Form 20-F
period 2014-12-31
HUNT MINING CORP
filed 2015-05-01
CIK 1551206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
----------------------

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File Number:                                           333-182072
--------------------------

Hunt Mining Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1041
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)

23800 East Appleway Ave.
Liberty Lake, WA   99019
(509)-290-5659
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered
Not Applicable	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.   146,494,823 Common Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes [    ]      No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes [    ]      No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
Yes [ X ]      No [    ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes [    ]      No [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  [    ]                                                                Accelerated filer  [    ]                                           Non-accelerated filer  [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [    ]                                           International Financial Reporting standards as issued                                                                                                Other [    ]
        by the International Accounting Standards Board [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [    ]                      Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes [    ]      No [ X ] N/A

Index to Exhibits on Page 43

TABLE OF CONTENTS

PART I	3
Item 1. Identity of Directors, Senior Management and Advisers.	3
Item 2. Offer Statistics and Expected Timetable.	4
Item 3. Key Information	4
Item 4. Information on the Company	12
Item 4A. Unresolved Staff Comments	12
Item 5. Operating and Financial Review and Prospects	12
Item 6. Directors, Senior Management and Employees	14
Item 7. Major Shareholders and Related Party Transactions	19
Item 8. Financial Information	21
Item 9. The Offer and Listing	22
Item 10. Additional Information	23
Item 11. Quantitative and Qualitative Disclosures About Market Risk	35
Item 12. Description of Securities Other Than Equity Securities	39
PART II	37
Item 13. Defaults, Dividend Arrearages and Delinquencies	37
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	37
Item 15. Controls and Procedures	37
Item 16. [Reserved]	37
Item 16A. Audit Committee Financial Expert	38
Item 16B. Code of Ethics	38
Item 16C. Principal Accountant Fees and Services	38
Item 16D. Exemptions from the Listing Standards for Audit Committees	38
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	38
Item 16F. Changes in Registrant’s Certifying Accountant	39
Item 16G. Corporate Governance	40
Item 16H. Mine Safety Disclosure	40
PART III	40
Item 17. Financial Statements	40
Item 18. Financial Statements	40
Item 19. Exhibits	40

INTRODUCTION

Hunt Mining Corp (“Hunt Mining”) was incorporated on January 10, 2006 under the laws of Alberta, Canada.  On November 6, 2013, the Company announced that effective November 6, 2013, it had continued from the Province of Alberta to the Province of British Columbia pursuant to a special resolution passed by shareholders of the Corporation at the annual and special meeting of shareholders held on November 5, 2013.  We are, together with our subsidiaries, engaged in the exploration of mineral properties in Santa Cruz province, Argentina.

We were initially listed on the TSX Venture Exchange (“TSXV”) as a Capital Pool Company within the meaning ascribed by TSXV Policy 2.4, as “Sinomar Capital Corporation”.  On December 23, 2009, we completed our Qualifying Transaction by acquiring all of the issued and outstanding shares of Cerro Cazador, S.A., an Argentine mineral exploration company, in a reverse takeover transaction.  We were a shell company until we completed the acquisition.  We subsequently changed our name to Hunt Mining Corp.

We are a reporting issuer under the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.  Our common shares are listed on the TSXV under the symbol HMX.V.

Our offices are located at:  23800 East Appleway Ave., Liberty Lake, WA 99019.

The Company qualifies as an “emerging growth company”, as defined in section 3(a) of the U.S. Securities Exchange Act of 1934 (as amended by the U.S. “Jumpstart Our Business Startups Act (the “JOBS Act”), enacted on April 5, 2012). The Company will continue to qualify as an “emerging growth company” until such time as the Company produces more than US$1 billion in gross revenue, the Company issues more than US$1 billion in non-convertible debt within a three-year period, the Company is deemed to be a “large accelerated filer”, or more than five years elapse from the time of its initial public offering in the United States. The Company expects that it will continue to qualify as an emerging growth company for the foreseeable future.  As an emerging growth company, the Company is exempt from the requirements of section 404(b) of the Sarbanes-Oxley Act, meaning that the Company is exempt from the requirement to obtain an external audit of its internal controls over financial reporting.

BUSINESS OF HUNT MINING CORP.

Hunt Mining is a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Hunt Mining’s properties. All of the Company's properties are currently at the exploration stage. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites. Other than minimal revenue derived from operator’s fees received from its former exploration partner, the Company has not reported any revenue from operations since incorporation.  As such, Hunt Mining is defined as an “exploration-stage company”.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represent expectations or beliefs of the Company about future events.  Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Annual Report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negatives or other comparable words.  The forward-looking statements, including the statements contained in the sections entitled Risk Factors, involve known and unknown risks, uncertainties and other factors which may cause our Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such statements.  Forward-looking statements include statements regarding the outlook for our Company’s future operations, plans and timing for the Company’s exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts.

The risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements include:

•           general economic and business conditions, including changes in interest rates;

•           prices of natural resources, costs associated with mineral exploration and other economic conditions;

•           natural phenomena;

•           actions by government authorities, including changes in government regulation;

•           uncertainties associated with legal proceedings;

•           changes in the resources market;

•           future decisions by management in response to changing conditions;

•           our Company’s ability to execute prospective business plans; and

•           misjudgments in the course of preparing forward-looking statements.

The Company’s forward-looking statements contained in this Annual Report are made as of the respective dates set forth in this Annual Report.  Such forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made.  The Company does not intend to update these forward-looking statements.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.  You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company may file from time to time with the Securities and Exchange Commission.

PART I

Item 1.                      Identity of Directors, Senior Management and Advisers.

Not Applicable

Item 2.                      Offer Statistics and Expected Timetable.

Not Applicable

Item 3.                      Key Information

A.	Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for 2014, 2013 and 2012.  The consolidated financial statements have been audited by Crowe MacKay LLP, Chartered Accountants, as at and for the year ended December 31, 2014 and by MNP LLP, Chartered Accountants, as at and for the years ended December 31, 2013 and 2012 and are reported in Canadian dollars.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report.  The Company’s fiscal period ends on December 31 of each year.

The following are summaries of certain selected financial information for the Company’s most recently completed fiscal year and the fiscal years ended December 31, 2013, 2012, 2011 and 2010.

		Year ended
	December 31, 2014 (IFRS) $	December 31, 2013 (IFRS) $	December 31, 2012 (IFRS) $	December 31, 2011 (IFRS) $	December 31, 2010 (IFRS) $

Net loss for the period	(3,302,154)	(2,680,088)	(4,172,082)	(8,280,161)	(3,362,240)
Net loss for the period – basic and diluted loss per share	(0.03)	(0.02)	(0.04)	(0.09)	(0.07)
Working capital	(655,728)	1,967,559	4,426,615	8,261,632	5,918,120
Total assets	2,526,707	5,002,767	7,701,979	11,494,788	8,138,880
Total non-current liabilities	207,069	125,000	125,000	125,000	125,000
Total shareholders’ equity	1,465,640	4,285,821	6,639,883	10,628,859	7,505,089
Cash dividends	-	-	-	-	-

The Company has chosen to expense its exploration and evaluation expenditures as incurred.  No dividends have been declared in any of the years presented above.

Exchange Rate Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  References in this document to “$” and “CDN$” refer to Canadian dollars, unless otherwise specified; and references to “US$” refer to US dollars.

The following table sets forth the high and low rates of exchange for the Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  The noon rate of exchange on April 30, 2015, as set forth in the Bank of Canada website, for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.XX.

Exchange Rate U.S. Dollars into
Canadian dollars

	High	Low
Month ended March 31, 2015	1.2783	1.2446
Month ended February 28, 2015	1.2723	1.2414
Month ended January 31, 2015	1.2660	1.1599
Month ended December 31, 2014	1.1643	1.1354
Month ended November 30, 2014	1.1414	1.1226
Month ended October 31, 2014	1.1319	1.1116

		Average
Fiscal year ended December 31, 2014		1.1041
Fiscal year ended December 31, 2013		1.0297
Fiscal year ended December 31, 2012		0.9696
Fiscal year ended December 31, 2011		0.9592
Fiscal year ended December 31, 2010		0.9994

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

The mining business is inherently risky in nature. Exploration activities are based on professional judgments and statistically‐based tests and calculations and often yield few rewarding results. Mineral properties are often non‐productive for reasons that cannot be anticipated in advance and operations may be subject to numerous risks. As a result, an investment in our common shares should be considered highly speculative and prospective investors should carefully consider all of the information disclosed in this prospectus prior to making an investment. In addition to the other information presented in this prospectus, the following risk factors should be given special consideration when evaluating an investment in our common shares.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to continue operating and our ability to obtain future financing

The audit opinion for our financial statements for the fiscal year ended December 31, 2014 includes a qualification raising substantial doubt about our ability to continue as a going concern. The Company is an exploration stage company and has incurred losses since its inception. The Company has had minimal revenues and has incurred an accumulated loss of $34,478,437 through December 31, 2014 (December 31, 2013 - $31,176,283). The Company’s ability to continue as a going concern is dependent upon the discovery of economically recoverable mineral reserves, the ability to obtain necessary financing to complete development and fund operations and future production or proceeds from their disposition. Additionally, the current capital markets and general economic conditions in the United States and Canada provide no assurance that the Company’s funding initiatives will continue to be successful. These factors raise doubt about the Company’s ability to continue as a going concern.

Our Company has had minimal revenues and there can be no assurance that our exploration activities will result in future profitable earnings.

Hunt Mining has had only minimal revenues.  Our properties are in the exploration stage and there are no known commercially mineable mineral deposits on our properties. There can be no guarantee that our exploration activities will result in the discovery of economically recoverable mineral reserves and/or profitable production of precious metals.

Title to our mineral properties may be subject to other claims which could have an adverse effect on our property rights.

Although CCSA has exercised due diligence with respect to determining title to the properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. Our mineral property interests may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Until competing interests, if any, in the mineral lands have been determined, we can give no assurance as to the validity of title to those lands or the size of such mineral lands.

Our Company’s continued viability is dependent upon the results of our exploration activities and the development economically recoverable mineral reserves.

Resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals we acquire or discover may be affected by numerous factors that are beyond our control and that cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, the import and export of minerals and environmental protection, the combination of which may result in us not receiving an adequate return of investment capital.

All of the claims in which we have acquired or have a right to acquire an interest are in the exploration stage only and are without a known commercially-mineable ore body. Development of the subject mineral properties would follow only if favorable exploration results are obtained.

There is no assurance that Hunt Mining’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of our operations will in part be directly related to the costs and success of our exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Our Company’s exploration activities may be impacted by cyclical changes in weather, available workforce and other factors.

Exploration activity in our operating area is seasonal in nature. Exploration activity generally becomes more difficult during the winter months in Santa Cruz province. During the warmer months exploration activity generally increases, which increases demand for qualified exploration personnel, drilling contractors and drill rigs.
The impact of global financial markets on precious metal prices, interest rates, foreign currencies and other economic factors may have an adverse effect on our business and future operations.

Worldwide cycles of economic growth, interest rates, inflation rates and other economic factors can have a profound impact on the demand and realizable sale prices for precious metals and base metals over time. Relatively high metals prices can improve the probability that a mineral deposit could be developed into an economic producing property. In contrast, relatively low metals prices can reduce the probability that a mineral deposit could be developed into a producing property. The relative attractiveness of all mineral deposits is therefore highly dependent on metals prices and overall macroeconomic activity. Thus, mineral exploration activity is closely tied to the worldwide markets for precious metals and base metals. Current market conditions are not favorable to junior mineral exploration companies such as Hunt Mining.

Hunt Mining’s ability to explore for precious metals is dependent on access to external equity and debt financing and therefore our business is highly sensitive to macroeconomic changes over time. During times of economic growth and favorable equity market conditions our access to capital is better than during times of poor economic growth and weak equity market conditions. Therefore, Hunt Mining’s ability to explore for precious metals and base metals is highly sensitive to changing equity market conditions.

Historically, we have spent the majority of our exploration efforts on the La Josefina property and we recently added the contiguous La Valenciana property to our portfolio of exploration target properties.  We remain economically dependent on these projects.

We consider La Josefina to be our primary exploration property because La Josefina occupies 52,800 hectares and approximately 90% of the nearly 57,000 meters drilled by us have been drilled on La Josefina. Hunt Mining’s rights to explore the La Josefina and La Valenciana properties are governed by exploration agreements between our wholly-owned subsidiary, CCSA, and Fomicruz.  We remain economically dependent on these projects and therefore upon our continued relationship with Fomicruz.

We do not insure against all risk to which we may be subject part of our exploration activities.

Exploration, development and production of mineral properties is subject to certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to insure fully against such risks and we may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they could have a material adverse impact on Hunt Mining’s operations and could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

Mining is inherently dangerous and subject to operating hazards and risks beyond our control, which could have a material adverse effect on our business.

Mineral exploration and development involves risks which even a combination of experience, knowledge and careful examination may not be able to overcome. Operations in which we have a direct or indirect interest will be subject to hazards and risks normally incidental to exploration, developments and production of minerals, any of which could result in work stoppages, damage to or destruction of property, loss of life and environmental damage.  We currently carry a $2,000,000 foreign liability insurance policy providing coverage in respect of our operations in Argentina, and make efforts to confirm that our contractors have adequate insurance coverage.  The nature of these risks is such that liabilities might exceed insurance policy limits, the liabilities and hazards might not be insurable or we may elect not to insure ourselves against such liabilities due to high premium costs or other factors.  Such liabilities may have a materially adverse effect upon our financial condition.

Our Company’s exploration activities may be subject to environmental laws and regulations that could increase the cost of doing business and restrict our operations.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Our exploration activities may require, and any future development activities and any commencement of production on our properties will require, permits from various federal, provincial or territorial and local governmental authorities, and such operations are and will be governed by laws, and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Such exploration activities and future operations are and will also be subject to substantial regulation under applicable laws by governmental agencies that may require that we obtain permits from various governmental agencies. There can be no assurance, however, that all permits that we may require for our exploration activities and future operations will be obtainable on reasonable terms or on a timely basis or that such laws and regulations will not have an adverse effect on any mining project which we might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fine or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Our Company must compete with larger, better capitalized competitors in the mining industry.

The mining industry is intensely and increasingly competitive in all its phases, and we will compete with other companies that have greater financial and technical resources. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically and businesses compete for the technical expertise to find, develop, and produce such properties, the skilled labor to operate the properties and the capital for the purpose of financing development of such properties. Such competition could adversely affect our ability to acquire suitable producing properties or prospects for mineral exploration, recruit or retain qualified employees or acquire the capital necessary to fund our operations and develop our properties.

Our Company may experience difficulty attracting and retaining qualified personnel with the specialized skills and knowledge necessary to further our business objectives, which could have a material adverse effect on our business and financial condition.

Hunt Mining’s business requires specialized skills and knowledge in the areas of geology, exploration planning, drilling and regulatory compliance.  Our ability to attract and retain qualified professionals with the background and experience specific to our projects and business plan cannot be assured.  Any inability on our part to attract and retain qualified personnel could potentially hamper our ability to execute our business plan in a timely manner or at all.  If we are unable to operate our business due to a shortage of qualified personnel, we may be forced to suspend our mineral exploration activities which, in turn, could have a material adverse effect on our ability to raise working capital and on our overall financial condition.

We are largely dependent on our management, and could be adversely affected by the loss of the services of our directors and officers, or by any inability on our part to attract and retain other management personnel as our business evolves.

We are largely dependent on our directors and officers. There is no assurance that we will be able to retain our existing directors and officers, or that we will be able to attract and retain additional qualified management personnel as our business evolves.  The loss of any of our directors or officers, as well as any inability to attract and retain additional management personnel as and when needed, could have a material adverse effect on us and our prospects.

The fluctuation of mineral prices, which have varied widely in the past, will have a significant impact on our Company’s value and future exploration activities.

The mining industry is heavily dependent upon the market price of metals or minerals being mined. There is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist at the time of sale. Factors beyond our control may affect the marketability of metals or minerals discovered, if any. Metal prices have fluctuated widely, particularly in recent years, and we will be affected by numerous factors beyond our control. The effect of these factors on our operations cannot be predicted. If mineral prices decline significantly, it could affect our decision to proceed with further exploration of our properties.

Our exploration and development activities will require future financing, which cannot be assured.

Our continued operation will be dependent upon our ability to generate operating revenues and to procure additional financing. There can be no assurance that any such revenues can be generated or that other financing can be obtained on acceptable terms to us, if at all. Failure to obtain additional financing on a timely basis may result in delay or indefinite postponement of further exploration and development or forfeiture of some rights in some or all of our properties.  If additional financing is raised by the issuance of shares from treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to further explore and develop our properties, take advantage of other opportunities, or otherwise remain in business. Events in the equity market may impact our ability to raise additional capital in the future.

Our Company’s business model is largely dependent on the ability to find and acquire interest in economically recoverable mineral reserves, there is no guarantee that our Company will be able to locate and/or acquire economically viable mineral interest in the future.

As part of our business strategy, we may seek to grow by acquiring companies, assets or establishing joint ventures that we believe will complement our current or future business. We may not effectively select acquisition candidates or negotiate or finance acquisitions or integrate the acquired businesses and their personnel or acquire assets for our business. We cannot guarantee that it can complete any acquisition it pursues on favorable terms, or that any acquisitions competed will ultimately benefit our business.

Our Company’s share price may be subject to increased price volatility that is outside management control.

In recent years, the securities markets in the United States and Canada, and the TSX Venture Exchange in particular, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the shares will be subject to market trends and conditions generally, notwithstanding any potential success in creating revenues, cash flows or earnings.

Our directors and officers may have conflicts of interest as a result of their relationships with other companies.

Certain of the directors and officers of the Company serve or have served as officers and directors for other companies engaged in mineral exploration and development, and may in the future serve as directors and/or officers of other companies involved in natural resource exploration and development, which are potential competitors of Hunt Mining. For example: Although our officers and directors are subject to certain fiduciary duties to our Company under applicable corporate law, they will not necessarily be required to give the Company consideration with respect to every opportunity of which they may become aware. Consequently, although the Company is not aware of any specific conflicts of interest involving any of its directors or officers at the present time, there is a possibility that our directors and/or officers may be in a position of conflict in the future.   In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict is required to abstain from voting for or against the approval of such participation or such terms.  In accordance with applicable laws, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

Our Company’s exploration activities are in part based on historical information for our various properties, and the accuracy of this historical data could have an impact on the results of our exploration activities.

We have relied, and our resource estimation technical report in respect of the La Josefina Project dated September 29, 2010 (filed on SEDAR on October 4, 2010) is based, in part, upon historical data compiled by previous parties involved with the La Josefina project. To the extent that any of such historical data is inaccurate or incomplete, our exploration plans may be adversely affected.

Our Company has never paid a dividend and any potential future dividend payments are dependent upon our Company’s ability find and develop economically recoverable mineral deposits.

We have never paid a dividend on our Common Shares. It is not anticipated that we will pay any dividends on our Common Shares in the foreseeable future.

Our Company is subject to changes in foreign exchange rates, including the Argentine Peso and Canadian dollar, which could have a material impact on our result of operations and future

We will maintain most of our working capital in Canadian and United States dollars. However, a significant portion of Hunt Mining’s operating costs are incurred in Argentinean pesos. Accordingly, we will be subject to fluctuations in the rates of currency exchange between the Canadian, United States dollar and the Argentinean peso and these fluctuations could materially affect our financial position and results of operations as costs may be higher than anticipated. The costs of goods and services could increase due to changes in the value of the Canadian dollar, the United States dollar, or the Argentinean peso. Consequently, operation and development of our properties might be more costly than we anticipate.

Our Company currently carries out all its exploration activities in Argentina, and any economic or political instability in that country could have an adverse effect on value of the business and future business operations.

All of our material properties are located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina. During an economic crisis in 2002 and 2003, Argentina defaulted on foreign debt repayments and on the repayment on a number of official loans to multinational organizations. In addition, the Argentinean government has renegotiated or defaulted on contractual arrangements. In January, 2008, the Argentinean government reassessed its policy and practice in respect of export duties and began levying export duties on mining companies operating in the country.

There also is the risk of political violence and increased social tension in Argentina and Argentina has experienced periods of civil unrest, crime and labor unrest.

Certain political and economic events such as acts or failures to act by a government authority in Argentina, and acts of political violence in Argentina, could have a material adverse effect on our ability to operate.

Limitations on the transfer of cash, mineral interests or other assets between our Company and our operating subsidiary in Argentina, or our joint venture partners, could adversely impact the value of our securities.

We are a Canadian company that is conducting operations primarily through Cerro Cazador, S.A. (referred to elsewhere in this prospectus as “CCSA”), an Argentinean subsidiary, and substantially all of our assets consist of equity in Cerro Cazador, S.A.

In January 2008, the Government of Argentina reassessed its policy and practice in respect of export duties and began levying export duties on mining companies operating in the country.  Although this particular change did not affect Cerro Cazador, S.A., there can be no assurance that the Government of Argentina will not unilaterally take other action which could have a material adverse effect on our interests in Argentina.

In October 2011, Argentina announced a decree requiring mining companies to repatriate mining revenues to Argentine currency before distributing revenue either locally or overseas.  In April 2012, the Government of Argentina and their central bank announced further rules which initially reduced the number of days mining companies have to repatriate funds to 15 days and then subsequently in July 2012, relaxed the repatriation requirement to 45 days on the sale of doré and 180 days on the sale of concentrates for certain mining companies.

These and any future limitations that may be imposed by the Government of Argentina on the transfer of cash or other assets between our Company and Cerro Cazador, S.A. or our joint venture partners, could restrict our ability to fund our operations efficiently, and could negatively affect our ability to explore or develop our La Josefina project or other exploration properties in Argentina.   Accordingly, any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on available credit, and on our valuation and stock price.

The Government of Argentina has recently nationalized the majority stake of Argentina’s largest oil company, and there is no assurance that similar action will not be taken with respect to other natural resources companies in the future.

In April 2012, Argentina’s President announced the nationalization of the majority stake of Yacimientos Petrolíferos Fiscales (YPF), Argentina’s largest oil company.   There is no assurance that similar action may not be taken with respect to other natural resource companies in Argentina.

Current global economic conditions may impact our ability to raise capital or obtain financing to further our exploration activities or develop economically recoverable mineral reserves.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede our access to capital or increase our cost of capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations.

It may be difficult to effect service of process on our directors who reside outside the United States.

Some of our directors reside outside of the United States, and it will therefore be difficult to effect service of process (service of legal proceedings) on such directors.

Item 4.                      Information on the Company

A.	History and Development of the Company

Hunt Mining Corp. (the “Company” or “Hunt”), is a mineral exploration company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties in Santa Cruz Province, Argentina.  On November 6, 2013, the Company continued from the Province of Alberta to the Province of British Columbia pursuant to a special resolution passed by shareholders of the Company at the annual and special meeting of shareholders held on November 5, 2013.

We were initially listed on the TSX Venture Exchange (“TSXV”) as a Capital Pool Company within the meaning ascribed by TSXV Policy 2.4, as “Sinomar Capital Corporation”.  On December 23, 2009, we completed our Qualifying Transaction by acquiring all of the issued and outstanding shares of Cerro Cazador, S.A., an Argentine mineral exploration company, in a reverse takeover transaction.  We were a shell company until we completed the acquisition.  We subsequently changed our name to Hunt Mining Corp.

The Company’s registered office is located at 1810, 1111 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4M3.  The Company’s head office is located at 23800 E Appleway Avenue, Liberty Lake, Washington, USA.

B.	Business Overview

The Company’s primary activity is the exploration of mineral properties in Argentina. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

C.	Organizational Structure

The consolidated financial statements include the accounts of the following subsidiaries after elimination of intercompany transactions and balances:

Corporation	Incorporation	Percentage ownership	Business Purpose
Cerro Cazador S.A.	Argentina	100%	Holder of Assets and Exploration Company

1494716 Alberta Ltd.	Alberta	100%	Nominee Shareholder

Hunt Gold USA LLC	Washington, USA	100%	Management Company

D.	Property and Equipment

The majority of the Company’s assets are located in Argentina.  The Company owns a 25,000-acre ranch called the La Josefina Estancia, on which the Company’s La Josefina project is located.

The Company also owns small mobile housing units, trucks and additional mechanical equipment to support exploration activities on the Company’s projects, all located in Argentina.

Item 4A.  Unresolved Staff Comments

Not Applicable

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis of the financial condition and operation results of the Company for the two years ended December 31, 2014 and 2013 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with IFRS.  The discussion and analysis set forth below covers the results measured under IFRS.

A.	Operating Results

2014 versus 2013

For the year ended December 31, 2014 the Company generated a net loss of $3,302,154, or $0.03 per share, compared to a net loss of $2,680,088, or $0.02 per share, for the year ended December 31, 2013.  The increased net loss and net loss per share were primarily the result of the termination of the exploration agreement and the recovery of costs and related revenue received from operator’s fees received from the Company’s former exploration partner and increased expenditures relating to the Company’s 2014 drilling program.

The Company generated interest income of $18,456 for the year ended December 31, 2014, down from $49,626 for the year ended December 31, 2013. The Company incurred net operating expenses of $3,077,272 for the year ended December 31, 2014, up from $2,582,371 for the year ended December 31, 2013.  The increase in the net operating expenses in 2014 was mainly the result of the termination of the exploration agreement and the recovery of costs from the Company’s former exploration partner and increased expenditures relating to the Company’s 2014 drilling program, offset by reduced office expenses, travel expenses, payroll expenses and professional fees.

2013 versus 2012

For the year ended December 31, 2013 the Company generated a net loss of $2,680,088, or $0.02 per share, compared to a net loss of $4,172,082, or $0.04 per share, for the year ended December 31, 2012.  The decreased net loss and net loss per share was primarily the result of the recovery of costs from the Company’s exploration partner and, to a lesser extent, from reduced administrative, office and payroll expenses as well as reduced professional fees and reduced stock based compensation expense.

The Company generated interest income of $49,626 for the year ended December 31, 2013, down from $67,708 for the year ended December 31, 2012. The Company incurred net operating expenses of $2,582,371 for the year ended December 31, 2013, down from $3,770,429 for the year ended December 31, 2012.  The decrease in the net operating expenses in 2013 was mainly the result of reduced professional fees, office expenses, payroll expenses and the recovery of costs from the Company’s exploration partner.

B.	Liquidity and Capital Resources

The Company does not have any cash flow generating properties. As at December 31, 2014, the Company had $115,246 in cash and short term investments and negative working capital of $655,728.  As at April 30, 2015, the Company had approximately $XX in cash and short term investments.

C.	Research and Development, Patents and Licenses etc.

Not Applicable

D.	Trend Information

Mineral property expenditures can vary from quarter to quarter depending when option payments are due and the stage of the exploration program.  For example, drilling may slow down for a period of time when results are analyzed, resulting in lower costs during that period.

Other than minimal revenue derived from operator’s fees received from the Company’s former exploration partner, the Company has had no revenue from mining operations since its inception.

E.	Off-Balance Sheet Arrangements

As at December 31, 2014, the Company had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on results of operations or the financial condition of the Company.

F.	Contractual Obligations

The following table lists as of December 31, 2014 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual obligations	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years

Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under IFRS	125,000	(1)	-	-	-	125,000
Loan Payable Reflected on the Registrant’s Balance Sheet under IFRS	82,069	(2)	-	82,069	-	-
Total	207,069		-	82,069	-	125,000

Notes:
(1)
Contingent liability in connection with a lawsuit filed in Buenos Aires on March 18, 2011 by a former director and accounting consultant against our Company and its subsidiaries for damages in the amount of US$249,041, including wages, alleged bonus payments, interest and penalties. Management considers the lawsuit to be baseless and intends to defend our Company and its subsidiaries to the fullest extent possible (see Note 19(c) to audited consolidated financial statements for the year ended December 31, 2014).

(2)	In October 2014, the Company entered into a loan agreement with a shareholder to borrow US$70,000. The loan bears interest at 5% per annum and will be repayable on the second anniversary.

G.	Safe Harbor

Not Applicable

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table lists as of April 30, 2015 the names of the directors and senior management of the Company.

The Company’s Board of Directors (the “Board” or “Board of Directors”) currently consists of four directors.  Our directors are elected annually at each annual meeting of our Company’s shareholders.

Our Board of Directors currently has two committees: the Audit Committee and the Compensation Committee.  The Board has not appointed a nominating committee because the Board fulfills these functions. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Our Board of Directors is responsible for appointing our Company’s officers.

Name, Province/State and Country of Residence and Position with the Company	History with Company	Principal Occupation	Additional Employment History
Tim Hunt Washington, USA Executive Chairman, President, Chief Executive Officer and Director •Relationships to other management: Father of Darrick Hunt
•President, Chief Executive Officer and Director from January 2014 to current
•Executive Chairman from April 2010 to current
•Director from December 2009 to current
•Chief Executive Officer, Executive Chairman and Director of the Company from December 2009 to April 2010

•President, T.R.A. Industries, Inc., doing business as Huntwood Industries, from 1988 to current
•Location:
23800 E Appleway Ave
Liberty Lake, WA 99019
•Type of business: Building products manufacturing company
•None
Bob Little Washington, USA Chief Financial Officer •Relationships to other management: None	•Chief Financial Officer from January 2014 to current
•Chief Financial Officer of Hunt Mining, from January 2014 to current; Direct Assistant to Tim Hunt, Executive Chairman, from December 2009 to current
•Direct Assistant to Tim Hunt,  President, T.R.A. Industries, Inc., doing business as Huntwood Industries, from 2004 to current
•None
Darrick Hunt Washington, USA Director •Relationships to other management: Son of Tim Hunt	•Director from December 2009 to current
•Chief Financial Officer of T.R.A. Industries, Inc., doing business as Huntwood Industries, from January 2006 to current
•Location:
23800 E Appleway Ave
Liberty Lake, WA 99019
•Type of business: Building products manufacturing company
•Controller of T.R.A. Industries, Inc., 23800 E Appleway Ave, Liberty Lake, WA 99019, from May 1999 to January 2006
Alan Chan(1) (2) Alberta, Canada Director •Relationships to other management: None	•Director from June 2008 to current
•President and principal of A.C. Capital Inc. (formerly called A.C. Management Inc.) from March, 1996 to current
•Location:
Suite 628, 138-4th Ave S.E.
Calgary, Alberta, Canada T3E 2J4
•Type of business: Financial consulting company
•Founder and Principal of China Pacific Industrial Corp. •Suite 328, 1333-8th St. SW, Calgary, Alberta, Canada T2R 1M6, from July, 1994 to September, 1997
Alastair Summers(1) Idaho, USA Director •Relationships to other management: None	•Director from April 2014 to current	•Semi-retired mining engineer consultant	•Professional Engineer-Mining, former V.P. & GM for Hecla Mining operations in Mexico & Venezuela, Worked for Stillwater, Paramount Gold and others.
Matthew Hughes Washington, USA Director of Cerro Cazador S.A. •Relationships to other management: None	•President, Chief Executive Officer and Director of the Company from April 2010 to December 2013 •Chief Operating Officer and Director from December, 2009 to April 2010	•Principally employed by Hunt Mining, from February 2010 to current
•Executive Vice-President and Chief Operating Officer, HuntMountain, 1611 N. Molter Rd #201, Liberty Lake, WA 99019, from December 2005 to February 2010
•Chief Geologist of Mundoro Mining Inc., 543 Granville St., Suite 702 Vancouver, B.C., Canada V6C 1X8, a mining company, from October 2003 to December 2005

Danilo Silva Pigue, Argentina Director and President of Cerro Cazador S.A. •Relationships to other management: None	•Director of Cerro Cazador S.A. from February, 2006 to current	•President of Cerro Cazador S.A., the Company’s wholly-owned subsidiary, from February 2006 to current •Location: Buenos Aires, Argentina •Type of business: Mining company
•Vice President for Hidefield Argentina S.A.,  Argentina, from 2005 to 2010
•Consultant for Cia De Minas Buenaventura Argentina, Argentina, from 2004 to 2007
•Consultant for J.V. Yamana – Buenaventura S.A.A., Argentina, from 2002 to 2004
•Consultant for Yamana Resources from 2001 to 2002
•General Manager for Platero Resources, Argentina, from 2000 to 2001
•Project Manager for Compania Minera Polimet S.A., Argentina, from 1995 to 1999

Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.

B.	Compensation

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation.  The Company reimburses out-of-pocket costs that are incurred by the directors.  Neither the Company nor any of its subsidiaries has entered into a service contract with any director providing for benefits upon termination of office.

The following table sets forth the total compensation earned by each director of the Company in 2014:

Director	Year	Fees earned ($)	Share-based Awards ($)	Option-based awards(1) ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan ($)	Long-term Incentive Plan ($)

Darrick Hunt	2014	Nil	Nil	13,331	Nil	Nil	Nil	Nil	13,331

Alan Chan	2014	Nil	Nil	8,887	Nil	Nil	Nil	Nil	8,887

Alastair Summers	2014	Nil	Nil	4,444	Nil	Nil	Nil	Nil	4,444

Notes:
(1)	Includes stock options issued April 4, 2014 with $0.10 exercise price and April 4, 2019 expiry date.

The following table sets forth the compensation paid to the Company’s executive officers and members of its administrative body during 2014:

Named Executive Officer and Principal Position	Year	Salary ($)	Share-based Awards ($)	Option-based awards(1) ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan ($)	Long-term Incentive Plan ($)

Tim Hunt(3) Executive Chairman, President and Chief Executive Officer	2014	114,914	Nil	17,774	Nil	Nil	Nil	Nil	132,688

Bob Little Chief Financial Officer and Secretary	2014	82,274	Nil	6,221	Nil	Nil	Nil	Nil	88,495

Danilo Silva President, Cerro Cazador S.A	2014	113,436	Nil	Nil	Nil	Nil	Nil	Nil	113,436

Notes:
(1)	Includes stock options issued April 4, 2014 with $0.10 exercise price and April 4, 2019 expiry date.

The following table sets forth all option-based awards and share-based awards outstanding to the Company’s directors and executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended December 31, 2014:

Director or Executive Officer	Option–based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value vested share-based awards not paid out or distributed ($)
Tim Hunt(4) Executive Chairman, President and Chief Executive Officer	500,000 100,000 1,000,000	$0.65 $0.10 $0.10	01/18/2015 04/23/2018 04/04/2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bob Little Chief Financial Officer and Secretary	350,000	$0.10	04/04/2019	Nil	Nil	Nil	Nil
Danilo Silva President, Cerro Cazador S.A.	150,000 50,000	$0.30 $0.10	02/27/2017 04/23/2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Note:
(1) Value is calculated based on the difference between the closing market price of the Corporation’s common shares on the TSXV on December 31, 2014, which was $0.01, and the exercise price of the options, multiplied by the number of options.

No funds were set aside or accrued by the Company during 2014 to provide pension, retirement or similar benefits for Directors or Executive Officers.

C.	Board Practices

The Articles of the Company provide for a minimum of three and a maximum of nine directors. The Company’s Board of Directors (the “Board” or “Board of Directors”) currently consists of four directors.  Our directors are elected annually at each annual meeting of our Company’s shareholders.

Our Board of Directors currently has two committees: the Audit Committee and the Compensation Committee.  The Board has not appointed a nominating committee because the Board fulfills these functions. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Our Board of Directors is responsible for appointing our Company’s officers.

Our Audit Committee consists of Alan Chan and Alastair Summers. Both Mr. Chan and Mr. Summers are independent under the listing standards regarding “independence” of the NYSE MKT Equities Exchange.

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the issuer, which could, in the view of the corporation’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.  Mr. Chan is also considered independent within the meaning of NI 52-110.

The Audit Committee is mandated to monitor the audit and preparation of our consolidated financial statements and to review and recommend to the Board of Directors all financial disclosure contained in our public documents. The Audit Committee is also mandated to recommend to the Board of Directors the external auditors to be nominated for appointment by the Board, to set the compensation for the external auditors, to provide oversight of the external auditors, and to ensure that the external auditors report directly to the Audit Committee.  The Audit Committee also approves in advance any permitted services to be provided by the external auditors which are not related to the audit.

Our Company provides appropriate funding as determined by the Audit Committee to permit the Audit Committee to perform its duties and to compensate its advisors. The Audit Committee, at its discretion, has the authority to initiate special investigations, and if appropriate, hire special legal, accounting or other outside advisors or experts to assist the Audit Committee to fulfill its duties.

The Audit Committee operates pursuant to a written charter, a copy of which has been included as an exhibit to our registration statement on Form F-1 under the U.S. Securities Act, as filed with the SEC on June 12, 2012.

Our Audit Committee Financial Expert is Alan Chan.

The Compensation Committee of our Company’s Board of Directors is responsible for ensuring that our Company has in place an appropriate plan for executive compensation and for making recommendations to the Board of Directors with respect to the compensation of the our executive officers. The Compensation Committee consists of the following Board member: Alan Chan. Mr. Chan is independent.

The Compensation Committee has not yet had the opportunity to adopt a formalized process with formal objectives, criteria and analysis used in the determination of executive compensation. The Compensation Committee meets as frequently as is necessary to carry out its responsibilities. Executive compensation is based on informal discussions of the Compensation Committee on a case by case basis, which are then recommended to our Board of Directors. Mr. Chan has been involved with public companies for the past 12 years and, as such, has experience relevant to the performance of their responsibilities in executive compensation.

D.	Employees

CCSA employs approximately seven people in Argentina.  Hunt Mining employs four people at our headquarters in Liberty Lake, Washington.

E.	Share Ownership

Security Ownership of Certain Beneficial Owners and Management

The following table sets out the name, municipality of residence, and the number and percentage of common shares of the Company beneficially owned, or controlled or directed, of each director and executive officer of the Company. The directors are elected at each annual meeting and hold office until the next annual meeting, unless his office is vacated earlier due to death, removal, resignation or ceasing to be duly qualified in accordance with the Business Corporations Act (British Columbia).

Name and Municipality of Residence	Common Shares of the Company Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)
Tim Hunt Greenacres, Washington, USA Executive Chairman, Chief Executive Officer, President and Director	87,905,525(3)	52.45%
Bob Little Washington, USA Chief Financial Officer and Secretary	5,042,098(4)	3.38%
Darrick Hunt, CPA Washington, USA Director	3,907,423(5)	2.63%
Alan P. Chan Calgary, Alberta, Canada Director	962,530(6)	*
Alastair Summers Idaho, USA Director	262,277(7)	*
Danilo Silva Pigue, Argentina Director; President of CCSA	200,000(8)	*
Directors and Executive Officers as a Group (Six People)	98,279,853(9)	56.75%
* Denotes less than one percent.

Notes:
(1)
Under Rule 13d–3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on December 31, 2014.

(2)
For each person and group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of the 146,494,823 common shares that were outstanding as of April 30, 2015 and the number of common shares that such person or group had the right to acquire on or within 60 days of that date, including, but not limited to, upon the exercise of stock options and purchase warrants.

(3)
Consists of 38,967,281 common shares held by Hunt Family Limited Partnership, 27,838,244 common shares directly held by Mr. Tim Hunt, 100,000 common shares issuable upon exercise of stock options at an exercise price of $0.10 per share set to expire on April 23, 2018, 1,000,000 common shares issuable upon exercise of stock options at an exercise price of $0.10 per share set to expire on April 4, 2019, and 20,000,000 common shares issuable upon exercise of purchase warrants at an exercise price of $0.05 per share set to expire on November 4, 2015.

(4)
Consists of 2,542,098 common shares held directly by Mr. Bob Little, 350,000 common shares issuable upon exercise of stock options at an exercise price of $0.10 per share set to expire on April 4, 2019, and 2,150,000 common shares issuable upon exercise of purchase warrants at an exercise price of $0.05 per share set to expire on November 4, 2015.

(5)
Consists of 2,007,423 common shares held directly by Mr. Darrick Hunt, 50,000 common shares issuable upon exercise of stock options at an exercise price of $0.30 per share set to expire on February 27, 2017, 750,000 common shares issuable upon exercise of stock options at an exercise price of $0.10 per share set to expire on April 4, 2019, and 1,100,000 common shares issuable upon exercise of purchase warrants at an exercise price of $0.05 per share set to expire on November 4, 2015.

(6)
Consists of 230,000 common shares held directly by Mr. Alan Chan, 197,530 common shares issuable upon exercise of stock options at an exercise price of $0.31 per share set to expire on January 27, 2016, 50,000 common shares issuable upon exercise of stock options at an exercise price of $0.30 per share set to expire on February 27, 2017, and 500,000 common shares issuable upon exercise of stock options at an exercise price of $0.10 set to expire on April 4, 2019.

(7)	Consists of 12,277 common shares held directly by Mr. Alastair Summers, and 250,000 common shares issuable upon exercise of stock options at an exercise price of $0.10 set to expire on April 4, 2019.

(8)
Consists of 150,000 common shares issuable upon exercise of stock options at an exercise price of $0.30 per share set to expire on February 27, 2017 and 50,000 common shares issuable upon exercise of stock options at an exercise price of $0.10 per share set to expire April 23, 2018.

(9)	Includes 3,447,530 common shares issuable upon exercise of the stock options and 23,250,000 common shares issuable upon the exercise of the purchase warrants described in the foregoing notes.

The information as to shares beneficially owned or controlled or directed, directly or indirectly, not being within our knowledge, has been furnished by the officers and directors.

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the knowledge of the Company’s directors and executive officers, as of April 30, 2015, no person beneficially owns, or controls or directs, directly or indirectly, common shares of the Company carrying 5% or more of the voting rights attached to all issued and outstanding common shares of the Company except as follows:

Name and Municipality of Residence1	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)
Hunt Family Limited Partnership (3) Liberty Lake, Washington, USA	38,967,281(4)	26.60%
Tim Hunt Liberty Lake, Washington, USA	87,905,525(4)	52.45%

Notes:
(1)
Under Rule 13d–3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect what the person’s actual ownership or voting power will be with respect to the number of common shares actually outstanding immediately after the completion of the offering contemplated by this prospectus.

(2)
For each person included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person as described above by the sum of the 146,494,823 common shares that were outstanding as of April 30, 2015 and the number of common shares that such person had the right to acquire on or within 60 days of that date, including, but not limited to, upon the exercise of stock options and purchase warrants.

(3)
Hunt Family Limited Partnership is an entity controlled by Tim Hunt and his spouse Resa Hunt.  Accordingly, Mr. Hunt is deemed to be the beneficial owner of the 38,967,281 common shares held by Hunt Family Limited Partnership.  Mr. Hunt is our Company’s Executive Chairman, Chief Executive Officer, President, and a Director.

(4)
Consists of 38,967,281 common shares held by Hunt Family Limited Partnership, 27,838,244 common shares directly held by Mr. Tim Hunt, 100,000 common shares issuable upon exercise of stock options at an exercise price of $0.10 per share set to expire on April 23, 2018, 1,000,000 common shares issuable upon exercise of stock options at an exercise price of $0.10 per share set to expire on April 4, 2019, and 20,000,000 common shares issuable upon exercise of purchase warrants at an exercise price of $0.05 per share set to expire on November 4, 2015.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company’s shares who are not major shareholders.
There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

During the year ended December 31, 2014, the Company incurred $113,436 (2013 – $137,298) in professional fees expense relating to the services of the President of CCSA. Included in accounts payable and accrued liabilities as at December 31, 2014 was $25,685 (December 31, 2013 - $13,879) owing to the President of CCSA for professional geological fees.  Included in prepaid expenses as at December 31, 2014, the Company had a receivable due from the President of CCSA for $2,497 (December 31, 2013 - $1,087) for cash advanced for field expenses.

During the year ended December 31, 2014, the Company incurred $Nil (2013 – $22,444) in general and administrative expenses relating to rent paid for office space to the President of CCSA.

During the year ended December 31, 2014, the Company incurred $31,615 (2013 - $53,924) in professional fees expense relating to the accounting services of a director of CCSA.  Included in accounts payable and accrued liabilities as at December 31, 2014, the Company had a payable owing to the director of CCSA of $5,580 (December 31, 2013 – $3,868).  Included in prepaid expenses as at December 31, 2014, the Company had a receivable due from the director of CCSA of $359 (December 31, 2013 - $18) for cash advanced for miscellaneous expenses.

During the year ended December 31, 2014, the Company incurred $16,684 (2013 - $Nil) in professional fees expense relating to the consulting services of a director.  Included in accounts payable and accrued liabilities as at December 31, 2014 was $5,625 (December 31, 2013 - $Nil) owing to a director for consulting fees.

During the year ended December 31, 2014, the Company incurred $37,077 (2013 - $Nil) in administrative and office expenses and $11,456 in professional fees relating to the rental of office space and various administrative services and expenses payable to Hunt Family Limited Partnership, LLC, an entity controlled by the Company’s President, CEO and Executive Chairman.  Included in accounts payable and accrued liabilities as at December 31, 2014 was $51,284 (December 31, 2013 - $Nil) owing to Hunt Family Limited Partnership, LLC relating to the rental of office space and various administrative services and expenses.

All related party transactions are in the normal course of business.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management, including the Executive Chairman and Chief Executive Officer, the Chief Financial Officer, a Director of the Company, the President of CCSA and a Director of CCSA, is as follows:

	Years ended
	December 31, 2014	December 31, 2013
Salaries and benefits	197,188	$540,845
Consulting fees	161,734	297,812
Share based compensation	53,400	5,580
	$412,322	$844,237

C.	Interests of Experts and Counsel

Not Applicable

Item 8.  Financial Information

A.	Consolidated Statements and Other Financial Information

The financial statements as required under Item 18 are attached hereto and found immediately following Item 19 of this Annual Report.  The Company’s auditor is Crowe MacKay LLP, Chartered Accountants.  An auditor’s report of Crowe MacKay LLP with respect to the fiscal years ended December 31, 2014 and 2013 and the statements of financial position as at December 31, 2014 and 2013, are included herein immediately preceding the consolidated financial statements.

The Company has no history of paying dividends and the Company does not contemplate that any dividends will be paid on its shares in the immediate or the foreseeable future.

B.	Significant Changes

There have been no significant changes in the Company since the date of the Company’s annual financial statements.

Item 9.  The Offer and Listing

A.	Offer and Listing Details

The following tables set forth the reported high and low closing bid prices on the TSXV for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2014 fiscal year, and (c) for each of the six months from October 2014 to March 2015:

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	TSXV (CAD$)
	High	Low
2014	$0.05	$0.01
2013	$0.16	$0.01
2012	$0.36	$0.07
2011	$0.67	$0.19
2010	$0.65	$0.28

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2015
Period Ended	TSXV (CAD$)
	High	Low
March 31, 2015	$0.04	$0.01
December 31, 2014	$0.03	$0.01
September 30, 2014	$0.04	$0.03
June 30, 2014	$0.04	$0.02
March 31, 2014	$0.05	$0.02
December 31, 2013	$0.04	$0.01
September 30, 2013	$0.05	$0.03
June 30, 2013	$0.08	$0.04
March 31, 2013	$0.16	$0.06

High and Low Prices for the Most Recent Six Months
Period	TSXV (CAD$)
	High	Low
March 2015	$0.03	$0.02
February 2015	$0.04	$0.01
January 2015	$0.02	$0.01
December 31, 2014	$0.02	$0.01
November 30, 2014	$0.02	$0.02
October 31, 2014	$0.03	$0.02

We have no class of securities registered under the Securities Exchange Act of 1934, as amended, and none of our securities are traded on any stock exchange or stock quotation system in the United States.

B.	Plan of Distribution

Not Applicable

C.	Markets

Our common shares were originally listed on the TSXV under the trading symbol “SMMP”.  In accordance with TSXV policies, trading in our common shares was halted upon the announcement of our letter intent with HuntMountain dated June 23, 2009, in respect of our Qualifying Transaction. Trading of our common shares resumed on the TSXV on January 4, 2010, as we satisfied the listing requirements of the TSXV for a “Tier 2” issuer under TSXV policies upon closing of the Qualifying Transaction.

At a Special and Annual Meeting of Hunt Mining’s shareholders held on February 1, 2010 our shareholders approved a change of our name from “Sinomar Capital Corp.” to “Hunt Mining Corp.” The TSXV approved the new name and the common shares began trading under the new symbol “HMX” on Tier 2 of the TSXV on February 5, 2010.

D.	Selling Shareholders

Not Applicable

E.	Dilution

Not Applicable

F.	Expenses of the Issue

Not Applicable

Item 10.  Additional Information

A.	Share Capital

Not Applicable

B.	Memorandum and Articles of Association

ARTICLES AND BY-LAWS OF OUR COMPANY

As discussed above under the heading “Company Information”, our Company was incorporated under the laws of the Province of Alberta, Canada on January 10, 2006. The Company was continued to British Columbia effective November 6, 2013.

Objects and Purposes

Neither our Articles nor By-laws contain a description of, or any restriction upon, our objects and purposes.  Under the Business Corporations Act (British Columbia), a corporation has the capacity and, subject to the Business Corporations Act (British Columbia), the rights, powers and privileges of a natural person, as well as the capacity to carry on its business, conduct its affairs and exercise its powers in any jurisdiction outside British Columbia to the extent that the laws of that jurisdiction permit.

Directors

Our directors are elected annually at each annual meeting of our Company’s shareholders.  Our Articles provide that the Board of Directors may, between annual meetings, appoint one or more additional directors to serve until the next annual meeting, but the number of additional directors must not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of our Company’s shareholders.

Our By-laws provide that our directors may from time to time on behalf of our Company, without shareholder approval:

•	borrow money upon the credit of our Company;
•	issue, sell or pledge bonds, debentures or other evidences of indebtedness and provide guarantees; and
•
mortgage, pledge or otherwise create an interest or charge in all or any currently owned or subsequently acquired property of our Company, to secure payment of a debt or performance of any other obligation of our Company.

Our By-laws also provide that, subject to our Articles:

•
the directors may by resolution issue shares of our Company at such times, to such persons and, subject to the Business Corporations Act (British Columbia), for such consideration as the directors may from time to time determine;

•
the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of our Company (provided that, under the Business Corporations Act (British Columbia), the directors must submit a bylaw, or an amendment or a repeal of a by-law to the shareholders at the next meeting of shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law amendment or repeal);

•
the directors may designate the officer of our Company, appoint as officers individuals of full capacity who may but need not be directors of our Company, specify their duties, and except where delegation is prohibited by the Business Corporations Act (British Columbia), delegate to them power to manage the business and affairs of our Company; and

•	the directors may fix the remuneration of the directors and the officers and employees of the Company.

Our By-laws also provide for procedures for convening meetings of our Board of Directors, and provide that, subject to our Articles, a meeting of the directors may be held at any place in British Columbia or at any place outside British Columbia if all directors entitled to attend and vote at the meeting either participate in the meeting or consent verbally or otherwise to the meeting being held at that place.  Our By-laws also provide that a director may participate in a meeting of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other.  Subject to our Articles, every resolution submitted to a meeting of directors is required to be decided by a vote of a majority of the directors participating in the meeting; in the case of an equality of votes, the Chairman does not have a casting (deciding) vote.

Subject to the Articles, a majority of the directors shall constitute a quorum at any meeting of directors.

Neither our Articles nor By-laws restrict: (i) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested (although the Business Corporations Act (British Columbia) generally requires a director who is materially interested in a material contract or material transaction to disclose his or her interest to the Board, and to abstain from voting on any resolution to approve the contract or transaction, failing which the Court of Queen’s Bench of British Columbia may, on application of our Company or any of our shareholders, set aside the material contract or material transaction on any terms that it thinks fit, or require the director to account to the Company for any profit or gain realized on it, or both); or (ii) our directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Neither our Articles nor By-laws set out a mandatory retirement age for our directors. Our directors are not required to own securities of our Company in order to serve as directors.

Authorized Capital

Our Articles provide that our authorized capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value.

Rights, Preferences and Restrictions Attaching to Our Shares

Our Articles set forth the following rights, privileges, restrictions and conditions attaching to our common shares:

•	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
•
subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our Company, to share equally in the remaining property of our Company on liquidation, dissolution or winding-up of our Company;

•	subject to the rights of the preferred shares, the common shares are entitled to receive dividends if, as, and when declared by the Board of Directors.

Our Articles provide that:

•	our preferred shares may be issued in one or more series;
•	our directors may fix the number of shares which is to comprise each series of preferred shares, and the designation, rights, privileges, restrictions and conditions attaching to each series;
•
the preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of our Company, rank in parity with the preferred shares of every other series, and be entitled to preference over the common shares;

•	the preferred shares of any series may also be given such other preferences, not inconsistent with our Articles, over the common shares;
•
if any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares are not paid in full, all series of preferred shares shall participate rateably in respect of cumulative dividends and return of capital; and

•
unless the directors otherwise determine in the Articles of Amendment designating a series of preferred shares, the holder of preferred shares shall not be entitled to receive notice of or vote at any meeting of our Company’s shareholders, except as otherwise specifically provided in the Business Corporations Act (British Columbia).

Our Articles provide for a series of preferred shares of our Company that are designated as “Preferred Shares, Series 1” (the “Series 1 Preferred Shares”), consisting of 20,881,493 shares and having attached to them the following preferences, rights, privileges, limitations, restrictions and conditions:

•	the issue price of the Series 1 Preferred Shares is $0.20 per share;
•
except as otherwise specifically provided in the Business Corporations Act (British Columbia), the holders of the Series 1 Preferred Shares are not entitled to receive notice of or vote at any meeting of our Company’s shareholders;

•	the Series 1 Preferred Shares are not transferable without the consent of the TSXV;
•	the Series 1 Preferred Shares are not redeemable by our Company or by the holder without the consent of the TSXV;
•
the holders of the Series 1 Preferred Shares have the right to convert the Series 1 Preferred Shares into common shares on the basis of one Series 1 Preferred Share for one common share, subject to adjustment in accordance with the Articles, provided that such conversion shall not result in the Public Float (as defined in the policies of the TSXV) being less than 20% of the total issued common shares of our Company; and

•
upon the distribution of assets or return of capital in the event of the liquidation, dissolution or winding-up of our Company, the holders of the Series 1 Preferred Shares shall be entitled to receive in priority in any distribution to the holders of the common shares and any other shares of our Company ranking junior to the Series 1 Preferred Shares, an amount equal to $0.001 per Series 1 Preferred Share, and upon such payment, the holders of the Series 1 Preferred Shares shall be entitled to receive the remaining property of the Company pro-rata with the holders of the common shares.

The provisions in our Articles attaching to our common shares and our preferred shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the outstanding common shares and two-thirds of the preferred shares, as applicable.

With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our company, including: the sale of all or substantially all of our assets, a merger or other arrangement or an alteration to our authorized capital) that require the approval of holders of two-thirds of the outstanding common shares entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

Our Articles provide that our Company shall have a lien on shares registered in the name of a shareholder or the legal representative of a shareholder for any debt of that shareholder to our Company.

Shareholder Meetings

The Business Corporations Act (British Columbia) provides that: (i) meetings of shareholders must be held in (British Columbia), unless otherwise provided in a company’s by-laws; (ii) directors must call an annual meeting of shareholders not later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (v) only shareholders entitled to vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the Court of Queen’s Bench of (British Columbia) may order a meeting to be called, held and conducted in a manner that the Court directs.

Pursuant to our Articles, meetings of shareholders of our Company may be held outside (British Columbia).

Pursuant to our By-laws, the quorum for the transaction of business at a meeting of our shareholders is one or more shareholders who are present, in person or by proxy, that in the aggregate hold at least 15% of the issued and outstanding shares entitled to be voted at the meeting.

C.	Material Contracts

Other than as disclosed elsewhere in this Annual Report, the Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two year period immediately preceding the filing of this Annual Report.

D.	Exchange Controls

The Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

E.	Taxation

Canadian Federal Income Tax Consideration for United States Residents

The following are the Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of Hunt Mining by a holder (a) who, for the purposes of the Income Tax Act (Canada) the ("Tax Act"), is not resident in Canada or deemed to be resident in Canada, deals at arm's length and is not affiliated with Hunt Mining, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the "Treaty"), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has recently introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisors with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a "U.S. Holder" or "U.S. Holders", and this information only addresses such U.S. Holders. The information does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or entities considered fiscally transparent under applicable law, or otherwise.

This information is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This information does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

U.S. Holders should note that this information only addresses certain Canadian federal income tax considerations relevant to the holding and disposition of common shares of Hunt Mining. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Dividend

Dividends paid or deemed to be paid or credited by Hunt Mining to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of a U.S. holder that is a corporate shareholder owning at least 10% of Hunt Mining's voting shares), provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

Disposition

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Provided that Hunt Mining's common shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSXV) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of Hunt Mining AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares of Hunt Mining may also be deemed to be taxable Canadian property under the Tax Act in certain specific circumstances. A U.S. Holder holding Hunt Mining common shares as taxable Canadian property should consult with the U.S. Holder's own tax advisors in advance of any disposition of Hunt Mining common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

United States Federal Income Tax Considerations

The following are material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

No ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This information is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken herein.

Authorities

This information is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.

U.S. Holders

The term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of hereof, a "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder or a partnership. This information does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

PFIC Status of Hunt Mining

If Hunt Mining were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. Hunt Mining believes that it was classified as a PFIC during the tax year ended December 31, 2011, and based on current business plans and financial expectations, Hunt Mining expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Hunt Mining (or any subsidiary of Hunt Mining) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of Hunt Mining and any subsidiary of Hunt Mining.

In any year in which Hunt Mining is classified as a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Hunt Mining generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of Hunt Mining is passive income (the "income test") or (b) 50% or more of the value of Hunt Mining's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if Hunt Mining owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Hunt Mining will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by Hunt Mining from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
Under certain attribution rules, if Hunt Mining is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of Hunt Mining's direct or indirect equity interest in any company that is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by Hunt Mining or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If Hunt Mining is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat Hunt Mining and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to herein as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any "excess distribution" received on the common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If Hunt Mining is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, Hunt Mining will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Hunt Mining ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which Hunt Mining was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of Hunt Mining, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of Hunt Mining, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Hunt Mining is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Hunt Mining. However, for any tax year in which Hunt Mining is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to Hunt Mining generally (a) may receive a tax-free distribution from Hunt Mining to the extent that such distribution represents "earnings and profits" of Hunt Mining that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the common shares in which Hunt Mining was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Hunt Mining ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Hunt Mining is not a PFIC. Accordingly, if Hunt Mining becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Hunt Mining qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that Hunt Mining will satisfy the record keeping requirements that apply to a QEF, or that Hunt Mining will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that Hunt Mining is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if Hunt Mining cannot provide the required information with regard to Hunt Mining or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be "marketable stock" if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Hunt Mining is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if Hunt Mining is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

U.S. Holders receiving dividend distributions, including constructive dividends, with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income (see more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed the current and accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as a gain from the sale or exchange of the common shares.  (see more detailed discussion at "Sale or Other Taxable Disposition of Common Shares" below). Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Gain or loss may be recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from a corporation (unless the corporation qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the corporation.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder's tax basis in common shares generally will be such holder's U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938. Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (currently scheduled to increase to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

F.	Dividends and Paying Agents

Not Applicable

G.	Statements of Experts

Not Applicable

H.	Documents on Display

The Company is required to file financial statements and other information with the Securities Commission.  The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company’s executive offices, located at 23800 E Appleway Ave, Liberty Lake, WA, 99019, USA.

I.	Subsidiary Information

Not Applicable

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

The Company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties.  The Company is exposed to certain financial risks, including currency risk, liquidity risk, price risk and interest rate risk.

Currency risk

The Company holds cash balances, incurs payables and has receivables that are denominated in the Canadian Dollar, the United States Dollar and the Argentine Peso. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar, and the United States Dollar and the Argentine Peso, resulting in currency gains or losses for the Company.

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. A significant change in the currency exchange rates between the United States dollar relative to the Canadian dollar and the Argentine Peso could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Credit risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and equivalents are held through Canadian, United States and Argentine financial institutions. The Company maintains its cash and equivalents in multiple financial institutions. The Company maintains cash in an Argentine bank. The Argentine accounts, which had a Canadian dollar balance of $11,117 at December 31, 2014 (December 31, 2013 - $8,094) are considered uninsured and may be at risk in case of the failure of the bank.

The Company controls for this risk by only keeping funds in Argentina sufficient to meet approximately two months of operating expenses.

The Company pays VAT to the Argentine government on all expenses in Argentina.  This creates a VAT receivable owed by the government of Argentina.  The Company’s receivable at December 31, 2014 is $557,480 ($1,308,076 – undiscounted) (December 31, 2013 - $548,676 ($1,526,260 – undiscounted)).  The Company believes this to be a collectible amount and it is backed in the strength and laws of the Argentine government.  If for some reason the government did not pay, changed the laws, defaulted on the receivable or the Company never achieved any mineral production, the Company could lose the full value of the receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure.  The Company is dependent on the capital markets to raise capital by issuing equity in the Company to support operations. The current environment is prohibitive for the issuance of capital and there is no guarantee that should the Company need to raise new capital to support operations it will be able to do so on favorable terms, if at all.  All of the Company’s accounts payable and accrued liabilities are current and payable within one year.

Price risk

The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.  A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its properties. The Company is exposed to price risk with respect to commodity prices.  There is minimal price risk at the present time as the Company is not yet in the production phase.

Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities.  In the normal course of business, the Company is not exposed to interest rate fluctuations because it has no interest bearing debt as at December 31, 2014 and invested cash is short-term in nature.

Item 12.  Description of Securities Other Than Equity Securities

Not Applicable

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures
The Company’s management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this report.  Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act).  Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, using the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2014.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. The Company’s management’s report was not subject to attestation by the Company’s registered independent public accounting firm because it is not an accelerated filer or large accelerated filer and exempt as an Emerging Growth Company.

Changes in Internal Control over Financial Reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

The Company’s Audit Committee currently consists of two members, all of whom are financially literate.  Our board of directors has determined that Mr. Alan Chan meets the requirements of an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B.  Code of Ethics

Our board of directors has not yet adopted a written code of conduct for directors, officers and employees. The Audit Committee has adopted a Whistle Blower Policy which establishes a procedure for any person to report any serious concern regarding business ethics related to our Company as well as any serious concern regarding a questionable accounting, internal accounting controls or auditing matter. The board has found that the fiduciary duties placed on individual directors and officers by the Business Corporations Act (British Columbia) and applicable jurisprudence, and on the individual director’s participation in decisions of the board in which the director has an interest, have been sufficient to ensure that the board operates in the best interests of the Company.

Item 16C.  Principal Accountant Fees and Services

Audit Fees

The following table sets forth the aggregate fees billed to us by our principal accountant MNP LLP, Chartered Accountants, in each of the last two fiscal years:

	Year ended December 31,
	2014	2013
Audit fees	$67,000	$55,000
Audit-related fees	Nil	Nil
Tax fees(1)	28,000	4,000
All other fees(2)	6,000	66,000
Total	$101,000	$125,000

Notes:
 (1)           Fees for the preparation and completion of the Corporation’s tax returns.
 (2)           Fees related to the quarterly review of financial statements and non-audit professional services.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F.  Changes in Registrant’s Certifying Accountant

Resignation of MNP LLP, Chartered Accountants

During the Company’s three most recent fiscal years, MNP LLP (“MNP”), who were previously engaged as the principal accountant to audit the Company, resigned.

The Company requested and MNP agreed to submit its resignation as the Company’s principal accountant effective January 20, 2015.  The Audit Committee and the Board of Directors of the Corporation considered and approved the decision to change accountants.

The report of MNP, the Company’s principal accountant appointed by the Board of Directors, on the Company’s consolidated financial statements for the fiscal years ended December 31, 2013 and 2012 did not contain an adverse opinion, a disclaimer of opinion, a modification or qualification.  The audit report did include comments on “Emphasis of Matter” as it relates to the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

During the Company’s three most recent fiscal years and any subsequent interim period preceding such resignation, there were no disagreements with MNP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, in not resolved to the satisfaction of MNP, would have caused it to make reference to the subject matter of the disagreements in connection with its report.  None of the following events occurred within the Company’s two most recent fiscal years and any subsequent interim period preceding MNP’s resignation:

(A)
MNP advised the Company that information came to MNP’s attention that has led it to no longer be able to rely on management’s representations, or that had made it unwilling to be associated with the consolidated financial statements prepared by management;

(B)
MNP advised the Company that information came to MNP’s attention that has led it to no longer be able to rely on management’s representations, or that had made it unwilling to be associated with the consolidated financial statements prepared by management;

(C)
MNP advised the Company of the need to expand significantly the scope of its audit, or that information came to MNP’s attention during the Company’s two most recent fiscal years and any subsequent interim period, that if further investigated may:

(i)
materially impact the fairness or reliability of either: a previously issued audit report or the underlying consolidated financial statements, or the consolidated financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent consolidated financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those consolidated financial statements); or

(ii)
cause it to be unwilling to rely on management’s representations or to be associated with the Company’s consolidated financial statements; and due to MNP’s resignation (due to audit scope limitations or otherwise), or for any other reason, MNP did not so expand the scope of its audit or conduct such further investigation; or

(D)	MNP advised the Company that information came to MNP’s attention that it had concluded materially impacts the fairness or reliability of either:

(i)	a previously issued audit report or the underlying consolidated financial statements, or

(ii)
the consolidated financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent consolidated financial statements covered by an audit report (including information that, unless resolved to MNP’s satisfaction, would prevent it from rendering an unqualified audit report on those consolidated financial statements); and due to MNP’s resignation (due to audit scope limitations or otherwise), or for any other reason, the issue had not been resolved to MNP’s satisfaction prior to its resignation.

Appointment of Crowe MacKay LLP, Chartered Accountants

The Company engaged Crowe MacKay LLP (“Crowe MacKay”) as its principal accountant to audit its consolidated financial statements effective March 23, 2015.  During the Company’s two most recent fiscal years and any subsequent interim period prior to engaging Crowe MacKay, the Company did not consult Crowe MacKay regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Item 16F Disclosure Provided to Former Accountants

The Company has provided MNP with a copy of its disclosures under Item 16F of this annual report on Form 20-F.  The Company has requested that MNP provide the Company with a letter addressed to the Canadian Commissions and TSX Venture Exchange stating where it agrees with the statements made by the Company in response to this Item 16F(a) and if not, stating the respects in which it does not agree.  The Company has filed a letter from MNP as Exhibit 16.1 to this annual report on Form 20-F.

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

PART III

Item 17.  Financial Statements

The Company has provided financial statements pursuant to Item 18.

Item 18.  Financial Statements

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.

The following Consolidated Financial Statements pertaining to the Company are filed as part of this annual report:

Independent Auditors’ Report
Consolidated Statements of Financial Position
Consolidated Statements of Loss and Comprehensive Loss
Consolidated Statement of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

Item 19.  Exhibits

Exhibit Number                                Name

1(1)	Articles of Hunt Mining Corp.
8(2)	List of Subsidiaries
12.1	Certification of the Principal Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter from MNP LLP to the Canadian Commissions and TSX Venture Exchange dated March 23, 2015

(1)	Incorporated by reference to Exhibit 3.1 to Hunt Mining Corp.’s registration statement on Form F-1/A-3, filed with the SEC on March 31, 2014.
(2)	See Item 4.C., Organizational Structure, herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUNT MINING CORP.

/s/ Tim Hunt
Tim Hunt
Executive Chairman, Chief Executive Officer and President
(Principal Executive Officer)

Date: April 30, 2015

/s/ Bob Little
Bob Little
Chief Financial Officer
(Principal Financial Officer)

Date: April 30, 2015

Audited Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2014 and 2013

Management’s Report

To the Shareholders of Hunt Mining Corp. (the “Company”)

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards.  This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of consolidated financial statements.

The Board of Directors has appointed an Audit Committee, consisting entirely of independent directors who are neither management nor employees of the Company.  The Audit Committee is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report.  The Audit Committee has the responsibility of meeting with management, and the external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is also responsible for recommending the appointment of the Company's external auditors.

Crowe MacKay LLP, an independent firm of Chartered Accountants, is appointed by the Shareholders to audit the consolidated financial statements and report directly to them; their report follows.  The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

(signed)	(signed)
Tim Hunt	Bob Little
President and Chief Executive Officer	Chief Financial Officer

Spokane, Washington
April 30, 2015

Crowe MacKay LLP Member Crowe Horwath International Elveden House 1700. 717-7 Avenue SW Calgary, AB T2P 0Z3 + 1 403.294.9292 Tel +1.403.294.9262 Fax + 1.836.599.9292 Toll Free www.crowemackay.ca

Independent Auditors’ Report
To the Shareholders of Hunt Mining Corp.:

We have audited the accompanying consolidated financial statements of Hunt Mining Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2014, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes assessing the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained during our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hunt Mining Corp. and its subsidiaries as at December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter - Going Concern
Without qualifying our opinion, we draw attention to Note 3 in the consolidated financial statements which indicates that Hunt Mining Corp. has had minimal revenues and has accumulated losses of $34,478,437. These conditions indicate the existence of substantial doubt on Hunt Mining Corp.’s ability to continue as a going concern.

Crowe MacKay LLP Member Crowe Horwath International Elveden House 1700. 717-7 Avenue SW Calgary, AB T2P 0Z3 + 1 403.294.9292 Tel +1.403.294.9262 Fax + 1.836.599.9292 Toll Free www.crowemackay.ca

Other Matter
The financial statements for Hunt Mining Corp. as at and for the year ended December 31, 2013 were audited by another auditor who expressed an unmodified opinion on those financial statements on April 30, 2014.

April 30, 2015
Calgary, Canada	Chartered Accountants

Hunt Mining Corp.

Consolidated Financial Statements

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Consolidated Statements of Financial Position
		December 31,	December 31,
	NOTE	2014	2013

CURRENT ASSETS:
Cash and equivalents	7	$115,246	$2,364,062
Marketable securities	8	-	47,828
Accounts receivable		69,554	121,084
Prepaid expenses		13,470	26,531
Total Current Assets		198,270	2,559,505

NON-CURRENT ASSETS:
Property and equipment	9	943,241	1,111,759
Performance bond	12	336,850	340,183
VAT receivable, net of discount	13	557,480	548,676
Other deposit	19(c)	95,964	80,085
Minimal presumed income tax receivable		394,902	362,559
Total Non-Current Assets:		2,328,437	2,443,262

TOTAL ASSETS:		$2,526,707	$5,002,767

CURRENT LIABILITIES:
Accounts payable and accrued liabilities		$729,691	$274,364
Taxes payable		124,307	317,582
Total Current Liabilities:		853,998	591,946

NON-CURRENT LIABILITIES:
Loan payable	14	82,069	-
Provision	19(c)	125,000	125,000
Total Non-Current Liabilities:		207,069	125,000

TOTAL LIABILITIES:		$1,061,067	$716,946

SHAREHOLDERS' EQUITY:
Share capital	10	$26,392,416	$26,062,481
Contributed surplus	11	9,416,187	9,358,217
Warrants	10	160,725	-
Deficit		(34,478,437)	(31,176,283)
Accumulated other comprehensive income (loss)		(25,251)	41,406
Total Shareholders' Equity:		$1,465,640	$4,285,821

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:		$2,526,707	$5,002,767

Going Concern (Note 3)
Subsequent Event (Note 21)
Commitments and Provision (Note 19)

Approved on behalf of the Board of Directors

Signed "Tim Hunt"

Signed "Alan Chan"

The accompanying notes are an integral part of these consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Consolidated Statements of Loss and Comprehensive Loss
		Years ended December 31,
	NOTE	2014	2013

REVENUE:
Operator's Fee		$-	$107,797

OPERATING EXPENSES:
Professional fees		393,221	508,288
Directors fees		-	108,690
Exploration expenses		1,084,971	667,796
Travel expenses		189,317	272,242
Administrative and office expenses		294,781	575,466
Payroll expenses		744,618	1,871,466
Share based compensation	11	57,970	6,375
Interest expense and banking charges		55,652	59,564
Depreciation	9	256,742	302,516
Cost recovery		-	(1,790,032)

Total operating expenses:		3,077,272	2,582,371

OTHER INCOME/(EXPENSE):
Interest income		18,456	49,626
Miscellaneous income (expense)	8	(4,036)	455,669
VAT discount and accretion	13	(23,537)	(16,076)
Loss on foreign exchange		(143,294)	(465,475)

Total other income:		(152,411)	23,744

LOSS - before income tax		(3,229,683)	(2,450,830)

Income taxes	15	(72,471)	(229,258)

NET LOSS FOR THE YEAR		$(3,302,154)	$(2,680,088)

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to net loss
Change in value of performance bond	12	(3,333)	54,842
Translation of foreign operations into Canadian dollar presentation		(63,324)	264,809

TOTAL NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR:		$(3,368,811)	$(2,360,437)

Weighted average shares outstanding - basic and diluted		125,398,933	115,773,866

NET LOSS PER SHARE - BASIC AND DILUTED:		$(0.03)	$(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Consolidated Statement of Changes in Shareholders' Equity

			Accumulated
			Other
			Comprehensive	Contributed
	Share Capital	Deficit	Loss	Surplus	Warrants	Preferred Shares	Total

Balance - January 1, 2013	$25,885,064	$(28,496,195)	$(278,245)	$3,491,659	$5,860,183	$177,417	$6,639,883

Net Loss	-	(2,680,088)	-	-	-	-	(2,680,088)

Other comprehensive income	-	-	319,651	-	-	-	319,651
Share based compensation	-	-	-	6,375	-	-	6,375
Conversion of preferred shares to common shares	177,417	-	-	-	-	(177,417)	-
Expiry of warrants	-	-	-	5,860,183	(5,860,183)	-	-
Balance - December 31, 2013	$26,062,481	$(31,176,283)	$41,406	$9,358,217	$-	$-	$4,285,821

Balance - January 1, 2014	$26,062,481	$(31,176,283)	$41,406	$9,358,217	$-	$-	$4,285,821

Net Loss	-	(3,302,154)	-	-	-	-	(3,302,154)

Other comprehensive loss	-	-	(66,657)	-	-	-	(66,657)
Share capital issued	500,000	-	-	-	-	-	500,000
Share issue costs and filing statement fees	(9,340)	-	-	-	-	-	(9,340)
Portion of units attributable to warrants issued	(160,725)	-	-	-	160,725	-	-
Share based compensation	-	-	-	57,970	-	-	57,970
Balance - December 31, 2014	$26,392,416	$(34,478,437)	$(25,251)	$9,416,187	$160,725	$-	$1,465,640

The accompanying notes are an integral part of these consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Consolidated Statements of Cash Flows

		Years ended December 31,
	NOTE	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(3,302,154)	$(2,680,088)
Items not affecting cash
Depreciation	9	256,742	302,516
Deferred tax recovery		-	(148,517)
Loss of foreign exchange		(155,622)	(156,394)
Share based compensation	11	57,970	6,375
Unrealized gain on marketable securities	8	-	(1,599)
Realized loss on marketable securities	8	(7,619)	(3,173)
Loan interest		680	-

Net change in non-cash working capital items
Decrease in deposits receivable		-	114,408
Decrease (increase) in minimum presumed income tax receivable		(676)	17,784
Decrease in VAT receivable		37,096	176,524
Increase in other deposit		(8,446)	(77,157)
Decrease (increase) in accounts receivable		58,177	(71,407)
Decrease increase in prepaid expenses		13,522	10,002
Increase (decrease) in accounts payable and accrued liabilities		495,900	(562,097)
Increase (decrease) in taxes payable		(209,845)	175,627

Net cash used in operating activities		(2,764,275)	(2,897,196)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	9	(5,281)	(18,718)
Purchases of marketable securities		(1,745,182)	(358,799)
Redemption of marketable securities		1,737,563	315,743
Net cash used in investing activities		(12,900)	(61,774)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital, net of share issue costs	10(a)	490,660	-
Proceeds from loan	14	81,389
Net cash from financing activities		572,049	-

NET DECREASE IN CASH AND EQUIVALENTS:		$(2,205,126)	$(2,958,970)

CHANGE DUE TO FOREIGN EXCHANGE		(43,690)	102,305

CASH AND EQUIVALENTS, BEGINNING OF YEAR:		2,364,062	5,220,727

CASH AND EQUIVALENTS, END OF YEAR:		$115,246	$2,364,062

Cash and cash equivalents consist of:
Cash		115,246	614,062
Term deposits (less than 90 days)		-	1,750,000
		115,246	2,364,062

SUPPLEMENTAL CASH FLOW INFORMATION

Taxes paid		(89,308)	(389,015)
Interest received		6,393	24,983

The accompanying notes are an integral part of these consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended December 31, 2014 and 2013

1.	Nature of Business

Hunt Mining Corp. (the “Company” or “Hunt”), is a mineral exploration company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties in Santa Cruz Province, Argentina.

The Company’s registered office is located at 1810, 1111 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4M3.  The Company’s head office is located at 23800 E Appleway Avenue, Liberty Lake, Washington, USA.

The consolidated financial statements include the accounts of the following subsidiaries after elimination of intercompany transactions and balances:

Corporation	Incorporation	Percentage ownership	Business Purpose
Cerro Cazador S.A.	Argentina	100%	Holder of Assets and Exploration Company

1494716 Alberta Ltd.	Alberta	100%	Nominee Shareholder

Hunt Gold USA LLC	Washington, USA	100%	Management Company

The Company’s primary activity is the exploration of mineral properties in Argentina. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

2.    Basis of presentation

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company's functional and presentation currency is the Canadian Dollar.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Judgments made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with significant risk of material adjustment in the current and following years are discussed in Note 6.

These consolidated financial statements were authorized for issue on April 28, 2015 by the Board of Directors of the Company.

3.    Going Concern

The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. The Company is an exploration stage company and has incurred significant losses since its inception. As shown in these consolidated financial statements, the Company has had minimal revenues and has incurred an accumulated loss of $34,478,437 through December 31, 2014 (2013 - $31,176,283). The Company intends to fund operations for the next twelve months with loans or investments from directors, officers and third parties.

The Company’s ability to continue as a going concern is dependent upon the discovery of economically recoverable mineral reserves, the ability to obtain necessary financing to complete development and fund operations and future production or proceeds from their disposition. Additionally, the current capital markets and the deteriorating commodity markets worldwide provide no assurance that the Company’s funding initiatives will continue to be successful. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these consolidated financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used.

4.    Significant Accounting Policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

(a) Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

(b) Consolidation

The Company’s consolidated financial statements consolidate the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation.

(c) Foreign currency translation

Monetary assets and liabilities, denominated in currencies other than the Canadian dollar are translated into Canadian dollars at the rates of exchange prevailing at the reporting date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenues and expenses are translated at average exchange rates throughout the reporting period. Gains and losses on translation of foreign currencies are included in the consolidated statement of loss and comprehensive loss.

The Company’s subsidiaries have adopted the United States Dollar as their functional currency.  Financial statements are translated to their Canadian dollar equivalents using the current rate method. Under this method, the statements of loss and comprehensive loss and cash flows for each period have been translated using the average exchange rates prevailing during each period. All assets and liabilities have been translated using the exchange rate prevailing at the statement of financial position date. Translation adjustments are recorded as income or losses in other comprehensive income or loss. Transaction gains and losses resulting from fluctuations in currency exchange rates on transactions denominated in currencies other than the United States dollar are recognized as incurred in the accompanying consolidated statement of loss and comprehensive loss.

(d) Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instrument were acquired.

Financial assets

Fair value through profit or loss
A financial asset can be classified as fair value through profit or loss only if it is designated at fair value through profit or loss or held-for-trading. The Company’s financial assets at fair value through profit or loss are held for trading financial assets.  They are measured at fair value with changes in fair value included in the statement of loss and comprehensive loss.

Loans and receivables
These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of receivables are included in the statement of loss and comprehensive loss.

Assets available for sale
Assets available for sale (“AFS”) represent securities and other financial investments that are non-strategic, that are neither held for trading, nor held to maturity, nor held for strategic reasons, and that have a readily available market price. As such, gains or losses from revaluation of the asset are recorded as other comprehensive loss, except to the extent that any losses are assessed as being permanent, and the asset is therefore impaired, under IAS 39, or if the asset is sold or otherwise disposed of. If the asset is impaired, sold or otherwise disposed of the revaluation gain or loss implicit in the transaction is recognized as a revenue or expense in the statement of loss and comprehensive loss.

Impairment of financial assets
All financial assets except for those at fair value through profit or loss are subject to review for impairment at each reporting date or when events indicate that impairment may exist. Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets are impaired. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Financial liabilities

Fair value through profit or loss
These liabilities are comprised of derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are measured at fair value with changes in fair value included in the statement of loss and comprehensive loss.

Other financial liabilities
They are measured at amortized cost using the effective interest method. Any gains or losses in the realization of other financial liabilities are included in the statement of loss and comprehensive loss.

Fair values

Fair values of financial assets and liabilities are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models using quoted market prices.

 (e) Cash and equivalents

Cash and equivalents include cash on hand, deposits held with banks and other highly liquid short-term investments with original maturities of three months or less.

(f) Value added tax (“VAT”)

VAT is generally charged for goods and services purchased in Argentina. The VAT paid may be recovered from future sales and therefore the Company recognizes VAT paid as an asset. The Company discounts its VAT receivable in order to reflect the present value of the VAT asset.

(g) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Repairs and maintenance costs are charged to the consolidated statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation is calculated to amortize the cost of the property and equipment over their estimated useful lives using the straight-line method. Equipment and vehicles are stated at cost and depreciated over an estimated useful life of three years.

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.
Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains or losses in the consolidated statement of loss and comprehensive loss.

Exploration and evaluation expenditures

All exploration expenditures are expensed as incurred. Expenditures to acquire mineral rights, to develop new mines, to define further mineralization in mineral properties which are in the development or operating stage, and to expand the capacity of operating mines, are capitalized and amortized on a units-of-production basis over proven and probable reserves.

Should a property be abandoned, its capitalized costs are charged to the consolidated statement of loss and comprehensive loss. The Company charges to the consolidated statement of loss and comprehensive loss the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

Impairment

The carrying value of property and equipment and exploration and evaluation expenditures is reviewed for indicators at each reporting period and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs).

The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Expected future cash flows for property and equipment and exploration and evaluation expenditures are based on estimates of future metal prices and foreign exchange rates, proven and probable reserves, and future operating, capital, and reclamation cost assumptions.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

(h) Provisions

Provisions are liabilities that are uncertain in timing or amount.  The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of past events;

(ii)	It is probable that an outflow of resources will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.

Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as accretion expense. Changes in assumptions or estimates are reflected in the period in which they occur.

Provision for environmental restoration represents the legal and constructive obligations associated with the eventual closure of the Company’s exploration properties. These obligations consist of expenditures associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, excluding the risks for which future cash flow estimates have already been adjusted.  The Company doesn’t have any material environmental restoration obligations at this time.

(i) Current and deferred tax

Income tax expense represents the sum of current tax and deferred tax expense. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent it relates to items recognized directly in shareholders’ equity, in which case the income tax expense is recognized in shareholders’ equity. Current taxes are measured at the amount, if any, expected to be recoverable from or payable to taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred tax assets or liabilities are recorded to reflect differences between the accounting and tax base of assets and liabilities, and income tax loss carry forwards. Deferred taxes are measured using tax rates that are expected to apply to the period when the deferred tax asset is realized or deferred tax liability is settled, based on income tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The effect of any changes in tax rate is recognized in the statement of loss and comprehensive loss in the period in which the change occurs or in shareholders’ equity, depending on the nature of the item(s) affected by the adjustment.

Deferred tax assets and liabilities are not recognized for temporary differences relating to: the initial recognition of goodwill; the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit or loss or taxable profit or loss; certain differences associated with subsidiaries, branches and associates, and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences to the extent it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient profits will be available to allow the asset to be recovered.

The Company offsets deferred tax assets and deferred tax liabilities relating to the same taxable entity.  The Company may also offset deferred tax assets and deferred tax liabilities relating to different taxable entities, where the amounts relate to income taxes levied by the same taxation authority and the entities intended to realize the assets and settle the liabilities simultaneously.

(j) Provision for Minimum Presumed Income Tax

The Company determines the Minimum Presumed Income Tax (“MPIT”) by applying the rate of 1% on the taxable assets in Argentina as of the reporting period.  This tax is separate from current and deferred taxes.  The Company’s tax obligations in each fiscal year will be comprised of the greater of both taxes.  However, if the MPIT exceeds the income tax in the fiscal year, such surplus may be computed as payment on account of the income tax that may arise in any of the ten subsequent fiscal years.

(k) Share-based compensation

The Company offers a share option plan for its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Share based compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

(l) Revenue Recognition
Revenue for the Company is derived from Operator’s fees and ongoing lease payments are derived once projects have advanced from Stage I to Stage II.  Operator’s fees are recognized when the services are provided, when persuasive evidence of an arrangement exists, the fee is determinable, and there is reasonable assurance of collection.  Operator’s fees are generated when the Company operates an exploration program under a budget approved by the project partner.  The Company charges the project partner a pre-determined fee based on a percentage of the total exploration expenditures incurred.  As operator, the Company may recover certain direct and indirect costs, and overhead which are recognized as a cost recovery, through the consolidated statement of loss and comprehensive loss.

The Company recovers costs from its exploration partner through the advancement of funds for expenditures before an exploration period has begun.  On a monthly basis, the Company provides its exploration partner a reconciliation of expenses over the previous month and any surplus or shortage is carried over and applied to the following month’s budget.  This recovery of expenditures is classified as Cost Recovery.

The Company also generates one time payments that are classified as miscellaneous income when a project is accepted into the agreement as a Stage I project, when a project advances from a Stage I project to a Stage II project and when a project advances from a Stage II project to Stage III.  Stage I, is an early exploration project that is not ready for exploration drilling; Stage II; is a project that is drill ready, or being drilled; Stage III, requires that the Company and its exploration partner jointly create a new company where by the Company will retain a 25% interest in the new company and its exploration partner, or a nominee of their choice, will be granted a 75% interest in the new company. The Company had two Stage II projects, Bajo Pobré and La Valenciana, and one new Stage I project, La Josefina.

No such agreements have been in place since July 1, 2013.

(m) Earnings per share

The calculation of earnings per share (“EPS”) is based on the weighted average number of shares outstanding for each year. The basic EPS is calculated by dividing the earnings or loss attributable to the equity owners of the Company by the weighted average number of common shares outstanding during the year.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the earnings per share. The treasury stock method is used to determine the dilutive effect of the warrants and share options. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants and share options.

5.    New Accounting Standards

At the date of these consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standard, amendment and interpretation that is expected to be relevant to the Company's consolidated financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

The Company has adopted these accounting standards effective January 1, 2014.  The adoption of the standards and amendments had no material impact on the consolidated financial statements:

IAS 32 Financial Instruments: Presentation

This amendment provides clarification on the application of offsetting rules.

IAS 36 Impairment of Assets

On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed.

Amendments to IFRS 10, IFRS 12, and IAS 27

The amendment provides for the definition of an investment entity and sets out an exception to consolidating particular subsidiaries of an investment entity.  The amendment also deals with the disclosures required and preparation of separate financial statements of an investment entity.

IFRIC 21 Levies

The interpretation clarifies that an entity recognises a liability for a levy no earlier than when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, no liability is recognized before the specified minimum threshold is reached. The interpretation requires these same principles to be applied in interim financial statements.

The following accounting standards and amendments are effective for future periods:

IFRS 9 Financial Instruments

This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch.

This standard is effective for reporting periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

The IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle-based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments. The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard, revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service.

This standard is effective for reporting periods beginning on or after January 1, 2017.

 6.    Critical accounting judgments and estimates

(a) Significant judgments

Preparation of the consolidated financial statements requires management to make judgments in applying the Company’s accounting policies.  Judgments that have the most significant effect on the amounts recognized in these consolidated financial statements relate to functional currency; exploration and evaluation expenditures; income taxes; provisions and reclamation and closure cost obligations. These judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
Functional Currency

Management determines the functional currency for each entity.  This requires that management assess the primary economic environment in which each of these entities operates.  Management’s determination of functional currencies affects how the Company translates foreign currency balances and transactions.  Determination includes an assessment of various primary and secondary indicators.  In determining the functional currency of the Company’s operations in Canada (Canadian dollar) and Argentina (U.S. dollar), management considered the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs, and the currency whose competitive forces and regulations mainly determine selling prices.

Exploration and Evaluation Expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available.  The Company’s policy is to expense all exploration and evaluation expenditures.

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain and subject to judgement. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law in the various jurisdictions in which it operates. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Provisions

Management makes judgments as to whether an obligation exists and whether an outflow of resources embodying economic benefits of a liability of uncertain timing or amount is probable, not probable or remote.  Management considers all available information relevant to each specific matter.
Reclamation and closure costs obligations

The Company does not have a reclamation provision and expenses all exploration expenditures as they are incurred.  If management makes the judgment in the future that a material reclamation obligation exists; it will use the magnitude and timing of costs to be incurred, inflation rates, regulatory changes and discount rates in calculating its expected obligation.

(b) Estimation uncertainty

The preparation of the consolidated financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to title to mineral property interests; share-based payments, provisions and value added tax. These estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

The Company is also exposed to legal risk. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Title to Mineral Property Interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Share-based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions is done by application of the Black-Scholes option pricing model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the Black-Scholes option pricing model, including the expected life of the stock option, forfeiture rate, volatility based on historical share prices and dividend yield and making assumptions about them.

Provisions

In the normal course of business, legal proceedings and other claims brought against the Company expose us to potential losses.  Given the nature of these events, in most cases the amounts involved are not reasonably estimable due to uncertainty about the final outcome.  In estimating the final outcome of litigation, management makes assumptions about factors including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter.  This determines whether management requires a provision or disclosure in the consolidated financial statements.

Value added tax (“VAT”)

The Company estimates the VAT based on when it expects the project will go into production and uses a discount rate to calculate net present value.  The Company plans to get reimbursement on the VAT once the exports of minerals have commenced, the Company has estimated that if successful in finding an economic mineral deposit, production will begin in 2019, this is based on the end of the exploration period on the Company’s La Josefina project. The asset is reported at net present value based upon the Company’s estimate of when it will have future revenues.  The Company used an expected production date of December 31, 2019, and a discount rate of 18.6% based upon the average Argentine interest rates.

7.    Cash and Equivalents

Cash and equivalents are comprised of the following:

	December 31, 2014	December 31, 2013
Cash	$115,246	$614,062
Short-term investments	-	1,750,000
	$115,246	$2,364,062

Short-term investments consist of a $Nil (2013 - $1,750,000) term deposit with an annual interest rate of Nil% (2013 – 1.10%).

8.    Marketable Securities

Marketable securities consist of $Nil (2013 - $47,828) of equities in the Buenos Aires stock exchange.  In January 2014, the Company collected the outstanding accounts receivable of $71,186, relating to the sale of 3,000 shares in December 2013, and sold the 2,000 shares that remained in marketable securities as at December 31, 2013 for $42,625, at a loss of $9,571.  The Company purchased and sold additional shares during 2014, resulting in a combined loss of $7,619, which has been recorded as miscellaneous expense in the Company’s consolidated statements of loss and comprehensive loss.  In May 2014, the Company earned foreign dividends on shares held of $3,583, which has been recorded as miscellaneous income in the Company’s consolidated statements of loss and comprehensive loss.

9.    Property and Equipment

	Land	Vehicles and equipment	Total
Cost
Balance at December 31, 2012	$454,534	$902,224	$1,356,758
Additions	-	18,718	18,718
Foreign exchange movement	304,740	283,810	588,550
Balance at December 31, 2013	$759,274	$1,204,752	$1,964,026
Additions	3,433	1,848	5,281
Foreign exchange movement	66,243	100,817	167,060
Balance at December 31, 2014	$828,950	$1,307,417	$2,136,367

Accumulated amortization
Balance at December 31, 2012	$-	$393,162	$393,162
Depreciation for the year	-	302,516	302,516
Foreign exchange movement	-	156,589	156,589
Balance at December 31, 2013	$-	$852,267	$852,267
Depreciation for the period	-	256,742	256,742
Foreign exchange movement	-	84,117	84,117
Balance at December 31, 2014	$-	$1,193,126	$1,193,126

Net book value
At December 31, 2013	$759,274	$352,485	$1,111,759
At December 31, 2014	$828,950	$114,291	$943,241

The majority of the Company’s assets are located in Argentina.  The Company owns a 25,000-acre ranch called the La Josefina Estancia, on which the Company’s La Josefina project is located.

The Company also owns small mobile housing units, several trucks and additional mechanical equipment to support exploration activities on the Company’s projects, all located in Argentina.

10.       Share Capital

a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued:

Common Shares

	December 31, 2014		December 31, 2013
	Number	Amount	Number	Amount
Balance, beginning of year	121,494,823	$26,062,481	100,613,330	$25,885,064
Non-brokered private placement	25,000,000	500,000	-	-
Portion of units attributable to warrants issued	-	(160,725)	-	-
Share issue costs and filing statement fees	-	(9,340)	-	-
Conversion of preferred shares to common shares	-	-	20,881,493	177,417
Balance, end of year	146,494,823	$26,392,416	121,494,823	$26,062,481

Warrants
	December 31, 2014		December 31, 2013
	Number	Amount	Number	Amount
Balance, beginning of year	-	$-	25,481,450	$5,860,183
Portion of units attributable to warrants issued	25,000,000	160,725	-	-
Expiry of warrants	-	-	(25,481,450)	(5,860,183)
Balance, end of year	25,000,000	$160,725	-	$-

Common share issuances

On November 4, 2014, the Company issued 25,000,000 units at $0.02 per unit pursuant to a non-brokered private placement for gross proceeds of $500,000, of which $160,725 was the fair value of the warrants.  Each unit consisted of one common share and one common share purchase warrant exercisable at $0.05 per warrant before November 4, 2015.  $465,000 of the $500,000 private placement was purchased by related parties of the Company.  All securities issued pursuant to the private placement are subject to a four-month and one day hold period from the date of closing.

b)	Stock options:

Under the Company’s share option plan, and in accordance with TSX Venture Exchange requirements, the number of common shares reserved for issuance under the option plan shall not exceed 10% of the issued and outstanding common shares of the Company. In connection with the foregoing, the number of common shares reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares; and (b) all consultants will not exceed 2% of the issued and outstanding common shares.

	Range of exercise prices	Number outstanding	Weighted average life (years)	Weighted average exercise price	Number exercisable on December 31, 2014
Stock options	$0.10 - $0.65	4,947,530	3.44	$0.21	4,797,530

	December 31, 2014		December 31, 2013
	Number of options	Weighted Average Price	Number of options	Weighted Average Price
Balance, beginning of period	6,882,530	$0.31	7,147,470	$0.32
Granted to officers and directors	2,850,000	$0.10	400,000	$0.10
Forfeiture of stock options	(2,000,000)	$0.29	(527,205)	$0.31
Expiration of stock options	(2,785,000)	$0.30	(137,735)	$0.30
Balance, end of period	4,947,530	$0.21	6,882,530	$0.31

On April 4, 2014, the Company granted 2,850,000 stock options to certain directors and officers of the Company in accordance with the Company’s stock option plan.  The options are exercisable at a price of $0.10 for a period of five years.  All options vested immediately.  The associated fair value of the stock options of $50,657 was calculated using the Black-Scholes option pricing model and using the following assumptions:

April 4, 2014
Risk free interest rate	1.52%
Expected volatility	186.86%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	36.79%

On April 23, 2013, the Company granted 400,000 stock options to certain directors, officers and employees of the Company in accordance with the Company’s stock option plan.  The options are exercisable at a price of $0.10 for a period of five years.  100,000 stock options were forfeited on March 31, 2014.  Of the remaining 300,000 options, 150,000 vested on April 23, 2014 with the remainder vesting on April 23, 2015.  The associated fair value of the stock options of $13,002 was calculated using the Black-Scholes option pricing model and using the following assumptions:

April 23, 2013
Risk free interest rate	1.13%
Expected volatility	143.19%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	2.80%

c)	Warrants:

	December 31, 2014		December 31, 2013
	Number of warrants	Weighted Average Price	Number of warrants	Weighted Average Price
Balance, beginning of year	-	-	29,997,404	$0.48
Warrants (Note 10(a))	25,000,000	$0.05	-	-
Expiration of warrants	-	-	(25,481,450)	$0.65
Expiration of broker warrants	-	-	(4,515,954)	$0.45
Balance, end of year	25,000,000	$0.05	-	$0.00

11.         Contributed Surplus

	December 31, 2014	December 31, 2013
Balance, beginning of year	$9,358,217	$3,491,659
Expiry of warrants	-	5,860,183
Share based compensation	57,970	6,375
Balance, end of year	$9,416,187	$9,358,217

12.         Performance bond

The performance bond, originally required to secure the Company’s rights to explore the La Josefina property, is a step-up US dollar denominated 2.5% coupon bond, paying quarterly, issued by the Government of Argentina with a face value of US$600,000 and a maturity date of 2035.  The bond trades in the secondary market in Argentina.  The bond was originally purchased for $292,877 (US$247,487).  As of the twelve months ended December 31, 2014, the value of the bond decreased to $336,850 (US$289,714) (December 31, 2013 - $340,183 (US$318,106).  The changes in the face value of the performance bond of $3,333 for the twelve months ended December 31, 2014 (2013 - $54,842) are recorded as comprehensive loss in the Company’s consolidated statement of loss and comprehensive loss.

Since Cerro Cazador S.A. (“CCSA”) fulfilled its exploration expenditure requirement mandated by the agreement with Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”), the performance bond was no longer required to secure the La Josefina project.  Therefore, in June 2010 the Company used the bond to secure the La Valenciana project, an additional Fomicruz exploration project.

13.    Value added tax receivable (“VAT”)

The Company’s VAT receivable as of December 31, 2014 was $557,480 (December 31, 2013 - $548,676).  These amounts reflect the VAT receivable accrued due to the payment of VAT on certain transactions in Argentina.  The Company expects reimbursement on the VAT once the exports of minerals have commenced, the Company has estimated that if successful in finding an economic mineral deposit, production will begin in 2019. The asset is reported at net present value based upon the Company’s estimate of when it will have future revenues.  The Company used an expected production date of December 31, 2019, and a discount rate of 18.6% based upon the average Argentine interest rates and has recorded, as other expense, an adjustment in the present value of the VAT receivable.  The net change of the VAT receivable for the twelve months ended December 31, 2014 was $8,804 (2013 – $(133,398)).

Balance at December 31, 2012	$682,074
Change	(117,322)
Discount and accretion	(16,076)
Balance at December 31, 2013	$548,676
Change	32,341
Discount and accretion	(23,537)
Balance at December 31, 2014	$557,480

14.    Loan payable

During the year ended December 31, 2014, the Company entered into a loan agreement with a shareholder to borrow $81,389 (US$70,000).  The loan bears interest at 5% per annum and will be repayable on the second anniversary.  Interest began accruing on November 1, 2014.  Interest only payments are due quarterly beginning February 15, 2015.  The full $81,389 (US$70,000), plus accrued interest of $680, has been included in non-current liabilities in the Company’s consolidated statement of financial position.

15.    Income Taxes

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The differences between the “expected” income tax expenses and the actual income tax provision are summarized as follows:

	December 31, 2014	December 31, 2013
Loss before income taxes	$(3,229,683)	$(2,450,830)
Expected income tax recovery at 25.0% (2012 – 25.0%)	(807,000)	(612,707)
Non-deductible items and other	5,000	1,955
Share based compensation	15,000	1,594
Change in prior year estimates	157,000	376,728
Tax rate differences (mostly comprised of difference from effective Argentina tax rate of 35% and effective United States tax rate of 34%)	(285,000)	(460,387)
Foreign exchange	3,700,109	3,641,715
Change in deferred tax assets not recognized	(2,758,109)	(2,719,640)
Total income taxes	$72,471	$229,258

The components of the deferred tax asset are as follows:

	December 31, 2014	December 31, 2013
Canada
Share issuance costs	$218,000	$272,165
Unrealized foreign exchange gain	(148,517)	(148,517)
Non-capital losses available for future periods	420,000	285,289
Deferred tax assets not recognized	(489,483)	(408,937)
Canada deferred tax asset	$ -	$ -

Argentina
Property and equipment	$ -	$3,215,830
VAT receivable	300,000	299,107
Non-capital losses available for future periods	1,625,000	31,321
Contingency accrual and other	35,000	1,464,767
Deferred tax assets not recognized	(1,960,000)	(5,011,025)
Argentina deferred tax asset	$ -	$ -

United States
Property and equipment	$16,000	$12,780
Non-capital losses available for future periods	1,247,000	1,037,850
Deferred tax assets not recognized	(1,263,000)	(1,050,630)
United States deferred tax asset	$ -	$ -
Total deferred tax asset	$ -	$ -

As at December 31, 2014, the Company has, for tax purposes, non-capital losses available to carry forward to future years totaling $9,989,292 (2013 - $8,110,260).

The non-capital loss carry-forwards reflected above expire as follows:

Year of Expiry	Canada	Argentina	United States	Total
2016	-	239,129	-	239,129
2017	-	684,812	-	684,812
2018	-	2,622,985	-	2,622,985
2029	-	1,095,091	480,811	1,575,902
2030	-	-	267,889	267,889
2031	1,141,156	-	255,155	1,396,311
2032	-	-	1,147,066	1,147,066
2033	-	-	901,583	901,583
2034	538,356	-	615,259	1,153,615
Total	$1,679,512	$4,642,017	$3,667,763	$9,989,292

As at December 31, 2014, the MPIT available for future periods is as follows:

Generation year	Amount	Expiration year
2011	$45,642	2020
2012	$117,838	2021
2013	$105,776	2022
2014	$125,646	2023
Total	$394,902

16.    Related Party Transactions
During the year ended December 31, 2014, the Company incurred $113,436 (2013 – $137,298) in professional fees expense relating to the services of the President of CCSA. Included in accounts payable and accrued liabilities as at December 31, 2014 was $25,685 (December 31, 2013 - $13,879) owing to the President of CCSA for professional geological fees.  Included in prepaid expenses as at December 31, 2014, the Company had a receivable due from the President of CCSA for $2,497 (December 31, 2013 - $1,087) for cash advanced for field expenses.

During the year ended December 31, 2014, the Company incurred $Nil (2013 – $22,444) in general and administrative expenses relating to rent paid for office space to the President of CCSA.

During the year ended December 31, 2014, the Company incurred $31,615 (2013 - $53,924) in professional fees expense relating to the accounting services of a director of CCSA.  Included in accounts payable and accrued liabilities as at December 31, 2014, the Company had a payable owing to the director of CCSA of $5,580 (December 31, 2013 – $3,868).  Included in prepaid expenses as at December 31, 2014, the Company had a receivable due from the director of CCSA of $359 (December 31, 2013 - $18) for cash advanced for miscellaneous expenses.

During the year ended December 31, 2014, the Company incurred $16,684 (2013 - $Nil) in professional fees expense relating to the consulting services of a director.  Included in accounts payable and accrued liabilities as at December 31, 2014 was $5,625 (December 31, 2013 - $Nil) owing to a director for consulting fees.

During the year ended December 31, 2014, the Company incurred $37,077 (2013 - $Nil) in administrative and office expenses and $11,456 in professional fees relating to the rental of office space and various administrative services and expenses payable to Hunt Family Limited Partnership, LLC, an entity controlled by the Company’s President, CEO and Executive Chairman.  Included in accounts payable and accrued liabilities as at December 31, 2014 was $51,284 (December 31, 2013 - $Nil) owing to Hunt Family Limited Partnership, LLC relating to the rental of office space and various administrative services and expenses.

All related party transactions are in the normal course of business.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management, including the Executive Chairman and Chief Executive Officer, the Chief Financial Officer, a Director of the Company, the President of CCSA and a Director of CCSA, is as follows:

	Years ended
	December 31, 2014	December 31, 2013
Salaries and benefits	197,188	$540,845
Consulting fees	161,734	297,812
Share based compensation	53,400	5,580
	$412,322	$844,237

17.    Financial Instruments

The Company’s financial instruments consist of cash and equivalents, accounts receivable, performance bond and accounts payable and accrued liabilities.
The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are as follows:

•
Level 1:  inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2:  inputs, other than quoted prices, that are observable, either directly or indirectly.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

Fair value

As at December 31, 2014, there were no changes in the levels in comparison to December 31, 2013.  The fair values of financial instruments are summarized as follows:

	December 31, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
FVTPL
Cash and equivalents (Level 1)	115,246	115,246	2,364,062	2,364,062

Available for sale
Performance bond (Level 1)	336,850	336,850	340,183	340,183
Marketable securities (Level 1)	-	-	47,828	47,828

Loans and receivables
Accounts receivable	69,554	69,554	121,084	121,084

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	729,691	729,691	274,364	274,364

Cash and equivalents, marketable securities and performance bond are measured based on Level 1 inputs of the fair value hierarchy on a recurring basis.

The carrying value of accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.  The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Financial risk management
The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, price risk and interest rate risk.

i.	Currency risk

The Company holds cash balances, incurs payables and has receivables that are denominated in the Canadian Dollar, the United States Dollar and the Argentine Peso. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar, and the United States Dollar and the Argentine Peso, resulting in currency gains or losses for the Company.

As at December 31, 2014, the following are denominated in US dollars:

Cash and equivalents	$ 1,576
Accounts payable and accrued liabilities	$ 149,778

As at December 31, 2014, the following are denominated in Argentine Pesos:
Cash and equivalents	$ 11,117
Marketable securities	$ -
Performance bond	$ 336,850
Accounts receivable	$ 61,560
Other credits	$ 95,966
Accounts payable and accrued liabilities	$ 486,202

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. A significant change in the currency exchange rates between the United States dollar relative to the Canadian dollar and the Argentine Peso could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

At December 31, 2014, if the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:

Impact on net loss and comprehensive loss
U.S. Dollar Exchange rate – 10% increase	$(11,277)
U.S. Dollar Exchange rate – 10% decrease	$11,277

At December 31, 2014, if the Argentine Peso strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:

Impact on net loss and comprehensive loss
Argentine Peso Exchange rate – 10% increase	$(63,492)
Argentine Peso Exchange rate – 10% decrease	$63,492

ii.         Credit risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and equivalents are held through Canadian, United States and Argentine financial institutions.

The Company maintains its cash and equivalents in multiple financial institutions. The Company maintains cash in an Argentine bank. The Argentine accounts, which had a Canadian dollar balance of $11,117 at December 31, 2014 (December 31, 2013 - $8,094) are considered uninsured and may be at risk in case of the failure of the bank.

The Company controls for this risk by only keeping funds in Argentina sufficient to meet approximately two months of operating expenses.

The Company pays VAT to the Argentine government on all expenses in Argentina.  This creates a VAT receivable owed by the government of Argentina.  The Company’s receivable at December 31, 2014 is $557,480 ($1,308,076 – undiscounted) (December 31, 2013 - $548,676 ($1,526,260 – undiscounted)).  The Company believes this to be a collectible amount and it is backed in the strength and laws of the Argentine government.  If for some reason the government did not pay, changed the laws, defaulted on the receivable or the Company never achieved any mineral production, the Company could lose the full value of the receivable.

iii.      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure.  The Company is dependent on the capital markets to raise capital by issuing equity in the Company to support operations. The current environment is prohibitive for the issuance of capital and there is no guarantee that should the Company need to raise new capital to support operations it will be able to do so on favorable terms, if at all.  All of the Company’s accounts payable and accrued liabilities are current and payable within one year.

iv.       Price risk
The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.  A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its properties. The Company is exposed to price risk with respect to commodity prices.  There is minimal price risk at the present time as the Company is not yet in the production phase.

v.       Interest rate risk
Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities.  In the normal course of business, the Company is not exposed to interest rate fluctuations because it has no interest bearing debt as at December 31, 2014 and invested cash is short-term in nature.

18.    Segmented Information

All of the Company’s operations are in the mineral properties exploration industry with its principal business activity in the acquisition and exploration of mineral properties.  The Company conducts its resource properties exploration activities primarily in Argentina.

The location of the Company’s assets by geographic area as of December 31, 2014 and December 31, 2013 is as follows:

	December 31, 2014	December 31, 2013
Canada	$118,729	$2,876,489
Argentina	2,403,161	2,103,649
United States	4,817	22,629
	$2,526,707	$5,002,767

The location of the Company’s net loss by geographic area as of December 31, 2014 and December 31, 2013 is as follows:

	December 31, 2014	December 31, 2013
Canada	$(546,890)	$1,909,043
Argentina	(2,096,180)	(3,668,012)
United States	(659,084)	(921,119)
	$(3,302,154)	$(2,680,088)

The Company had generated 100% of its revenue from its former exploration partnership in Argentina.  All revenue was paid in Canada and generated from service performed in Argentina.

19.    Commitments and Provision

a)
On March 27, 2007, the Company signed a definitive lease purchase agreement with FK Minera S.A. to acquire a 100% interest in the Bajo Pobré gold property located in Santa Cruz Province, Argentina.  The Company may earn up to a 100% equity interest in the Bajo Pobré property by making cash payments and exploration expenditures over a five-year earn-in period.

The required expenditures and ownership levels upon meeting those requirements were:

Year of the Agreement	Payment to FK Minera S.A.		Exploration Expenditures Required	Ownership
First year – 2007	US$50,000	PAID	US$250,000	0%
Second year – 2008	US$30,000	PAID	US$250,000	0%
Third year –2009	US$50,000	PAID	-	51%
Fourth year – 2010	US$50,000	PAID	-	60%
Fifth year – 2011	US$50,000	PAID	-	100%

After the fifth year, the Company is obligated to pay FK Minera S.A. the greater of a 1% net smelter royalty (“NSR”) on commercial production or US$100,000 per year.  The Company has the option to purchase the NSR for a lump-sum payment of US$1,000,000 less the sum of all royalty payments made to FK Minera S.A. to that point.

As of December 31, 2014, the Company has made all required payments to FK Minera S.A., the owner of the Bajo Pobré property.  The parties to the contract have finalized an amendment to the contract terms and therefore the Company’s ability to retain rights to explore the Bajo Pobré property is affirmed at this time.  As part of the amendment, the Company’s obligation of exploration expenditures has been waived by FK Minera S.A., thus affirming the Company’s right to ownership.

b)
In March 2007, the Company was the successful bidder for the exploration and development rights to the La Josefina project from Fomicruz.  On July 24, 2007, the Company entered into an agreement with Fomicruz pursuant to which the Company agreed to invest a minimum of US$6 million in exploration and development expenditures over a four year period, including US$1.5 million before July 2008. The agreement provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. A revised schedule for exploration and development of the La Josefina project was submitted in writing to Fomicruz and was adopted on May 3, 2011, mandating that an economic feasibility study and production decision be made by the Company for the La Josefina project by the end of 2013. The Company would own 91% of the joint venture company and Fomicruz would own the remaining 9%.

On November 15, 2012 the Company signed an amended agreement with Fomicruz extending the exploration term by 4 years; the new agreement requires the Company to make a production decision by the end of 2019.  The Company’s projected production date is December 31, 2019.

The Company has agreed to make a minimum investment of US$12 million, of which it has already invested approximately US$9 million.  Additionally, and subject to proof of compliance with committed investments, the Company has the option to continue exploration for a second additional term of four years, ending on June 30, 2019, requiring it to make an additional investment US$6 million, which will bring the total investments in the La Josefina Project to US$18 million.

A participating interest of Fomicruz over the minerals and metals extracted from the field and the purchase option of up to a 49% participating interest in the incorporation of the future Company to be organized for the productions and exploitation of the project, having Fomicruz to contribute the equivalent of such percentage of the investments made.  The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of USD$200,000 per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase amount with Fomicruz.

c)
On June 30, 2010, a former director and accounting consultant (“the Consultant”) to the Company severed his business relationship with the Company. On August 5, 2010 the Consultant claimed that since 2006, he was actually an employee of, not a consultant to, CCSA. On September 7, 2010, the Argentine Ministry of Labor, Employment and Social Security filed a Certificate of Notice on CCSA and the Company indicating that a representative from CCSA and the Company must appear before a mediator to address the Consultant’s claims. The certificates of notice stated the value of the Consultant’s claim against the Company at 500,000 pesos (US$126,811).

On March 18, 2011, a lawsuit was filed against the Company and its subsidiaries by the Consultant.  The lawsuit claimed that the Consultant was an employee of the Company, not a consultant, since 2006.  The total value of the claim was US$249,041, including wages, alleged bonus payments, interest and penalties.  The consolidated financial statements include a provision of $125,000 at December 31, 2014 (2013 - $125,000), representing the estimated value of the certificates of notices filed to date.  Management considers the lawsuit to be without merit and intends to defend the Company and its subsidiaries to the fullest extent possible.

During the year ended 2013, the Company was notified that an amount of 635,628 pesos ($59,475 as at December 31, 2014 and $80,085 as at December 31, 2013) was withheld from its Argentine bank account and placed in escrow with the Court pending the outcome of the lawsuit filed on March 18, 2011 against the Company.

During the year ended 2014, the Company was notified that an additional amount of 389,982 pesos ($36,491 as at December 31, 2014) was withheld from its Argentine bank account and placed in escrow with the Court pending the outcome of the lawsuit filed on March 18, 2011 against the Company.

d)
On October 31, 2011, the Company signed an agreement with the owners of the Piedra Labrada Ranch for the use and lease of facilities on the same premises as the Company’s La Josefina facilities.  The initial term was for three years beginning November 1, 2011 and ended on October 31, 2014, including annual commitments of $60,000.  The Company has extended this agreement for one year.

e)
On April 1, 2012 the Company entered into a 9 month agreement with the surface rights holder of the Piedra Grande Ranch, located in Santa Cruz province, Argentina for access and use of their property. The agreement allows for the Company to engage in exploration activity as well as use the property and the facilities to house and store the Company’s equipment and personnel.  The Company agreed to consideration of US$3,000 per month under this agreement.   The initial term of the agreement ended on December 31, 2012. The Company extended the agreement until December 31, 2013.  The Company’s total obligation under this agreement for the year ended December 31, 2013 was US$36,000.  The Company did not extend this agreement for another year.

f)
On May 3, 2012, the Company entered into an exploration agreement with Eldorado Gold Corp. (“Eldorado”) for the purpose of exploring the Company’s exploration projects in Santa Cruz province, Argentina.  The agreement classifies projects into three stages:  Stage I is an early exploration project that is not ready for exploration drilling; Stage II is a project that is drill ready, or being drilled; Stage III requires that the Company and its exploration partner jointly create a new company where by the Company will retain a 25% interest in the new company and Eldorado Gold Corp., or a nominee of their choice, will be granted a 75% interest in the new company.  The Company had two Stage II projects, Bajo Pobré and La Valenciana, and one new Stage I project, La Josefina.

On May 24, 2013, the Company received one-time payments of $200,000 for its La Valenciana project and $125,000 for its La Josefina project, as well as a yearly lease payment of $125,000 for its Bajo Pobré project.

On July 10, 2013, the Company was notified by Eldorado that they were terminating the agreement.  The Company is actively pursuing new exploration partners.

During December 2013, the Company paid severance for $205,540, included as payroll expenses in the consolidated statement of loss and comprehensive loss, which became effective in the month of July 2013.

g)
On September 1, 2012, the Company moved into new office space.  The Company signed a new office lease with a three-year term, which included the first four months for free.  In December 2013, the Company moved out of the office space and terminated the lease.  The Company included in accounts payable and accrued liabilities as at December 31, 2013 US$21,000 for settlement of a lease break fee.

h)
On October 1, 2012, the Company entered into an agreement with the surface owner of the Bajo Pobré Ranch in Santa Cruz province, Argentina.  As consideration for access to the Bajo Pobré property and use of the Bajo Pobré Ranch, the Company agreed to pay the owner $5,000 per month over a period of 9 months ending on June 30, 2013.  The Company’s total commitment for 2013 under this agreement was US$30,000.  The Company did not extend the lease for an additional year.

i)
On November 1, 2012, the Company entered into an agreement with Fomicruz for the exploration of the La Valenciana project in Santa Cruz province, Argentina.  The agreement is for a total of 7 years, expiring on October 31, 2019.  The 7 years is broken into 3 economic periods, at the end of each period the Company will have the option of reporting its results to Fomicruz or terminating the agreement.

The agreement with Fomicruz requires the Company to spend USD $5,000,000 in exploration on the project over 7 years.  If the Company elects to exercise its option to bring the La Valenciana project into production it must grant Fomicruz a 9% ownership in a new JV Corporation to be created by the Company to manage the project. If Fomicruz elects to increase their ownership they can under the following formula up to a maximum of 49% interest.

•	To purchase an additional 10% in the JV corporation, Fomicruz must reimburse the Company for 10% of the exploration expenses made by the Company during the exploration period;

•	To purchase the next 10% interest in the JV corporation, Fomicruz must reimburse the Company for 20% of the exploration expenses made by the Company during the exploration period;

•
To purchase a final additional 20% interest in the JV Corporation, Fomicruz must reimburse the Company for 25% of the exploration expenses made by the Company during the exploration period; bringing Fomicruz’s total ownership interest in the JV Corporation to 49%.

At the Company’s option it can purchase all but the 9% granted ownership interest in the JV Corporation from Fomicruz for USD $200,000 per percentage point owned.  The remaining 9% can be purchased for a mutually agreed amount, to be determined by negotiation between Fomicruz and the Company.

j)
On October 3, 2013, the Tax Authorities of the Santa Cruz Province, started a claim requesting omitted stamp tax on a) the Exploration Agreement signed during fiscal year 2012 (Amendment of “La Josefina” and “La Valenciana” contract) and b) Loan Agreement signed between the parent Companies and CCSA.  Request is in the amount of $248,673.  This amount does not include potential fines.  An accrual for this amount has been included in taxes payable in the consolidated statements of financial position.

On October 17, 2013, the answer to the requirement was filed.

As of January 22, 2014, the Secretary of Public Revenues of the Province of Santa Cruz approved the tax assessment.

On February 12, 2014, the Company filed a new request.

On May 28, 2014, the final tax assessment was received from the Tax Authorities of the Santa Cruz Province in the amount of $209,460 (1,994,199 pesos), including interest, to be paid in installments with a final payment in November 2014.  During the year ended 2014, the Company made all installment payments required and has satisfied the tax assessment.

k)
On March 26, 2014, the Company signed an agreement with the surface rights holder of the La Valenciana Ranch, located in Santa Cruz Province, Argentina for access and use of their property.  The agreement allows for the Company to engage in exploration activity.  The term is for five years, beginning April 1, 2014 and ending March 31, 2019, including annual commitments of $36,000.  The Company’s total commitment for 2014 was US$24,000.

20.    Capital Disclosure

Capital management is the key to achieving the Company’s growth plans, the maintenance of a strong capital base to ensure financial flexibility, and providing returns to shareholders.

The Company’s capital is comprised of shareholders’ equity, as follows:

Management of capital risk
	December 31,	December 31,
	2014	2013
Shareholders' equity	$1,465,640	$4,285,821

The Company does not have covenants associated with the Company’s long-term liabilities.  The Company regularly reviews its on-going capital requirements to fund capital expenditures and service upcoming obligations.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments.
The Company is not subject to externally imposed capital requirements.

21.    Subsequent Events

Subsequent to year end, 600,000 stock options expired with exercise price of $0.65.