Form 20-F/A
period 2014-12-31
HUNT MINING CORP
filed 2015-08-06
CIK 1551206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
----------------------
Amendment No. 1
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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes [    ]      No [ X ]

0

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

Large accelerated filer  [    ]                                                                Accelerated filer  [    ]                                           Non-accelerated filer  [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting standards as issued by the International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [    ]                      Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes [    ]      No [ X ] N/A

Index to Exhibits on Page 43

Item 16A. Audit Committee Financial Expert	57
Item 16B. Code of Ethics	57
Item 16C. Principal Accountant Fees and Services	57
Item 16D. Exemptions from the Listing Standards for Audit Committees	57
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	57
Item 16F. Changes in Registrant’s Certifying Accountant	57
Item 16G. Corporate Governance	59
Item 16H. Mine Safety Disclosure	59
PART III	59
Item 17. Financial Statements	59
Item 18. Financial Statements	59
Item 19. Exhibits	59

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

The Company also owns mobile housing units, trucks and additional mechanical equipment, all purchased within the last ten years and in good physical condition, to support exploration activities on the Company’s projects, all located in Argentina.

PROPERTIES

La Josefina Property

The La Josefina property is our primary exploration property because it occupies 52,800 hectares and approximately 90% of the nearly 65,000 meters drilled by us.   It is located in North-Central Santa Cruz province in southern Argentina, within the region known as Patagonia.

Exploration Agreement between Fomicruz and CCSA

In March 2007, CCSA was awarded the exploration and development rights from Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”) through a required public bidding process to explore the La Josefina Project. As Fomicruz is a government owned company in Santa Cruz province in Argentina, it cannot make individual agreements with a private company without first publishing the offer and giving other private companies the opportunity to submit bids, but the first company making an offer has the right to match any new offer.

The definitive agreement between CCSA and Fomicruz was finalized in July, 2007. Pursuant to this agreement, CCSA was obligated to spend US$6 million in exploration and complete pre-feasibility and feasibility studies during a 4 year exploration period (excluding three months each year for winter holiday) commencing in October, 2007 at La Josefina in order to earn mining and production rights for a 40-year period in a joint venture partnership (“JV”) with Fomicruz. CCSA may terminate this agreement at the end of each exploration stage if results are negative.

The 4-year exploration period was originally planned to proceed in the following three stages:

	Year 1	Year 2	Years 3 & 4
Target Area	To July 2008	July 2008 to July 2009	July 2009 to July 2011	Totals
Noreste Area	US$300,000	US$400,000	US$500,000	US$1,200,000
Veta Norte	500,000	800,000	800,000	2,100,000
Central Area	500,000	800,000	900,000	2,200,000
Piedra Labrada	200,000	100,000	200,000	500,000
TOTAL US$	US$1,500,000	US$2,100,000	US$2,400,000	US$6,000,000

At the successful completion of positive pre-feasibility and feasibility studies, which cannot be assured, a new joint venture company will be formed to develop the project. This new company will have joint participating ownership with 91% owned by CCSA and 9% by Fomicruz; however, upon inception Fomicruz may elect to increase its participating interest in the new joint venture company to either 19%, 29% or 49% by reimbursing CCSA 10%, 20% or 40%, respectively, of CCSA’s total investment in the project. Once the choice is made by Fomicruz, there are no means to modify the agreement.

Other conditions of the agreement:

1.	CCSA posted a US$600,000 performance bond (equal to 10% of the total proposed exploration investment).

2.	CCSA must maintain the La Josefina mining rights by paying the annual canons due the province on the project’s 398 pertenencias.

3.
CCSA must complete surface agreements (lease or buy) with the surface landowners, as required by the Federal mining law, to gain legal access to the farms (estancias) that cover the project.  Most of the project and all of the current target areas lie within two large farms that have been unoccupied for many years - Estancia La Josefina and Estancia Piedra Labrada. The major part of mineralization occurs on Estancia La Josefina, which CCSA purchased in 2007. CCSA rents Estancia Piedra Labrada, which it uses as an exploration field camp.

Since CCSA fulfilled its exploration requirement mandated by the agreement with Fomicruz, the performance bond was no longer required to secure the La Josefina project.  In June 2010, the Company used the bond to secure the La Valenciana project.

On November 15, 2012, we signed an amendment to our agreement with Fomicruz which extends the time we have to develop the La Josefina project by four years, from 2015 to 2019.  The Company has agreed to make a minimum investment of US$12 million, of which it has already invested approximately US$9 million.  Additionally, and subject to proof of compliance with committed investments, the Company has the option to continue exploration for a second additional term of four years, ending on June 30, 2019, requiring it to make an additional investment US$6 million, which will bring the total investments in the La Josefina Project to US$18 million.

Total costs incurred to date are approximately US$15 million.

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

In December, 2007, CCSA purchased the “La Josefina Estancia”, a 92 square kilometer parcel of land within the La Josefina Project area. CCSA plans to use the La Josefina Estancia as a base of operations for Santa Cruz exploration. The purchase price for the La Josefina Estancia was US$710,000.

Initially, the La Josefina property was excluded from our exploration agreement with Eldorado Gold.  This property was made subject to the exploration agreement with Eldorado Gold on May 7, 2013, an agreement later terminated by Eldorado in July 2013.

In 2014, the Company conducted a shallow Diamond drilling campaign, including 12 holes totaling 651 meters in length completed on the Maria Belen target and 15 holes totaling 957 meters on the Sinter target.  Detailed results of the La Josefina drilling program are included in the Company’s website, www.huntmining.com.

The Company has been actively pursuing a new exploration partner for the La Josefina project, as of the date of this filing these discussions are still in process.

Drilling is currently planned on both La Josefina and La Valenciana with approximately 10 to 15 holes each.  Exploration will be funded through closely held insider investments and/or loans.

Current negotiations with third parties for advanced exploration of mineable targets including definition drilling, excavation methods, and metallurgy to determine recoveries. The corporation intends to invest approximately $1,100,000 on the Company's ongoing exploration and development on the La Josefina and La Valenciana Projects located in Santa Cruz, Argentina in 2015. More specifically, the Corporation would use: (i) $ 700,000 for advance development and exploration needed to develop drilling targets: geologic mapping, surface geochemical surveys, (chip/channel/trench) sample collection, assaying and +/- geophysical surveys; (ii) $330,000 to complete claims maintenance, surface leases, national and provincial taxes, permits and fees; and (iii) up to $70,000 on general and administrative expenses.

            Personnel

•
Danilo Silva;    General Manager of Hunt’s Argentina Subsidiary – Has served as a Senior Geologist and Project Manager with Yamana Resources and Buenaventura mining companies in his homeland of Argentina, and as general manager for Platero Resources

•	Vicente Sanchez; Exploration Manager – Professional Geologist from Argentina who leads all Hunt’s Argentinean geologic crews

•	Mariano Ibaldi; Exploration Data Management – Professional Geologist who is meticulous in his documentation and analysis of data collected from all forms of sampling

•	Jorge Garay; Exploration Geologist – Senior Geologist and Project Manager with tremendous exploration experience in Santa Cruz

•	Klaus Triebel; Resource Estimation, Mine Planning & Pit Design – Most recently with Coeur as Manager – Resource Estimation, Mr. Triebel is a Senior Mine Geologist and Engineer

•	Martin Fromm; Consultant – Mine Management – Mining Engineer from Argentina, recently a Project Manager for Patagonia Gold S.A. at their Capa Oeste and Lomada mines

Much of the following information is derived from, and based upon the La Josefina 2010 Technical Report, which is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Property Description and Location

The La Josefina Project is situated about 450 km northwest of the city of Rio Gallegos, in the Department of Deseado, Santa Cruz province, Argentina within a scarcely populated steppe-like region known as Patagonia.

The La Josefina Project consists of mineral rights composed by an area of 528 square kilometers established in 1994 as a Mineral Reserve held by Fomicruz, an oil and mining company owned by the Santa Cruz provincial government.

The boundaries of the property are summarized in the following table:

Boundary	Latitude/Longitude	Gauss-Krüger *
North	47°45’00” S	4,711,533 N
South	48°00’06” S	4,683,433 N
East	69°10’47” W	2,486,505 E
West	69°30’08” W	2,462,505 E

* The Argentine National Grid System (Gauss-Krüger) uses the Gauss-Krüger (also known as Transverse Mercator or TM) projection and is based on the Campo Inchauspe datum which uses the International 1924 (also known as Hayford) ellipsoid. Argentina is divided into seven zones which, similar to UTM zones, are north-south slices centered on 72°, 69°, 66°, 63°, 60°, 57°  and 54° W longitude.  Unlike UTM which effectively has two meridians of zero scale distortion, in Gauss-Krüger only the central meridian has zero scale distortion.  Unlike UTM where the easting offset is always 500,000m, each zone in the Gauss-Krüger Campo Inchauspe system has a different offset to remove coordinate ambiguity between zones.  Zone 1 has an easting offset of 1,500,000m with each successive zone adding 1,000,000m to the offset.  Consequently, grid coordinates are often quoted without explicitly specifying the zone as would normally be done with UTM coordinates. A new national grid named POSGAR is currently being introduced.  This datum uses the WGS84 ellipsoid and has already become common in some provinces.

The La Josefina Project comprises 16 Manifestations of Discovery totaling 52,776 hectares which are partially covered by 399 pertenencias, listed in the following table:

Manifestation of Discovery	File #	Hectares
Julia	409.048/F/98	6
Miguel Ángel	409.058/F/98	3,435
Diana	409.059/F/98	2,995
Noemi	409.060/F/98	3,013
Rosella	409.061/F/98	3,227
Giuliana	409.062/F/98	5,100

Benjamin	409.063/F/98	3,500
Mariana T.	409.064/F/98	3,500
Ailín	409.065/F/98	3,500
Mirta Julia	409.066/F/98	3,500
Ivo Gonzalo	409.067/F/98	3,500
Maria José	409.068/F/68	3,500
Matias Augusto	409.069/F/98	3,500
Sofia Luján	409.070/F/98	3,500
Lucas Marcelo	409.071/F/98	3,500
Nicolás Alejandro	409.072/F/98	3,500
	Total	52,776

The La Josefina pertenencias consist of 398 disseminated pertenencias, each requiring an annual canon (tax) payment to the province of 3,200 pesos and one common pertenencia which requires an annual canon of 640 pesos. Therefore the pertenencias at La Josefina require annual canon payments totaling 1,274,240 pesos.

The La Josefina project is without known reserves as defined by SEC industry Guide No. 7.

The exploration targets consist of gold and silver mineralized quartz veins in volcanic host rocks. Current work is conducted on the La Josefina and La Valenciana claim blocks. La Josefina includes four major vein systems while La Valenciana harbors three.  A total of more than 900 trenches and drillholes have been drilled with approximately 40,000 assayed samples. Higher gold values exceed 100 g/tone and higher silver values are above 1,000 g/t.  Veins are formed by upward fluid migration and are therefore typically open to depth.

There is no geophysics.  Geochemistry is conducted through ICP analysis (35+ elements) of all field and drill-hole samples.  Even if no elevated precious metal grades are encountered this trace element analysis can still expose possible trends which often preclude gold and silver mineralization.

Royalties

Mineral properties in Argentina carry no federal royalties but the provinces are entitled to collect up to 3% mine-mouth royalty.

In Santa Cruz, the province has opted to drop this MMR to 1% if the operation is a precious metals mine that produces doré bullion within the province. The agreement between CCSA and Fomicruz stipulates that any doré bullion resulting from future La Josefina operations must be produced in the province, so it is likely the project will carry the minimal 1% MMR. However, because La Josefina is a Mining Reserve in which the mineral rights belong to Fomicruz, the project also carries an additional 5% MMR payable to the province. Therefore, the total MMR for any future gold/silver/base metal production at La Josefina under the current agreement total 6%.

Environmental Liabilities

There are no known environmental liabilities associated with the La Josefina Property.

Permits Required

No permits are required at this time to conduct the proposed exploration.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project is located in the Deseado Massif mineral district in the north-central part of Santa Cruz province, the southernmost of several Argentine provinces comprising a vast, sparsely-populated, steppe-like region of South America known as Patagonia. The nearest town to the project is Gobernador Gregores (population 2,500), about 110 kilometers to the southwest. The nearest Atlantic coastal town is Puerto San Julián (population 6,800), 190 kilometers to the southeast. The project is reached by driving east from Gobernador Gregores for 40 km on gravel Provincial Route 25 – or west from Puerto San Julián for 170 km on the same road – and then north on gravel Provincial Route 12 for 110 km. Provincial Route 12 crosses the edge of the project and continues another 240 kilometers north to the oil town of Pico Truncado (population 16,500) in the northeastern part of the province.

The provincial gravel roads are generally accessible via two-wheel drive vehicles in dry weather but can become slippery or cannot be used for short periods when wet, so four wheel drive vehicles are sometimes required to access the project. Gobernador Gregores and Puerto San Julián are both served by fixed wing flights two or three times per week, to and from Comodoro Rivadavia (population 135,813), an important industrial center and port city. Comodoro Rivadavia lies 428 km north of Puerto San Julián. It can be reached via paved National Route 3, a major coastal highway. Comodoro Rivadavia serves as the region’s major supply center for the booming petroleum and mining industries and is served by several airline daily flights to Buenos Aires and other major cities in Argentina. National Route 3 runs from Buenos Aires on the north to Ushuaia at the southernmost tip of the continent and offers all-weather access to a number of sea ports.

The Patagonia region is classified as a continental steppe-like climate. It is arid, very windy and has two distinct seasons, cold and warm. As Patagonia is located in the southern hemisphere, the cold winter months are from May to September and the warmer summer months are from November to March. The average annual precipitation averages only 200 mm (8 inches), much of which occurs as winter snow. Average monthly temperatures range from 3°C to 14°C, but vary widely depending on elevation. The winds are persistent, cool, dry and gusty, averaging about 36 km/h and directed predominantly to the east-southeast off the Andean Cordillera.

The La Josefina project area consists largely of subdued hilly terrain with internal drainages and playa lakes. Elevations range from 300 meters to 800 meters above sea level. Hill slopes are not steep, usually less than 10 degrees, and the rock exposures on these hillsides are typically abundant. Almost all of the mineralization and significant geochemical and geophysical anomalies are found on the crests or the flanks of these subdued hills.

The area is covered by sparse vegetation, consisting mostly of scattered low bushes and grass. In the area the only inhabitants are farm owners and employees. The nearest farms are Los Ventisqueros, Maria Esther, Las Vallas, La Florentina, La Laguna, La Josefina and Piedra Labrada.

The local economy was formerly based largely on sheep herding and marine fishing but in the late-1980s, sheep herding began a steep decline because of the Hudson volcano eruption and a descending economy; for those reasons many of the former large sheep farms are now unoccupied and in disrepair. The prolific sheep herds have since been replaced by overpopulated herds of wild guanacos, ostriches and flamingos (in the playas). One hundred km southeast of the property is the gold-silver epithermal Cerro Vanguardia Mine owned by AngloGold Ashanti Limited and Fomicruz.

Away from the towns and villages in Patagonia there are few power grids and scant telephone service. The many mineral exploration and development camps scattered widely throughout the Deseado Massif typically rely on diesel or gasoline generators for electrical power and satellite phones or radios for communications. Some communities in the region now have wind power generating stations and experimental hydrogen plants (Pico Truncado for example) and it is possible such stations might someday be utilized in mining camps to supplement their power requirements. However, the recent effort by the Santa Cruz Provincial Government to pave the Provincial Route 12, which runs within several kilometers of the project, may also include the construction of a power line which runs along the highway.

Near surface water tables exist on the La Josefina property.

Manpower is available in the larger communities to serve most exploration or mining operations.

History

Santa Cruz province - and indeed much of Patagonia - has only a short history of mineral prospecting and mining. Until the Cerro Vanguardia mine was commissioned in late 1989, only a few mineral occurrences had been identified within the 100,000 square kilometer area of the Deseado Massif.  Notably, although Coeur Mining Corporation ceased active mining operations at its Martha Mine in September, 2012, the Desado Massif continues to host three producing mines: the Cerro Vanguardia Mine (AngloGold Ashanti Limited - Fomicruz), the San Jose – Huevos Verdes Mine (Hochschild Mining plc – Minera Andes Incorporated) and the Manantial Espejo Mine (Pan American Silver Corp.). Additionally, several new mines are being readied for production, and many active exploration projects (including Coeur Mining’s Joaquin exploration project) are in progress.

In 1975, the first occurrence of metals known in the La Josefina area was publicly mentioned by the Patagonian delegation of the National Ministry of Mining. They reported the presence of an old lead-zinc mine in veins very near Estancia La Josefina. The mineralization received no further attention until 1994 when a research project by the Institute of Mineral Resources of the Universidad Nacional de la Plata and the geology department of the University of Patagonia San Juan Bosco examined the occurrence. That investigation corroborated not only the presence of base metals, but also precious metals.

In 1994, immediately after the La Josefina gold-silver discovery, Fomicruz claimed the area as a Provincial Mineral Reserve and explored the project in collaboration with the Instituto de Recursos Minerales (INREMI) of La Plata University. The geology and alteration of the project area was mapped at a scale of 1:20,000. Mineralized structures and zones of sinter were mapped at 1:2,500, trenches across the structures were continuously sampled and mapped at scales of 1:100 and ground geophysical surveys consisting of 6,000 m of IP-resistivity and 5,750 meters of magnetic surveys were completed over sectors of greatest interest.

In 1998, after four years of exploring and advancing interest in the project, Fomicruz offered La Josefina for public bidding by international mining companies. In accordance with provincial law, the winner would continue exploring the project to earn the right to share production with Fomicruz of any commercial discoveries. The bid was awarded to Minamérica S. A. (“Minamerica”), a private Argentine mining company. Minamerica dug a limited number of new trenches, initiated a program of systematic surface geochemical sampling, completed several new IP-Resistivity geophysical survey lines and drilled the first exploration holes on the project – 12 diamond core holes totaling 1,320 meters in length. The results of this effort were relatively encouraging but Minamerica nevertheless abandoned the project a year later in 1999.

In 2000, Fomicruz resumed exploration of the project and continued their efforts until 2006.  Pits were dug to bedrock on 100- grids over some of the target areas, 3,900 meters of new trenches were dug and sampled, more than 8,000 float, soil and outcrop samples were collected for geochemical analyses, some new IP-Resistivity surveys were completed under contract to Quantec Geophysical Co., and 59 diamond core holes (total 3,680 meters) were drilled to average shallow depth below surface of 55 s. Of these holes, 37 were NQ-size core (47.6mm diameter) and 22 were HQ-size core (63.5mm).

Fomicruz reported spending more than US$2.8 million in exploring and improving infrastructure on the La Josefina Project from 1994 to 2006. In late-2006, the La Josefina Project was again opened to international bidding and in May, 2007, CCSA was awarded the right to explore the project. Throughout 2007 and 2008, CCSA was mainly focused on an intensive drill plan (37,605 meters), and in 2009 and the first quarter of 2010 reviewed all the data gathered in order to generate a geological model for the project, and continued working on regional exploration to define new additional targets for next drilling stages.

Geologic Setting

The La Josefina Project is located near the center of a large non-deformed stable platform known as the Deseado Massif, which covers an area of approximately 100,000 square kilometers in the northern third of Santa Cruz province. The Deseado Massif is a virtual twin of the Somun Cura Massif which encompasses an equally large area in the two adjoining provinces to the north. These two massifs are major metallotectonic features of the Patagonia region, and they are products of the massive continental volcanism formed by extensional rifting during the breakup of the South American and African continents in Jurassic time. The information in this paragraph is derived from “Tectonic Evolution of South America” prepared by Ramos, V.A and Aguirre-Urreta, M.B. in 2000 on behalf of the International Geological Congress.

The massifs are composed primarily of rhyolitic lavas, tuffs and ignimbrites which were erupted over a 50-million year period in middle-to late-Jurassic time (125 to 175 million years ago). The eruptives created a vast volcanic plateau which was subsequently segmented into the two massifs. These massifs are separated and bounded by sediment-filled basins: the Neuquén Basin north of the Somun Cura Massif, the San Jorge Basin between the massifs, and the Austral-Magellan Basin south of the Deseado Massif. These basins, filled largely with Cretaceous-age non-marine sedimentary rocks, are now sites of Argentina’s largest oil and gas fields.

General Geology of the Deseado Massif

The geology of the Deseado Massif region has been described and discussed in numerous papers and reports published only during the last fifteen years. The geology has been mapped at various scales by government agencies, most recently covered by a series of 1:250,000 quadrangles published by the Instituto de Geología y Recursos Minerales and Servico Geológico Minero Argentino.

The Deseado Massif is dominated by a few major regional sequences comprised of felsic volcanic and volcaniclastic rocks deposited in middle- to late-Jurassic time. The rocks are broken by a series of regional fractures that probably represent reactivated basement fracture zones. Faults that were active during the period of intense Jurassic extension and volcanism trend mostly NNW-SSE and form a series of grabens, half-grabens and horst blocks which are tilted slightly to the east. Since Jurassic time, the rocks have been cut by normal faults of several different orientations, mainly NW-SE and ENE-WSW, but have undergone very little compression. As a result, they remain relatively undeformed and generally flat-lying to gently dipping, except locally where close to faults, volcanic domes or similar features.

Exposures of rocks older than Jurassic are limited. The oldest pre-Jurassic “basement” rocks are small outcrops of metamorphic rocks thought to be late Precambrian to early Paleozoic in age (about 540 Ma). These rocks have been assigned to the La Modesta Formation in the western part of the area and to the Complejo Río Deseado in the eastern part. They consist of schists, phyllites, quartzites, gneisses and amphibolites and plutonic intrusions.

The Precambrian and older Paleozoic rocks are unconformably overlain by thick continental sedimentary sequences of late-Paleozoic to early-Mesozoic age, called La Golondrina Formation and El Tranquilo Group. La Golondrina Formation is Permian (299–251 Ma) and is up to 2,200m of arkosic to lithic sandstones, siltstones and conglomerates deposited in N-S to NW-SE rift basins along older reactivated basement structures. El Tranquilo Group is Triassic in age (251– 200 Ma) and is up to 650m of rhythmically bedded arkosic sandstones and shales which grade upward into conglomerates and redbeds.

The Triassic sequence is intruded and overlain by the first indications of igneous activity related to the crustal separation and extension initiated in early Jurassic: La Leona and the Roca Blanca Formations. La Leona Formation, early Jurassic in age (175–200 Ma), is composed of calc-alkaline granitic intrusive bodies sparsely scattered throughout the northeastern part of the Deseado Massif. The Roca Blanca Formation is also early Jurassic age, and consists of up to 900m of a coarsening-upward fluvial to lacustrine mudstone and sandstone sequence deposited in grabens or other rift basins, mainly in the south-central part of the Deseado Massif. The upper third of the sequence is distinctly richer in volcanic tuffs and other pyroclastic materials.

The Jurassic volcanic rocks are divided into formal units, but can be treated as a single bimodal (andesite-rhyolite) Jurassic volcanic complex. There are three units in this volcanic complex: the Cerro Leon and Bajo Pobre Formations and the Bahía Laura Group. The last two units make up the most extensive unit in the massif.

The Cerro Leon unit (lower to middle Jurassic in age) consists of hypabyssal mafic rocks composed of andesitic to basaltic dykes and shallow intrusions located in the south-central part of the massif. The Bajo Pobre Formation (middle to upper Jurassic in age) is typically 150-200m thick and is locally up to 600m thick. It is composed of andesites and volcanic agglomerates with minor basalts, which intercalate upwards with mafic tuffs, conglomerates and sediments. Olivine basalts, common in the lower part of the formation in the El Tranquilo anticline region are thought to be products of fissure eruptions from rifts related to the early stages of the Gondwana breakup and continental separation.

The Bahia Laura Group (middle to upper Jurassic in age) covers more than half the area of the massif and hosts more than 90 percent of the known gold-silver occurrences. It is a complex sequence of felsic volcanic-sedimentary rocks that has been divided into two formations according to whether there is a predominance of volcanic flows (Chon Aike Formation) vs. a predominance of volcaniclastic and sedimentary debris (La Matilde Formation). These two formations are complexly intercalated and have rapid lateral changes in facies and thickness which make it virtually impossible to define a coherent regional stratigraphy.

Non-marine sediments of late Jurassic to early Cretaceous age occur at various places throughout the Deseado Massif filling structural or erosional basins in the underlying Jurassic terrain. The presence of continental sediments in these basins, typically less than 150 meters thick, indicates that the massif remained as a positive geological feature throughout the Cretaceous. The most extensive cover rocks are a series of young basalt lava flows, Miocene to Quaternary in age, which blanket large parts of the region. The flows are typically only a few meters thick except where they fill paleo-valleys in the old land surface. In some cases, these thicker lava accumulations stand in relief above the surrounding landscape, providing classic examples of inverted topography caused by differential erosion. The youngest deposit consists of an extensive veneer of Quaternary gravels, especially in the eastern part of the massif.

Geology of the La Josefina Project Area

The oldest unit in the area is the La Modesta Formation, which crops out west of the La Josefina Estancia. It is formed mainly by grey to greenish micaceous-quartz schists and phyllites that occur in small outcrops. An angular unconformity separates the overlying La Modesta Formation from the mid-Jurassic basic to intermediate volcanic rocks of the Bajo Pobre Formation. The most extensive unit is represented by the Jurassic Bahia Laura Group which is divided in the Chon Aike Formation and La Matilde Formation tuffs. The Chon Aike formation is divided into nine members, representing each event a separated volcanic event. Each of the members is comprised of generally similar sequences consisting of basal surge breccia followed by pyroclastic flows (ignimbrites), ash-fall tuffs and finally by re-worked volcaniclastic detritus. Rhyolitic domes intrude the volcanic sequence, grading towards lavas in their upper parts. The lava flows and breccias are best developed in the southern part of the prospect area, where they occur with small vitrophiric bodies. Those volcanic events took place along 4 million years in the upper Jurassic and emplaced the epithermal system that generated the mineralization. Around 800 meters east of La Josefina farm old facilities there is a hill oriented north-south 200 meters long and 20 meters wide, with outcrops of a mega-breccia made out of ignimbrite boulders about 2-3 cubic meters in size.  Finally, covering large extensions in the northern part of the area, Tertiary and Quaternary basaltic levels complete the geological sequence.

La Josefina basically draws matching geological features of The Deseado Massif:

•	There is one outcrop of metamorphic basement rocks belonging to the Paleozoic-age La Modesta Formation
•	There are several small inliers of andesitic volcanics belonging to the Bajo Pobre Formation which underlies the Chon Aike Formation
•	The area is dominated by Jurassic-age rhyolitic volcanic units. They belong to Chon Aike Formation.
•	Sedimentary and volcaniclastic units of Roca Blanca and La Matilde Formations are not present in the area, or perhaps have not been recognized or mapped yet
•	About half of the area is covered by thin Quaternary basalt flows
•	The project is crossed by a number of conjugate NNW-SSE and NE-SW sets of strong fault lineaments which are similar to those occurring throughout the Deseado Massif region

Deposit Types

The Deseado Massif is characterized by the presence of low-sulphidation type epithermal vein deposits that are spatially, temporally and genetically related to a complex and long-lived (more than 30 million years) Jurassic bimodal magmatic event associated with tectonic extension that spread out in a surface of 60,000 km2. The Deseado Massif hosts three active mines, including Cerro Vanguardia (AngloGold Ashanti Limited/Fomicruz), San José (Hochschild Mining plc/Minera Andes Incorporated) and Manantial Espejo (Pan American Silver Corp.). In addition, the region boasts a number of projects at the feasibility stage as well as more than 30 properties at the exploration stage.

Epithermal deposits are high-level hydrothermal systems which usually form within one kilometer of the surface at relatively low temperatures, generally in the range of 50°C to 200°C. They commonly represent deeper parts of fossil geothermal systems and some are associated with hot-spring activity at or near the surface. The term low-sulphidation represents a variety of epithermal deposits characteristically deficient in sulfide minerals. These low-sulphidation systems are also often called “quartz-adularia” vein systems after the two most common gangue (non-valuable) minerals in the veins – quartz and adularia (a potassium-aluminum bearing silicate mineral that forms from low-temperature hydrothermal solutions and is considered diagnostic of a low-sulphidation environment.  The known deposits are steeply-dipping to sub-vertical fissure vein systems associated with intermediate to felsic volcanic centers in areas of regional faulting and are localized by structures, up to a  or more in width and hundreds of s to several kilometers in length.

Most of the epithermal systems in the Deseado Massif consist of steeply-dipping tabular veins and breccias. The mineralization of economic interest in these veins generally occurs over a limited vertical range and is concentrated in discrete bodies (“shoots”) of comparatively small lateral dimensions. They are comprised of quartz veins, stockwork veins and breccias that carry gold, electrum (a gold-silver alloy), silver sulfosalts, and up to a few percent sulfide minerals, mainly pyrite, with variable, but usually small, amounts of base metal sulfides – sphalerite, galena, and/or chalcopyrite.  The thickening and thinning along and down the structure - often referred to as “pinch and swell” - is responsible for rod-like high-grade ore shoots that are hallmarks of these systems. Common gangue minerals in the veins are quartz and other forms of silica, such as chalcedony, together with variable amounts of adularia, sericite, and sometimes distinct blades of calcite and rarely barite, either of which may be totally replaced by silica.

The metals associated with low sulphidation epithermal systems are commonly zoned laterally along strike and vertically with depth. The zonation can vary considerably from area to area, but the classic zonation pattern consists of a gold and silver top giving way vertically over a few hundred s depth to a relatively silver-rich zone with continuously increasing base metals (dominantly lead and zinc with sparse copper) at increasing depth. Mineralized epithermal vein systems are also very commonly associated with anomalous amounts of arsenic, mercury, antimony, thallium and/or potassium. Any or all of these elements can form broad halos of varying widths and intensities around the vein systems and they often serve as pathfinder elements in the geochemical exploration for epithermal mineral deposits. The geochemical signature of the Deseado Massif’s typical epithermal deposit is characterized by anomalous precious metals (gold-silver) and locally anomalous amounts of arsenic, mercury, antimony, mercury, lead, zinc, manganese and copper.

The alteration halos extending outward in the wall-rocks away from the vein systems are typically relatively small in extent. In the Deseado Massif, more than 90 percent of the epithermal occurrences are hosted by silica-rich rhyodacitic tuffs and ash flow tuffs of the Chon Aike Formation. These rocks are chemically non-reactive and thus not usually widely or conspicuously altered, except perhaps close to the vein where they may be intensely and pervasively silicified. Halos of argillic, sericitic and prophyllitic alteration typically extend outward from the vein for a few s to rarely a few tens of s. In contrast, the andesitic lavas and volcaniclastics of the underlying Bajo Pobre Formation, which host about five percent of the epithermal occurrences, often show conspicuous clay alteration envelopes of variable width and intensity extending outward from the silicification adjacent to the vein.

In addition to the classic low sulphidation epithermal vein systems, La Josefina contains an additional target that represents an uncommon variation of the epithermal deposit model known as hot springs-type gold. Formed as the surface expression of an epithermal system at depth, hot springs-type deposits are characterized by laminated silica layers, known as “sinter,” which occasionally may contain some gold. The pipeline conduit, or feeder, for these sinters may contain hydrothermal breccias (“pipeline” breccias).

La Valenciana Property

La Valenciana is the Company’s second most advanced project.  The property is located on the central-north area of the Santa Cruz Province, Argentina, and is located 25 kilometers to the west of the Company’s main Piedra Labrada base camp.  The project encompasses an area of approximately 29,600 hectares, and is contiguous to the Company’s La Josefina property to the east. The La Valenciana project is comprised of 11 Manifestations of Discovery covering segments of Estancia Canodon Grande, Estancia Flecha Negra, Estancia Las Vallas, Estancia La Florentina, Estancia La Valenciana and Estancia La Modesta (inactive ranches).

Exploration Agreement between Fomicruz and CCSA

In 2010, the right to develop and mine the property was opened up for bidding to private companies.  Hunt Mining Corp, through CCSA, was awarded the prospects and mining rights.  We entered into an agreement with Fomicruz effective as of November 15, 2012, for the right to explore and develop the La Valenciana property for a period of seven years.  The agreement with Fomicruz requires the Company to spend USD $5,000,000 in exploration on the project over 7 years.

Total costs incurred to date are approximately US$4 million.

Since CCSA fulfilled its exploration requirement mandated by the agreement with Fomicruz, the performance bond was no longer required to secure the La Josefina project.  In June 2010, the Company used the bond to secure the La Valenciana project.

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

At the Company’s option it can purchase all but the 9% granted ownership interest in the JV Corporation from Fomicruz for USD $200,000 per percentage point owned.  The remaining 9% can be purchased for a mutually agreed amount, to be determined by negotiation between Fomicruz and the Company

Royalties

Mineral properties in Argentina carry no federal royalties but the provinces are entitled to collect up to 3% mine-mouth royalty.

In Santa Cruz, the province has opted to drop this MMR to 1% if the operation is a precious metals mine that produces doré bullion within the province. The agreement between CCSA and Fomicruz stipulates that any doré bullion resulting from future La Valenciana operations must be produced in the province, so it is likely the project will carry the minimal 1% MMR. However, because La Valenciana is a Mining Reserve in which the mineral rights belong to Fomicruz, the project also carries an additional 5% MMR payable to the province. Therefore, the total MMR for any future gold/silver/base metal production at La Josefina under the current agreement total 6%.

Environmental Liabilities

There are no known environmental liabilities associated with the La Valenciana Property.

Permits Required

No permits are required at this time to conduct the proposed exploration.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

As the property is adjacent to La Josefina, similar conditions exist.  The project is located in the Deseado Massif mineral district in the north-central part of Santa Cruz province, the southernmost of several Argentine provinces comprising a vast, sparsely-populated, steppe-like region of South America known as Patagonia. The nearest town to the project is Gobernador Gregores (population 2,500), about 110 kilometers to the southwest. The nearest Atlantic coastal town is Puerto San Julián (population 6,800), 190 kilometers to the southeast. The project is reached by driving east from Gobernador Gregores for 40 km on gravel Provincial Route 25 – or west from Puerto San Julián for 170 km on the same road – and then north on gravel Provincial Route 12 for 110 km. Provincial Route 12 crosses the edge of the project and continues another 240 kilometers north to the oil town of Pico Truncado (population 16,500) in the northeastern part of the province.

The provincial gravel roads are generally accessible via two-wheel drive vehicles in dry weather but can become slippery or cannot be used for short periods when wet, so four wheel drive vehicles are sometimes required to access the project. Gobernador Gregores and Puerto San Julián are both served by fixed wing flights two or three times per week, to and from Comodoro Rivadavia (population 135,813), an important industrial center and port city. Comodoro Rivadavia lies 428 km north of Puerto San Julián. It can be reached via paved National Route 3, a major coastal highway. Comodoro Rivadavia serves as the region’s major supply center for the booming petroleum and mining industries and is served by several airline daily flights to Buenos Aires and other major cities in Argentina. National Route 3 runs from Buenos Aires on the north to Ushuaia at the southernmost tip of the continent and offers all-weather access to a number of sea ports.

The Patagonia region is classified as a continental steppe-like climate. It is arid, very windy and has two distinct seasons, cold and warm. As Patagonia is located in the southern hemisphere, the cold winter months are from May to September and the warmer summer months are from November to March. The average annual precipitation averages only 200 mm (8 inches), much of which occurs as winter snow. Average monthly temperatures range from 3°C to 14°C, but vary widely depending on elevation. The winds are persistent, cool, dry and gusty, averaging about 36 km/h and directed predominantly to the east-southeast off the Andean Cordillera.

The area is covered by sparse vegetation, consisting mostly of scattered low bushes and grass. In the area the only inhabitants are farm owners and employees. The nearest farms are Los Ventisqueros, Maria Esther, Las Vallas, La Florentina, La Laguna, La Josefina and Piedra Labrada.

The local economy was formerly based largely on sheep herding and marine fishing but in the late-1980s, sheep herding began a steep decline because of the Hudson volcano eruption and a descending economy; for those reasons many of the former large sheep farms are now unoccupied and in disrepair. The prolific sheep herds have since been replaced by overpopulated herds of wild guanacos, ostriches and flamingos (in the playas). One hundred km southeast of the property is the gold-silver epithermal Cerro Vanguardia Mine owned by AngloGold Ashanti Limited and Fomicruz.

Away from the towns and villages in Patagonia there are few power grids and scant telephone service. The many mineral exploration and development camps scattered widely throughout the Deseado Massif typically rely on diesel or gasoline generators for electrical power and satellite phones or radios for communications. Some communities in the region now have wind power generating stations and experimental hydrogen plants (Pico Truncado for example) and it is possible such stations might someday be utilized in mining camps to supplement their power requirements. However, the recent effort by the Santa Cruz Provincial Government to pave the Provincial Route 12, which runs within several kilometers of the project, may also include the construction of a power line which runs along the highway.

Near surface water tables exist on the La Valenciana property.

Manpower is available in the larger communities to serve most exploration or mining operations.

Geology and Mineralization

Geology of La Valenciana Project, within the Deseado Massif, is characterized by abundant middle-to-late Jurassic Age volcanic and volcaniclastic rock units.  The units are dominated by rhyolitic to rhyodacitic ignimbrite flows and lava domes together with subordinate agglomerates, volcanic breccias and tuffs with minor basalts, andesites and volcanic agglomerates intercalated upward with mafic tuffs, conglomerates and sediments.  Faults active during the period of intense Jurassic extension and volcanism generally trend NNW-SSE and form a series of grabens, and horst blocks.

Since Jurassic time, the rocks have been cut by normal faults of several different orientations, but have undergone only a moderate amount of compression.  In general, the Jurassic rocks remain relatively undeformed and remain flat to gently dipping, except locally where close to faults, volcanic domes or similar features.  Thin Quaternary Age basalt flows conceal about half of the Jurassic Age rocks on the La Valenciana project.

The type of mineralization and alteration styles present across the project area are classified as sulfidation type epithermal deposits.  Gold and silver occur in fissure vein systems localized in structures, often a meter or more wide and hundreds of meters long.  They are comprised of quartz veins, stockworks and breccias, rich in adularia with some calcite, that carry gold, silver, electrum and some sulfides, primarily pyrite with small amounts of base metal sulfides.

The La Valenciana project is without known reserves as defined by SEC industry Guide No. 7.

The exploration targets consist of gold and silver mineralized quartz veins in volcanic host rocks. Current work is conducted on the La Josefina and La Valenciana claim blocks. La Josefina includes four major vein systems while La Valenciana harbors three.  A total of more than 900 trenches and drillholes have been drilled with approximately 40,000 assayed samples. Higher gold values exceed 100 g/tone and higher silver values are above 1,000 g/t. Veins are formed by upward fluid migration and are therefore typically open to depth.

There is no geophysics.  Geochemistry is conducted through ICP analysis (35+ elements) of all field and drill-hole samples.  Even if no elevated precious metal grades are encountered this trace element analysis can still expose possible trends which often preclude gold and silver mineralization.

History

Several historical exploration programs, consisting of trenching, mapping and drilling by Fomicruz carried out from 1994 to 2000 and air geophysics including gamma spectrometry from 1996 to 1998, have taken place to date at La Valenciana, with the most recent exploration being conducted by CCSA. Initially, the La Valenciana property was excluded from our exploration agreement with Eldorado Gold.  This property was made subject to the exploration agreement with Eldorado Gold on May 7, 2013, an agreement later terminated by Eldorado in July 2013.

In 2014, CCSA conducted a shallow Diamond drilling campaign on the La Valenciana project.  This was the first drill program undertaken by the Company at La Valenciana and consisted of 42 holes totaling 3,000 meters, designed to partially test four separate targets: Principal, 19 holes totaling 1,135 meters; Valenciana, 6 holes totaling 438 meters; Rosario, 7 holes totaling 521 meters; and Florentina, 10 holes totaling 726 meters.  Detailed results of the La Valenciana drilling program are included in the Company’s website, www.huntmining.com.

The Company has been actively pursuing a new exploration partner for the La Valenciana project, as of the date of this filing these discussions are still in process.

Drilling is currently planned on both La Josefina and La Valenciana with approximately 10 to 15 holes each.  Exploration will be funded through closely held insider investments and/or loans.

Current negotiations with third parties for advanced exploration of mineable targets including definition drilling, excavation methods, and metallurgy to determine recoveries. The corporation intends to invest approximately $1,100,000 on the Company's ongoing exploration and development on the La Josefina and La Valenciana Projects located in Santa Cruz, Argentina in 2015. More specifically, the Corporation would use: (i) $ 700,000 for advance development and exploration needed to develop drilling targets: geologic mapping, surface geochemical surveys, (chip/channel/trench) sample collection, assaying and +/- geophysical surveys; (ii) $330,000 to complete claims maintenance, surface leases, national and provincial taxes, permits and fees; and (iii) up to $70,000 on general and administrative expenses.

            Personnel

•
Danilo Silva;    General Manager of Hunt’s Argentina Subsidiary – Has served as a Senior Geologist and Project Manager with Yamana Resources and Buenaventura mining companies in his homeland of Argentina, and as general manager for Platero Resources

•	Vicente Sanchez; Exploration Manager – Professional Geologist from Argentina who leads all Hunt’s Argentinean geologic crews

•	Mariano Ibaldi; Exploration Data Management – Professional Geologist who is meticulous in his documentation and analysis of data collected from all forms of sampling

•	Jorge Garay; Exploration Geologist – Senior Geologist and Project Manager with tremendous exploration experience in Santa Cruz

•	Klaus Triebel; Resource Estimation, Mine Planning & Pit Design – Most recently with Coeur as Manager – Resource Estimation, Mr. Triebel is a Senior Mine Geologist and Engineer

•	Martin Fromm; Consultant – Mine Management – Mining Engineer from Argentina, recently a Project Manager for Patagonia Gold S.A. at their Capa Oeste and Lomada mines

Bajo Pobré Property

The Bajo Pobré property covers 3,190 hectares and is mainly on the Estancia Bajo Pobré. The property is located 90 kilometers south of the town of Las Heras.

In January, 2006, CCSA signed a letter of intent with FK Minera S.A., an arm’s length party to CCSA and CCSA’s former parent corporation, to acquire a 100% interest in the Bajo Pobré property, a gold exploration property located in Santa Cruz province, Argentina.  On March 27, 2007 CCSA signed a definitive lease purchase agreement with FK Minera to acquire the Bajo Pobré property.  Pursuant to this agreement, CCSA can earn up to a 100% equity interest in the Bajo Pobré property by making cash payments and exploration expenditures over a 5 year earn-in period.

The required expenditures and ownership levels upon meeting those requirements are:

Year of the Agreement	Payment to FK Minera S.A.	Exploration Expenditures	Ownership
First Year (2007)	US$50,000	US$250,000	0%
Second Year (2008)	US$30,000	US$250,000	0%
Third Year (2009)	US$50,000	$0	51%
Fourth Year (2010)	US$50,000	$0	60%
Fifth Year (2011)	US$50,000	$0	100%

The Company has completed all lease payments to FK Minera S.A., the owner of the Bajo Pobré property.  The parties to the contract have finalized an amendment to the contract terms and therefore the Company’s ability to retain rights to explore the Bajo Pobré property is affirmed.  As part of the amendment, the Company’s obligation of exploration expenditures has been waived by FK Minera S.A., thus affirming the Company’s right to ownership.

Royalties

If CCSA is able to commence commercial production on the Bajo Pobré property, CCSA shall pay FK Minera S.A. the greater of a 1% Net Smelter Royalty (“NSR”) on commercial production or US$100,000 per year.  CCSA has the option to purchase the NSR for a lump sum payment of US$1,000,000 less the sum of all royalty payments made to FK Minera S.A. to that point.

Environmental Liabilities

There are no known environmental liabilities associated with the Bajo Pobré Property.

Permits Required

No permits are required at this time to conduct the proposed exploration.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project is located in the Deseado Massif mineral district in the north-central part of Santa Cruz province, the southernmost of several Argentine provinces comprising a vast, sparsely-populated, steppe-like region of South America known as Patagonia. The project is located about 70 kilometers north of the La Josefina project.  The nearest town to the project is Las Heras, about 90 kilometers to the north. The nearest Atlantic coastal town is Caleta Olivia, approximately 180 kilometers to the north.  The project is reached by driving southwest from Pico Truncado for approximately 50 km on gravel Provincial Route 12 and then traveling on an unimproved gravel road.

The provincial gravel roads are generally accessible via two-wheel drive vehicles in dry weather but can become slippery or cannot be used for short periods when wet, so four wheel drive vehicles are sometimes required to access the project. Gobernador Gregores and Puerto San Julián are both served by fixed wing flights two or three times per week, to and from Comodoro Rivadavia (population 135,813), an important industrial center and port city. Comodoro Rivadavia lies 428 km north of Puerto San Julián. It can be reached via paved National Route 3, a major coastal highway. Comodoro Rivadavia serves as the region’s major supply center for the booming petroleum and mining industries and is served by several airline daily flights to Buenos Aires and other major cities in Argentina. National Route 3 runs from Buenos Aires on the north to Ushuaia at the southernmost tip of the continent and offers all-weather access to a number of sea ports.

The Patagonia region is classified as a continental steppe-like climate. It is arid, very windy and has two distinct seasons, cold and warm. As Patagonia is located in the southern hemisphere, the cold winter months are from May to September and the warmer summer months are from November to March. The average annual precipitation averages only 200 mm (8 inches), much of which occurs as winter snow. Average monthly temperatures range from 3°C to 14°C, but vary widely depending on elevation. The winds are persistent, cool, dry and gusty, averaging about 36 km/h and directed predominantly to the east-southeast off the Andean Cordillera.

The area is covered by sparse vegetation, consisting mostly of scattered low bushes and grass. In the area the only inhabitants are farm owners and employees. The nearest farms are Los Ventisqueros, Maria Esther, Las Vallas, La Florentina, La Laguna, La Josefina and Piedra Labrada.

The local economy was formerly based largely on sheep herding and marine fishing but in the late-1980s, sheep herding began a steep decline because of the Hudson volcano eruption and a descending economy; for those reasons many of the former large sheep farms are now unoccupied and in disrepair. The prolific sheep herds have since been replaced by overpopulated herds of wild guanacos, ostriches and flamingos (in the playas). One hundred km southeast of the property is the gold-silver epithermal Cerro Vanguardia Mine owned by AngloGold Ashanti Limited and Fomicruz.

Away from the towns and villages in Patagonia there are few power grids and scant telephone service. The many mineral exploration and development camps scattered widely throughout the Deseado Massif typically rely on diesel or gasoline generators for electrical power and satellite phones or radios for communications. Some communities in the region now have wind power generating stations and experimental hydrogen plants (Pico Truncado for example) and it is possible such stations might someday be utilized in mining camps to supplement their power requirements. However, the recent effort by the Santa Cruz Provincial Government to pave the Provincial Route 12, which runs within several kilometers of the project, may also include the construction of a power line which runs along the highway.

Manpower is available in the larger communities to serve most exploration or mining operations.

Geology and Mineralization

The Bajo Pobré project comprises an extensive low sulphidation epithermal gold/silver vein and stock work system located in the North-central region of the Deseado Massif in Santa Cruz Argentina. The known extent of the Bajo Pobré gold system encompasses more than 12 kilometers of exposed vein strike within a 5 square kilometer area of intense hydrothermal alteration.  The main vein system generally trends northeast and is comprised of at least five outcropping sub-parallel structures, varying between 1 and 10 meters in width, with an average outcrop width of 3 meters. These sub parallel veins converge on a hill which shows extensive stockwork, strong silicification, acid leaching and argillic alteration.  The mineralization is hosted within permeable dacitic to andesitic tuffaceous rocks of the Jurassic age Bajo Pobré Formation.

The Company’s Bajo Pobré project does not have any known reserves, and the property does not have any processing infrastructure or equipment on site.  There are no power generation facilities on the property, and if it was to become a mine a power generation facility would have to be built or power lines would have to be run to the project.  The property does have access to a good water supply that can be utilized for both drilling and processing should it become a mine.

The Bajo Pobré project is without known reserves as defined by SEC industry Guide No. 7.

History

The Bajo Pobré property was discovered in 1970 and has been worked intermittently by several government entities and private companies.  However, serious exploration was not initiated until the mid- 90’s with detailed geologic mapping and surface sampling.  Assays from this sampling yielded up to 40 grams per ton gold.  Drill targets identified from surface sampling were augmented in 2002 with additional targets derived from geophysical surveys.  In 2003 and 2004, the property saw a limited amount of exploration drilling which tested a small portion of these targets.  The specific work that was conducted from 1996 to 2004 included 62 line kilometers of IP/resistivity geophysical surveys, the emplacement and sampling of 40 trenches totaling 2,500 meters, more than 1000 surface chip and channel samples and 12 widely spaced shallow drill holes.

The Company has conducted cursory reconnaissance on the Bajo Pobré property.  The Bajo Pobré property was included in our exploration agreement with Eldorado Gold, an agreement later terminated by Eldorado in July 2013.

Mineral Exploration Activity - Bajo Pobré

The Company completed detailed geological mapping, surface soil sampling and advanced drill targeting during 2012 on the Bajo Pobré project.  The Company did not carry out any exploration work on the Bajo Pobré project in 2013 or 2014.

Total costs incurred to date are approximately US$1.5 million.

There are no current detailed plans to conduct exploration on the property.

El Gateado Property

In March, 2006, CCSA acquired the right to conduct exploration on, through a claims staking process, the El Gateado property for a period of at least 1,000 days, commencing after the Argentine Government issues a formal claim notice, and retain 100% ownership of any mineral deposit found within.

We have not yet received a formal claim notice pertaining to the El Gateado property. Should a mineral deposit be discovered, CCSA has the exclusive option to file for mining rights on the property.  The surface rights of our El Gateado claim are held by the following Ranches, Estancia Los Ventisqueros, Estancia La Primavera, Estancia La Virginia and Estancia Piedra Labrada.  The El Gateado claims are filed with the government of Argentina under file #406.776/DPS/06.

The El Gateado project is without known reserves as defined by SEC industry Guide No. 7.

El Gateado is a 10,000 hectare exploration concession filed with the Santa Cruz Provincial mining authority. The El Gateado property is located in the north-central part of Santa Cruz province, contiguous to La Josefina on the east.

Environmental Liabilities

There are no known environmental liabilities associated with the El Gateado Property.

Permits Required

No permits are required at this time to conduct the proposed exploration.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

As the property is adjacent to La Josefina, similar conditions exist.  The project is located in the Deseado Massif mineral district in the north-central part of Santa Cruz province, the southernmost of several Argentine provinces comprising a vast, sparsely-populated, steppe-like region of South America known as Patagonia. The nearest town to the project is Gobernador Gregores (population 2,500), about 110 kilometers to the southwest. The nearest Atlantic coastal town is Puerto San Julián (population 6,800), 190 kilometers to the southeast. The project is reached by driving east from Gobernador Gregores for 40 km on gravel Provincial Route 25 – or west from Puerto San Julián for 170 km on the same road – and then north on gravel Provincial Route 12 for 110 km. Provincial Route 12 crosses the edge of the project and continues another 240 kilometers north to the oil town of Pico Truncado (population 16,500) in the northeastern part of the province.

The provincial gravel roads are generally accessible via two-wheel drive vehicles in dry weather but can become slippery or cannot be used for short periods when wet, so four wheel drive vehicles are sometimes required to access the project. Gobernador Gregores and Puerto San Julián are both served by fixed wing flights two or three times per week, to and from Comodoro Rivadavia (population 135,813), an important industrial center and port city. Comodoro Rivadavia lies 428 km north of Puerto San Julián. It can be reached via paved National Route 3, a major coastal highway. Comodoro Rivadavia serves as the region’s major supply center for the booming petroleum and mining industries and is served by several airline daily flights to Buenos Aires and other major cities in Argentina. National Route 3 runs from Buenos Aires on the north to Ushuaia at the southernmost tip of the continent and offers all-weather access to a number of sea ports.

The Patagonia region is classified as a continental steppe-like climate. It is arid, very windy and has two distinct seasons, cold and warm. As Patagonia is located in the southern hemisphere, the cold winter months are from May to September and the warmer summer months are from November to March. The average annual precipitation averages only 200 mm (8 inches), much of which occurs as winter snow. Average monthly temperatures range from 3°C to 14°C, but vary widely depending on elevation. The winds are persistent, cool, dry and gusty, averaging about 36 km/h and directed predominantly to the east-southeast off the Andean Cordillera.

The area is covered by sparse vegetation, consisting mostly of scattered low bushes and grass. In the area the only inhabitants are farm owners and employees. The nearest farms are Los Ventisqueros, Maria Esther, Las Vallas, La Florentina, La Laguna, La Josefina and Piedra Labrada.

The local economy was formerly based largely on sheep herding and marine fishing but in the late-1980s, sheep herding began a steep decline because of the Hudson volcano eruption and a descending economy; for those reasons many of the former large sheep farms are now unoccupied and in disrepair. The prolific sheep herds have since been replaced by overpopulated herds of wild guanacos, ostriches and flamingos (in the playas). One hundred km southeast of the property is the gold-silver epithermal Cerro Vanguardia Mine owned by AngloGold Ashanti Limited and Fomicruz.

Away from the towns and villages in Patagonia there are few power grids and scant telephone service. The many mineral exploration and development camps scattered widely throughout the Deseado Massif typically rely on diesel or gasoline generators for electrical power and satellite phones or radios for communications. Some communities in the region now have wind power generating stations and experimental hydrogen plants (Pico Truncado for example) and it is possible such stations might someday be utilized in mining camps to supplement their power requirements. However, the recent effort by the Santa Cruz Provincial Government to pave the Provincial Route 12, which runs within several kilometers of the project, may also include the construction of a power line which runs along the highway.

Manpower is available in the larger communities to serve most exploration or mining operations.

The El Gateado property shares the same general geology as all of the other Santa Cruz properties controlled by the Company.  The gold-silver mineralization found at El Gateoado is hosted by rhyolitic volcanics of the Chon Aike Formation, which is the host for most other mineral occurrences found throughout the Deseado Massif.  The type of mineralization and alteration observed can be characterized as low sulfidation, epithermal in style.  Gold and silver occur in fissure vein systems localized by structures, often more than a meter wide and variable in length. They are comprised of veins, stockworks and breccias, rich in silica with some calcite.  The majority of the exposed veins seen on the property are steeply-dipping to sub-vertical.  The textures and other characteristics reported for these veins are indicative of high-level systems.  This suggests gold-silver mineralization in the veins should extend well below the depths tested by the drilling done to date.

The El Gateado property does not have any processing facilities or equipment.  The property has water available on site for drilling and processing if it was to become a mine after successful exploration, which cannot be assured.

The property does not have access to power, so power generation facilities would either have to be developed on site or power lines would have to be run to the project.  At this early stage, the Company has not fully estimated what this would cost. The El Gateado property, being early stage, does not have any known reserves and the work has been exploratory in nature.

History

No known exploration had taken place at El Gateado prior to the work completed by CCSA from 2006 to 2011. During that time CCSA conducted an exploration program consisting of surface channel outcrop sampling, trenching, geological mapping, topographic surveying and more than 3,500 meters of diamond core drilling.

Mineral Exploration Activity - El Gateado

CCSA began field reconnaissance work on the El Gateado property in 2006 with the completion of a topographic survey, base map generation, and a staked grid. In late 2006 and early 2007, CCSA drilled 13 holes on the El Gateado property.  Results of this drilling program, based on assay results over 1 g/t Au, were as follows (and are included in the Company’s Filing Statement dated November 30, 2009, as filed on SEDAR on December 3, 2009):

Hole	From (m)	To (m)	Length (m)	Au (g/t)
GAT-DDH06 001	146.6	147.4	0.80	11.70
GAT-DDH06 001	140.2	140.8	0.60	8.24
GAT-DDH06 001	142.5	143.2	0.70	6.50
GAT-DDH06 001	144.0	145.0	1.00	4.78
GAT-DDH06 001	141.4	142.0	0.60	3.92
GAT-DDH06 001	145.0	145.8	0.80	3.82
GAT-DDH06 001	139.7	140.2	0.50	3.76

Hole	From (m)	To (m)	Length (m)	Au (g/t)
GAT-DDH06-006	21.0	22.5	1.50	3.64
GAT-DDH06 001	139.2	139.7	0.50	3.03
GAT-DDH06 001	143.2	144.0	0.80	2.92
GAT-DDH07-007	33.0	33.5	0.50	2.61
GAT-DDH06 001	140.8	141.4	0.60	2.52
GAT-DDH06 001	137.7	138.7	1.00	2.39
GAT-DDH07-008	58.6	59.5	0.90	2.33
GAT-DDH06 001	145.8	146.6	0.80	1.89
GAT-DDH07-008	55.4	55.9	0.50	1.77
GAT-DDH07-008	57.2	58.0	0.80	1.34
GAT-DDH07-012	9.0	9.5	0.50	1.32
GAT-DDH06-003	36.7	37.5	0.76	1.30
GAT-DDH07-013	10.0	11.0	1.00	1.29
GAT-DDH07-012	35.0	36.0	1.00	1.08
GAT-DDH06-004	67.0	68.0	1.00	1.07
GAT-DDH07-007	32.0	32.6	0.50	1.07
GAT-DDH06-004	16.0	17.0	1.00	1.01

CCSA incurred approximately US$706,000 in exploration expenses on the initial El Gateado drilling program. CCSA’s management conducted all exploration processes except for drilling, which was conducted by an independent Argentine drilling contractor. All assay results above were based on assay work performed by an independent assay laboratory.

CCSA was encouraged by these drilling results.  However, we did not conduct any exploration activity on the El Gateado property in 2008, 2009 or 2010.

In the first quarter of 2011, CCSA prepared roads and drill pads at El Gateado.  Our Company has spent approximately $50,000 on this infrastructure work.  During 2011, the Company completed 2,358 meters of drilling on the El Gateado property.

The Company did not carry out any exploration work on the El Gateado project in 2012, 2013 or 2014.

Total costs incurred to date are approximately US$1.5 million.

There are no current detailed plans to conduct exploration on the property.

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

F.	Contractual Obligations

The following table lists as of December 31, 2014 information with respect to the Company’s known contractual obligations.

Contractual obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under IFRS	125,000(1)	-	-	-	125,000
Loan Payable Reflected on the Registrant’s Balance Sheet under IFRS	82,069(2)	-	82,069	-	-
Total	207,069	-	82,069	-	125,000

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

Officer
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

The following tables set forth the reported high and low closing bid prices on the TSXV for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2014 fiscal year, and (c) for each of the six months from October 2014 to March 2015:

High and Low Price for the Five Most Recent Fiscal Years
	TSXV (CAD$)
Fiscal Year ended December 31	High	Low
2014	$0.05	$0.01
2013	$0.16	$0.01
2012	$0.36	$0.07
2011	$0.67	$0.19
2010	$0.65	$0.28

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2015
	TSXV (CAD$)
Period Ended	High	Low
March 31, 2015	$0.04	$0.01
December 31, 2014	$0.03	$0.01
September 30, 2014	$0.04	$0.03
June 30, 2014	$0.04	$0.02
March 31, 2014	$0.05	$0.02
December 31, 2013	$0.04	$0.01
September 30, 2013	$0.05	$0.03
June 30, 2013	$0.08	$0.04
March 31, 2013	$0.16	$0.06

High and Low Prices for the Most Recent Six Months
	TSXV (CAD$)
Period	High	Low
March 2015	$0.03	$0.02
February 2015	$0.04	$0.01
January 2015	$0.02	$0.01
December 31, 2014	$0.02	$0.01
November 30, 2014	$0.02	$0.02
October 31, 2014	$0.03	$0.02

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

During the Company’s three most recent fiscal years and any subsequent interim period preceding such resignation, there were no disagreements with MNP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, in not resolved to the satisfaction of MNP, would have caused it to make reference to the subject matter of the disagreements in connection with its report.  None of the following events occurred within the Company’s two most recent fiscal years and any subsequent interim period preceding MNP’s resignation:

(A)	MNP advised the Company that the internal controls necessary for the Company to develop reliable financial statements did not exist;

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

Years Ended December 31, 2014 and 2013
Independent Auditors’ Report
Consolidated Statements of Financial Position
Consolidated Statements of Loss and Comprehensive Loss
Consolidated Statement of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

Years Ended December 31, 2013 and 2012
Independent Auditors’ Report
Consolidated Statements of Financial Position
Consolidated Statements of Loss and Comprehensive Loss
Consolidated Statement of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

Item 19.  Exhibits

Exhibit Number                                Name

1(1)	Articles of Hunt Mining Corp.
8(2)	List of Subsidiaries
12.1(3)	Certification of the Principal Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2(3)	Certification of the Principal Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1(3)	Certification of the Principal Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(3)	Certification of the Principal Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter from MNP LLP to the US Securities and Exchange Commission dated July 31, 2015

(1)	Incorporated by reference to Exhibit 3.1 to Hunt Mining Corp.’s registration statement on Form F-1/A-3, filed with the SEC on March 31, 2014.
(2)	See Item 4.C., Organizational Structure, herein.
(3)	Previously filed as an exhibit to Hunt Mining Corp.’s annual report on Form 20-F, filed with the SEC on May 1, 2015.

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

(signed) Tim Hunt President and Chief Executive Officer	(signed) Bob Little Chief Financial Officer
Spokane, Washington April 30, 2015

Crowe MacKay LLP
Member Crowe Horwath International

Elveden House
1700, 717- 7 Avenue SW
Calgary, AB T2P 0Z3
+1.403.294.9292 Tel
+1.403.294.9262 Fax
+1.866.599.9292 Toll Free
www.crowemackay.ca

Other Matter

The financial statements for Hunt Mining Corp. as at and for the year ended December 31, 2013 were audited by another auditor who expressed an unmodified opinion on those financial statements on April 30, 2014.

Crowe MacKay LLP

Chartered Accountants

April 30, 2015
Calgary, Canada

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

April 4, 2014
Risk free interest rate Expected volatility	1.52% 186.86%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	36.79%

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

April 23, 2013
Risk free interest rate Expected volatility	1.13% 143.19%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	2.80%

c)	Warrants:

	December 31, 2014		December 31, 2013
	Number of warrants	Weighted Average Price	Number of warrants	Weighted Average Price
Balance, beginning of year	-	-	29,997,404	$0.48
Warrants (Note 10(a))	25,000,000	$0.05	-	-
Expiration of warrants	-	-	(25,481,450)	$0.65
Expiration of broker warrants	-	-	(4,515,954)	$0.45
Balance, end of year	25,000,000	$0.05	-	$0.00

11.         Contributed Surplus

	December 31, 2014	December 31, 2013
Balance, beginning of year	$ 9,358,217	$ 3,491,659
Expiry of warrants	-	5,860,183
Share based compensation	57,970	6,375
Balance, end of year	$ 9,416,187	$ 9,358,217

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

Balance at December 31, 2012	$ 682,074
Change	(117,322)
Discount and accretion	(16,076)
Balance at December 31, 2013	$ 548,676
Change	32,341
Discount and accretion	(23,537)
Balance at December 31, 2014	$ 557,480

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

15.    Income Taxes

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The differences between the “expected” income tax expenses and the actual income tax provision are summarized as follows:

	December 31, 2014	December 31, 2013
Loss before income taxes	$(3,229,683)	$(2,450,830)
Expected income tax recovery at 25.0% (2012 – 25.0%)	(807,000)	(612,707)
Non-deductible items and other	5,000	1,955
Share based compensation	15,000	1,594
Change in prior year estimates	157,000	376,728
Tax rate differences (mostly comprised of difference from effective Argentina tax rate of 35% and effective United States tax rate of 34%)	(285,000)	(460,387)
Foreign exchange	3,700,109	3,641,715
Change in deferred tax assets not recognized	(2,758,109)	(2,719,640)
Total income taxes	$ 72,471	$ 229,258

The components of the deferred tax asset are as follows:

	December 31, 2014	December 31, 2013
Canada
Share issuance costs	$218,000	$272,165
Unrealized foreign exchange gain	(148,517)	(148,517)
Non-capital losses available for future periods	420,000	285,289
Deferred tax assets not recognized	(489,483)	(408,937)
Canada deferred tax asset	$ -	$ -
Argentina
Property and equipment	$ -	$3,215,830
VAT receivable	300,000	299,107
Non-capital losses available for future periods	1,625,000	31,321
Contingency accrual and other	35,000	1,464,767
Deferred tax assets not recognized	(1,960,000)	(5,011,025)
Argentina deferred tax asset	$ -	$ -
United States
Property and equipment	$16,000	$12,780
Non-capital losses available for future periods	1,247,000	1,037,850
Deferred tax assets not recognized	(1,263,000)	(1,050,630)
United States deferred tax asset	$ -	$ -
Total deferred tax asset	$ -	$ -

As at December 31, 2014, the Company has, for tax purposes, non-capital losses available to carry forward to future years totaling $9,989,292 (2013 - $8,110,260).

The non-capital loss carry-forwards reflected above expire as follows:

Year of Expiry	Canada	Argentina	United States	Total
2016	-	239,129	-	239,129
2017	-	684,812	-	684,812
2018	-	2,622,985	-	2,622,985
2029	-	1,095,091	480,811	1,575,902

2030	-	-	267,889	267,889
2031	1,141,156	-	255,155	1,396,311
2032	-	-	1,147,066	1,147,066
2033	-	-	901,583	901,583
2034	538,356	-	615,259	1,153,615
Total	$ 1,679,512	$ 4,642,017	$ 3,667,763	$9,989,292

As at December 31, 2014, the MPIT available for future periods is as follows:

Generation year	Amount	Expiration year
2011	$45,642	2020
2012	$117,838	2021
2013	$105,776	2022
2014	$125,646	2023
Total	$394,902

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

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management, including the Executive Chairman and Chief Executive Officer, the Chief Financial Officer, a Director of the Company, the President of CCSA and a Director of CCSA, is as follows:

	Years Ended
	December 31, 2014	December 31, 2013
Salaries and benefits	197,188	$540,845
Consulting fee	161,734	297,812
Share based compensation	53,400	5,580
	$412,322	844,237

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

Fair value

As at December 31, 2014, there were no changes in the levels in comparison to December 31, 2013.  The fair values of financial instruments are summarized as follows:

	December 31, 2014		December 31, 2013
Financial Assets	Carrying amount	Fair value	Carrying amount	Fair value
FVTPL	$	$	$	$
Cash and equivalents (Level 1)	115,246	115,246	2,364,062	2,364,062

Available for sale
Performance bond (Level 1)	336, 850	336,850	340,183	340,183
Marketable securities (Level 1)	-	-

Loans and receivables
Accounts receivable	69,554	69,554	121,084	121,084

Financial Liabilities

Other financial liabilities
Accounts payable and accrued liabilities	729,691	729,691	274,364	274,364

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

As at December 31, 2014, the following are denominated in US dollars:

Cash and equivalents	$1,576
Accounts payable and accrued liabilities	$149,778

As at December 31, 2014, the following are denominated in Argentine Pesos:
Cash and equivalents	$11,117
Marketable securities	$-
Performance bond	$336,850
Accounts receivable	$61,560
Other credits	$95,966
Accounts payable and accrued liabilities	$486,202

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

Audited Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2013 and 2012

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

MNP LLP, an independent firm of Chartered Accountants, is appointed by the Shareholders to audit the consolidated financial statements and report directly to them; their report follows.  The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

(signed)	(signed)
Tim Hunt	Bob Little
President and Chief Executive Officer	Chief Financial Officer

Spokane, Washington
April 30, 2014

Independent Auditors’ Report
To the Shareholders of Hunt Mining Corp.:

We have audited the accompanying consolidated financial statements of Hunt Mining Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

We believe that the audit evidence we have obtained during our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hunt Mining Corp. and its subsidiaries as at December 31, 2013 and 2012, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter - Going Concern
Without qualifying our opinion, we draw attention to Note 3 in the consolidated financial statements which indicates that Hunt Mining Corp. has had minimal revenues and has accumulated losses of $31,176,283. These conditions indicate the existence of substantial doubt on Hunt Mining Corp.’s ability to continue as a going concern.

April 30, 2014
Calgary, Alberta

                 Chartered Accountants

1500, 640 - 5th Avenue SW, Calgary, Alberta T2P 3G4, Phone: (403) 263-3385, 1 (877) 500-0792

Hunt Mining Corp.

Consolidated Financial Statements

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Consolidated Statements of Financial Position
		December 31,	December 31,
	NOTE	2013	2012

CURRENT ASSETS:
Cash and equivalents	7	$2,364,062	$5,220,727
Marketable Securities	8	47,828	-
Accounts receivable		121,084	44,722
Prepaid expenses		26,531	36,031
Deposits receivable	15	-	62,231
Total Current Assets		2,559,505	5,363,711

NON-CURRENT ASSETS:
Property and equipment	9	1,111,759	963,596
Performance bond	12	340,183	285,341
VAT receivable, net of discount	13	548,676	682,074
Deposits receivable	15	-	52,177
Other deposit	18(c)	80,085	-
Minimal presumed income tax receivable		362,559	355,080
Total Non-Current Assets:		2,443,262	2,338,268

TOTAL ASSETS:		$5,002,767	$7,701,979

CURRENT LIABILITIES:
Accounts payable and accrued liabilities		$274,364	$811,016
Taxes payable		317,582	126,080
Total Current Liabilities:		591,946	937,096

NON-CURRENT LIABILITIES:
Provision	18(c)	125,000	125,000
Total Non-Current Liabilities:		125,000	125,000

TOTAL LIABILITIES:		$716,946	$1,062,096

SHAREHOLDERS' EQUITY:
Preferred shares	10	$-	$177,417
Share capital	10	26,062,481	25,885,064
Contributed surplus	11	9,358,217	3,491,659
Warrants	10	-	5,860,183
Deficit		(31,176,283)	(28,496,195)
Accumulated other comprehensive income (loss)		41,406	(278,245)
Total Shareholders' Equity:		$4,285,821	$6,639,883
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:		$5,002,767	$7,701,979

Going Concern (Note 3)
Subsequent Events (Note 20)
Commitments and Provision (Note 18)

Approved on behalf of the Board of Directors

Signed "Tim Hunt"

Signed "Alan Chan"

The accompanying notes are an integral part of these consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Consolidated Statements of Loss and Comprehensive Loss
		Years ended December 31,
	NOTE	2013	2012

REVENUE:
Operator's Fee		$107,797	$125,655

OPERATING EXPENSES:
Professional fees		508,288	733,377
Directors fees		108,690	121,163
Exploration expenses		667,796	594,904
Travel expenses		272,242	365,332
Administrative and office expenses		575,466	1,000,442
Payroll expenses		1,871,466	2,144,767
Share based compensation	11	6,375	331,833
Banking charges		59,564	49,205
Depreciation	9	302,516	224,472
Cost recovery		(1,790,032)	(1,795,066)

Total operating expenses:		2,582,371	3,770,429

OTHER INCOME/(EXPENSE):
Interest income		49,626	67,708
Miscellaneous income	8;18(f)	455,669	200,000
VAT discount and accretion	13	(16,076)	(616,331)
Loss on foreign exchange		(465,475)	(184,558)
Gain on disposal of property and equipment		-	33,977

Total other income:		23,744	(499,204)

LOSS - before income tax		(2,450,830)	(4,143,978)

Income taxes	14	(229,258)	(28,104)

NET LOSS FOR THE YEAR		$(2,680,088)	$(4,172,082)

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to net loss
Change in value of performance bond	12	54,842	57,745
Translation of foreign operations into Canadian dollar presentation		264,809	(206,472)

TOTAL NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR:		$(2,360,437)	$(4,320,809)

Weighted average shares outstanding - basic and diluted		115,773,866	100,613,330

NET LOSS PER SHARE - BASIC AND DILUTED:		$(0.02)	$(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Consolidated Statement of Changes in Shareholders' Equity

			Accumulated
			Other
			Comprehensive	Contributed
	Share Capital	Deficit	Loss	Surplus	Warrants	Preferred Shares	Total

Balance - January 1, 2012	$25,885,064	$(24,324,113)	$(129,518)	$3,159,826	$5,860,183	$177,417	$10,628,859

Net Loss	-	(4,172,082)	-	-	-	-	(4,172,082)

Other comprehensive loss	-	-	(148,727)	-	-	-	(148,727)
Share based compensation	-	-	-	331,833	-	-	331,833
Balance - December 31, 2012	$25,885,064	$(28,496,195)	$(278,245)	$3,491,659	$5,860,183	$177,417	$6,639,883

Balance - January 1, 2013	$25,885,064	$(28,496,195)	$(278,245)	$3,491,659	$5,860,183	$177,417	$6,639,883

Net Loss	-	(2,680,088)	-	-	-	-	(2,680,088)

Other comprehensive income	-	-	319,651	-	-	-	319,651
Share based compensation	-	-	-	6,375	-	-	6,375
Conversion of preferred shares to common shares	177,417	-	-	-	-	(177,417)	-
Expiry of warrants	-	-	-	5,860,183	(5,860,183)	-	-
Balance - December 31, 2013	$26,062,481	$(31,176,283)	$41,406	$9,358,217	$-	$-	$4,285,821

The accompanying notes are an integral part of these consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Consolidated Statements of Cash Flows

		Years ended December 31,
	NOTE	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$ (2,680,088)	$ (4,172,082)
Items not affecting cash
Depreciation	9	302,516	224,472
Deferred tax recovery		(148,517)	-
Loss (gain) of foreign exchange		(156,394)	6,397
Share based compensation	11	6,375	331,833
Gain on disposal of property and equipment		-	(33,977)
Unrealized gain on marketable securities	8	(1,599)
Realized gain on marketable securities	8	(3,173)	-

Net change in non-cash working capital items
Decrease in deposits receivable		114,408	42,123
Decrease (increase) in minimum presumed income tax receivable		17,784	(167,464)
Decrease in VAT receivable		176,524	436,841
Increase in other deposit		(77,157)	-
Decrease (increase) in accounts receivable		(71,407)	19,506
Decrease in prepaid expenses		10,002	9,760
Increase (decrease) in accounts payable and accrued liabilities		(562,097)	304,025
Increase (decrease) in taxes payable		175,627	(93,353)
	Net cash used in operating activities	(2,897,196)	(3,091,919)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	9	(18,718)	(535,747)
Proceeds on sale of property and equipment		-	57,201
Purchases of marketable securities		(358,799)	-
Redemption of marketable securities		315,743	-
	Net cash used in investing activities	(61,774)	(478,546)

NET DECREASE IN CASH AND EQUIVALENTS:		$ (2,958,970)	$ (3,570,465)

CHANGE DUE TO FOREIGN EXCHANGE		102,305	(48,808)

CASH AND EQUIVALENTS, BEGINNING OF YEAR:		5,220,727	8,840,000

CASH AND EQUIVALENTS, END OF YEAR:		$ 2,364,062	$ 5,220,727

Cash and cash equivalents consist of:
Cash		614,062	1,220,727
Term deposits (less than 90 days)		1,750,000	4,000,000
		2,364,062	5,220,727

SUPPLEMENTAL CASH FLOW INFORMATION

Taxes paid		(396,800)	(33,974)
Interest received		32,164	50,127

The accompanying notes are an integral part of these consolidated financial statements.

1.	Nature of Business

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

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and share based compensation measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

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

These consolidated financial statements were authorized for issue on April 30, 2014 by the Board of Directors of the Company.

3.    Going Concern

The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. The Company is an exploration stage company and has incurred significant losses since its inception. As shown in these consolidated financial statements, the Company has had minimal revenues and has incurred an accumulated loss of $31,176,283 through December 31, 2013 (2012 - $28,496,195). However, the Company believes it has sufficient cash at December 31, 2013 to fund operations for the next 12 months.

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

(h) Provisions

Provisions are liabilities that are uncertain in timing or amount.  The Company records a provision when and only when:

(iii)	The Company has a present obligation (legal or constructive) as a result of past events;
(iv)	It is probable that an outflow of resources will be required to settle the
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

5.    Standards and amendments to existing standards effective January 1, 2013

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

i)	Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The Company has applied the amendments to IAS 1 titled Presentation of Items of Other Comprehensive Income in the current period. The amendments introduce new terminology for statement of comprehensive income and income statement. Under the amendments to IAS 1, a statement of comprehensive income is renamed as a statement of profit or loss and other comprehensive income and an income statement is renamed as a statement of profit or loss. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the change. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

ii)	Application of new and revised IFRSs on consolidation, joint arrangements, associates and disclosures

The Company has applied the requirements of IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities and IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine in the current period.

The impact of the application of these standards is set out below.

Impact of the application of IFRS 10
IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The application of IFRS 10 has no impact on the Company’s consolidated financial statements as the adoption did not result in a change in the consolidation status of any of the Company’s subsidiaries.

Impact of the application of IFRS 11
IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. The application of IFRS 11 has no impact on the consolidated financial statements as the Company has no interests in joint arrangements.

Impact of the application of IFRS 12
IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in additional disclosures in the Company’s consolidated financial statements.

Impact of the application of IFRIC 20
IFRIC 20 sets out principles for the recognition of production stripping costs in the balance sheet.  The interpretation recognizes that some production stripping in surface mining activity will benefit production in future periods and sets out criteria for capitalizing such costs.  The application of IFRIC 20 has no impact on the consolidated financial statements as the Company is not yet in production.

iii)	Application of IFRS 13 Fair Value Measurement

The Company has applied the requirements of IFRS 13 Fair Value Measurement in the current period. IFRS 13 improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. In general, the application of IFRS 13 has resulted in additional disclosures in the Company’s consolidated financial statements.

Standards issued but not yet effective

The Company has not yet applied the following new standards, interpretations or amendments to standards that have been issued as at December 31, 2013 but are not yet effective. Unless otherwise stated, the Company does not plan to early adopt any of these new or amended standards and interpretations.

IFRS 2 Share-based payment
The amendments to IFRS 2, issued in December 2013 clarify the definition of “vesting conditions”, and separately define a “performance condition” and a “service condition”. A performance condition requires the counterparty to complete a specified period of service and to meet a specified performance target during the service period. A service condition solely requires the counterparty to complete a specified period of service. The amendments are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

IFRS 7 Financial instruments: disclosures and IAS 32 Financial instruments: presentation
Financial assets and financial liabilities may be offset, with the net amount presented in the statement of financial position, only when there is a legally enforceable right to set off and when there is either an intention to settle on a net basis or to realize the asset and settle the liability simultaneously. The amendments to IAS 32, issued in December 2011, clarify the meaning of the offsetting criterion "currently has a legally enforceable right to set off" and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

IFRS 8 Operating segments
The amendments to IFRS 8, issued in December 2013, require an entity to disclose the judgments made by management in applying the aggregation criteria for reportable segments. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014.

IFRS 9 Financial instruments
IFRS 9 was issued in November 2009 as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. The IASB intends to expand IFRS 9 during the intervening period to add new requirements for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment and hedge accounting. The Company is currently assessing the impact of this standard on the consolidated financial statements.

IFRS 10 Consolidated financial statements and IFRS 12 Disclosure of interests in other entities and IAS 27 Separate financial statements
The amendments to IFRS 10, issued in October 2012, introduce a consolidation exception for investment entities. They do this by defining an investment entity and requiring an investment entity to measure subsidiaries at fair value through profit or loss in accordance with IFRS 9 Financial instruments or IAS 39 Financial Instruments: Recognition and measurement. The related amendments to IFRS 12, issued at the same time, require additional disclosure for investment entities. The amendments are effective for annual periods beginning on or after January 1, 2014.

IFRS 13 Fair value measurement
The Company applies the “portfolio exception”. Accordingly, it measures the fair value of financial assets and liabilities, with offsetting positions in market or counterparty credit risk, consistently with how market participants would price the net risk exposure. The amendments to IFRS 13, issued in December 2013, clarify that the portfolio exception applies to all contracts within the scope of IFRS 9 Financial instruments or IAS 39 Financial instruments: Recognition and measurement, regardless of whether they meet the definitions of financial assets or financial liabilities in IAS 32 Financial instruments: Presentation. The amendments are effective for annual periods beginning on or after July 1, 2014.

IAS 16 Property, plant and equipment and IAS 38 Intangible assets
The amendments to IAS 16 and IAS 38, issued in December 2013, clarify how an entity calculates the gross carrying amount and accumulated depreciation when a revaluation is performed. The amendments are effective for annual periods beginning on or after July 1, 2014.

IAS 24 Related party disclosures
The amendments to IAS 24, issued in December 2013, clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014.

IAS 36 Impairment of assets
The amendments to IAS 36, issued in May 2013, require:
•	Disclosure of the recoverable amount of impaired assets; and
•
Additional disclosures about the measurement of the recoverable amount when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount.

The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

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

Share-based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions is done by application of the Black-Scholes option pricing model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the Black-Scholes option pricing model, including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

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

7.    Cash and Equivalents

Cash and equivalents are comprised of the following:

	December 31, 2013	December 31, 2012
Cash	$614,062	$1,220,727
Short-term investments	1,750,000	4,000,000
	$2,364,062	$5,220,727

Short-term investments consist of a $1,750,000 (2012 - $4,000,000) term deposit with an annual interest rate of 1.10% (2012 – 1.10%).  The 2013 term deposit was issued on December 3, 2013 with a maturity date of March 4, 2014.

8.    Marketable Securities

Marketable securities consist of equities in the Buenos Aires stock exchange at December 31, 2013.  The Company purchased 8,400 shares of Tenaris SA.  The Company sold 6,400 shares in December 2013 at a gain of $3,173, which has been recorded as miscellaneous income in the Company’s consolidated statement of loss and comprehensive loss.  Of the 6,400 shares sold, the proceeds from the sale of 3,000 shares, $71,186, were outstanding at December 31, 2013 and recorded as accounts receivable in the Company’s consolidated statement of financial position.  The remaining 2,000 shares were valued at $47,828, representing mark-to-market value at December 31, 2013 and a $1,599 gain in value was recorded as miscellaneous income in the Company’s consolidated statement of loss and comprehensive loss.  Subsequent to December 31, 2013, the Company collected the outstanding accounts receivable of $71,186.

9.    Property and Equipment

	Land	Vehicles and equipment	Total
Cost
Balance at December 31, 2011	$530,227	$613,806	$1,144,033
Additions	-	397,756	397,756
Disposals	-	(134,366)	(134,366)
Foreign exchange movement	(75,693)	25,028	(50,665)
Balance at December 31, 2012	$454,534	$902,224	$1,356,758
Additions	-	18,718	18,718
Foreign exchange movement	304,740	283,810	588,550
Balance at December 31, 2013	$759,274	$1,204,752	$1,964,026

Accumulated amortization
Balance at December 31, 2011	$-	$319,744	$319,744
Depreciation for the year	-	224,472	224,472
Disposals	-	(111,142)	(111,142)
Foreign exchange movement	-	(39,912)	(39,912)
Balance at December 31, 2012	$-	$393,162	$393,162
Depreciation for the period	-	302,516	302,516
Foreign exchange movement	-	156,589	156,589
Balance at December 31, 2013	$-	$852,267	$852,267

Net book value
At December 31, 2012	$454,534	$509,062	$963,596
At December 31, 2013	$759,274	$352,485	$1,111,759

The majority of the Company’s assets are located in Argentina.  The Company owns a 130,000-acre ranch called the La Josefina Estancia, on which the Company’s La Josefina project is located.

The Company also owns small mobile housing units, trucks and additional mechanical equipment to support exploration activities on the Company’s projects, all located in Argentina.

10.       Share Capital

d)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued:

Common Shares

	December 31, 2013		December 31, 2012
	Number	Amount	Number	Amount
Balance, beginning of year	100,613,330	$25,885,064	100,613,330	$25,885,064
Conversion of preferred shares to common shares	20,881,493	177,417	-	-
Balance, end of year	121,494,823	$26,062,481	100,613,330	$25,885,064

Preferred Shares
	December 31, 2013		December 31, 2012
	Number	Amount	Number	Amount
Balance, beginning of year	20,881,493	$177,417	20,881,493	$177,417
Conversion of preferred shares to common shares	(20,881,493)	(177,417)	-	-
Balance, end of year	-	$-	20,881,493	$177,417

Warrants
	December 31, 2013		December 31, 2012
	Number	Amount	Number	Amount
Balance, beginning of year	25,481,450	$5,860,183	25,481,450	$5,860,183
Expiry of warrants	(25,481,450)	(5,860,183)	-	-
Balance, end of year	-	$-	25,481,450	$5,860,183

e)	Stock options:

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

	Range of exercise prices	Number outstanding	Weighted average life (years)	Weighted average exercise price	Number exercisable on December 31, 2013
Stock options	$0.10 - $0.65	6,882,530	1.88	$0.31	6,482,530

		December 31, 2013		December 31, 2012
		Number of options	Weighted Average Price	Number of options	Weighted Average Price
Balance, beginning of year		7,147,470	$0.32	6,570,466	$0.32
Granted to officers and directors		400,000	$0.10	1,250,000	$0.30
Forfeiture of stock options		(527,205)	$0.31	(100,000)	$0.30
Expiration of stock options		(137,735)	$0.30	-	-
Expiration of agent's options		-	-	(572,996)	$0.30
Balance, end of year		6,882,530	$0.31	7,147,470	$0.32

On April 23, 2013, the Company granted 400,000 stock options to certain directors, officers and employees of the Company in accordance with the Company’s stock option plan.  The options are exercisable at a price of $0.10 for a period of five years.  Of these options, 200,000 will vest on April 23, 2014 with the remainder vesting on April 23, 2015.  The associated fair value of the stock options of $13,002 was calculated using the Black-Scholes option pricing model and using the following assumptions:

April 23, 2013
Risk free interest rate	1.13%
Expected volatility	143.19%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	2.80%

On February 27, 2012, the Company granted 1,250,000 stock options to certain directors, officers and employees of the Company in accordance with the Company’s stock option plan.  The options are exercisable at a price of $0.30 for a period of five years.  All options vested immediately.  The associated fair value of the stock options of $313,966 was calculated using the Black-Scholes option pricing model and using the following assumptions:

February 27, 2012
Risk free interest rate	1.28%
Expected volatility	127.40%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	1.59%

f)	Warrants:

	December 31, 2013		December 31, 2012
	Number of warrants	Weighted Average Price	Number of warrants	Weighted Average Price
Balance, beginning of year	29,997,404	$0.48	30,450,738	$0.48
Expiration of warrants	(25,481,450)	$0.50	-	-
Expiration of broker warrants	(4,515,954)	$0.36	(453,334)	$0.30
Balance, end of year	-	$0.00	29,997,404	$0.48

11.         Contributed Surplus

	December 31, 2013	December 31, 2012
Balance, beginning of year	$ 3,491,659	$ 3,159,826
Expiry of warrants	5,860,183	-
Share based compensation	6,375	331,833
Balance, end of year	$ 9,358,217	$ 3,491,659

12.         Performance bond

The performance bond, originally required to secure the Company’s rights to explore the La Josefina property, is a step-up US dollar denominated coupon bond issued by the Government of Argentina with a face value of US$600,000 and a maturity date of 2035.  The bond trades in the secondary market in Argentina.  The bond was originally purchased for $292,877 (US$247,487).  As of the twelve months ended December 31, 2013, the value of the bond increased to $340,183 (US$318,106).  The changes in the face value of the performance bond of $54,842 for the twelve months ended December 31, 2013 (2012 - $57,745) are recorded as comprehensive income in the Company’s consolidated statement of loss and comprehensive loss.

Since Cerro Cazador S.A. (“CCSA”) fulfilled its exploration expenditure requirement mandated by the agreement with Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”), the performance bond was no longer required to secure the La Josefina project.  Therefore, in June 2010 the Company used the bond to secure the La Valenciana project, an additional Fomicruz exploration project.

13.    Value added tax receivable (“VAT”)

The Company’s VAT receivable as of December 31, 2013 was $548,676 (December 31, 2012- $682,074).  These amounts reflect the VAT receivable accrued due to the payment of VAT on certain transactions in Argentina.  The Company expects reimbursement on the VAT once the exports of minerals have commenced, the Company has estimated that if successful in finding an economic mineral deposit, production will begin in 2019. The asset is reported at net present value based upon the Company’s estimate of when it will have future revenues.  The Company used an expected production date of December 31, 2019, and a discount rate of 18.6% based upon the average Argentine interest rates and has recorded, as other expense, an adjustment in the present value of the VAT receivable.  The net change of the VAT receivable for the twelve months ended December 31, 2013 was $(133,398) (2012 – $(461,435)).

Balance at December 31, 2011	$1,143,509
Change	154,896
Discount and accretion	(616,331)
Balance at December 31, 2012	$682,074
Change	(117,322)
Discount and accretion	(16,076)
Balance at December 31, 2013	$548,676

14.    Income Taxes

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The differences between the “expected” income tax expenses and the actual income tax provision are summarized as follows:

	December 31, 2013	December 31, 2012
Loss before income taxes	$(2,450,829)	$(4,143,978)
Expected income tax recovery at 25.0% (2012 – 25.0%)	(612,707)	(1,035,995)
Non-deductible items and other	1,955	36,629
Share based compensation	1,594	82,958
Change in prior year estimates	376,728	231,696
Tax rate differences (mostly comprised of difference from effective Argentina tax rate of 35% and effective United States tax rate of 34%)	(460,387)	(676,547)
Foreign exchange	3,641,715	1,157,012
Change in deferred tax assets not recognized	(2,719,640)	232,351
Total income taxes	$229,258	$28,104

The components of the deferred tax asset are as follows:

	December 31, 2013	December 31, 2012
Canada
Share issuance costs	$272,165	$468,040
Unrealized foreign exchange gain	(148,517)	-
Non-capital losses available for future periods	285,289	613,017
Deferred tax assets not recognized	(408,937)	(1,081,057)
Canada deferred tax asset	$-	$-
Argentina
Property and equipment	$3,215,830	$5,961,941
VAT receivable	299,107	594,208
Non-capital losses available for future periods	31,321	761,015
Contingency accrual and other	1,464,767	47,216
Deferred tax assets not recognized	(5,011,025)	(7,364,380)
Argentina deferred tax asset	$-	$-
United States
Property and equipment	$12,780	$13,461
Non-capital losses available for future periods	1,037,850	731,313
Deferred tax assets not recognized	(1,050,630)	(744,794)
United States deferred tax asset	$-	$-
Total deferred tax asset	$-	$-

As at December 31, 2013, the Company has, for tax purposes, non-capital losses available to carry forward to future years totaling $8,110,260 (2012 - $6,777,317).

The non-capital loss carry-forwards reflected above expire as follows:

Year of Expiry	Canada	Argentina	United States	Total
2016	-	562,747	-	562,747
2017	-	1,611,581	-	1,611,581
2018	-	923,144	-	923,144
2029	-	-	480,811	480,811
2030	-	-	267,889	267,889
2031	1,141,156	-	255,155	1,396,311
2032	-	-	1,147,066	1,147,066
2033	-	-	901,583	901,583
Total	$1,141,156	$3,097,472	$3,052,504	$8,110,260

As at December 31, 2013, the MPIT available for future periods is as follows:

Generation year	Amount	Expiration year
2010	$3,674	2020
2011	$98,617	2021
2012	$117,838	2022
2013	$142,430	2023
Total	$362,559

15.    Related Party Transactions

During the year ended December 31, 2013, the Company paid $Nil (2012 - $179,055) to HuntMountain Resources Ltd. (“HuntMountain”), an entity controlled by the Company’s Executive Chairman, for the rental of office space.  Of the $179,055 paid to HuntMountain in 2012, $84,291 relates to settlement of a lease break fee, of that $42,123 was applied to refundable deposit made to HuntMountain.

During the year ended December 31, 2013, the Company incurred $137,298 (2012 – $191,651) in professional fees expense relating to the services of the President of CCSA. Included in accounts payable and accrued liabilities as at December 31, 2013 was $13,879 (December 31, 2012 - $14,999) owing to the President of CCSA for professional geological fees.  Included in prepaid expenses as at December 31, 2013, the Company had a receivable due from the President of CCSA for $1,087 (December 31, 2012 - $45) for cash advanced for field expenses.

During the year ended December 31, 2013, the Company incurred $22,444 (2012 – $31,075) in general and administrative expenses relating to rent paid for office space to the President of CCSA.  Included in accounts payable and accrued liabilities as at December 31, 2013 was $Nil (December 31, 2012 – $2,754) owing to the President of CCSA relating to rent paid for office space.

During the year ended December 31, 2013, the Company incurred $53,924 (2012 - $58,212) in professional fees expense relating to the accounting services of a director of CCSA.  Included in accounts payable and accrued liabilities as at December 31, 2013, the Company had a payable owing to the director of CCSA of $3,868 (December 31, 2012 – $6,098).  Included in prepaid expenses as at December 31, 2013, the Company had a receivable due from the director of CCSA of $18 (December 31, 2012 - $196) for cash advanced for miscellaneous expenses.

In conjunction with the Company’s Qualifying Transaction, on December 23, 2009, the Company advanced $200,000 to HuntMountain, CCSA’s former parent corporation, as a refundable deposit.  As at the year ended December 31, 2013, the balance owed by HuntMountain to the Company was $nil (2012 - $114,408).  During the year, HuntMountain paid expenses, including professional fees and administrative and office expenses, on behalf of the Company that were offset against the amount owing.

All related party transactions are in the normal course of business.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management, including the Executive Chairman, the Chief Executive Officer, the Chief Financial Officer and the President of CCSA, is as follows:

	Years ended
	December 31, 2013	December 31, 2012
Salaries and benefits	$540,845	$723,609
Consulting fees	297,812	368,363
Share based compensation	5,580	294,421
	$844,237	$1,386,393

16.    Financial Instruments

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

Fair value

As at December 31, 2013, there were no changes in the levels in comparison to December 31, 2012.  The fair values of financial instruments are summarized as follows:

	December 31, 2013		December 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
FVTPL
Cash and equivalents (Level 1)	2,364,062	2,364,062	5,220,727	5,220,727

Available for sale
Performance bond (Level 1)	340,183	340,183	285,341	285,341
Marketable securities (Level 1)	47,828	47,828	-	-

Loans and receivables
Accounts receivable	121,084	121,084	44,722	44,722

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	274,364	274,364	811,016	811,016

Cash and equivalents, marketable securities and performance bond are measured based on level 1 inputs of the fair value hierarchy on a recurring basis.  There were no transfers between levels 1, 2 and 3 inputs during the year.

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

j.	Currency risk

The Company holds cash balances, incurs payables and has receivables that are denominated in the Canadian Dollar, the United States Dollar and the Argentine Peso. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar, and the United States Dollar and the Argentine Peso, resulting in currency gains or losses for the Company.

As at December 31, 2013, the following are denominated in US dollars:

Cash and equivalents	$5,957
Accounts payable and accrued liabilities	$78,229

As at December 31, 2013, the following are denominated in Argentine Peso:

Cash and equivalents	$8,094
Marketable securities	$47,828
Performance bond	$340,183
Accounts receivable	$109,243
Other credits	$80,085
Accounts payable and accrued liabilities	$85,408

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

At December 31, 2013, if the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:

Impact on net loss and comprehensive loss
U.S. Dollar Exchange rate – 10% increase	$4,100
U.S. Dollar Exchange rate – 10% decrease	$(4,100)

At December 31, 2013, if the Argentine Peso strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:
Impact on net loss and comprehensive loss
Argentine Peso Exchange rate – 10% increase	$(43,094)
Argentine Peso Exchange rate – 10% decrease	$43,094

ii.         Credit risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and equivalents are held through Canadian, United States and Argentine financial institutions.

The Company maintains its cash and equivalents in multiple financial institutions. The Company maintains cash in an Argentine bank. The Argentine accounts, which had a Canadian dollar balance of $8,094 at December 31, 2013 (December 31, 2012 - $675,090) are considered uninsured and may be at risk in case of the failure of the bank.

The Company controls for this risk by only keeping funds in Argentina sufficient to meet approximately two months of operating expenses.

The Company pays VAT to the Argentine government on all expenses in Argentina.  This creates a VAT receivable owed by the government of Argentina.  The Company’s receivable at December 31, 2013 is $548,676 ($1,526,260 – undiscounted) (December 31, 2012 - $682,074 ($2,248,028 – undiscounted)).  The Company believes this to be a collectible amount and it is backed in the strength and laws of the Argentine government.  If for some reason the government did not pay, changed the laws, defaulted on the receivable or the Company never achieved any mineral production, the Company could lose the full value of the receivable.

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

v.       Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities.  In the normal course of business, the Company is not exposed to interest rate fluctuations because it has no interest bearing debt as at December 31, 2013 and invested cash is short-term in nature.

17.    Segmented Information

All of the Company’s operations are in the mineral properties exploration industry with its principal business activity in the acquisition and exploration of mineral properties.  The Company conducts its resource properties exploration activities primarily in Argentina.

The location of the Company’s assets by geographic area as of December 31, 2013 and December 31, 2012 is as follows:

	December 31, 2013	December 31, 2012
Canada	$2,382,334	$4,692,176
Argentina	2,597,804	2,965,328
United States	22,629	44,475
	$5,002,767	$7,701,979

The location of the Company’s net loss by geographic area as of December 31, 2013 and December 31, 2012 is as follows:

	December 31, 2013	December 31, 2012
Canada	$1,909,043	$972,055
Argentina	(3,668,012)	(3,923,855)
United States	(921,119)	(1,220,282)
	$(2,680,088)	$(4,172,082)

The Company generates 100% of its revenue from its former exploration partnership in Argentina.  All revenue is paid in Canada and generated from service performed in Argentina.

18.    Commitments and Provision

l)
On March 27, 2007, the Company signed a definitive lease purchase agreement with FK Minera S.A. to acquire a 100% interest in the Bajo Pobré gold property located in Santa Cruz Province, Argentina.  The Company may earn up to a 100% equity interest in the Bajo Pobré property by making cash payments and exploration expenditures over a five-year earn-in period.  The required expenditures and ownership levels upon meeting those requirements are:

Year of the Agreement	Payment to FK Minera SA		Exploration Expenditures Required	Ownership
First year – 2007	US$50,000	PAID	US$250,000	0%
Second year – 2008	US$30,000	PAID	US$250,000	0%
Third year –2009	US$50,000	PAID	-	51%
Fourth year – 2010	US$50,000	PAID	-	60%
Fifth year – 2011	US$50,000	PAID	-	100%

After the fifth year, the Company is obligated to pay FK Minera S.A. the greater of a 1% net smelter royalty (“NSR”) on commercial production or US$100,000 per year.  The Company has the option to purchase the NSR for a lump-sum payment of US$1,000,000 less the sum of all royalty payments made to FK Minera S.A. to that point.

As of December 31, 2013, the Company has made all required payments to F.K. Minera, however CCSA has not made sufficient exploration expenditures required by the Bajo Pobré contract. The parties to the contract have not finalized an amendment to the contract terms and therefore the Company’s ability to retain rights to explore the Bajo Pobré property is uncertain at this time.   The Company does not believe that not making the exploration expenditures required by the FK Minera lease purchase agreement jeopardizes the Company’s Bajo Pobré project.

The Company is actively working with F.K. Minera and the court to resolve this issue.

m)
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

n)
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

On March 18, 2011, a lawsuit was filed against the Company and its subsidiaries by the Consultant.  The lawsuit claimed that the Consultant was an employee of the Company, not a consultant, since 2006.  The total value of the claim was US$249,041, including wages, alleged bonus payments, interest and penalties.  The consolidated financial statements include a provision of $125,000 at December 31, 2013.  Management considers the lawsuit to be without merit and intends to defend the Company and its subsidiaries to the fullest extent possible.

On August 29, 2013, the Company was notified that $80,085 was withheld from its Argentine bank account and placed in escrow with the Court pending the outcome of the lawsuit filed on March 18, 2011 against the Company.

o)
On October 31, 2011, the Company signed an agreement with the owners of the Piedra Labrada Ranch for the use and lease of facilities on the same premises as the Company’s La Josefina facilities.  The term is for three years beginning November 1, 2011 and ending on October 31, 2014, including annual commitments of $60,000.

p)
On April 1, 2012 the Company entered into a 9 month agreement with the surface rights holder of the Piedra Grande Ranch, located in Santa Cruz province, Argentina for access and use of their property. The agreement allows for the Company to engage in exploration activity as well as use the property and the facilities to house and store the Company’s equipment and personnel.  The Company agreed to consideration of US$3,000 per month under this agreement.   The initial term of the agreement ended on December 31, 2012, The Company was given an exclusive option to extend the agreement for 1 year, which it exercised.  The agreement now ends on December 31, 2013.  The Company’s total obligation under this new agreement for the year ended December 31, 2013 is US$36,000.  The Company did not extend this agreement for another year.

q)
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

On May 24, 2013, the Company received one-time payments of $200,000 for its La Valenciana project and $125,000 for its La Josefina project, as well as a yearly lease payment of $125,000 for its Bajo Pobre project.

On July 10, 2013, the Company was notified by Eldorado that they were terminating the agreement.  The Company is actively pursuing new exploration partners.

At December 2013, the Company has paid severance for $205,540, included as payroll expenses in the consolidated statement of loss and comprehensive loss, which became effective in the month of July 2013.

r)
On September 1, 2012, the Company moved into new office space.  The Company signed a new office lease with a three-year term, which included the first four months for free. The office lease expires on December 31, 2015 and calls for monthly payments of approximately US$2,886 in 2014; and US$2,960 in 2015.

Minimal annual lease payments pursuant to the lease agreement are as follows (in US$):

2014	$34,632
2015	35,520
$70,152

In December 2013, the Company moved out of the office space and terminated the lease.  The Company included in accounts payable and accrued liabilities as at December 31, 2013 US$21,000 for settlement of a lease break fee.

s)
On October 1, 2012, the Company entered into an agreement with the surface owner of the Bajo Pobré Ranch in Santa Cruz province, Argentina.  As consideration for access to the Bajo Pobré property and use of the Bajo Pobré Ranch, the Company agreed to pay the owner $5,000 per month over a period of 9 months ending on June 30, 2013.  At the Company’s sole option it can extend the agreement for an additional year, ending June 1, 2014.  The Company’s total commitment for 2013 under this agreement is US$30,000.  The Company did not extend the lease for an additional year.

t)
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

u)
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

As of January 22, 2014, the Secretary of Public Revenues of the Province of Santa Cruz approved the tax assessment.  As of February 12, 2014, the Company filed a new request.  As of the date of these consolidated financial statements, no answer has been received to the last requirement.

19.    Capital Disclosure

Capital management is the key to achieving the Company’s growth plans, the maintenance of a strong capital base to ensure financial flexibility, and providing returns to shareholders.

The Company’s capital is comprised of shareholders’ equity, as follows:

Management of capital risk
	December 31,	December 31,
	2013	2012
Shareholders' equity	$4,285,821	$6,639,883

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

20.    Subsequent Events

In January 2014, the Company sold the 2,000 shares that remained in marketable securities as at December 31, 2013 for $42,625.

On April 4, 2014, the Company granted 2,850,000 share options at an exercise price of $0.10 per share to certain directors and officers of the Company.  The options granted vest immediately and expire on April 4, 2019.