Form 20-F/A
period 2014-12-31
HUNT MINING CORP
filed 2015-09-18
CIK 1551206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
----------------------
Amendment No. 2
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [    ]                      Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes [    ]      No [ X ] N/A

EXPLANATORY NOTE

Please note that this amended Form 20-F includes the following changes in response to SEC Comment Letter dated August 14, 2015:

Please note that our disclosure regarding Liquidity and Capital Resources has been updated to address Item 5B and the Instructions to Item 5 of Form 20-F.

Please also note that we have affirmed that the Management’s Annual Report on Internal Control over Financial Reporting is based on the Integrated Framework from 1992.

All signatures throughout are updated to reflect this latest filing on September 18, 2015.

Index to Exhibits on Page 43

Item 16A. Audit Committee Financial Expert	58

Item 16B. Code of Ethics	58

Item 16C. Principal Accountant Fees and Services	58

Item 16D. Exemptions from the Listing Standards for Audit Committees	58

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	58

Item 16F. Changes in Registrant’s Certifying Accountant	58

Item 16G. Corporate Governance	60

Item 16H. Mine Safety Disclosure	60

PART III	60

Item 17. Financial Statements	60

Item 18. Financial Statements	60

Item 19. Exhibits	60

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

The following table sets forth the high and low rates of exchange for the Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  The noon rate of exchange on April 30, 2015, as set forth in the Bank of Canada website, for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.2119.

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

Current negotiations with third parties for advanced exploration of mineable targets including definition drilling, excavation methods, and metallurgy to determine recoveries.  The Company intends to invest approximately $1,100,000 on the Company’s ongoing exploration and development on the La Josefina and La Valenciana Projects located in Santa Cruz, Argentina in 2015.  More specifically, the Company would use (i) $700,000 for advance development and exploration needed to develop drilling targets: geologic mapping, surface geochemical surveys, (chip/channel/trench) sample collection, assaying and +/- geophysical surveys; (ii) $330,000 to complete claims maintenance, surface leases, national and provincial taxes, permits and fees; and (iii) up to $70,000 on general and administrative expenses.

Until a strategic partnership is established, the Company is dependent upon the continued financial support of its major shareholders through a combination of loans and equity. Working capital is made available as needed in order to meet the ongoing obligations described within.

To date, the Company has not encountered restrictions on the transfer of funds to its subsidiaries, other than those spoken of elsewhere regarding a legal matter in Argentina, and anticipates this will exist only at the time it elects to return funds to the parent company from Argentina.

Given the present market conditions, the Company is proceeding with conservative expenditures while focusing on advanced exploration development to attract the appropriate business partnership.

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

Management’s Annual Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act).  Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, using the Internal Control - Integrated Framework, from 1992, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2014.

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
Independent Auditors’ Report
Consolidated Statements of Financial Position
Consolidated Statements of Loss and Comprehensive Loss
Consolidated Statement of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

Item 19.  Exhibits

Exhibit Number                                Name

1(1)	Articles of Hunt Mining Corp.
8(2)	List of Subsidiaries
12.1(3)	Certification of the Principal Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2(3)	Certification of the Principal Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1(3)	Certification of the Principal Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(3)	Certification of the Principal Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter from MNP LLP to the US Securities and Exchange Commission dated September 18, 2015

(1)	Incorporated by reference to Exhibit 3.1 to Hunt Mining Corp.’s registration statement on Form F-1/A-3, filed with the SEC on March 31, 2014.
(2)	See Item 4.C., Organizational Structure, herein.
(3)	Previously filed as an exhibit to Hunt Mining Corp.’s annual report on Form 20-F, filed with the SEC on May 1, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUNT MINING CORP.

/s/ Tim Hunt
Tim Hunt
Executive Chairman, Chief Executive Officer and President
(Principal Executive Officer)

Date: September 18, 2015

/s/ Bob Little
Bob Little
Chief Financial Officer
(Principal Financial Officer)

Date: September 18, 2015

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