Form 20-F
period 2015-12-31
HUNT MINING CORP
filed 2016-05-26
CIK 1551206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
----------------------

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.   62,150,298 Common Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes [    ]      No [ X ]

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
Yes [ X ]      No [    ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes [    ]      No [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [    ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes [    ]      No [ X ] N/A

Index to Exhibits on Page 61

TABLE OF CONTENTS
PART I	4
Item 1. Identity of Directors, Senior Management and Advisers.	4
Item 2. Offer Statistics and Expected Timetable.	4
Item 3. Key Information	4
Item 4. Information on the Company	12
Item 4A. Unresolved Staff Comments	31
Item 5. Operating and Financial Review and Prospects	31
Item 6. Directors, Senior Management and Employees	33
Item 7. Major Shareholders and Related Party Transactions	20
Item 8. Financial Information	42
Item 9. The Offer and Listing	43
Item 10. Additional Information	44
Item 11. Quantitative and Qualitative Disclosures About Market Risk	56
Item 12. Description of Securities Other Than Equity Securities	57
PART II	57
Item 13. Defaults, Dividend Arrearages and Delinquencies	57
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	57
Item 15. Controls and Procedures	57
Item 16. [Reserved]	58
Item 16A. Audit Committee Financial Expert	58
Item 16B. Code of Ethics	58
Item 16C. Principal Accountant Fees and Services	58
Item 16D. Exemptions from the Listing Standards for Audit Committees	58
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	58
Item 16F. Changes in Registrant's Certifying Accountant	59
Item 16G. Corporate Governance	60
Item 16H. Mine Safety Disclosure	60
PART III	60
Item 17. Financial Statements	60
Item 18. Financial Statements	50
Item 19. Exhibits	61

INTRODUCTION

Hunt Mining Corp ("Hunt Mining") was incorporated on January 10, 2006 under the laws of Alberta, Canada.  On November 6, 2013, the Company announced that effective November 6, 2013, it had continued from the Province of Alberta to the Province of British Columbia pursuant to a special resolution passed by shareholders of the Corporation at the annual and special meeting of shareholders held on November 5, 2013.  We are, together with our subsidiaries, engaged in the exploration of mineral properties in Santa Cruz province, Argentina.

We were initially listed on the TSX Venture Exchange ("TSXV") as a Capital Pool Company within the meaning ascribed by TSXV Policy 2.4, as "Sinomar Capital Corporation".  On December 23, 2009, we completed our Qualifying Transaction by acquiring all of the issued and outstanding shares of Cerro Cazador, S.A., an Argentine mineral exploration company, in a reverse takeover transaction.  We were a shell company until we completed the acquisition.  We subsequently changed our name to Hunt Mining Corp.

We are a reporting issuer under the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.  Our common shares are listed on the TSXV under the symbol HMX.V.

Our offices are located at:  23800 East Appleway Ave., Liberty Lake, WA 99019.

The Company qualifies as an "emerging growth company", as defined in section 3(a) of the U.S. Securities Exchange Act of 1934 (as amended by the U.S. "Jumpstart Our Business Startups Act (the "JOBS Act"), enacted on April 5, 2012). The Company will continue to qualify as an "emerging growth company" until such time as the Company produces more than US$1 billion in gross revenue, the Company issues more than US$1 billion in non-convertible debt within a three-year period, the Company is deemed to be a "large accelerated filer", or more than five years elapse from the time of its initial public offering in the United States. The Company expects that it will continue to qualify as an emerging growth company for the foreseeable future.  As an emerging growth company, the Company is exempt from the requirements of section 404(b) of the Sarbanes-Oxley Act, meaning that the Company is exempt from the requirement to obtain an external audit of its internal controls over financial reporting.

BUSINESS OF HUNT MINING CORP.

Hunt Mining is a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Hunt Mining's properties. All of the Company's properties are currently at the exploration stage. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites. Other than minimal revenue derived from operator's fees received from its former exploration partner, the Company has not reported any revenue from operations since incorporation.  As such, Hunt Mining is defined as an "exploration-stage company".

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which represent expectations or beliefs of the Company about future events.  Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Annual Report and, in some cases, can be identified by words such as "anticipates", "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words.  The forward-looking statements, including the statements contained in the sections entitled Risk Factors, involve known and unknown risks, uncertainties and other factors which may cause our Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such statements.  Forward-looking statements include statements regarding the outlook for our Company's future operations, plans and timing for the Company's exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts.

The risks and uncertainties that could cause the Company's actual results to differ materially from those expressed or implied by the forward-looking statements include:

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

• our Company's ability to execute prospective business plans; and

• misjudgments in the course of preparing forward-looking statements.

The Company's forward-looking statements contained in this Annual Report are made as of the respective dates set forth in this Annual Report.  Such forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made.  The Company does not intend to update these forward-looking statements.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.  You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company may file from time to time with the Securities and Exchange Commission.
PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not Applicable

Item 2. Offer Statistics and Expected Timetable.

Not Applicable

Item 3. Key Information

A.	Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for 2015, 2014 and 2013.  The consolidated financial statements have been audited by Crowe MacKay LLP, Chartered Accountants, as at and for the years ended December 31, 2015 and 2014 and by MNP LLP, Chartered Accountants, as at and for the year ended December 31, 2013 and are reported in Canadian dollars.

The selected financial data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects" and in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report.  The Company's fiscal period ends on December 31 of each year.

The following are summaries of certain selected financial information for the Company's most recently completed fiscal year and the fiscal years ended December 31, 2014, 2013, 2012, and 2011.

		Year ended
	December 31, 2015 (IFRS) $	December 31, 2014 (IFRS) $	December 31, 2013 (IFRS) $	December 31, 2012 (IFRS) $	December 31, 2011 (IFRS) $

Net loss for the period	(2,804,118)	(3,302,154)	(2,680,088)	(4,172,082)	(8,280,161)
Net loss for the period – basic and diluted loss per share	(0.04)	(0.03)	(0.02)	(0.04)	(0.09)
Working capital	(2,074,461)	(655,728)	1,967,559	4,426,615	8,261,632
Total assets	3,019,246	2,526,707	5,002,767	7,701,979	11,494,788
Total non-current liabilities	250,000	207,069	125,000	125,000	125,000
Total shareholders' equity	520,933	1,465,640	4,285,821	6,639,883	10,628,859
Cash dividends	-	-	-	-	-

The Company has chosen to expense its exploration and evaluation expenditures as incurred.  No dividends have been declared in any of the years presented above.

Exchange Rate Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  References in this document to "$" and "CDN$" refer to Canadian dollars, unless otherwise specified; and references to "US$" refer to US dollars.

The following table sets forth the high and low rates of exchange for the Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  The noon rate of exchange on April 30, 2016, as set forth in the Bank of Canada website, for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.2549.

Exchange Rate U.S. Dollars into Canadian dollars
	High	Low
Month ended March 31, 2016	1.3468	1.2962
Month ended February 29, 2016	1.4040	1.3523
Month ended January 31, 2016	1.4589	1.3969
Month ended December 31, 2015	1.3990	1.3360
Month ended November 30, 2015	1.3366	1.3083
Month ended October 31, 2015	1.3242	1.2904

		Average
Fiscal year ended December 31, 2015		1.2787
Fiscal year ended December 31, 2014		1.1041
Fiscal year ended December 31, 2013		1.0297
Fiscal year ended December 31, 2012		0.9696
Fiscal year ended December 31, 2011		0.9592

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

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

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to continue operating and our ability to obtain future financing

The audit opinion for our financial statements for the fiscal year ended December 31, 2015 includes a qualification raising substantial doubt about our ability to continue as a going concern. The Company is an exploration stage company and has incurred losses since its inception. The Company has had minimal revenues and has incurred an accumulated loss of $37,282,555 through December 31, 2015 (December 31, 2014 - $34,478,437). The Company's ability to continue as a going concern is dependent upon the discovery of economically recoverable mineral reserves, the ability to obtain necessary financing to complete development and fund operations and future production or proceeds from their disposition. Additionally, the current capital markets and general economic conditions in the United States and Canada provide no assurance that the Company's funding initiatives will continue to be successful. These factors raise doubt about the Company's ability to continue as a going concern.

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

Our Company's continued viability is dependent upon the results of our exploration activities and the development economically recoverable mineral reserves.

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

There is no assurance that Hunt Mining's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of our operations will in part be directly related to the costs and success of our exploration programs, which may be affected by a number of factors.

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

Our Company's exploration activities may be impacted by cyclical changes in weather, available workforce and other factors.

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

Hunt Mining's ability to explore for precious metals is dependent on access to external equity and debt financing and therefore our business is highly sensitive to macroeconomic changes over time. During times of economic growth and favorable equity market conditions our access to capital is better than during times of poor economic growth and weak equity market conditions. Therefore, Hunt Mining's ability to explore for precious metals and base metals is highly sensitive to changing equity market conditions.

Historically, we have spent the majority of our exploration efforts on the La Josefina property and we recently added the contiguous La Valenciana property to our portfolio of exploration target properties.  We remain economically dependent on these projects.

We consider La Josefina to be our primary exploration property because La Josefina occupies 52,800 hectares and approximately 90% of the nearly 57,000 meters drilled by us have been drilled on La Josefina. Hunt Mining's rights to explore the La Josefina and La Valenciana properties are governed by exploration agreements between our wholly-owned subsidiary, CCSA, and Fomicruz.  We remain economically dependent on these projects and therefore upon our continued relationship with Fomicruz.

We do not insure against all risk to which we may be subject part of our exploration activities.

Exploration, development and production of mineral properties is subject to certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to insure fully against such risks and we may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they could have a material adverse impact on Hunt Mining's operations and could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

Mining is inherently dangerous and subject to operating hazards and risks beyond our control, which could have a material adverse effect on our business.

Mineral exploration and development involves risks which even a combination of experience, knowledge and careful examination may not be able to overcome. Operations in which we have a direct or indirect interest will be subject to hazards and risks normally incidental to exploration, developments and production of minerals, any of which could result in work stoppages, damage to or destruction of property, loss of life and environmental damage.  We currently carry foreign liability insurance providing coverage in respect of our operations in Argentina, and make efforts to confirm that our contractors have adequate insurance coverage.  The nature of these risks is such that liabilities might exceed insurance policy limits, the liabilities and hazards might not be insurable or we may elect not to insure ourselves against such liabilities due to high premium costs or other factors.  Such liabilities may have a materially adverse effect upon our financial condition.

Our Company's exploration activities may be subject to environmental laws and regulations that could increase the cost of doing business and restrict our operations.

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

Hunt Mining's business requires specialized skills and knowledge in the areas of geology, exploration planning, drilling and regulatory compliance.  Our ability to attract and retain qualified professionals with the background and experience specific to our projects and business plan cannot be assured.  Any inability on our part to attract and retain qualified personnel could potentially hamper our ability to execute our business plan in a timely manner or at all.  If we are unable to operate our business due to a shortage of qualified personnel, we may be forced to suspend our mineral exploration activities which, in turn, could have a material adverse effect on our ability to raise working capital and on our overall financial condition.

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

The fluctuation of mineral prices, which have varied widely in the past, will have a significant impact on our Company's value and future exploration activities.

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

Our Company's business model is largely dependent on the ability to find and acquire interest in economically recoverable mineral reserves, there is no guarantee that our Company will be able to locate and/or acquire economically viable mineral interest in the future.

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

Our Company's share price may be subject to increased price volatility that is outside management control.

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

Certain of the directors and officers of the Company serve or have served as officers and directors for other companies engaged in mineral exploration and development, and may in the future serve as directors and/or officers of other companies involved in natural resource exploration and development, which are potential competitors of Hunt Mining. For example: Although our officers and directors are subject to certain fiduciary duties to our Company under applicable corporate law, they will not necessarily be required to give the Company consideration with respect to every opportunity of which they may become aware. Consequently, although the Company is not aware of any specific conflicts of interest involving any of its directors or officers at the present time, there is a possibility that our directors and/or officers may be in a position of conflict in the future.   In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to abstain from voting for or against the approval of such participation or such terms.  In accordance with applicable laws, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

Our Company's exploration activities are in part based on historical information for our various properties, and the accuracy of this historical data could have an impact on the results of our exploration activities.

We have relied, and our resource estimation technical report in respect of the La Josefina Project dated September 29, 2010 (filed on SEDAR on October 4, 2010) is based, in part, upon historical data compiled by previous parties involved with the La Josefina project. To the extent that any of such historical data is inaccurate or incomplete, our exploration plans may be adversely affected.

Our Company has never paid a dividend and any potential future dividend payments are dependent upon our Company's ability find and develop economically recoverable mineral deposits.

We have never paid a dividend on our Common Shares. It is not anticipated that we will pay any dividends on our Common Shares in the foreseeable future.

Our Company is subject to changes in foreign exchange rates, including the Argentine Peso and Canadian dollar, which could have a material impact on our result of operations and future

We will maintain most of our working capital in Canadian and United States dollars. However, a significant portion of Hunt Mining's operating costs are incurred in Argentinean pesos. Accordingly, we will be subject to fluctuations in the rates of currency exchange between the Canadian, United States dollar and the Argentinean peso and these fluctuations could materially affect our financial position and results of operations as costs may be higher than anticipated. The costs of goods and services could increase due to changes in the value of the Canadian dollar, the United States dollar, or the Argentinean peso. Consequently, operation and development of our properties might be more costly than we anticipate.

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

However, since the presidential election in 2015, such political matters have seemed to stabilize under new leadership. Along with the election of President Mauricio Macri, changes in his cabinet, the congress and provincial leadership have thus far been mostly positive to the economic outlook in Argentina and to the mining sector in particular.

Limitations on the transfer of cash, mineral interests or other assets between our Company and our operating subsidiary in Argentina, or our joint venture partners, could adversely impact the value of our securities.

We are a Canadian company that is conducting operations primarily through Cerro Cazador, S.A. (referred to elsewhere in this prospectus as "CCSA"), an Argentinean subsidiary, and substantially all of our assets consist of equity in Cerro Cazador, S.A.

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

The Government of Argentina has recently nationalized the majority stake of Argentina's largest oil company, and there is no assurance that similar action will not be taken with respect to other natural resources companies in the future.

In April 2012, Argentina's President announced the nationalization of the majority stake of Yacimientos Petrolíferos Fiscales (YPF), Argentina's largest oil company.   There is no assurance that similar action may not be taken with respect to other natural resource companies in Argentina.

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

It may be difficult to effect service of process on our director who resides outside the United States.

One of our directors resides outside of the United States, and it will therefore be difficult to effect service of process (service of legal proceedings) on such director.

Item 4. Information on the Company

A.	History and Development of the Company

Hunt Mining Corp. (the "Company" or "Hunt"), is a mineral exploration company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties in Santa Cruz Province, Argentina.  On November 6, 2013, the Company continued from the Province of Alberta to the Province of British Columbia pursuant to a special resolution passed by shareholders of the Company at the annual and special meeting of shareholders held on November 5, 2013.

We were initially listed on the TSX Venture Exchange ("TSXV") as a Capital Pool Company within the meaning ascribed by TSXV Policy 2.4, as "Sinomar Capital Corporation".  On December 23, 2009, we completed our Qualifying Transaction by acquiring all of the issued and outstanding shares of Cerro Cazador, S.A., an Argentine mineral exploration company, in a reverse takeover transaction.  We were a shell company until we completed the acquisition.  We subsequently changed our name to Hunt Mining Corp.

The Company's registered office is located at #530, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.  The Company's head office is located at 23800 E Appleway Avenue, Liberty Lake, Washington, USA.

B.	Business Overview

The Company's primary activity is the exploration of mineral properties in Argentina. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

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

The majority of the Company's assets are located in Argentina.  The Company owns a 25,000-acre ranch called the La Josefina Estancia, on which the Company's La Josefina project is located.

The Company also owns mobile housing units, trucks and additional mechanical equipment, all purchased within the last ten years and in good physical condition, to support exploration activities on the Company's projects, all located in Argentina.

PROPERTIES

La Josefina Property

The La Josefina property is our primary exploration property because it occupies 52,800 hectares and approximately 90% of the nearly 65,000 meters drilled by us.   It is located in North-Central Santa Cruz province in southern Argentina, within the region known as Patagonia.

Exploration Agreement between Fomicruz and CCSA

In March 2007, CCSA was awarded the exploration and development rights from Fomento Minero de Santa Cruz Sociedad del Estado ("Fomicruz") through a required public bidding process to explore the La Josefina Project. As Fomicruz is a government owned company in Santa Cruz province in Argentina, it cannot make individual agreements with a private company without first publishing the offer and giving other private companies the opportunity to submit bids, but the first company making an offer has the right to match any new offer.

The definitive agreement between CCSA and Fomicruz was finalized in July, 2007. Pursuant to this agreement, CCSA was obligated to spend US$6 million in exploration and complete pre-feasibility and feasibility studies during a 4 year exploration period (excluding three months each year for winter holiday) commencing in October, 2007 at La Josefina in order to earn mining and production rights for a 40-year period in a joint venture partnership ("JV") with Fomicruz. CCSA may terminate this agreement at the end of each exploration stage if results are negative.

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

At the successful completion of positive pre-feasibility and feasibility studies, which cannot be assured, a new joint venture company will be formed to develop the project. This new company will have joint participating ownership with 91% owned by CCSA and 9% by Fomicruz; however, upon inception Fomicruz may elect to increase its participating interest in the new joint venture company to either 19%, 29% or 49% by reimbursing CCSA 10%, 20% or 40%, respectively, of CCSA's total investment in the project. Once the choice is made by Fomicruz, there are no means to modify the agreement.

Other conditions of the agreement:

1.	CCSA posted a US$600,000 performance bond (equal to 10% of the total proposed exploration investment).

2.	CCSA must maintain the La Josefina mining rights by paying the annual canons due the province on the project's 398 pertenencias.

3.	CCSA must complete surface agreements (lease or buy) with the surface landowners, as required by the Federal mining law, to gain legal access to the farms (estancias) that cover the project. Most of the project and all of the current target areas lie within two large farms that have been unoccupied for many years - Estancia La Josefina and Estancia Piedra Labrada. The major part of mineralization occurs on Estancia La Josefina, which CCSA purchased in 2007. CCSA rents Estancia Piedra Labrada, which it uses as an exploration field camp.

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

A participating interest of Fomicruz over the minerals and metals extracted from the field and the purchase option of up to a 49% participating interest in the incorporation of the future Company to be organized for the productions and exploitation of the project, having Fomicruz to contribute the equivalent of such percentage of the investments made.  The Company has the right to buy back any increase in Fomicruz's ownership interest in the JV Corporation at a purchase price of USD$200,000 per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can purchase 10% of the Fomicruz's initial 19% JV Corporation ownership interest by negotiating a purchase amount with Fomicruz.

In December, 2007, CCSA purchased the "La Josefina Estancia", a 92 square kilometer parcel of land within the La Josefina Project area. CCSA plans to use the La Josefina Estancia as a base of operations for Santa Cruz exploration. The purchase price for the La Josefina Estancia was US$710,000.

Initially, the La Josefina property was excluded from our exploration agreement with Eldorado Gold.  This property was made subject to the exploration agreement with Eldorado Gold on May 7, 2013, an agreement later terminated by Eldorado in July 2013.

In 2014, the Company conducted a shallow Diamond drilling campaign, including 12 holes totaling 651 meters in length completed on the Maria Belen target and 15 holes totaling 957 meters on the Sinter target.  Detailed results of the La Josefina drilling program are included in the Company's website, www.huntmining.com.

The Company has been actively pursuing a new exploration partner for the La Josefina project, as of the date of this filing these discussions are still in process.

Drilling is currently planned on both La Josefina and La Valenciana with approximately 10 to 15 holes each.  Exploration will be funded through closely held insider investments and/or loans.

Ongoing negotiations with third parties for advanced exploration of mineable targets including definition drilling, excavation methods, and metallurgy to determine recoveries continue.

With the purchase of the Martha Mine, the Company intends to invest approximately $7.6 mil on the Company's ongoing exploration, development and exploitation on the La Josefina and La Valenciana Projects located in Santa Cruz, Argentina in 2016, subject to securing the necessary financing.  More specifically, the Company would use (i) $3,300,000 operating costs for mining, trucking and processing of ore from La Josefina at the Martha Mine; (ii) $3,00,000 for depreciation, exploration startup costs, to complete claims maintenance, surface leases, national and provincial taxes, permits and fees; and (iii) up to $1,000,000 on working capital.

Personnel

•	Danilo Silva; General Manager of Hunt's Argentina Subsidiary – Has served as a Senior Geologist and Project Manager with Yamana Resources and Buenaventura mining companies in his homeland of Argentina, and as general manager for Platero Resources

•	Vicente Sanchez; Exploration Manager – Professional Geologist from Argentina who leads all Hunt's Argentinean geologic crews

•	Mariano Ibaldi; Exploration Data Management – Professional Geologist who is meticulous in his documentation and analysis of data collected from all forms of sampling

•	Jorge Garay; Exploration Geologist – Senior Geologist and Project Manager with tremendous exploration experience in Santa Cruz

•	Klaus Triebel; Resource Estimation, Mine Planning & Pit Design – Most recently with Coeur as Manager – Resource Estimation, Mr. Triebel is a Senior Mine Geologist and Engineer

•	Martin Fromm; Consultant – Mine Management – Mining Engineer from Argentina, recently a Project Manager for Patagonia Gold S.A. at their Capa Oeste and Lomada mines

Much of the following information is derived from, and based upon the La Josefina 2010 Technical Report, which is available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

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

The boundaries of the property are summarized in the following table:

Boundary	Latitude/Longitude	Gauss-Krüger *
North	47°45'00" S	4,711,533 N
South	48°00'06" S	4,683,433 N
East	69°10'47" W	2,486,505 E
West	69°30'08" W	2,462,505 E

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

Royalties

Mineral properties in Argentina carry no federal royalties but the provinces are entitled to collect up to 3% mine-mouth royalty (MMR).

In Santa Cruz, the province has opted to drop this MMR to 1% if the operation is a precious metals mine that produces doré bullion within the province. The agreement between CCSA and Fomicruz stipulates that any doré bullion resulting from future La Josefina operations must be produced in the province, so it is likely the project will carry the minimal 1% MMR. However, because La Josefina is a Mining Reserve in which the mineral rights belong to Fomicruz, the project also carries an additional 5% MMR payable to the province. Therefore, the total MMR for any future gold/silver/base metal production at La Josefina under the current agreement is 6%.

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

The provincial gravel roads are generally accessible via two-wheel drive vehicles in dry weather but can become slippery or cannot be used for short periods when wet, so four wheel drive vehicles are sometimes required to access the project. Gobernador Gregores and Puerto San Julián are both served by fixed wing flights two or three times per week, to and from Comodoro Rivadavia (population 135,813), an important industrial center and port city. Comodoro Rivadavia lies 428 km north of Puerto San Julián. It can be reached via paved National Route 3, a major coastal highway. Comodoro Rivadavia serves as the region's major supply center for the booming petroleum and mining industries and is served by several airline daily flights to Buenos Aires and other major cities in Argentina. National Route 3 runs from Buenos Aires on the north to Ushuaia at the southernmost tip of the continent and offers all-weather access to a number of sea ports.

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

History

Santa Cruz province - and indeed much of Patagonia - has only a short history of mineral prospecting and mining. Until the Cerro Vanguardia mine was commissioned in late 1989, only a few mineral occurrences had been identified within the 100,000 square kilometer area of the Deseado Massif.  Notably, although Coeur Mining Corporation ceased active mining operations at its Martha Mine in September, 2012, the Desado Massif continues to host three producing mines: the Cerro Vanguardia Mine (AngloGold Ashanti Limited - Fomicruz), the San Jose – Huevos Verdes Mine (Hochschild Mining plc – Minera Andes Incorporated) and the Manantial Espejo Mine (Pan American Silver Corp.). Additionally, several new mines are being readied for production, and many active exploration projects (including Coeur Mining's Joaquin exploration project) are in progress.

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

In 1998, after four years of exploring and advancing interest in the project, Fomicruz offered La Josefina for public bidding by international mining companies. In accordance with provincial law, the winner would continue exploring the project to earn the right to share production with Fomicruz of any commercial discoveries. The bid was awarded to Minamérica S. A. ("Minamerica"), a private Argentine mining company. Minamerica dug a limited number of new trenches, initiated a program of systematic surface geochemical sampling, completed several new IP-Resistivity geophysical survey lines and drilled the first exploration holes on the project – 12 diamond core holes totaling 1,320 meters in length. The results of this effort were relatively encouraging but Minamerica nevertheless abandoned the project a year later in 1999.

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

Geologic Setting

The La Josefina Project is located near the center of a large non-deformed stable platform known as the Deseado Massif, which covers an area of approximately 100,000 square kilometers in the northern third of Santa Cruz province. The Deseado Massif is a virtual twin of the Somun Cura Massif which encompasses an equally large area in the two adjoining provinces to the north. These two massifs are major metallotectonic features of the Patagonia region, and they are products of the massive continental volcanism formed by extensional rifting during the breakup of the South American and African continents in Jurassic time. The information in this paragraph is derived from "Tectonic Evolution of South America" prepared by Ramos, V.A and Aguirre-Urreta, M.B. in 2000 on behalf of the International Geological Congress.

The massifs are composed primarily of rhyolitic lavas, tuffs and ignimbrites which were erupted over a 50-million year period in middle-to late-Jurassic time (125 to 175 million years ago). The eruptives created a vast volcanic plateau which was subsequently segmented into the two massifs. These massifs are separated and bounded by sediment-filled basins: the Neuquén Basin north of the Somun Cura Massif, the San Jorge Basin between the massifs, and the Austral-Magellan Basin south of the Deseado Massif. These basins, filled largely with Cretaceous-age non-marine sedimentary rocks, are now sites of Argentina's largest oil and gas fields.

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

Exposures of rocks older than Jurassic are limited. The oldest pre-Jurassic "basement" rocks are small outcrops of metamorphic rocks thought to be late Precambrian to early Paleozoic in age (about 540 Ma). These rocks have been assigned to the La Modesta Formation in the western part of the area and to the Complejo Río Deseado in the eastern part. They consist of schists, phyllites, quartzites, gneisses and amphibolites and plutonic intrusions.

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

Epithermal deposits are high-level hydrothermal systems which usually form within one kilometer of the surface at relatively low temperatures, generally in the range of 50°C to 200°C. They commonly represent deeper parts of fossil geothermal systems and some are associated with hot-spring activity at or near the surface. The term low-sulphidation represents a variety of epithermal deposits characteristically deficient in sulfide minerals. These low-sulphidation systems are also often called "quartz-adularia" vein systems after the two most common gangue (non-valuable) minerals in the veins – quartz and adularia (a potassium-aluminum bearing silicate mineral that forms from low-temperature hydrothermal solutions and is considered diagnostic of a low-sulphidation environment.  The known deposits are steeply-dipping to sub-vertical fissure vein systems associated with intermediate to felsic volcanic centers in areas of regional faulting and are localized by structures, up to a  or more in width and hundreds of s to several kilometers in length.

Most of the epithermal systems in the Deseado Massif consist of steeply-dipping tabular veins and breccias. The mineralization of economic interest in these veins generally occurs over a limited vertical range and is concentrated in discrete bodies ("shoots") of comparatively small lateral dimensions. They are comprised of quartz veins, stockwork veins and breccias that carry gold, electrum (a gold-silver alloy), silver sulfosalts, and up to a few percent sulfide minerals, mainly pyrite, with variable, but usually small, amounts of base metal sulfides – sphalerite, galena, and/or chalcopyrite.  The thickening and thinning along and down the structure - often referred to as "pinch and swell" - is responsible for rod-like high-grade ore shoots that are hallmarks of these systems. Common gangue minerals in the veins are quartz and other forms of silica, such as chalcedony, together with variable amounts of adularia, sericite, and sometimes distinct blades of calcite and rarely barite, either of which may be totally replaced by silica.

The metals associated with low sulphidation epithermal systems are commonly zoned laterally along strike and vertically with depth. The zonation can vary considerably from area to area, but the classic zonation pattern consists of a gold and silver top giving way vertically over a few hundred s depth to a relatively silver-rich zone with continuously increasing base metals (dominantly lead and zinc with sparse copper) at increasing depth. Mineralized epithermal vein systems are also very commonly associated with anomalous amounts of arsenic, mercury, antimony, thallium and/or potassium. Any or all of these elements can form broad halos of varying widths and intensities around the vein systems and they often serve as pathfinder elements in the geochemical exploration for epithermal mineral deposits. The geochemical signature of the Deseado Massif's typical epithermal deposit is characterized by anomalous precious metals (gold-silver) and locally anomalous amounts of arsenic, mercury, antimony, mercury, lead, zinc, manganese and copper.

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

In addition to the classic low sulphidation epithermal vein systems, La Josefina contains an additional target that represents an uncommon variation of the epithermal deposit model known as hot springs-type gold. Formed as the surface expression of an epithermal system at depth, hot springs-type deposits are characterized by laminated silica layers, known as "sinter," which occasionally may contain some gold. The pipeline conduit, or feeder, for these sinters may contain hydrothermal breccias ("pipeline" breccias).

La Valenciana Property

La Valenciana is the Company's second most advanced project.  The property is located on the central-north area of the Santa Cruz Province, Argentina, and is located 25 kilometers to the west of the Company's main Piedra Labrada base camp.  The project encompasses an area of approximately 29,600 hectares, and is contiguous to the Company's La Josefina property to the east. The La Valenciana project is comprised of 11 Manifestations of Discovery covering segments of Estancia Canodon Grande, Estancia Flecha Negra, Estancia Las Vallas, Estancia La Florentina, Estancia La Valenciana and Estancia La Modesta (inactive ranches).

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

•	To purchase an additional 10% in the JV corporation, Fomicruz must reimburse the Company for 10% of the exploration expenses made by the Company during the exploration period;

•	To purchase the next 10% interest in the JV corporation, Fomicruz must reimburse the Company for 20% of the exploration expenses made by the Company during the exploration period;

•	To purchase a final additional 20% interest in the JV Corporation, Fomicruz must reimburse the Company for 25% of the exploration expenses made by the Company during the exploration period; bringing Fomicruz's total ownership interest in the JV Corporation to 49%.

At the Company's option it can purchase all but the 9% granted ownership interest in the JV Corporation from Fomicruz for USD $200,000 per percentage point owned.  The remaining 9% can be purchased for a mutually agreed amount, to be determined by negotiation between Fomicruz and the Company

Royalties

Mineral properties in Argentina carry no federal royalties but the provinces are entitled to collect up to 3% mine-mouth royalty.

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

The provincial gravel roads are generally accessible via two-wheel drive vehicles in dry weather but can become slippery or cannot be used for short periods when wet, so four wheel drive vehicles are sometimes required to access the project. Gobernador Gregores and Puerto San Julián are both served by fixed wing flights two or three times per week, to and from Comodoro Rivadavia (population 135,813), an important industrial center and port city. Comodoro Rivadavia lies 428 km north of Puerto San Julián. It can be reached via paved National Route 3, a major coastal highway. Comodoro Rivadavia serves as the region's major supply center for the booming petroleum and mining industries and is served by several airline daily flights to Buenos Aires and other major cities in Argentina. National Route 3 runs from Buenos Aires on the north to Ushuaia at the southernmost tip of the continent and offers all-weather access to a number of sea ports.

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

In 2014, CCSA conducted a shallow Diamond drilling campaign on the La Valenciana project.  This was the first drill program undertaken by the Company at La Valenciana and consisted of 42 holes totaling 3,000 meters, designed to partially test four separate targets: Principal, 19 holes totaling 1,135 meters; Valenciana, 6 holes totaling 438 meters; Rosario, 7 holes totaling 521 meters; and Florentina, 10 holes totaling 726 meters.  Detailed results of the La Valenciana drilling program are included in the Company's website, www.huntmining.com.

The Company has been actively pursuing a new exploration partner for the La Valenciana project, as of the date of this filing these discussions are still in process.

Drilling is currently planned on both La Josefina and La Valenciana with approximately 10 to 15 holes each.  Exploration will be funded through closely held insider investments and/or loans.
Ongoing negotiations with third parties for advanced exploration of mineable targets including definition drilling, excavation methods, and metallurgy to determine recoveries continue.

With the purchase of the Martha Mine, the Company intends to invest approximately $7.6 mil on the Company's ongoing exploration, development and exploitation on the La Josefina and La Valenciana Projects located in Santa Cruz, Argentina in 2016, subject to securing the necessary financing.  More specifically, the Company would use (i) $3,300,000 operating costs for mining, trucking and processing of ore from La Josefina at the Martha Mine; (ii) $3,00,000 for depreciation, exploration startup costs, to complete claims maintenance, surface leases, national and provincial taxes, permits and fees; and (iii) up to $1,000,000 on working capital.
Personnel

•	Danilo Silva; General Manager of Hunt's Argentina Subsidiary – Has served as a Senior Geologist and Project Manager with Yamana Resources and Buenaventura mining companies in his homeland of Argentina, and as general manager for Platero Resources

•	Vicente Sanchez; Exploration Manager – Professional Geologist from Argentina who leads all Hunt's Argentinean geologic crews

•	Mariano Ibaldi; Exploration Data Management – Professional Geologist who is meticulous in his documentation and analysis of data collected from all forms of sampling

•	Jorge Garay; Exploration Geologist – Senior Geologist and Project Manager with tremendous exploration experience in Santa Cruz

•	Klaus Triebel; Resource Estimation, Mine Planning & Pit Design – Most recently with Coeur as Manager – Resource Estimation, Mr. Triebel is a Senior Mine Geologist and Engineer

•	Martin Fromm; Consultant – Mine Management – Mining Engineer from Argentina, recently a Project Manager for Patagonia Gold S.A. at their Capa Oeste and Lomada mines

Bajo Pobré Property

The Bajo Pobré property covers 3,190 hectares and is mainly on the Estancia Bajo Pobré. The property is located 90 kilometers south of the town of Las Heras.

In January, 2006, CCSA signed a letter of intent with FK Minera S.A., an arm's length party to CCSA and CCSA's former parent corporation, to acquire a 100% interest in the Bajo Pobré property, a gold exploration property located in Santa Cruz province, Argentina.  On March 27, 2007 CCSA signed a definitive lease purchase agreement with FK Minera to acquire the Bajo Pobré property.  Pursuant to this agreement, CCSA can earn up to a 100% equity interest in the Bajo Pobré property by making cash payments and exploration expenditures over a 5 year earn-in period.

The required expenditures and ownership levels upon meeting those requirements are:

Year of the Agreement	Payment to FK Minera S.A.	Exploration Expenditures	Ownership
First Year (2007)	US$50,000	US$250,000	0%
Second Year (2008)	US$30,000	US$250,000	0%
Third Year (2009)	US$50,000	$0	51%
Fourth Year (2010)	US$50,000	$0	60%
Fifth Year (2011)	US$50,000	$0	100%

The Company has completed all lease payments to FK Minera S.A., the owner of the Bajo Pobré property.  The parties to the contract have finalized an amendment to the contract terms and therefore the Company's ability to retain rights to explore the Bajo Pobré property is affirmed.  As part of the amendment, the Company's obligation of exploration expenditures has been waived by FK Minera S.A., thus affirming the Company's right to ownership.

Royalties

If CCSA is able to commence commercial production on the Bajo Pobré property, CCSA shall pay FK Minera S.A. the greater of a 1% Net Smelter Royalty ("NSR") on commercial production or US$100,000 per year.  CCSA has the option to purchase the NSR for a lump sum payment of US$1,000,000 less the sum of all royalty payments made to FK Minera S.A. to that point.

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

The provincial gravel roads are generally accessible via two-wheel drive vehicles in dry weather but can become slippery or cannot be used for short periods when wet, so four wheel drive vehicles are sometimes required to access the project. Gobernador Gregores and Puerto San Julián are both served by fixed wing flights two or three times per week, to and from Comodoro Rivadavia (population 135,813), an important industrial center and port city. Comodoro Rivadavia lies 428 km north of Puerto San Julián. It can be reached via paved National Route 3, a major coastal highway. Comodoro Rivadavia serves as the region's major supply center for the booming petroleum and mining industries and is served by several airline daily flights to Buenos Aires and other major cities in Argentina. National Route 3 runs from Buenos Aires on the north to Ushuaia at the southernmost tip of the continent and offers all-weather access to a number of sea ports.

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

The Company's Bajo Pobré project does not have any known reserves, and the property does not have any processing infrastructure or equipment on site.  There are no power generation facilities on the property, and if it was to become a mine a power generation facility would have to be built or power lines would have to be run to the project.  The property does have access to a good water supply that can be utilized for both drilling and processing should it become a mine.

The Bajo Pobré project is without known reserves as defined by SEC industry Guide No. 7.

History

The Bajo Pobré property was discovered in 1970 and has been worked intermittently by several government entities and private companies.  However, serious exploration was not initiated until the mid- 90's with detailed geologic mapping and surface sampling.  Assays from this sampling yielded up to 40 grams per ton gold.  Drill targets identified from surface sampling were augmented in 2002 with additional targets derived from geophysical surveys.  In 2003 and 2004, the property saw a limited amount of exploration drilling which tested a small portion of these targets.  The specific work that was conducted from 1996 to 2004 included 62 line kilometers of IP/resistivity geophysical surveys, the emplacement and sampling of 40 trenches totaling 2,500 meters, more than 1000 surface chip and channel samples and 12 widely spaced shallow drill holes.

The Company has conducted cursory reconnaissance on the Bajo Pobré property.  The Bajo Pobré property was included in our exploration agreement with Eldorado Gold, an agreement later terminated by Eldorado in July 2013.

Mineral Exploration Activity - Bajo Pobré

The Company completed detailed geological mapping, surface soil sampling and advanced drill targeting during 2012 on the Bajo Pobré project.  The Company did not carry out any exploration work on the Bajo Pobré project in 2013, 2014 or 2015.

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

The provincial gravel roads are generally accessible via two-wheel drive vehicles in dry weather but can become slippery or cannot be used for short periods when wet, so four wheel drive vehicles are sometimes required to access the project. Gobernador Gregores and Puerto San Julián are both served by fixed wing flights two or three times per week, to and from Comodoro Rivadavia (population 135,813), an important industrial center and port city. Comodoro Rivadavia lies 428 km north of Puerto San Julián. It can be reached via paved National Route 3, a major coastal highway. Comodoro Rivadavia serves as the region's major supply center for the booming petroleum and mining industries and is served by several airline daily flights to Buenos Aires and other major cities in Argentina. National Route 3 runs from Buenos Aires on the north to Ushuaia at the southernmost tip of the continent and offers all-weather access to a number of sea ports.

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

Mineral Exploration Activity - El Gateado

CCSA began field reconnaissance work on the El Gateado property in 2006 with the completion of a topographic survey, base map generation, and a staked grid. In late 2006 and early 2007, CCSA drilled 13 holes on the El Gateado property.  Results of this drilling program, based on assay results over 1 g/t Au, were as follows (and are included in the Company's Filing Statement dated November 30, 2009, as filed on SEDAR on December 3, 2009):

Hole	From (m)	To (m)	Length (m)	Au (g/t)
GAT-DDH06 001	146.6	147.4	0.80	11.70
GAT-DDH06 001	140.2	140.8	0.60	8.24
GAT-DDH06 001	142.5	143.2	0.70	6.50
GAT-DDH06 001	144.0	145.0	1.00	4.78
GAT-DDH06 001	141.4	142.0	0.60	3.92
GAT-DDH06 001	145.0	145.8	0.80	3.82

Hole	From (m)	To (m)	Length (m)	Au (g/t)
GAT-DDH06 001	139.7	140.2	0.50	3.76
GAT-DDH06-006	21.0	22.5	1.50	3.64
GAT-DDH06 001	139.2	139.7	0.50	3.03
GAT-DDH06 001	143.2	144.0	0.80	2.92
GAT-DDH07-007	33.0	33.5	0.50	2.61
GAT-DDH06 001	140.8	141.4	0.60	2.52
GAT-DDH06 001	137.7	138.7	1.00	2.39
GAT-DDH07-008	58.6	59.5	0.90	2.33
GAT-DDH06 001	145.8	146.6	0.80	1.89
GAT-DDH07-008	55.4	55.9	0.50	1.77
GAT-DDH07-008	57.2	58.0	0.80	1.34
GAT-DDH07-012	9.0	9.5	0.50	1.32
GAT-DDH06-003	36.7	37.5	0.76	1.30
GAT-DDH07-013	10.0	11.0	1.00	1.29
GAT-DDH07-012	35.0	36.0	1.00	1.08
GAT-DDH06-004	67.0	68.0	1.00	1.07
GAT-DDH07-007	32.0	32.6	0.50	1.07
GAT-DDH06-004	16.0	17.0	1.00	1.01

CCSA incurred approximately US$706,000 in exploration expenses on the initial El Gateado drilling program. CCSA's management conducted all exploration processes except for drilling, which was conducted by an independent Argentine drilling contractor. All assay results above were based on assay work performed by an independent assay laboratory.

CCSA was encouraged by these drilling results.  However, we did not conduct any exploration activity on the El Gateado property in 2008, 2009 or 2010.

In the first quarter of 2011, CCSA prepared roads and drill pads at El Gateado.  Our Company has spent approximately $50,000 on this infrastructure work.  During 2011, the Company completed 2,358 meters of drilling on the El Gateado property.

The Company did not carry out any exploration work on the El Gateado project in 2012, 2013, 2014 or 2015.

Total costs incurred to date are approximately US$1.5 million.

There are no current detailed plans to conduct exploration on the property.

Item 4A.  Unresolved Staff Comments

Not Applicable

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis of the financial condition and operation results of the Company for the two years ended December 31, 2015 and 2014 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with IFRS.  The discussion and analysis set forth below covers the results measured under IFRS.

A.	Operating Results

2015 versus 2014

For the year ended December 31, 2015 the Company generated a net loss of $2,804,118 or $0.04 per share, compared to a net loss of $3,302,154, or $0.03 per share, for the year ended December 31, 2014.  The decreased net loss was primarily the result of decreased expenditures and the absence of a drilling program.

The Company generated interest income of $13,495 for the year ended December 31, 2015, down from $18,456 for the year ended December 31, 2014. The Company incurred net operating expenses of $2,274,750 for the year ended December 31, 2015, down from $3,077,272 for the year ended December 31, 2014.  The decrease in the net operating expenses in 2015 was mainly the result of reduced exploration expenses and payroll expenses, due to no drilling in 2015, offset by increased administrative and office expenses.

2014 versus 2013

For the year ended December 31, 2014 the Company generated a net loss of $3,302,154, or $0.03 per share, compared to a net loss of $2,680,088, or $0.02 per share, for the year ended December 31, 2013.  The increased net loss and net loss per share were primarily the result of the termination of the exploration agreement and the recovery of costs and related revenue received from operator's fees received from the Company's former exploration partner and increased expenditures relating to the Company's 2014 drilling program.

The Company generated interest income of $18,456 for the year ended December 31, 2014, down from $49,626 for the year ended December 31, 2013. The Company incurred net operating expenses of $3,077,272 for the year ended December 31, 2014, up from $2,582,371 for the year ended December 31, 2013.  The increase in the net operating expenses in 2014 was mainly the result of the termination of the exploration agreement and the recovery of costs from the Company's former exploration partner and increased expenditures relating to the Company's 2014 drilling program, offset by reduced office expenses, travel expenses, payroll expenses and professional fees.

B.	Liquidity and Capital Resources

The Company does not have any cash flow generating properties. As at December 31, 2015, the Company had $45,386 in cash and short term investments and negative working capital of $2,074,461.  As at April 30, 2016, the Company had approximately $729,020 in cash and short term investments.

 As reported in news releases on February 10, 2016 and March 3, 2016, the Corporation was scheduled to close the purchase of the Martha mine, flotation mill, equipment and buildings for US$2.7 million on March 25, 2016 subject to satisfying certain closing conditions, including the approval of Argentina's National Secretary of Mining (SMN) and TSX Venture Exchange approval.  News of the successful closing on the purchase was announced on May 12, 2016.

The terms for payment were US$1.2 million payable at closing, with the balance of US$1.5 million payable 365 days after the closing.

Ongoing negotiations with third parties for advanced exploration of mineable targets including definition drilling, excavation methods, and metallurgy to determine recoveries continue.

 With the purchase of the Martha Mine, the Company intends to invest approximately $7.6 mil on the Company's ongoing exploration, development and exploitation on the La Josefina and La Valenciana Projects located in Santa Cruz, Argentina in 2016, subject to securing the necessary financing.  More specifically, the Company would use (i) $700,000 for advance development and exploration needed to develop drilling targets: geologic mapping, surface geochemical surveys, (chip/channel/trench) sample collection, assaying and +/- geophysical surveys; (ii) $330,000 to complete claims maintenance, surface leases, national and provincial taxes, permits and fees; and (iii) up to $70,000 on general and administrative expenses.

On April 14, 2016, the Corporation entered into a loan agreement with related parties to borrow US$2 million. The loan bears interest of 8% per annum on a month to month basis and is repayable or renewable every 90 days.  The primary use of the funds is for the purchase of the Martha mine.

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

Other than minimal revenue derived from operator's fees received from the Company's former exploration partner, the Company has had no revenue from mining operations since its inception.

E.	Off-Balance Sheet Arrangements

As at December 31, 2015, the Company had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on results of operations or the financial condition of the Company.

F.	Contractual Obligations

The following table lists as of December 31, 2015 information with respect to the Company's known contractual obligations.

	Payments due by period
Contractual obligations	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years

Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under IFRS	250,000	(1)	-	-	-	250,000
Total	250,000		-	-	-	250,000
Notes:
(1)	Contingent liability in connection with a lawsuit filed in Buenos Aires on March 18, 2011 by a former director and accounting consultant against our Company and its subsidiaries for damages in the amount of US$249,041, including wages, alleged bonus payments, interest and penalties. Management considers the lawsuit to be baseless and intends to defend our Company and its subsidiaries to the fullest extent possible (see Note 19(c) to audited consolidated financial statements for the year ended December 31, 2015).
G.	Safe Harbor

Not Applicable

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table lists as of April 30, 2016 the names of the directors and senior management of the Company.

The Company's Board of Directors (the "Board" or "Board of Directors") currently consists of four directors.  Our directors are elected annually at each annual meeting of our Company's shareholders.

Our Board of Directors currently has two committees: the Audit Committee and the Compensation Committee.  The Board has not appointed a nominating committee because the Board fulfills these functions. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Our Board of Directors is responsible for appointing our Company's officers.Name, Province/State and Country of Residence and Position with the Company	History with Company	Principal Occupation	Additional Employment History
Tim Hunt Washington, USA Executive Chairman, President, Chief Executive Officer and Director • Relationships to other management: Father of Darrick Hunt
• President, Chief Executive Officer and Director from January 2014 to current
• Executive Chairman from April 2010 to current
• Director from December 2009 to current
• Chief Executive Officer, Executive Chairman and Director of the Company from December 2009 to April 2010

• President, T.R.A. Industries, Inc., doing business as Huntwood Industries, from 1988 to current
• Location:
23800 E Appleway Ave
Liberty Lake, WA 99019
• Type of business: Building products manufacturing company
• None
Bob Little Washington, USA Chief Financial Officer • Relationships to other management: None	• Chief Financial Officer from January 2014 to current
• Chief Financial Officer of Hunt Mining, from January 2014 to current; Direct Assistant to Tim Hunt, Executive Chairman, from December 2009 to current
• Direct Assistant to Tim Hunt,  President, T.R.A. Industries, Inc., doing business as Huntwood Industries, from 2004 to current
• None
Darrick Hunt Washington, USA Director • Relationships to other management: Son of Tim Hunt	• Director from December 2009 to current
• Chief Financial Officer of T.R.A. Industries, Inc., doing business as Huntwood Industries, from January 2006 to current
• Location:
23800 E Appleway Ave
Liberty Lake, WA 99019
• Type of business: Building products manufacturing company
• Controller of T.R.A. Industries, Inc., 23800 E Appleway Ave, Liberty Lake, WA 99019, from May 1999 to January 2006

Our Board of Directors is responsible for appointing our Company's officers.Name, Province/State and Country of Residence and Position with the Company	History with Company	Principal Occupation	Additional Employment History
Alan Chan(1) (2) Alberta, Canada Director • Relationships to other management: None	• Director from June 2008 to current
• President and principal of A.C. Capital Inc. (formerly called A.C. Management Inc.) from March, 1996 to current
• Location:
Suite 628, 138-4th Ave S.E.
Calgary, Alberta, Canada T3E 2J4
• Type of business: Financial consulting company
• Founder and Principal of China Pacific Industrial Corp. • Suite 328, 1333-8th St. SW, Calgary, Alberta, Canada T2R 1M6, from July, 1994 to September, 1997
Alastair Summers(1) Idaho, USA Director • Relationships to other management: None	• Director from April 2014 to current	• Semi-retired mining engineer consultant	• Professional Engineer-Mining, former V.P. & GM for Hecla Mining operations in Mexico & Venezuela, Worked for Stillwater, Paramount Gold and others.
Matthew Hughes Washington, USA Director of Cerro Cazador S.A. • Relationships to other management: None	• President, Chief Executive Officer and Director of the Company from April 2010 to December 2013 • Chief Operating Officer and Director from December, 2009 to April 2010	• Principally employed by Hunt Mining, from February 2010 to current
• Executive Vice-President and Chief Operating Officer, HuntMountain, 1611 N. Molter Rd #201, Liberty Lake, WA 99019, from December 2005 to February 2010
• Chief Geologist of Mundoro Mining Inc., 543 Granville St., Suite 702 Vancouver, B.C., Canada V6C 1X8, a mining company, from October 2003 to December 2005

Our Board of Directors is responsible for appointing our Company's officers.Name, Province/State and Country of Residence and Position with the Company	History with Company	Principal Occupation	Additional Employment History
Danilo Silva Pigue, Argentina Director and President of Cerro Cazador S.A. • Relationships to other management: None	• Director of Cerro Cazador S.A. from February, 2006 to current	• President of Cerro Cazador S.A., the Company's wholly-owned subsidiary, from February 2006 to current • Location: Buenos Aires, Argentina • Type of business: Mining company
• Vice President for Hidefield Argentina S.A.,  Argentina, from 2005 to 2010
• Consultant for Cia De Minas Buenaventura Argentina, Argentina, from 2004 to 2007
• Consultant for J.V. Yamana – Buenaventura S.A.A., Argentina, from 2002 to 2004
• Consultant for Yamana Resources from 2001 to 2002
• General Manager for Platero Resources, Argentina, from 2000 to 2001
• Project Manager for Compania Minera Polimet S.A., Argentina, from 1995 to 1999

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

The following table sets forth the total compensation earned by each director of the Company in 2015:

Director	Year	Fees earned ($)	Share-based Awards ($)	Option-based awards(1) ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan ($)	Long-term Incentive Plan ($)

Darrick Hunt	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Alan Chan	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Alastair Summers	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The following table sets forth the compensation paid to the Company's executive officers and members of its administrative body during 2015:

Named Executive Officer and Principal Position	Year	Salary ($)	Share-based Awards ($)	Option-based awards ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan ($)	Long-term Incentive Plan ($)

Tim Hunt(3) Executive Chairman, President and Chief Executive Officer	2015	64,151	Nil	Nil	Nil	Nil	Nil	Nil	64,151

Bob Little Chief Financial Officer and Secretary	2015	144,728	Nil	Nil	Nil	Nil	Nil	Nil	144,728

Danilo Silva President, Cerro Cazador S.A	2015	142,459	Nil	Nil	Nil	Nil	Nil	Nil	113,436

The following table sets forth all option-based awards and share-based awards outstanding to the Company's directors and executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended December 31, 2015:

Director or Executive Officer	Option–based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value vested share-based awards not paid out or distributed ($)
Tim Hunt(4) Executive Chairman, President and Chief Executive Officer	10,000 100,000	$1.00 $1.00	04/23/2018 04/04/2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Bob Little Chief Financial Officer and Secretary	35,000	$1.00	04/04/2019	Nil	Nil	Nil	Nil
Danilo Silva President, Cerro Cazador S.A.	15,000 5,000	$3.00 $1.00	02/27/2017 04/23/2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Note:	(1) Value is calculated based on the difference between the closing market price of the Corporation's common shares on the TSXV on December 31, 2015, which was $0.02, and the exercise price of the options, multiplied by the number of options.

No funds were set aside or accrued by the Company during 2015 to provide pension, retirement or similar benefits for Directors or Executive Officers.

C.	Board Practices

The Articles of the Company provide for a minimum of three and a maximum of nine directors. The Company's Board of Directors (the "Board" or "Board of Directors") currently consists of four directors.  Our directors are elected annually at each annual meeting of our Company's shareholders.

Our Board of Directors currently has two committees: the Audit Committee and the Compensation Committee.  The Board has not appointed a nominating committee because the Board fulfills these functions. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Our Board of Directors is responsible for appointing our Company's officers.

Our Audit Committee consists of Alan Chan and Alastair Summers. Both Mr. Chan and Mr. Summers are independent under the listing standards regarding "independence" of the NYSE MKT Equities Exchange.

National Instrument 52-110 Audit Committees, ("NI 52-110") provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the issuer, which could, in the view of the corporation's board of directors, reasonably interfere with the exercise of the member's independent judgment.  Mr. Chan is also considered independent within the meaning of NI 52-110.

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

Our Audit Committee Financial Expert is Alan Chan.

The Compensation Committee of our Company's Board of Directors is responsible for ensuring that our Company has in place an appropriate plan for executive compensation and for making recommendations to the Board of Directors with respect to the compensation of the our executive officers. The Compensation Committee consists of the following Board member: Alan Chan. Mr. Chan is independent.

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

On June 24, 2015, the Company's common shares were consolidated on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.  All common share, share option, share purchase warrant and per share figures below have been adjusted to reflect the 10:1 share consolidation.

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

Name and Municipality of Residence	Common Shares of the Company Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)
Tim Hunt Greenacres, Washington, USA Executive Chairman, Chief Executive Officer, President and Director	104,574,378(3)	94.99%
Bob Little Washington, USA Chief Financial Officer and Secretary	289,209(4)	*
Darrick Hunt, CPA Washington, USA Director	280,742(5)	*
Alan P. Chan Calgary, Alberta, Canada Director	52,753(6)	*
Alastair Summers Idaho, USA Director	26,227(7)	*
Danilo Silva Pigue, Argentina Director; President of CCSA	20,000(8)	*
Directors and Executive Officers as a Group (Six People)	105,243,309(9)	95.60%
* Denotes less than one percent.

Notes:
(1)	Under Rule 13d–3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of common shares actually outstanding on December 31, 2015.

(2)	For each person and group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of the 62,150,298 common shares that were outstanding as of April 30, 2016 and the number of common shares that such person or group had the right to acquire on or within 60 days of that date, including, but not limited to, upon the exercise of stock options and purchase warrants.

(3)	Consists of 54,180,554 common shares held by Hunt Family Limited Partnership, 2,783,824 common shares directly held by Mr. Tim Hunt, 10,000 common shares issuable upon exercise of stock options at an exercise price of $1.00 per share set to expire on April 23, 2018, 100,000 common shares issuable upon exercise of stock options at an exercise price of $1.00 per share set to expire on April 4, 2019, 22,500,000 common shares issuable upon exercise of purchase warrants at an exercise price of $0.05 per share set to expire on July 20, 2020, and 25,000,000 common shares issuable upon exercise of purchase warrants at an exercise price of $0.02 per share set to expire on October 13, 2020.

(4)	Consists of 254,209 common shares held directly by Mr. Bob Little and 35,000 common shares issuable upon exercise of stock options at an exercise price of $1.00 per share set to expire on April 4, 2019.

(5)	Consists of 200,742 common shares held directly by Mr. Darrick Hunt, 5,000 common shares issuable upon exercise of stock options at an exercise price of $3.00 per share set to expire on February 27, 2017 and 75,000 common shares issuable upon exercise of stock options at an exercise price of $1.00 per share set to expire on April 4, 2019.

(6)	Consists of 23,000 common shares held directly by Mr. Alan Chan, 19,753 common shares issuable upon exercise of stock options at an exercise price of $3.10 per share set to expire on January 27, 2016, 5,000 common shares issuable upon exercise of stock options at an exercise price of $3.00 per share set to expire on February 27, 2017, and 50,000 common shares issuable upon exercise of stock options at an exercise price of $1.00 set to expire on April 4, 2019.

(7)	Consists of 1,227 common shares held directly by Mr. Alastair Summers, and 25,000 common shares issuable upon exercise of stock options at an exercise price of $1.00 set to expire on April 4, 2019.

(8)	Consists of 15,000 common shares issuable upon exercise of stock options at an exercise price of $3.00 per share set to expire on February 27, 2017 and 5,000 common shares issuable upon exercise of stock options at an exercise price of $1.00 per share set to expire April 23, 2018.

(9)	Includes 344,753 common shares issuable upon exercise of the stock options and 47,500,000 common shares issuable upon the exercise of the purchase warrants described in the foregoing notes.

The information as to shares beneficially owned or controlled or directed, directly or indirectly, not being within our knowledge, has been furnished by the officers and directors.
Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the knowledge of the Company's directors and executive officers, as of April 30, 2016, no person beneficially owns, or controls or directs, directly or indirectly, common shares of the Company carrying 5% or more of the voting rights attached to all issued and outstanding common shares of the Company except as follows:

Name and Municipality of Residence[1]	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)
Hunt Family Limited Partnership (3) Liberty Lake, Washington, USA	54,180,554(4)	49.22%
Tim Hunt Liberty Lake, Washington, USA	104,574,378(4)	94.99%

Notes:
(1)	Under Rule 13d–3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect what the person's actual ownership or voting power will be with respect to the number of common shares actually outstanding immediately after the completion of the offering contemplated by this prospectus.

(2)	For each person included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person as described above by the sum of the 62,150,298 common shares that were outstanding as of April 30, 2016 and the number of common shares that such person had the right to acquire on or within 60 days of that date, including, but not limited to, upon the exercise of stock options and purchase warrants.

(3)	Hunt Family Limited Partnership is an entity controlled by Tim Hunt and his spouse Resa Hunt. Accordingly, Mr. Hunt is deemed to be the beneficial owner of the 54,180,554 common shares held by Hunt Family Limited Partnership. Mr. Hunt is our Company's Executive Chairman, Chief Executive Officer, President, and a Director.

(4)	Consists of 54,180,554 common shares held by Hunt Family Limited Partnership, 2,783,824 common shares directly held by Mr. Tim Hunt, 10,000 common shares issuable upon exercise of stock options at an exercise price of $1.00 per share set to expire on April 23, 2018, 100,000 common shares issuable upon exercise of stock options at an exercise price of $1.00 per share set to expire on April 4, 2019, 22,500,000 common shares issuable upon exercise of purchase warrants at an exercise price of $0.05 per share set to expire on July 20, 2020, and 25,000,000 common shares issuable upon exercise of purchase warrants at an exercise price of $0.02 per share set to expire on October 13, 2020.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

During the year ended December 31, 2015, the Company incurred $142,459 (2014 – $113,436) in professional fees expense relating to the services of the President of CCSA. Included in accounts payable and accrued liabilities as at December 31, 2015 was $90,960 (December 31, 2014 - $25,685) owing to the President of CCSA for professional geological fees.  Included in accounts payable and accrued liabilities as at December 31, 2015, the Company had a payable due to the President of CCSA for $373 (December 31, 2014 - $Nil) for field expenses.  Included in prepaid expenses as at December 31, 2015, the Company had a receivable due from the President of CCSA for $Nil (December 31, 2014 - $2,497) for cash advanced for field expenses.

During the year ended December 31, 2015, the Company incurred $39,663 (2014 - $31,615) in professional fees expense relating to the accounting services of a director of CCSA.  Included in accounts payable and accrued liabilities as at December 31, 2015, the Company had a payable owing to the director of CCSA of $31,890 (December 31, 2014 – $5,580).  Included in accounts payable and accrued liabilities as at December 31, 2015, the Company had a payable due to the director of CCSA of $122 (December 31, 2014 - $Nil) for miscellaneous expenses.  Included in prepaid expenses as at December 31, 2015, the Company had a receivable due from the director of CCSA of $Nil (December 31, 2014 - $359) for cash advanced for miscellaneous expenses.

During the year ended December 31, 2015, the Company incurred $Nil (2014 - $16,684) in professional fees expense relating to the consulting services of a director.  Included in accounts payable and accrued liabilities as at December 31, 2015 was $6,709 (December 31, 2014 - $5,625) owing to a director for consulting fees.

During the year ended December 31, 2015, the Company incurred $80,738 (2014 - $48,533) in administrative and office expenses relating to the rental of office space and various administrative services and expenses payable to Hunt Family Limited Partnership, LLC, an entity controlled by the Company's President, CEO and Executive Chairman.  Included in accounts payable and accrued liabilities as at December 31, 2015 was $85,677 (December 31, 2014 - $51,284) owing to Hunt Family Limited Partnership, LLC relating to the rental of office space and various administrative services and expenses.

During the year ended December 31, 2015, the Company received $563,296 from Hunt Family Limited Partnership, LLC for general administrative purposes.  Included in accounts payable and accrued liabilities as at December 31, 2015 was $563,296 (December 31, 2014 - $Nil) owing to Hunt Family Limited Partnership, LLC relating funds received for general administrative purposes.

All related party transactions are in the normal course of business.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management, including the Executive Chairman and Chief Executive Officer, the Chief Financial Officer, a Director of the Company, the President of CCSA and a Director of CCSA, is as follows:

	Years ended
	December 31, 2015	December 31, 2014
Salaries and benefits	208,879	197,188
Consulting fees	182,121	161,734
Share based compensation	1,371	53,400
	$392,371	$412,322

C.	Interests of Experts and Counsel

Not Applicable

Item 8.  Financial Information

A.	Consolidated Statements and Other Financial Information

The financial statements as required under Item 18 are attached hereto and found immediately following Item 19 of this Annual Report.  The Company's auditor is Crowe MacKay LLP, Chartered Accountants.  An auditor's report of Crowe MacKay LLP with respect to the fiscal years ended December 31, 2015 and 2014 and the statements of financial position as at December 31, 2015 and 2014, are included herein immediately preceding the consolidated financial statements.

The Company has no history of paying dividends and the Company does not contemplate that any dividends will be paid on its shares in the immediate or the foreseeable future.

B.	Significant Changes

There have been no significant changes in the Company since the date of the Company's annual financial statements.

Item 9.  The Offer and Listing

A.	Offer and Listing Details

The following tables set forth the reported high and low closing bid prices on the TSXV for (a) the Company's five most recent fiscal years; (b) each quarterly period for the Company's past two fiscal years and for the first quarter of the Company's 2014 fiscal year, and (c) for each of the six months from October 2014 to March 2015:

 High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended	TSXV (CAD$)
December 31	High	Low
2015	$0.02	$0.02
2014	$0.05	$0.01
2013	$0.16	$0.01
2012	$0.36	$0.07
2011	$0.67	$0.19
2010	$0.65	$0.28

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2015
	TSXV (CAD$)
Period Ended	High	Low
March 31, 2016	$0.08	$0.02
December 31, 2015	$0.02	$0.02
September 30, 2015	$0.06	$0.02
June 30, 2015	$0.05	$0.02
March 31, 2015	$0.04	$0.01
December 31, 2014	$0.03	$0.01
September 30, 2014	$0.04	$0.03
June 30, 2014	$0.04	$0.02
March 31, 2014	$0.05	$0.02

High and Low Prices for the Most Recent Six Months
	TSXV (CAD$)
Period	High	Low
March 2016	$0.08	$0.02
February 2016	$0.02	$0.02
January 2016	$0.02	$0.02
December 31, 2015	$0.02	$0.02
November 30, 2015	$0.02	$0.02
October 31, 2015	$0.02	$0.02

We have no class of securities registered under the Securities Exchange Act of 1934, as amended, and none of our securities are traded on any stock exchange or stock quotation system in the United States.

B.	Plan of Distribution

Not Applicable

C.	Markets

Our common shares were originally listed on the TSXV under the trading symbol "SMMP".  In accordance with TSXV policies, trading in our common shares was halted upon the announcement of our letter intent with HuntMountain dated June 23, 2009, in respect of our Qualifying Transaction. Trading of our common shares resumed on the TSXV on January 4, 2010, as we satisfied the listing requirements of the TSXV for a "Tier 2" issuer under TSXV policies upon closing of the Qualifying Transaction.

At a Special and Annual Meeting of Hunt Mining's shareholders held on February 1, 2010 our shareholders approved a change of our name from "Sinomar Capital Corp." to "Hunt Mining Corp." The TSXV approved the new name and the common shares began trading under the new symbol "HMX" on Tier 2 of the TSXV on February 5, 2010.

D.	Selling Shareholders

Not Applicable

E.	Dilution

Not Applicable

F.	Expenses of the Issue

Not Applicable

Item 10.  Additional Information

A.	Share Capital

Not Applicable

B.	Memorandum and Articles of Association

ARTICLES AND BY-LAWS OF OUR COMPANY

As discussed above under the heading "Company Information", our Company was incorporated under the laws of the Province of Alberta, Canada on January 10, 2006. The Company was continued to British Columbia effective November 6, 2013.

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

Directors

Our directors are elected annually at each annual meeting of our Company's shareholders.  Our Articles provide that the Board of Directors may, between annual meetings, appoint one or more additional directors to serve until the next annual meeting, but the number of additional directors must not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of our Company's shareholders.

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

Neither our Articles nor By-laws restrict: (i) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested (although the Business Corporations Act (British Columbia) generally requires a director who is materially interested in a material contract or material transaction to disclose his or her interest to the Board, and to abstain from voting on any resolution to approve the contract or transaction, failing which the Court of Queen's Bench of British Columbia may, on application of our Company or any of our shareholders, set aside the material contract or material transaction on any terms that it thinks fit, or require the director to account to the Company for any profit or gain realized on it, or both); or (ii) our directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Neither our Articles nor By-laws set out a mandatory retirement age for our directors. Our directors are not required to own securities of our Company in order to serve as directors.

Authorized Capital

Our Articles provide that our authorized capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value.

Rights, Preferences and Restrictions Attaching to Our Shares

Our Articles set forth the following rights, privileges, restrictions and conditions attaching to our common shares:

•	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
•	subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our Company, to share equally in the remaining property of our Company on liquidation, dissolution or winding-up of our Company;
•	subject to the rights of the preferred shares, the common shares are entitled to receive dividends if, as, and when declared by the Board of Directors.

Our Articles provide that:

•	our preferred shares may be issued in one or more series;
•	our directors may fix the number of shares which is to comprise each series of preferred shares, and the designation, rights, privileges, restrictions and conditions attaching to each series;
•	the preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of our Company, rank in parity with the preferred shares of every other series, and be entitled to preference over the common shares;
•	the preferred shares of any series may also be given such other preferences, not inconsistent with our Articles, over the common shares;
•	if any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares are not paid in full, all series of preferred shares shall participate rateably in respect of cumulative dividends and return of capital; and
•	unless the directors otherwise determine in the Articles of Amendment designating a series of preferred shares, the holder of preferred shares shall not be entitled to receive notice of or vote at any meeting of our Company's shareholders, except as otherwise specifically provided in the Business Corporations Act (British Columbia).

Our Articles provide for a series of preferred shares of our Company that are designated as "Preferred Shares, Series 1" (the "Series 1 Preferred Shares"), consisting of 20,881,493 shares and having attached to them the following preferences, rights, privileges, limitations, restrictions and conditions:

•	the issue price of the Series 1 Preferred Shares is $0.20 per share;
•	except as otherwise specifically provided in the Business Corporations Act (British Columbia), the holders of the Series 1 Preferred Shares are not entitled to receive notice of or vote at any meeting of our Company's shareholders;
•	the Series 1 Preferred Shares are not transferable without the consent of the TSXV;
•	the Series 1 Preferred Shares are not redeemable by our Company or by the holder without the consent of the TSXV;
•	the holders of the Series 1 Preferred Shares have the right to convert the Series 1 Preferred Shares into common shares on the basis of one Series 1 Preferred Share for one common share, subject to adjustment in accordance with the Articles, provided that such conversion shall not result in the Public Float (as defined in the policies of the TSXV) being less than 20% of the total issued common shares of our Company; and
•	upon the distribution of assets or return of capital in the event of the liquidation, dissolution or winding-up of our Company, the holders of the Series 1 Preferred Shares shall be entitled to receive in priority in any distribution to the holders of the common shares and any other shares of our Company ranking junior to the Series 1 Preferred Shares, an amount equal to $0.001 per Series 1 Preferred Share, and upon such payment, the holders of the Series 1 Preferred Shares shall be entitled to receive the remaining property of the Company pro-rata with the holders of the common shares.

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

Shareholder Meetings

The Business Corporations Act (British Columbia) provides that: (i) meetings of shareholders must be held in (British Columbia), unless otherwise provided in a company's by-laws; (ii) directors must call an annual meeting of shareholders not later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (v) only shareholders entitled to vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the Court of Queen's Bench of (British Columbia) may order a meeting to be called, held and conducted in a manner that the Court directs.

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

Distributions on Common Shares

U.S. Holders receiving dividend distributions, including constructive dividends, with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income (see more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed the current and accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as a gain from the sale or exchange of the common shares.  (see more detailed discussion at "Sale or Other Taxable Disposition of Common Shares" below). Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Gain or loss may be recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from a corporation (unless the corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the corporation.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

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

The Company is required to file financial statements and other information with the Securities Commission.  The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company's executive offices, located at 23800 E Appleway Ave, Liberty Lake, WA, 99019, USA.

I.	Subsidiary Information

Not Applicable
Item 11.  Quantitative and Qualitative Disclosures About Market Risk

The Company's mineral properties are all currently at the exploration stage and the Company's operations are limited to exploring those properties.  The Company is exposed to certain financial risks, including currency risk, liquidity risk, price risk and interest rate risk.

Currency risk

The Company holds cash balances, incurs payables and has receivables that are denominated in the Canadian Dollar, the United States Dollar and the Argentine Peso. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar, and the United States Dollar and the Argentine Peso, resulting in currency gains or losses for the Company.

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. A significant change in the currency exchange rates between the United States dollar relative to the Canadian dollar and the Argentine Peso could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Credit risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.

The Company's cash and equivalents are held through Canadian, United States and Argentine financial institutions.

The Company maintains its cash and equivalents in multiple financial institutions. The Company maintains cash in an Argentine bank. The Argentine accounts, which had a Canadian dollar balance of $38,388 at December 31, 2015 (December 31, 2014 - $11,117) are considered uninsured and may be at risk in case of the failure of the bank.

The Company controls for this risk by only keeping funds in Argentina sufficient to meet approximately two months of operating expenses.

The Company pays VAT to the Argentine government on all expenses in Argentina.  This creates a VAT receivable owed by the government of Argentina.  The Company's receivable at December 31, 2015 is $868,809 ($1,353,998 – undiscounted) (December 31, 2014 - $557,480 ($1,308,076 – undiscounted).  The Company believes this to be a collectible amount and it is backed in the strength and laws of the Argentine government.  If for some reason the government did not pay, changed the laws, defaulted on the receivable or the Company never achieved any mineral production, the Company could lose the full value of the receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure.  The Company is dependent on the capital markets to raise capital by issuing equity in the Company to support operations. The current environment is prohibitive for the issuance of capital and there is no guarantee that should the Company need to raise new capital to support operations it will be able to do so on favorable terms, if at all.  All of the Company's accounts payable and accrued liabilities are current and payable within one year.

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

Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company's earnings and liabilities.  In the normal course of business, the Company's exposure to interest rate risk is low due to the fact that the amounts outstanding are insignificant.
Item 12.  Description of Securities Other Than Equity Securities

Not Applicable
PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures
The Company's management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this report.  Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2015, our disclosure controls and procedures are effective.

Management's Annual Report on Internal Control over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act).  Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, using the Internal Control - Integrated Framework from 1992, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company's internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2015.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. The Company's management's report was not subject to attestation by the Company's registered independent public accounting firm because it is not an accelerated filer or large accelerated filer and exempt as an Emerging Growth Company.

Changes in Internal Control over Financial Reporting
There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

The Company's Audit Committee currently consists of two members, both of whom are financially literate.  Our board of directors has determined that Mr. Alan Chan meets the requirements of an "audit committee financial expert" as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B.  Code of Ethics

Our board of directors has not yet adopted a written code of conduct for directors, officers and employees. The Audit Committee has adopted a Whistle Blower Policy which establishes a procedure for any person to report any serious concern regarding business ethics related to our Company as well as any serious concern regarding a questionable accounting, internal accounting controls or auditing matter. The board has found that the fiduciary duties placed on individual directors and officers by the Business Corporations Act (British Columbia) and applicable jurisprudence, and on the individual director's participation in decisions of the board in which the director has an interest, have been sufficient to ensure that the board operates in the best interests of the Company.

Item 16C.  Principal Accountant Fees and Services

Audit Fees

The following table sets forth the aggregate fees billed to us by our principal accountant Crowe Mackay LLP in the 2015 fiscal year and our former accountant, MNP LLP, Chartered Accountants, in the 2014 fiscal year::

	Year ended December 31,
	2015	2014
Audit fees	$25,500	$67,000
Audit-related fees	Nil	Nil
Tax fees(1)	3,570	28,000
All other fees(2)	23,808	6,000
Total	$52,898	$101,000

Notes:
 (1) Fees for the preparation and completion of the Corporation's tax returns.
 (2) Fees related to the quarterly review of financial statements and non-audit professional services.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F.  Changes in Registrant's Certifying Accountant

Resignation of MNP LLP, Chartered Accountants

During the Company's three most recent fiscal years, MNP LLP ("MNP"), who were previously engaged as the principal accountant to audit the Company, resigned.

The Company requested and MNP agreed to submit its resignation as the Company's principal accountant effective January 20, 2015.  The Audit Committee and the Board of Directors of the Corporation considered and approved the decision to change accountants.

The report of MNP, the Company's principal accountant appointed by the Board of Directors, on the Company's consolidated financial statements for the fiscal years ended December 31, 2013 and 2012 did not contain an adverse opinion, a disclaimer of opinion, a modification or qualification.  The audit report did include comments on "Emphasis of Matter" as it relates to the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

During the Company's three most recent fiscal years and any subsequent interim period preceding such resignation, there were no disagreements with MNP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, in not resolved to the satisfaction of MNP, would have caused it to make reference to the subject matter of the disagreements in connection with its report.  None of the following events occurred within the Company's two most recent fiscal years and any subsequent interim period preceding MNP's resignation:

(A)	MNP advised the Company that the internal controls necessary for the Company to develop reliable financial statements did not exist;

(B)	MNP advised the Company that information came to MNP's attention that has led it to no longer be able to rely on management's representations, or that had made it unwilling to be associated with the consolidated financial statements prepared by management;

(C)	MNP advised the Company of the need to expand significantly the scope of its audit, or that information came to MNP's attention during the Company's two most recent fiscal years and any subsequent interim period, that if further investigated may:

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

(ii)	cause it to be unwilling to rely on management's representations or to be associated with the Company's consolidated financial statements; and due to MNP's resignation (due to audit scope limitations or otherwise), or for any other reason, MNP did not so expand the scope of its audit or conduct such further investigation; or

(D)	MNP advised the Company that information came to MNP's attention that it had concluded materially impacts the fairness or reliability of either:

(i)	a previously issued audit report or the underlying consolidated financial statements, or

(ii)	the consolidated financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent consolidated financial statements covered by an audit report (including information that, unless resolved to MNP's satisfaction, would prevent it from rendering an unqualified audit report on those consolidated financial statements); and due to MNP's resignation (due to audit scope limitations or otherwise), or for any other reason, the issue had not been resolved to MNP's satisfaction prior to its resignation.

Appointment of Crowe MacKay LLP, Chartered Accountants

The Company engaged Crowe MacKay LLP ("Crowe MacKay") as its principal accountant to audit its consolidated financial statements effective March 23, 2015.  During the Company's two most recent fiscal years and any subsequent interim period prior to engaging Crowe MacKay, the Company did not consult Crowe MacKay regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.

The following Consolidated Financial Statements pertaining to the Company are filed as part of this annual report:

Years Ended December 31, 2015 and 2014
Independent Auditors' Report
Consolidated Statements of Financial Position
Consolidated Statements of Loss and Comprehensive Loss
Consolidated Statement of Changes in Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013
Independent Auditors' Report
Consolidated Statements of Financial Position
Consolidated Statements of Loss and Comprehensive Loss
Consolidated Statement of Changes in Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

Item 19.  Exhibits

Exhibit Number Name

1(1)	Articles of Hunt Mining Corp.
8(2)	List of Subsidiaries
12.1	Certification of the Principal Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1(3)	Letter from MNP LLP to the US Securities and Exchange Commission dated July 31, 2015

(1)	Incorporated by reference to Exhibit 3.1 to Hunt Mining Corp.'s registration statement on Form F-1/A-3, filed with the SEC on March 31, 2014.
(2)	See Item 4.C., Organizational Structure, herein.
(3)	Previously filed as an exhibit to Hunt Mining Corp.'s annual report on Form 20-F, filed with the SEC on May 1, 2015.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUNT MINING CORP.

/s/ Tim Hunt
Tim Hunt
Executive Chairman, Chief Executive Officer and President
(Principal Executive Officer)

Date: May 20, 2016

/s/ Bob Little
Bob Little
Chief Financial Officer
(Principal Financial Officer)

Date: May 20, 2016

Audited Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2015 and 2014

Management's Report
To the Shareholders of Hunt Mining Corp. (the "Company")
Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards.  This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.
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

 (signed) (signed)
Tim Hunt Bob Little
President and Chief Executive Officer                                               Chief Financial Officer

Spokane, Washington
May 5, 2016

Crowe MacKay™

Crowe MacKay LLP
Member Crowe Horwath International

Elveden House
1700, 717- 7 Avenue SW
Calgary, AB T2P 0Z3
+1.403.294.9292 Tel
+1.403.294.9262 Fax
+1.866.599.9292 Toll Free
www.crowemackay.ca

Independent Auditors' Report

To the Shareholders of Hunt Mining Corp.

We have audited the accompanying consolidated financial statements of Hunt Mining Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hunt Mining Corp. and its subsidiaries as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of matter
Without modifying our opinion, we draw attention to Note 3 to the consolidated financial statements which describes the material uncertainty that may cast significant doubt about the ability of Hunt Mining Corp. to continue as a going concern.

Crowe MacKay LLP

Chartered Professional Accountants

Calgary, Alberta
May 5, 2016

Hunt Mining Corp.
Consolidated Financial Statements

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Consolidated Statements of Financial Position
		December 31,	December 31,
	NOTE	2015	2014

CURRENT ASSETS:
Cash and equivalents	7	$45,386	$115,246
Accounts receivable		119,402	69,554
Prepaid expenses		9,064	13,470
Total Current Assets		173,852	198,270

NON-CURRENT ASSETS:
Property and equipment	9	1,001,048	943,241
Performance bond	12	489,620	336,850
VAT receivable, net of discount	13	868,809	557,480
Other deposit	20(c)	94,998	95,964
Minimal presumed income tax receivable	16	390,919	394,902
Total Non-Current Assets:		2,845,394	2,328,437

TOTAL ASSETS:		$3,019,246	$2,526,707

CURRENT LIABILITIES:
Bank indebtedness		$40,775	$-
Accounts payable and accrued liabilities		2,094,175	729,691
Taxes payable		113,363	124,307
Total Current Liabilities:		2,248,313	853,998

NON-CURRENT LIABILITIES:
Loan payable	15	-	82,069
Provision	20(c)	250,000	125,000
Total Non-Current Liabilities:		250,000	207,069

TOTAL LIABILITIES:		$2,498,313	$1,061,067

SHAREHOLDERS' EQUITY:
Share capital	10	$26,987,416	$26,392,416
Contributed surplus	11	9,578,881	9,416,187
Warrants	10	1,030,000	160,725
Deficit		(37,282,555)	(34,478,437)
Accumulated other comprehensive income (loss)		207,191	(25,251)
Total Shareholders' Equity:		$520,933	$1,465,640
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:		$3,019,246	$2,526,707

Going Concern (Note 3)
Subsequent Event (Note 22)
Commitments and Provision (Note 20)

Approved on behalf of the Board of Directors

Signed "Tim Hunt"

Signed "Alan Chan"

The accompanying notes are an integral part of these consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Consolidated Statements of Loss and Comprehensive Loss
			Years ended December 31,
	NOTE		2015	2014

OPERATING EXPENSES:
Professional fees			$379,330	$393,221
Exploration expenses			427,468	1,084,971
Travel expenses			190,368	189,317
Administrative and office expenses			446,557	294,781
Payroll expenses			663,228	744,618
Share based compensation	11		1,969	57,970
Interest expense and banking charges			53,716	55,652
Depreciation	9		112,114	256,742

Total operating expenses:			3,077,272	3,077,272

OTHER INCOME/(EXPENSE):
Interest income			13,495	18,456
Miscellaneous expense	8		8,881	(4,036)
VAT discount and accretion	13		265,964	(23,537)
Loss on foreign exchange			(604,452)	(143,294)
Contingent liability accrual	20	(c)	(125,000)	-

Total other income:/(expense)			(441,112)	(152,411)

LOSS - before income tax			(2,715,862)	(3,229,683)

Income taxes	15		(88,256)	(72,471)

NET LOSS FOR THE YEAR			$(2,804,118)	$(3,302,154)

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to net loss
Change in value of performance bond	12		152,770	(3,333)
Translation of foreign operations into Canadian dollar presentation			79,672	(63,324)

TOTAL NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR:			$(2,571,676)	$(3,368,811)

Weighted average shares outstanding - basic and diluted			76,226,385	125,398,933

NET LOSS PER SHARE - BASIC AND DILUTED:			$(0.04)	$(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Consolidated Statement of Changes in Shareholders' Equity

			Accumulated
			Other
			Comprehensive	Contributed
	Share Capital	Deficit	Loss	Surplus	Warrants	Preferred Shares	Total

Balance - January 1, 2014	$26,062,481	$(31,176,283)	$41,406	$9,358,217	$-	$-	$4,285,821

Net Loss	-	(3,302,154)	-	-	-	-	(3,302,154)

Other comprehensive loss	-	-	(66,657)	-	-	-	(66,657)
Share capital issued	500,000	-	-	-	-	-	500,000
Share issue costs and filing statement fees	(9,340)	-	-	-	-	-	(9,340)
Portion of units attributable to warrants issued	(160,725)	-	-	-	160,725	-	-
Share based compensation	-	-	-	57,970	-	-	57,970
Balance - December 31, 2014	$26,392,416	$(34,478,437)	$(25,251)	$9,416,187	$160,725	$-	$1,465,640

Balance - January 1, 2015	$26,392,416	$(34,478,437)	$(25,251)	$9,416,187	$160,725	$-	$1,465,640

Net Loss	-	(2,804,118)	-	-	-	-	(3,302,154)

Other comprehensive loss	-	-	232,442	-	-	-	(66,657)
Share capital issued	1,625,000	-	-	-	-	-	500,000
Expiration of warrants	-	-	-	160,725	(160,725)	-	-
Portion of units attributable to warrants issued	(1,030,000)	-	-	-	1,030,000	-	-
Share based compensation	-	-	-	1,969	-	-	1,969
Balance - December 31, 2015	$26,987,416	$(37,282,555)	$207,191	$9,578,881	$1,030,000	$-	$520,933

The accompanying notes are an integral part of these consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Consolidated Statements of Cash Flows

		Years ended December 31,
	NOTE	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(2,804,118)	$(3,302,154)
Items not affecting cash
Depreciation	9	112,114	256,742
Gain of foreign exchange		(105,552)	(155,622)
Share based compensation	11	1,969	57,970
Realized gain on marketable securities	8	(8,952)	(7,619)
Loan interest		-	680

Net change in non-cash working capital items
Decrease (increase) in minimum presumed income tax receivable		73,856	(676)
Decrease in VAT receivable		(187,871)	37,096
Decrease (increase) in other deposit		17,948	(8,446)
Decrease (increase) in accounts receivable		(34,658)	58,177
Decrease increase in prepaid expenses		5,451	13,522
Increase (decrease) in accounts payable and accrued liabilities		1,185,828	495,900
Decrease in taxes payable		(32,180)	(209,845)
Increase in provision		125,000	-

Net cash used in operating activities		(1,651,165)	(2,764,275)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	9	-	(5,281)
Purchases of marketable securities		(606,791)	(1,745,182)
Redemption of marketable securities		615,743	1,737,563
Net cash used in investing activities		8,952	(12,900)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital	10(a)	1,625,000	490,660
Change in bank indebtedness	14	37,852	-
Proceeds from loan		-	81,389
Repayment of loan		(90,229)	-
Net cash from financing activities		1,572,353	572,049

NET DECREASE IN CASH AND EQUIVALENTS:		$(69,860)	$(2,205,126)

CHANGE DUE TO FOREIGN EXCHANGE		-	(43,690)

CASH AND EQUIVALENTS, BEGINNING OF YEAR:		115,246	2,364,062

CASH AND EQUIVALENTS, END OF YEAR:		$45,386	$115,246

SUPPLEMENTAL CASH FLOW INFORMATION

Taxes paid		(24,626)	(89,308)
Interest received		8	6,393

The accompanying notes are an integral part of these consolidated financial statements.

1.	Nature of Business

Hunt Mining Corp. (the "Company" or "Hunt"), is a mineral exploration company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties in Santa Cruz Province, Argentina.

The Company's registered office is located at #530, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.  The Company's head office is located at 23800 E Appleway Avenue, Liberty Lake, Washington, USA.

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

The Company's primary activity is the exploration of mineral properties in Argentina. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

2.    Basis of presentation

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee ("IFRIC").

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

These consolidated financial statements were authorized for issue on May 3, 2016 by the Board of Directors of the Company.

3.    Going Concern
The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. The Company is an exploration stage company and has incurred significant losses since its inception. As shown in these consolidated financial statements, the Company has had minimal revenues and has incurred an accumulated loss of $37,282,555 through December 31, 2015 (2014 - $34,478,437). The Company intends to fund operations for the next twelve months with loans or investments from directors, officers and third parties.

The Company's ability to continue as a going concern is dependent upon the discovery of economically recoverable mineral reserves, the ability to obtain necessary financing to complete development and fund operations and future production or proceeds from their disposition. Additionally, the current capital markets and the deteriorating commodity markets worldwide provide no assurance that the Company's funding initiatives will continue to be successful. These factors raise substantial doubt about the Company's ability to continue as a going concern.

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

(b) Consolidation

The Company's consolidated financial statements consolidate the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation.

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

The Company's subsidiaries have adopted the United States Dollar as their functional currency.  Financial statements are translated to their Canadian dollar equivalents using the current rate method. Under this method, the statements of loss and comprehensive loss and cash flows for each period have been translated using the average exchange rates prevailing during each period. All assets and liabilities have been translated using the exchange rate prevailing at the statement of financial position date. Translation adjustments are recorded as income or losses in other comprehensive income or loss. Transaction gains and losses resulting from fluctuations in currency exchange rates on transactions denominated in currencies other than the United States dollar are recognized as incurred in the accompanying consolidated statement of loss and comprehensive loss.

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

Financial assets

Fair value through profit or loss
A financial asset can be classified as fair value through profit or loss only if it is designated at fair value through profit or loss or held-for-trading. The Company's financial assets at fair value through profit or loss are held for trading financial assets.  They are measured at fair value with changes in fair value included in the statement of loss and comprehensive loss.

Loans and receivables
These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of receivables are included in the statement of loss and comprehensive loss.

Assets available for sale
Assets available for sale ("AFS") represent securities and other financial investments that are non-strategic, that are neither held for trading, nor held to maturity, nor held for strategic reasons, and that have a readily available market price. As such, gains or losses from revaluation of the asset are recorded as other comprehensive loss, except to the extent that any losses are assessed as being permanent, and the asset is therefore impaired, under IAS 39, or if the asset is sold or otherwise disposed of. If the asset is impaired, sold or otherwise disposed of the revaluation gain or loss implicit in the transaction is recognized as a revenue or expense in the statement of loss and comprehensive loss.

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

(f) Value added tax ("VAT")

VAT is generally charged for goods and services purchased in Argentina. The VAT paid may be recovered from future sales and therefore the Company recognizes VAT paid as an asset. The Company discounts its VAT receivable in order to reflect the present value of the VAT asset.

(g) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

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

The recoverable amount is the higher of an asset's fair value less cost to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

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

Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as accretion expense. Changes in assumptions or estimates are reflected in the period in which they occur.

Provision for environmental restoration represents the legal and constructive obligations associated with the eventual closure of the Company's exploration properties. These obligations consist of expenditures associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, excluding the risks for which future cash flow estimates have already been adjusted.  The Company doesn't have any material environmental restoration obligations at this time.

(i) Current and deferred tax

Income tax expense represents the sum of current tax and deferred tax expense. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent it relates to items recognized directly in shareholders' equity, in which case the income tax expense is recognized in shareholders' equity. Current taxes are measured at the amount, if any, expected to be recoverable from or payable to taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred tax assets or liabilities are recorded to reflect differences between the accounting and tax base of assets and liabilities, and income tax loss carry forwards. Deferred taxes are measured using tax rates that are expected to apply to the period when the deferred tax asset is realized or deferred tax liability is settled, based on income tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The effect of any changes in tax rate is recognized in the statement of loss and comprehensive loss in the period in which the change occurs or in shareholders' equity, depending on the nature of the item(s) affected by the adjustment.

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

(j) Provision for Minimum Presumed Income Tax

The Company determines the Minimum Presumed Income Tax ("MPIT") by applying the rate of 1% on the taxable assets in Argentina as of the reporting period.  This tax is separate from current and deferred taxes.  The Company's tax obligations in each fiscal year will be comprised of the greater of both taxes.  However, if the MPIT exceeds the income tax in the fiscal year, such surplus may be computed as payment on account of the income tax that may arise in any of the ten subsequent fiscal years.

(k) Share-based compensation

The Company offers a share option plan for its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Share based compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

(l) Revenue Recognition
Revenue for the Company is derived from Operator's fees and ongoing lease payments are derived once projects have advanced from Stage I to Stage II.  Operator's fees are recognized when the services are provided, when persuasive evidence of an arrangement exists, the fee is determinable, and there is reasonable assurance of collection.  Operator's fees are generated when the Company operates an exploration program under a budget approved by the project partner.  The Company charges the project partner a pre-determined fee based on a percentage of the total exploration expenditures incurred.  As operator, the Company may recover certain direct and indirect costs, and overhead which are recognized as a cost recovery, through the consolidated statement of loss and comprehensive loss.

The Company recovers costs from its exploration partner through the advancement of funds for expenditures before an exploration period has begun.  On a monthly basis, the Company provides its exploration partner a reconciliation of expenses over the previous month and any surplus or shortage is carried over and applied to the following month's budget.  This recovery of expenditures is classified as Cost Recovery.

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

(m) Earnings per share

The calculation of earnings per share ("EPS") is based on the weighted average number of shares outstanding for each year. The basic EPS is calculated by dividing the earnings or loss attributable to the equity owners of the Company by the weighted average number of common shares outstanding during the year.

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

International Financial Reporting Standards ("IFRS")

The Company has adopted these accounting standards effective January 1, 2015.  The adoption of the standards and amendments had no material impact on the consolidated financial statements:

IFRS 3 Business Combination

This IFRS now requires contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date.  This amendment also clarifies that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.

IFRS 2 Share-based Payment

The amendment clarifies vesting conditions by separately    defining a performance condition and a service condition, both of which were previously incorporated within the definition of a vesting condition.

IAS 24  Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation.

IFRS 8 Operating Segments

The amendment requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, and clarifies that reconciliations of segment assets is only required if segment assets are reported regularly.

IFRS 13 Fair Value Measurement

This amendment clarifies that the scope of the portfolio exception defined in paragraph 52 of IFRS 13 includes all contracts accounted for within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definition of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation. This amendment also clarifies that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting if the effect of not discounting is immaterial.

IAS 16 Property, Plant and Equipment

The amendment clarifies the requirements for the revaluation method to address concerns about the calculation of the accumulated depreciation or amortization at the date of the revaluation.

IAS 40 Investment Property

The amendment clarifies that judgment is needed to determine whether the acquisition of investment property is the acquisition of an asset, a group of assets or a business combination in the scope of IFRS 3 and that this judgement is based on the guidance in IFRS 3.

The following accounting standards and amendments are effective for future periods.

IFRS 5 Non current Assets Held for Sale and Discontinued Operations

The amendment clarifies circumstances in which an entity reclassifies an asset (or disposal group) from held for sale to held for distribution (or vice versa), and in circumstances which an entity no longer meets the criteria for held for distribution.

This standard is effective for reporting periods beginning on or after January 1, 2016.

IFRS 7 Financial Instruments

The amendment clarifies the applicability of the amendments to IFRS 7 Disclosure–Offsetting Financial Assets and Financial Liabilities to condensed interim financial statements.

This amendment is effective for reporting periods beginning on or after January 1, 2016.

IAS 19 Employee Benefits

The amendment clarifies the application of the requirements of IAS 19 Employee Benefits (2011) on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency.
This standard is effective for reporting periods beginning on or after January 1, 2016.
IAS 34 Interim Financial Reporting

The amendment clarifies the meaning of disclosure of information 'elsewhere in the interim financial report' and requires a cross reference.

This amendment is effective for reporting periods beginning on or after January 1, 2016.

IFRS 11 Joint Arrangements

These amendments require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3) to: (a) apply all of the business combinations accounting principles in IFRS 3 and other IFRS standards, except for those principles that conflict with the guidance in IFRS 11; and (b) disclose the information required by IFRS 3 and other IFRS standards for business combinations.  The amendments apply both to the initial acquisition of an interest in joint operation, and the acquisition of an additional interest in a joint operation (in the latter case, previously held interests are not re-measured).

These amendments are effective for reporting periods beginning on or after January 1, 2016.

IAS 27 Separate Financial Statements

This amendment permits investments in subsidiaries, joint ventures and associates to be optionally accounted for using the equity method in separate financial statements.

This amendment is effective for reporting periods beginning on or after January 1, 2016.

Disclosure Initiative (Amendments to IAS 7 Statement of Cash Flows)

These amendments require that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes.  One way to fulfil the new disclosure requirement is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

This standard is effective for reporting periods beginning on or after January 1, 2017.

IFRS 9 Financial Instruments

This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any 'recycling' of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity's own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch.

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

IFRS 16 Leases

IFRS 16 was issued in January 2016 and specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

This standard is effective for reporting periods beginning on or after January 1, 2019.

 6.    Critical accounting judgments and estimates

(a) Significant judgments

Preparation of the consolidated financial statements requires management to make judgments in applying the Company's accounting policies.  Judgments that have the most significant effect on the amounts recognized in these consolidated financial statements relate to functional currency; exploration and evaluation expenditures; income taxes; provisions and reclamation and closure cost obligations. These judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
Functional Currency

Management determines the functional currency for each entity.  This requires that management assess the primary economic environment in which each of these entities operates.  Management's determination of functional currencies affects how the Company translates foreign currency balances and transactions.  Determination includes an assessment of various primary and secondary indicators.  In determining the functional currency of the Company's operations in Canada (Canadian dollar) and Argentina (U.S. dollar), management considered the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs, and the currency whose competitive forces and regulations mainly determine selling prices.

Exploration and Evaluation Expenditure

The application of the Company's accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available.  The Company's policy is to expense all exploration and evaluation expenditures.

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain and subject to judgement. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company's current understanding of the tax law in the various jurisdictions in which it operates. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

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

Title to Mineral Property Interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

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

Value added tax ("VAT")

The Company estimates the VAT based on when it expects the project will go into production and uses a discount rate to calculate net present value.  The Company plans to get reimbursement on the VAT once the exports of minerals have commenced, the Company has estimated that if successful in finding an economic mineral deposit, production will begin in 2019, this is based on the end of the exploration period on the Company's La Josefina project. The asset is reported at net present value based upon the Company's estimate of when it will have future revenues.  The Company used an expected production date of December 31, 2019, and a discount rate of 24.5% based upon the average Argentine interest rates.

7.    Cash and Equivalents

Cash and equivalents are comprised of the following:

	December 31, 2015	December 31, 2014
Cash	$45,386	$115,246
	$45,386	$115,246

The Company's cash and equivalents are held through Canadian, United States and Argentine financial institutions.

8.    Marketable Securities

Marketable securities consist of equities in the Buenos Aires stock exchange.  The Company purchased and sold shares during 2015, resulting in a loss of $8,592, which has been recorded as miscellaneous expense in the Company's consolidated statements of loss and comprehensive loss. No marketable securities were held at December 31, 2015.

9.    Property and Equipment

	Land	Vehicles and equipment	Total
Cost
Balance at December 31, 2013	$759,274	$1,204,752	$1,964,026
Additions	3,433	1,848	5,281
Foreign exchange movement	66,243	100,817	167,060
Balance at December 31, 2014	$828,950	$1,307,417	$2,136,367
Foreign exchange movement	159,844	140,199	300,043
Balance at December 31, 2015	$988,794	$1,447,616	$2,436,410

Accumulated amortization
Balance at December 31, 2013	$-	$852,267	$852,267
Depreciation for the year	-	256,742	256,742
Foreign exchange movement	-	84,117	84,117
Balance at December 31, 2014	$-	$1,193,126	$1,193,126
Depreciation for the period	-	112,114	112,114
Foreign exchange movement	-	130,122	130,122
Balance at December 31, 2015	$-	$1,435,362	$1,435,362

Net book value
At December 31, 2014	$828,950	$114,291	$943,241
At December 31, 2015	$988,794	$12,254	$1,001,048

The majority of the Company's assets are located in Argentina.  The Company owns a 25,000-acre ranch called the La Josefina Estancia, on which the Company's La Josefina project is located. La Josefina represents approximately 20% of our landholdings in Santa Cruz Province, Argentina.

The Company also owns small mobile housing units, several trucks and additional mechanical equipment to support exploration activities on the Company's projects, all located in Argentina.

10.  Share Capital

On June 24, 2015, the Company's common shares were consolidated on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.  All common share, share option, share purchase warrant and per share figures in these consolidated financial statements have been adjusted to reflect the 10:1 share consolidation.

a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued:

Common Shares
	Year ended		Year ended
	December 31, 2015		December 31, 2014
	Number	Amount	Number	Amount
Balance, beginning of year	14,650,298	$26,392,416	12,150,298	$26,062,481
Non-brokered private placement	47,500,000	1,625,000	2,500,000	500,000
Portion of units attributable to warrants issued	-	(1,030,000)	-	(160,725)
Share issue costs and filing statement fees	-	-	-	(9,340)
Balance, end of year	62,150,298	$26,987,416	14,650,298	$26,392,416

Warrants
	Year ended		Year ended
	December 31, 2015		December 31, 2014
	Number	Amount	Number	Amount
Balance, beginning of year	2,500,000	$160,725	-	$-
Portion of units attributable to warrants issued	47,500,000	1,030,000	25,000,000	160,725
Expiry of warrants	(2,500,000)	(160,725)	-	-
Balance, end of year	47,500,000	$1,030,000	25,000,000	$160,725

Common share issuances

On October 13, 2015, the Company issued 25,000,000 units at $0.02 per unit pursuant to a non-brokered private placement for gross proceeds of $500,000, of which $360,000 was the fair value of the warrants.  All of the proceeds were received from related parties.  Each unit consisted of one common share and one common share purchase warrant exercisable at $0.05 per warrant before October 13, 2020.  All securities issued pursuant to the private placement were subject to a four-month and one day hold period from the date of closing.

On July 20, 2015, the Company issued 22,500,000 units at $0.05 per unit pursuant to a non-brokered private placement for gross proceeds of $1,125,000, of which $670,000 was the fair value of the warrants.  All of the proceeds were received from related parties. Each unit consisted of one common share and one common share purchase warrant exercisable at $0.075 per warrant before July 20, 2020.  All securities issued pursuant to the private placement were subject to a four-month and one day hold period from the date of closing.

On November 4, 2014, the Company issued 2,500,000 units at $0.20 per unit pursuant to a non-brokered private placement for gross proceeds of $500,000, of which $160,725 was the fair value of the warrants.  Each unit consisted of one common share and one common share purchase warrant exercisable at $0.50 per warrant before November 4, 2015.  $465,000 of the $500,000 private placement was purchased by related parties of the Company.  All securities issued pursuant to the private placement were subject to a four-month and one day hold period from the date of closing.  On November 4, 2015, 2,500,000 warrants expired with exercise price of $0.50.

b)	Stock options:
Under the Company's share option plan, and in accordance with TSX Venture Exchange requirements, the number of common shares reserved for issuance under the option plan shall not exceed 10% of the issued and outstanding common shares of the Company. In connection with the foregoing, the number of common shares reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares; and (b) all consultants will not exceed 2% of the issued and outstanding common shares.

	Range of exercise prices	Number outstanding	Weighted average life (years)	Weighted average exercise price	Number exercisable on December 31, 2015
Stock options	$0.10 - $3.50	434,753	2.64	$1.59	434,753

		December 31, 2015		December 31, 2014
		Number of options	Weighted Average Price	Number of options	Weighted Average Price
Balance, beginning of period		494,753	$2.10	688,253	$3.10
Granted to officers and directors		-	$0.00	285,000	$1.00
Forfeiture of stock options		-	$0.00	(200,000)	$2.90
Expiration of stock options		(60,000)	$6.50	(278,500)	$3.00
Balance, end of period		434,753	$1.59	494,753	$2.10

On April 4, 2014, the Company granted 285,000 stock options to certain directors and officers of the Company in accordance with the Company's stock option plan.  The options are exercisable at a price of $1.00 for a period of five years.  All options vested immediately.  The associated fair value of the stock options of $50,657 was calculated using the Black-Scholes option pricing model and using the following assumptions:
April 4, 2014
Risk free interest rate Expected volatility	1.52% 186.86%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	36.79%

c)	Warrants:

	Range of exercise prices	Number outstanding	Weighted average life (years)	Weighted average exercise price
Warrants	$0.05 - $0.075	47,500,000	2.28	$0.06

	December 31, 2015		December 31, 2014
	Number of warrants	Weighted Average Price	Number of warrants	Weighted Average Price
Balance, beginning of year	2,500,000	$0.50	-	-
Warrants (Note 10(a))	-	-	2,500,000	$0.50
Expiration of warrants	(2,500,000)	$0.50	-	-
Warrants (Note 10(a))	22,500,000	$0.08	-	-
Warrants (Note 10(a))	25,000,000	$0.05	-	-
Balance, end of year	47,500,000	$0.06	2,500,000	$0.50

11.    Contributed Surplus

	December 31, 2015	December 31, 2014
Balance, beginning of year	$9,416,187	$9,358,217
Expiry of warrants	160,725	-
Share based compensation	1,969	57,970
Balance, end of year	$9,578,881	$9,416,187

12.    Performance bond

The performance bond, originally required to secure the Company's rights to explore the La Josefina property, is a step-up US dollar denominated 2.5% coupon bond, paying quarterly, issued by the Government of Argentina with a face value of US$600,000 and a maturity date of 2035.  The bond trades in the secondary market in Argentina.  The bond was originally purchased for $292,877 (US$247,487).  As of the twelve months ended December 31, 2015, the value of the bond increased to $489,620 (US$353,032) (December 31, 2014 - $336,850 (US$289,714).  The changes in the face value of the performance bond of $152,770 for the twelve months ended December 31, 2015 (2014 - $3,333) are recorded as other comprehensive income (loss) in the Company's consolidated statement of loss and comprehensive loss.

Since Cerro Cazador S.A. ("CCSA") fulfilled its exploration expenditure requirement mandated by the agreement with Fomento Minero de Santa Cruz Sociedad del Estado ("Fomicruz"), the performance bond was no longer required to secure the La Josefina project.  Therefore, in June 2010 the Company used the bond to secure the La Valenciana project, an additional Fomicruz exploration project.

13.    Value added tax receivable ("VAT")

The Company's VAT receivable as of December 31, 2015 was $868,809 (December 31, 2014 - $557,480).  These amounts reflect the VAT receivable accrued due to the payment of VAT on certain transactions in Argentina.  The Company expects reimbursement on the VAT once the exports of minerals have commenced, the Company has estimated that if successful in finding an economic mineral deposit, production will begin in 2019. The asset is reported at net present value based upon the Company's estimate of when it will have future revenues.  The Company used an expected production date of December 31, 2019, and a discount rate of 24.5% based upon the average Argentine interest rates and has recorded, as other expense, an adjustment in the present value of the VAT receivable.  The net change of the VAT receivable for the twelve months ended December 31, 2015 was $311,329 (2014 – $8,804).

Balance at December 31, 2013	$548,676
Change	32,341
Discount and accretion	(23,537)
Balance at December 31, 2014	$557,480
Change	45,365
Discount and accretion	265,964
Balance at December 31, 2015	$868,809

14.    Bank indebtedness

During the year ended December 31, 2015, the Company secured a variable rate non-disclosable line of credit with a local bank for a period of one year, during which time the Company drew $29,400 against the $30,000 USD LOC, making monthly interest only payments and paying a one-time 1% fee of $300. At December 31, 2015, the principal balance was $29,400.   There was no such bank indebtedness in 2014.

15.    Loan payable

During the year ended December 31, 2014, the Company entered into a loan agreement with a shareholder to borrow $82,069 (US$70,000).  The loan bore interest at 5% per annum and was repayable on the second anniversary.  Interest began accruing on November 1, 2014.  Interest only payments were paid quarterly beginning February 15, 2015.  During the year ended December 31, 2015, the Company repaid the full loan amount plus accrued and unpaid interest, totaling US$70,875.

16.    Income Taxes

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The differences between the "expected" income tax expenses and the actual income tax provision are summarized as follows:

	December 31, 2015	December 31, 2014
Loss before income taxes	$(2,715,862)	$(3,229,683)
Expected income tax recovery at 26.1% (2014 – 25.0%)	(708,800)	(807,000)
Non-deductible meals and other	325	5,000
Share based payments	500	15,000
Change in prior year estimates	(3,045,841)	157,000
Tax rate differences (mostly comprised of difference from effective Argentina tax rate of 35% and effective United States tax rate of 34%)	(212,929)	(285,000)
Foreign exchange	(1,399,398)	(1,915,580)
Change in deferred tax assets not recognized	5,277,846	2,758,109
Total income taxes	$(88,256)	(72,471)

The components of the deferred tax asset are as follows:

	December 31, 2015	December 31, 2014
Canada
Share issuance costs	$176,363	$217,732
Unrealized foreign exchange gain	-	(148,517)
Non-capital losses available for future periods	579,590	415,738
Deferred tax assets not recognized	(755,953)	(484,953)
Canada deferred tax asset	$-	$-
Argentina
Property and equipment	$3,045,841	$-
VAT receivable	169,735	300,000
Non-capital losses available for future periods	2,660,319	1,625,000
Contingency accrual and other	159,439	35,000
Deferred tax assets not recognized	(6,035,333)	(1,960,000)
Argentina deferred tax asset	$-	$-
United States
Property and equipment	3,042	$16.000
Non-capital losses available for future periods	2,191,470	1,247,000
Deferred tax assets not recognized	(2,194,512)	(1,263,000)
United States deferred tax asset	$-	$-
Total deferred tax asset	$-	$-

As at December 31, 2015, the Company has, for tax purposes, non-capital losses available to carry forward to future years totaling $16,193,042  (2014 - $9,989,292).

As of November 2, 2015 the company became registered under Mining Tax Law and has filed a formal claim with the Federal Public Revenue Administration for a refund.

The non-capital loss carry-forwards reflected above expire as follows:

Year of Expiry	Canada	Argentina	United States	Total
2016	-	236,717	-	236,717
2017	-	677,904	-	677,904
2018	-	2,604,886	-	2,604,886
2019	-	1,087,534	-	1,087,534
2020	-	2,993,870	-	2,993,870
2029			669,111	669,111
2030			372,803	372,803
2031	1,141,327	-	1,025,586	2,166,913
2032	-	-	1,655,222	1,655,222
2033	-	-	1,231,291	1,231,291
2034	521,626	-	822,337	1,343,963
2035	483,678		669,149	1,152,827
Total	$2,146,631	7,600,911	6,445,500	16,193,042

As at December 31, 2015, the MPIT available for future periods is as follows, and with none paid in 2015, the total is the same as for 2014:

Generation year	Amount	Expiration year
2011	$41,659	2020
2012	$117,838	2021
2013	$105,776	2022
2014	$125,646	2023
2015	0	2024
Total	$390,919

17.    Related Party Transactions
During the year ended December 31, 2015, the Company incurred $142,459 (2014 – $113,436) in professional fees expense relating to the services of the President of CCSA. Included in accounts payable and accrued liabilities as at December 31, 2015 was $90,960 (December 31, 2014 - $25,685) owing to the President of CCSA for professional geological fees.  Included in accounts payable and accrued liabilities as at December 31, 2015, the Company had a payable due to the President of CCSA for $373 (December 31, 2014 - $Nil) for field expenses.  Included in prepaid expenses as at December 31, 2015, the Company had a receivable due from the President of CCSA for $Nil (December 31, 2014 - $2,497) for cash advanced for field expenses.

During the year ended December 31, 2015, the Company incurred $39,663 (2014 - $31,615) in professional fees expense relating to the accounting services of a director of CCSA.  Included in accounts payable and accrued liabilities as at December 31, 2015, the Company had a payable owing to the director of CCSA of $31,890 (December 31, 2014 – $5,580).  Included in accounts payable and accrued liabilities as at December 31, 2015, the Company had a payable due to the director of CCSA of $122 (December 31, 2014 - $Nil) for miscellaneous expenses.  Included in prepaid expenses as at December 31, 2015, the Company had a receivable due from the director of CCSA of $Nil (December 31, 2014 - $359) for cash advanced for miscellaneous expenses.

During the year ended December 31, 2015, the Company incurred $Nil (2014 - $16,684) in professional fees expense relating to the consulting services of a director.  Included in accounts payable and accrued liabilities as at December 31, 2015 was $6,709 (December 31, 2014 - $5,625) owing to a director for consulting fees.

During the year ended December 31, 2015, the Company incurred $80,738 (2014 - $48,533) in administrative and office expenses relating to the rental of office space and various administrative services and expenses payable to Hunt Family Limited Partnership, LLC, an entity controlled by the Company's President, CEO and Executive Chairman.  Included in accounts payable and accrued liabilities as at December 31, 2015 was $85,677 (December 31, 2014 - $51,284) owing to Hunt Family Limited Partnership, LLC relating to the rental of office space and various administrative services and expenses.

During the year ended December 31, 2015, the Company received $563,296 from Hunt Family Limited Partnership, LLC for general administrative purposes.  Included in accounts payable and accrued liabilities as at December 31, 2015 was $563,296 (December 31, 2014 - $Nil) owing to Hunt Family Limited Partnership, LLC relating funds received for general administrative purposes.

All related party transactions are in the normal course of business.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management, including the Executive Chairman and Chief Executive Officer, the Chief Financial Officer, a Director of the Company, the President of CCSA and a Director of CCSA, is as follows:

	Years ended
	December 31, 2015	December 31, 2014
Salaries and benefits	208,879	197,188
Consulting fees	182,121	161,734
Share based compensation	1,371	53,400
	$392,371	$412,322

18.    Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, performance bond, accounts payable, bank indebtedness and accrued liabilities.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are as follows:

•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2: inputs, other than quoted prices, that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments' fair value.

Fair value

As at December 31, 2015, there were no changes in the levels in comparison to December 31, 2014.  The fair values of financial instruments are summarized as follows:

	December 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
FVTPL
Cash and equivalents (Level 1)	45,386	45,386	115,246	115,246

Available for sale
Performance bond (Level 1)	489,620	489,620	336,850	336,850

Loans and receivables
Accounts receivable	119,402	119,402	69,554	69,554

Financial Liabilities
Other financial liabilities
Bank indebtedness	40,775	40,775	-	-
Accounts payable and accrued liabilities	729,691	729,691	729,691	729,691
Taxes payable	113,363	113,363	-	-

Cash and equivalents, marketable securities and performance bond are measured based on Level 1 inputs of the fair value hierarchy on a recurring basis.

The carrying value of accounts receivable, accounts payable and accrued liabilities, and bank indebtedness approximate their fair value because of the short-term nature of these instruments.  The Company assessed that there were no indicators of impairment for these financial instruments.

Financial risk management
The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, price risk and interest rate risk.

i.	Currency risk

The Company holds cash balances, incurs payables and has receivables that are denominated in the Canadian Dollar, the United States Dollar and the Argentine Peso. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar, and the United States Dollar and the Argentine Peso, resulting in currency gains or losses for the Company.

As at December 31, 2015, the following are denominated in US dollars:

Cash and equivalents	$5,674
Performance bond	$489,620
Accounts payable and accrued liabilities	$449,253

As at December 31, 2015, the following are denominated in Argentine Pesos:
Cash and equivalents	$38,388
Accounts receivable	$115,831
Other credits	$94,998
Accounts payable and accrued liabilities	$1,017,641

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. A significant change in the currency exchange rates between the United States dollar relative to the Canadian dollar and the Argentine Peso could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

At December 31, 2015, if the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:

Impact on net loss and comprehensive loss
U.S. Dollar Exchange rate – 10% increase	$4,037
U.S. Dollar Exchange rate – 10% decrease	$(4,037)

At December 31, 2015, if the Argentine Peso strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:
Impact on net loss and comprehensive loss
Argentine Peso Exchange rate – 10% increase	$(76,842)
Argentine Peso Exchange rate – 10% decrease	$76,842

ii. Credit risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.

The Company's cash and equivalents are held through Canadian, United States and Argentine financial institutions.

The Company maintains its cash and equivalents in multiple financial institutions. The Company maintains cash in an Argentine bank. The Argentine accounts, which had a Canadian dollar balance of $38,388 at December 31, 2015 (December 31, 2014 - $11,117) are considered uninsured and may be at risk in case of the failure of the bank.

The Company controls for this risk by only keeping funds in Argentina sufficient to meet approximately two months of operating expenses.

The Company pays VAT to the Argentine government on all expenses in Argentina.  This creates a VAT receivable owed by the government of Argentina.  The Company's receivable at December 31, 2015 is $868,809 ($1,353,998 – undiscounted) (December 31, 2014 - $557,480 ($1,308,076 – undiscounted).  The Company believes this to be a collectible amount and it is backed in the strength and laws of the Argentine government.  If for some reason the government did not pay, changed the laws, defaulted on the receivable or the Company never achieved any mineral production, the Company could lose the full value of the receivable.

iii.      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure.  The Company is dependent on the capital markets to raise capital by issuing equity in the Company to support operations. The current environment is prohibitive for the issuance of capital and there is no guarantee that should the Company need to raise new capital to support operations it will be able to do so on favorable terms, if at all.  All of the Company's accounts payable and accrued liabilities are current and payable within one year.

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
v.       Interest rate risk
Interest rate risk is the impact that changes in interest rates could have on the Company's earnings and liabilities.  In the normal course of business, the Company's exposure to interest rate risk is low due to the fact that the amounts outstanding are insignificant.
19.    Segmented Information

All of the Company's operations are in the mineral properties exploration industry with its principal business activity in the acquisition and exploration of mineral properties.  The Company conducts its resource properties exploration activities primarily in Argentina.

The location of the Company's assets by geographic area as of December 31, 2015 and December 31, 2014 is as follows:

	December 31, 2015	December 31, 2014
Canada	$7,317	$118,729
Argentina	3,006,255	2,403,161
United States	5,674	4,817
	$3,019,246	$2,526,707

The location of the Company's net loss by geographic area as of December 31, 2015 and December 31, 2014 is as follows:

	December 31, 2015	December 31, 2014
Canada	$(659,621)	$(546,890)
Argentina	(1,661,018)	(2,096,180)
United States	(483,478)	(659,084)
	$(2,804,118)	$(3,302,154)

20.    Commitments and Provision

a)	On March 27, 2007, the Company signed a definitive lease purchase agreement with FK Minera S.A. to acquire a 100% interest in the Bajo Pobré gold property located in Santa Cruz Province, Argentina. The Company may earn up to a 100% equity interest in the Bajo Pobré property by making cash payments and exploration expenditures over a five-year earn-in period.

The required expenditures and ownership levels upon meeting those requirements were:

Year of the Agreement	Payment to FK Minera S.A.		Exploration Expenditures Required	Ownership
First year – 2007	US$50,000	PAID	US$250,000	0%
Second year – 2008	US$30,000	PAID	US$250,000	0%
Third year –2009	US$50,000	PAID	-	51%
Fourth year – 2010	US$50,000	PAID	-	60%
Fifth year – 2011	US$50,000	PAID	-	100%

b)	In March 2007, the Company was the successful bidder for the exploration and development rights to the La Josefina project from Fomicruz. On July 24, 2007, the Company entered into an agreement with Fomicruz pursuant to which the Company agreed to invest a minimum of US$6 million in exploration and development expenditures over a four year period, including US$1.5 million before July 2008. The agreement provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation ("JV Corporation") would be formed by the Company and Fomicruz. A revised schedule for exploration and development of the La Josefina project was submitted in writing to Fomicruz and was adopted on May 3, 2011, mandating that an economic feasibility study and production decision be made by the Company for the La Josefina project by the end of 2013. The Company would own 91% of the joint venture company and Fomicruz would own the remaining 9%.

On November 15, 2012 the Company signed an amended agreement with Fomicruz extending the exploration term by 4 years; the new agreement requires the Company to make a production decision by the end of 2019.  The Company's projected production date is December 31, 2019.

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

A participating interest of Fomicruz over the minerals and metals extracted from the field and the purchase option of up to a 49% participating interest in the incorporation of the future Company to be organized for the production and exploitation of the project, having Fomicruz to contribute the equivalent of such percentage of the investments made.  The Company has the right to buy back any increase in Fomicruz's ownership interest in the JV Corporation at a purchase price of USD$200,000 per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can purchase 10% of the Fomicruz's initial 19% JV Corporation ownership interest by negotiating a purchase amount with Fomicruz.

c)	On June 30, 2010, a former director and accounting consultant ("the Consultant") to the Company severed his business relationship with the Company. On August 5, 2010 the Consultant claimed that since 2006, he was actually an employee of, not a consultant to, CCSA. On September 7, 2010, the Argentine Ministry of Labor, Employment and Social Security filed a Certificate of Notice on CCSA and the Company indicating that a representative from CCSA and the Company must appear before a mediator to address the Consultant's claims. The certificates of notice stated the value of the Consultant's claim against the Company at 500,000 pesos (US$126,811).

On March 18, 2011, a lawsuit was filed against the Company and its subsidiaries by the Consultant.  The lawsuit claimed that the Consultant was an employee of the Company, not a consultant, since 2006.  The total value of the claim was US$249,041, including wages, alleged bonus payments, interest and penalties.  The consolidated financial statements include a provision of $250,000 at December 31, 2015 (2014 - $125,000), representing the estimated value of the certificates of notices filed to date.  Management considers the lawsuit to be without merit and intends to defend the Company and its subsidiaries to the fullest extent possible.

During the year ended 2013, the Company was notified that an amount of 635,628 pesos ($58,876 as at December 31, 2015 and $59,475 as at December 31, 2014) was withheld from its Argentine bank account and placed in escrow with the Court pending the outcome of the lawsuit filed on March 18, 2011 against the Company.

During the year ended 2014, the Company was notified that an additional amount of 389,982 pesos ($36,122 as at December 31, 2015 and $36,491 as at December 31, 2014) was withheld from its Argentine bank account and placed in escrow with the Court pending the outcome of the lawsuit filed on March 18, 2011 against the Company.

d)	On October 31, 2011, the Company signed an agreement with the owners of the Piedra Labrada Ranch for the use and lease of facilities on the same premises as the Company's La Josefina facilities. The initial term was for three years beginning November 1, 2011 and ended on October 31, 2014, including annual commitments of US$60,000. The Company extended this agreement for two years.

e)	On April 1, 2012 the Company entered into a 9 month agreement with the surface rights holder of the Piedra Grande Ranch, located in Santa Cruz province, Argentina for access and use of their property. The agreement allows for the Company to engage in exploration activity as well as use the property and the facilities to house and store the Company's equipment and personnel. The Company agreed to consideration of US$3,000 per month under this agreement. The initial term of the agreement ended on December 31, 2012. The Company extended the agreement until December 31, 2013. The Company's total obligation under this agreement for the year ended December 31, 2013 was US$36,000. The Company did not extend this agreement for another year.

f)	On November 1, 2012, the Company entered into an agreement with Fomicruz S.E. (Fomicruz is government mining company of the Province of Santa Cruz and owner of the mining concessions of La Valenciana) for the exploration of the La Valenciana project in Santa Cruz province, Argentina. The agreement is for a total of 7 years, expiring on October 31, 2019. The 7 years is broken into 3 economic periods, at the end of each period the Company will have the option of reporting its results to Fomicruz or terminating the agreement.

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

•	To purchase an additional 10% in the JV corporation, Fomicruz must reimburse the Company for 10% of the exploration expenses made by the Company during the exploration period;

•	To purchase the next 10% interest in the JV corporation, Fomicruz must reimburse the Company for 20% of the exploration expenses made by the Company during the exploration period;

•	To purchase a final additional 20% interest in the JV Corporation, Fomicruz must reimburse the Company for 25% of the exploration expenses made by the Company during the exploration period; bringing Fomicruz's total ownership interest in the JV Corporation to 49%.

At the Company's option it can purchase all but the 9% granted ownership interest in the JV Corporation from Fomicruz for USD $200,000 per percentage point owned.  If Formicruz decides not to increase its stake in the company pursuant to the foregoing stipulations, or if it does so and CCSA buys it back, CCSA will have the option to acquire 10% (ten percent) of the initial 9% stake of Fomicruz S.E., in which case, it much reach an agreement with Fomicruz S.E. on the amounts to be paid.

g)	On October 3, 2013, the Tax Authorities of the Santa Cruz Province, started a claim requesting omitted stamp tax on a) the Exploration Agreement signed during fiscal year 2012 (Amendment of "La Josefina" and "La Valenciana" contract) and b) Loan Agreement signed between the parent Companies and CCSA. Request is in the amount of $248,673. This amount does not include potential fines. An accrual for this amount has been included in taxes payable in the consolidated statements of financial position.

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

h)	On March 26, 2014, the Company signed an agreement with the surface rights holder of the La Valenciana Ranch, located in Santa Cruz Province, Argentina for access and use of their property. The agreement allows for the Company to engage in exploration activity. The term is for five years, beginning April 1, 2014 and ending March 31, 2019, including annual commitments of US$36,000. The Company's total commitment for 2014 was US$24,000, as it was only a partial year. The Company's commitment in 2015 was US$36,000 for the full year.

21.    Capital Disclosure

Capital management is the key to achieving the Company's growth plans, the maintenance of a strong capital base to ensure financial flexibility, and providing returns to shareholders.
The Company's capital is comprised of shareholders' equity, as follows:
Management of capital risk
	December 31,	December 31,
	2015	2014
Shareholders' equity	$520,933	$1,465,640

The Company does not have covenants associated with the Company's long-term liabilities.  The Company regularly reviews its on-going capital requirements to fund capital expenditures and service upcoming obligations.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments.

The Company is not subject to externally imposed capital requirements.

22.    Subsequent Events

As reported in news releases on February 10, 2016 and March 3, 2016, the Corporation was scheduled to close the purchase of the Martha mine, flotation mill, equipment and buildings for US$2.7 million on March 25, 2016 subject to satisfying certain closing conditions, including the approval of Argentina's National Secretary of Mining (SMN) and TSX Venture Exchange approval.  The transaction closing date has been moved to early May 2016.

The terms for payment are US$1.2 million payable at closing, with the balance of US$1.5 million payable 365 days after the closing.  The Corporation has made arrangements to secure the necessary financing for the acquisition, details of which will be disclosed on closing.

On April 14, 2016, the Corporation entered into a loan agreement with related parties to borrow US$2 million.  The loan bears interest of 8% per annum on a month to month basis and is repayable or renewable every 90 days.  The primary use of the funds is for the purchase of the Martha mine.

Audited Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2014 and 2013

Management's Report
To the Shareholders of Hunt Mining Corp. (the "Company")
Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards.  This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.
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

 (signed) (signed)
Tim Hunt Bob Little
President and Chief Executive Officer                                                               Chief Financial Officer

Spokane, Washington
April 30, 2015

Crowe MacKay LLP
Member Crowe Horwath International
Elveden House
1700, 717- 7 Avenue SW
Calgary, AB T2P 0Z3
+1.403.294.9292 Tel
+1.403.294.9262 Fax
+1.866.599.9292 Toll Free
www.crowemackay.ca

We have audited the accompanying consolidated financial statements of Hunt Mining Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2014, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes assessing the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained during our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hunt Mining Corp. and its subsidiaries as at December 31, 2014, and their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter - Going Concern
Without qualifying our opinion, we draw attention to Note 3 in the consolidated financial statements which indicates that Hunt Mining Corp. has had minimal revenues and has accumulated losses of $34,478,437. These conditions indicate the existence of substantial doubt on Hunt Mining Corp.'s ability to continue as a going concern.

Crowe MacKay™

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

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Consolidated Statement of Changes in Shareholders' Equity

			Accumulated
			Other
			Comprehensive	Contributed		Preferred
	Share Capital	Deficit	Loss	Surplus	Warrants	Shares	Total

Balance - January 1, 2013	$25,885,064	$(28,496,195)	$(278,245)	$3,491,659	$5,860,183	$177,417	$6,639,883

Net Loss	-	(2,680,088)	-	-	-	-	(2,680,088)

Other comprehensive income	-	-	319,651	-	-	-	319,651
Share based compensation	-	-	-	6,375	-	-	6,375
Conversion of preferred shares to common shares	177,417	-	-	-	-	(177,417)	-
Expiry of warrants	-	-	-	5,860,183	(5,860,183)	-	-
Balance - December 31, 2013	$26,062,481	$(31,176,283)	$41,406	$9,358,217	$-	$-	$4,285,821

Balance - January 1, 2014	$26,062,481	$(31,176,283)	$41,406	$9,358,217	$-	$-	$4,285,821

Net Loss	-	(3,302,154)	-	-	-	-	(3,302,154)

Other comprehensive loss	-	-	(66,657)	-	-	-	(66,657)
Share capital issued	500,000	-	-	-	-	-	500,000
Share issue costs and filing statement fees	(9,340)	-	-	-	-	-	(9,340)
Portion of units attributable to warrants issued	(160,725)	-	-	-	160,725	-	-
Share based compensation	-	-	-	57,970	-	-	57,970
Balance - December 31, 2014	$26,392,416	$(34,478,437)	$(25,251)	$9,416,187	$160,725	$-	$1,465,640

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

Hunt Mining Corp. (the "Company" or "Hunt"), is a mineral exploration company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties in Santa Cruz Province, Argentina.

The Company's registered office is located at 1810, 1111 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4M3.  The Company's head office is located at 23800 E Appleway Avenue, Liberty Lake, Washington, USA.

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

The Company's primary activity is the exploration of mineral properties in Argentina. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

2.    Basis of presentation

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee ("IFRIC").

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

The Company's ability to continue as a going concern is dependent upon the discovery of economically recoverable mineral reserves, the ability to obtain necessary financing to complete development and fund operations and future production or proceeds from their disposition. Additionally, the current capital markets and the deteriorating commodity markets worldwide provide no assurance that the Company's funding initiatives will continue to be successful. These factors raise substantial doubt about the Company's ability to continue as a going concern.

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

(b) Consolidation

The Company's consolidated financial statements consolidate the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation.

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

The Company's subsidiaries have adopted the United States Dollar as their functional currency.  Financial statements are translated to their Canadian dollar equivalents using the current rate method. Under this method, the statements of loss and comprehensive loss and cash flows for each period have been translated using the average exchange rates prevailing during each period. All assets and liabilities have been translated using the exchange rate prevailing at the statement of financial position date. Translation adjustments are recorded as income or losses in other comprehensive income or loss. Transaction gains and losses resulting from fluctuations in currency exchange rates on transactions denominated in currencies other than the United States dollar are recognized as incurred in the accompanying consolidated statement of loss and comprehensive loss.

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

Financial assets

Fair value through profit or loss
A financial asset can be classified as fair value through profit or loss only if it is designated at fair value through profit or loss or held-for-trading. The Company's financial assets at fair value through profit or loss are held for trading financial assets.  They are measured at fair value with changes in fair value included in the statement of loss and comprehensive loss.

Loans and receivables
These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of receivables are included in the statement of loss and comprehensive loss.

Assets available for sale
Assets available for sale ("AFS") represent securities and other financial investments that are non-strategic, that are neither held for trading, nor held to maturity, nor held for strategic reasons, and that have a readily available market price. As such, gains or losses from revaluation of the asset are recorded as other comprehensive loss, except to the extent that any losses are assessed as being permanent, and the asset is therefore impaired, under IAS 39, or if the asset is sold or otherwise disposed of. If the asset is impaired, sold or otherwise disposed of the revaluation gain or loss implicit in the transaction is recognized as a revenue or expense in the statement of loss and comprehensive loss.

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

(f) Value added tax ("VAT")

VAT is generally charged for goods and services purchased in Argentina. The VAT paid may be recovered from future sales and therefore the Company recognizes VAT paid as an asset. The Company discounts its VAT receivable in order to reflect the present value of the VAT asset.

(g) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

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

The recoverable amount is the higher of an asset's fair value less cost to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

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

Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as accretion expense. Changes in assumptions or estimates are reflected in the period in which they occur.

Provision for environmental restoration represents the legal and constructive obligations associated with the eventual closure of the Company's exploration properties. These obligations consist of expenditures associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, excluding the risks for which future cash flow estimates have already been adjusted.  The Company doesn't have any material environmental restoration obligations at this time.

(i) Current and deferred tax

Income tax expense represents the sum of current tax and deferred tax expense. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent it relates to items recognized directly in shareholders' equity, in which case the income tax expense is recognized in shareholders' equity. Current taxes are measured at the amount, if any, expected to be recoverable from or payable to taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred tax assets or liabilities are recorded to reflect differences between the accounting and tax base of assets and liabilities, and income tax loss carry forwards. Deferred taxes are measured using tax rates that are expected to apply to the period when the deferred tax asset is realized or deferred tax liability is settled, based on income tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The effect of any changes in tax rate is recognized in the statement of loss and comprehensive loss in the period in which the change occurs or in shareholders' equity, depending on the nature of the item(s) affected by the adjustment.

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

(j) Provision for Minimum Presumed Income Tax

The Company determines the Minimum Presumed Income Tax ("MPIT") by applying the rate of 1% on the taxable assets in Argentina as of the reporting period.  This tax is separate from current and deferred taxes.  The Company's tax obligations in each fiscal year will be comprised of the greater of both taxes.  However, if the MPIT exceeds the income tax in the fiscal year, such surplus may be computed as payment on account of the income tax that may arise in any of the ten subsequent fiscal years.

(k) Share-based compensation

The Company offers a share option plan for its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Share based compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

(l) Revenue Recognition
Revenue for the Company is derived from Operator's fees and ongoing lease payments are derived once projects have advanced from Stage I to Stage II.  Operator's fees are recognized when the services are provided, when persuasive evidence of an arrangement exists, the fee is determinable, and there is reasonable assurance of collection.  Operator's fees are generated when the Company operates an exploration program under a budget approved by the project partner.  The Company charges the project partner a pre-determined fee based on a percentage of the total exploration expenditures incurred.  As operator, the Company may recover certain direct and indirect costs, and overhead which are recognized as a cost recovery, through the consolidated statement of loss and comprehensive loss.

The Company recovers costs from its exploration partner through the advancement of funds for expenditures before an exploration period has begun.  On a monthly basis, the Company provides its exploration partner a reconciliation of expenses over the previous month and any surplus or shortage is carried over and applied to the following month's budget.  This recovery of expenditures is classified as Cost Recovery.

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

(m) Earnings per share

The calculation of earnings per share ("EPS") is based on the weighted average number of shares outstanding for each year. The basic EPS is calculated by dividing the earnings or loss attributable to the equity owners of the Company by the weighted average number of common shares outstanding during the year.

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

International Financial Reporting Standards ("IFRS")

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

The following accounting standards and amendments are effective for future periods:

IFRS 9 Financial Instruments

This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held‑for‑trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any 'recycling' of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity's own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch.

This standard is effective for reporting periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

The IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle‑based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments. The new standard is a control‑based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard, revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service.

This standard is effective for reporting periods beginning on or after January 1, 2017.

 6.    Critical accounting judgments and estimates

(a) Significant judgments

Preparation of the consolidated financial statements requires management to make judgments in applying the Company's accounting policies.  Judgments that have the most significant effect on the amounts recognized in these consolidated financial statements relate to functional currency; exploration and evaluation expenditures; income taxes; provisions and reclamation and closure cost obligations. These judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
Functional Currency

Management determines the functional currency for each entity.  This requires that management assess the primary economic environment in which each of these entities operates.  Management's determination of functional currencies affects how the Company translates foreign currency balances and transactions.  Determination includes an assessment of various primary and secondary indicators.  In determining the functional currency of the Company's operations in Canada (Canadian dollar) and Argentina (U.S. dollar), management considered the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs, and the currency whose competitive forces and regulations mainly determine selling prices.

Exploration and Evaluation Expenditure

The application of the Company's accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available.  The Company's policy is to expense all exploration and evaluation expenditures.

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain and subject to judgement. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company's current understanding of the tax law in the various jurisdictions in which it operates. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

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

Title to Mineral Property Interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

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

Value added tax ("VAT")

The Company estimates the VAT based on when it expects the project will go into production and uses a discount rate to calculate net present value.  The Company plans to get reimbursement on the VAT once the exports of minerals have commenced, the Company has estimated that if successful in finding an economic mineral deposit, production will begin in 2019, this is based on the end of the exploration period on the Company's La Josefina project. The asset is reported at net present value based upon the Company's estimate of when it will have future revenues.  The Company used an expected production date of December 31, 2019, and a discount rate of 18.6% based upon the average Argentine interest rates.

7.    Cash and Equivalents

Cash and equivalents are comprised of the following:

	December 31, 2014	December 31, 2013
Cash	$115,246	$614,062
Short-term investments	-	1,750,000
	$115,246	$2,364,062

Short-term investments consist of a $Nil (2013 - $1,750,000) term deposit with an annual interest rate of Nil% (2013 – 1.10%).

8.    Marketable Securities

Marketable securities consist of $Nil (2013 - $47,828) of equities in the Buenos Aires stock exchange.  In January 2014, the Company collected the outstanding accounts receivable of $71,186, relating to the sale of 3,000 shares in December 2013, and sold the 2,000 shares that remained in marketable securities as at December 31, 2013 for $42,625, at a loss of $9,571.  The Company purchased and sold additional shares during 2014, resulting in a combined loss of $7,619, which has been recorded as miscellaneous expense in the Company's consolidated statements of loss and comprehensive loss.  In May 2014, the Company earned foreign dividends on shares held of $3,583, which has been recorded as miscellaneous income in the Company's consolidated statements of loss and comprehensive loss.

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
The majority of the Company's assets are located in Argentina.  The Company owns a 25,000-acre ranch called the La Josefina Estancia, on which the Company's La Josefina project is located.

The Company also owns small mobile housing units, several trucks and additional mechanical equipment to support exploration activities on the Company's projects, all located in Argentina.

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

e)	Stock options:
Under the Company's share option plan, and in accordance with TSX Venture Exchange requirements, the number of common shares reserved for issuance under the option plan shall not exceed 10% of the issued and outstanding common shares of the Company. In connection with the foregoing, the number of common shares reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares; and (b) all consultants will not exceed 2% of the issued and outstanding common shares.

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

On April 4, 2014, the Company granted 2,850,000 stock options to certain directors and officers of the Company in accordance with the Company's stock option plan.  The options are exercisable at a price of $0.10 for a period of five years.  All options vested immediately.  The associated fair value of the stock options of $50,657 was calculated using the Black-Scholes option pricing model and using the following assumptions:

April 4, 2014
Risk free interest rate Expected volatility	1.52% 186.86%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	36.79%

On April 23, 2013, the Company granted 400,000 stock options to certain directors, officers and employees of the Company in accordance with the Company's stock option plan.  The options are exercisable at a price of $0.10 for a period of five years.  100,000 stock options were forfeited on March 31, 2014.  Of the remaining 300,000 options, 150,000 vested on April 23, 2014 with the remainder vesting on April 23, 2015.  The associated fair value of the stock options of $13,002 was calculated using the Black-Scholes option pricing model and using the following assumptions:
April 23, 2013
Risk free interest rate Expected volatility	1.13% 143.19%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	2.80%

f)	Warrants:

	December 31, 2014		December 31, 2013
	Number of warrants	Weighted Average Price	Number of warrants	Weighted Average Price
Balance, beginning of year	-	-	29,997,404	$0.48
Warrants (Note 10(a))	25,000,000	$0.05	-	-
Expiration of warrants	-	-	(25,481,450)	$0.65
Expiration of broker warrants	-	-	(4,515,954)	$0.45
Balance, end of year	25,000,000	$0.05	-	$0.00

11.    Contributed Surplus

	December 31, 2014	December 31, 2013
Balance, beginning of year	$9,358,217	$3,491,659
Expiry of warrants	-	5,860,183
Share based compensation	57,970	6,375
Balance, end of year	$9,416,187	$9,358,217

12.    Performance bond

The performance bond, originally required to secure the Company's rights to explore the La Josefina property, is a step-up US dollar denominated 2.5% coupon bond, paying quarterly, issued by the Government of Argentina with a face value of US$600,000 and a maturity date of 2035.  The bond trades in the secondary market in Argentina.  The bond was originally purchased for $292,877 (US$247,487).  As of the twelve months ended December 31, 2014, the value of the bond decreased to $336,850 (US$289,714) (December 31, 2013 - $340,183 (US$318,106).  The changes in the face value of the performance bond of $3,333 for the twelve months ended December 31, 2014 (2013 - $54,842) are recorded as comprehensive loss in the Company's consolidated statement of loss and comprehensive loss.

Since Cerro Cazador S.A. ("CCSA") fulfilled its exploration expenditure requirement mandated by the agreement with Fomento Minero de Santa Cruz Sociedad del Estado ("Fomicruz"), the performance bond was no longer required to secure the La Josefina project.  Therefore, in June 2010 the Company used the bond to secure the La Valenciana project, an additional Fomicruz exploration project.

13.    Value added tax receivable ("VAT")

The Company's VAT receivable as of December 31, 2014 was $557,480 (December 31, 2013 - $548,676).  These amounts reflect the VAT receivable accrued due to the payment of VAT on certain transactions in Argentina.  The Company expects reimbursement on the VAT once the exports of minerals have commenced, the Company has estimated that if successful in finding an economic mineral deposit, production will begin in 2019. The asset is reported at net present value based upon the Company's estimate of when it will have future revenues.  The Company used an expected production date of December 31, 2019, and a discount rate of 18.6% based upon the average Argentine interest rates and has recorded, as other expense, an adjustment in the present value of the VAT receivable.  The net change of the VAT receivable for the twelve months ended December 31, 2014 was $8,804 (2013 – $(133,398)).

Balance at December 31, 2012	$682,074
Change	(117,322)
Discount and accretion	(16,076)
Balance at December 31, 2013	$548,676
Change	32,341
Discount and accretion	(23,537)
Balance at December 31, 2014	$557,480

14.    Loan payable

During the year ended December 31, 2014, the Company entered into a loan agreement with a shareholder to borrow $81,389 (US$70,000).  The loan bears interest at 5% per annum and will be repayable on the second anniversary.  Interest began accruing on November 1, 2014.  Interest only payments are due quarterly beginning February 15, 2015.  The full $81,389 (US$70,000), plus accrued interest of $680, has been included in non-current liabilities in the Company's consolidated statement of financial position.

15.    Income Taxes

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The differences between the "expected" income tax expenses and the actual income tax provision are summarized as follows:

	December 31, 2014	December 31, 2013
Loss before income taxes	$(3,229,683)	$(2,450,830)
Expected income tax recovery at 25.0% (2012 – 25.0%)	(807,000)	(612,707)
Non-deductible items and other	5,000	1,955
Share based compensation	15,000	1,594
Change in prior year estimates	157,000	376,728
Tax rate differences (mostly comprised of difference from effective Argentina tax rate of 35% and effective United States tax rate of 34%)	(285,000)	(460,387)
Foreign exchange	3,700,109	3,641,715
Change in deferred tax assets not recognized	(2,758,109)	(2,719,640)
Total income taxes	$72,471	$229,258

The components of the deferred tax asset are as follows:

	December 31, 2014	December 31, 2013
Canada
Share issuance costs	$218,000	$272,165
Unrealized foreign exchange gain	(148,517)	(148,517)
Non-capital losses available for future periods	420,000	285,289
Deferred tax assets not recognized	(489,483)	(408,937)
Canada deferred tax asset	$-	$-
Argentina
Property and equipment	$-	$3,215,830
VAT receivable	300,000	299,107
Non-capital losses available for future periods	1,625,000	31,321
Contingency accrual and other	35,000	1,464,767
Deferred tax assets not recognized	(1,960,000)	(5,011,025)
Argentina deferred tax asset	$-	$-
United States
Property and equipment	$16,000	$12,780
Non-capital losses available for future periods	1,247,000	1,037,850
Deferred tax assets not recognized	(1,263,000)	(1,050,630)
United States deferred tax asset	$-	$-
Total deferred tax asset	$-	$-

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

During the year ended December 31, 2014, the Company incurred $37,077 (2013 - $Nil) in administrative and office expenses and $11,456 in professional fees relating to the rental of office space and various administrative services and expenses payable to Hunt Family Limited Partnership, LLC, an entity controlled by the Company's President, CEO and Executive Chairman.  Included in accounts payable and accrued liabilities as at December 31, 2014 was $51,284 (December 31, 2013 - $Nil) owing to Hunt Family Limited Partnership, LLC relating to the rental of office space and various administrative services and expenses.

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

17.    Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, performance bond and accounts payable and accrued liabilities.
The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are as follows:

•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2: inputs, other than quoted prices, that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments' fair value.

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

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Financial risk management
The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, price risk and interest rate risk.

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

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. A significant change in the currency exchange rates between the United States dollar relative to the Canadian dollar and the Argentine Peso could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

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

The Company's cash and equivalents are held through Canadian, United States and Argentine financial institutions.

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

The Company pays VAT to the Argentine government on all expenses in Argentina.  This creates a VAT receivable owed by the government of Argentina.  The Company's receivable at December 31, 2014 is $557,480 ($1,308,076 – undiscounted) (December 31, 2013 - $548,676 ($1,526,260 – undiscounted)).  The Company believes this to be a collectible amount and it is backed in the strength and laws of the Argentine government.  If for some reason the government did not pay, changed the laws, defaulted on the receivable or the Company never achieved any mineral production, the Company could lose the full value of the receivable.

iii.      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure.  The Company is dependent on the capital markets to raise capital by issuing equity in the Company to support operations. The current environment is prohibitive for the issuance of capital and there is no guarantee that should the Company need to raise new capital to support operations it will be able to do so on favorable terms, if at all.  All of the Company's accounts payable and accrued liabilities are current and payable within one year.

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

v.       Interest rate risk
Interest rate risk is the impact that changes in interest rates could have on the Company's earnings and liabilities.  In the normal course of business, the Company is not exposed to interest rate fluctuations because it has no interest bearing debt as at December 31, 2014 and invested cash is short-term in nature.

18.    Segmented Information

All of the Company's operations are in the mineral properties exploration industry with its principal business activity in the acquisition and exploration of mineral properties.  The Company conducts its resource properties exploration activities primarily in Argentina.

The location of the Company's assets by geographic area as of December 31, 2014 and December 31, 2013 is as follows:

	December 31, 2014	December 31, 2013
Canada	$118,729	$2,876,489
Argentina	2,403,161	2,103,649
United States	4,817	22,629
	$2,526,707	$5,002,767

The location of the Company's net loss by geographic area as of December 31, 2014 and December 31, 2013 is as follows:

	December 31, 2014	December 31, 2013
Canada	$(546,890)	$1,909,043
Argentina	(2,096,180)	(3,668,012)
United States	(659,084)	(921,119)
	$(3,302,154)	$(2,680,088)

The Company had generated 100% of its revenue from its former exploration partnership in Argentina.  All revenue was paid in Canada and generated from service performed in Argentina.

19.    Commitments and Provision

i)	On March 27, 2007, the Company signed a definitive lease purchase agreement with FK Minera S.A. to acquire a 100% interest in the Bajo Pobré gold property located in Santa Cruz Province, Argentina. The Company may earn up to a 100% equity interest in the Bajo Pobré property by making cash payments and exploration expenditures over a five-year earn-in period.

The required expenditures and ownership levels upon meeting those requirements were:

Year of the Agreement	Payment to FK Minera S.A.		Exploration Expenditures Required	Ownership
First year – 2007	US$50,000	PAID	US$250,000	0%
Second year – 2008	US$30,000	PAID	US$250,000	0%
Third year –2009	US$50,000	PAID	-	51%
Fourth year – 2010	US$50,000	PAID	-	60%
Fifth year – 2011	US$50,000	PAID	-	100%

After the fifth year, the Company is obligated to pay FK Minera S.A. the greater of a 1% net smelter royalty ("NSR") on commercial production or US$100,000 per year.  The Company has the option to purchase the NSR for a lump-sum payment of US$1,000,000 less the sum of all royalty payments made to FK Minera S.A. to that point.

As of December 31, 2014, the Company has made all required payments to FK Minera S.A., the owner of the Bajo Pobré property.  The parties to the contract have finalized an amendment to the contract terms and therefore the Company's ability to retain rights to explore the Bajo Pobré property is affirmed at this time.  As part of the amendment, the Company's obligation of exploration expenditures has been waived by FK Minera S.A., thus affirming the Company's right to ownership.

j)	In March 2007, the Company was the successful bidder for the exploration and development rights to the La Josefina project from Fomicruz. On July 24, 2007, the Company entered into an agreement with Fomicruz pursuant to which the Company agreed to invest a minimum of US$6 million in exploration and development expenditures over a four year period, including US$1.5 million before July 2008. The agreement provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation ("JV Corporation") would be formed by the Company and Fomicruz. A revised schedule for exploration and development of the La Josefina project was submitted in writing to Fomicruz and was adopted on May 3, 2011, mandating that an economic feasibility study and production decision be made by the Company for the La Josefina project by the end of 2013. The Company would own 91% of the joint venture company and Fomicruz would own the remaining 9%.

On November 15, 2012 the Company signed an amended agreement with Fomicruz extending the exploration term by 4 years; the new agreement requires the Company to make a production decision by the end of 2019.  The Company's projected production date is December 31, 2019.

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

A participating interest of Fomicruz over the minerals and metals extracted from the field and the purchase option of up to a 49% participating interest in the incorporation of the future Company to be organized for the productions and exploitation of the project, having Fomicruz to contribute the equivalent of such percentage of the investments made.  The Company has the right to buy back any increase in Fomicruz's ownership interest in the JV Corporation at a purchase price of USD$200,000 per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can purchase 10% of the Fomicruz's initial 19% JV Corporation ownership interest by negotiating a purchase amount with Fomicruz.

k)	On June 30, 2010, a former director and accounting consultant ("the Consultant") to the Company severed his business relationship with the Company. On August 5, 2010 the Consultant claimed that since 2006, he was actually an employee of, not a consultant to, CCSA. On September 7, 2010, the Argentine Ministry of Labor, Employment and Social Security filed a Certificate of Notice on CCSA and the Company indicating that a representative from CCSA and the Company must appear before a mediator to address the Consultant's claims. The certificates of notice stated the value of the Consultant's claim against the Company at 500,000 pesos (US$126,811).

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

l)	On October 31, 2011, the Company signed an agreement with the owners of the Piedra Labrada Ranch for the use and lease of facilities on the same premises as the Company's La Josefina facilities. The initial term was for three years beginning November 1, 2011 and ended on October 31, 2014, including annual commitments of $60,000. The Company has extended this agreement for one year.

m)	On April 1, 2012 the Company entered into a 9 month agreement with the surface rights holder of the Piedra Grande Ranch, located in Santa Cruz province, Argentina for access and use of their property. The agreement allows for the Company to engage in exploration activity as well as use the property and the facilities to house and store the Company's equipment and personnel. The Company agreed to consideration of US$3,000 per month under this agreement. The initial term of the agreement ended on December 31, 2012. The Company extended the agreement until December 31, 2013. The Company's total obligation under this agreement for the year ended December 31, 2013 was US$36,000. The Company did not extend this agreement for another year.

n)	On May 3, 2012, the Company entered into an exploration agreement with Eldorado Gold Corp. ("Eldorado") for the purpose of exploring the Company's exploration projects in Santa Cruz province, Argentina. The agreement classifies projects into three stages: Stage I is an early exploration project that is not ready for exploration drilling; Stage II is a project that is drill ready, or being drilled; Stage III requires that the Company and its exploration partner jointly create a new company where by the Company will retain a 25% interest in the new company and Eldorado Gold Corp., or a nominee of their choice, will be granted a 75% interest in the new company. The Company had two Stage II projects, Bajo Pobré and La Valenciana, and one new Stage I project, La Josefina.
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

o)	On September 1, 2012, the Company moved into new office space. The Company signed a new office lease with a three-year term, which included the first four months for free. In December 2013, the Company moved out of the office space and terminated the lease. The Company included in accounts payable and accrued liabilities as at December 31, 2013 US$21,000 for settlement of a lease break fee.

p)	On October 1, 2012, the Company entered into an agreement with the surface owner of the Bajo Pobré Ranch in Santa Cruz province, Argentina. As consideration for access to the Bajo Pobré property and use of the Bajo Pobré Ranch, the Company agreed to pay the owner $5,000 per month over a period of 9 months ending on June 30, 2013. The Company's total commitment for 2013 under this agreement was US$30,000. The Company did not extend the lease for an additional year.

q)	On November 1, 2012, the Company entered into an agreement with Fomicruz for the exploration of the La Valenciana project in Santa Cruz province, Argentina. The agreement is for a total of 7 years, expiring on October 31, 2019. The 7 years is broken into 3 economic periods, at the end of each period the Company will have the option of reporting its results to Fomicruz or terminating the agreement.

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

•	To purchase an additional 10% in the JV corporation, Fomicruz must reimburse the Company for 10% of the exploration expenses made by the Company during the exploration period;

•	To purchase the next 10% interest in the JV corporation, Fomicruz must reimburse the Company for 20% of the exploration expenses made by the Company during the exploration period;

•	To purchase a final additional 20% interest in the JV Corporation, Fomicruz must reimburse the Company for 25% of the exploration expenses made by the Company during the exploration period; bringing Fomicruz's total ownership interest in the JV Corporation to 49%.

At the Company's option it can purchase all but the 9% granted ownership interest in the JV Corporation from Fomicruz for USD $200,000 per percentage point owned.  The remaining 9% can be purchased for a mutually agreed amount, to be determined by negotiation between Fomicruz and the Company.

r)	On October 3, 2013, the Tax Authorities of the Santa Cruz Province, started a claim requesting omitted stamp tax on a) the Exploration Agreement signed during fiscal year 2012 (Amendment of "La Josefina" and "La Valenciana" contract) and b) Loan Agreement signed between the parent Companies and CCSA. Request is in the amount of $248,673. This amount does not include potential fines. An accrual for this amount has been included in taxes payable in the consolidated statements of financial position.

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

s)	On March 26, 2014, the Company signed an agreement with the surface rights holder of the La Valenciana Ranch, located in Santa Cruz Province, Argentina for access and use of their property. The agreement allows for the Company to engage in exploration activity. The term is for five years, beginning April 1, 2014 and ending March 31, 2019, including annual commitments of $36,000. The Company's total commitment for 2014 was US$24,000.

20.    Capital Disclosure

Capital management is the key to achieving the Company's growth plans, the maintenance of a strong capital base to ensure financial flexibility, and providing returns to shareholders.
The Company's capital is comprised of shareholders' equity, as follows:
Management of capital risk
	December 31,	December 31,
	2014	2013
Shareholders' equity	$1,465,640	$4,285,821

The Company does not have covenants associated with the Company's long-term liabilities.  The Company regularly reviews its on-going capital requirements to fund capital expenditures and service upcoming obligations.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments.
The Company is not subject to externally imposed capital requirements.

21.    Subsequent Events

Subsequent to year end, 600,000 stock options expired with exercise price of $0.65.