Form 20-F
Patagonia Gold Corp.
filed 2021-05-05
CIK 1551206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-182072

PATAGONIA GOLD CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Av. Libertador 498 P.26 Argentina C.A.B.A
(Address of principal executive offices)

(+5411) 52786950
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 363,030,378 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

Table of Contents
GENERAL	1
NOTE REGARDING REVERSE TAKE-OVER TRANSACTION	1
NOTE REGARDING FOREIGN PRIVATE ISSUER STATUS	1
NOTE REGARDIGN THE PREPARATION OF THE COMPANY’S FINANCIAL STATEMENTS	2
CAUTIONARY NOTE REGARDING ESTIMATES OF MINERAL RESOURCES	2
NOTE REGARDING FORWARD LOOKING STATEMENTS	4
Item 1.	5
Item 2	5
Item 3	5
A. Selected Financial Data	5
B. Capitalization and Indebtedness	5
C. Reasons for the Offer and Use of Proceeds	5
D. Risk Factors	5
Item 4	20
A. History and Development of the Company	20
B. Business Overview	20
C. Organization Structure	27
D. Property, Plant, and Equipment	28
Item 4A. Unresolved Staff Comments	52
Item 5. Operation and Financial Review and Prospects	52
A. Operating Results	52
B. Liquidity and Capital Resources	60
C. Research and Development, Patents and Licenses, etc.	61
D. Trend Information	61
E. Off Balance Sheet Arrangements	61
F. Tabular Disclosure of Contractual Obligations	61
G. Safe Harbor	62
Item 6. Directors, Senior Management and Employees	62
A. Directors and Senior Management	62
B. Compensation	65
C. Board practices	68
D. Employees	70
E. Share Ownership	70
Item 7. Major Shareholders and Related Party Transactions	71
A. Major Shareholders and Related Party Transactions	71
B. Related Party Transactions	71
C. Interest of Expert and Counsel	72
Item 8. Financial Information	72
A. Consolidated Statements and Other Financial Information	72
B. Signification Change	73

Item 9. The Offer and Listing	73
A. The Offer and Listing	73
B. Plan of Distribution	73
C. Markets	74
D. Selling Shareholder	74
E. Dilution	74
F. Expenses of the Issue	74
Item 10. Additional Information	74
A. Share Capital	74
B. Memorandum and Articles of Association	74
C. Material Contracts	74
D. Exchange Controls	74
E. Taxation	75
F. Dividends and Paying Agents	80
G. Statement by Experts	80
H. Documents on Display	80
I. Subsidiary Information	80
Item 11. Quantitative and Qualitative Disclosures About Market Risk	82
Item 12. Description of Securities Other than Equity Securities	82
Item 13. Defaults, Dividend Arrearages and Delinquencies	82
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	82
Item 15. Control and Procedures	82
Item 16A. Audit Committee Financial Expert	83
Item 16B. Code of Ethics	83
Item 16C. Prinipal Accountant Fees and Services	84
Item 16D. Exemptions from the Listing Standards for Audit Committees	84
Item 16E. Purchases of Equitey Securities by the Issuer and Affiliated Purchasers	84
Item 16F. Changes in Registrant’s Certifying Accountant	85
Item 16G. Corporate Governance	85
Item 16H. Mine Safety Disclosure	85
Item 17. Financial Statements	85
Item 18. Financial Statements	85
Item 19. Exhibits.	86

GENERAL

In this Annual Report on Form 20-F (the “Annual Report”), references to “we”, “us”, “our”, the “Company”, and “Patagonia” means Patagonia Gold Corp., and its subsidiaries, unless the context requires otherwise.

All currency amounts in this Annual Report are stated in United States Dollars unless otherwise indicated. The financial statements and summaries of financial information have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”).

NOTE REGARDING REVERSE TAKE-OVER TRANSACTION

On July 24, 2019, Patagonia Gold Corp. (formerly Hunt Mining Corp (“Hunt”)) and Patagonia Gold Limited (“PGL”) (formerly Patagonia Gold PLC (“PGP”)) completed a reverse acquisition (the “RTO”) resulting in the Company acquiring all of the issued common stock of PGL in exchange for common shares of the Company on the basis of 10.76 common shares for each PGL share then outstanding. The Company issued 254,355,192 common shares to the shareholders of PGL representing an ownership interest of approximately 80%. The operating name of Hunt Mining Corp. was changed to Patagonia Gold Corp after the RTO.

As a result of the RTO, former shareholders of PGL acquired control of the Company, and the transaction was accounted for as an RTO that constitutes a business combination for accounting purposes. PGL is deemed to be the acquiring company under IFRS and its assets and liabilities, equity and historical operating results are included at their historical carrying values, and the net assets of the Company are recorded at the fair value as at the date of the transaction.

All comparative financial information disclosed in this Annual Report prior to the date of the RTO is that of PGL.

NOTE REGARDING FOREIGN PRIVATE ISSUER STATUS

Patagonia Gold Corp. was incorporated under the Business Corporations Act (Alberta) and currently exists under and is governed by the Business Corporations Act (British Columbia). Our business is administered principally outside of the United States and the majority of our assets are located outside of the United States. Pursuant to the RTO, shareholders of PGL received 254,355,192 common shares of the Company (representing an ownership interest of approximately 80%). As a result, as of December 31, 2020, 72.86% of the Company’s common stock was held by non-United States citizens and residents.

For these reasons, we believe that we qualify as a “foreign private issuer” and, as a result, are able to report regarding our common shares using this Annual Report.

NOTE REGARDING THE PREPARATION OF THE COMPANY’S FINANCIAL STATEMENTS

Prior to the RTO, the Company did not qualify as a foreign private issuer and was therefore required to file its financial statements with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with United States generally accepted accounting principles (“U.S. GAAP”). As a result of the RTO and the Company qualifying as a foreign private issuer, the Company prepared its financial statements for the year ended December 31, 2020 in accordance with IFRS, as issued by the IASB. The Company’s financial statements included in this Annual Report for the years ended December 31, 2019 and 2018 were previously prepared in accordance with U.S. GAAP and converted for the purposes of this Annual Report in order to comply with IFRS, as issued by the IASB.

CAUTIONARY NOTE REGARDING ESTIMATES OF MINERAL RESOURCES

The Mineral Resource estimates reported in this Annual Report have been prepared in accordance with the requirements of Canadian securities laws, NI 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards, which differ from the requirements of securities laws in the United States. The CIM Definition Standards differ from the definitions in the United States SEC Guide 7 (the “SEC Guide 7”). The terms “Proven Mineral Reserves”, “Probable Mineral Reserves”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws.

Canadian mining disclosure standards differ from the requirements of the SEC under SEC Guide 7, and Mineral Reserve and Mineral Resource information referenced in this Annual Report may not be comparable to similar information disclosed by companies reporting under U.S. standards. In particular, and without limiting the generality of the foregoing, the term “Mineral Resource” does not equate to the term “Mineral Reserve”. Under United States standards, mineralization may not be classified as a “Mineral Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources” or “Indicated Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Disclosure of “contained ounces” in a Mineral Resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “Mineral Reserves” are also not the same as those of the SEC, and reserves in compliance with NI 43-101 may not qualify as “Mineral Reserves” under SEC standards.

SEC has replaced the SEC Guide 7 with subpart 1300 of Regulation S-K which will come into effect on January 1, 2021. The requirements under this new regulation converge with the requirements under NI 43- 101 with the exception of a few items. Early adoption of the regulation is permitted but at this time, Patagonia has not elected for the early adoption of subpart 1300 of Regulation S-K.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration. The estimates of Mineral Resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. The following definitions are reproduced from the CIM Definition Standards:

A “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

For the purposes of the CIM Definition Standards, “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

This information is being provided in accordance with NI 43-101 pursuant to the foreign state law exemption under Industry Guide 7.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this report (including information incorporated by reference) are “forward-looking statements.” The Company’s forward-looking statements include current expectations and projections about future production, results, performance, prospects and opportunities, including reserves and other mineralization. The Company has tried to identify these forward-looking statements by using words such as “may,” “might,” “will,” “expect,” “anticipate,” “believe,” “could,” “intend,” “plan,” “estimate” and similar expressions. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, which may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

Please see “Item 3. Key Information — D. Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. The statements contained in Item 4 – “Information on the Company”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures about Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.	Selected Financial Data

Not Applicable.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

The Company’s securities are highly speculative and subject to a number of risks. Investors should not consider an investment in the Company’s securities unless they are capable of sustaining an economic loss of the entire investment. Furthermore, if other risks not presently known to the Company, or that the Company does not currently believe to be significant, occur or become significant, the Company’s financial condition and results of operations could suffer and the trading price of the common shares could decline. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Investing in the Company’s common shares involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in or referred to in this report, before purchasing shares of our common shares. There are numerous and varied risks, known and unknown, that may prevent the Company from achieving our goals. The risks described below are not the only ones the Company will face. If any of these risks actually occurs, the Company’s business, financial condition or results of operation may be materially adversely affected. In such case, the trading price of the Company’s common shares could decline and investors in the Company’s common shares could lose all or part of their investment. The information in this Annual Report is complete and accurate as of the dates referenced herein, but the information may change after such date.

Should one or more of the foregoing risks or uncertainties materialize or should the underlying assumptions of the Company’s business prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Additional funding requirements

The continuing exploration and development of the Company’s projects will depend upon the ability to obtain funding through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital or that any funds raised will be sufficient for the purposes contemplated. Failure to obtain additional funding on a timely basis could cause the Company to reduce or terminate its proposed operations. There can be no certainty that capital will be available to the Company on acceptable terms. If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those they possess prior to such issuances. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

COVID-19

On March 11, 2020, the World Health Organization (WHO) stated the “public health emergency of international concern” and declared the state of pandemic worldwide due to the COVID-19’s outbreak in Wuhan, China and its subsequent global spread.

Following this statement, on March 19, 2020, the Argentine Government ordered the “Social, Preventive and Compulsory Isolation” (A.S.P.O. for its acronym in Spanish), by Necessity and Urgency Decree No. 297/2020, imposing border closures and stringent restrictions on domestic circulation of individuals. Such measures comprised several exceptions, including activities that were considered “essential” and, therefore, were excluded from such restrictions. Successive Necessity and Urgency Decrees extended the term of the mentioned measures until November 8, 2020. As of November 9, 2020, by Necessity and Urgency Decree No. 875/2020 and its amendments, it was established the Preventive and Compulsory Social Distancing (Di.S.P.O. for its acronym in Spanish) that is in full force and effect through February 28, 2021 and can be extended for as long as it may be considered necessary in view of the epidemiological situation.

Subsequently, on December 30, 2020, the Ministry of Health’s Resolution No. 2883/2020, approving the “Strategic COVID-19 Vaccination Plan” in the Republic of Argentina, was issued. It aimed to reduce morbidity, mortality, and socio-economic impacts of the pandemic, based on the stepped and progressive vaccination of certain population groups. As of the date of this annual report, the said plan is in its initial implementation phase.

Because of the various measures adopted by the Argentine government, and within the scenario of the economic activity’s generalised recession, the Company has implemented a protocol establishing the working conditions to operate in strict compliance with the public health standards issued by national and provincial authorities, in order to minimize the risk of contagion of co-workers, clients and providers, and to enable the business continuity. It is worth emphasising that, as of the date of this Annual Report, the COVID-19 pandemic continues to be a prevalent situation, the duration of which is uncertain, and the measures taken by the different authorities (national, provincial, and pertaining to town) in response thereto are constantly evolving.

Although the continuity of the Company’s operation has not been significantly affected, the extent of COVID-19’s impact on the operational and financial performance will depend on the evolution of events (including the spread rate and duration, as well as the national and international governmental measures taken in such regard) and on the impact this situation may cause on our main clients, employees, and providers; all of which is uncertain and, at present, not possible to foresee. Should the virus spread, travel bans remain in place or should one of the Company’s team members or consultants become infected, the Company’s ability to advance its projects may be impacted. Similarly, the Company’s ability to obtain financing and the ability of the Company’s vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

Limited operating history

The Company does not have a substantial history of producing metals from their current mineral properties. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	the availability and costs of skilled labour and mining equipment;
•	the availability and cost of appropriate smelting and/or refining arrangements;
•	the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and
•	the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the location of the Company’s mining properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties. Actual capital costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

Economics of Developing Mineral Properties

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Patagonia not receiving an adequate return on invested capital. There is no certainty that the expenditures made by Patagonia towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Exploration risks

Resource exploration, development and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral reserves but from finding mineral reserves which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into production. The majority of exploration companies fail to ever locate an economic deposit. Substantial expenditures are required to establish mineral reserves. No assurance can be given that minerals will be discovered in sufficient grade or quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether an exploration property will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or not obtaining the required capital to develop any project. The Company will evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that significant restrictions will not be placed on the exploration areas and any other properties the Company may acquire or its operations. Such restrictions may have a material adverse effect on the Company’s business and results of operation.

Ability to exploit current and future discoveries

It may not always be possible for the Company to participate in the exploitation of successful discoveries. Such exploitation may involve the need to obtain licences or clearances from the relevant authorities, which may not be available on a timely basis or may require conditions to be satisfied and/or the exercise of discretion by such authorities. It may or may not be possible for such conditions to be satisfied, and such conditions may prove uneconomic or not practical. Furthermore, the decision to proceed to further exploration may require the participation of other companies whose interests and objectives may not be consistent with those of the Company. Such further exploitation may also require the Company to meet or commit to financial obligations which it may not have anticipated or may not be able to commit to due to a lack of funds or an inability to raise funds.

Higher than normal capital costs to take some of the Company’s projects into production

None of the Company’s mineral properties have a significant operating history upon which the Company can accurately base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon studies which derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
•	anticipated recovery rates of gold, copper and other metals from the ore;
•	cash operating costs of comparable facilities and equipment; and
•	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company, if prepared, may differ significantly from those anticipated by current studies and estimates, and there can be no assurance that the Company’s actual operating costs will not be higher than currently anticipated. Whether income will result from projects undergoing exploration and development programs depends on the successful establishment of mining operations. Successful project development is affected by factors such as:

•	costs;
•	actual mineralization;
•	consistency and reliability of ore grades; and
•	commodity prices.

The design and construction of efficient processing facilities, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants also can affect successful project development.

Increased demand for and cost of contract mining services and equipment

Recent increases in metal prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and costs due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.

Variance in mineral production yield than is currently estimated

The Company’s current reported mineral resources are only estimates. The Company cannot give any assurance that the estimated mineral resources will be recovered or that they will be recovered at the rates estimated. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition. Such production estimates are dependent on, among other things:

•	the accuracy of mineral resource estimates;
•	the accuracy of assumptions regarding ore grades and recovery rates;
•	ground conditions;
•	physical characteristics of ores;
•	the presence or absence of particular metallurgical characteristics; and
•	the accuracy of estimated rates and costs of mining, ore haulage and processing.

Mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increases in production costs or reduced recovery rates, may render certain mineral resources uneconomic and may ultimately result in a restatement of resources. Moreover, short-term operating factors relating to the mineral resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period.

Dependence on limited mining properties

The Mina Martha Project, Calcatreu Project, Lomada de Leiva (“Lomada”) Project and Cap-Oeste Project account for a significant majority of the Company’s mineral resources and the potential for the future generation of revenue. Any adverse development affecting the progress of the Mina Martha Project, Calcatreu Project, Lomada Project and Cap-Oeste Project such as, but not limited to, obtaining financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect of the Company’s financial performance and results of operations. Ongoing activity at the Mina Martha Project is being undertaken without established mineral resources or reserves and the Company has not established the economic viability of the operations on the Mina Martha Project. As a result, there is increased uncertainty and economic risk of failure associated with these activities.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather conditions, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

In addition, if the Company discovers a mineral deposit, it would typically take several years from the initial phases of exploration until production is achieved. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

Changes in laws

Changes to any of the laws, rules, regulations or policies to which the Company is subject could have a significant impact on the Company’s business. There can be no assurance that the Company will be able to comply with any future laws, rules, regulations and policies. Failure by the Company to comply with applicable laws, rules, regulations and policies may subject it to civil or regulatory proceedings, including fines or injunctions, which may have a material adverse effect on the Company’s business, financial condition, liquidity and results of operations. In addition, compliance with any future laws, rules, regulations and policies could negatively impact the Company’s profitability and have a material adverse effect on its business, financial condition, liquidity and results of operations.

Dependence on the directors and officers

The Company’s future success is dependent on its ability to attract and retain suitably qualified directors and officers in the future and the ability of such directors and officers to deal effectively with complex risks and relationships and to execute the Company’s exploration plan and future development plans. The success of the Company is, and will continue to be, to a significant extent dependent on the expertise and experience of its directors and officers and the loss of one or more of the directors or officers could have a material adverse effect on the Company. The success of the Company will depend on the ability of its directors and officers to interpret market, engineering, metallurgical and geological data correctly and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate investment opportunities, monitor such investments and ultimately, if required, successfully divest such investments. Furthermore, two of the Company’s directors (Messrs. Miguens and Hunt) collectively hold 62.77% of the Company’s issued and outstanding common shares on a non-diluted basis and the Company has agreed that they each have a right (the “Participation Rights”) to maintain their percentage interest in the Company upon certain equity issuances undertaken by the Company until December 31, 2022 so long as their ownership interest is not less than 20%. As a result of their shareholdings and the Participation Rights, they have the ability, among other things, to approve significant corporate transactions and delay or prevent a change of control of the Company that could otherwise be beneficial to minority shareholders. They will also have the ability to control the outcome of any matter submitted for the vote or consent of the Company’s shareholders. In some cases, their interests may not be the same as those of the Company’s other shareholders, and conflicts of interest may arise from time to time that may be resolved in a manner detrimental to the Company or its minority shareholders.

Dependence on key personnel

The Company has a small management team and the loss of a key individual, or its inability to attract suitably qualified persons in the future, could have a material adverse effect on the Company.

Dependence on third party contractors

The Company is heavily dependent on third party contractors for exploration work as well as for developing, operating and maintaining a workable system for mining and processing. A failure of a contractor or disputes with a contractor could have a material adverse effect on the Company, its business, the results of operations and its financial condition. The Company is also exposed to risks associated with the failure of counterparties to perform their operational or other obligations to the Company in compliance with the terms of contractual arrangements between the Company and such counterparties.

Labour and employment matters

Adverse changes in labour regulations may have a material adverse effect on the Company’s business, results of operations and financial condition.

Failure of third parties’ reviews, reports and projections to be accurate

The Company relies upon third parties to provide analysis, reviews, reports, advice and opinions regarding the Company’s projects. There is a risk that such analysis, reviews, reports, advice, opinions and projects are inaccurate, in particular with respect to resource estimation, process development and recommendations for products to be produced as well as with respect to economic assessment including estimating the capital and operating costs of the Company’s projects and forecasting potential future revenue streams. Uncertainties are also inherent in such estimations.

Litigation

Legal proceedings may arise from time to time in the course of the Company’s business. There have been a number of cases where the rights and privileges of mining companies have been subject to litigation. The directors cannot preclude that such litigation may be brought against the Company in the future from time to time or that it may be subject to any other form of litigation.

Political instability, sovereign and regulatory risk

The Company’s mineral exploration activities and future project development could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the mining business, including expropriation. Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation. In addition, from time to time, governments may nationalize private businesses, including mining companies. There can be no assurance that the governments of countries where the Company or its affiliates operate or the governments with whom the Company works will not nationalize mining companies and their assets in the future or impose burdensome obligations or restrictions. There can also be no assurance that foreign governments will not impose burdensome obligations or restrictions on the Company, the Company’s affiliates or their projects, or will not put in place exploitation regulations in a timely manner or on commercial terms sufficiently attractive to the Company to enable development of its projects.

Environmental risk and hazards

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Governmental approvals and permits are currently and may in future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

General project risks

Whether a mineral deposit will be commercially viable depends on a number of factors, which may include: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices, which are highly cyclical, and government/regulatory body regulations, including regulations relating to prices, taxes, royalties, tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. Some of the Company’s projects are at an early stage of exploration. Any further development of such projects will only follow upon obtaining satisfactory exploration results, environmental impact assessments and the scrutiny of environmental, technical and feasibility reports. Substantial expenditures are required to discover and establish sufficient resources and ore reserves and to develop the mining and processing facilities and infrastructure at any sites selected for mining and processing. There can be no assurance that the Company will be able to realize sufficient financing to facilitate such development.

Management of growth

The ability of the Company to implement its strategy requires effective planning and management control systems. The Company’s plans may place a significant strain on its management, operational, financial and personnel resources. The Company’s future growth and prospects will depend on its ability to manage this growth and to continue to expand and improve operational, financial and management information and quality control systems on a timely basis, whilst at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial and management information and quality control systems in line with the Company’s growth could have a material adverse effect on the Company’s business, financial condition and results of operations. There are also risks associated with establishing and maintaining systems of internal controls.

Commodities Price Risk

The profitability of mining operations is significantly affected by changes in the market price of metals and the cost of power, petroleum fuels and oil. The level of interest rates, the rate of inflation, world supply of metals and stability of exchange rates can all cause significant fluctuations in base metal, precious metal, chemical reagent and oil prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of gold, silver and other minerals, and oil has fluctuated widely in recent years. Depending on the price of gold, silver, and the cost of power, chemical reagents, petroleum fuels and oil, cash flow from mining operations may not be sufficient to cover the Company’s operating costs or costs of servicing debt. The Company is not currently a party to any commodity hedging contracts.

Permits and licences

Operations of the Company require or will require licences and permits from various governmental authorities. The Company anticipates that it will be able to obtain in the future all necessary licences and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licences and permits. However, there can be no guarantee that the Company will be able to obtain at all or on reasonable terms, and maintain, at all times, all necessary licences and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In addition, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of any producing operations or preclude the economic development of any property.

Competition

The international natural resources industry is highly competitive. Competition in the mining exploration and development business is intense and could adversely affect the ability of the Company to suitably develop its properties. The Company will be competing with many other exploration and development companies possessing greater financial resources and technical facilities. There is a risk that competitors may find substitutes for the metals for which the Company is exploring or find lower cost sources of, or more efficient processes to extract, such metals. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Environmental matters

All of the Company’s exploration and development operations will be subject to environmental permitting and regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its exploration, development and production activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company’s exploration, development and production activities will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities.

It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company’s business, causing those activities to be economically re-evaluated at that time.

Conflicts of interest

Certain of the officers and directors of Patagonia are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. The Company’s board of directors (the “Board”) will be required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Title to Mining Properties

Acquiring the title to the mining property is a detailed and prolonged process. Title may be challenged or be subject to legal disputes. Although the Company has researched in the most diligent and fullest possible manner the title to its mining properties, there is no certainty that its title will not be disputed or challenged in the future.

Currency Risk

As a result of the use of different currencies, the Company is subject to foreign currency fluctuations which may materially affect its business, results of operations and financial condition.

Liquidity risk

The Company might incur further debt in order to fund its exploration and operational programs, which would reduce its financial flexibility and could have a material adverse effect on the Company’s business, financial condition or results of operations. The Company’s ability to meet its debt obligations and reduce its level of indebtedness depends on future performance. General economic conditions, mineral prices and financial, business and other factors affect the Company’s operations and future performance. Many of these factors are beyond the Company’s control. The Company cannot assure investors that it will be able to generate sufficient cash flow to pay the interest on its debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. Factors that will affect its ability to raise cash through an offering of securities or a refinancing of any debt include financial market conditions and the value of its assets and performance at the time the Company needs capital. The Company cannot assure investors that it will have sufficient funds to make such payments. If the Company does not have sufficient funds and is otherwise unable to negotiate renewals of its borrowings or arrange new financing, it might have to sell significant assets. Any such sale could have a material adverse effect on the Company’s business, operations and financial results.

Failure to obtain additional financing, if required, on a timely basis, could cause the Company to reduce or delay its proposed operations.

The majority of sources of funds expected to be available to the Company for potential acquisitions and its exploration and development projects are in large portion expected to be derived from the issuance of equity. While the Company have been able in the past to obtain equity financing and has secured shareholder loans to undertake planned exploration and development programs, there is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Although the Company intends to generate operating income and cash flow from mining operations, there can be no assurances that the Company will have sustainable economic operations or be able to generate positive operating income or cash flow from such operations.

Disruption from non-governmental organizations

As is the case with any businesses which operate in the mining industry, the Company may become subject to pressure and lobbying from non-governmental organizations. There is a risk that the demands and actions of non-governmental organizations may cause significant disruption to the Company’s business which may have a material adverse effect on its operations and financial condition.

Infrastructure

Exploration, processing, development and exploitation activities depend on adequate infrastructure. Reliable roads, bridges, ports, rail, power sources and water supply are important requirements, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the future operations of the Company.

Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, as well as political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company.

Operating hazards and risks

Mineral resource exploration and development and the operation of mineral and chemical processing facilities involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include failure of equipment or processing facilities to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government or regulatory action or delays, unanticipated events related to health, safety and environmental matters, formation pressures, fires, power outages, labor disruptions, flooding, explosions, and the inability to obtain suitable or adequate machinery, equipment or labor.

Operations in which the Company will have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral products as well as the operation of a processing facility, any of which could result in damage to or destruction of producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Health and safety

Mining, like many other exploration or extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer.

There is no assurance that the Company has been or will at all times be in full compliance with all laws and regulations or hold, and be in full compliance with, all required health and safety permits. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any noncompliance therewith may adversely affect the Company’s business, financial condition and results of operations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in the levels of production at producing properties, or abandonment or delays in development of new mining properties.

Influence of joint-venture partners

Exploration, development and mining projects are often conducted through joint-venture agreements which may require the unanimous approval of the parties to the joint-venture or their representatives for certain fundamental decisions relating to the governance and operations of the joint-venture. As a result, a party may have a veto right, or similar power, with respect to such decisions which could lead to a deadlock and negatively impact or limit the future business operations or financial position of the Company.

Fluctuations in the price of consumed commodities

Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as diesel, oil, electricity, chemicals and reagents, fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

Risks relating to Argentina

The Company may be responsible for corruption and anti-bribery law violations

The Company’s business will be subject to the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), which generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Since all of the Company’s interests will be located in Argentina, there is a risk of potential CFPOA violations. In addition, the Company will be subject to the anti-bribery laws of Argentina and of any other countries in which it conducts business in the future. The Company’s employees or other agents may, without its knowledge and despite its best efforts, engage in prohibited conduct under the Company’s policies and procedures and the CFPOA or other anti-bribery laws for which the Company may be held responsible. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Project production and profitability

The commercial viability of mineral deposits of the kind located and believed to be located on the Martha Mine Project and the Patagonia Projects is dependent upon a number of factors, including the quality, size, grade, and other attributes of the deposits and the proximity to, and availability of, infrastructure necessary to develop and exploit minerals on a commercial scale.

Potential political, social and economic instability in Argentina

The principal mineral property interests of the Company will be located exclusively in Argentina. Although the Company believes that the current conditions in Argentina are relatively stable and conducive to conducting business, the Company’s current and future mineral exploration and mining activities could be impacted by adverse political or economic developments. Such adverse developments may include widespread civil unrest and rebellion, the imposition of unfavorable government regulations on foreign investment, production and extraction, prices, exports, income taxes, expropriation of property, environmental compliance and worker safety.

Argentinean taxes affecting cost estimates provided by the Company

The Company will be required to pay taxes in Argentina on earnings generated from its Argentinean operations and these taxes are subject to change in the future. The operating costs at the Company’s Argentinean operations have assumed a current Argentinean tax rate, which may be increased in the future. Accordingly, cost estimates may not represent an accurate statement of future tax costs.

Mining tax regime risk

Mining tax regimes in foreign jurisdictions are subject to differing interpretations and are subject to constant change and may include fiscal stability guarantees. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

Risks associated with the transportation of concentrate

The concentrates to be produced by the Company have significant value and will be loaded onto road vehicles for transport. The geographic location of the Martha Mine Project and the Patagonia Projects and other projects in Argentina and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Theft of concentrate

The Company may have significant concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment. The Company will take steps to secure its concentrate, whether in storage or in transit. The Company will have insurance coverage for its inventory while in transit; however, recovery of the full market value may not always be possible. Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Company’s financial results.

Risks Relating to Emerging Markets

The Company operates in Argentina, which is considered an emerging market. Emerging market investments generally pose a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s operations in Argentina expose it to heightened risks relating to prevailing political and socioeconomic conditions which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.

As an example, in May 2012, the previous government of Argentina re-nationalized YPF, the country’s largest oil and gas company. There can be no assurance that the government of Argentina will not nationalize other businesses operating in the country, including the business of the Company. The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so. Argentinean regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s mineral exploration and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety. Such factors may prevent or restrict mining of some or all of any deposits which the Company may find on the Company’s properties. Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects. Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations; however, there can be no assurance that they will not in the future, in which case they could restrict the Company’s operations, business, financial condition, results of operations and future prospects, and the value of the Company could be adversely affected by illegal activities by others, corruption or by claims, even if groundless, implicating the Company in illegal activities. Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in the light of those risks, their investment is appropriate. Generally, investment in emerging and developing markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

Risks Relating to the Company’s Common Shares

If the Company’s business is unsuccessful, its shareholders may lose their entire investment

Although shareholders will not be bound by or be personally liable for the Company’s expenses, liabilities or obligations beyond their total original capital contributions, should the Company suffer a deficiency in funds with which to meet its obligations, the shareholders as a whole may lose their entire investment in the Company.

The price of the Company’s common shares has been and may continue to be volatile

The common shares of the Company are currently listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “PGDC”. The trading price for the Company’s common shares has been and is likely to continue to be highly volatile. Factors that could adversely affect the price of its common shares include:

•	fluctuations in operating results;
•	changes in governmental regulation;
•	litigation;
•	general stock market and economic conditions;
•	number of shares available for trading (float); and
•	inclusion in or dropping from stock indexes.

As a “foreign private issuer”, the Company is exempt from certain sections of the Exchange Act, which results in shareholders having less complete and timely data than if the Company were a domestic U.S. issuer

As a “foreign private issuer,” as defined under U.S. securities laws, the Company is exempt from certain sections of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). In particular, it is exempt from Section 14 proxy rules which are applicable to domestic U.S. issuers. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K has typically been more limited than the submissions required of U.S. issuers and results in shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the compensation committee. In addition, due to the company’s status as a foreign private issuer, the officers, directors and principal shareholders of the Company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Exchange Act. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits which apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

The Company could lose its “foreign private issuer” status in the future, which could result in significant additional costs and expenses.

In order to maintain the Company’s current status as a “foreign private issuer” (as defined in Rule 405 under the United States Securities Act of 1933), where more than 50% of its outstanding voting securities are directly or indirectly owned by residents of the United States, the Company must not have any of the following: (i) a majority of its executive officers or directors being U.S. citizens or residents, (ii) more than 50% of its assets being located in the United States, or (iii) its business being principally administered in the United States. If the Company were to lose its foreign private issuer status:

•	it would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD and the Section 16 short swing profit rules;
•	it would be required to commence reporting on forms required of U.S. companies, such as Forms l0-K, 10-Q and 8-K, rather than the forms currently available to it, such as Forms 20-F and 6-K;
•	it would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada; and
•
if it engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing.

Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share if the Company issues additional shares or raise funds through the sale of equity securities

The Company’s constating documents currently authorize the issuance of an unlimited number of its common shares without par value. If it is required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If the Company issues any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in control of the Company.

The Company does not intend to pay dividends on any investment in its common shares

The Company has never paid any cash dividends and currently does not intend to pay any dividends for the foreseeable future. To the extent that the Company requires additional funding currently not provided for in its financing plan, its funding sources may prohibit the payment of a dividend. Because the Company does not intend to declare dividends, any gain on an investment in the Company will need to come through an increase in the market price of its common shares. This may never happen and investors may lose all of their investment in the Company.

Item 4 .Information on the Company

A.	History and Development of the Company

The Company was incorporated under the name “Sinomar Capital Corp.” under the Business Corporations Act (Alberta) on January 10, 2006. On August 5, 2008, the common shares were listed for trading on the TSXV under the symbol “SMM.P”. On January 5, 2010, it was acquired by HuntMountain Resources Ltd. and HuntMountain Investments LLC and subsequently changed its name to “Hunt Mining Corp.” and began trading on the TSXV under the symbol “HMX” on February 5, 2010. On November 5, 2013, Hunt Mining Corp. continued into British Columbia from Alberta under the Business Corporations Act (British Columbia). On July 24, 2019, PGP completed the RTO, following which Hunt Mining Corp. changed its name to “Patagonia Gold Corp.”

The common shares of the Company are currently listed and posted for trading on the TSXV under the symbol “PGDC”. The Company is a reporting issuer in each of the Provinces of Canada except Québec and files its continuous disclosure documents with the applicable Canadian securities authorities in such provinces.

The Company’s head office is located at Av. Del Libertador 498, Piso 26, C1001ABR, Buenos Aires, Argentina. The registered address and the records office of the Company is located at 2200 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 (telephone: (+5411) 52786950).

B.	Business Overview

Patagonia is an exploration and development company, engaged in the exploration of mineral properties and exploitation of mineral resources and mineral reserves in the Santa Cruz, Rio Negro and Chubut Provinces of Argentina. Patagonia’s material properties are the Calcatreu project in the Rio Negro province of Argentina (the “Calcatreu Project”) and the Cap-Oeste project in the Santa Cruz province of Argentina (the “Cap-Oeste Project” and together with the Calcatreu Project, the “Patagonia Projects”)

Calcatreu Project

The Company’s principal project is the Calcatreu Project located in south central Rio Negro province approximately 80 km southwest of the town of Jacobacci. The Calcatreu Project is located in the Jurassic-aged Somuncura Massif along the NW- to SE-oriented, regional-scale Gastre Fault System; a highly prospective belt of Mesozoic-aged rocks and structures and base and precious metal mineral deposits occurring in both the provinces of Chubut and Rio Negro, Argentina. The massif is similar in geologic character to the larger Deseado Massif in the province of Santa Cruz to the south. Patagonia has also recently acquired new concessions, totaling more than 100,000 hectares (“ha”) along this belt in the Rio Negro province. The Calcatreu Project is a gold and silver project acquired in January 2018 through the acquisition of Minera Aquiline Argentina SA, a subsidiary of Pan American Silver Corp. (“Pan American”) and the Company’s immediate aim is to commence a drilling program to increase the existing mineral resources and advance the project to feasibility study stage during 2021.

Cap-Oeste Project

The Cap-Oeste Project is located within a structural corridor extending six kilometers from the La Pampa prospect in the northwest to the Tango prospect in the southeast. The Cap-Oeste deposit has an identified and delineated strike extent of 1.2 kilometers. Cap-Oeste has been on care and maintenance since February 2019. Production from the existing heap leach pad continued during the first six months of the 2020 and yielded a total of 3,346 oz gold equivalent (“AuEq”) (2,545 oz Au and 78,137 oz Ag). The Company has initiated a pre-feasibility study to assess the potential technical and economic extraction of a high-grade portion of the current mineral resources. The Company is now focused on evaluating the development of this high-grade part of the total mineral resources by underground mining. The Company is expecting quotations with respect to potential construction of an underground mine at the Cap-Oeste Project. Material processing options are being considered and may include utilizing the Company’s flotation facilities at its Martha Mine Project (as defined herein), about 100 kms to the southeast of the Cap-Oeste Project. The Company has successfully carried out bulk metallurgical tests in the Martha Mine Project process plant, obtaining good recovery results.

Prior to the RTO

La Josefina Project and La Valenciana Project

In March 2007, the Company acquired from the Provincial State-owned mining company, Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”) the exploration and development rights to the La Josefina property (the “La Josefina Project”). The La Josefina Project is situated approximately 450 kilometers northwest of the city of Rio Gallegos, in the Santa Cruz province of Argentina in the Patagonia region. The La Josefina Project occupies approximately 52,800 ha and comprises approximately 90% of all meters drilled by Patagonia.

In 2010, a subsidiary of the Company, Cerro Cazador S.A. (“CCSA”), was awarded certain prospects and mining rights to the La Valenciana property (“La Valenciana Project”). On November 15, 2012, the Company entered into a definitive acquisition agreement between the Company and Fomicruz (the “Valenciana Acquisition Agreement”) whereby the Company acquired certain rights for seven years to explore and develop the La Valenciana Project. The La Valenciana Project encompasses an area of approximately 29,600 ha contiguous to the La Josefina Project to the east. The La Valenciana Project is comprised of 11 MDs (Manifestaciones de Descubrimientos) covering segments of Estancia Cañadon Grande, Estancia Flecha Negra, Estancia Las Vallas, Estancia La Florentina, Estancia La Valenciana and Estancia La Modesta.

Pursuant to the Valenciana Acquisition Agreement, the Company has spent USD$5,000,000 in exploration on the La Valenciana Project over seven years.

On July 24, 2007, the Company entered into an agreement (which has subsequently been amended) with Fomicruz (the “Josefina JV Agreement”). The Josefina JV Agreement between Fomicruz and CCSA was terminated by mutual consent of its parties. Patagonia Gold S.A. and Fomicruz entered into a new commercial agreement on June 10, 2020 that sets out terms and conditions under which Fomicruz will grant a mining usufruct over the La Josefina Project and the La Valenciana Project. In July 2020, a proposal for exploration on the La Josefina Project and the La Valenciana Project was submitted to Fomicruz by Patagonia, whereby Patagonia committed to make a USD$5,000,000 investment in these properties over a 24-month period. As a result, Fomicruz started an administrative dossier identified as “Private Initiative for Mining Exploration on La Josefina, La Valenciana and Abril” which has to comply with several procedural steps that will be completed once the province of Santa Cruz enacts a decree approving the private initiative. Fomicruz will then grant Patagonia an interest in the La Josefina - 8 - Project and the La Valenciana Project in exchange for a 5% net smelter returns (“NSR”) royalty on future production from both projects and a 2% NSR from the future production on the Company’s Abril project (the “Abril Project”). The Abril Project encompasses an area of approximately 2,000 ha and is situated approximately 100 kilometers south of the La Josefina Project and the La Valenciana Project and approximately three kilometers from the Martha Mine Project. The Abril Project is comprised of four Manifestaciones de Descubrimiento (“MDs”) covering segments of Estancia 1 of the Abril Project.

Martha Mine Project

On May 11, 2016, the Company acquired the assets of the Mina Martha property (the “Martha Mine Project” or “Mina Martha”) from Coeur Mining, Inc. (“Coeur”). The Martha Mine Project is located in the province of Santa Cruz, Argentina, approximately 50 road kilometers to the eastnortheast of the town of Gobernador Gregores.

The Martha Mine Project consists of approximately 7,850 ha of concessions, various buildings and facilities, surface and underground mining and support equipment, a current 240 tonnes per day crushing, grinding and flotation plant that can be increased up to 480 tonnes per day utilizing equipment already in place which can be erected at a nominal cost, tailings facility, various stockpiles and waste dumps, employee living and cafeteria quarters, and miscellaneous physical materials. The Company restored and repaired the physical assets acquired in the purchase during the latter part of 2016 and the first quarter of 2017. In addition, the Company has access to surface ranch lands surrounding the mine and mill site that are approximately 35,700 ha in size.

As a result of the acquisition of the Martha Mine Project, the Company pays to Royal Gold Inc. a 2% net smelter return royalty on all production from the Martha Mine Project. In addition, the Company is required to pay the Santa Cruz provincial government a 3% pit-head royalty from future production.

Bajo Pobre Project

In January 2006, CCSA (now operating as Patagonia Gold S.A.) signed a letter of intent with FK Minera S.A., an arm’s length party to CCSA and CCSA’s former parent corporation, to acquire a 100% interest in the Bajo Pobre property (the “Bajo Pobre Project”), a gold exploration property located in the province of Santa Cruz, Argentina. On March 27, 2007, CCSA signed a definitive lease purchase agreement with FK Minera S.A. to acquire the Bajo Pobre Project pursuant to which CCSA acquired a 100% equity interest in the Bajo Pobre Project by making cash payments and exploration expenditures over a five-year earn-in period.

The Bajo Pobre property covers 3,190 ha and is mainly on the Estancia Bajo Pobre. The property is located 90 kilometers south of the town of Las Heras. No exploration activity has taken place on the Bajo Pobre Property and no exploration activity is planned for the immediate future.

El Gateado Property

In March 2006, CCSA acquired the right to conduct exploration on the El Gateado property through a claim staking process for a period of at least 1,000 days, commencing after the government issues a formal claim notice, and to retain 100% ownership of any mineral deposit found within. El Gateado is a 10,000 ha exploration concession filed with the Santa Cruz Provincial mining authority. The El Gateado property is located in the north-central part of the Santa Cruz province, contiguous to the La Josefina Project on the east.

The Company has not yet received a formal claim notice pertaining to the El Gateado property. Should a mineral deposit be discovered, CCSA has the exclusive option to file for mining rights on the property. The surface rights of the El Gateado claim are held by the following ranches: Estancia Los Ventisqueros, Estancia La Primavera, Estancia La Virginia and Estancia Piedra Labrada. The El Gateado claims were filed with the government under file #406.776/DPS/06.

The El Gateado project is without known mineral reserves. No exploration activity has taken place on the El Gateado Property and no exploration activity is planned for the immediate future.

Chilean Joint Venture

In July 2015, Patagonia Gold Sociedad Contractual Minera (“PG Chile”) a subsidiary of the Company incorporated pursuant to the laws of Chile, entered into an exploration and purchase option agreement with Consultora Geoexplora Ltd. (“Geoexplora”), which granted Geoexplora the option to acquire up to 100% of PG Chile’s Chilean exploitation mining concessions (the “Chilean JV”). This agreement included the Los Domos Gold project, located in Chile Chico, Province of General Carrera, Chile located in the Patagonian region south Santiago, Chile. In September 2016, Geoexplora assigned its rights and interest in the Chilean JV to Terrane Minerals SpA. On December 27, 2018, Terrane Minerals SpA in turn assigned its rights and interest in the Chilean JV to Southern Gold SpA (“Southern”).

Under the second phase of the Chilean JV, Southern was granted an option to earn up to 75% interest in the Chilean properties upon drilling a minimum of 1,000 DDH meters during the initial phase. On August 13, 2019, PG Chile and Southern incorporated a new Chilean company, Equus Patagonia SpA (“Equus”) and PG Chile’s rights over the mining properties were subsequently conveyed to Equus. Equus is controlled by Southern which holds 75% of the issued and outstanding shares of Equus, while PG Chile owns the remaining 25% of Equus’ issued and outstanding shares.

If Southern conducts an additional 2,500 DDH meters under the second phase and PG Chile elects not to contribute, on a pro rata basis, to the corresponding expenses for any exploration campaign under the second phase, Southern’s shareholding in Equus can be increased by up to an additional 15% of the issued and outstanding shares of Equus, leaving PG Chile with a 10% interest in Equus. In case PG Chile chooses not to contribute, on a pro rata basis, to the corresponding expenses for any exploration campaign under the third phase of the Chilean JV, its shareholding in Equus may be reduced to up to 5% of the issued and outstanding shares of Equus, leaving PG Chile the option to: i) keep its 5% shareholding or ii) convert its 5% shareholding in Equus into a 1.5% NSR, leaving Southern with a 100% shareholding in Equus.

After the RTO

On July 24, 2019, the Company completed the RTO, which was effected by way of a scheme of arrangement under the U.K. Companies Act 2006, pursuant to which the former shareholders of PGP received approximately 10.76 Common Shares for each outstanding common share of PGP.

On August 13, 2019, the Company announced an offer letter agreement with Latin Metals Inc. (“Latin Metals”) to acquire the Mina Angela project (the “Mina Angela Project”). The Mina Angela property is situated in the Somuncura Massif of southern Argentina and is comprised of 44 individual claims located approximately 50 km east-southeast of the Calcatreu Project.

On December 13, 2019, the Company appointed Mr. Jorge Sanguin as Chief Operating Officer of the Company.

On January 1, 2020, Patagonia Gold S.A. merged with CCSA and all rights and obligations held by CCSA were assumed by Patagonia Gold S.A. as the resulting entity. CCSA has now been dissolved.

On February 21, 2020, the Company commenced a normal course issuer bid pursuant to which the Company may purchase for cancellation up to 15,897,199 Common Shares (representing approximately 5% of 317,943,990 issued and outstanding Common Shares as of February 17, 2020) over a 12-month period.

On March 16, 2020, the Company announced that it had entered into an amending agreement to extend the period by which it had to enter into a definitive agreement to acquire the Mina Angela Project until September 12, 2020. In consideration of granting the extension, the Company agreed to pay Latin Metals US$100,000, US$50,000 of which was in consideration of the extension with the balance being a partial prepayment of the US$250,000 that the Company anticipated paying to Latin Metals on signing of the definitive agreement.

On August 12, 2020, the Company announced recommencement of mining and leaching operations at its Lomada de Leiva mine (“Lomada”) in the western part of the Santa Cruz Province of Argentina.

On September 15, 2020, the Company announced that it had signed the definitive option agreement with Latin Metals for the Mina Angela Project. Upon signing the agreement, the Company paid Latin Metals US$200,000, representing the balance of the first earn-in payment. It is expected that Patagonia will pay the second earn-in payment of US$250,000 if it exercises the option to acquire the Mina Angela Project in the six-months after the date of the definitive option agreement. A further, and final payment of US$500,000 is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province of Argentina and at the Mina Angela property have been lifted in such a manner that Patagonia thereafter has the ability to perform exploration and exploitation mining activities on Mina Angela property. In addition, Latin Metals will be entitled to receive a 1.25% NSR from future production, half of which can be repurchased by Patagonia for US$1 million. On March 12, 2021, the Company exercised the option to acquire 100% interest in the Mina Angela property and paid the second earn-in payment of $250,000.

On October 8, 2020, the Company announced that it had received a preliminary Environmental Permit (the “Preliminary Permit”) for mining and leaching operations at Lomada in the western part of the Santa Cruz Province of Argentina.

On October 20, 2020, the Company announced that it had entered into an agreement with Tim Hunt to convert an aggregate of US$10 million of outstanding debt into Common Shares of the Company (the “Debt Conversion”) at a price per Common Share equal to $0.30. The debt to be converted in connection with the Debt Conversion includes US$4,821,835 of principal and accrued interest owed to Mr. Hunt by the Company, and US$5,178,165 in accounts payable owed to Mr. Hunt in respect of interest, rent and administration expenses accrued by the Company. Following the Debt Conversion, the balance of the US$1,457,807 in accounts payable owed to Mr. Hunt and a related party to Mr. Hunt in respect of interest, wages, rent and administration expenses is expected to be settled in full by December 10, 2020 by a cash payment in the amount of US$720,397 plus 7% accrued interest. The Debt Conversion was completed on October 30, 2020.

On November 17, 2020, the Company announced it had entered into an agreement with Cantomi Uruguay S.A. (“Cantomi”) to extend the maturity of the Cantomi Loan (as defined below) to December 31, 2022. Cantomi provided a US$15 million loan facility at 5% interest per annum (the “Cantomi Loan”), which was to mature on March 31, 2021. Other than the extension of the maturity date to December 31, 2022, all other terms of the Cantomi Loan remain unchanged. The Company also agreed to extend the maturity date of its bank indebtedness, being its operating lines of credit, from January 31, 2021 to December 31, 2021. Other than the extension of the maturity date to December 31, 2021, all other terms of the operating lines of credit will remain unchanged.

On November 17, 2020, Patagonia agreed to settle a total of US$30,000 and £74,000 of debt owed to certain directors of the Company for director fees for the period July 2019 to September 2020 and former directors of its wholly owned subsidiary to whom director fees are owed for the period July 2016 to July 2019 (the “Outstanding Fees”). On November 24, 2020, the Company settled the Outstanding Fees by issuing a total of 1,201,111 common shares at a deemed price of $0.14, being the closing price of the Shares on the TSXV on the trading day prior to the date of such agreement.

On November 23, 2020, the Company announced that it had obtained a provisional permit to advance development of Cap-Oeste Project.

On March 9, 2021, the Company announced that it had obtained definitive permits for the development of the Cap-Oeste Project and the restart of the Lomada de Leiva Project.

On March 10, 2021, the Company closed a brokered private placement offering (the “Offering”) for total gross proceeds of CAD $9.3 million. In connection with the Offering, the Company issued an aggregate of 104,086,063 units of the Company (the “Units”) at a price of CAD $0.09 per Unit (the “Unit Price”). Each Unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of CAD $0.13 until March 10, 2024. In connection with the Offering, the Company paid CAD $225,862 in cash commission to the agents and issued 2,509,586 compensation options. The compensation options are exercisable to acquire Units of the Company at the Unit Price until March 10, 2024.

On April 19, 2021, the Company entered into definitive agreements to acquire two projects in Argentina. Patagonia entered into a definitive option agreement dated April 15, 2021 (the “Option Agreement”) with Mirasol Resources Ltd. (“Mirasol”) and Mirasol’s wholly owned subsidiary Australis S.A. (“Australis” and together with Mirasol, the “Vendors”), which grants Patagonia an option to acquire a 75% undivided interest in and to Australis’ rights and interest in the Homenaje project (the “Homenaje Project”) located in Santa Cruz Province, Argentina. Patagonia also entered into a definitive transfer agreement dated April 15, 2021 (the “Transfer Agreement”) with the Vendors, which grants Patagonia a 100% undivided interest in and to Australis’ rights and interest in the Nico project (the “Nico Project”) located in Santa Cruz Province, Argentina. The Nico Project was previously explored by Mirasol, while the Homenaje Project, which is adjacent to two mining operations, holds targets that have yet to be drilled.

Pursuant to the Option Agreement, Patagonia has an option to earn a 75% interest in the Homenaje Project over six years upon achievement of the following (collectively, the “Earn-In Obligations”):

•	an initial work program over six years of $2,550,000 in exploration expenditures, including 2,500 meters of drilling, on the Homenaje Project;
•	expenditures on exploration activities with respect to the Homenaje Project (the “Exploration Expenditures”) of a minimum of $400,000 over the first 18-months;
•
following completion of the initial Exploration Expenditures and drilling obligations due within the first 30 months, Patagonia must complete a minimum of $400,000 of Exploration Expenditures in any 12-month period, and a minimum of $200,000 of Exploration Expenditures in any six-month period; and

•	a pre-feasibility study, prepared in accordance with NI 43-101, for a mineral resource of not less than 300,000 ounces of gold equivalent.

Upon Patagonia completing the Earn-In Obligations, Patagonia and the Vendors will hold 75% and 25%, respectively, in a joint venture company holding the Homenaje Project. If either party’s equity interest is diluted below 10%, it will convert to a 2% NSR royalty.

Pursuant to the terms of the Transfer Agreement, Patagonia has acquired the Vendors’ interest in the Nico Project in exchange for a 1.5% NSR royalty. If, by the end of third-year, the Nico Project has not been operated as a producing mine, or Patagonia has not produced and shipped minerals in commercial quantities (excluding bulk sampling or pilot plant operations, if any) from the Nico Project for a period of 30 consecutive days, Mirasol will have the right to regain full ownership of the Nico Project at no cost.

C.	Organizational Structure

The following table sets forth all of the Company’s material subsidiaries, their jurisdictions of incorporation, percentage of voting securities beneficially owned or controlled by the Company and the purpose of each subsidiary.

Corporation	Incorporation	Percentage ownership	Functional currency	Business purpose
Patagonia Gold S.A. (PGSA)	Argentina	95.3	US$	Production and Exploration Stage
Minera Minamalu S.A.	Argentina	100	US$	Exploration Stage
Huemules S.A.	Argentina	100	US$	Exploration Stage
Leleque Exploración S.A.	Argentina	100	US$	Exploration Stage
Patagonia Gold Limited (formerly Patagonia Gold PLC)	UK	100	GBP$	Holding
Minera Aquiline S.A.U.	Argentina	100	US$	Exploration Stage
Patagonia Gold Canada Inc.	Canada	100	CAD$	Holding
Patagonia Gold Chile S.C.M.	Chile	100	CH$	Exploration Stage
Ganadera Patagonia S.R.L.	Argentina	100	US$	Land Holding
1272680 B.C. Ltd (formerly 1494716 Alberta Ltd.)	Canada	100	CAD$	Nominee Shareholder

D.	Property, Plant, and Equipment

The following is a summary of the Company’s operations, together with an update on exploration activities for the year to date. Except as otherwise noted, Donald J. Birak, independent geologist and Registered Member of the Society for Mining, Metallurgy and Exploration and Fellow of the Australasian Institute for Mining and Metallurgy (“AusIMM”), is the Qualified Person who has reviewed and approved the scientific and technical information contained herein.

Mineral Properties

Calcatreu Project

The following information regarding the Calcatreu Project has been summarized from and is qualified in its entirety by the technical report on the Calcatreu Project entitled “NI 43-101 Technical Report, Mineral Resource Estimate on the Calcatreu Gold-Silver Project, Rio Negro Province, Argentina” dated effective December 31, 2018 and prepared by Brian Fitzpatrick, B.Sc., MAusIMM CP (Geo), of Cube Consulting Pty Ltd. (the “Calcatreu Technical Report”), and readers should consult the full text of the Calcatreu Technical Report to obtain further particulars regarding the Calcatreu Project. The disclosure in this is, in most instances, a direct extract of the disclosure contained in the Calcatreu Technical Report, a copy of which is available under Patagonia’s profile on SEDAR at www.sedar.com, as well as on Patagonia’s website at www.patagoniagold.com. However, the technical information has been updated with current information where applicable. Certain capitalized terms used in this section not otherwise defined have the meanings ascribed to them in the Calcatreu Technical Report. The Calcatreu Technical Report was prepared in connection with the RTO and references in this summary to Patagonia are to PGP pre-RTO.

Property Description and Location

The Calcatreu Project is a contiguous collection of prospecting licenses and mining claims comprising approximately 750 km2 in the Somuncura Massif of north central Patagonia, Argentina. It is located approximately 165 km (240 km by road) southeast of San Carlos de Bariloche (Bariloche) and 1,500 km southwest of Buenos Aires. The Calcatreu Project straddles the southern boundary of Rio Negro Province and the northern boundary of Chubut Province. The closest town is Ingeniero Jacobacci which is located approximately 60 km north of the Calcatreu Project, or 90 km by road. The Calcatreu Project area covers rolling pampa and low hills, which support very low intensity sheep farming based on poor quality soil.

Figure: Location of the Calcatreu Project within the Rio Negro Province, Argentina

The principal means of securing mineral rights in Argentina are summarized as follows:

•
Cateo: A Cateo is an exploration permit for a parcel of land measure in units of 500 ha and can vary in size from a single unit to a maximum of 20 units (10,000 ha). The holding of a Cateo is associated with relinquishing ground based on a formula varying from 300 to 700 days and reduction in ground held to 50% of that originally claimed;

•
Manifestación de Descubrimiento (“MD”): A Cateo can be converted into an MD after discovering a mineral occurrence of interest within a Cateo. The owner can apply for an MD around his discovery at any time within the period of the corresponding Cateo. The maximum area of an MD is 3,000 ha and remains in force until such time as the property is legally surveyed, an essential prior step to the longer term granting of a “Mina”; and

•
Minas: Minas are mining concessions or leases which permit mining on a commercial basis. The area of a mina is measured in “pertenencias” and will vary in size according to the distinction between vein and disseminated targets believed to occur on the property. Individual mining authorities (the provinces) may determine the number of pertenencias required to cover the geologic extent of the mineral deposit in question. Once granted, minas have an indefinite term assuming exploration, development or mining is in progress.

All mineral rights described above are considered forms of real property and can be sold, leased or assigned to third parties on a commercial basis. The mining code contains environmental and safety provisions, administered by the provinces. Prior to conducting operations, operators in these regions must submit an environmental impact report to the respective provincial government, describing the proposed operation and the methods to be used to prevent undue environmental damage.

The Calcatreu Project is 100% owned by Patagonia following the completion of the acquisition of the Calcatreu Project from Pan American on May 18, 2018. As a result of a transaction with Pan American, Patagonia through a wholly owned subsidiary, acquired Minera Aquiline Argentina SAU which owns 100% of the Calcatreu Project properties.

There are two NSR royalties that are payable on the Calcatreu Project, being a 2.5% NSR royalty on the Nabel, Nabel 4 and Rebeca property, granted in favour of Franco-Nevada Corporation, and a 1.25% NSR royalty on the Calcatreu Project in favour of Maverix Metals Inc.

The details of each mineral tenure property are provided below:

Table: Listing of Mineral Tenure within the Calcatreu Area

Owner	Name	Property File #	Area (ha)	Type	Env. Permit Resolution #	Next Env. Expiration
Minera Aquiline, Arg.SAU	Aguadita	28.127-M-03	1,500.00	Mina	2005/19	Approved to 02/12/21
Minera Aquiline, Arg.SAU	Carnerito	28.137-M-03	1,678.93	Mina	2004/19	Approved to 02/12/21
Minera Aquiline, Arg.SAU	Cerro Mojón	26.055-M-01	400	Mina	104/20	Approved to 28/02/22
Minera Aquiline, Arg.SAU	Chivito	28.128-M-03	500	MD	2057/19	Approved to 6/12/21
Minera Aquiline, Arg.SAU	Co. Mojon Gde- S1	43.070-M-18	655.39	MD	N/A	MD not yet registered. Environmental permit not yet required by the mining authority.
Minera Aquiline, Arg.SAU	Co. Mojon Gde- S2	43.071-M-18	1,007.87	MD	N/A	N/A
Minera Aquiline, Arg.SAU	Co. Mojon Grande I	44.006-M-19	1,704.74	MD	152/20	Approved to 25/11/22
Minera Aquiline, Arg.SAU	Co. Mojon Grande II	37.131-M-12	2,039.82	Cateo	2010/20	Approved to 15/07/22
Minera Aquiline, Arg.SAU	Doradito 2	28.135-M-03	2,000.00	Mina	2043/19	Approved to 6/12/21
Minera Aquiline, Arg.SAU	El Centinela	43.017-M-18	4,999.92	MD	N/A	N/A
Minera Aquiline, Arg.SAU	Enlace Co. Mojon Grande	43.072-M-18	3,623.93	Cateo	155/20	Approved to 25/11/22
Minera Aquiline, Arg.SAU	La Incognita	27.032-M-02	2,200.00	Mina	2065/19	Approved to 6/12/21
Minera Aquiline, Arg.SAU	Nabel	22119-M-97	300	Minas	1391/18	Environmental update report in progress
Minera Aquiline, Arg.SAU	Nabel 1 bis	27.072-M-02	400	MD	2058/19	Approved to 06/12/21
Minera Aquiline, Arg.SAU	Nabel 2	28.071-M-03	1,400.00	MD	2059/19	Approved to 02/12/21
Minera Aquiline, Arg.SAU	Nabel 4	23.017-M-98	250	Minas	208/20	Approved to 15/12/22
Minera Aquiline, Arg.SAU	Pampita	28.131-M-03	1,807.66	Mina	2002/19	Approved to 02/12/21
Minera Aquiline, Arg.SAU	Rebeca	23.019-M-98	500	Mina	207/20	Approved to 15/12/22
Minera Aquiline, Arg.SAU	Rebequita	28.130-M-03	3,439.31	Mina	022/21	Approved to 12/01/23
Minera Aquiline, Arg.SAU	Trinity	28.132-M-03	400	MD	2003/19	Approved to 2/12/21
Minera Aquiline, Arg.SAU	Viuda de Castro	33.063-M-08	1,265.49	MD	1779/18	Environmental update report in progress

Surface rights in Argentina are not associated with title to either a mining lease or exploration claim and must be negotiated with the landowner. Patagonia has negotiated surface land agreements to conduct exploration and mining activities with landowners within the Calcatreu Project properties. All agreements are in place and require monthly fees payable by Patagonia to the landholders for 3 years from 2018, with one agreement period for one year.

Table: Plan View of Calcatreu Project Properties as at March 31, 2021

2450000
2475000
5375000
5350000
N
Onabel II
Nabel
Nabel I bis
Onabel
Ubbe
Onabel I
Onabel III
Onabel IV
Nabel 2
Demasia Nabel 2
Nabel 3
Trinity
El Centinela
76
Chivito
Co Mojon Grande S1
Enlace Co Mojon Grande
Co Mojon Grande S2
Vda de Castro
Doradito 2
Rebequita
Pampita
Co Mojon Grande I
Nabel 4
Co. Mojon
Amancay
La Incognita
Rebeca
Carnerito
Aguadita
Co Mojon Grande II
Ivar
CALCATREU Block
Roads
PATAGONIA GOLD
Bloque Calcatreu
0 2.5 5 Km

The Calcatreu Project areas which are the focus of the Calcatreu Mineral Resource estimate update for December 2018 are contained within the Nabel 4 (Vein 49, Nelson Prospects) and Rebecca (Castro Sur Prospect) Minas.

The Calcatreu Project Mineral Resource area for the December 2018 Mineral Resource estimate is separated into two mineralized corridors:

1.	Nelson-Vein 49 Corridor which currently extends 2.5 km long x 0.5 km wide toward the north-east; and
2.	Castro Sur Corridor which currently has a known extent of 1.8 km long x 50 m wide towards the north-east.

An exploration camp was established within the Nabel property to provide accommodation for drilling and exploration staff during the 2018 field work carried out by Patagonia.

Following the completion of Environmental Impact Assessment over the Calcatreu Project properties approvals were obtained from mining and environmental authorities that covered the 2018 exploration and drilling campaign. All permits necessary to carry out exploration and drilling work on the Calcatreu Project area were granted in September 2018. Mining and exploration permits are valid for two years. These permits include:

•	Environmental permits have been approved for all properties where drilling and exploration work has been carried out or is to be planned in 2020-2021; and
•	Water permits were approved for 2019 drilling program

There are no known environmental liabilities associated with the Calcatreu Project properties.

Other factors and potential risks for the project include changes of provincial government, and potential objections of local stakeholders, communities and indigenous groups at and around Ingeniero Jacobacci, the closest town to the Calcatreu Project and where the local Patagonia office is located.

In 2011, volcanic ash falls originating from the Puyehue-Cordón Caulle eruption resulted in an ash cloud, blowing across the Rio Negro and Chubut provinces, which covered vegetation in the Calcatreu Project areas, with evidence of the ash still present today. These eruptions and events are rare (recent history of once per decade) and are not considered a significant factor or impediment to future exploration and potential mining activities at the Calcatreu Project. These events may hamper access to the Calcatreu Project for periods of several days or weeks.

Other than seasonal weather conditions, the authors of the Calcatreu Technical Report did not identify any other significant factors or risks that may affect access, title, or the right or ability to perform work on the Calcatreu Project.

History of the Calcatreu Project

Low sulphidation, epithermal, precious metal-bearing, quartz-calcite veining was first discovered in the Calcatreu Project area by a geologist, Carlos Cuburu from La Source Compagnie Minière (“La Source”) in late 1997. The geologist collected quartz float samples that he observed on the roadside while visiting a prospect further to the west. As a result of the assays received and the vein textures noted in this area, two prospecting licenses were staked in 1997, and regional reconnaissance activities commenced in 1998.

In 1998, Normandy Mining of Australia (“Normandy”) indirectly acquired the Calcatreu Project through its purchase of La Source from the French Government in 1998. Normandy, through its Argentine subsidiary Minera Normandy Argentina SA (“Normandy SA”), completed most of the exploration on the property.

Follow-up work from the float samples quickly led to the discovery of vein systems at the Nabel and Nabelon prospects. Observations at Nabelon and Nabel, close examination of satellite photographs and follow up by regional geological and rock chipping traverses led to the discovery of further mineralized prospects such as Vein 49, Nelson, Castro Sur, Trinidad, Viuda del Castro and others.

By this time, a total of 11 significant vein systems had been delineated within the Calcatreu Project district. The Vein 49/Nelson system, which has a strike length of over 2 km and single system vein widths of up to 20 m, has been the most intensely investigated. Of the other prospects discovered in this area, most have only been tested with single drill holes after field exploration including gradient array induced polarization, soil sampling, prospecting and rock chip sampling. Normandy also completed a regional stream sediment sampling program sampling, consisting of 429 samples collected on an average spacing of five square kilometers per sample, and a regional geological mapping program. This work has outlined a number of anomalies and zones of alteration that have a not been adequately explained or explored.

Vein 49, and its probable strike extension Nelson, was then found to be the most significant discovery at the Calcatreu Project with its geological setting having strong similarities with the Cerro Vanguardia and El Desquite projects also located in southern Argentina.

Drilling was completed by Normandy SA in four campaigns between 1999 and 2001. A total of 65 drill holes, for 7,992.2 m, were completed on the two main deposits.

Newmont Mining Corporation purchased Normandy in 2002 and the Calcatreu Project passed to it. Newmont decided that the Calcatreu Project did not meet corporate size objectives and elected to dispose of Normandy SA in September 2002. Aquiline Resources Inc. (“Aquiline”), which was based in Toronto, Canada, was the winning bidder. The final agreement was signed by Aquiline in June 2003 and allowed it to purchase 100% of the property and acquire Normandy SA by paying Newmont Mining Corporation US$2.05 million in a series of staged payments over three years. Aquiline completed a small due diligence drilling program in July 2003 after finalizing the deal on the Calcatreu Project.

Through its acquisition of Normandy SA, Aquiline acquired a significant land position in north central Patagonia. Aquiline focused mainly on further drilling of the Vein 49 prospect as it believed this prospect to be the most potentially economic due to the presence of significant widths of gold and silver mineralization near surface.

In 2003, Aquiline contracted independent consultants Micon International Limited of Toronto, Canada (“Micon”) to complete an independent mineral resource estimate for the Vein 49 area. Micon collected five surface chip samples from the Vein 49 deposit which independently confirmed the presence of gold and silver mineralization.

Pan American then acquired the Calcatreu Project properties in 2010 through the acquisition of Aquiline. Pan American completed a twin-hole program consisting of 30 diamond drill (“DD”) drill core holes in 2011.

On December 28, 2017, PGP announced that it had entered into a definitive agreement with Pan American to acquire the Calcatreu Project properties for a total consideration of USD$15 million. Patagonia made an initial payment of USD$5 million. On May 18, 2018, PGP paid the balance of USD$10 million to Pan American, corresponding to the second and final payment for the acquisition of the Calcatreu Project. As a result of the transaction, Patagonia, through a wholly owned subsidiary of PGP, acquired Minera Aquiline Argentina SAU which owns 100% of the Calcatreu Project.

Exploration

Exploration and drilling conducted at the Calcatreu Project by previous owners has identified widespread system of banded low sulfidation epithermal veins, breccia and stockwork precious metal mineralization hosted within a bimodal volcano-sedimentary sequence of Lower Jurassic age.

Analysis of previous geophysical data indicates the presence of an untested, hidden dilational structure located some 1,000 m east of the Castro Sur and Cancela prospects, with similar strike and dimensions of neighboring outcropping veins. Field reconnaissance and mapping of this area confirm the existence of a fault at the surface coinciding with this feature. Since acquiring the Calcatreu Project in 2018, Patagonia’s exploration at the Calcatreu Project area has initially targeted northern extensions to gold-silver mineralisation from the Vein 49, Nelson and south of the Castro Sur prospects. A detailed pole-dipole induced polarisation (“PDP-IP”) geophysical surveys was completed by Patagonia in 2018 and consisted of 17 lines totalling 40 km-line, using a 25 m dipole configuration. The PDP-IP survey aim was to provide proper target definition of potential blind mineralised veins. The survey was conducted on an oblique north-east trending grid lines at 200 m dipole spacings. As a result, several significant gold-silver targets were defined along a series of sub-parallel, north east trending structural lineaments and was later drill tested in October 2018 as well as other potentially mineralised blind structures, within the geophysical survey area. In 2018, Patagonia also undertook geological mapping and rock-chip sampling of surrounding prospects immediately to the north and east of Vein 49 and other prospects in order to identify any potential non-outcropping, epithermal mineralised structures. Several targets have been developed by mapping, sampling, trenches and drilling and still work in progress.

Mineralization

The precious metal mineralization is hosted in altered (silicified and clay-altered), brecciated host rock. The host rock is interpreted to be porphyritic andesite lava. The highest grades of mineralization appear to be related to the zones of multiple brecciation and polyphase quartz-carbonate clay healing. Mineralization trends (in the form of vein quartz) associated with the host units for Vein 49, Belen and Nelson are graphically shown below.

Figure: Local Geology, Structures and Mineralization Styles, Calcatreu Project Prospects

N
Nabelón
Nabel
Molino
Vein
Silicification
Hydrothermal Breccia
Stockwork
Faults
1 - Nelson
2 - Veta 49
3 - Mariano
4 - Mariano East
5 - Amistad
6 - Cancela West
7 - Castro South
8- Cerro Bayo-Viuda
9 - Viuda de Castro
Trinidad
Nucleus
CºChivero
AGUADA DE
AMBROSIO
VOLCANIC CENTER
AXIS CALCATREU VOLCANO - TECTONIC BASIN
Chivens
CºChenque
CºBayo-Quiroga
Cover Rocks
Final Volcano-Sedimentary Cycle
Rhyolite Volcanic-Subvolcanic Cycles
Aguada de Ambrosio Volcanic Center
Undifferentiated Volcano-Sedimentary Units
Intrusive Basement
High-Sulphidation Alteration
Quartz-Adularia Alteration
Silica Ridge
CºMojón Grande
SPLAY OF
GASTRE FAULT ZONE
Coyu
0 2 4 6 km
MINERA AQUILINE
CALCATREU DISTRICT
SIMPLIFIED GEOLOGY
AND MINERALIZATION STYLES
June 2001
Holgkin - Rivera

Generally, the mineralized system is very low in sulphide content with minor pyrite and lesser galena and sphalerite. No significant concentrations of minerals containing copper, arsenic or bismuth are reported in the system. The mineralization has been oxidized to an average depth of approximately 75 m. The surrounding host rocks have been oxidized to an average depth of approximately 30 m.

Gold occurs as electrum and as free gold. Grades average about 3 g/t Au with Vein 49 generally being higher and Nelson being lower. Individual assays were recorded as high as 60 g/t Au over widths of 1 m to 5 m. Mineralization is largely restricted to quartz and calcite veins and stockwork. The zones of veining can be up to 20 m wide. Surrounding the quartz veining is a zone of argillic (altered) andesite. These rocks generally show low gold content, usually less than 0.5 g/t Au but locally in excess of 1.0 g/t Au, often when accompanied by silicification or quartz veinlets. The silver to gold ratio is approximately 10:1.

The mineralised zone shows illite alteration and strong weathering near surface. The main clays associated with the mineralisation are illite and smectite. Kaolinite is very well developed in the hanging wall of the main Vein 49 structure and is interpreted to be the result of supergene weathering. Petrological examination of a typical sample from Vein 49 revealed an intensely and finely polyphasebanded, fine-grained, quartz-pyrite filled structure showing illite alteration and strong weathering near surface. In drill core, the situation becomes more complex with very little in situ simple veining. The weathered outcrop displays good examples of fine coliform banding along with coarse bladed textures, after calcite. The quartz seen in drill core is quite variable ranging from chalcedonic to coarsely crystalline cockade structures. Adularia is unusually rare for such a system, which is interpreted to be a low sulfidation epithermal type.

The Calcatreu Project mineralization controls show geological and mineralization characteristics, typical of low sulfidation epithermal deposits. To date, vein systems at 11 prospects within the Calcatreu Project have been delineated. The Vein 49/Nelson system, which has a strike length of over 2 km and widths of up to 20 m, has been the most intensely investigated of these and is the significant discovery at the Calcatreu Project.

The Vein 49/ Nelson mineralization has been identified over a strike length of 2.5 km, to a maximum vertical depth of 370 m. Mineralization widths vary from 2 m to 20 m, averaging at 10 m width for the main mineralization zones identified by drilling and outcrop trench mapping and sampling. For the Castro Sur prospect, mineralization has been interpreted over a strike length of 1.7 km, down to a maximum vertical depth of 300 m. Mineralization true width typically varies from 1 m to 10 m thick.

Mineral Resources

The December 2018 Mineral Resource estimate incorporates all drilling completed by Patagonia up to the end of 2018 over the Calcatreu Project area.

The Calcatreu Project resource area for the December 2018 Mineral Resource estimate is separated into two mineralized corridors:

1.	Nelson-Vein 49 Corridor which currently extends 2.5 km long x 0.5 km wide toward the north-east; and
2.	Castro Sur Corridor which currently has a known extent of 1.8 km long x 50 m wide towards the north-east.

Both corridors are characterized by continuous, planar and sigmoidal zones of hydrothermal quartz vein breccias and alteration haloes containing significant gold-silver anomalism and co-incident with resistivity/ chargeability targets.

Within the Calcatreu Project area, there are several other prospects containing anomalous gold-silver values sampled from surface mapping and tested by both DD and RC drilling, most recently during the 2018 program. These prospects were not included in the December 2018 model update.

The Calcatreu Project Mineral Resource as at December 31, 2018 is suitable for public reporting in compliance with NI 43-101. The Calcatreu Project Mineral Resource is reported at a base-case 0.5 g/t gold cut-off grade within the interpreted mineralized domains to a maximum vertical depth of 365 m.

For the December 2018 Mineral Resource statement, the Au, Ag and Au_equ are reported as per tabulated in the following table.

Calcatreu Mineral Resource by Project Area (as at December 31, 2018)

Zone	INDICATED RESOURCES
	kTonnes	Grade (g/t)			Contained Metal (kOz)
		Au	Ag	Au_equ	Au	Ag	Au_equ
Vein 49	6,447	2.45	21.01	2.71	512	4,568	568
Nelson	1,383	1.51	16.94	1.72	67	753	76
Belen	-	-	-	-	-	-	-
Castro Sur	2,010	1.40	14.77	1.58	90	954	102

TOTAL-Indicated	9,841	2.11	19.83	2.36	669	6,275	746
Zone	INFERRED RESOURCES
	kTonnes	Grade (g/t)			Contained Metal (kOz)
		Au	Ag	Au_equ	Au	Ag	Au_equ
Vein 49	2,863	1.48	13.38	1.64	136	1,231	151
Nelson	1,448	1.42	14.66	1.60	66	682	74
Belen	681	1.61	23.32	1.90	35	511	42
Castro Sur	3,086	1.12	9.81	1.24	111	974	123
TOTAL-Inferred	8,078	1.34	13.09	1.50	348	3,399	390
Notes:
(1)Effective date of 31 December 2018;
(2)Mineral resources are estimated at a block cut-off grade of 0.5 g/t Au_equ;
(3)Figures may not add up due to rounding;
(4)Gold equivalent (“Au_equ”) values are calculated at a ratio of 81.25.5:1 Ag/Au;
(5)Mineral resources are estimated using a long-term metal prices of USD$1,300 per ounce (gold); and, USD$16 per ounce (silver);
(6)A minimum mining width of two metres was used when modelling the resources;
(7)Bulk densities for the mineralised zones are 2.44 t/m3 (oxide), 2.54 t/m3 (fresh);
(8)Mineral resources that are not mineral reserves do not have demonstrated economic viability;
(9)The quantity and grade of reported inferred mineral resources in this estimate are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as measured or indicated mineral resources.

The extent to which the December 2018 Mineral Resource estimate could be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues is considered to be low. Local elections may result in a change in the provincial governments which may impact on the future development of the Calcatreu Project. Other factors may include the Argentine legislative restrictions for the use of cyanide which may be an impediment for any potential processing options and will need to be considered for future advanced studies of the Calcatreu Project.

Exploration

In 2019, an exploration program was conducted consisting of surface work, a total of 41.28 line kilometers of Pole-Dipole IP-Res conducted over the main Nelson targets and Castro Norte, Fiero, Sabrina and Viuda de Castro areas, and 121.5 line kilometers of Gradient Array IP/Res over Nelson, Sabrina and Mariano. Subsequently, 1,687.2 linear kilometers of ground magnetics surveying, covering 55.44 square kilometers, were undertaken in the project covering several targets including the main V49 and Nelson. The objective was to identify hidden, non-outcropping mineralization in dilatational jogs, blind structures and others. Geologic mapping and sampling were completed over several targets of interest, notably Viuda de Castro, Trinidad, La Cruz, subcrops of the Nelson extension, Piche, La Olvidada and Epu-Peni. The sampling yielded 254 rock chips and 81 new, sawn channels. Overall, approximately 50% of the core of the project was relogged, though up to 80% in some areas such as Veta 49 and Belen.

A RAB drilling campaign and channel (sawn) sampling was on progress early 2020 when all the activities were paused due to the COVID-19 pandemic. The activities restart in September. Drilling, a total of 36 RAB holes were drilled over the main V49 vein and 6 over Piche totaling 740 and 116 meters of drilling respectively and a total of 856 samples. Trenches and saw channel: a total of 1,308.7 mts and 447 samples were taken over the Epu Peñi, Fiero, La Olvidada, Nelson Sur, Piche and Viuda de Castro targets. Geophysics: A total of 1,111.57km of ground Magnetic were surveyed over the extension of the main targets and the new Amancay area, and 18.4km of IP-PDP over Trinidad and Nelson Targets. In December, the baseline study began by choosing the contractors and reviewing the information generated in the past, the study aims to contextualize the environmental state before the construction and production of the project begins.

For 2021, the baseline study will continue with field visit as well as the surface exploration and geophysics, it is planned to make trenches and continue with the drilling of RAB to obtain information from near surface of the main structures (V49 and Nelson).

Cap Oeste Project

The following information regarding the Cap-Oeste Project has been summarized from and is qualified in its entirety by the technical report entitled “NI 43-101 Technical Report, Mineral Resource Estimate on the Cap-Oeste Gold-Silver Project, Santa Cruz Province, Argentina” dated effective December 31, 2018 and prepared by Brian Fitzpatrick, B.Sc., MAusIMM CP (Geo) (the “Cap-Oeste Technical Report”), and readers should consult the full text of the Cap-Oeste Project Technical Report to obtain further particulars regarding the Cap-Oeste Project. The disclosure in this Annual Report is, in most instances, a direct extract of the disclosure contained in the Cap-Oeste Project Technical Report, a copy of which is available under Patagonia’s profile on SEDAR at www.sedar.com. However, the technical information has been updated with current information where applicable. Certain capitalized terms used in this section not otherwise defined have the meanings ascribed to them in the Cap-Oeste Project Technical Report. The Cap-Oeste Technical Report was prepared in connection with the RTO and references in this summary to Patagonia are to PGP pre-RTO.

Property Description and Location

The Cap-Oeste Project area is located in the central portion of Santa Cruz Province, in the Department of Rio Chico, southern Argentina as shown in the figure below.

Figure: Location of the Cap-Oeste Project, Tranquilo Block, within the Santa Cruz Province, Argentina

PROVINCIA DEL CHUBUT
Comodoro Rivadavia
Perito Moreno
El Tranquilo Project
Gdor. Gregores
GRAN ALTIPLANICIE CENTRAL
Puerto Deseado
Puerto San Julián
Puerto Santa Cruz
Río Gallegos
El Calafate
Tres Lagos
Caleta Olivia
Las Heras
Pico Truncado
San Jorge
CORDILLERA DE LOS ANDES
REPÚBLICA DE CHILE
MAR ARGENTINO SUR
0 50 100
kilometres

The Cap-Oeste Project is situated within the El Tranquilo block of exploration properties with the principal zone of interest being a 1.7 km long anomalous gold (Au) and silver (Ag) zone, trending NW to SE.

Table: Listing of El Tranquilo Block of Exploration Properties

Owner	Name	Property File No.	Area (ha)	Property Type	Comment
Minera Minamalu SA	Don Francisco I	427.420/MM/13	1,822	MD
Minera Minamalu SA	El Aljibe	424.916/PG/09	6,705	Cateo
Minera Minamalu SA	El Mangrullo	424.915/PG/09	4,289	Cateo
Minera Minamalu SA	La Cañada III	421.630/PG/10	2,760	MD
Minera Minamalu SA	Las Casuarinas	424.914/PG/09	3,638	Cateo
Minera Minamalu SA	Nueva España I	422.217/PG/10	9,988	Cateo
Minera Minamalu SA	Nueva España II	422.216/PG/10	4,462	Cateo
Minera Minamalu SA	Nuevo	423.670/PG/10	3,484	Cateo
Patagonia Gold SA	El Tranquilo I	403094/07	3,736	MD	Contains Cap-Oeste
Patagonia Gold SA	Venus	402092/05	2,743	MD
Patagonia Gold SA	La Apaciguada	405473/05	3,500	MD
Patagonia Gold SA	Cerro León I	423845/09	3,969	MD
Patagonia Gold SA	Monte Leon	415664/07	1,981	MD
Patagonia Gold SA	Monte Tigre	406882/06	2,000	MD
Patagonia Gold SA	Monte Puma	406881/06	2,000	MD
Patagonia Gold SA	La Marcelina	412792/04	6,500	Cateo
Patagonia Gold SA	La Cañada I	403985/07	2,795	MD
Patagonia Gold SA	La Cañada II	427259/09	1,944	MD
Patagonia Gold SA	Marte	409148/06	1,500	MD
Patagonia Gold SA	Maria	412520/06	2,501	MD
Patagonia Gold SA	Enriqueta	412519/06	743	MD
Patagonia Gold SA	La Mansa	413543/06	1,736	MD
Patagonia Gold SA	La Bajada	404562/05	2,800	MD
Patagonia Gold SA	La Bajada I	425611/10	1,800	MD
TOTAL			79,514

As of December 31, 2018 (the Effective Date of the Cap-Oeste Technical Report), the El Tranquilo block of properties (79,514 ha) are controlled 100% by Patagonia. The properties were acquired by Patagonia as part of a purchase agreement signed in February 2007 between Patagonia and the Barrick Gold S.A. Argentinean exploration subsidiaries, Minera Rodeo S.A. and Barrick Exploraciones S.A.

The location of the Cap-Oeste Project area with respect to the Cap-Oeste Project and the El Tranquilo I MD claim is shown below:

All mineral rights described (Cateos, MDs, and Minas) are considered forms of real property and can be sold, leased or assigned to third parties on a commercial basis.

The mining code contains environmental and safety provisions, administered by the provinces. Prior to conducting operations, operators must submit an environmental impact report to the provincial government, describing the proposed operation and the methods to be used to prevent undue environmental damage.

Surface rights in Argentina are not associated with title to either a mining lease or exploration claim and must be negotiated with the landowner. Through purchases of land and farming property in 2008 and 2011, Patagonia now has the land surface rights as well as the mineral rights over the whole the Cap-Oeste Project and other gold and silver prospects within the El Tranquilo block. With the purchase of these land holdings, Patagonia does not have any encumbrances in regard to surface rights.

The properties acquired from subsidiaries of Barrick Gold Corporation (“Barrick”) (which are all of the El Tranquilo Block properties except for La Bajada; Las Casuarinas; El Mangrullo; El Aljibe; Nueva España I; Nueva España II; Don Francisco; and Nuevo) are subject to a 2.5% net smelter return royalty payable to Barrick upon the commencement of mine production.

With regard to the environmental regulatory framework and the necessary permits, work at the Cap-Oeste Project has been conducted in accordance with an approved bi-annual Environmental Impact Assessment (“EIA”) for the El Tranquilo Project block. Patagonia holds the relevant permits for the use of water during the drill campaigns, issued by the government water resources authority of the Santa Cruz Province (‘Recursos Hídricos’), as well as the approval by the corresponding surface owners. No other permits are required for the continuation of exploration and/or definition drilling within the property block.

There are no known environmental liabilities associated with the Cap-Oeste Project properties.

A Community Relationship Plan has been implemented since 2008 through Patagonia’s Community Relationship Department together with the external consultancy of Empoderar RSE.

History of the Cap-Oeste Project

The earliest exploration in the area was reportedly carried out during the mid-1990’s by Western Mining Corporation (“WMC”) and Homestake Mining (“Homestake”). Homestake initially targeted the area using Landsat imagery. The interpretation of the imagery highlighted the presence of regional-scale, northwest-trending lineaments. Large zones of coincident clay alteration served as a target for reconnaissance mapping and sampling. This work led to the staking of exploration claims by the Homestake subsidiary Minera Patagónica S.A., which held the ground until July 2002.

Following the December 2001 merger between Barrick and Homestake, the ground was again staked as the El Tranquilo Project by Barrick’s subsidiary Minera Rodeo S.A.

The combined Homestake-Barrick exploration programs conducted throughout the El Tranquilo Property Block spanned the period May 2002 to May 2006 and included:

•	Target generation incorporating information from the Homestake geochemical database, supplemented by ASTER and Landsat Band Ratio image analyses;
•	Regional scale geological and structural mapping (1:25,000 to 1:100,000) and Landsat Thematic Mapper based alteration mapping at 1:50,000;
•	Geochemical sampling including 334 lag samples, 569 regional rock chip samples and 469 sawn channel samples taken from 11 trenches (1,694 m);
•	PDP-IP chargeability and resistivity surveying along 8 lines spaced 150 m to 300 m apart, for a total of 27-line km; and
•	Regional spaced ground magnetic surveying along 16 lines spaced 100 m apart, for a total of 35.2- line km; and
•	Petrographic Studies

As a result of the exploration program of work, several significant gold-silver targets were defined along a series of sub-parallel, northwest trending structural lineaments.

After acquiring the property from Barrick in 2008, in late 2008 the first trenching and mapping was conducted at the Cap-Oeste Project and followed up by drilling programs from 2009 to 2013. From 2008 to 2015, work conducted throughout the Cap-Oeste Project areas by Patagonia defined gold-silver mineralization for potential open-pit and underground mining extraction.

In 2012, Patagonia undertook a series of pre-feasibility study level investigations on the potential for open pit and underground operations at the Cap-Oeste Project. The work included pit and underground designs, geotechnical studies, tailings dam designs, metallurgical, process design and costing studies.

In January 2014, Patagonia began work to bring the Cap-Oeste Project into production. An initial open pit design with a 24 month mine life was selected by Patagonia for development with the option to increase the Cap-Oeste Project mine life to six years with the development of the underground production. Following environmental approvals in 2016, initial open pit mining earthworks commenced at the Cap-Oeste Project in April 2016, including the construction of the heap leach facility.

In July 2018, the open pit operations were suspended, with the final pit reaching a maximum depth of 112 m. For the remainder of 2018 operations consisted solely of re-processing of the mineralized material previously placed on the heap leach. The Company continues to drain the pad recovering residual gold. Since commencement of mining operations in 2017, total production to December 31, 2019 has been 76,643 oz Au_equ.

Mine production from the Cap-Oeste Project Open Pit is summarized in the table below, from operation annual production figures, and estimated grades derived from a 2016 block model, updated to include open pit grade control drilling data and interpretations:

Table: The Cap-Oeste Project Open Pit Production – Mineralized Material Mined Figures by Year (Patagonia, 2018)

Period	Tonnes Mined (t)	Grade			Metal
		Au g/t	Ag g/t	Au_equ g/t	Au oz	Ag oz	Au_equ oz
2016	336,685	1.03	17	1.25	11,149	184,020	13,531
2017	750,097	2.15	74	3.01	51,850	1,784,598	72,590
2018	364,618	4.17	153	6.32	48,884	1,793,580	74,088
TOTAL	1,451,400	2.40	80.6	3.43	111,883	3,762,197	160,208

Production figures reported by Patagonia from heap leach production, are summarized as follows:

•
Production at the Cap-Oeste Project for 2016 was reported to be 3,064 oz Au_equ (Patagonia, 2017). Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market price for the commodities each period; the ratio for year ended December 31, 2016 was 69.99:1;

•	Production at the Cap-Oeste Project for 2017 was reported to be 20,088 oz Au_equ (Patagonia, 2018). The ratio for year ended December 31, 2017 was 73.87:1;
•	Production at the Cap-Oeste Project for 2018 was reported to be 42,906 oz Au_equ (Patagonia, 2019). The ratio for year ended December 31, 2018 was 80.97:1;
•	Production at the Cap-Oeste Project for 2019 was reported to be 10,585 oz Au_equ (Patagonia 2019). The ratio for year ended December 31, 2019 was 85.29:1; and
•	Production at the Cap-Oeste Project for 2020 was reported to be 6,965 oz Au_equ (Patagonia 2020). The ratio for year ended December 31, 2020 was 85.99:1.

For the remainder of 2018, operations consisted solely of reprocessing of the mineralized material previously place on the heap leach. Reprocessing of the mineralized material from the heap leach facility ceased in May 2019, while residual leaching continues to date.

In 2018, a due diligence drilling campaign was conducted by Patagonia as part of preliminary negotiations for the sale of the Cap-Oeste Project to Pan American Silver, though Patagonia is also currently evaluating the development and underground mining of a high-grade portion of the total mineral resources, termed “COSE-style” mineralization, at the Cap-Oeste Project.

Mineralization

Gold and silver mineralization at the Cap-Oeste Project is hosted by the northwest- trending the Cap-Oeste Project Breccia Fault, which dips 75° to 90° to the southwest.

The drilling to date has defined a high-grade shoot, approximately 130 m long and 12 m to 15 m wide, situated in the interpreted southeast extension of the Bonanza Fault. The high-grade mineralized material shoot pitches steeply to the west north-west over an approximate 120 m vertical interval, extending from 135 m to 255 m vertically below surface as currently defined by the drilling to date. Mapping, trench sampling and drilling has confirmed that the high-grade shoot is overlain by a broader (e.g. 20 m thick) zone of more diffuse lower grade, high Ag/Au ratio mineralization and trace element anomalism.

The highest grade Au and Ag mineralization is hosted by a distinctive suite of sinuous to weakly bifurcating breccia, comprising argillic altered characteristically rounded fragments of volcanic host rock in a sulphide rich milled breccia matrix of fine-grained grey quartz, illite, and carbonaceous material. Precious metals occur as native metal, alloys and sulphides, in close association with base metal sulphides, pyrite, and arsenopyrite. These zones of very high-grade Au-Ag mineralization are referred to by Patagonia as ‘hypogene’ mineralization, or more commonly ‘COSE’ style mineralization, as a reference to the nearby COSE au-ag mineralization style to the south-east of the Cap-Oeste Project.

Patagonia geologists have defined several broadly defined successive types of mineralization at the CapOeste Project. The individual types are defined according to their respective locations in relation to the Bonanza Fault or Esperanza Faults. The authors of the technical report have labelled two main zones of mineralization based on the 3D interpretation as the Bonanza Fault (“BZ”) breccia mineralization and the Esperanza Fault (“EZ”) quartz vein style mineralization.

Exploration by Patagonia throughout the El Tranquilo Block is focused principally on discovery and delineation of low sulfidation, Au-Ag epithermal mineralization of the type well documented throughout the Deseado Massif. Mineralization typically comprises banded fissure veins and local vein/breccias characterized by high Au and Ag contents and ratios of Au: Ag generally greater than 1:10. Mineralized veins and breccias consist of quartz (colloform banded, and chalcedonic morphologies), adularia, bladed carbonate (often replaced by quartz), and dark sulfidic material termed ginguro (fine grained electrum or Ag sulfosalts banded with quartz). Discrete vein deposits, such as at the Cap-Oeste Project, develop where mineralizing hydrothermal fluids are focused into dilatant structures, producing mineralized material shoots which host the highest precious metal grades. Low sulfidation mineralization can also develop where mineralizing fluids flood permeable lithologies to generate large tonnage, low grade disseminated deposits (e.g. Round Mountain, Nevada; McDonald Meadows, Montana).

Studies of alteration patterns and fluid inclusion data demonstrate that precious metal precipitation generally occurs between 180°C to 240°C, corresponding to depths 150 m to 450 m below the paleosurface. Deposits often exhibit a top to bottom vertical zonation:

•	Precious metals-poor, paleosurface, sinter (Hg-As-Sb);
•	Au-Ag-rich, base metal-poor “bonanza zone” (Au-Ag-As-Sb-Hg); and
•	Ag-rich, base metal zone (Ag-Pb-Zn-Cu).

Alteration is controlled by the temperature and pH of the circulating hydrothermal fluids and its distribution therefore can be spatially zoned. Alteration minerals that occur proximal to mineralization include illite, sericite, calcite and adularia, whereas smectite and chlorite typically occur in a more distal setting. Additional variants include pervasive silicification of wall rock as envelopes to quartz veins and breccias, and advanced argillic alteration (alunite, jarosite, kaolinite, vuggy silica) in steam heated horizons at higher structural levels.

Mineralization at the Cap-Oeste Project is also assigned to the low sulfidation type, based on the presence of fine-grained replacement quartz and adularia, widespread illite alteration, bladed textures indicative of hydrothermal boiling, and a mineral assemblage dominated by marcasite, arsenopyrite and silver-bearing sulfosalts. The presence of anomalous copper and molybdenum associated with higher grade Au-Ag mineralization suggests a component of magmatic-derived fluid.

The Cap-Oeste Project deposit occurs predominantly as hydrothermal breccia, in combination with replacement, veinlet and disseminated styles of mineralization, rather than as one or more discrete quartz veins. This is somewhat atypical for the Deseado Massif deposits, perhaps reflecting a lack of open space during hydrothermal fluid flow.

Mineral Resources

Most of the drilling completed at the Cap-Oeste Project is orientated normal to the dip of the BZ mineralization, providing a representative sample across the mineralization. The mineralization is clearly visible in DD core and is known to be associated with a steeply dipping hydrothermal fault breccia vein structure.

Cube believes that the drilling and sampling practices undertaken by Patagonia at the Cap-Oeste Project are appropriate for this style of mineralization. This includes the QAQC protocols, survey techniques and collection of bulk density data. A review of the geological database found no material issues. All assay information used in the resource estimate was from DD holes drilled by Patagonia since 2009 and provides a relatively clean and homogenous data set to use for geological modelling and mineral resource estimation.

The data quality for the EZ mineralization is less reliable due to the following issues:

•
The drilling orientation is predominantly targeting the BZ mineralization which dips opposite to the EZ mineralization, therefore most of the drilling is intersecting sub-parallel to the EZ domains; and

•
Selective sampling is common within the multiple vein hosted zones of mineralization above the Bonanza Fault breccia zone. Several of the EZ mineralized domains contain un-sampled intervals in-between mineralized high-grade intersections.

The EZ mineralized domains (Domain 2001 to 2007) have therefore been classified as Inferred based on the drill orientation completed to date.

Table: Cap-Oeste Project Mineral Resources as at 31 December 2018 – at 0.5 g/t Au_equ cu-off (Cube 2018)

Res Cat	Material Type	Tonnes (kT)	Grade (g/t)			Metal (kOz)
			Au	Ag	Au_equ	Au	Ag	Au_equ
Measured	Oxide	0.4	2.73	25.2	3.09	0.03	0.3	0.04
	COSE	-	-	-	-	-	-	-
	Fresh	3	2.94	49.4	3.65	0.3	5	0.3
	Sub-Total	3	2.92	46.7	3.59	0.3	5	0.4
Indicated	Oxide	1,963	1.06	32.7	1.53	67	2,063	97
	COSE	478	12.62	472.4	19.42	194	7,257	298
	Fresh	8,114	1.70	46.5	2.37	443	12,128	618
	Sub-Total	10,554	2.07	63.2	2.99	704	21,448	1,013
Measured + Indicated	Oxide	1,963	1.06	32.7	1.53	67	2,064	97
	COSE	478	12.62	472.4	19.42	194	7,257	298
	Fresh	8,117	1.70	46.5	2.37	444	12,132	618
	Sub-Total	10,558	2.07	63.2	2.99	704	21,453	1,013
Inferred	Oxide	528	0.68	23.1	1.01	11	393	17
	COSE	-	-	-	-	-	-	-
	Fresh	4,367	1.45	36.1	1.97	204	5,074	277
	Sub-Total	4,895	1.37	34.7	1.87	215	5,467	294
Notes:
(1)	Effective date of December 31,2018.
(2)	Figures may not add up due to rounding;
(3)	Gold equivalent (“Au_equ”) values are calculated at a ratio of 69.4:1 Ag/Au.
(4)	Mineral resources are estimated at a block cut-off grade of 0.5 g/t Au_equ.
(5)	Mineral resources are estimated using a long-term metal prices of USD$1,100 per ounce (gold); and USD$16 per ounce (silver).
(6)	A minimum mining width of two m was used when modelling the resources.
(7)	Bulk densities for the mineralized zones are 2.36 t/m3 (oxide), 2.47 t/m3 , hypogene (COSE-style) zone, 2.52 t/m3 (fresh).
(8)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(9)
The quantity and grade of reported inferred mineral resources in this estimate are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as measured or indicated mineral resources.

Table: Cap-Oeste Project Mineral Resources as at 31 December 2018 – at 3.0 g/t Au_equ

Res Cat	Material Type	Tonnes (kT)	Grade (g/t)			Metal (kOz)
			Au	Ag	Au_equ	Au	Ag	Au_equ
Measured	Oxide	0.2	3.31	21.1	3.62	0.02	0.1	0.03
	COSE	-	-	-	-	-	-	-
	Fresh	1	4.15	71.6	5.18	0.2	3	0.2
	Sub-Total	2	4.04	65.1	4.98	0.2	4	0.3
Indicated	Oxide	180	3.45	101.0	4.90	20	585	28
	COSE	445	13.45	503.5	20.70	192	7,198	296
	Fresh	1,869	3.89	119.0	5.61	234	7,150	337
	Sub-Total	2,493	5.57	186.3	8.25	446	14,934	661
Measured + Indicated	Oxide	180	3.45	100.9	4.90	20	585	28
	COSE	445	13.45	503.5	20.70	192	7,198	296
	Fresh	1,870	3.89	119.0	5.61	234	7,153	337
	Sub-Total	2,495	5.56	186.2	8.25	446	14,937	661
Inferred	Oxide	7	2.20	108.7	3.76	1	26	1
	COSE	-	-	-	-	-	-	-
	Fresh	759	4.05	95.7	5.43	99	2,336	133
	Sub-Total	767	4.03	95.8	5.41	99	2,362	133

Notes:
(1)	Effective date of December 31,2018.
(2)	Figures may not add up due to rounding;
(3)	Gold equivalent (“Au_equ”) values are calculated at a ratio of 69.4:1 Ag/Au.
(4)	Mineral resources are estimated at a block cut-off grade of 3.0 g/t Au_equ.
(5)	Mineral resources are estimated using a long-term metal prices of USD$1,100 per ounce (gold); and USD$16 per ounce (silver).
(6)	A minimum mining width of two m was used when modelling the resources.
(7)	Bulk densities for the mineralized zones are 2.36 t/m3 (oxide), 2.47 t/m3, hypogene (COSE-style) zone, 2.52 t/m3 (fresh).
(8)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(9)
The quantity and grade of reported inferred mineral resources in this estimate are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as measured or indicated mineral resources.

The extent to which the estimate of December 2018 MRE could be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues is considered to be low, in the estimation of the QP.

This assumption is based on the review conducted during the site visit by the QP whereby relevant documentation with respect to mining and environmental permitting is current and relevant.

Gold Equivalent Calculations

For the mineral resource estimate the Au, Ag and Au_equ grades were reported. Au equivalent was calculated for each cell block grade within the Cap-Oeste Project block model. Au equivalent values were determined by dividing a set Au price (USD$1,100/Oz) by a set Ag price (USD$16.0/Oz) following guidance from Patagonia. This is equivalent to a ratio of 1/69.4 to determine the Au_equ value from the Ag grade.

The formula used was:

Au_equ (g/t) = Au (g/t) + Ag(g/t)/69.4.

Cut off Grade (“COG”) Parameters

The economic portion of a resource is generally determined by the application of a breakeven cut off grade that considers the total estimated operating costs for the mine, process plant and administration. For Cap-Oeste there will be two payable metals (Au and Ag), with Au being the predominant payable metal. Therefore, it is easiest to express the breakeven cut-off as an Au_equ grade.

For an open pit optimization study carried out in 2014 by Cube for Patagonia (Cube, 2015), the calculated COG based on input parameters for mining, milling and administration was calculated at 0.63g/t Au_equ for oxide material and 1.27g/t Au_equ for fresh material. However, the diffuse nature of mineralization within the Bonanza mineralization would make demarcation of grades at the higher COGs difficult.

For the 2018 model, Cube has used a COG of 0.5g/t Au_equ for reporting of mineral resource estimate based on the guidance from Patagonia. Following the suspension of the current open pit operations, Cube has included a mineral resource estimate for December 2018 at a higher COG of 3.0 g/t Au_equ. The cut-off grades have been selected based on similar sized underground operations and mining methods for the geometry and grade of the gold mineralization in Australia.

The COGs applied are considered to be appropriate for the style of mineralization and the expectation that underground mining methods will be used for any future mineralized material extraction giving that high-grade gold and silver mineralization extends below the current limit of the open pit to known depths of 300 m, or the limit of the current drilling information.

Economic Considerations During Resource Estimation

Under NI 43-101 and CIM Definitions Standards, a mineral resource must be potentially economic in that it must be “in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.” The final grade estimate for Au and Ag used for the main mineralized domain is effectively a diluted recoverable resource estimate. The process attempts to estimate the recoverable tonnage and grade based on the dimensions of a Selective Mining Unit (“SMU”), which is broadly representative of what will be practically achievable during actual mining methods. The SMU block size adopted for the Cap-Oeste Project in the 2018 block model is 5 mX x 5 mY x 2.5 mRL.

Approximately 78% of the mineral resource is classified as indicated resources, predominantly within the Bonanza Zone mineralization. The confidence in the estimate is based on the density of drilling, good continuity from hole to hole and section to section (both along strike and down dip), as well as good agreement between sectional interpretation and the surface mapping.

Cube has used a COG of 0.5 g/t Au equivalent and 3.0 g/t Au equivalent, for the reporting the mineral resources. Gold equivalent calculation was based on recent metal prices of US$1,100 per ounce for gold and US$16 per ounce for silver.

Lomada de Leiva (“Lomada”) Project

Lomada is located in the La Paloma property block approximately 120 kilometers to the north of the El Tranquilo property block in the Santa Cruz province of Argentina.

The Lomada mine was closed in May 2016 while production from the ongoing leaching continues, though at a reduced output. Given that the mineralized material from the Lomada open pit mine was originally placed on the heap leach pad without crushing, the Company decided to return to Lomada to reprocess this mineralized material. However, in mid-February 2019 the Company took the decision to cease operations and proceed with the closure of Lomada. During the year ended December 31, 2020, the Company was working on re-handling material of leach pad to regenerate the solution percolation and generate new channels of circulation of solution.

The Company has prepared an update to the closure plan presented and approved by the provincial authorities in 2017. The Company received the final approval in November 2019 and started with the work of remediation at the end of 2019. The work on the remediation had been halted due to the COVID-19 pandemic. On October 8, 2020, the Company announced that it had received a preliminary Environmental Permit (“Permit”) for a restart of mining and new leaching operations at its Lomada mine in the western part of the Santa Cruz Province of Argentina. Patagonia applied for the Permit in August 2020. The Company has reclamation and remediation obligations for the Lomada Project of $3.10 million as of December 31, 2020.

Following receipt of a preliminary permit, the Company restarted mining operations at Lomada de Leiva which was previously closed in February 2019. The Company expects to continue residual production from fresh material placed on the heap leach pad.

On March 9, 2021, the Company announced that it had received a definitive environmental permit for the Lomada Project.

Exploration Update

Exploration during 2020 consisted mainly of regional reconnaissance, geological mapping, sampling, geophysics and drilling carried out at Rio Negro and Santa Cruz projects. The geophysical surveys were ground magnetics and pole-dipole, induced polarization and resistivity (“IP/Res”). During 2020, exploration drilling in Argentina has been concentrated at Calcatreu.

Very few activities have been undertaken due to COVID-19 during the first three quarters. During the third quarter of 2020, exploration plans were prepared for the Company’s Santa Cruz Province properties to prioritize targets based on potential to expand the life of the operations. A ranking based on this concept was made and work plans were created to be carried out as soon as the conditions allow us.

Similarly, at Calcatreu, in Rio Negro the main targets were reviewed and ranked, and an exploration and geophysical work plans were delineated for execution once activities are resumed. The group of mining properties was consolidated in the area bordering Río Negro in Chubut.

Several projects with exploration potential were analyzed in the province of San Juan.

Mina Angela

On August 13, 2019, the Company announced an offer letter agreement with Latin Metals Inc. to acquire its Mina Angela property.The Mina Angela property is situated in the Somuncura Massif of southern Argentina and is comprised of 44 individual claims located approximately 50 kilometers east-southeast of Patagonia’s 100% owned Calcatreu gold project. Pan American Silver’s Navidad silver and base metal deposit is located 45 kilometers further to the south-southeast of Mina Angela. In March 2020, Patagonia extended the period by which it must enter into the definitive agreement with a $100,000 payment to Latin Metals; $50,000 of which was applied to extend the period to enter into the definitive agreement and $50,000 of which was a partial prepayment of the first earn-in payment to be made under the definitive agreement.

On September 15, 2020, the Company entered into a definitive option agreement with Latin Metals Inc., which granted the Company an irrevocable option to acquire a 100% interest in the Mina Angela property. Upon signing of the definitive agreement, the Company paid $200,000 representing the balance of the first earn-in payment. It is expected that the Company will pay the second earn-in payment of $250,000 within the next six months if it exercises the option to acquire the Mina Angela property. A further and final payment of $500,000 is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province and at the Mina Angela property have been lifted in such a manner that the Company thereafter has the ability to perform exploration and exploitation mining activities on the Mina Angela property. In addition, Latin Metals will be entitled to receive a 1.25% Net Smelter Royalty from future productions, half of which can be repurchased by the Company for $1 million.

On March 12, 2021, the Company exercised the option to acquire 100% interest in the Mina Angela property and paid the second earn-in payment of $250,000.

La Manchuria Project

The La Manchuria project block is located approximately 46 kilometers to the southeast of the Cap-Oeste Project (the “La Manchuria Project”).

In addition to its current mineral resources, the Company’s La Manchuria Project is believed to be prospective for the discovery of new gold and silver mineralization. Exploration work continued with mapping and rock chip sampling over an area of approximately 2,000 hectares (“ha”). Veinlets and narrow breccia zones, indicative of hydrothermal activity, were found at the Magali zone. Anomalous gold values were reported from the Cecilia zone. As a result of these favorable results, a new drill program for La Manchuria, of 2,000m in 14 holes is planned to test geophysical anomalies and to test gold anomalies generated from surface rock chip sampling. An updated NI 43-101 technical report for this project was completed on September 27, 2019 by Micon International and is on file at www.sedar.com.

Sarita Project

The Sarita Project, located in the SW part of the Deseado Massif approximately 10 kilometers northwest of the Company’s Martha mine and mill, hosts a widespread system of banded, low sulfidation Au-Ag veins, encompassing a small rhyolitic dome complex. Geologically, the area displays similar structural and stratigraphic characteristics to the Company’s Martha Project with Ag-rich, polymetallic, vein-hosted, intermediate sulfidation mineralization. The banded, silver- and gold-bearing quartz veins and quartz vein breccias occur within a set of NNW-SSE striking normal faults and constitute an extensive mineralized vein system, with more than 12 kilometers in total length. Precious and base metal mineralization has been recognized in quartz veins and vein breccias up to 3 meters wide at surface, composed of quartz and sulphides. Rock chips from discrete vein structures or aligned float have returned anomalous gold samples ranging from 0.1 to 83.4 g/t Au and from 100 to 15,444 g/t Ag, in separate samples. To date, 16 diamond drill holes have been drilled for a total of 1,754 m targeting the vein mineralization. Geochemical results from drilling show gold and silver anomalies. Due to poor ground conditions encountered during drilling, core recovery in some of the veins was poor and Au and Ag mineralization may have not been recovered. Other exploration activities at Sarita included geophysical surveys and drilling. Geophysical anomalies were identified by IP/Res lines (7.1-line kilometers) and by detailed ground magnetics (220 hectares) over different targets areas.

During May 2019, a total of 82 RAB holes completing 1,818.4 m, were drilled in the area yielding a total of 1,257 samples for geochemical analysis. In September and October 2019, a second phase of drilling was undertaken, for a total of 2,409 m in 116 holes and 1,361 samples assayed. The RAB drilling defined several shallow, NW-oriented zones of vein-hosted mineralization; notably Veta Maria and Virginia. The Company has plans to follow-up the RAB results with core drilling.

Martha Project

The Martha Project (“Martha” or “Mina Martha”) is located in the Province of Santa Cruz, Argentina. The closest community is the town of Gobernador Gregores, situated approximately 50 road kilometers to the west-southwest of Martha. The property is the site of past exploration for, and surface and underground mining and recovery of, silver and gold from epithermal veins and vein breccias, previously operated by Coeur Mining Inc. (formerly, Coeur d’Alene Mine Corp.) and Yamana Inc.

The Company acquired Martha as part of its RTO of Hunt in 2019. The land package at Martha consists of approximately 7,850 ha of concessions, various buildings and facilities, surface and underground mining and support equipment, a 480 tonne per day (maximum) crushing, grinding and flotation plant, tailings facility, various stockpiles and waste dumps, employee living and cafeteria quarters, and miscellaneous physical materials. In addition, the Company has access to surface ranch (“estancia”) lands surrounding the mine and mill site that are approximately 35,700 ha in size.

The property was purchased in 2016 by Cerro Cazador SA (CCSA), an Argentine subsidiary of Hunt, from an Argentine subsidiary of Coeur Mining Inc. (Coeur). The intent to purchase was announced February 10, 2016 and closed May 11, 2016 as disclosed by the Company on its website (www.patagoniagold.com). The processing plant at the Martha Project has an estimated useful life of 8 years as it is anticipated that this plant will be used to process mineral from Cap-Oeste underground, Martha Project and from La Josefina Project. Royal Gold Inc. holds a 2% Net Smelter Return (NSR) royalty on all production from the Martha property; the obligation for which transferred from Coeur to the Company (www.royalgold.com). In addition, the provincial government holds a 3% pit-head royalty from future production.

During the first quarter of 2020, a plan for reviewing near-mine targets (less than 5 kilometers away from the mill) was defined. Those remaining targets consist of outcropping veins-veinlets and included Veta del Medio System, Noroeste, Ivana, Martha Oeste, Martha Norte, Futuro and Sugar Hill, among others. A total 77 sawn channels were cut, and after encouraging results at Veta del Medio System, a RAB drill program was carried out to test mineralization at shallow depths. A total of 80 RAB drill holes (1,622.4 m of drilling, ranging from 6 to 25 m in depth) tested several targets.

Highly anomalous drill intercepts, ranging from 1m grading 180 g/t Ag up to 3m grading 2,566 g/t Ag (and 3.5 g/t Au), were returned from the Veta del Medio Norte.

Exploration continues to focus on remaining targets by combining systematic sawn-channelling, ground magnetics surveying and new drilling. During 2020, a total of 103.2 square kilometers of new ground magnetics surveying was completed at Martha.

The Company has reclamation and remediation obligations for the Mina Martha Project of $1.43 million as of December 31, 2020.

La Josefina Project

La Josefina is situated about 450 kilometers northwest of the city of Rio Gallegos, in the Santa Cruz province of Argentina within a scarcely populated steppe-like region known as Patagonia. The La Josefina property occupies 52,800 hectares and makes up approximately 90% of all meters drilled by the Company. The La Josefina Project consists of mineral rights composed by an area of 528 square kilometers established in 1994 as a mineral reserve held by Fomicruz. The La Josefina Project comprises 16 Manifestations of Discovery totaling 52,767 hectares which are partially covered by 399 tenements.

In March 2007, the Company (via a subsidiary of Hunt) acquired the exploration and development rights to the La Josefina project from Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”). In July 2007, the Company entered into an agreement (subsequently amended) with Fomicruz which provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. The Company would own 81% of the joint venture company and Fomicruz would own the remaining 19%.Fomicruz has the option to earn up to a 49% participating interest in the JV Corporation by reimbursing the Company an equivalent amount, up to 49%, of the exploration investment made by the Company. The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of $200 thousand per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%. The Company can also purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase price with Fomicruz. Under the agreement, the Company had until the end of 2019 to complete cumulative exploration expenditures of $18 million and determine if it will enter into production on the property. In October 2019, the agreement was extended until April 30, 2021 which period may be extended for an additional one-year term. At December 31, 2019, the Company had incurred approximately $20 million and is currently in discussions with Fomicruz to develop a plan for production. An NI 43-101 compliant technical report on La Josefina, dated September 29, 2010 and prepared by UAKO Geological Consulting, is on file on www.sedar.com.

During 2020, a total of 1,098-line kilometers were surveyed covering the Flaca, Cecilia, Amanda, Pequeña and Cruzada veins. And a total of 124 rock chip samples have been taken.

The Company has renegotiated the terms of the La Josefina and Valenciana properties held by Cerro Cazador and is expecting the new terms to be adjudicated during second half 2021. In the meantime, the exploration program on these properties has been put on hold.

La Valenciana Project

La Valenciana is located in the central-north portion of the Santa Cruz Province, Argentina. The project encompasses an area of approximately 29,600 ha and is contiguous to the Company’s La Josefina property to the east. The La Valenciana project is comprised of 11 Manifestations of Discovery (MDs) covering segments of Estancia Cañadón Grande, Estancia Flecha Negra, Estancia Las Vallas, Estancia La Florentina, Estancia La Valenciana and Estancia La Modesta (inactive ranches). In La Valenciana, exploration has been limited, with more than half of the surface without systematic exploration. Fomicruz carried out preliminary works defining a main vein system of low sulfidation epithermal style, with gold and silver values with base metals. Exploration and subsequent reconnaissance sampling by CCSA added other secondary targets and structures combining a total of 5.70 kilometers mapped veins and stockworks. The limited exploration to date, alteration features and associated structures, and partial coverage by probable post-mineral units suggests that there is still a high degree of discovery potential in the mining block. A new exploration program to define mineralization includes geophysical surveys and shallow drilling in new and known target areas and an intensive prospecting and reconnaissance sampling over the Company’s entire land position, is being considered. Mineral resources have not yet been defined on the La Valenciana property.

The Company has renegotiated the terms of the La Josefina and Valenciana properties held by Cerro Cazador and is expecting the new terms to be adjudicated during second half 2021. In the meantime, the exploration program on these properties has been put on hold.

Bajo Pobre Property

The Bajo Pobre property covers 3,190 hectares and is mainly on the Estancia Bajo Pobre. The property is located 90 kilometers south of the town of Las Heras. No exploration activity has taken place on the Bajo Pobre Property and no exploration activity is planned for the immediate future. Mineral resources have not yet been defined on the Bajo Pobre property.

Short visits have been carried out to the area during 2020 and a total of 16 samples have been taken. A new review of the project will commence during 2021.

El Gateado Property

In March 2006, CCSA acquired the right to conduct exploration on the El Gateado property through a claim staking process for a period of at least 1,000 days, commencing after the Government issues a formal claim notice, and retain 100% ownership of any mineral deposit found within. El Gateado is a 10,000-hectare exploration concession filed with the Santa Cruz Provincial mining authority. The El Gateado property is located in the north-central part of Santa Cruz province, contiguous to La Josefina on the east.

The Company has not yet received a formal claim notice pertaining to the El Gateado property. Should a mineral deposit be discovered, the Company has the exclusive option to file for mining rights on the property. The surface rights of the El Gateado claim are held by the following Ranches, Estancia Los Ventisqueros, Estancia La Primavera, Estancia La Virginia and Estancia Piedra Labrada. The El Gateado claims are filed with the government under file #406.776/DPS/06.

Mineral resources have not yet been defined on the El Gateado property. No recent exploration activity has taken place on El Gateado Property and no exploration activity is planned for the immediate future.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

The following discussion should be read in conjunction with the Audited Consolidated Financial Statements for the fiscal years ended December 31, 2020 and 2019 and notes thereto included under Item 18. Except where otherwise noted, financial results are rounded to the nearest $1,000 and are expressed in United States dollars.

Summary of Consolidated Results of Operations for the year ended December 31, 2020 and 2019 ($’000)

	Year ended December 31,
(in $000’s, except ounces and per share amounts)	2020	2019	Change	%Change

Operational results
Total gold equivalent ounces – produced (1)	10,233	15,562	(5,329)	(34%)
Total gold equivalent ounces – sold (1)	11,174	15,463	(4,289)	(28%)

Financial results
Revenue	$19,849	$21,938	$(2,089)	(10%)
Cost of sales	$13,247	$17,138	$(3,891)	(23%)
Exploration expenses	$2,303	$2,608	$(305)	(12%)
Administrative expenses	$5,611	$11,044	$(5,433)	(49%)
Interest expense	$2,100	$2,131	$(31)	(1%)
Net income (loss)	$(4,381)	$(12,354)	$7,973	65%
Net income (loss) per share – basic and diluted	$(0.013)	$(0.044)	$0.031	70%

(1)Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market price for the commodities each period. The ratio for year ended December 31, 2020 was 85.99:1 (2019 – 85.29:1).

Summary of Consolidated Results of Operations for the year ended December 31, 2019and 2018 ($’000)
	Year ended December 31,
(in $000’s, except ounces and per share amounts)	2019	2018	Change	%Change

Operational results
Total gold equivalent ounces – produced (1)	15,562	43,392	(27,830)	(64%)
Total gold equivalent ounces – sold (1)	15,463	43,599	(28,136)	(65%)

Financial results
Revenue	$21,938	$48,089	$(26,151)	(54%)
Cost of sales	$17,138	$44,662	$(27,524)	(62%)
Exploration expenses	$2,608	$2,744	$(136)	(5%)
Administrative expenses	$11,044	$10,951	$93	1%
Interest expense	$2,131	$1,367	$764	56%
Net income (loss)	$(12,354)	$(17,590)	$5,236	30%
Net income (loss) per share – basic and diluted	$(0.044)	$(0.069)	$0.025	36%

(1)Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market price for the commodities each period. The ratio for year ended December 31, 2019 was 85.29:1 (2018 – 80.77:1).

Year ended December 31, 2020 and 2019 ($’000)

Total production decreased during the year ended December 31, 2020 as the Company had residual heap leach operations at Lomada and Cap-Oeste since February 2019 and this has been decreasing each month due to the mineral depletion in the pile (less stock due to the lixiviation of the mineral). Production was also lower as the Company has not produced concentrate from Mina Martha since April 2020.

The Company earned total revenue of $19,849 during the year ended December 31, 2020 compared to $21,938 during the same period in 2019. Revenue decreased due to lower amounts of gold equivalent ounces sold during the period. The decrease in revenue was partially offset by higher gold prices during the period.

Cost of sales were $13,247 during the year ended December 31, 2020 compared to $17,138 during the same period in 2019. Cost of sales decreased as the 2019 period included an inventory write-down due to the closure of Lomada and putting Cap-Oeste on care and maintenance.

The Company incurred exploration expenses of $2,303 during the year ended December 31, 2020 compared to $2,608 during the same period in 2019. The decrease in exploration expenses was due to devaluation of the Argentinian peso and less focus on exploration activities at the Martha and La Josefina projects.

The Company incurred administrative expenses of $5,611 during the year ended December 31, 2020 compared to $11,044 during the same period in 2019. The decrease in administrative expenses was due to termination payments made during the 2019 period as a result of closing Lomada and putting Cap-Oeste on care and maintenance. In addition, administrative expenses decreased as there were additional professional fees incurred during the 2019 period in connection with the reverse acquisition.

Interest expense remained consistent as the Company incurred expense of $2,100 during the year ended December 31, 2020 compared to $2,131 during the same period in 2019.

Net loss for the year ended December 31, 2020 was $4,381 compared to $12,354 during the same period in 2019. The lower net loss was a result of lower cost of sales and lower administrative expenses and impairment of mineral properties recognized during 2019.

Cash flows for the year ended December 31, 2020 and 2019 ($’000’s)

The Company used $535 of cash in operating activities for the year ended December 31, 2020 compared to $5,009 of cash generated during the same period in 2019. The decrease in cash from operating activities during 2020 was primarily due to lower revenues and timing differences related to receivables and accounts payable and accrued liabilities.

Cash used in investing activities for the year ended December 31, 2020 was $1,501 compared to $3,514 for the same period in 2019. The decrease in cash used in investing activities was a result of fewer additions to the mineral properties.

Cash from financing activities for the year ended December 31, 2020 was $1,102 compared to $593 during the same period in 2019. The increase in cash from financing activities was primarily due to proceeds received from existing loan facilities. The increase in cash was partially offset by repayment of bank indebtedness.

Financial Position ($’000)

Cash

The Company has cash on hand of $819 as of December 31, 2020 compared to $685 as of December 31, 2019.

Receivables

Current receivables are $2,041 as of December 31, 2020 compared to $1,516 as of December 31, 2019. The increase in current receivables is a result of a reclassification of value added tax (“VAT”) recoverable from non-current to current as they are expected to be collected within the next twelve (12) months.

Non-current receivables are $3,544 as of December 31, 2020 compared to $3,814 as of December 31, 2019. The decrease in non-current receivables is a result of reclassification of VAT recoverable to a current receivable as it is expected to be collected within the next twelve (12) months.

Inventory
The Company has inventory of $3,289 as of December 31, 2020 compared to $3,206 as of December 31, 2019. The increase in inventory was mainly due to higher materials and supplies which was partially offset by lower gold held on carbon.

Property, plant and equipment (“PPE”)

The Company has PPE of $13,233 as of December 31, 2020 compared to $15,635 as of December 31, 2019. The decrease in PPE was a result of depreciation charge for the period which was partially offset by capital additions.

Bank indebtedness

The Company has bank indebtedness of $9,636 as of December 31, 2020 compared to $14,989 as of December 31, 2019. The decrease in bank indebtedness was a result paying down the existing lines of credit used for operational purposes.

Accounts payable and accrued liabilities

The Company has accounts payable and accrued liabilities of $4,384 as of December 31, 2020 compared to $5,992 as of December 31, 2019. The decrease in accounts payable and accrued liabilities was a result of paying down accounts payables and normal fluctuations in operations.

Accounts payable with related parties

The Company has accounts payable with related parties of $144 as of December 31, 2020 compared to $6,717 as of December 31, 2019. The decrease in accounts payable with related parties is a result of a debt settlement whereby the outstanding amounts were repaid by issuing shares. For more information, see “Item 7 – A. Related Party Transactions.”

Loan payable and current portion of long-term debt

The Company has loan payable and current portion of long-term debt of $363 as of December 31, 2020 compared to $334 as of December 31, 2019.

Long term debt

The Company has non-current portion of total long-term debt of $14,917 as of December 31, 2020 compared to $12,020 as of December 31, 2019. This includes $14,808 payable to related parties as of December 31, 2020 compared to $11,708 as of December 31, 2019.

In February 2019, the Company announced that Cantomi Uruguay S.A., a company owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens, had provided a two-year $15,000 loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the Feasibility Study of its flagship Calcatreu project. On November 16, 2020, the maturity of the loan was extended to December 31, 2022. All other terms of the loan remain unchanged. As of December 31, 2020, there was $14,808 of principal and interest owing under this loan facility compared to $8,163 as of December 31, 2019.

The remaining debt to related parties included loans payable to the Company’s director Tim Hunt which were assumed as part of the reverse takeover during the 2019 fiscal year. During the year ended December 31, 2020, $4,232 of principal and interest payable to Tim Hunt was repaid by issuing shares. For more information, see “Item 7 – A. Related Party Transactions.”

Summary of Segmented Results of Operations ($000’s)

Cap-Oeste

Cap-Oeste produced a total of 6,965 gold equivalent ounces (5,081 ounces of gold and 161,314 ounces of silver) during the year ended December 31, 2020 compared to 10,585 gold equivalent ounces (7,796 ounces of gold and 237,727 ounces of silver) during the same period in 2019. Production decreased as the Company had residual heap leach operations at Cap-Oeste since February 2019 and this has been decreasing each month due to the mineral depletion in the leach pad (due to the lixiviation of the precious metals in the leach pad).

The cash costs of production for the year ended December 31, 2020 were $634 per ounce1 and $687 per ounce1 including depreciation and amortization compared to $573 per ounce1 and $651 per ounce1 during the same period in 2019.

A total of 7,036 gold equivalent ounces (5,165 ounces of gold and 162,832 ounces of silver) were sold during the year ended December 31, 2020 at an average gross price of $1,765 per ounce1. During the same period in 2019, a total of 10,985 gold equivalent ounces (8,236 ounces of gold and 234,441 ounces of silver) were sold at an average gross price of $1,357 per ounce1.

Cap-Oeste generated revenues of $12,417 during the year ended December 31, 2020 compared to $14,903 during the same period in 2019. The decrease in revenues was due to lower amounts of gold equivalent ounces sold, partially offset by the increase in gold price during 2020.

Cost of sales were $6,589 during the year ended December 31, 2020 compared to $11,828 during the same period in 2019. Cost of sales decreased as the 2019 period included an inventory write-down due to putting Cap-Oeste on care and maintenance and higher costs at the beginning of 2019 which led to that decision. The decrease in cost of sales was partially offset by the increase in export rights imposed by the Argentinian government in December 2019 from 6.7% to 12%.

Administration expenses of $495 were incurred during the year ended December 31, 2020 compared to $596 during the same period in 2019. The decrease in administrative expenses was due to lower depreciation of the property as a result of lower production.

Lomada de Leiva Project (“Lomada”)

Lomada produced a total of 2,912 ounces of gold during the year ended December 31, 2020 compared to 3,969 ounces of gold during the same period in 2019. Production decreased as the Company had residual heap leach operations at Lomada since February 2019 and this has been decreasing each month due to the mineral depletion in the leach pad (due to the lixiviation of the precious metals in the leach pad).

The cash costs of production for the year ended December 31, 2020 were $714 per ounce1 and $823 per ounce1 including depreciation and amortization compared to $437 per ounce1 and $580 per ounce1 during the same period in 2019. The increase in cash costs is due to the lower production during 2020.

A total of 3,773 ounces of gold were sold during the year ended December 31, 2020 at an average gross price of $1,718 per ounce1. During the same period in 2019, a total of 3,461 ounces of gold were sold at an average gross price of $1,372 per ounce1.

Lomada generated revenues of $6,482 during the year ended December 31, 2020 compared to $4,750 during the same period in 2019. The increase in revenue was due to higher gold prices during the period and sale of a portion of gold held on carbon.

Cost of sales were $4,391 during the year ended December 31, 2020 compared to $3,765 during the same period in 2019. The increase in cost of sales was due to the increase in export rights imposed by the Argentinian government in December 2019 from 6.7% to 12%.

________________________________________
1 See Non-IFRS Financial Performance Measures

Administrative expenses of $Nil were incurred during the year ended December 31, 2020 compared to $2,860 during the same period in 2019. Administrative expenses decreased as Lomada is 100% depreciated which resulted in all capital expenditures being amortized 100% in 2019.

Martha and La Josefina Projects

The cash costs of production for the year ended December 31, 2020 were $1,421 per ounce1 and $1,601 per ounce1 including depreciation and amortization compared to $714 per ounce1 and $805 per ounce1 during the same period in 2019. The increase in cash costs is due to the lower production during 2020.

Martha generated revenues of $950 during the year ended December 31, 2020 compared to $2,285 during the same period in 2019. The revenues decreased as the Company did not produce concentrate from Martha since April 2020.

Cost of sales were $2,267 during the year ended December 31, 2020 compared to $1,545 during the same period in 2019. The increase in cost of sales was due to higher maintenance costs as the Company has not produced concentrate from Mina Martha since April 2020.

Exploration expenses of $83 were incurred during the year ended December 31, 2020 compared to $321 during the same period in 2019. The decrease in exploration expenses was due to fewer exploration activities in these projects.

Administrative expenses of $Nil were incurred during the year ended December 31, 2020 compared to $871 during the same period in 2019. The decrease in administrative expenses was due to a reclassification as Martha and La Josefina were owned by Cerro Cazador S.A. “CCSA” during 2019 and effective January 1, 2020, CCSA was merged with PGSA combining the administrative expenses.

Calcatreu Project

Exploration expenses of $884 were incurred during the year ended December 31, 2020 compared to $1,300 during the same period in 2019. The decrease in exploration expenses was due to the devaluation of the Argentinian peso.

Administration expenses of $217 were incurred during the year ended December 31, 2020 compared to $279 during the same period in 2019. The decrease in administrative expenses was due the devaluation of the Argentinian peso.

Argentina, Uruguay and Chile

This segment includes the results from the Company’s work on the La Manchuria and La Sarita, projects in Argentina, the San José Project in Uruguay and general corporate activities. This segment does not generate revenues and includes costs that are not directly related to other mining properties that are reported as separate segments.

Exploration expenses of $1,336 were incurred during the year ended December 31, 2020 compared to $987 during the same period in 2019. Exploration expenses increased due to higher salaries and regional reconnaissance, geological mapping and sampling related to projects included in this segment.

Administration expenses of $2,946 were incurred during the year ended December 31, 2020 compared to $4,232 during the same period in 2019. The decrease in administrative expenses was due to termination payments made during the 2019 period as a result of closing Lomada and putting Cap-Oeste on care and maintenance.

Interest expense of $318 was incurred during the year ended December 31, 2020 compared to $765 during the same period in 2019. The decrease in interest expense was due to the decrease in loans with Argentinian banks.

United Kingdom

This segment includes the results of Patagonia Gold Limited (“PGL”) (formerly Patagonia Gold PLC) which is a holding company and does not generate any revenues.

Administration expenses of $212 were incurred during the year ended December 31, 2020 compared to $1,433 during the same period in 2019. The decrease in administrative expenses was due to the costs incurred with respect to the reverse acquisition during 2019 and normal overhead costs as PGL was previously a publicly listed Company in United Kingdom.

Interest expense of $610 was incurred during the year ended December 31, 2020 compared to $782 during the same period in 2019. The decrease in interest expense was due to the repayment of bank indebtedness.

North America

This segment includes the results of Patagonia Gold Corp (“PGC”), Patagonia Gold Canada Inc and 1272680 B.C. Ltd (“BC”) (formerly 1494716 Alberta Ltd.).

These entities are holding companies and do not generate any revenues. PGC and BC were acquired as part of the reverse acquisition during 2019 and their results of operations prior to the reverse acquisition are not incorporated in the financial statements.

Administration expenses of $1,285 were incurred during the year ended December 31, 2020 compared to $307 during the same period in 2019. The increase in administrative expenses was due to legal, accounting and other professional fees incurred as a result of being listed on the TSX Venture Exchange. Before the reverse acquisition, administrative expenses were mostly incurred in United Kingdom where PGL was previously listed and after the reverse acquisition, majority of the administrative expenses are incurred in Canada.

Interest expense of $1,171 was incurred during the year ended December 31, 2020 compared to $584 during the same period in 2019. The increase in interest expense was due to additional debt assumed as part of the reverse acquisition during 2019.

Non-IFRS Financial Performance Measures

Non-IFRS financial measures are intended to provide additional information only and do not have any standard meaning prescribed by generally accepted accounting principles. Unless otherwise noted, we present the Non-IFRS financial measures of our continuing operations in the tables below.

Cash Costs

The Company uses cash costs to evaluate the Company’s current operating performance. We believe these measures assist in understanding the costs associated with producing gold and silver, assessing our operating performance and ability to generate free cash flow from operations and sustaining production. These measures may not be indicative of operating profit or cash flow from operations as determined under IFRS. The Company believes that allocating cash costs to gold and silver lead based on gold and silver metal sales relative to total metal sales best allows the Company and other stakeholders to evaluate the operating performance of the Company.

Year ended December 31, 2020 (in $’000, except ounces and per unit amounts)
	Martha and La Josefina	Cap-Oeste	Lomada de Leiva
Cost of sales	$2,267	$6,589	$4,391
Less: Depreciation	(346)	(1,106)	(1,143)
Add/(Less): Other charges and timing differences (1)	(1,415)	(1,067)	(1,169)
Cash costs	$506	$4,416	$2,079
Add: Depreciation (2)	64	369	317
Cash costs and depreciation	$570	$4,785	$2,396

Ounces produced	356	6,965	2,912

Cash costs per ounce	$1,421	$634	$714
Cash costs and depreciation per ounce	$1,601	$687	$823

(1) These costs include expenses such as royalties, export and refinery costs, and other charges that the Company does not include in cash costs. In addition, these amounts include timing differences related to accrual basis of accounting that the Company excludes from the non-IFRS measure in order to measure the cash costs.
(2) Depreciation is related to the plant, machinery, equipment and vehicles.

Year ended December 31, 2019 (in $’000, except ounces and per unit amounts)
	Martha and La Josefina	Cap-Oeste	Lomada de Leiva
Cost of sales	$1,545	$11,828	$3,765
Less: Depreciation	(115)	(1,366)	(1,340)
Less: Inventory impairment	-	(2,368)	-
Add/(Less): Other charges and timing differences (1)	(711)	(2,029)	(691)
Cash costs	$719	$6,065	$1,734
Add: Depreciation (2)	92	826	568
Cash costs and depreciation	$811	$6,891	$2,302

Ounces produced	1,008	10,585	3,969

Cash costs per ounce	$714	$573	$437
Cash costs and depreciation per ounce	$805	$651	$580

(1) These costs include expenses such as royalties, export and refinery costs, and other charges that the Company does not include in cash costs. In addition, these amounts include timing differences related to accrual basis of accounting that the Company excludes from the non-IFRS measure in order to measure the cash costs.
(2) Depreciation is related to the plant, machinery, equipment and vehicles.

Average gross price per ounce sold

Average gross price per ounce sold is calculated by dividing the revenue for the relevant year by the ounces sold.

Year ended December 31, 2020 (in $’000, except ounces and per unit amounts)
	Cap Oeste	Lomada de Leiva
Revenue	$12,417	$6,482

Ounces sold	7,036	3,773

Average gross price per ounce sold	$1,765	$1,718
Year ended December 31, 2019 (in $’000, except ounces and per unit amounts)
	Cap Oeste	Lomada de Leiva
Revenue	$14,903	$4,750

Ounces sold	10,985	3,461

Average gross price per ounce sold	$1,357	$1,372

B.	Liquidity and Capital Resources

Except where otherwise noted, the amounts disclosed in this section are rounded to the nearest $1,000 and are expressed in United States dollars.

As of December 31, 2020, the Company had a working capital deficiency of $8,378 (2019 - $22,625). The improvement in the working capital deficiency is a result of the repayment of bank indebtedness and the settlement of debts with related parties. For more information, see “Item 7 – A. Related Party Transactions.”

The Company’s capital management objectives are:

•	to ensure the Company’s ability to continue as a going concern;
•	to fund projects from raising capital from equity placements rather than long-term borrowings;
•	to increase the value of the assets of the business; and
•	to provide an adequate return to shareholders in the future when new or existing exploration assets are taken into production.

These objectives will be achieved by maintaining and adding value to existing extraction projects and identifying new exploration projects, adding value to these projects and ultimately taking them through to production and cash flow, either with partners or by the Company’s means.

The Company sets the amount of capital in proportion to its overall financing structure (i.e. equity and financial liabilities). The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

In February 2019, the Company announced that Cantomi Uruguay S.A., a company owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens, had provided a two-year $15,000 loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the Feasibility Study of its flagship Calcatreu Project. On November 16, 2020, the maturity of the loan was extended to December 31, 2022. All other terms of the loan remain unchanged. As of December 31, 2020, there is $14,808 (2019 - $8,163) of principal and interest owing under the loan facility.

The Company also has access to operating lines of credit. As of December 31, 2020, the Company had drawn $9,636 (2019 - $14,989) under the credit facilities. On November 16, 2020, the Company announced that it had reached an agreement to extend the maturity date of its operating lines of credit from January 31, 2021 to December 31, 2021. Other than the extension of the maturity, all other terms of the operating lines of credit remain unchanged.

On March 10, 2021, the Company closed the Offering for total gross proceeds of CAD $9.3 million. In connection with the Offering, the Company issued an aggregate of 104,086,063 Units at the Unit Price. Each Unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share of the company at an exercise price of CAD $0.13 until March 10, 2024.

C.	Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place.

D.	Trend Information

Other than as disclosed in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of future operating results or financial condition.

For our exploration activities, there is no production, sales or inventory in a conventional sense. Our financial success is dependent upon the extent to which we are capable of discovering mineralization and the economic viability of exploration properties. The construction and operation of such properties may take years to complete and the resulting income, if any, cannot be determined with certainty. Further, the sales value of mineralization discovered by us is largely dependent upon factors beyond our control, including the market value of the metals produced at any given time.

Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in mining companies. The appeal of mining companies as investment alternatives could affect the liquidity of the Company and thus future exploration and evaluation, extracting and processing activities, and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E.	Off-Balance Sheet Arrangements

As of December 31, 2020, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest inassetstransferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to us.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2020	Payments Due by Period (in $’000)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank indebtedness	9,636	9,636	-	-	-
Accounts payable and accrued liabilities	4,384	4,384	-	-	-
Accounts payable with related parties	144	144	-	-	-
Loan payable and current portion of long-term debt	363	363	-	-	-
Long-term debt	109	-	109	-	-
Long-term debt with related parties	14,808	-	14,808	-	-
Reclamation and remediation obligations	5,139	-	-	-	5,139
Other long-term payables	57	-	57	-	-
Total	34,640	14,527	14,974	-	5,139

G.	Safe Harbor

Statements in Item 5.E and Item 5.F of this Annual Report on Form 20-F that are not statements of historical fact, constitute “forward-looking statements.”See “note regarding forward-looking statements” at the beginning of this Annual Report.The Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, in making such forward-looking statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names and positions of officers and directors:

Name	Age	Position	Position Held Since
Carlos J. Miguens	72	Director (Chair)	July 2019
Tim Hunt	68	Director	April 2010
Christopher van Tienhoven	53	Chief Executive Officer and Director	July 2019
Cristian Lopez Saubidet	46	Chief Financial Officer and Director	July 2019
Alexander Harper	73	Director	July 2019
David Jarvis	67	Director	July 2019
Leon Hardy	68	Director	February 2020
Jorge Sanguin	59	Chief Operating Officer	January 2020

All officers identified above serve at the discretion of the Board and have consented to act as officers of the Company.

Set forth below is a brief description of the background and business experience of the executive officers and directors:

Carlos J. Miguens, Director

Carlos J. Miguens currently serves as a Director. Mr. Miguens has extensive business experience in Latin America. He was President of Cerveceria & Malteria Quilmes, one of Argentina’s largest brewing companies, for 11 years, until its sale to Ambev.

In addition to his role with the Company, Mr. Miguens is President of Patagonia Gold S.A., Minera Minamalú S.A., Minera Aquiline Argentina SAU, Huemules S.A. and Leleque Exploración S.A. He is also Co-Founder and Vice-President of A.E.A. (Asociación Empresaria Argentina).

Tim Hunt, Director

Tim Hunt currently serves as a Director. Mr. Hunt has over 30 years of experience in the mining industry, including as an investment broker and as Founder of Hunt Mining Corp., which was engaged in the exploration and development of mineral properties in the Santa Cruz Province of Argentina for approximately 14 years.Prior to the RTO, Mr. Hunt served as Chairman and CEO of Hunt Mining Corp.

In addition to his role with the Company, Mr. Hunt is Founder and President of Huntwood Industries, one of the largest building products manufacturers in the Western United States. Mr. Hunt has led the development of Huntwood Industries for the past three decades, taking the business from a start-up venture to a significant middle-market enterprise.

Christopher van Tienhoven, Director and CEO

Christopher van Tienhoven currently serves as the Company’s CEO and as a Director. During his 25 years’ experience in the mining industry, Mr. van Tienhoven worked for the majority of his career with the Anglo American group in various countries and roles, culminating as Country Manager and President of Anglo Gold Ashanti’s Cerro Vanguardia mine. In 2008, he joined Andean Resources Limited as Country Manager and Vice President for Argentina until 2010, when its main project, Cerro Negro, was sold to Goldcorp Inc.

Before joining PGP as CEO in 2015, Mr. van Tienhoven had been dedicated to merger and acquisition opportunities in the junior mining sector in Latin America, including in Argentina, Colombia, Peru and Guatemala. Prior to the RTO, Mr. van Tienhoven served as a Director on the board of directors of Patagonia PLC on June 10, 2015.

Mr. van Tienhoven holds a Bachelor of Science in Economics from the Wharton School, University of Pennsylvania.

Cristian Lopez Saubidet, Director and CFO

Mr. Christian Lopez Saubidet currently serves as the Company’s CFO and as a Director. Mr. Saubidet has 18 years of experience in finance and strategy. Since joining PGP in 2008 as a Director, he has served in a variety of roles, including as Vice President of Patagonia Gold S.A. and other subsidiaries of Patagonia PLC. Mr. Saubidet’s previous roles include VP Strategy and Analytics for HSBC´s Consumer Lending Division and as a Management Consultant for McKinsey & Co. in Buenos Aires, Pittsburgh and Chicago.

In addition to his roles with the Company, Mr. Saubidet currently also serves on the boards of directors of Central Puerto SA and San Miguel S.A., both listed companies on the Buenos Aires Stock Exchange.

Mr. Saubidet holds an MBA from the Anderson School at the University of California, Los Angeles and a Bachelor of science in Industrial Engineering from the Instituto Tecnológico de Buenos Aires.

It is expected that Mr. Saubidet will dedicate approximately 50% of his time to his role as CFO and such services shall be provided as an independent contractor.

Alexander Harper, Director

Alexander Harper currently serves as a Director. Mr. Harper began his career at Merrill Lynch in London in the 1970s as a registered representative. Subsequently, he became an independent international commodity trader, investor and consultant with extensive experience in the United Kingdom, Europe, the United States, Latin America and West Africa. Mr. Harper is currently based in Argentina.

Mr. Harper was educated at Winchester College, Hampshire, UK.

David Jarvis, Director

David Jarvis currently serves as a Director. Mr. Jarvis is a mining operations executive with broad experience in the Americas and East and Central Asia. His previous roles include Superintendent, Mine Water Management for Newmont Gold, Mine Manager for Kumtor Operating Co., Centerra Gold, Kyrgyzstan, Production Manager, Nome Alaska for NovaGold Resources Inc. and Vice-President and General Manager for Coeur Mexicana, SA de C.V. S

In addition to his role with the Company, Mr. Jarvis serves as Principal at Jarvis Mineral Services, where he provides mining consulting services in Central Asia and North and South America.

Mr. Jarvis holds a Bachelor of Science degree in Mining Engineering from Pennsylvania State University.

Leon Hardy, Director

Leon Hardy currently serves as a Director. Mr. Hardy has over 40 years of relevant technical and operational experience, including with respect to operational, cost control, due diligence, strategic mine planning and feasibility study-related matters, and has 12 years of experience in Latin America. He previously served as the Company’s Interim COO, Managing Director and COO of Hunt Mining Corp., President and CEO of Rockstar Resources, COO and Senior Vice-President for Coeur Mining Inc. and Vice President and General Manager of Coeur Argentina.Mr. Hardy also served as General Manager of the Company’s Martha mine and was instrumental in the mine’s success from the start-up stage though the construction of the 240 TPD Mill and subsequent full-scale operations.

Mr. Hardy holds a Bachelor of Science in Geological Engineering from the University of Arizona and is a registered professional engineer.

Jorge Sanguin,COO

Jorge Sanguin currently serves as the Company’s COO. Mr. Sanguin is an Argentine national with over 26 years’ experience in the mining sector. Mr. Sanguin has held key positions in a number of mining operations in Argentina, including Mining Manager at Manantial Espejo (Pan American Silver), President and General Manager and Board member of Cerro Vanguardia (AngloGold Ashanti) and General Manager of Cerro Moro (Yamana).

Mr. Sanguin holds a Bachelor of Science in Mining Engineering from the University of San Juan.

B.	Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth all annual and long-term compensation in US dollars for services in all capacities to the Company for each of the years ended December 31, 2020 in respect of the Company’s named executive officers (“NEOs”) expressed in US dollars:

	Salary	Bonus	Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Name and Principal Position	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Jorge Sanguin, COO(2)	410,000	35,000	-	40,000	-	-	-	485,000
Christopher van Tienhoven, CEO and Director (3)	250,000	125,00	-	53,000	-	-	-	428,000
Cristian Lopez Saubidet, CFO and Director (4)	-	-	-	30,000	-	-	29,000 (5)	59,000

(1)
On August 14, 2020, the Company granted stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025. The stock options vest in three equal trances on the first, second and third anniversary of the grant date. The stock option compensation expense is recognized evenly during the vesting period. The fair value of the options was calculated on grant date using the Black-Scholes option pricing model and using the following assumptions:

Discount rate – 0.35%, Expected volatility – 172.95%, Expected life (years) – 5, Expected dividend yield – 0%, Forfeiture rate – 0%, Stock price – CAD$0.15

Mr. Sanguin was granted 1,000,000 stock options in his capacity as the Chief Operating Officer.
Mr. van Tienhoven was granted 1,500,000 stock options in his capacity as the Chief Executive Officer.
Mr. Saubidet was granted 1,000,000 stock options in his capacity as the Chief Financial Officer.

On September 25, 2019, the Company granted stock options with an exercise price of CAD $0.065 and maturity date of September 25, 2024. The stock options vest one year after the date of grant. The stock option compensation expense is recognized evenly during the vesting period. The fair value of the stock options was calculated on grant date using the Black-Scholes option pricing model using the following assumptions:
Discount rate – 1.46%, Expected volatility – 253.14%, Expected life (years) – 5, Expected dividend yield – 0%, Forfeiture rate – 0%, Stock price – CAD$0.06
Mr. van Tienhoven was granted 1,000,000 stock options in his capacity as the Chief Executive Officer. Mr. Saubidet was granted 500,000 stock options in his capacity as the Chief Financial Officer.
(2)	Mr. Sanguin became the Chief Operating Officer effective January 1, 2020.
(3)	Mr. van Tienhoven was appointed as Chief Executive Officer of the Company on July 22, 2019.
(4)	Mr. Saubiet was appointed Chief Financial Officer and Director of the Company on July 22, 2019.
(5)
Mr. Saubiet was paid $12,000 in fees and granted 500,000 stock options in stock options on September 15, 2019 for serving in his capacity as a Director. The stock options have an exercise price of CAD $0.065 and a maturity date of September 25, 2024. The stock options vest one year after the date of grant. The value of the stock option compensation expense was estimated to be $17,000 during 2020.

DIRECTOR’S COMPENSATION TABLE

The following table sets forth the total compensation earned by each director of the during the year ended December 31, 2020:

Director’s Compensation Table	Fees Earned or Paid in Cash	Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Name	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Carlos J. Miguens	12,000	-	23,000	-	-	-	35,000
Tim Hunt	12,000	-	23,000	-	-	-	35,000
Cristian Lopez Saubidet	12,000	-	17,000	-	-	-	29,000
Christopher van Tienhoven	-	-	-	-	-	-	-
Alexander Harper	12,000	-	23,000	-	-	-	35,000
David Jarvis	12,000	-	23,000	-	-	-	35,000
Leon Hardy	11,000	-	23,000	-	-	-	34,000

(1)
On August 14, 2020, the Company granted stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025. The stock options vest in three equal trances on the first, second and third anniversary of the grant date. The fair value of the options was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate – 0.35%, Expected volatility – 172.95%, Expected life (years) – 5, Expected dividend yield – 0%, Forfeiture rate – 0%, Stock price – CAD$0.15

Mr. Miguens was granted 500,000 stock options in his capacity as a Director.
Mr. Hunt was granted 500,000 stock options in his capacity as a Director.
Mr. Harper was granted 500,000 stock options in his capacity as a Director.
Mr. Jarvis was granted 500,000 stock options in his capacity as a Director.
Mr. Hardy was granted 500,000 stock options in his capacity as a Director.

On September 25, 2019, the Company granted stock options with an exercise price of CAD $0.065 and a maturity date of September 25, 2024. The stock options vest one year after the date of grant. The stock option compensation expense is recognized evenly during the vesting period. The fair value of the stock options was calculated on grant date using the Black-Scholes option pricing model using the following assumptions:

Discount rate – 1.46% Expected volatility – 253.14% Expected life (years) - 5 Expected dividend yield – 0% Forfeiture rate – 0% Stock price – CAD$0.06

Mr. Miguens was granted 500,00 stock options in his capacity as a Director.
Mr. Hunt was granted 500,000 stock options in his capacity as a Director.
Mr. Saubidet was granted 500,000 stock options in his capacity as a Director.
Mr. Harper was granted 500,000 stock options in his capacity as a Director.
Mr. Jarvis was granted 500,000 stock options in his capacity as a Director.

INCENTIVE PLAN AWARDS

Outstanding Option-based Awards and Share-based Awards

The following table shows all option-based awards and share-based awards outstanding to be exercised in Canadian dollars to each NEO as of December 31, 2020:

		Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#) exercisable.	Number of securities underlying unexercised options (#) unexercisable. (1)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price (CAD $)	Option expiration date	Number of shares or units that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Jorge Sanguin	800,000	1,000,000	-	0.065- 0.16	09/25/2024 - 08/13/2025	-	-	-
Christopher van Tienhoven	1,000,000	1,500,000	-	0.065- 0.16	09/25/2024 - 08/13/2025	-	-	-
Cristian Lopez Saubidet	1,000,000	1,000,000	-	0.065- 0.16	09/25/2024 - 08/13/2025	-	-	-
TOTAL	2,800,000	3,500,000	-	0.065- 0.16	09/25/2024 - 08/13/2025	-	-	-
(1) Options that expire August 13, 2025 vest in three (3) equal tranches on August 14, 2021, 2022 and 2023 (first, second and third anniversary of the grant date).

Incentive Plan Awards – Value Vested or Earned

The company has granted an aggregate of 5,000,000 incentive stock options under the Company’s stock option plan (the “Stock Option Plan”) to the directors of the Company and 12,250,000 incentive stock options to members of senior management and certain other officers of the Company as part of a long-term incentive plan (the “Option Grant”).

On September 26, 2019, the Company issued 7,650,000 stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024. These stock options vested on first anniversary of the grant date.

On August 14, 2020 the Company issued 9,600,000 stock options with an exercise price of CAD$0.16 and maturity date of August 13, 2025. These stock options vest evenly on each of the first, second and third anniversary of the grant date.

The Stock Option Plan allows for the issuance of up to 10% of the issued and outstanding share capital of the Company in the form of incentive stock options. As of the date hereof, a total of 361,829,267 common shares of the Company are issued and outstanding and the Option Grant represents approximately 4.77% of the issued and outstanding share capital.

C.	Board practices

Each director of the Company is elected annually to serve until the next annual meeting of the shareholders unless that person ceases to be a director before then.Neither the Company nor any of its subsidiaries currently has in place service contracts with any of its directors providing benefits upon termination of employment.

The Company has a separately designated audit committee of the Board (the “Audit Committee”). The Audit Committee is responsible for: (1) selection and oversight of the independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditory and any outside advisors engagement by the audit committee. A copy of the Audit Committee charter is filed with this report as Exhibit 15.1. The Audit Committee consists of Mr. Tim Hunt, Mr. Dave Jarvis and Mr. Alexander Harper.

The Company also has a compensation committee that acts on behalf of the Board to approve compensation arrangements for management and review the compensation paid to the Board (the “Compensation Committee”). A copy of the Compensation Committee charter is filed with this report as Exhibit 15.2. The Compensation Committee is currently comprised of Carlos J. Miguens (not independent as the Board does not consider him to be free from any direct or indirect “material relationship” with the Company since he is a significant shareholder), David Jarvis (independent) and Alexander Harper (independent). The role of the Compensation Committee is, in part, to assist the Board in approving and monitoring the Company’s practices with respect to compensation. The Compensation Committee members have extensive experience in the mining sector. Compensation of Directors and the CEO. The chair of the Board, the Compensation Committee and the CEO have the responsibility for determining compensation for the CEO. To determine compensation payable to directors, the Chair of the Board, the Compensation Committee, the CEO and the CFO review compensation paid for directors of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors while taking into account the financial and other resources of the Company.

In setting the compensation of senior management, the Compensation Committee and the CEO review performance in light of the Company’s objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

The Board is confident that the collective experience of the Compensation Committee members ensures that the Compensation Committee has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interests of the Company.

Compensation Risk

The Board considers that the Company’s compensation philosophy is aligned with prudent risk management and does notencourage the NEOs to take inappropriate or excessive risks.

The Company does not prohibit NEOs or directors from purchasing financial instruments such as variable forward contracts or equity swaps, collars, or units of exchange funds, or other financial instruments designed to hedge or offset a decrease in market value of securities granted as compensation held, directly or indirectly, byan NEO or director. However, neither the Board nor executive management is aware that any such individual has in the past bought or currently holds such instruments.

During the year ended December 31, 2020, the Company had the following three (3) NEOs:

1.	Christopher van Tienhoven, Chief Executive Officer
2.	Cristian Lopez Saubidet, Chief Financial Officer
3.	Jorge Sanguin. Chief Operating Officer

Elements of the Compensation Program

The three elements of the Company’s compensation program during the financial year ended December 31, 2020 are (i) base salary and benefits, and (ii) an incentive stock option plan and (iii) incentive cash bonus. Each item of the compensation program is discussed below.

Base Salaries and Benefits

Salaries of executive officers are based on informal discussions and analysis by the Board. The Board has not used any formula in the determination of executive salaries. Base salaries are paid at levels that reward executive officers for ongoing performance and thatenablethe Company to attract and retain qualified executives with a demonstrated ability to maximize shareholder value. Base pay is a critical element of compensation program because it motivates the NEOs with stability and predictability, which allows the NEOs to focus their attention on maximizing shareholder value and other business initiatives. Although the Company has no specific formula for determining base salary, the Company may consider the following factors, among others: the executive’s current base salary, qualifications and experience, industry knowledge, scope of responsibilities, past performance and length of service with the Company. The Company does not apply a specific weighting to any of the above factors. The Compensation Committee has not established formal periodic compensation review procedures; however, salaries and other elements of executive compensation will be reviewed periodically by the Compensation Committee and the Board.

The Company does not provide pension or retirement benefits to any of its executive officers.

Incentive Stock Option Plan

The Company has in place the Stock Option Plan which provides that the Board may from time to time, in its discretion, and in accordance with TSXV requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company.

The number of stock options allocated to executive officers and directors will be determined by the Compensation Committee on a case by case basis. The Company has not adopted formal formula or formal procedures to determine stock option allocation to executives and directors. Previous grants of stock options are taken into consideration when new option grants are contemplated. The grant of stock options is used to, among other things, attract, motivate, and retain qualified executive officers and directors by providing them with long-term incentives that will encourage them to add value to the Company. Stock options also serve to align executives’ and directors’ long-term interests with those of shareholders.

Incentive Cash Bonus

Incentive cash bonuses of executive officers are based on informal discussions and analysis by the Compensation Committee, which are then recommended to the Board for approval. The Board has not used any formula in the determination of Incentive cash bonuses. Bonuses are paid at levels that reward executive officers for ongoing performance and that enable the Company to retain qualified executives with a demonstrated ability to maximize shareholder value.

D.	Employees

As at December 31, 2020, the Companyhad 136 full and part time employees and one individual workingon a consulting basis.

	Santa Cruz	Rio Negro	Buenos Aires	Total
Operations	88	-	-	88
Exploration	9	16	-	25
General and Administrative	8	5	10	23
Total	105	21	10	136

E.	Share Ownership

The following table sets forth certain information regarding the beneficial ownership of common stock as of April 26, 2021 by (i) each director, (ii) each officer named in the summary compensation table above, and (iii) all directors and executive officers as a group. Except as otherwise indicated below, each person named has sole voting and investment power with respect to the shares indicated. The percentage of ownership set forth below reflects each holder’s ownership interest in the 467,116,441 shares of the common stock outstanding as of April 26, 2021.

Name and Address of	Shares	Percent
Beneficial Owner
Carlos J. Miguens (1)	196,002,445	41.96%
Tim Hunt (2)	98,193,902	21.02%
Christopher van Tienhoven (3)	1,355,822	*
Cristian Lopez Saubidet (4)	1,140,196	*
David Jarvis (5)	500,000	*
Alexander Harper (6)	2,177,622	*
Leon Hardy (7)	635,000	*
Jorge Sanguin (8)	800,000	*
All current executive officers and directors as a group (8 persons) (9)	300,804,987	64.40%
*	Holding constitutes less that 1% of the outstanding shares.
(1)
Shares reported include 500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 500,000 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025.

(2)
94,562,005 of these shares are owned by Hunt Family Limited Partnership, an entity controlled by Mr. Hunt, 3,785,197 shares are owned directly by Mr. Hunt and 346,700 shares are owned by Mr. Hunt’s spouse. The shares owned directly by Mr. Hunt include 500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 500,000 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025.

(3)	Shares reported include 1,000,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024.
(4)	Shares reported include 1,000,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024.
(5)	Shares reported include 500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024.
(6)	Shares reported include 500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024.
(7)	Shares reported include 500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024.
(8)	Shares reported include 800,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024.
(9)	Shares reported include 5,300,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of April 26, 2021, the persons known to the Company to be the beneficial owner of more than five percent (5%) of our common shares. The percentage of ownership set forth below reflects each holder’s ownership interest in the 467,116,441 shares of the common stock outstanding as of April 26, 2021.

Name of	Shares	Percent
Beneficial Owner
Carlos J. Miguens (1)	196,502,445	42.07%
Tim Hunt (2)	98,693,902	21.13%
(1)
Shares reported include 500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 500,000 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025.

(2)
94,562,005 of these shares are owned by Hunt Family Limited Partnership, an entity controlled by Mr. Hunt, 3,785,197 shares are owned directly by Mr. Hunt and 346,700 shares are owned by Mr. Hunt’s spouse. The shares owned directly by Mr. Hunt include 500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 500,000 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025.

B.	Related Party Transactions

Cantomi Uruguay S.A. (“Cantomi Uruguay”) and Agropecuaria Cantomi S.A. (“Agropecuaria Cantomi”)

Contomi Uruguay and Agropecuaria Cantomi are owned and controlled by the Company’s Director Carlos J. Miguens.

In February 2019, Cantomi Uruguay provided a two year $15 million loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the Feasibility Study of its flagship Calcatreu Project. The loan facility has an interest rate of 5% and had an original maturity date of March 31, 2021. On November 16, 2020, the maturity of the loan was extended to December 31, 2022. All other terms of the loan remain unchanged.

During the year ended December 31, 2020, the Company incurred interest expense of $592,521 on the loan facility. As of December 31, 2020, the Company owes $14,808,230 ($13,960,500 in principal and $847,730 in interest) to Cantomi Uruguay under the loan facility. The largest principal balance outstanding during the year ended December 31, 2020 was $13,960,500.

During the year ended December 31, 2020, the Company incurred $110,352 in rent expense from Agropecuaria Cantomi relating to a subsidiary’s office. As of December 31, 2020, the Company owes $125,759 in rent payable to Agropecuaria Cantomi.

As of February 2021, Cantomi Uruguay S.A. is no longer a related party as Carlos Miguens no longer has control of the company.

As of April 26, 2021, the Company owes $15,030,165 ($13,960,500 in principal and $1,069,665 in interest) to Cantomi Uruguay under the loan facility.

Tim Hunt

Tim Hunt is the Company’s second largest shareholder and has provided loans and advances to the Company to fund its operations. These loans and advances have been provided by Mr. Hunt personally and through entities controlled by Mr. Hunt. Mr. Hunt controls Huntwood Industries (“Huntwood”) and Hunt Family Limited Partnership (“Hunt FLP”).

The loans from Mr. Hunt have an interest rate of 7% and 8% and mature between January 1, 2021 and May 9, 2022. The loans from Huntwood and Hunt FLP have an interest rate of 7% and are repayable on demand.

During the year ended December 31, 2020, the following transactions occurred:

-	The Company incurred $11,809 in interest expense from Huntwood.
-	The Company incurred interest expense of $269,831 on the loans from Mr. Hunt.
-	The Company incurred interest expense of $249,725 on the advances from Hunt FLP.

On October 30, 2020, the Company entered into an agreement with Mr. Hunt and the related entities to convert an aggregate face value of $10 million of outstanding debt into 44,040,277 common shares of the Company at a price per share that is equal to CAD $0.30. The converted debt includes $4,821,835 of principal and accrued interest and $5,178,165 in accounts payable in respect of interest, rent and administration expenses. The balance of $1,457,807 owing to Mr. Hunt and the related entities is expected was settled in full by a cash payment of $720,397 plus 7% accrued interest.

As of December 31, 2020, all amounts owed to Mr. Hunt, Huntwood and Hunt FLP were settled in full.

C.	Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

Item 18 of this Annual Report contains the consolidated financial statements as at and for the years ended December 31, 2020, 2019 and 2018.The financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Export Sales
(All dollar figures are in ‘000s of U.S. Dollars)

Export sales constituted 100% of the Company’s total sales volume during the fiscal years disclosed in the following table:

Year	Sales
2020	19,849
2019	21,938
2018	48,089

Legal Proceedings

Republic Metals Corporation (“Republic”) filed for protection under Chapter 11 of the United States Bankruptcy Code on November 2, 2018 (the “Petition Date”) in the United States Bankruptcy Court for the Southern District of New York. Republic processed material from the Company’s Lomada and Cap Oeste projects in the Santa Cruz province of Argentina prior to the Petition Date. The Chapter 11 plan of liquidation in the bankruptcy proceedings appointed a Litigation Trustee (the “Trustee”) to handle the Bankruptcy Estate of Republic. The Company received a demand letter (the “Demand Letter”) from the Trustee dated March 17, 2020, demanding repayment of amounts previously paid by Republic to the Company within 90 days before the Petition Date. The Company reviewed the Demand Letter with its independent US counsel and counsel has responded to the Demand Letter. Republic was required to have commenced an action to recover the Preference Amount by November 2, 2020. As of the date of this Annual Report, no litigation has been brought by Republic against the Company. No provision has been accrued in the consolidated financial statements related to the Demand Letter as Management does not anticipate that the Company will have to repay any of the amounts previously received from Republic.

With the exception of the foregoing, there are no legal proceedings to which our Company is a party and, to our knowledge, no such proceedings are pending.

Dividend Policy

The Company does not have a formal dividend policy and has not paid any dividends in the past and does not expect to pay any dividends in the foreseeable future. Any future payment of dividends will be determined by the Board on the basis of the Company’s earnings, financial requirements and other relevant factors.

B.	Significant Changes

On March 10, 2021, the Company closed a brokered private placement offering (the “Offering”) for total gross proceeds of CAD $9.3 million. In connection with the Offering, the Company an aggregate of 104,086,063 units of the Company (the “Units”) at a price of CAD $0.09 per unit (the “Unit Price”). Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share of the company at an exercise price of CAD $0.13 until March 10, 2024. In connection with the Offering, the Company paid CAD $225,862 in cash commission to the Agents and issued 2,509,586 compensation options. The compensation options are exercisable to acquire Units of the Company at the Unit Price until March 10, 2024.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s shares are currently listed on the TSXV under the symbol “PGDC” and the CUSIP number is 70289T.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of the Articles of the Company is filed with this report as Exhibit 1.1.

C.	Material Contracts

Other than contracts entered into in the ordinary course of business, and except as described elsewhere in this Annual Report, the Company has not entered into any material contracts within the most recently completed financial year or previous to the most recently completed financial year, that are still in effect as of the date of this Annual Report.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed below under “Item 10. Additional Information, E. Taxation.”

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

Certain Canadian Federal Income Tax Consequences

The following discussion describes the principal Canadian federal income tax consequences applicable to a holder of shares of our common stock which are traded on the TSXV, who, at all material times, is a resident of the United States for purposes of the Canada-United States Income Tax Convention (the “Treaty”) entitled to the full benefit of the Treaty and is not a resident, or deemed to be a resident, of Canada, deals at arm’s length and is not affiliated with the Company, did not acquire shares of our common stock by virtue of employment, is not a financial institution, specified financial institution, registered non-resident insurer, authorized foreign bank, partnership or a trust as defined in the Income Tax Act (Canada) (the “ITA”), holds shares of our common stock as capital property and as beneficial owner, and does not use or hold, is not deemed to use or hold, his or her Company in connection with carrying on a business in Canada and, did not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Treaty (a “non-resident holder”).

This description is based upon the current provisions of the ITA, the regulations thereunder (the “Regulations”), management’s understanding of the current publicly announced administration and assessing policies of Canada Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account any income tax laws or considerations of any province or territory of Canada or foreign tax considerations which may differ significantly from those discussed below.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Company of the Company, and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Company are urged to consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of Company.

Dividends

Dividends paid on shares of our common stock to a non-resident holder will be subject to a 25% withholding tax pursuant to the provision of the ITA. The Treaty provides that the normal 25% withholding tax rate is generally reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners who are residents of the United States. However, if the beneficial owner is a resident of the United States and is a corporation which owns at least 10% of the voting stock of the Company, the withholding tax rate on dividends is reduced to 5%.

Capital Gains

A non-resident of Canada will not be subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a corporation unless, at the time of the disposition, the shares are considered to be “taxable Canadian property” within the meaning of the ITA and the holder is not otherwise entitled to an exemption under the applicable tax treaty. For purposes of the ITA, a common share of the Company will be taxable Canadian property to a non-resident holder if anytime in the previous 60 month period:

•
The holder and persons with whom the holder does not deal at arm’s length alone or in any combination has owned 25% or more of the shares of any class or series of shares in the capital of the Company, and

•
More than 50% of the fair market value of the common shares is derived directly or indirectly from one or any combination of real or immovable properties situated in Canada, Canadian resource properties, timer resource properties, and options in respect of, or interest in or right in any such properties, whether or not such property exists.

In the case of a non-resident holder to whom shares of our common stock represent taxable Canadian property and who is a resident in the United States and not a former resident of Canada, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada within the meaning of the Treaty at the time of the disposition.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of shares our common stock. This discussion does not address all potentially relevant Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See “Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of our common stock, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of our common stock are urged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of shares of our common stock.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of shares of our common stock who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. This summary does not address the United States tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, persons who hold shares of our common stock as part of a straddle, hedging or a conversion transaction, and persons who acquire their shares of our common stock as compensation for services. This discussion is limited to U.S. Holders who own shares of our common stock as capital assets and who hold the shares of our common stock directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust). This discussion does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire shares of our common stock.

Distributions on shares of our Common Shares

Subject to the discussion below regarding passive foreign investment companies (“PFICs”), the gross amount of any distribution (including non-cash property) by us (including any Canadian taxes withheld therefrom) with respect to shares of our common stock generally should be included in the gross income of a U.S. Holder as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of ours, as determined under United States Federal income tax principles. Distributions received by non-corporate U.S. Holders may be subject to United States Federal income tax at lower rates than other types of ordinary income (at graduated rates of 0%, 15%, or 20%) in taxable years beginning on or before December 31, 2010 if certain conditions are met. These conditions include the Company not being classified as a PFIC, it being a “qualified foreign corporation,” the U.S. Holder’s satisfaction of a holding period requirement, and the U.S. Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in shares of our common stock and to the extent that such distribution exceeds the Holder’s adjusted tax basis in shares of our common stock, will be taxed as capital gain. In the case of U.S. Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

Section1411 of the Internal Revenue Code imposes a 3.8% Medicare surtax on net investment income of certain individuals, estates and trusts. In general, distributions by the Company will be considered investment income for purposes of the surtax.

If a U.S. Holder receives a dividend in Canadian dollars, the amount of the dividend for United States federal income tax purposes will be the U.S. dollar value of the dividend (determined at the spot rate on the date of such payment) regardless of whether the payment is later converted into U.S. dollars. In such case, the U.S. Holder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted into U.S. dollars.

Disposition of Shares of our Common Stock

Subject to the discussion below regarding PFIC’s, gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of shares of our common stock (including, without limitation, a complete redemption of shares of our common stock) generally will be subject to United States Federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in shares of our common stock and the amount realized on the disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate U.S. Holder (including an individual) upon a sale or other disposition of shares of our common stock that have been held for more than one year will generally be subject to a United States federal income tax at graduated rates of 0%, 15%, or 20% subject to the PFIC rules below. Deductions for capital losses are subject to certain limitations.

Section1411 of the Internal Revenue Code imposes a 3.8% Medicare surtax on net investment income of certain individuals, estates and trusts. In general, capital gain or loss recognized upon the sale of Common Stock of the Company will be considered investment income for purposes of the surtax.

If the U.S. Holder receives Canadian dollars on the sale or disposition, it will have a tax basis in such dollars equal to the U.S. dollar value. Generally, any gain or loss realized on a subsequent disposition of the Canadian dollars will be U.S. source ordinary income or loss.

U.S. “Anti-Deferral” Rules

Passive Foreign Investment Company (“PFIC”) Regime

If we, or a non-U.S. entity directly or indirectly owned by us (“Related Entity”), has 75% or more of its gross income as “passive” income, or if the average value during a taxable year of ours or the Related Entity’s “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us or the Related Entity, then the United States PFIC rules may apply to U.S. Holders. Additionally, if we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless the U.S. Holder makes the “deemed sale election” described below.

If we or a Related Entity is classified as a PFIC, a U.S. Holder will be subject to increased tax liability in respect of gain recognized on the sale of his, her or its shares of our common stock or upon the receipt of certain distributions, unless such person makes a “qualified electing fund” election to be taxed currently on its pro rata portion of our income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and we choose to provide certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules. As another alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of its shares of our common stock for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s subordinate voting shares on the last day our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC by reason of ownership of our subordinate voting shares. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above and loss would not be recognized.

We or a related entity express no opinion as to the Company’s or a related entity’s status as a PFIC for the current or any future or prior year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

Controlled Foreign Corporation Regime (“CFC”)

If a U.S. Holder (or person defined as a U.S. person under Section 7701(a)(30) of the Code) owns, directly, indirectly, or constructively, 10% or more of the total combined voting power of all classes of our stock or the value of our stock (a “U. S. Shareholder”) and U.S. Shareholders own more than 50% of the vote or value of our Company, directly, indirectly, or constructively, we would be a “controlled foreign corporation. This classification would effect many complex results, one of which requires such 10% U.S. Holders to include in their current income their pro rata share of (i) Subpart F income of the CFC, (ii) the CFC’s earnings from certain investments in U.S. property, (iii) global intangible low-taxed income (“GILTI), and (iv) base erosion minimum tax amounts for certain 10% U.S. Holders with sufficient gross receipts that make deductible payments to related foreign parties in tax years after December 31. 2018.

In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of our common stock by a US person who is or was a U. S. Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of ours attributable to the stock sold or exchanged. We or a related entity express no opinion as to the Company’s or a related entity’s status as a CFC under the Code. U.S. Holders should consult their own tax advisors with respect to the CFC issue and its applicability to their particular tax situation.

If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to certain 10% U.S. Holders of the CFC. This rule generally will be effective for taxable years of 10% U.S. Holders beginning after 1997 and for taxable years of foreign company’s ending with or within such taxable years of 10% U.S. Holders. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to us may be entitled to either a deduction or a tax credit for such foreign tax paid or withheld, at the option of the U.S. Holder. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income tax on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to its worldwide taxable income. This limitation is designed to prevent foreign tax credits from offsetting United States source income. In determining this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.

In addition, this limitation is calculated separately with respect to specific “baskets” of income consisting of passive income, general income, foreign branch income, and section 951A income. Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class. Unused foreign tax credits can generally be carried back one year and carried forward ten years.

The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders should consult their own tax advisors regarding their individual circumstances.

Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting requirement and to backup withholding unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the US Federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You may also inspect reports and other information about the Company electronically on its website at www.patagoniagold.com or at the Company’s head office at Av. Del Libertador 498, Piso 26, C1001ABR, Buenos Aires, Argentina, during normal business hours.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The amounts disclosed in this item are presented in thousands of US Dollars.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company is exposed to interest rate risk with regards to its bank indebtedness which is comprised of lines of credits at variable interest rates. To the extent that changes in the prevailing market interest rates differ from the interest rates on the Company’s monetary liabilities, the Company is exposed to interest rate price risk.

Currency Risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at December 31, 2020, the Company had financial assets and liabilities denominated in the following foreign currencies:

	CAD	AR$	Euro
Cash	$13	$641	$3
Other working capital (deficit) items - net	(190)	(2,574)	(340)
Non-current financial assets	-	638	-
Non-current financial liabilities	-	-	(109)

Credit Risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. Credit risk is managed by dealing with parties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the parties. The majority of accounts receivable relate to the sale of gold and silver.

The Company currently maintains a substantial portion of its day-to-day operating cash balances at financial institutions. As at December 31, 2020, the Company had total cash balances of $819 (2019 - $685) at financial institutions, where $Nil (2019 - $Nil) is in excess of federally insured limits.

The Company has concentrations of credit risk with respect to its trade receivables, the majority of which are concentrated internationally amongst a small number of customers. As at December 31, 2020 and 2019, the Company had two (2) customers that make up the entire balance of the trade receivables. The Company controls credit risk through monitoring procedures, and by performing credit evaluations of its customers, but generally does not require collateral to secure accounts receivable.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. As at December 31, 2020, the Company had current assets of $6,419 (2019 - $5,407) to settle current liabilities of $14,527 (2019 - $28,032).

Commodity Risk

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals which may be produced and sold by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its resources to processing facilities and extensive government regulations related to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our Company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F. Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by our Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our Company’s management, including our Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our Company. Our Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our Company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

For the purposes of Exchange Act Rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal controls over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal controls over financial reporting were effective as at December 31, 2020.

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting because we are a non-accelerated filer.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Changes in Internal Control over Financial Reporting

Based on the evaluation as at December 31, 2020, management, including our principal executive officer and principal financial officer, have concluded that there were no material changes in the design of internal controls from the last annual reporting date of December 31, 2020.

Item 16A. Audit Committee Financial Expert

The Company’s Board has determined that there are no financial experts serving on the Audit Committee. The Company believes the cost related to retaining a financial expert at this time is prohibitive.

Item 16B. Code of Ethics

All the Company’s directors, officers and employees are required to comply with the Company’s Code of Business Conduct and Ethics (the “Code”). The purpose of these corporate policies is to ensure to the greatest possible extent that business is conducted in a consistently legal and ethical manner.

The Code is designed to promote the following objectives:

•
Honest and ethical conduct, including ethical interactions with government officials and the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Full, fair, accurate, timely, understandable and transparent disclosure in periodic reports and documents required to be filed by the Company and in other public communications made by the Company;
•	Compliance with the applicable exchange, government and self-regulatory organization laws, rules and regulations;
•	Prompt internal reporting of Code violations; and
•	Accountability for compliance with the Code.

The text of the Code is available on the Company’s website (www.patagoniagold.com). The Company intends to disclose on its website any amendment to, or waiver from, a provision of policies as required by law.

There were no material changes to the procedures by which security holders may recommend nominees to the Company’s board of directors.

Item 16C. Principal Accountant Fees and Services.

Audit Fees

The following table sets forth the aggregate fess billed to the Company by Grant Thornton LLP and its associates during the year ended December 31, 2020.

	Year ended December 31,
	2020	2019
Audit fees	217,000	$198,000
Tax fees(1)	14,000	11,000
Total	231,000	$209,000

Notes:

(1)Fees for the preparation of the Company’s tax returns.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES
Period (Year ended December 31, 2020)	(a) Total Number of Shares purchased	(b) Average Price Paid per Share ($ USD)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 - 31	-	-	-	-
February 1 - 29	-	-	-	-
March 1 - 31	-	-	-	-
April 1 - 30	-	-	-	-
May 1 - 31	-	-	-	-
June 1 - 30	-	-	-	-
July 1 - 31	-	-	-	-
August 1 - 31	-	-	155,000	Nil
September 1 - 30	-	-	-	-
October 1 – 31	-	-	-	-
November 1 - 30	-	-	-	-
December 1 – 31	-	-	-	-
Total	-	-	155,000	Nil

On February 19, 2020, the Company announced that it has received approval from the TSXV of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, the Company may purchase for cancellation up to 15,897,199 common shares (the “Shares”) (representing approximately 5% of its 317,943,990 issued and outstanding common shares as of February 17, 2020) over a twelve (12) month period commencing on February 21, 2020. The NCIB expired on February 20, 2021.

During the year ended December 31, 2020, the Company repurchased 155,000 common shares under the NCIB for $17,310.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following Financial Statements are filed with and incorporated herein as part of this Annual Report as Exhibit F-1:

1.	Audited Consolidated Financial Statements of Patagonia Gold Corp. for the years ended December 31, 2020, 2019 and 2018, comprised of the following:
a.	Independent Auditor’s Report of Registered Public Accounting Firm, Grant Thornton LLP, for the year ended December 31, 2020;
b.	Consolidated Statements of Financial Position as at December 31, 2020 and 2019;
c.	Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2020, 2019 and 2018;
d.	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018;
e.	Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018;
f.	Notes to the Consolidated Financial Statements.

Item 19. Exhibits

The following exhibits are included in the Annual Report on Form 20-F:

		Incorporated by reference
Exhibit Number	Document Description	Form	Date	Number	Filed herewith
1.1	Articles of Incorporation – British Columbia				X

2.1	Stock Option Plan	F-1/A-2	12/20/12	99.1

4.1	The Scheme of Arrangement between Patagonia Gold Plc and Hunt Mining Corp.	10-K	11/18/20	2.1

4.2	Exploration and Option Agreement between Cerro Cazador S.A. and FK Minera S.A. dated March 28, 2007	F-1/A-2	12/20/12	10.1

4.3	Agreement between Fomento Minero de Santa Cruz Sociedad del Estado and Hunt Mining Corp.’s subsidiary, Cerro Cazador, S.A., with respect to the La Josefina property, dated July 24, 2007	F-1/A-2	12/20/12	10.2

4.4	Share Purchase Agreement among Sinomar Capital Corp., Cerro Cazador S.A., Hunt Mountain Resources Ltd. and Hunt Mountain Investments, LLC, dated October 13, 2009	F-1/A-3	03/28/14	10.3

4.5	Executive Employment Agreement with Timothy R. Hunt dated January 1, 2012	F-1/A-3	03/28/14	10.5

4.6	Exploration Agreement Among Eldorado Gold Corporation, Hunt Mining Corp. and Cerro Cazador, S.A. dated May 3, 2012	F-1/A-3	03/28/14	10.8

4.7	Agreement between Fomento Minero de Santa Cruz Sociedad del Estado and Hunt Mining Corp.’s subsidiary Cerro Cazador, S.A. with respect to the La Josefina property, dated November 15, 2012	F-1/A-4	06/30/14	10.9

4.8	Amended Agreement between Fomento Minero de Santa Cruz Sociedad del Estado and Hunt Mining Corp.’s subsidiary, Cerro Cazador, S.A., with respect to the La Valenciana property, dated November 15, 2012	F-1/A-3	03/28/14	10.10

4.9	Buyer’s Contract with Ocean Partners USA, Inc., Hunt Mining Corp and Huntwood Industries, Inc. dated September 28, 2016	10-K	05/22/17	10.11

4.10	Advance Payment Facility Agreement with Ocean Partners USA, Inc., Hunt Mining Corp and Huntwood Industries, Inc. dated October 28, 2016	10-K	05/22/17	10.12

11.1	Code of Business Conduct and Ethics	10-K	11/18/20	14.1

12.1	Certification of Chief Executive Officer of Patagonia Gold Corp. pursuant to Rules13a-14 and 15d-14 under the Securities Exchange Act of 1934				X

12.2	Certification of Chief Financial Officer of Patagonia Gold Corp. pursuant to Rules13a-14 and 15d-14 under the Securities Exchange Act of 1934				X

13.1	Certification of Chief Executive Officer of Patagonia Gold Corp., pursuant to Section906 of the Sarbanes-Oxley Act of 2002				X

13.2	Certification of Chief Financial Officer of Patagonia Gold Corp., pursuant to Section906 of the Sarbanes-Oxley Act of 2002				X

15.1	Audit Committee Charter				X

15.2	Compensation Committee Charter				X

15.3	Consent of Donald J. Birak				X

F-1	Financial Statements

101.INS	XBRL Instance Document				X

101.SCH	XBRL Taxonomy Extension – Schema				X

101.CAL	XBRL Taxonomy Extension – Calculations				X

101.DEF	XBRL Taxonomy Extension – Definitions				X

101.LAB	XBRL Taxonomy Extension – Labels				X

101.PRE	XBRL Taxonomy Extension – Presentation				X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PATAGONIA GOLD CORP.

BY:	/s/ “Christopher van Tienhoven”
Christopher Van Tienhoven
Chief Executive Officer

Date: May 4, 2021

Patagonia Gold Corp.

Consolidated Financial Statements

For the Years Ended December 31, 2020, 2019 and 2018

(All amounts in thousands of United States Dollars unless otherwise stated)

Report of independent registered public
accounting firm
Grant Thornton LLP Suite 1600 333 Seymour Street Vancouver, BC V6B 0A4 T +1 604 687 2711 F +1 604 685 6569

To the Board of Directors and Shareholders of Patagonia Gold Corp.

Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Patagonia Gold Corp. (the “Company”) as of December 31, 2020 and December 31, 2019 and the related consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2020, and the related notes(collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Companyas of December31,2020 and December 31, 2019 and the results of itsoperations and itscash flows for each of the three years in the period ended December31,2020, in conformity with International Financial Reporting Standards (“IFRS”).

Material uncertainty related to going concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company incurred a net loss of US$4,381 thousand during the year ended December 31, 2020, and as of that date, the Company had negative working capital of US$8,378 thousand and an accumulated deficit of $190,541 thousand. These conditions, along with other matters as set forth in Note 3, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other matter - Comparative information
We draw attention to Note 29 to the consolidated financial statements which describes that the Company adopted International Financial Reporting Standards (“IFRS”). These standards were applied retrospectively by management to the comparative information in these consolidated financial statements, including the consolidated statements of financial position as at December 31, 2019, the consolidated statement of loss and comprehensive loss, consolidated statement of changes in equity and consolidated statement of cash flows for the two years ended December 31, 2019 and December 31, 2018, and related disclosures. Our opinion is not modified in respect of this matter.

Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Audit | Tax | Advisory © Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We have been the Company’s auditor since February 2020.

Vancouver, Canada	Chartered Professional Accountants
April 28, 2021	Licensed Public Accountants

Audit | Tax | Advisory © Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Patagonia Gold Corp. Consolidated Statements of Financial Position (In thousands of U.S. dollars)

	Note	December 31, 2020	December 31, 2019 (restated – note 29)
Current assets
Cash	22	$819	$685
Receivables	12, 22	2,041	1,516
Inventories	6	3,289	3,206
Total current assets		6,149	5,407

Non-current assets
Mineral properties	7, 25	15,922	15,457
Mining rights	9	17,195	16,997
Property, plant and equipment	11	13,233	15,635
Goodwill	25	4,009	4,009
Other financial assets	10, 22	16	334
Deferred tax assets	27	-	2,841
Other receivables	13, 22	3,544	3,814
Total non-current assets		53,919	59,087
Total assets		$60,068	$64,494

Current liabilities
Bank indebtedness	14	$9,636	$14,989
Accounts payable and accrued liabilities	15, 20, 22	4,384	5,992
Accounts payable with related parties	15, 20, 22	144	6,717
Loan payable and current portion of long-term debt	16, 20, 22	363	334
Total current liabilities		14,527	28,032

Non-current liabilities
Long-term debt	17, 22	109	312
Long-term debt with related parties	17, 20, 22	14,808	11,708
Reclamation and remediation obligations	8	5,139	5,803
Deferred tax liabilities	27	4,023	4,795
Other long-term payables		57	56
Total non-current liabilities		24,136	22,674
Total liabilities		38,663	50,706

Shareholders’ equity
Capital stock	19	7,320	2,588
Contributed surplus		186,177	180,269
Accumulated deficit		(190,541)	(186,135)
Accumulated other comprehensive income		19,744	18,386
Total shareholders' equity attributable to the parent		22,700	15,108
Non-controlling interest		(1,295)	(1,320)
Total shareholders' equity		21,405	13,788
Total liabilities and shareholders’ equity		$60,068	$64,494

Commitments and contingencies (note 26)
Going concern (note 3)
Subsequent events (note 30)

The accompanying notes form an integral part of these consolidated financial statements.

Approved on Behalf of the Board of Directors

Signed “Christopher van Tienhoven” , Director	Signed “Cristian Lopez Saubidet” , Director

Patagonia Gold Corp. Consolidated Statements of Loss and Comprehensive Loss For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars)

	Note	2020	2019 (restated – note 29)	2018 (restated – note 29)

Revenue		$19,849	$21,938	$48,089
Cost of sales	6	(13,247)	(17,138)	(44,662)
Gross profit		6,602	4,800	3,427

Operating income (expenses):
Exploration expenses		(2,303)	(2,608)	(2,744)
Administrative expenses	21	(5,611)	(11,044)	(10,951)
Impairment of mineral properties	7	-	(1,996)	-
Share-based payments expense	19	(382)	(127)	(190)
Interest expense		(2,100)	(2,131)	(1,367)
Total operating expense:		(10,396)	(17,906)	(15,252)

Other income/(expenses)
Interest income		125	191	122
Gain/(loss) on foreign exchange		(785)	481	(14,404)
Accretion expense	8	(13)	(35)	-
Gain on hyperinflationary net monetary position		-	-	4,448
Other income	23	2,155	-	1,500
Total other income/(expenses)		1,482	637	(8,334)
Loss – before income taxes		(2,312)	(12,469)	(20,159)

Income tax benefit (expense)	27	(2,069)	115	2,569
Net loss		$(4,381)	$(12,354)	$(17,590)

Attributable to non-controlling interest		25	(383)	(1,344)
Attributable to equity share owners of the parent		(4,406)	(11,971)	(16,246)
		(4,381)	(12,354)	(17,590)
Other comprehensive income (loss) net of tax
Items that will be reclassified subsequently to profit or loss
Foreign currency translation adjustment		1,350	374	7,012
Items that will not be reclassified subsequently to profit or loss
Change in fair value of investment	10	8	(28)	(13)
Total other comprehensive income (loss)		1,358	346	6,999
Total comprehensive loss		$(3,023)	$(12,008)	$(10,591)

Weighted average shares outstanding – basic and diluted	18	325,483,780	282,306,312	254,387,482

Net loss per share – basic and diluted	18	$(0.013)	$(0.044)	$(0.069)

The accompanying notes form an integral part of these consolidated financial statements.

Patagonia Gold Corp. Consolidated Statements of Changes in Equity For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars)

	Capital stock	Accumulated deficit	Accumulated other comprehensive income	Contributed surplus	Total Attributable to parent	Non-controlling interest	Total

Balance - January 1, 2018 (restated – note 29)	31,886	(158,003)	300	159,193	33,376	407	33,783
Net loss (restated – note 29)	-	(16,246)	-	-	(16,246)	(1,344)	(17,590)
Expiry of stock options	-	98	-	(98)	-	-	-
Share reorganization	(31,585)	-	-	31,585	-	-	-
Other comprehensive income (restated – note 29)	-	(13)	17,740	(10,728)	6,999	-	6,999
Share based payments	-	-	-	190	190	-	190
Balance – December 31, 2018 (restated – note 29)	301	(174,164)	18,040	180,142	24,319	(937)	23,382

Balance - January 1, 2019	301	(174,164)	18,040	180,142	24,319	(937)	23,382
Shares issued in reverse acquisition (note 25)	2,287	-	-	-	2,287	-	2,287
Net loss (restated – note 29)	-	(11,971)	-	-	(11,971)	(383)	(12,354)
Other comprehensive income (restated – note 29)	-	-	346	-	346	-	346
Share based payments	-	-	-	127	127	-	127
Balance – December 31, 2019 (restated – note 29)	2,588	(186,135)	18,386	180,269	15,108	(1,320)	13,788

Balance - January 1, 2020	2,588	(186,135)	18,386	180,269	15,108	(1,320)	13,788
Shares repurchased under NCIB (note 19)	(17)	-	-	-	(17)	-	(17)
Shares issued to settle debts (note 19)	4,749	-	-	5,526	10,275	-	10,275
Net loss	-	(4,406)	-	-	(4,406)	25	(4,381)
Other comprehensive income	-	-	1,358	-	1,358	-	1,358
Share based payments	-	-	-	382	382	-	382
Balance – December 31, 2020	7,320	(190,541)	19,744	186,177	22,700	(1,295)	21,405

The accompanying notes form an integral part of these consolidated financial statements.

Patagonia Gold Corp. Consolidated Statements of Cash Flows For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars)

	Note	2020	2019 (restated – note 29)	2018(restated – note 29)
Cash flow from operating activities
Net loss		$(4,381)	$(12,354)	$(17,590)
Items not affecting cash
Depreciation of property, plant and equipment	11	2,639	3,028	7,346
Depreciation of mineral properties	7	477	3,456	3,069
Amortization of mining rights	9	100	100	100
Net impairment of assets		-	-	2,260
Share based payment expense	19	382	127	190
Provisions		(677)	2,419	-
Impairment of mineral properties		-	1,996	-
Write-down of inventory	6	-	2,368	15,147
Accretion expense	8	13	35	-
Restatement for hyperinflation		-	-	(17,047)
Deferred tax expense/(benefit)		2,069	(115)	(2,569)
		622	1,060	(9,094)
Net change in non-cash working capital items
(Increase)/decrease in receivables		(255)	3,864	3,840
(Increase)/decrease in deferred tax assets		-	1,793	438
(Increase)/decrease in inventory		239	1,246	1,045
(Increase)/decrease in other financial assets		310	28	-
Increase/(decrease) in accounts payable and accrued liabilities		(1,505)	(3,124)	378
Increase/(decrease) in accounts payable and accrued liabilities with related parties		156	301	-
Increase/(decrease) in interest payable		-	(9)	-
Increase/(decrease) in provision		1	(24)	(216)
Increase/(decrease) in transaction taxes payable		(103)	(126)	(329)
		(1,157)	3,949	5,156
Net cash provided by/(used in) operating activities		(535)	5,009	(3,938)

Cash flows from investing activities
Purchase of property, plant and equipment	11	(976)	(777)	(4,310)
Purchase of mineral property	7	(942)	(2,926)	(1,243)
Purchase of mining rights		-	-	(14,612)
Proceeds from disposal of property, plant and equipment		417	189	7,500
Net cash used in investing activities		(1,501)	(3,514)	(12,665)

Cash flow from financing activities
Bank indebtedness (repayment)		(5,353)	2,608	7,878
Proceeds from loans with related parties		6,646	8,515	-
Proceeds from loans		-	-	29,938
Repayment of loans		(174)	(10,530)	(38,468)
Shares repurchased under NCIB	19	(17)	-	-
Net cash provided by/(used in) financing activities		1,102	593	(652)

Net increase/(decrease) in cash		(934)	2,088	(17,255)
Effect of foreign exchange on cash		1,068	(2,057)	16,625
Cash, beginning of year		685	654	1,284
Cash, end of the year		$819	$685	$654

Taxes paid		(103)	(126)	(329)
Interest paid		(342)	(416)	(1,333)
Supplemental non-cash information
Shares issued to settle debts	19	10,275	-	-
Change in value of investments	10	8	(28)	(13)

The accompanying notes form an integral part of these consolidated financial statements

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

1.Nature of business

On July 24, 2019, Patagonia Gold Corp. (PGDC.TSXV – “the Company” or “Patagonia”) [formerly Hunt Mining Corp (“Hunt”, or “Hunt Mining”)] and Patagonia Gold Limited (“PGL”) [formerly Patagonia Gold PLC (“PGP”)] completed a reverse acquisition (or reverse takeover, the “RTO”) resulting in Hunt acquiring all issued shares of common stock of PGP in exchange for common shares of Hunt on the basis of 10.76 Hunt shares for each PGP share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80%. The operating name of Hunt Mining Corp. was changed to Patagonia Gold Corp (“the Company”) (note 25).

Comparative information for the Company is that of PGL (accounting acquirer) prior to the reverse acquisition on July 24, 2019.

Patagonia is a mineral exploration and production company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties and exploitation of reserves in Santa Cruz, Rio Negro and Chubut provinces of Argentina.

The consolidated financial statements include the accounts of the following subsidiaries after elimination of intercompany transactions and balances:

Corporation	Incorporation	Percentage ownership	Functional currency	Business purpose
Patagonia Gold S.A. (“PGSA”)	Argentina	95.3	US$	Production and Exploration Stage
Minera Minamalu S.A.	Argentina	100	US$	Exploration Stage
Huemules S.A.	Argentina	100	US$	Exploration Stage
Leleque Exploración S.A.	Argentina	100	US$	Exploration Stage
Patagonia Gold Limited (formerly Patagonia Gold PLC)	UK	100	GBP$	Holding
Minera Aquiline S.A.U.	Argentina	100	US$	Exploration Stage
Patagonia Gold Canada Inc.	Canada	100	CAD$	Holding
Patagonia Gold Chile S.C.M.	Chile	100	CH$	Exploration Stage
Ganadera Patagonia S.R.L.	Argentina	100	US$	Land Holding
1272680 B.C. Ltd (formerly 1494716 Alberta Ltd.)	Canada	100	CAD$	Nominee Shareholder

The Company’s activities include the exploration and production of minerals from properties in Argentina and Chile. On the basis of information to date, properties where it has not yet been determined if economically recoverable ore reserves exist are classified as exploration-stage. Properties where economically recoverable ore reserves exist and are being exploited are classified as production-stage. The underlying value of the mineral properties is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

On some properties, ongoing production and sales of gold and silver are being undertaken without established mineral resources or reserves and the Company has not established the economic viability of the operations. As a result, there is increased uncertainty and economic risks of failure associated with these production activities. Despite the sale of gold and silver, these projects remain in the exploration stage because management has not established proven or probable ore reserves required to be classified in either the development or production stage.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

2.Basis of presentation

Prior to the reverse acquisition, Patagonia Gold Limited prepared its December 31, 2018 annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Upon the reverse acquisition with Patagonia Gold Corp, Patagonia Gold Limited became the ongoing entity for accounting purposes and Patagonia Gold Limited had to switch to reporting under US GAAP as Patagonia Gold Corp. is a registrant with the U.S. Securities and Exchange Commission (“SEC”). The Company prepared its annual consolidated financial statements for the year ended December 31, 2019 and interim financial statements for the three months ended March 31, 2020 in accordance with US GAAP. Effective June 30, 2020, the Company obtained “foreign private issuer” status in accordance with SEC guidelines and became eligible to satisfy its reporting requirements using IFRS. As such, the Company has prepared these consolidated financial statements in accordance with IFRS as issued by IASB. A reconciliation of the restatement from US GAAP to IFRS is included in note 29 for the consolidated statements of financial position as at December 31, 2019 and the consolidated statements of loss and comprehensive loss for the years ended December 31, 2019 and 2018.

The consolidated financial statements were approved by the Company’s Board of Directors on April 28, 2021.

The accounting policies applied in the consolidated financial statements are presented in note 4 and have been applied consistently in all periods presented in the consolidated financial statements, unless otherwise noted.

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

The Company’s presentation currency is the US Dollar.

The preparation of the consolidated financial statements require management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. Judgments made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with significant risk of material adjustment in the current and following periods are discussed in note 4.
2.Going Concern
3.Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During theyear ended December 31, 2020, the Company had a net loss of $4,381 (2019 - $12,354) (2018 - $17,590). As atDecember 31, 2020, the Company has negative working capital of $8,378 (2019 - $22,625) and had an accumulated deficit of $190,541 (2019 - $186,135). These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon generating positive cash flows from operations as well as obtaining debt and equity financing. See note 30 for equity financing completed subsequent to December 31, 2020. However, there can be no assurance that the steps management is taking will be successful. The accompanying consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. that might result from the outcome of this uncertainty. These adjustments could have a material impact on the consolidated financial statements.

4. Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

(a) Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

(b) Consolidation

The Company's consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation.

(c) Foreign currency translation

The functional currency for the Company and its subsidiaries is determined by the currency of the of the primary economic environment in which it operates. The Company’s functional currency is the Canadian dollar (“CAD”) and the Company’s subsidiaries have functional currencies in United States dollar (“USD”), Chilean Peso (“CH”) and Great Britain Pound (“GBP”). The consolidated financial statements are presented in United States dollars.

Prior to January 1, 2019, the functional currency of Patagonia Gold S.A, Minera Minamalu S.A, Leleque Exploracion S.A, Huemules S.A. and Minera Aquiline Argentina S.A.U was the Argentine Peso and Argentina was designated as an hyperinflationary economy. In accordance with IAS 29, Financing Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of those subsidiaries had been restated after applying a general price index and translated to USD at closing rates before they were included in the consolidated financial statements.

Management considered primary and secondary indicators in determining functionary currency including the currency that influences sales, purchases and other costs. Other indicators considered by management include the currency in which funds from financing activities were generated. Based on these indicators, management concluded that effective January 1, 2019, the functional currency of Patagonia Gold S.A, Minera Minamalu S.A, Leleque Exploracion S.A, Huemules S.A. and Minera Aquiline Argentina S.A.U became the USD. The change in functional currency for these subsidiaries has been applied prospectively. As these subsidiaries cease to have Argentine Peso as the functional currency, the Company has discontinued the preparation and presentation of the financial statements in accordance with IAS 29. The amounts expressed at the end of the December 31, 2018 reporting period have been treated as the basis for the carrying amounts effective January 1, 2019 and onwards.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency are recognized at the prevailing exchange rates at the date of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the reporting date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Transaction gains and losses resulting from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized as incurred in net income.

These financial statements are translated to their USD equivalents using the following methods:

-	Income and expenses on the statement of loss and comprehensive loss have been translated using the average exchange rates prevailing during the year;
-	Assets and liabilities have been translated using the exchange rate prevailing at the date of the statement of financial position;
-	Translation adjustments are recognized in other comprehensive income (loss).

(d) Financial instruments

Financial assets and financial liabilities are recognised when the Company becomes party to the contractual provisions of the financial instrument. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all of risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

The Company classifies its financial assets into the following categories: those to be measured subsequently at fair value through other comprehensive income (FVOCI), fair value through profit and loss (FVTPL) and those to be held at amortized cost. Classification depends on the business model for managing the financial assets and the contractual terms of the cash flows.

Generally, the Company does not acquire financial assets for the purpose of selling in the short term and does not have any financial assets measured at FVTPL in either the current or prior year. The Company’s business model is primarily that of “hold to collect” (where assets are held in order to collect contractual cash flows).

See note 22 for the fair value disclosures.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

Financial assets held at amortized cost

This classification applies to the Company’s cash and trade receivables, and other receivables which are held under a hold to collect business model and which have cash flows that meet the “solely payments of principal and interest” (SPPI) criteria. At initial recognition, trade and other receivables that do not have a significant financing component, are recognised at their transaction price. Other financial assets are initially recognised at fair value plus related transaction costs; they are subsequently measured at amortized cost using the effective interest method. Any gain or loss on derecognition or modification of a financial asset held at amortized cost is recognised in the consolidated statements of loss and comprehensive loss.

Financial assets held at fair value through other comprehensive income (FVOCI)

This classification applies to the Company’s other financial assets which includes equity investments and a performance bond (note 10). When these financial assets are derecognised, there is no reclassification of fair value gains or losses previously recognised in other comprehensive income.

Impairment of financial assets

A forward-looking expected credit loss (ECL) review is required for financial assets held at amortized cost. Recognition of credit losses is no longer dependent on the Company first identifying a credit loss event. The Company considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

The Company applies the “simplified approach” to trade and other receivable balances. The simplified approach in accounting for trade and other receivables records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating these losses, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses. The general approach incorporates a review for any significant increase in counterparty credit risk since inception.

Financial liabilities

Financial liabilities are obligations to pay cash or other financial assets and are recognised when the Company becomes a party to the contractual provisions of the instrument. All financial liabilities are recorded initially at fair value, net of direct issue costs.

Financial liabilities are recorded, subsequent to initial recognition, at amortized cost using the effective interest method, with interest-related charges recognised as an expense in finance cost in the consolidated statements of loss and comprehensive loss. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are charged to the consolidated statements of loss and comprehensive loss on an accruals basis using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

(e) Cash and equivalents

Cash and equivalents include cash on hand, deposits held with banks and other liquid short-term investments with original maturities of three months or less. The Company has no cash equivalents for all periods presented.

(f) Inventories

Inventory comprises, gold held on carbon, mineral concentrate and mineralized material stockpiles. They are physically measured or estimated and valued at the lower of cost or net realizable value. Net realizable value is the estimated future sales price of the product the Company expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale. Where the time value of money is material, these future prices and costs to complete are discounted.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained mineral ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Cost of inventory is determined by using the weighted average method and comprises direct costs, depreciation, depletion and amortization as well as a portion of fixed and variable overhead costs incurred in converting materials into concentrate and ore, based on the normal production capacity.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

Materials and supplies are valued at the lower of cost or net realizable value. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence.

(g) Mineral properties and exploration and evaluation expenditures

Exploration and evaluation costs are expensed until the determination of the technical feasibility and the commercial viability of the associated project. Exploration costs include costs directly related to exploration and evaluation activities in the areas of interest. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when economically recoverable reserves are determined to exist, the rights of tenure are current and it is considered probable that the costs will be recouped through successful development and exploitation of the area, or alternatively by sale of the property. This determination is normally evidenced by the completion of a technical feasibility study.

Expenditures to develop new mines, to define further mineralization in mineral properties which are in the development or operating stage, and to expand the capacity of operating mines, are capitalized and amortized on a units-of-production basis over proven and probable reserves.

Should a property be abandoned, its capitalized costs are charged to the consolidated statements of loss and comprehensive loss. The Company charges to the consolidated statements of loss and comprehensive loss the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

(h) Mining rights

Mining rights are rights to explore and mine specified areas of land acquired from the landowner. Mining rights acquired for stated terms in excess of 10 years are capitalized as intangible assets and are measured initially at cost and amortized on a straight-line basis over the term of the rights. Mining rights acquired for undefined terms are capitalized as intangible assets and are measured initially at cost and amortized on a unit of production method over the estimated period of economically recoverable reserves. Amortization is charged to administrative expenses in the consolidated statements of loss and comprehensive loss.

(i) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset.

Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period in which they are incurred.

Depreciation is calculated to amortize the cost of the property, plant and equipment over their estimated useful lives using the straight-line and unit of production methods.

Office equipment, vehicles, machinery and equipment, Mina Martha processing plant, and buildings are stated at cost and depreciated straight line over an estimated useful life of 3 to 20 years. Depreciation of plant, other than Mina Martha, is based on a unit-of-production method over the estimated period of economically recoverable reserves. Depreciation begins once the asset is in the state intended for use by management.

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains or losses in the consolidated statements of loss and comprehensive loss.

(j) Impairment of long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit (“CGU”) to which the asset belongs. The Company’s CGUs are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Future cash flows are estimated based on estimated quantities of recoverable minerals, expected gold and silver (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans.

Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable reserves are included when determining the fair value of mine site asset groups at acquisition and, subsequently, in determining whether the assets are impaired. Estimates of recoverable minerals from exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those risk factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material could ultimately be mined economically. Assets classified as exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the lower level of geological confidence and economic modeling.

(k) Reclamation and remediation obligations

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist and a reasonable estimate can be made of the obligation. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their present values using a risk-free discount rate consistent with the timing of the expected costs, are provided for in full as soon as the obligation to incur such costs arises and can be quantified. On recognition of a full provision, an addition is made to property, plant and equipment of the same amount; this addition is then charged against profits on a unit of production basis over the life of the mine. Closure provisions are updated annually for changes in cost estimates as well as for changes to life of mine reserves, with the resulting adjustments made to both the provision balance and the net book value of the associated non-current asset. The obligation is subsequently adjusted at each period to reflect the passage of time (accretion expense) and changes in the estimated future costs of the underlying obligation.

The Argentine mining regulations require that mine properties be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. The Company accrues for the cost of final mine closure reclamation over the estimated useful mining life of the property. At each period, the Company reviews the entire reclamation liability and makes necessary adjustments for revisions to cost estimates to reflect current experience.

(l) Income taxes

The income tax expense or benefit consists of current and deferred components.

Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the statement of financial position date in each of the jurisdictions.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the statement of financial position date. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The Company operates in multiple jurisdictions which involves dealing with uncertainties and judgments in the application of complex tax regulations. The final taxes paid or recovered are dependent upon many factors including resolutions arising from federal and state audits. The Company changes its tax assets and liabilities in light of the changing facts and circumstances but due to the complexity of the uncertainties in the tax regulations, the ultimate tax liability or asset could be materially different from the Company’s estimate recorded in the consolidated financial statements.

(m) Share-based payments

The Company offers a share option plan for its directors, officers, employees and consultants.

Share options granted to employees and directors are categorised as equity-settled share-based payments. Equity-settled share-based payments are measured at the fair value of goods or services received when the fair value can be reliably estimated. If the fair value of goods and services received cannot be reliably measured, then the fair value of the instrument issued is measured using an appropriate option pricing model at the grant date. For share options granted to directors, officers and employees, the fair value of the options is measured using the Black-Scholes option pricing model. All equity-settled share-based payments are ultimately recognised as an expense in the consolidated statements of loss and comprehensive loss with a corresponding increase to contributed surplus. If vesting periods or other non-market vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognised in the current period. No adjustment is made to any expense recognised in prior periods if share options ultimately exercised are different to that estimated on vesting.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(n) Earnings (loss) per share

The calculation of earnings (loss) per share (“EPS”) is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the income or loss attributable to the equity owners of the Company by the weighted average number of common shares outstanding during the period.

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

(o) Revenue recognition

The Company recognizes sales revenue in accordance with IFRS 15 when it has satisfied the following criteria:

-	The Company and the customer have an identifiable contract and are committed to perform their respective obligations;
-	The Company and the customer can identify each other’s rights regarding the goods to be transferred;
-	The Company can identify the payment terms for the goods to be transferred;
-	The risk, timing or amount of the Company’s future cashflows is expected to change as a result of the contract;
-	It is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods that will be transferred to the customer.

The Company produces doré and concentrate that is shipped to third-party refiners and smelters, respectively, for processing. The Company enters into contracts to sell its metal to third-party customers which may include the refiners and smelters that process the doré and concentrate. The Company’s performance obligation in these transactions is generally the transfer of metal to the customer. In the case of doré shipments, the Company generally sells refined metal at market prices agreed upon by both parties. The Company also has the right, but not the obligation, to sell a portion of the anticipated refined metal in advance of being fully refined. When the Company sells refined metal or advanced metal, the performance obligation is satisfied when the metal is delivered to the customer. Revenue and Cost of Sales are recorded on a gross basis under these contracts at the time the performance obligation is satisfied.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

(p) Segment reporting

In accordance with IFRS 8 the management approach is used to identify operating segments. An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity's management, and (iii) for which discrete financial information is available. The Company has identified its reportable segments on the basis of their geographic location. As a result, the Company discloses information geographically based on the location of each of its operations and within Argentina on the basis of operating mines and projects under construction.
No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

(q) Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. When the cost of the acquisition exceeds the fair value of the identifiable assets acquired and liabilities assumed, the difference is recognized as goodwill. Acquisition related costs are expensed as incurred.

When asubsidiary is acquired, the fair value of its identifiable assets and liabilities are finalised within 12 months of the acquisition date. Allfair value adjustments are recorded with effect from the date of acquisition and consequently may result in the restatement of previously reported financial results.

(r) Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination.

The Company identifies any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill. An impairment charge is recognized for any excess of the carrying value of goodwill over its recoverable amount. Goodwill impairment charges are not reversible.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

(s) Adoption of new accounting standards and amendments

Amendments to IFRS 3, Business Combinations (“IFRS 3”)

The IASB issued an amendment to IFRS 3 to facilitate companies in assessing whether the activities and assets that they acquire under a transaction are the acquisition of a group of assets or a business. The amendment confirmed that a business must include inputs and process and clarified that the process must be substantive; and the inputs and process must together significantly contribute to creating outputs. In addition, the amendment narrowed the definition of a business and added an optional concentration test that can be performed to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendment was adopted by the Company prospectively effective January 1, 2020. The adoption of this amendment did not have an impact on the consolidated financial statements.

(t) New accounting standards issued but not yet effective

The IASB issued an amendment to IAS 16, Property, Plant and Equipment, to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The Company will evaluate the impact, if any, on its consolidated financial statements prior to the effective date of January 1, 2022.

The IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes:

•	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
•	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
•	Clarifying how lending conditions affect classification; and
•	Clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

The Company will evaluate the impact, if any, on its consolidated financial statements prior to the effective date of January 1, 2023.

5. Critical accounting judgments and estimates

(a) Significant judgments

Preparation of the consolidated financial statements requires management to make judgments in applying the Company's accounting policies. Judgments that have the most significant effect on the amounts recognized in these consolidated financial statements relate to functional currency, income taxes, title to mineral property interests, impairment of mineral properties and provisions and reclamation and closure cost obligations. These judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Functional currency

Management determines the functional currency for each entity. This requires that management assess the primary economic environment in which each of these entities operates. Management’s determination of functional currencies affects how the Company translates foreign currency balances and transactions. Determination includes an assessment of various indicators. In determining the functional currency of the Company’s operations in Canada (Canadian dollar), UK (British Pound) and Argentina (U.S. dollar), management considered the indicators of IAS 21 The Effects of Changes in Foreign Exchange.

Income taxes and taxes receivable

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain and subject to judgment. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law in the various jurisdictions in which it operates. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

The Company has receivables due from the Argentinean government for value-added taxes. Significant estimates and judgments are involved in the assessment of recoverability of these receivables. Changes in management’s impairment assumptions may result in an additional impairment provision, or a reduction to any previously recorded impairment provision, with the impact recorded in profit or loss.

The Company has accrued deferred income tax assets but may not be able to utilize part or all of these assets in the future.The Company only recognizes the expected future tax benefit from these assets if it is considered more likely than not that the tax benefit will be realized. Otherwise, a valuation allowance is applied against deferred tax assets that are not more likely than not to be utilized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income, including application of existing tax laws in each jurisdiction, assumptions about future metals prices, the macroeconomic environment and results of the Company’s operations. To the extent that future cash flows and taxable income differ significantly from estimates, the Company’s ability to realize deferred tax assets could be impacted. Additionally, future changes in tax laws could limit the ability to obtain the future benefits represented by the deferred tax assets.

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Impairment of mineral properties

The Company is required to make certain judgments in assessing indicators of impairment of mineral properties. Judgment is required to determine if the right to explore will expire in the near future or is not expected to be renewed. Judgment is required to determine whether substantive expenditures on further exploration for and evaluation of mineral resources in specific areas will not be planned or budgeted. Judgment is required to determine if the exploration for and evaluation of mineral resources in specific areas have not led to the commercially viable quantities of mineral resources and the Company will discontinue such activities. Judgment is required to determine whether there are indications that the carrying amount of a mineral property is unlikely to be recovered in full from successful development of the project or by sale.

(b) Use of estimates

The preparation of these consolidated financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves, share-based payments, provisions, inventories and the allocation of fair value to assets and liabilities assumed in connection with business combinations. These estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

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

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

Mineral reserves

The Company uses estimates and assumptions related to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of production amortization calculations, environmental, reclamation and closure obligations and estimates of recoverable silver and gold in inventories. The Company relies on their technical personnel and independent mining consultants to determine the estimates of mineral reserves. Mineral reserve estimates are based upon engineering evaluations of samplings of drill holes and other openings.

Share-based payments

The Company determines fair value of stock options issued using the Black-Scholes option-pricing model which requires the input of highly subjective assumptions. These assumptions include estimating the future volatility of the stock price, risk-free rate and future employee turnover rates. While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

Provisions

The Company assesses its provision for reclamation and remediation obligations on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Inventories

The measurement of inventories including the determination of its net realizable value involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and sliver, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on materials and supplies included in inventories, and estimates are required to determine salvage value. Estimates of recoverable gold or silver on the leach pads are calculated from the quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and a recovery percentage.

Business combinations

The acquisition method of accounting for business combinations in accordance with IFRS 3 requires management to determine the fair value of assets acquired and liabilities assumed on the date of the acquisition. In determining and allocating the fair values of assets and liabilities in a business combination, the Company relies on appraisals, internal valuations based on discounted cash flow, historical experience and other reliable information available as of the date of the acquisition.

6.Inventories

	December 31, 2020	December 31, 2019
	$’000	$’000

Gold held on carbon	$1,421	$1,603
Silver and gold concentrate	-	157
Material stockpiles	-	-
Materials and supplies	1,868	1,446
	$3,289	$3,206

In February 2019, the Company closed the Lomada project and put the Cap-Oeste project into care and maintenance. As a result, the carrying value of inventory for these projects has been reviewed for impairment and it was determined that the net realizable value of the inventory was less than the costs incurred in establishing the ore stockpile and therefore a write down of $15.1 million was required and is recorded in cost of sales for the year ended December 31, 2018. An additional write down of $2.37 million was recorded during the year ended December 31, 2019. During the year ended December 31, 2020, there was no write down of inventory.

During the year ended December 31, 2020, the Company expensed $8,789 (2019 – $10,890) (2018 - $23,742) of inventories on the consolidated statements of loss and comprehensive loss.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

7.Mineral properties

	Mining assets	Surface rights acquired	Total
	$’000	$’000	$’000
Cost
Balance – January 1, 2019	$13,425	$5,032	$18,457
Reverse acquisition (note 25)	6,830	1,427	8,257
Additions	2,926	-	2,926
Balance - December 31, 2019	$23,181	$6,459	$29,640
Additions	942	-	942
Balance - December 31, 2020	$24,123	$6,459	$30,582

Amortization
Balance - January 1, 2019	$7,823	$908	$8,731
Change for the year	3,456	-	3,456
Impairment	1,996	-	1,996
Balance - December 31, 2019	$13,275	$908	$14,183
Charge for the year	477	-	477
Disposals	-	-	-
Balance - December 31, 2020	$13,752	$908	$14,660

Net book value
December 31, 2019	$9,906	$5,551	$15,457
December 31, 2020	$10,371	$5,551	$15,922

Trilogy Mining Corporation

In January 2016, Patagonia Gold Limited (“PGL”) entered into an earn–in agreement with Trilogy Mining Corporation (“Trilogy”) in relation to the San José Project in Uruguay. This was recognized within mining assets at a cost of $1,996. In December 2019, the Company announced the termination of its option agreement with Trilogy and in exchange received common shares of Trilogy, that will result in PGL owning 42.5% of the then issued and outstanding shares of Trilogy. In connection with the termination of the option agreement, the Company impaired $1,996 of the mining asset related to San José Project in Uruguay during the year ended December 31, 2019.

Lomada project

All development costs incurred with respect to the Lomada project, from September 1, 2010 and onwards, have been capitalized as mineral properties and included under mining assets. The project completed the trial heap leach phase and entered full commercial production in the third quarter of 2013. Amortization is charged based on the unit-of-production method.

In February 2019, the Company reviewed the production profile for Lomada. Given the lower than anticipated recoveries, the Company made the decision to close the Lomada project.

Following receipt of a preliminary permit on October 7, 2020, the Company restarted mining operations at Lomada de Leiva in November 2020, which had been previously closed since in February 2019. The expenses related to the development of the new pit were capitalized as Mineral Properties. The Company expects to continue residual production from fresh material placed on the heap leach pad.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

Cap-Oeste project

The Company completed the development of Cap-Oeste Project in September 2016, entered into production in the last quarter of that year. As a result of the experience gained at Lomada, no trial production period was required at Cap-Oeste. Revenue from commercial production was therefore recognised from the outset. The capitalized development costs are amortized based on the unit of production method.

In February 2019, the Company reviewed the production profile for 2019 for Cap-Oeste. Given the expected lower production volumes, the Company made the decision to put Cap-Oeste on care and maintenance until a suitable solution to extract and process the high-grade underground resource from Cap-Oeste has been identified. Residual production continued at Cap-Oeste and the Company continued to capitalize costs under inventories.

Mina Angela

In September 2020, the Company entered into a definitive option agreement with Latin Metals Inc. which granted the Company an irrevocable option to acquire a 100% interest in the Mina Angela property. Pursuant to the definitive agreement, the Company has paid $250 representing the first earn-in payment. The Company shall decide whether to exercise the option no later than six months from the date of the definitive agreement. If the Company elects to exercise the option, they shall pay the second earn-in payment of $250. A further and final payment of $500 is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province and at the Mina Angela property have been lifted in such a manner that Patagonia has the ability to perform exploration and exploitation mining activities on the property. In addition, Latin Metals Inc. will be entitled to receive a 1.25% Net Smelter Royalty (“NSR”) from future production. The Company has the right to repurchase half of the NSR for $1,000. On March 12, 2021, the Company exercised the option to acquire 100% interest in the Mina Angela property and subsequently paid the second earn-in payment of $250.

Surface rights

The Company owns the surface rights of land encompassing the Estancia La Bajada, Estancia El Tranquilo, Estancia El Rincon, Estancia La Josefina and the Estancia 1° de Abril.

There is a back in right granted to the sellers under Estancia El Rincon’s title deed whereby the Company irrevocably committed to resell the estancia to its former owner in the event that two consecutive years elapse without mining activities. Current activity on this property includes the Lomada Project.

Mina Martha project

On May 6, 2016, the Company acquired the assets of the Mina Martha project from Coeur Mining Inc. (“Coeur”). The Mina Martha project consists of land, mineral rights, a mine camp, offices, a warehouse, maintenance shop, mining facilities including a flotation mill and a tailings retention facility.

La Josefina project

In March 2007, the Company acquired the exploration and development rights to the La Josefina project from Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”) the Santa Cruz provincial mining and petroleum company.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

In July 2007, the Company entered into an agreement (subsequently amended) with Fomicruz which provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. The Company would own 81% of the joint venture company and Fomicruz would own the remaining 19%. Fomicruz has the option to earn up to a 49% participating interest in the JV Corporation by reimbursing the Company an equivalent amount, up to 49%, of the exploration investment made by the Company. The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of $0.2 million per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can also purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase price with Fomicruz. Under the agreement, the Company has until the end of 2019 to complete cumulative exploration expenditures of $18 million and determine if it will enter into production on the property. As at December 31, 2018, the Company had incurred approximately $20 million and is in current discussions with Fomicruz to develop a plan for production. In October 2019, the agreement was extended until April 30, 2021 which period may be extended for an additional one-year term.

8. Reclamation and remediation obligations

The Company is legally required to perform reclamation on sites where environmental disturbance is caused by the development or on-going mining of a property to restore it to its original condition at the end of its useful life. In accordance with IFRS, the Company recognized the fair value of that liability as an asset retirement obligation. The total amount of undiscounted cash flows required to settle the estimated obligation is $5,182 (2019 - $6,053) which has been discounted using a weighted average risk-free rate of 0.19% (2019 – 1.76%) and an inflation rate of 1.36% (2019 – 2.29%).

The following table describes the changes to the Company's asset retirement obligation liability:

	December 31, 2020	December 31,2019
	$’000	$’000
Reclamation and remediation obligation - beginning of year	$5,803	$1,274
Reverse acquisition (note 25)	-	2,075
Change in estimate	(677)	2,419
Accretion expense	13	35
Reclamation and remediation obligation - end of year	$5,139	$5,803

The Company reassess the cost of reclamation and remediation obligations periodically given new information regarding changes to the risk-free rate, inflation rate and undiscounted cash flow. During the year ended December 31, 2020 and 2019, the change in estimate relates to revisions to the estimated undiscounted cashflow obligations.

9. Mining rights

	Fomicruz Agreement	Minera Aquiline Argentina	Total
	$’000	$’000	$’000
Balance – January 1, 2019	$3,288	$13,187	$16,475
Amortization	(100)	-	(100)
Exchange differences	-	622	622
Balance - December 31, 2019	$3,188	$13,809	$16,997
Amortization	(100)	-	(100)
Exchange differences	-	298	298
Balance - December 31, 2020	$3,088	$14,107	$17,195

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

Fomicruz Agreement

On October 14, 2011, Patagonia Gold, PGSA and Fomicruz entered into a definitive strategic partnership agreement in the form of a shareholders’ agreement (“Fomicruz Agreement”) to govern the affairs of PGSA and the relationship between the Company, PGSA and Fomicruz. Pursuant to the Fomicruz Agreement, Fomicruz contributed to PGSA the rights to explore and mine Fomicruz’s mining properties in Santa Cruz Province in exchange for a 10% equity interest in PGSA. The Fomicruz Agreement establishes the terms and conditions of the strategic partnership for the future development of certain PGSA mining properties in the Santa Cruz. The Company will fund 100% of all exploration expenditures on the PGSA properties to the pre-feasibility stage, with no dilution to Fomicruz. After feasibility stage is reached, Fomicruz is obliged to pay its 10% share of the funding incurred thereafter on the PGSA properties, plus annual interest at LIBOR +1% to the Company. Such debt and interest payments will be guaranteed by an assignment by Fomicruz of 50% of the future dividends otherwise payable to Fomicruz on its shares. The Company will manage the exploration and potential future development of the PGSA properties.

The mining rights acquired have been measured by reference to the estimated fair value of the equity interest given to Fomicruz. Management has estimated the fair value of the 10% interest in PGSA acquired by Fomicruz, on or about October 14, 2011 at $4 million. In determining this fair value estimate, management considered many factors including the net assets of PGSA and the illiquidity of the 10% interest. This amount has been recorded as an increase in the equity of PGSA and as a mining right asset. In these financial statements, the increase in equity in PGSA has been recorded as non-controlling interest. The initial share of net assets of PGSA ascribed to the non-controlling interest amounted to $4 million.
Effective January 1, 2020, the Company’s former subsidiary Cerro Cazador S.A merged with PGSA and as a result, Formicruz has a 4.7% interest in the newly merged entity.

Minera Aquiline Argentina Agreement

On January 31, 2018, Patagonia, through a wholly owned subsidiary (Patagonia Gold Canada Inc. “PGCAD”), acquired the Calcatreu gold asset in Rio Negro, Argentina, by way of acquiring 100% of the shares of Minera Aquiline Argentina S.A. (“MASA”), a subsidiary of Pan American Silver Corporation. Total consideration for the acquisition amounted to $15 million. PGCAD has made the initial payment of $5 million on January 31, 2018 and the final payment of $10 million on legal completion on May 18, 2018.

This transaction was accounted for as an asset acquisition and the purchase consideration was allocated to Mining Rights at $14.6 million and other net assets at $0.4 million. These mining rights will be amortized on a unit-of-production method over the estimated period of economically recoverable resources once the project reaches the commercial production phase.

10. Other financial assets

The Company has short-term investments in equity securities which are recorded at fair value through other comprehensive income/(loss). As at December 31, 2020, the fair value of the short-term investments is $16 (2019 - $8).

The Company had a performance bond that was originally required to secure the Company’s rights to explore the La Josefina property. It was a step-up US dollar denominated 2.5% coupon bond, paying quarterly, issued by the Government of Argentina with a face value of $600 and a maturity date of 2035. The bond traded in the secondary market in Argentina. The bond was originally purchased for $247. Since Cerro Cazador S.A. (“CCSA”) fulfilled its exploration expenditure requirement mandated by the agreement with Fomicruz, the performance bond was no longer required to secure the La Josefina project. Therefore, in September 2010 the Company used the bond to secure the La Valenciana project, an additional Fomicruz exploration project.

During the year ended December 31, 2020, the Company sold the performance bond for $400. There were no restrictions of the performance bond prior to the sale. As at December 31, 2019, the fair value of the bond was $326.

Changes in the fair value of these financial assets are recorded as other comprehensive income (loss).

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

11. Property, plant and equipment

	Plant	Buildings	Vehicles and equipment	Improvements and advances	Total
	$’000	$’000	$’000	$’000	$’000
Cost
Balance – January 1, 2019	$12,945	$823	$22,004	$673	$36,445
Reverse acquisition (note 25)	2,178	1,156	1,233	-	4,567
Additions	203	-	244	330	777
Disposals	-	-	(560)	(48)	(608)
Transfers	-	-	103	(103)	-
Balance - December 31, 2019	$15,326	$1,979	$23,024	$852	$41,181
Additions	114	-	260	602	976
Disposals	-	-	(14)	(415)	(429)
Balance - December 31, 2020	$15,440	$1,979	$23,270	$1,039	$41,728

Accumulated depreciation
Balance - January 1, 2019	$12,648	$125	$10,164	$-	$22,937
Disposals	-	-	(419)	-	(419)
Depreciation for the year	482	76	2,470	-	3,028
Balance - December 31, 2019	$13,130	$201	$12,215	$-	$25,546
Disposals	-	-	(12)	-	(12)
Depreciation for the year	272	161	2,528	-	2,961
Balance - December 31, 2020	$13,402	$362	$14,731	$-	$28,495

Net book value
December 31, 2019	$2,196	$1,778	$10,809	$852	$15,635
December 31, 2020	$2,038	$1,617	$8,539	$1,039	$13,233

12.Receivables

	December 31,	December 31,
	2020	2019
	$’000	$’000
Receivable from sale	$156	$150
Recoverable value added tax ("VAT")	1,217	880
Other receivables	668	486
Total	$2,041	$1,516

13.Other receivables

	December 31,	December 31,
	2020	2019
	$’000	$’000
Recoverable value added tax ("VAT")	$722	$1,226
Other receivables	2,822	2,588
Total	$3,544	$3,814

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

On 14 October 2011, the Company, its subsidiary PGSA and Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”), the Santa Cruz provincial mining and petroleum company, entered into an agreement in the form of a shareholders’ agreement (“Fomicruz Agreement”) to govern the affairs of PGSA and the relationship between the Company, PGSA and Fomicruz. Pursuant to the Fomicruz Agreement, Fomicruz contributed to PGSA the rights to explore and mine Fomicruz’s mining properties in Santa Cruz Province in exchange for a 10% equity interest in PGSA (subsequently reduced to 4.7% after a corporate reorganization whereby the Company’s former subsidiary Cerro Cazador SA merged with PGSA to become one legal entity). The Fomicruz Agreement establishes the terms and conditions of the strategic partnership for the future development of certain PGSA mining properties in the Province. The Company will fund 100% of all exploration expenditures on the PGSA properties to the pre-feasibility stage, with no dilution to Fomicruz. After feasibility stage is reached, Fomicruz is obliged to pay its 10% share of the funding incurred thereafter on the PGSA properties, plus annual interest at LIBOR +1% to the Company. Such debt and interest payments will be guaranteed by an assignment by Fomicruz of 50% of the future dividends otherwise payable to Fomicruz on its shares.

Effective June 2020, Fomicruz and the Company agreed to terminate the Fomicruz Agreement, expressly stating that they have no mutual claims under it. PGSA, Minamalú and Fomicruz have assumed the commitment to enter into a new shareholders agreement within thirty days following the Shareholder’s meeting of PGSA (the “Meeting”) by virtue of which Minamalú becomes a shareholder of PGSA. As of the date of approval of these consolidated financial statements, The Meeting has not been held.

As at December 31, 2020, other receivables include $2,185 (2019 - $1,858) of recoverable costs from Fomicruz related to its share of the funding incurred on the PGSA properties.

The remaining other receivables balance consists of tax receivables.

14. Bank indebtedness

As at December 31, 2020, the Company has bank indebtedness of $9,636 (2019 – $14,989) in the form of operating lines of credit which have an interest rate of 1.8% plus refinancing rate and mature on December 31, 2021. On November 16, 2020, the maturity of the operating lines of credit was extended from January 31, 2021 to December 31, 2021. All other terms of the operating lines of credit remain unchanged.

As at December 31, 2020, the interest rate on the lines of credit is 2.75%. The lines of credit have no specific terms of repayment and the Company renews them every year.

15. Accounts payable and accrued liabilities

	December 31,	December 31,
	2020	2019
	$’000	$’000
Trade accounts payable and accrued liabilities	$2,510	$5,102
Income tax	-	-
Other accruals	1,874	890
Accounts payable to related parties (note 20)	144	6,717
Total	$4,528	$12,709

16. Loan payable, lease payable and current portion of long-term debt

	December 31,	December 31,
	2020	2019
	$’000	$’000
Current portion of long-term debt(note 17)	$340	$200
Leases payable	23	134
Loans payable	-	-
Total	$363	$334

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

17. Long-term debt

	December 31,	December 31,
	2020	2019
	$’000	$’000
Loan to related party secured by a letter of guarantee from the Company, at 5% interest per annum, due 2022 (note 20) (1)	$13,961	$7,908

Loan to related party secured by assets of the Company payable 5.75% interest per annum, due 2022	448	512

Acquired in reverse acquisition. Unsecured loan payable to related party at 8% interest per annum, due 2022 (note 20 and 25)	-	990

Acquired in reverse acquisition. Unsecured loan payable to related party at 8% interest per annum, due 2021 (note 20 and 25)	-	826

Acquired in reverse acquisition. Unsecured loan payable to related party at 7% interest per annum, due 2021 (note 20 and 25)	-	1,038

Accrued interest on debt	848	946
	$15,257	$12,220
Less current portion	(340)	(200)
	$14,917	$12,020

(1)	On November 16, 2020, the maturity of the loan was extended from March 31, 2021 to December 31, 2022. All other terms of the loan remain unchanged.

Principal payments on long-term debts are due as followed:

Year ending December 31,
2021	340
2022	14,917

18.Net loss per share

Basic and diluted net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the year. There were no dilutive items outstanding for the year as the Company had a net loss and the effect of any stock options would be anti-dilutive.

The net loss per share is as follows:

	December 31,	December 31,	December 31,
	2020	2019	2018
Net loss	$(4,381)	$(12,354)	$(17,590)
Weighted average number of common shares outstanding – basic and diluted	325,483,780	282,306,312	254,387,482
Net loss per share – basic and diluted	$(0.013)	$(0.044)	$(0.069)

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

19.Capital stock

Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued:

	Number of common	Amount
	share outstanding	$’000
Balance at January 1, 2019	254,355,192	$301
Share issued in reverse acquisition (note 25)	63,588,798	2,287
Balance at December 31, 2019	317,943,990	$2,588
Shares issued to settle debts	45,241,388	4,749
Share repurchased	(155,000)	(17)
Balance at December 31, 2020	363,030,378	$7,320

Preferred shares are non-redeemable and non-transferrable with discretionary dividends and hence are classified as equity. Preferred shares shall be issued at a price of $0.30 per share and will not have voting rights. As at December 31, 2020, there were no preferred shares issued by the Company (2019 - $Nil).

Shares issued in reverse acquisition

On July 24, 2019, Hunt concluded an agreement with PGP on the terms of a recommended share for share exchange offer to be made by Hunt for all the issued shares of common stock of PGP in exchange for the common shares of Hunt Mining on the basis of 10.76 Hunt Shares for each PGP Share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80% in Hunt in exchange for all of the issued and outstanding shares of PGP (note 25).

Normal Course Issuer Bid

On February 19, 2020, the Company announced that it has received approval from the TSX Venture Exchange (“TSXV”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, the Company may purchase for cancellation up to 15,897,199 common shares (the “Shares”) (representing approximately 5% of its 317,943,990 issued and outstanding common shares as of February 17, 2020) over a twelve (12) month period commencing on February 21, 2020. The NCIB will expire no later than February 20, 2021. Subsequent to December 31, 2020, the NICB expired and was not renewed.

During the year ended December 31, 2020, the Company repurchased 155,000 common shares under the NCIB for $17.

Shares issued to settle debts

On October 30, 2020, the Company issued 44,040,277 common shares to an entity controlled by a director at a deemed price of approximately $0.227 (CAD $0.30) per share to settle an aggregate face value of $10,000 outstanding debt owed by the Company to the director and entities controlled by the director. The converted face value of the debt consisted of $4,822 of long-term debt with related parties and $5,178 of accounts payable with related parties. Following the debt conversion, the face value of the balance of $1,458 in accounts payable owed to the director and entities controlled by the director in respect of interest, wages, rent and administration expenses was settled in full through a cash payment of $720.

Prior to the debt settlement, the fair value of the outstanding debts in the Company’s consolidated financial statements was $10,147 which consisted of $4,233 of long-term debt with related parties and $5,914 of accounts payable with related parties.

The value of the common shares issued was determined to be $4,630 using a fair market value of approximately $0.105 (CAD $0.14) per common share based on the closing price of the Company’s shares on the date of issuance. The resulting $5,517 gain on settlement of debt was recorded under contributed surplus on the consolidated statements of changes in equity.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

On November 24, 2020, the Company issued 1,201,111 common shares to certain directors settle an aggregate of $128 outstanding directors fees. The value of the common shares issued was determined to be $119 using a fair market value of approximately $0.10 (CAD $0.14) per common share based on the closing price of the Company’s shares on the date of issuance. The resulting $9 gain on settlement of director fees was recorded under contributed surplus on the consolidated statements of changes in equity.

Stock options

Under the Company’s share option plan, and in accordance with TSX Venture Exchange requirements, the number of common shares reserved for issuance under the option plan shall not exceed 10% of the issued and outstanding common shares of the Company, have a maximum term of 5 years and vest at the discretion of the Board of Directors. In connection with the foregoing, the number of common shares reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares; and (b) all consultants will not exceed 2% of the issued and outstanding common shares.

All equity-settled share-based payments are ultimately recognized as an expense in the consolidated statements of loss and comprehensive loss with a corresponding credit to “Contributed Surplus”. If vesting periods or other non-market vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

	Year ended December 31, 2020		Year ended December 31, 2019
	Number of options	Weighted Average Price (CAD)	Number of options	Weighted Average Price (CAD)
Balance, beginning of year	7,650,000	$0.065	1,706,830	$13.896
Granted	9,600,000	0.160	7,650,000	0.065
Cancelled	-	-	(1,706,830)	(13.896)
Balance, end of year	17,250,000	$0.118	7,650,000	$0.065

All outstanding options prior to the RTO were cancelled 40 days after the RTO.

As at December 31, 2020, the following stock options were outstanding:

Exercise price (CAD)	Options vested	Options unvested	Total outstanding	Remaining contractual life (years)	Expiry date
$0.065	7,650,000	-	7,650,000	3.73	September 25, 2024
$0.160	-	9,600,000	9,600,000	4.62	August 13, 2025
	7,650,000	9,600,000	17,250,000	4.23

On September 25, 2019, the Company granted 7,650,000 options to directors, officers, and employees with an exercise price of CAD $0.065 and an expiry date of September 25, 2024. The stock options vest one year after the date of grant. The fair value of the options on grant date was estimated to be $456. The fair value of the options was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	1.46%
Expected volatility	253.14%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	0%
Stock price	CAD$ 0.06

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

On August 14, 2020, the Company granted 9,600,000 options to directors, officers, and employees with an exercise price of CAD $0.16 and an expiry date of August 14, 2025. The options vest in three equal trances on the first, second and third anniversary of the grant date. The fair value of the options on grant date was estimated to be $1,440. The fair value of the options was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.35%
Expected volatility	172.95%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	0%
Stock price	CAD$ 0.15

During the year ended December 31, 2020, the Company recognized a share-based payments expense of $382 (2019 - $127) (2018 - $190).

20. Related party transactions

Key management personnel include the members of the Board of Directors and executive officers of the Company. Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Name and Principal Position		Remuneration, fees or interest expense	Loans or Advances	Remuneration, fees, or interest payments	Loan payments	Included in Accounts Payable	Included in Loan Payable and Long-term debt
		Year ended December 31,				As at December 31, 2020 and 2019
		$’000	$’000	$’000	$’000	$’000	$’000
A company controlled by a director[1] - admin, office, and interest expenses	2020	262	-	-	6,636	-	-
	2019	-	-	-	-	6,374	-
	2018	-	-	-	-
A company controlled by a director - admin, office, and interest expenses	2020	703	6,053	212	-	126	14,808
	2019	346	7,908	33	-	227	8,163
	2018	66	-	-	-
Directors - salaries and wages	2020	394	-	492	-	18	-
	2019	337	-	317	-	116	-
	2018	293	-	-	-
Director[1] -loans	2020	-	532	962	3,270	-	-
	2019	-	347	-	-	-	3,545
	2018	-	-	-	-
[1] Balances owed to related parties were acquired as part of the reverse acquisition (note 25)

As at December 31, 2020, the Company has $144 in accounts payable owing to related parties which relate primarily to directors fees and office rent. As at December 31, 2019, the Company had $6,717 in accounts payable owing to related parties which related primarily to funds advanced from companies controlled by directors in order to cover exploration costs.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

Management Compensation

The remuneration of Directors and Officers of the Company was as follows:

	Year ended December 31,
	2020	2019	2018
Salaries and benefits	$820	$375	$365
Director’s fees	71	30	48
Share-based compensation	230	51	190
Other compensation, including short-term benefits	-	-	173
	$1,121	$456	$776

21. Administrative expenses

	Year ended December 31,
	2020	2019	2018
	$’000	$’000	$’000
General and administrative	$2,353	$4,175	$3,489
Argentina statutory taxes	654	641	581
Professional fees	986	1,566	863
Operating leases	132	130	89
Directors’ remuneration	244	259	257
Loss (gain) on sale of property, plant and equipment	194	(76)	(46)
Depreciation of property, plant and equipment	2,961	3,028	7,346
Depreciation allocated to inventory	(2,605)	(2,501)	(7,087)
Depreciation of mineral properties	477	3,456	3,069
Amortization of mining rights	100	100	100
Impairment of assets	-	-	2,260
Consulting fees	115	18	26
Transaction taxes expense (income)	-	248	4
Total	$5,611	$11,044	$10,951

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

22. Financial instruments

The Company’s financial instruments consist of cash, receivables, other financial assets, bank indebtedness, accounts payable and accrued liabilities, loan payable, interest payable, and long-term debt.

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

•
Level 2: inputs, other than quoted prices, that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace.

•	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

Fair value

As atDecember 31, 2020, there were no changes in the levels in comparison to December 31, 2019. The fair values of financial instruments are summarized as follows:

	December 31, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
	$‘000	$‘000	$‘000	$‘000
Financial assets

Amortized cost
Cash	819	819	685	685
Receivables and other receivable ¹	3,646	3,646	3,224	3,224

Fair value through other comprehensive income
Other financial assets (Level 1)	16	16	334	334

Financial liabilities

Amortized cost
Bank indebtedness	9,636	9,636	14,989	14,989
Accounts payable and accrued liabilities	4,528	4,528	12,709	12,709
Loan payable and current portion of long-term debt	363	363	334	334
Long-term debt	14,917	14,917	13,026	12,020

¹ Amounts exclude value added tax (“VAT”) recoverable of $1,939 and $2,106 as at December 31, 2020 and December 31, 2019.

Other financial assets are measured based on Level 1 inputs of the fair value hierarchy on a recurring basis.

The carrying value of receivables, other receivable, accounts payable and accrued liabilities and bank indebtedness approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for the financial assets.

The fair values of certain long-term debt in 2019 are lower than carrying value due to certain debts with related parties that were assumed as part of the reverse acquisition during 2019 and measured initially at fair value using a market interest rate, which was lower than the interest rate on the assumed debt. Subsequent to initial recognition, these debts were measured using the effective interest rate method. These debts were settled in full during the year ended December 31, 2020.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with high quality financial institutions and limits the amount of credit exposure with any one institution. Receivables consist of trade receivables and VAT recoverable and are not considered subject to significant risk, because the amounts are due from a government and a customer who is considered credit worthy.

Market Risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk and currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company is exposed to interest rate risk with regards to its bank indebtedness which is comprised of lines of credits at variable interest rates. To the extent that changes in the prevailing market interest rates differ from the interest rates on the Company’s monetary liabilities, the Company is exposed to interest rate price risk.

Currency Risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at December 31, 2020, the Company had financial assets and liabilities denominated in the following foreign currencies:

	CAD	AR$	Euro
Cash	$13	$641	$3
Other working capital (deficit) items - net	(190)	(2,574)	(340)
Non-current financial assets	-	638	-
Non-current financial liabilities	-	-	(109)

Credit Risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. Credit risk is managed by dealing with parties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the parties. The majority of accounts receivable relate to the sale of gold and silver.

The Company currently maintains a substantial portion of its day-to-day operating cash balances at financial institutions. As at December 31, 2020, the Company had total cash balances of $819 (2019 - $685) at financial institutions, where $Nil (2019 - $Nil) is in excess of federally insured limits.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. As at December 31, 2020, the Company had current assets of $6,419 (2019 - $5,407) to settle current liabilities of $14,527 (2019 - $28,032).

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

The contractual obligations of the Company's liabilities are as follows:

As of December 31, 2020	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank indebtedness	$9,636	$9,636	-	-	-
Accounts payable and accrued liabilities	4,384	4,384	-	-	-
Accounts payable with related parties	144	144	-	-	-
Loan payable and current portion of long-term debt	363	363	-	-	-
Long-term debt	109	-	109	-	-
Long-term debt with related parties	14,808	-	14,808	-	-
Reclamation and remediation obligations	5,139	-	-	-	5,139
Other long-term payables	57	-	57	-	-
Total	$34,640	$14,527	$14,974	-	$5,139

Concentration risk

The Company has concentrations of credit risk with respect to its trade receivables, the majority of which are concentrated internationally amongst a small number of customers. As at December 31, 2020 and 2019, the Company had two (2) customers that make up the entire balance of the trade receivables. The Company controls credit risk through monitoring procedures, and by performing credit evaluations of its customers, but generally does not require collateral to secure accounts receivable.

23. Other income

As part of the Company´s treasury management, the Company trades certain securities denominated in US dollar and Argentine Peso. The gain on disposition of these securities is recorded as other income on the consolidated statements of loss and comprehensive loss. During the year ended December 31, 2020, the Company recognized a gain of $2,155 (2019 - $Nil).

During the year ended December 31, 2018, the Company sold the COSE Project 1.5% Net Smelter Royalty for total consideration of $1,500.

24. Segment reporting

All of the Company’s operations are in the mineral properties exploration industry with its principal business activity in mineral exploration. The Company conducts its activities primarily in Argentina. All of the Company’s long-lived assets are located in Argentina.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

The Company’s net income/(loss) and its geographic allocation of total assets and total liabilities may be summarized as follows:

For the year ended December 31, 2020
	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$6,482	$12,417	$-	$950	$-	$-	$-	$19,849
Cost of sales	(4,391)	(6,589)	-	(2,267)	-	-	-	(13,247)
Gross profit (loss)	$2,091	$5,828	$-	$(1,317)	$-	$-	$-	$6,602

Operating expense
Exploration expense	$-	$-	$(884)	$(83)	$(1,336)	$-	$-	$(2,303)
Administrative expenses	-	(495)	(217)	-	(2,946)	(212)	(1,285)	(5,155)
Depreciation expense	-	-	(18)	-	(338)	(100)	-	(456)
Share-based payments	-	-	-	-	-	-	(382)	(382)
Interest expense	-	-	(1)	-	(318)	(610)	(1,171)	(2,100)
Total operating expense	$-	$(495)	$(1,120)	$(83)	$(4,938)	$(922)	$(2,838)	$(10,396)

Other income/(expense)
Interest income	$-	$-	$1	$-	$124	$-	$-	$125
Gain/(loss) on foreign exchange	-	-	713	-	(1,159)	(369)	30	(785)
Accretion expense	(6)	(3)	-	(4)	-	-	-	(13)
Other expenses	-	-	(297)	-	2,452	-	-	2,155
Total other income/(expense)	$(6)	$(3)	$417	$(4)	$1,417	$(369)	$30	$1,482

Income/(loss) – before income tax	$2,085	$5,330	$(703)	$(1,404)	$(3,521)	$(1,291)	$(2,808)	$(2,312)
Income tax/(benefit)	-	-	138	-	(2,207)	-	-	(2,069)
Net income/(loss)	$2,085	$5,330	$(565)	$(1,404)	$(5,728)	$(1,291)	$(2,808)	$(4,381)

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)
-

For the year ended December 31, 2019
	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$4,750	$14,903	$-	$2,285	$-	$-	$-	$21,938
Cost of sales	(3,765)	(11,828)	-	(1,545)	-	-	-	(17,138)
Gross profit (loss)	$985	$3,075	$-	$740	$-	$-	$-	$4,800

Operating expense
Exploration expense	$-	$-	$(1,300)	$(321)	$(987)	$-	$-	$(2,608)
Administrative expenses	(2,860)	(596)	(279)	(871)	(4,232)	(1,433)	(307)	(10,578)
Depreciation expense	-	-	(17)	(115)	(234)	(100)	-	(466)
Impairment of mineral properties	-	-	-	-	-	(1,996)	-	(1,996)
Share-based payments	-	-	-	-	-	(40)	(87)	(127)
Interest expense	-	-	-	-	(765)	(782)	(584)	(2,131)
Total operating expense	$(2,860)	$(596)	$(1,596)	$(1,307)	$(6,218)	$(4,351)	$(978)	$(17,906)

Other income/(expense)
Interest income	$-	$-	$34	$-	$157	$-	$-	$191
Gain/(loss) on foreign exchange	-	-	(10)	1,714	(1,082)	(467)	326	481
Accretion expense	(7)	(12)	-	(16)	-	-	-	(35)
Total other income/(expense)	$(7)	$(12)	$24	$1,698	$(925)	$(467)	$326	$637

Income/(loss) – before income tax	$(1,882)	$2,467	$(1,572)	$1,131	$(7,143)	$(4,818)	$(652)	$(12,469)
Income tax/(benefit)	-	-	(869)	(2,030)	3,014	-	-	115
Net income/(loss)	$(1,882)	$2,467	$(2,441)	$(899)	$(4,129)	$(4,818)	$(652)	$(12,354)

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

For the year ended December 31, 2018
	Argentina
	Lomada Project	Cap- Oeste Project	COSE Project	Argentina Uruguay and Chile	UK	Total
Revenue	$-	$48,089	$-	$-	$-	$48,089
Cost of sales	(1,666)	(42,996)	-	-	-	(44,662)
Gross profit (loss)	$(1,666)	$5,093	$-	$-	$-	$3,427

Operating expense
Exploration expense	$-	$-	$-	$(2,744)	$-	$(2,744)
Administrative expenses	(681)	(2,388)	-	(6,890)	(992)	(10,951)
Share-based payments	-	-	-	-	(190)	(190)
Interest expense	-	-	-	(977)	(390)	(1,367)
Total operating expense	$(681)	$(2,388)	$-	$(10,611)	$(1,572)	$(15,252)

Other income/(expense)
Interest income	$-	$-	$-	$122	$-	$122
Gain/(loss) on foreign exchange	-	-	-	(13,817)	(587)	(14,404)
Gain on hyperinflationary net monetary position	-	-	-	4,448	-	4,448
Other income	-	-	1,500	-	-	1,500
Total other income/(expense)	$-	$-	$1,500	$(9,247)	$(587)	$(8,334)

Income/(loss) – before income tax	$(2,347)	$2,705	$1,500	$(19,858)	$(2,159)	$(20,159)
Income tax/(benefit)	-	-	-	2,569		2,569
Net income/(loss)	$(2,347)	$2,705	$1,500	$(17,289)	$(2,159)	$(17,590)

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)
	Total Assets		Total liabilities
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	$’000	$’000	$’000	$’000
Argentina – Cap Oeste	$14,585	$16,081	$1,880	$2,629
Argentina – Lomada	4,616	4,267	3,808	1,979
Argentina – Calcatreu	15,343	18,036	490	1,591
Argentina – Martha & La Josefina	12,704	14,220	2,298	8,466
Argentina and Chile	8,553	7,308	5,355	5,977
United Kingdom	122	176	15,678	20,240
North America	4,145	4,406	9,154	9,824
Total	$60,068	$64,494	$38,663	$50,706

25. Reverse acquisition

On July 24, 2019, Hunt completed a reverse acquisition with PGP on the terms that Hunt would acquire all issued shares of common stock of PGP in exchange for common shares of Hunt on the basis of 10.76 Hunt shares for each PGP share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80%.

The purpose of the reverse acquisition was to form an enlarged, junior precious metals explorer and producer focused on the Santa Cruz region of Argentina. In particular, Patagonia Gold’s Cap-Oeste underground resource will gain access to Hunt’s Mina Martha processing plant, which is able to treat such mineralization which is expected to lead to more stable cash flow generation from any planned future development of the Cap-Oeste underground mine, which could be utilized to reduce the combined group’s debt obligations and invest in its exploration and development stage projects, thereby ultimately lowering the risk profile of the combined group.

As a result of the reverse acquisition, former shareholders of PGP acquired control of Hunt, and the substance of the transaction was a reverse acquisition, where the transaction constitutes a business combination for accounting purposes and is accounted for using the acquisition method under IFRS 3. PGP is deemed to be the acquiring company and its assets and liabilities, equity and historical operating results are included at their historical carrying values, and the net assets of Hunt are recorded at the fair value as at the date of the transaction. Transaction costs in the amount of $1,511 were incurred in connection with the reverse acquisition and were expensed as incurred.

The fair value of the equity consideration paid as part of the transaction as well as the fair value of identifiable assets and liabilities acquired are presented below. The Company was unable to obtain the necessary information to recognize and measure all the items exchanged in a business combination. In accordance with IFRS 3, the acquirer is allowed a measurement period of up to one year from the acquisition date to complete the purchase price allocation. As at December 31, 2019, the Company was in the process of gathering the facts and circumstances to complete the assessment of the fair value of Hunt’s property, plant and equipment and mineral properties. On September 1, 2020, the Company had completed the assessment of the fair value of these items and the consolidated financial statements have been updated with the final purchase price allocation.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

The following table summarizes the preliminary and final purchase price allocation.

	Preliminary	Adjustment	Final
	$ (’000)	$ (’000)	$ (’000)
Fair value of the Company’s shares (1)	$2,287	$-	$2,287

Less net identifiable assets (liabilities) of the Company
Cash	60	-	60
Accounts receivable	1,183	-	1,183
Prepaid expenses	14	-	14
Inventory	906	7	913
Mineral properties	7,865	391	8,256
Property, plant and equipment	2,210	2,357	4,567
Goodwill	5,715	(1,706)	4,009
Performance bond	351	-	351
Accounts payable and accrued liabilities	(8,725)	-	(8,725)
Bank indebtedness	(400)	-	(400)
Loan payable and current portion of long-term debt	(581)	-	(581)
Long-term debt	(2,062)	-	(2,062)
Accrued interest on debt	(550)	-	(550)
Reclamation and remediation obligations	(2,075)	-	(2,075)
Deferred tax liabilities	(1,624)	(1,049)	(2,673)
	$2,287	$-	$2,287

(1)
The fair value of 5,908,687 common shares issued to pre-reverse acquisition Hunt shareholders is $2,287 based on the fair value of $0.387 per common share (converted from GBP 0.310 closing stock price of Patagonia Gold Limited prior to the transaction on July 24, 2019).

26. Commitments and contingencies

Republic Metals Corporation (“Republic”) filed for protection under Chapter 11 of the United States Bankruptcy Code on November 2, 2018 (the “Petition Date”) in the United States Bankruptcy Court for the Southern District of New York. Republic processed material from the Company’s Lomada and Cap-Oeste projects in the Santa Cruz province of Argentina prior to the Petition Date. The Chapter 11 plan of liquidation in the bankruptcy proceedings appointed a Litigation Trustee (the “Trustee”) to handle the Bankruptcy Estate of Republic. The Company received a demand letter (the “Demand Letter”) from the Trustee dated March 17, 2020, demanding repayment of amounts previously paid by Republic to the Company within 90 days before the Petition Date. The Company reviewed the Demand Letter with its independent US counsel and counsel has responded to the Demand Letter. Republic was required to have commenced an action to recover the Preference Amount by November 2, 2020. As of the date of approval of these consolidated financial statements, no litigation has been brought by Republic against the Company. No provision has been accrued in these consolidated financial statements related to the Demand Letter as Management does not anticipate that the Company will have to repay any of the amounts previously received from Republic.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

27. Income Taxes
(a) Income tax expense (benefit)
	December 31, 2020	December 31, 2019	December 31, 2018
Current tax expense (benefit)
Current period	$-	$47	$803

Deferred tax expense (benefit)
Current period	2,096	(350)	(3,372)
Prior period tax adjustments	(27)	188	-
Total income tax expense (benefit)	$2,069	$(115)	$(2,569)

The actual income tax provision differs from the expected amount calculated by applying the Canadian parent corporate tax rate to income before tax. These differences result from the following:
	December 31, 2020	December 31, 2019	December 31, 2018
Loss before tax	$(2,312)	$(12,469)	$(20,159)
Statutory income tax rate	25%	25%	19%
Expected income tax (benefit)	$(578)	$(3,117)	$(3,830)
Increase (decrease) resulting from:
Non-taxable items	2,005	118	1,281
Change in unrecognized deferred tax assets	534	1,335	4,365
Tax rate changes, tax rate differences	135	1,361	(1,012)
Prior period tax adjustments	(27)	188	(3,373)
Total income tax expense (benefit)	$2,069	$(115)	$(2,569)

(b) Components of deferred tax assets and liabilities

	December 31, 2020	December 31, 2019
Deferred tax assets are attributable to the following:

Property, plant and equipment	$869	$786
Loss carryforwards	793	2,385
Other	2,898	1,428
Deferred tax assets	4,560	4,599
Set-off of tax	(4,560)	(1,758)
Net deferred tax asset	$-	$2,841

	December 31, 2020	December 31, 2019
Deferred tax liabilities are attributable to the following:

Property, plant and equipment	$(5,552)	$(4,263)
Mineral properties	(1,741)	(1,741)
Long-term debt	(322)	(322)
Other	(968)	(227)
Deferred tax liabilities	(8,583)	(6,553)
Set-off of tax	4,560	1,758
Net deferred tax liability	$(4,023)	$(4,795)

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

(c) Movement of deferred tax assets and liabilities

	Balance December 31, 2019	Recognized in net income (loss)	Acquired in a business combination	Balance December 31, 2020

Property, plant and equipment	$786	$83	$-	$869
Loss carryforwards	2,385	(1,592)	-	793
Other	1,428	1,470	-	2,898
Property, plant and equipment	(4,263)	(1,289)	-	(5,552)
Mineral properties	(1,741)	-	-	(1,741)
Long-term debt	(322)	-	-	(322)
Other	(227)	(741)	-	(968)
	$(1,954)	$(2,069)	$-	$(4,023)

	Balance December 31, 2018	Recognized in net income (loss)	Acquired in a business combination	Balance December 31, 2019

Property, plant and equipment	$580	$206	$-	$786
Loss carryforwards	720	1,665	-	2,385
Other	333	1,095	-	1,428
Property, plant and equipment	-	(3,870)	(393)	(4,263)
Mineral properties	-	-	(1,741)	(1,741)
Long-term debt	-	-	(322)	(322)
Other	(1,075)	1,065	(217)	(227)
	$558	$161	$(2,673)	$(1,954)

(d) Loss carryforwards

The Company and its subsidiaries have tax loss carryforwards within the jurisdictions in which they operate. These loss carryforwards expire between 2023 and 2040. Deferred tax assets have not been recognized in respect of the following items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits.

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2020	December 31, 2019

Deductible temporary differences	103,894	102,519
Tax losses	24,204	19,779
	128,098	122,298

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

28. COVID-19

On March 11 2020, the World Health Organization (WHO) stated the “public health emergency of international concern” and declared the state of pandemic worldwide due to the COVID-19’s outbreak in Wuhan, China and its subsequent global spread.

Following this statement, on March 19 2020, the Argentine Government ordered the “Social, Preventive and Compulsory Isolation” (A.S.P.O. for its acronym in Spanish), by Necessity and Urgency Decree No. 297/2020, imposing the borders’ closure and stringent restrictions on domestic circulation of individuals. Such measures comprised several exceptions, including activities that were considered “essential” and, therefore, were excluded from such restrictions. Successive Necessity and Urgency Decrees extended the term of the mentioned measures until November 8, 2020. As of November 9, 2020, by Necessity and Urgency Decree No. 875/2020 and its amendments, it was established the Preventive and Compulsory Social Distancing (Di.S.P.O. for its acronym in Spanish) that is in full force and effect through February 28, 2021 and can be extended for as long as it may be considered necessary in view of the epidemiological situation.

Subsequently, on December 30, 2020, the Ministry of Health’s Resolution No. 2883/2020, approving the “Strategic COVID-19 Vaccination Plan” in the Republic of Argentina, was issued. It aimed to reduce morbidity, mortality, and socio-economic impacts of the pandemic, based on the stepped and progressive vaccination of certain population groups. As of the date of approval of these consolidated financial statements, the said plan is in its initial implementation phase.

Because of the various measures adopted by the Argentine government, and within the scenario of the economic activity’s generalised recession, the Company has implemented a protocol establishing the working conditions to operate in strict compliance with the public health standards issued by national and provincial authorities, in order to minimize the risk of contagion of co-workers, clients and providers, and to enable the business continuity. It is worth emphasising that, as of the date of approval of these consolidated financial statements, the COVID-19 pandemic continues to be a prevalent situation, the duration of which is uncertain, and the measures taken by the different authorities (national, provincial, and pertaining to town) in response thereto are constantly evolving.

Although the continuity of the Company’s operation has not been significantly affected, the extent of COVID-19's impact on the operational and financial performance will depend on the evolution of events (including the spread rate and duration, as well as the national and international governmental measures taken in such regard) and on the impact this situation may cause on our main clients, employees, and providers; all of which is uncertain and, at present, not possible to foresee. However, the Company’s Management does not anticipate that such impacts will affect the business continuity or the ability to meet financial commitments in the next twelve (12) months.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

29. Restatement from US GAAP to IFRS

The December 31, 2019 US GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	As reported US GAAP	Adjustment for final PPA (e)	Adjusted US GAAP	Adjustment reference				As restated IFRS
				$’000
	$’000	$’000	$’000	(a)	(b)	(c)	(d)	$ (’000)

Current assets
Cash	$685	$-	$685	$-	$-	$-	$-	$685
Receivables	1,516	-	1,516	-	-	-	-	1,516
Inventories	3,347	-	3,347	(141)	-	-	-	3,206
Total current assets	5,548	-	5,548	(141)	-	-		5,407

Non-current assets
Mineral properties	8,610	391	9,001	-	6,456	-	-	15,457
Mining rights	16,997	-	16,997	-	-	-	-	16,997
Property, plant and equipment	10,508	2,196	12,704	2,931	-	-	-	15,635
Goodwill	4,379	(1,706)	2,673	-	-	1,336	-	4,009
Other financial assets	334	-	334	-	-	-	-	334
Deferred tax assets	4,599	-	4,599	(1,758)	-	-	-	2,841
Other receivables	3,814	-	3,814	-	-	-	-	3,814
Total non-current assets	49,241	881	50,122	1,173	6,456	1,336	-	59,087
Total assets	$54,789	$881	$55,670	$1,032	$6,456	$1,336	$-	$64,494

Current liabilities
Bank indebtedness	$14,989	$-	$14,989	$-	$-	$-	$-	$14,989
Accounts payable and accrued liabilities	5,992	-	5,992	-	-	-	-	5,992
Accounts payable with related parties	6,717	-	6,717	-	-	-	-	6,717
Loan payable and current portion long-term debt	334	-	334	-	-	-	-	334
Total current liabilities	28,032	-	28,032	-	-	-	-	28,032

Non-current liabilities
Long-term debt	312	-	312	-	-	-	-	312
Long-term debt with related parties	11,708	-	11,708	-	-	-	-	11,708
Asset retirement obligation	2,812	-	2,812	-	-		(2,812)	-
Reclamation and remediation obligations	-		-			2,991	2,812	5,803
Deferred tax liabilities	2,693	1,050	3,743	1,052	-	-	-	4,795
Other long-term payables	56	-	56	-	-	-	-	56
Total non-current liabilities	17,581	1,050	18,631	1,052	-	2,991	-	22,674
Total liabilities	45,613	1,050	46,663	1,052	-	2,991	-	50,706

Shareholders’ equity
Capital stock	2,588	-	2,588	-	-	-	-	2,588
Additional paid in capital	181,676	-	181,676	-	-	-	(181,676)	-
Contributed surplus	-	-	-	-	-	-	180,269	180,269
Accumulated deficit	(174,270)	(169)	(174,439)	10	6,687	(1,655)	(16,738)	(186,135)
Accumulated other comprehensive income (loss)	(575)	-	(575)	-	-	-	18,961	18,386
Total shareholders' equity attributable to the parent:	9,419	(169)	9,250	10	6,687	(1,655)	816	15,108
Non-controlling interest	(243)	-	(243)	(30)	(231)	-	(816)	(1,320)
Total shareholders' equity	9,176	(169)	9,007	(20)	6,456	(1,655)	-	13,788
Total liabilities and shareholders’ equity	$54,789	$881	$55,670	$1,032	$6,456	$1,336	$-	$64,494

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

The US GAAP consolidated statement of comprehensive loss for the year ended December 31, 2018 has been reconciled to IFRS as follows:

	As reported US GAAP	Adjustment reference				As restated IFRS
		$’000
	$’000	(a)	(b)	(c)	(d)	$’000

Revenue	$47,441	$648	$-	$-	$-	$48,089
Cost of sales	(36,361)	(8,301)	-	-	-	(44,662)
Gross profit	11,080	(7,653)	-	-	-	3,427

Operating income (expenses):
Other operating income	1,505	-	-	-	(1,505)	-
Exploration expenses	(1,802)	3	(367)	(578)	-	(2,744)
Administrative expenses	(6,017)	(3,100)	(1,834)	-	-	(10,951)
Share-based payments expense	(190)	-	-	-	-	(190)
Interest expense	(1,665)	298	-	-	-	(1,367)
Total operating expense:	(8,169)	(2,799)	(2,201)	(578)	(1,505)	(15,252)

Other income/(expenses)
Interest income	142	(20)	-	-	-	122
Loss on foreign exchange	(12,761)	(1,643)	-	-	-	(14,404)
Accretion expense	(578)	-	-	578	-	-
Gain on hyperinflationary net monetary position	-	4,448	-	-	-	4,448
Other income	-	(5)	-	-	1,505	1,500
Total other income/(expenses)	(13,197)	2,780	-	578	1,505	(8,334)
Loss – before income taxes	(10,286)	(7,672)	(2,201)	-	-	(20,159)

Income tax benefit	2,440	129	-	-	-	2,569
Net loss	$(7,846)	$(7,543)	$(2,201)	$-	$-	$(17,590)

Attributable to non-controlling interest	(528)	(538)	(220)	(58)	-	(1,344)
Attributable to equity share owners of the parent	(7,318)	(7,005)	(1,981)	58	-	(16,246)
	(7,846)	(7,543)	(2,201)	-	-	(17,590)
Other comprehensive income (loss) net of tax
Change in fair value of investment	(13)	-	-	-	-	(13)
Foreign currency translation adjustment	(2,824)	9,836	-	-	-	7,012
Total other comprehensive income (loss)	(2,837)	9,836	-	-	-	6,999
Total comprehensive income (loss)	$(10,683)	$2,293	$(2,201)	$-	$-	$(10,591)

Weighted average shares outstanding – basic and diluted	254,387,482					254,387,482

Net loss per share – basic and diluted	$(0.031)	$(0.030)	$(0.008)	$-	$-	$(0.069)

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

The US GAAP consolidated statement of comprehensive loss for the year ended December 31, 2019 has been reconciled to IFRS as follows:

	As reported US GAAP	Adjustment for final PPA (e)	Adjusted US GAAP	Adjustment reference			As restated IFRS
				$’000
	$’000	$’000	$’000	(a)	(b)	(c)	$’000

Revenue	$21,938	$-	$21,938	$-	$-	$-	$21,938
Cost of sales	(16,430)	7	(16,423)	(715)	-	-	(17,138)
Gross profit	5,508	7	5,515	(715)	-	-	4,800

Operating income (expenses):
Exploration expenses	(3,758)	-	(3,758)	-	1,150	-	(2,608)
Administrative expenses	(7,262)	(169)	(7,431)	(157)	(3,456)	-	(11,044)
Impairment of mineral properties	(1,996)	-	(1,996)	-	-	-	(1,996)
Share-based payments expense	(127)	-	(127)	-	-	-	(127)
Interest expense	(2,131)	-	(2,131)	-	-	-	(2,131)
Total operating expense:	(15,274)	(169)	(15,443)	(157)	(2,306)	-	(17,906)

Other income/(expenses)
Interest income	191	-	191	-	-	-	191
Gain/(loss) on foreign exchange	377	-	377	104	-	-	481
Accretion expense	(179)	-	(179)	-	-	144	(35)
Total other income/(expenses)	389	-	389	104	-	144	637
Income (loss) – before income taxes	(9,377)	(162)	(9,539)	(768)	(2,306)	144	(12,469)

Income tax benefit (expense)	(298)	-	(298)	413	-	-	115
Net income (loss)	$(9,675)	$(162)	$(9,837)	$(355)	$(2,306)	$144	$(12,354)

Attributable to non-controlling interest	(122)	-	(122)	(30)	(231)	-	(383)
Attributable to equity share owners of the parent	(9,553)	(162)	(9,715)	(325)	(2,075)	144	(11,971)
	(9,675)	(162)	(9,837)	(355)	(2,306)	144	(12,354)
Other comprehensive income (loss) net of tax
Change in fair value of investment	(28)	-	(28)		-	-	(28)
Foreign currency translation adjustment	(28)	-	(28)	402	-	-	374
Total other comprehensive income (loss)	(56)	-	(56)	402	-	-	346
Total comprehensive income (loss)	$(9,731)	$(162)	$(9,893)	$47	$(2,306)	$144	$(12,008)

Weighted average shares outstanding – basic and diluted	282,306,312	-	282,306,312	-	-	-	282,306,312

Net income (loss) per share – basic and diluted	$(0.034)	$-	$(0.035)	$-	$(0.009)	$-	$(0.044)

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

The US GAAP components of shareholders' equity as at January 1, 2018 has been reconciled to IFRS as follows:

	As reported US GAAP	Adjustments	As Restated IFRS

Capital stock	$31,868	$18	$31,886
Accumulated Deficit	(157,399)	(604)	(158,003)
Contributed surplus	-	159,193	159,193
Accumulated other comprehensive income	2,318	(2,018)	300
Additional paid in capital	149,982	(149,982)	-
Total attributed to parent	$26,769	$6,607	$33,376
Non-controlling interest	407	-	407
Total	$27,176	$6,607	$33,783

The US GAAP components of shareholders' equity as at December 31, 2018 has been reconciled to IFRS as follows:

	As reported US GAAP	January 1, 2018 Opening balance adjustments as per table above					As restated IFRS
			Adjustment reference
			(a)	(b)	(c)	(d)

Capital stock	$301	$18	$-	$-	$-	$(18)	$301
Accumulated Deficit	(164,717)	(604)	(7,005)	(1,981)	58	85	(174,164)
Contributed surplus	-	159,193	-	-	-	20,949	180,142
Accumulated other comprehensive income	(519)	(2,018)	9,836	-	-	10,741	18,040
Additional paid in capital	181,549	(149,982)	-	-	-	(31,567)	-
Total attributed to parent	$16,614	$6,607	$2,831	$(1,981)	$58	$190	$24,319
Non-controlling interest	(121)	-	(538)	(220)	(58)	-	(937)
Total	$16,493	$6,607	$2,293	$(2,201)	$-	$190	$23,382

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

The US GAAP consolidated statement of cash flows for the year ended December 31, 2018 has been reconciled to IFRS as follows:

	As reported US GAAP	Adjustment	As restated IFRS
Cash flow from operating activities
Net loss	$(7,846)	$(9,744)	$(17,590)
Items not affecting cash
Depreciation of property, plant and equipment	4,512	2,834	7,346
Depreciation of mineral properties	-	3,069	3,069
Amortization of mining rights	100	-	100
Net impairment of assets	690	1,570	2,260
Share based payment expense	190	-	190
Asset retirement obligation	(712)	712	-
Write-down of inventory	8,881	6,266	15,147
Accretion expense	578	(578)	-
Restatement for hyperinflation	-	(17,047)	(17,047)
Deferred tax expense/(benefit)	(2,440)	(129)	(2,569)
	3,953	(13,047)	(9,094)
Net change in non-cash working capital items
(Increase)/decrease in receivables	3,841	(1)	3,840
(Increase)/decrease in deferred tax assets	1,548	(1,110)	438
(Increase)/decrease in inventory	6,932	(5,887)	1,045
Increase/(decrease) in accounts payable and accrued liabilities	(4,094)	4,472	378
Increase/(decrease) in other long-term payables	(82)	82	-
Increase/(decrease) in provision	-	(216)	(216)
Increase/(decrease) in transaction taxes payable	(329)	-	(329)
	7,816	(2,660)	5,156
Net cash provided by/(used in) operating activities	11,769	(15,707)	(3,938)

Cash flows from investing activities
Purchase of property, plant and equipment	(4,063)	(247)	(4,310)
Purchase of mineral property	(698)	(545)	(1,243)
Purchase of mining rights	(14,612)	-	(14,612)
Proceeds from disposal of property, plant and equipment	7,515	(15)	7,500
Net cash used in investing activities	(11,858)	(807)	(12,665)

Cash flow from financing activities
Bank indebtedness (repayment)	7,877	1	7,878
Proceeds from loans	6,278	23,660	29,938
Repayment of loans	(18,625)	(19,843)	(38,468)
Net cash provided by/(used in) financing activities	(4,470)	3,818	(652)

Net increase/(decrease) in cash	(4,559)	(12,696)	(17,255)
Effect of foreign exchange on cash	3,934	12,691	16,625
Cash, beginning of year	1,285	(1)	1,284
Cash, end of the year	$660	$(6)	$654

Taxes paid	(329)	-	(329)
Interest paid	(634)	(699)	(1,333)
Supplemental non-cash information
Change in value of investments	(13)	-	(13)

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

The US GAAP consolidated statement of cash flows for the year ended December 31, 2019 has been reconciled to IFRS as follows:

	As reported US GAAP	Adjustment	As restated IFRS
Cash flow from operating activities
Net loss	$(9,675)	$(2,679)	$(12,354)
Items not affecting cash
Depreciation of property, plant and equipment	1,844	1,184	3,028
Depreciation of mineral properties	-	3,456	3,456
Amortization of mining rights	100	-	100
Net impairment of assets	1,996	(1,996)	-
Share based payment expense	127	-	127
Asset retirement obligation	1,342	(1,342)	-
Provisions	-	2,419	2,419
Impairment of mineral properties	-	1,996	1,996
Write-down of inventory	2,368	-	2,368
Accretion expense	179	(144)	35
Deferred tax expense/(benefit)	298	(413)	(115)
	(1,421)	2,481	1,060
Net change in non-cash working capital items
(Increase)/decrease in receivables	3,863	1	3,864
(Increase)/decrease in deferred tax assets	1,787	6	1,793
(Increase)/decrease in inventory	1,477	(231)	1,246
(Increase)/decrease in other financial assets	32	(4)	28
Increase/(decrease) in accounts payable and accrued liabilities	(3,116)	(8)	(3,124)
Increase/(decrease) in accounts payable and accrued liabilities with related parties	301	-	301
Increase/(decrease) in interest payable	-	(9)	(9)
Increase/(decrease) in provision	-	(24)	(24)
Increase/(decrease) in other long-term payables	(23)	23	-
Increase/(decrease) in transaction taxes payable	(126)	-	(126)
	4,195	(246)	3,949
Net cash provided by/(used in) operating activities	2,774	2,235	5,009

Cash flows from investing activities
Purchase of property, plant and equipment	(777)	-	(777)
Purchase of mineral property	(216)	(2,710)	(2,926)
Proceeds from disposal of property, plant and equipment	113	76	189
Net cash used in investing activities	(880)	(2,634)	(3,514)

Cash flow from financing activities
Bank indebtedness (repayment)	2,608	-	2,608
Proceeds from loans with related parties	8,515	-	8,515
Repayment of loans	(10,530)	-	(10,530)
Net cash provided by/(used in) financing activities	593	-	593

Net increase/(decrease) in cash	2,487	(399)	2,088
Effect of foreign exchange on cash	(2,462)	405	(2,057)
Cash, beginning of year	660	(6)	654
Cash, end of the year	$685	$-	$685

Taxes paid	(126)	-	(126)
Interest paid	(416)	-	(416)
Supplemental non-cash information
Change in value of investments	(28)	-	(28)

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

The following summarizes the significant changes to the Company’s accounting policies upon the transition from US GAAP to IFRS:

a)	Hyperinflationary economies

Under US GAAP, once the Argentine Peso had been designated to be a highly inflationary economy, the Company was required to change the functional currency for those subsidiaries to the Company’s reporting currency USD.

In accordance with IAS 29, Financial Reporting in Hyperinflationary Economies, the Company’s subsidiaries’ financial statements with Argentine Peso functional currency are restated by applying a general price index and translated at closing rates before they are included in the consolidated financial statements. The subsidiary financial statements in hyperinflationary economies have used the Consumer Price Index (IPC) published by the National Institute of Statistics and Census (INDEC) as from January 2017 (base month: December 2016) and the Wholesale Price Index (IPIM) published by the INDEC to date, by computing for the months of November and December 2015, on which no INDEC information is available on changes in the IPIM, the IPC variation in the City of Buenos Aires.

b)	Development and exploration costs

Under US GAAP, development and exploration costs are expensed until the mineralization is classified as proven and probable and determination of the technical feasibility and the commercial viability of the property.

Under IFRS 6, Exploration for and Evaluation of Mineral Resources, the Company shall determine an accounting policy specifying which expenditures are capitalized as mineral properties. The Company has determined that exploration and development costs previously expensed under US GAAP will be capitalized under IFRS for the Cap-Oeste, Lomada de Leiva, Mina Martha and La Josefina mineral properties.

c)	Reclamation and remediation obligations

Under US GAAP, the present value of reclamation and remediation obligations are measured using a credit-adjusted risk free discount rate and the obligation is not remeasured for changes in the risk-free rate as the credit-adjusted risk-free rate used to initially measure the obligation is used for all subsequent reductions in the estimated gross future cash flows. Only if the estimated gross future cash flows are increased is the discount rate changed to reflect the current risk-free rate.

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the present value of reclamation and remediation obligations are measured using a risk-free discount rate at each statement of financial position date.

d)	Presentation differences

Some figures stated under US GAAP have been reclassified to conform with the presentation requirements under IFRS.

e)	Final purchase price allocation

Upon the reverse acquisition of Hunt Mining Corp., the Company was in the process of gathering the facts and circumstances to complete the assessment of the fair value of Hunt’s property, plant and equipment and mineral properties. The Company had recorded provisional amounts for these assets in the previous consolidated financial statements. On September 1, 2020 the Company completed the assessment of the fair value of these items. The December 31, 2019 consolidated financial statements have been restated as if the reverse acquisition was originally accounted for using the final purchase price allocation.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (In thousands of U.S. dollars unless otherwise stated)

30. Subsequent events

a)	As of February 2021, Cantomi Uruguay is no longer a related party as Carlos Miguens no longer has control of the Company.

b)	On March 8, 2021, the Company received definitive environmental permits (“Permits”) for both the development of its flagship Cap-Oeste Gold/Silver Project and the restart of its Lomada de Leiva (“Lomada”) Gold Project. These Permits allow for the development and operation of mining operations in the mining friendly Santa Cruz Province in Argentina.

c)	On March 10, 2021, the Company completed a private placement offering and raised gross proceeds of $9.3 million through the issuance of 104,086,063 units of the Company at a price of $0.09 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder thereof to purchase one common share at an exercise price of $0.13 until March 10, 2024.

In connection with the private placement, the Company paid $226 in cash commission and advisory fees to the Agents and issued 2,509,586 compensation options. Each compensation option is exercisable for one unit of the Company at a price of $0.09 per compensation option. Each unit consists of one common share of the Company and one Warrant. Each Warrant entitles the holder thereof to purchase one common share at an exercise price of $0.13 until March 10, 2024.

d)	On March 12, 2021, the Company exercised the option to acquire 100% interest in the Mina Angela property. In connection with the exercising of the option, the Company will pay the second earn-in payment of $250 and a final payment of $500 is expected to be paid within 30 days of the verification that legal restrictions preventing development of mining activity in the Chubut Province and at the Mina Angela property have been lifted in such a manner that Patagonia thereafter has the ability to perform exploration and exploitation mining activities on Mina Angela property. For more information, see note 7.

e)	On April 19, 2021, the Company entered into definitive agreements to acquire two projects in Argentina. Patagonia entered into a definitive option agreement dated April 15, 2021 (the “Option Agreement”) with Mirasol Resources Ltd. (“Mirasol”) and Mirasol’s wholly-owned subsidiary Australis S.A. (“Australis” and together with Mirasol, the “Vendors”), which grants Patagonia an option to acquire a 75% undivided interest in and to Australis’ rights and interest in the Homenaje project (the “Homenaje Project”) located in Santa Cruz Province, Argentina. Patagonia also entered into a definitive transfer agreement dated April 15, 2021 (the “Transfer Agreement”) with the Vendors, which grants Patagonia a 100% undivided interest in and to Australis’ rights and interest in the Nico project (the “Nico Project”) located in Santa Cruz Province, Argentina. The Nico Project was previously explored by Mirasol, while the Homenaje Project, which is adjacent to two mining operations, holds targets that have yet to be drilled.

Pursuant to the Option Agreement, Patagonia has an option to earn a 75% interest in the Homenaje Project over six years upon achievement of the following (collectively, the “Earn-In Obligations”):

• an initial work program over six years of $2.55 million in exploration expenditures, including 2,500 meters of drilling, on the Homenaje Project;
• expenditures on exploration activities with respect to the Homenaje Project (the “Exploration Expenditures”) of a minimum of $0.4 million over the first 18-months;
• following completion of the initial Exploration Expenditures and drilling obligations due within the first 30 months, Patagonia must complete a minimum of $0.4 million of Exploration Expenditures in any 12-month period, and a minimum of $0.2 million of Exploration Expenditures in any six-month period; and
• a pre-feasibility study, prepared in accordance with NI 43-101, for a mineral resource of not less than 300,000 ounces of gold equivalent.

Upon Patagonia completing the Earn-In Obligations, Patagonia and the Vendors will hold 75% and 25%, respectively, in a joint venture company holding the Homenaje Project. If either party’s equity interest is diluted below 10%, it will convert to a 2% NSR royalty.

Pursuant to the terms of the Transfer Agreement, Patagonia has acquired the Vendors’ interest in the Nico Project in exchange for a 1.5% NSR royalty. If, by the end of third-year, the Nico Project has not been operated as a producing mine, or Patagonia has not produced and shipped minerals in commercial quantities (excluding bulk sampling or pilot plant operations, if any) from the Nico Project for a period of 30 consecutive days, Mirasol will have the right to regain full ownership of the Nico Project at no cost.