Form 20-F
period 2021-12-31
Patagonia Gold Corp.
filed 2022-05-02
CIK 1551206

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________________

For the transition period from_________________to______________

Commission File Number: 333-182072

PATAGONIA GOLD CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Av. Libertador 498 P.26 Argentina C.A.B.A

(Address of principal executive offices)

2200 HSBC Building, 885 West Georgia Street

Vancouver, British Columbia

V6C 3E8

(+5411) 52786950

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 466,566,441 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

NOTE REGARDING FOREIGN PRIVATE ISSUER STATUS

Patagonia Gold Corp. was incorporated under the Business Corporations Act (Alberta) and currently exists under and is governed by the Business Corporations Act (British Columbia). Our business is administered principally outside of the United States and the majority of our assets are located outside of the United States. Pursuant to the RTO, shareholders of PGL received 254,355,192 common shares of the Company (representing an ownership interest of approximately 80%). As a result, as of December 31, 2021, 77.89% of the Company’s common stock was held by non-United States citizens and residents.

NOTE REGARDING THE PREPARATION OF THE COMPANY’S FINANCIAL STATEMENTS

Prior to the RTO, the Company did not qualify as a foreign private issuer and was therefore required to file its financial statements with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with United States generally accepted accounting principles (“U.S. GAAP”). As a result of the RTO and the Company qualifying as a foreign private issuer, the Company prepared its financial statements for the year ended December 31, 2021 and 2020 in accordance with IFRS, as issued by the IASB. The Company’s financial statements included in this Annual Report for the years ended December 31, 2019 were previously prepared in accordance with U.S. GAAP and converted for the purposes of this Annual Report in order to comply with IFRS, as issued by the IASB.

GLOSSARY OF MINING TERMS

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms used in this annual report.

“Adularia” - A low temperature variety of potassium feldspar as an accessory mineral in low sulfidations mineral deposits.

“Andesite” – A dark-colored, fine-grained, mostly extrusive (volcanic) rock, that is the fine-grained equivalent of diorite, and composed of plagioclase feldspar and one or more mafic minerals (e.g., biotite, hornblende, pyroxene, usually <20%).

“Argillic” - Pertaining to clay or clay minerals (i.e., argillic alteration in which certain minerals of a rock are converted to minerals of the clay group).

“Breccia / brecciated” - A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix. Breccia may form from explosive igneous activity, collapse of rock material, faulting or other processes.

“Chalcedonic” - A general term for all varieties of quartz that are made of microscopic or submicroscopic crystals.

“Chargeability and resistivity” - The response of geologic body to the flow of an electrical current: i.e., conduct or retain (chargeable) or resist (resistivity), often used in geophysical mineral exploration.

“Cockade / cockade texture” - Fault or cavity fillings in which the fragments are surrounded by concentric layers of cementing minerals (e.g. quartz) common in low-temperature, hydrothermal mineral deposits.

“Colloform” - Said of the rounded, finely-banded mineral texture formed by ultra-fine-grained rhythmic precipitation of minerals like quartz.

“Cutoff grade / cut-off grade” - The minimum grade required for a mineral commodity to be economically mined (or processed).

“Depletion” - The decrease in quantity of ore in a deposit or property resulting from extraction or production.

“Development” - Activities involved in preparing a mine for ore extraction and a planned production level, including tunneling, shaft sinking, crosscutting, drifting and raising, and those costs incurred to enable the conversion of mineralization to reserves.

“Dilution” - The mixing of waste rock with ore, resulting in a decrease in the overall grade.

“Diamond drilling / core drilling” - A form of rotary drilling which uses a diamond-impregnated drill bit attached to the end of the drill pipe to extract a cylindrical section of rock from the subsurface.

“Dilational” - A widening of a structural feature (i.e. dilational fault).

“Dissolution” - the process whereby a metal is dissolved and becomes amenable to separation from the gangue material.

“Electrum” - A naturally occurring alloy of gold and silver.

“Epithermal” - Said of a mineral deposit that deposited from warm waters at shallow depth under conditions in the lower ranges of temperature and pressure (used to describe mineral veins and ore deposits.

“Exploration” - Activities associated with ascertaining the existence, location, extent or quality of mineralization, including economic and technical evaluations of mineralization.

“Flotation” - The process whereby certain chemicals are added to the material fed to the leach circuit in order to float the desired minerals to produce a concentrate of the mineral to be processed. This process can be carried out in flotation cells.

“Ginguro / ginguro banding” – Gray to black colloform bands of quartz colored by sulfides.

“Grade” - The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

“Grinding” - Reducing rock to the consistency of fine sand by crushing and abrading in a rotating steel grinding mill.

“Hydrothermal / hydrothermal processes” - Said of the subsurface movement of hot mineral-laden fluids.

“Kaolinite” - A clay mineral, with the chemical composition Al₂Si₂O₄.

“Illite” - A light-colored clay mineral of the muscovite mica group.

“IP-Res/Pole-dipole/PDP-IP” (Induced polarization-Resistivity) - Electrical geophysical methods used in mineral exploration to measure the flow, or resistance to flow, of an artificial electrical current.

“Landsat Thematic Mapper” – One of the satellite-based, earth observing sensors introduced in the Landsat program, images which are commonly used in mineral exploration.

“Leaching” – Dissolution of gold from the crushed and milled material, including reclaimed slime followed by absorption and concentration onto the activated carbon.

“Low sulfidation processes / mineral deposits” - Low sulfidation epithermal deposits represent the uppermost, or most distal, parts of intrusion-related hydrothermal mineral systems. They generally form within 500 meters of surface but may extend to 1-2 kilometers.

“Massif” – A geologically distinct mass of rock or a series of connected masses.

“Milling” or “mill” - The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

“Mineralization” - The presence of a target mineral in a mass of host rock.

“Mineralized shoot” - A concentration of mineralization deposited in a portion of a vein or fissure. The shoot consists of the most valuable part(s) of the mineral deposit.

“Net smelter return” or “NSR” - The volume of a refined metal sold during the relevant period multiplied by the average spot metal price and the average exchange rate for the period, less refining, transport and insurance costs.

“Open pit” - Mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

“Ore” - A mixture of material containing minerals from which at least one of the minerals can be mined and processed at an economic profit.

“Ore body” - A well defined mass of material of sufficient mineral content to make extraction economically viable.

“Ore grade” - The average amount of gold contained in a tonne of gold-bearing ore expressed in grams per tonne.

“Ore reserves” or “reserves” - That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

“Ounce” - One troy ounce, which equals 31.1035 grams.

“Porphyritic” - An adjective used to describe igneous rocks with a distinct difference in the size of mineral crystals, with the larger crystals known as phenocrysts. Both extrusive and intrusive rocks can be porphyritic.

“Prospect” - To investigate a site with insufficient data available on mineralization to determine if minerals are economically recoverable or a site deemed favorable for mineral exploration activities.

“RAB” (Rotary Air Blast) - A drilling technique to collect small fragments of rock by rotation and percussion (impact) using high-pressure air to move to fragments to surface between the drill pipe and the wall rock.

“RC or RVC” - Reverse circulation: A drilling technique in which rock fragments are moved up the center tube of a special type of rotary, percussion drilling machine.

“Refining” - The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

“Sampling” - Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

“Silicified” - Said of a geologic formation that has been replaced by silica, as quartz, chalcedony, or opal.

“Sinter” - A near surface incrustation formed by precipitation of minerals from hot or cold mineral waters in springs, lakes, or streams; specif. siliceous sinter and calcareous sinter.

“Smectite” - A group of hydrous, aluminous phyllosilicate minerals (micas) with variable amounts of iron, magnesium, alkali metals, and other cations. Common accessory mineral in hydrothermal mineral deposits.

“Sulfosalts” - A group of sulfide minerals that contain one or more true metals, sulfur, and either of the semi-metals antimony, arsenic, or bismuth. They are generally soft, have a metallic luster.

“Tenement” - A piece of land held by an owner. Also referred to as concession or claim.

CAUTIONARY NOTE REGARDING ESTIMATES OF MINERAL RESOURCES

Except where noted, the reserve and resource estimates in this Annual Report have been prepared in accordance with the requirements of SEC Regulation S-K (Subpart 1300) (“S-K 1300”) which came into force on January 1, 2021 and replaces Industry Guide 7. S-K 1300 now aligns most mining disclosure for SEC registrants in accordance with the definitions provided by the Committee for Reserves International Reporting Standards (“CRIRSCO”). Investors are cautioned however, that all reserve and resource estimates previously furnished or filed by the Company with the SEC were initially prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 was also developed in accordance with CRIRSCO guidelines.

S-K 1300 includes the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under CRIRSCO. As a result of the adoption of S-K 1300, the SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to CRIRSCO definitions.

Investors are cautioned that while the above terms are substantially similar to CRIRSCO terms, there are differences in the definitions under S-K 1300 and CRIRSCO. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under S-K 1300.

Investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, (i) a “measured mineral resource” has a higher level of confidence than that applying to either an “indicated mineral resource” or an “inferred mineral resource”, it may be converted to a “proven mineral reserve” or to a “probable mineral reserve”, (ii) an “indicated mineral resource” has a lower level of confidence than that applying to a “measured mineral resource” and may only be converted to a “probable mineral reserve”, and (iii) an “inferred mineral resource” has a lower level of confidence than that applying to an “indicated mineral resource” and must not be converted to a “mineral reserve”. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this report (including information incorporated by reference) are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities legislation. The Company’s forward-looking statements include current expectations and projections about future production, results, performance, prospects and opportunities, including reserves and other mineralization. The Company has tried to identify these forward-looking statements by using words such as “may,” “might,” “will,” “expect,” “anticipate,” “believe,” “could,” “intend,” “plan,” “estimate” and similar expressions. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, which may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]

Not Applicable.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Following this statement, on March 19, 2020, the Argentine Government ordered the “Social, Preventive and Compulsory Isolation” (“ASPO” for its acronym in Spanish), by Necessity and Urgency Decree No. 297/2020, imposing border closures and stringent restrictions on domestic circulation of individuals. Such measures comprised several exceptions, including activities that were considered “essential” and, therefore, were excluded from such restrictions. Successive Necessity and Urgency Decrees extended the term of the mentioned measures until November 8, 2020. As of November 9, 2020, by Necessity and Urgency Decree No. 875/2020 and its amendments, it was established the Preventive and Compulsory Social Distancing (“DISPO” for its acronym in Spanish) that is in full force and effect through February 28, 2021 and can be extended for as long as it may be considered necessary in view of the epidemiological situation.

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

Limited operating history

The Company has a history of producing metals from its current mineral properties, which continued through 2021 albeit at a lower level than that of the prior year. The Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

●	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
●	the availability and costs of skilled labour and mining equipment;
●	the availability and cost of appropriate smelting and/or refining arrangements;
●	the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and
●	the availability of funds to finance construction and development activities.

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

Higher than normal capital costs to take some of the Company’s projects into production

None of the Company’s mineral properties have a significant operating history upon which the Company can accurately base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon studies which derive estimates of cash operating costs based upon, among other things:

●	anticipated tonnage, grades and metallurgical characteristics of the material to be mined and processed;
●	anticipated recovery rates of gold, copper and other metals from the processed material;
●	cash operating costs of comparable facilities and equipment; and
●	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company, if prepared, may differ significantly from those anticipated by current studies and estimates, and there can be no assurance that the Company’s actual operating costs will not be higher than currently anticipated. Whether income will result from projects undergoing exploration and development programs depends on the successful establishment of mining operations. Successful project development is affected by factors such as:

●	costs;
●	actual mineralization;
●	consistency and reliability of ore grades; and
●	commodity prices.

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

Variance in mineral production yield than is currently estimated

The Company’s current reported mineral resources are only estimates. The Company cannot give any assurance that the estimated mineral resources will be recovered or that they will be recovered or the rates at which they will be recovered. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition. Such production estimates are dependent on, among other things:

●	the accuracy of mineral resource estimates;
●	the accuracy of assumptions regarding in situ grades and recovery rates;
●	ground conditions;
●	physical characteristics of the material mined;
●	the presence or absence of particular metallurgical characteristics; and
●	the accuracy of estimated rates and costs of mining, ore haulage and processing.

Mineral resource estimates may require revision (either up or down) based on actual experience. Market fluctuations in the price of metals, as well as changes in costs or recovery rates, may render certain mineral resources uneconomic and may ultimately result in a restatement of resources. Moreover, short-term operating factors relating to the mineral resources, such as the need for sequential development of mineral deposits and the processing of new or different grades, may adversely affect the Company’s profitability in any particular accounting period.

Dependence on limited mining properties

The Calcatreu and Cap-Oeste properties account for a significant majority of the Company’s mineral resources and the potential for the future generation of revenue. Any adverse development affecting the progress of the Calcatreu and Cap-Oeste properties such as, but not limited to, obtaining financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect of the Company’s financial performance and results of operations.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of mining or metallurgical recovery will be realized or that any identified mineral deposit will ever qualify as a mineral reserve which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather conditions, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

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

Dependence on the directors and officers

The Company’s future success is dependent on its ability to attract and retain suitably qualified directors and officers in the future and the ability of such directors and officers to deal effectively with complex risks and relationships and to execute the Company’s exploration plan and future development plans. The success of the Company is, and will continue to be, to a significant extent dependent on the expertise and experience of its directors and officers and the loss of one or more of the directors or officers could have a material adverse effect on the Company. The success of the Company will depend on the ability of its directors and officers to interpret market, engineering, metallurgical and geological data correctly and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate investment opportunities, monitor such investments and ultimately, if required, successfully divest such investments. Furthermore, two of the Company’s directors (Messrs. Miguens and Hunt) collectively, hold directly or indirectly 62.84% of the Company’s issued and outstanding common shares on a non-diluted basis and the Company has agreed that they each have a right (the “Participation Rights”) to maintain their percentage interest in the Company upon certain equity issuances undertaken by the Company until December 31, 2022 so long as their ownership interest is not less than 20%. As a result of their shareholdings and the Participation Rights, they have the ability, among other things, to approve significant corporate transactions and delay or prevent a change of control of the Company that could otherwise be beneficial to minority shareholders. They will also have the ability to control the outcome of any matter submitted for the vote or consent of the Company’s shareholders. In some cases, their interests may not be the same as those of the Company’s other shareholders, and conflicts of interest may arise from time to time that may be resolved in a manner detrimental to the Company or its minority shareholders.

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

Labour and employment matters

Adverse changes in labor regulations may have a material adverse effect on the Company’s business, results of operations and financial condition.

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

The majority of sources of funds expected to be available to the Company for potential acquisitions and its exploration and development projects are in large portion expected to be derived from the issuance of equity. While the Company has been able in the past to obtain equity financing and has secured shareholder loans to undertake planned exploration and development programs, there is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Although the Company intends to generate operating income and cash flow from mining operations, there can be no assurances that the Company will have sustainable economic operations or be able to generate positive operating income or cash flow from such operations.

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

Project production and profitability

The commercial viability of mineral deposits of the kind located and believed to be located on the Martha Mine and the its other Patagonia properties is dependent upon a number of factors, including the quality, size, grade, and other attributes of the deposits and the proximity to, and availability of, infrastructure necessary to develop and exploit minerals on a commercial scale.

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

Risks associated with the transportation of concentrate

The concentrates to be produced by the Company have significant value and will be loaded onto road vehicles for transport. The geographic location of the Martha Mine and it other Patagonia properties in Argentina and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

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

The price of the Company’s common shares has been and may continue to be volatile

The common shares of the Company are currently listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “PGDC”. The trading price for the Company’s common shares has been and is likely to continue to be highly volatile. Factors that could adversely affect the price of its common shares include:

●	fluctuations in operating results;
●	changes in governmental regulation;
●	litigation;
●	general stock market and economic conditions;
●	number of shares available for trading (float); and
●	inclusion in or dropping from stock indexes.

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

In order to maintain the Company’s current status as a “foreign private issuer” (as defined in Rule 405 under the United States Securities Act of 1933), where more than 50% of its outstanding voting securities are directly or indirectly owned by residents of the United States, the Company must not have any of the following: (i) a majority of its executive officers or directors being U.S. citizens or residents, (ii) more than 50% of its assets being located in the United States, or (iii) its business being principally administered in the United States. If the Company were to lose its foreign private issuer status:

●	it would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD and the Section 16 short swing profit rules;
●	it would be required to commence reporting on forms required of U.S. companies, such as Forms l0-K, 10-Q and 8-K, rather than the forms currently available to it, such as Forms 20-F and 6-K;
●	it would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada; and
●	if it engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing.

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

Item 4 . Information on the Company

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

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

The Company maintains an Internet site at https://patagoniagold.com/.

Principal Capital Expenditures/Divestitures over the last Three Fiscal Years

The table below for the years ended December 31, 2019 to December 31, 2021 contains selected financial data (in thousands of U.S. dollars) prepared in accordance with IFRS derived from the Company’s audited consolidated financial statements for the periods ending on such dates.

	Mineral Property Expenditures*	Exploration Expenses	Property, Plant and Equipment Expenditures*	Total
2019	$2,926	$2,608	$777	$6,311
2020	$942	$2,303	$976	$4,221
2021	$2,951	$4,604	$1,839	$9,394

*Excludes any assets acquired as part of the RTO in 2019

The Company did not have any divestitures over the last three fiscal years.

B.	Business Overview

Patagonia is an exploration and development company, engaged in the exploration of mineral properties and exploitation of mineral resources and mineral reserves in the Santa Cruz, Rio Negro and Chubut Provinces of Argentina. Patagonia’s material properties are Calcatreu in the Rio Negro province of Argentina and Cap-Oeste in the Santa Cruz province of Argentina~~.~~

Calcatreu Property

The Company’s principal material property is Calcatreu located in south-central Rio Negro province approximately 80 km southwest of the town of Jacobacci. The Calcatreu Property is located in the Jurassic-aged Somuncura Massif along the NW- to SE-oriented, regional-scale Gastre Fault System; a highly prospective belt of Mesozoic-aged rocks and structures and base and precious metal mineral deposits occurring in both the provinces of Chubut and Rio Negro, Argentina. The massif is similar in geologic character to the larger Deseado Massif in the province of Santa Cruz to the south. Patagonia has also recently acquired new concessions, totaling more than 100,000 hectares (“ha”) along this belt in the Rio Negro province. The Calcatreu Property is a gold and silver property acquired in January 2018 through the acquisition of Minera Aquiline Argentina SA, a subsidiary of Pan American Silver Corp. (“Pan American”) and the Company’s immediate aim is to commence a drilling program to increase the existing mineral resources and advance the property to feasibility study stage during 2021.

Cap-Oeste Property

The Cap-Oeste Property is located within a structural corridor extending six kilometers from the La Pampa prospect in the northwest to the Tango prospect in the southeast. The Cap-Oeste deposit has an identified and delineated strike extent of 1.2 kilometers. Cap-Oeste has been on care and maintenance since February 2019. Production from the existing heap leach pad continued during the first six months of the 2020 and yielded a total of 3,346 oz gold equivalent (“AuEq”) (2,545 oz Au and 78,137 oz Ag). The Company has initiated a pre-feasibility study to assess the potential technical and economic extraction of a high-grade portion of the current mineral resources. The Company is now focused on evaluating the development of this high-grade part of the total mineral resources by underground mining. The Company is expecting quotations with respect to potential construction of an underground mine at the Cap-Oeste Property. Material processing options are being considered and may include utilizing the Company’s flotation facilities at its Martha Mine Property (as defined herein), about 100 kms to the southeast of Cap-Oeste. The Company has successfully carried out bulk metallurgical tests at the Martha Mine process plant, obtaining good recovery results.

The Cap-Oeste Property generated revenues of $13,927,000 during the year ended December 31, 2021, $12,417,000 during the year ended December 31, 2020 and $14,903,000 during the year ended December 31, 2019.

Prior to the RTO

La Josefina and La Valenciana Properties

In March 2007, the Company acquired from the Provincial State-owned mining company, Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”) the exploration and development rights to the La Josefina property (the “La Josefina Property”). The La Josefina Property is situated approximately 450 kilometers northwest of the city of Rio Gallegos, in the Santa Cruz province of Argentina in the Patagonia region. The La Josefina Property occupies approximately 52,800 ha and comprises approximately 90% of all meters drilled by Patagonia.

In 2010, a subsidiary of the Company, Cerro Cazador S.A. (“CCSA”), was awarded certain prospects and mining rights to the La Valenciana Property (“La Valenciana Property”). On November 15, 2012, the Company entered into a definitive acquisition agreement between the Company and Fomicruz (the “Valenciana Acquisition Agreement”) whereby the Company acquired certain rights for seven years to explore and develop the La Valenciana Property. The La Valenciana Property encompasses an area of approximately 29,600 ha contiguous to the La Josefina Property to the east. The La Valenciana Property is comprised of 11 MDs (Manifestaciones de Descubrimientos) covering segments of Estancia Cañadon Grande, Estancia Flecha Negra, Estancia Las Vallas, Estancia La Florentina, Estancia La Valenciana and Estancia La Modesta.

Pursuant to the Valenciana Acquisition Agreement, the Company has spent $5,000,000 in exploration on the La Valenciana Property over seven years.

On July 24, 2007, the Company entered into an agreement (which has subsequently been amended) with Fomicruz (the “Josefina JV Agreement”). The Josefina JV Agreement between Fomicruz and CCSA was terminated by mutual consent of its parties. Patagonia Gold S.A. and Fomicruz entered into a new commercial agreement on June 10, 2020 that sets out terms and conditions under which Fomicruz will grant a mining usufruct over the La Josefina Property and the La Valenciana Property. In July 2020, a proposal for exploration on the La Josefina Property and the La Valenciana Property was submitted to Fomicruz by Patagonia, whereby Patagonia committed to make a $5,000,000 investment in these properties over a 24-month period. As a result, Fomicruz started an administrative dossier identified as “Private Initiative for Mining Exploration on La Josefina, La Valenciana and Abril” which has to comply with several procedural steps that will be completed once the province of Santa Cruz enacts a decree approving the private initiative. Fomicruz will then grant Patagonia an interest in the La Josefina - 8 - Property and the La Valenciana Property in exchange for a 5% net smelter returns (“NSR”) royalty on future production from both properties and a 2% NSR from the future production on the Company’s Abril property (the “Abril Property”). The Abril Property encompasses an area of approximately 2,000 ha and is situated approximately 100 kilometers south of the La Josefina Property and the La Valenciana Property and approximately three kilometers from the Martha Mine Property. The Abril Property is comprised of four Manifestaciones de Descubrimiento (“MDs”) covering segments of Estancia 1 of the Abril Property.

Martha Mine Property

On May 11, 2016, the Company acquired the assets of the Mina Martha property (the “Martha Mine” or “Mina Martha”) from Coeur Mining, Inc. (“Coeur”). The Martha Mine Property is located in the province of Santa Cruz, Argentina, approximately 50 road kilometers to the east-northeast of the town of Gobernador Gregores.

The Martha Mine Property consists of approximately 7,850 hectares of concessions, various buildings and facilities, surface and underground mining and support equipment, a current 240 tonnes per day crushing, grinding and flotation plant that can be increased up to 480 tonnes per day utilizing equipment already in place which can be erected at a nominal cost, tailings facility, various stockpiles and waste dumps, employee living and cafeteria quarters, and miscellaneous physical materials. The Company restored and repaired the physical assets acquired in the purchase during the latter part of 2016 and the first quarter of 2017. In addition, the Company has access to surface ranch lands surrounding the mine and mill site that are approximately 35,700 hectares in size.

As a result of the acquisition of the Martha Mine Property, the Company pays to Royal Gold Inc. a 2% net smelter return royalty on all production from the Martha Mine Property. In addition, the Company is required to pay the Santa Cruz provincial government a 3% pit-head royalty from future production.

Bajo Pobre Property

In January 2006, CCSA (now operating as Patagonia Gold S.A.) signed a letter of intent with FK Minera S.A., an arm’s length party to CCSA and CCSA’s former parent corporation, to acquire a 100% interest in the Bajo Pobre Property (the “Bajo Pobre Property”), a gold exploration property located in the province of Santa Cruz, Argentina. On March 27, 2007, CCSA signed a definitive lease purchase agreement with FK Minera S.A. to acquire the Bajo Pobre property pursuant to which CCSA acquired a 100% equity interest in the Bajo Pobre Property by making cash payments and exploration expenditures over a five-year earn-in period.

The Bajo Pobre Property covers 3,190 hectares and is mainly on the Estancia Bajo Pobre. The property is located 90 kilometers south of the town of Las Heras. The Bajo Pobre Property does not have current mineral resources or mineral reserves. No exploration activity took place in 2021 on the Bajo Pobre Property and no exploration activity is planned for the immediate future.

El Gateado Property

In March 2006, CCSA acquired the right to conduct exploration on the El Gateado property through a claim staking process for a period of at least 1,000 days, commencing after the government issues a formal claim notice, and to retain 100% ownership of any mineral deposit found within. El Gateado is a 10,000 hectares exploration concession filed with the Santa Cruz Provincial mining authority. The El Gateado property is located in the north-central part of the Santa Cruz province, contiguous to the La Josefina Property on the east.

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

No exploration activity took place on El Gateado in 2021 and no exploration activity is planned for the immediate future.

Chilean Joint Venture

In July 2015, Patagonia Gold Sociedad Contractual Minera (“PG Chile”) a subsidiary of the Company incorporated pursuant to the laws of Chile, entered into an exploration and purchase option agreement with Consultora Geoexplora Ltd. (“Geoexplora”), which granted Geoexplora the option to acquire up to 100% of PG Chile’s Chilean exploitation mining concessions (the “Chilean JV”). This agreement included the Los Domos Gold Property, located in Chile Chico, Province of General Carrera, Chile located in the Patagonian region south Santiago, Chile. In September 2016, Geoexplora assigned its rights and interest in the Chilean JV to Terrane Minerals SpA. On December 27, 2018, Terrane Minerals SpA in turn assigned its rights and interest in the Chilean JV to Southern Gold SpA (“Southern”).

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

On August 13, 2019, the Company announced an offer letter agreement with Latin Metals Inc. (“Latin Metals”) to acquire the Mina Angela Property (the “Mina Angela Property”). The Mina Angela property is situated in the Somuncura Massif of southern Argentina and is comprised of 44 individual claims located approximately 50 km east-southeast of the Calcatreu Property.

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

On March 16, 2020, the Company announced that it had entered into an amending agreement to extend the period by which it had to enter into a definitive agreement to acquire the Mina Angela Property until September 12, 2020. In consideration of granting the extension, the Company agreed to pay Latin Metals $100,000, $50,000 of which was in consideration of the extension with the balance being a partial prepayment of the $250,000 that the Company anticipated paying to Latin Metals on signing of the definitive agreement.

On August 12, 2020, the Company announced recommencement of mining and leaching operations at its Lomada de Leiva mine (“Lomada”) in the western part of the Santa Cruz Province of Argentina.

On September 15, 2020, the Company announced that it had signed the definitive option agreement with Latin Metals for the Mina Angela Property. Upon signing the agreement, the Company paid Latin Metals $200,000, representing the balance of the first earn-in payment. It is expected that Patagonia will pay the second earn-in payment of $250,000 if it exercises the option to acquire the Mina Angela Property in the six-months after the date of the definitive option agreement. A further, and final payment of $500,000 is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province of Argentina and at the Mina Angela property have been lifted in such a manner that Patagonia thereafter has the ability to perform exploration and exploitation mining activities on Mina Angela property. In addition, Latin Metals will be entitled to receive a 1.25% NSR from future production, half of which can be repurchased by Patagonia for $1 million. On March 12, 2021, the Company exercised the option to acquire 100% interest in the Mina Angela property and paid the second earn-in payment of $250,000.

On October 8, 2020, the Company announced that it had received a preliminary Environmental Permit (the “Preliminary Permit”) for mining and leaching operations at Lomada in the western part of the Santa Cruz Province of Argentina.

On October 20, 2020, the Company announced that it had entered into an agreement with Tim Hunt to convert an aggregate of $10 million of outstanding debt into Common Shares of the Company (the “Debt Conversion”) at a price per Common Share equal to $0.30. The debt to be converted in connection with the Debt Conversion includes $4,821,835 of principal and accrued interest owed to Mr. Hunt by the Company, and $5,178,165 in accounts payable owed to Mr. Hunt in respect of interest, rent and administration expenses accrued by the Company. Following the Debt Conversion, the balance of the $1,457,807 in accounts payable owed to Mr. Hunt and a related party to Mr. Hunt in respect of interest, wages, rent and administration expenses is expected to be settled in full by December 10, 2020 by a cash payment in the amount of $720,397 plus 7% accrued interest. The Debt Conversion was completed on October 30, 2020.

On November 17, 2020, the Company announced it had entered into an agreement with Cantomi Uruguay S.A. (“Cantomi”) to extend the maturity of the Cantomi Loan (as defined below) to December 31, 2022. Cantomi provided a $15 million loan facility at 5% interest per annum (the “Cantomi Loan”), which was to mature on March 31, 2021. Other than the extension of the maturity date to December 31, 2022, all other terms of the Cantomi Loan remain unchanged. The Company also agreed to extend the maturity date of its bank indebtedness, being its operating lines of credit, from January 31, 2021 to December 31, 2021. Other than the extension of the maturity date to December 31, 2021, all other terms of the operating lines of credit will remain unchanged.

On November 17, 2020, Patagonia agreed to settle a total of $30,000 and £74,000 of debt owed to certain directors of the Company for director fees for the period July 2019 to September 2020 and former directors of its wholly owned subsidiary to whom director fees are owed for the period July 2016 to July 2019 (the “Outstanding Fees”). On November 24, 2020, the Company settled the Outstanding Fees by issuing a total of 1,201,111 common shares at a deemed price of $0.14, being the closing price of the Shares on the TSXV on the trading day prior to the date of such agreement.

On November 23, 2020, the Company announced that it had obtained a provisional permit to advance development of Cap-Oeste Property.

On March 9, 2021, the Company announced that it had obtained definitive permits for the development of the Cap-Oeste Property and the restart of the Lomada de Leiva Property.

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

On April 19, 2021, the Company entered into definitive agreements to acquire two properties in Argentina. Patagonia entered into a definitive option agreement dated April 15, 2021 (the “Option Agreement”) with Mirasol Resources Ltd. (“Mirasol”) and Mirasol’s wholly owned subsidiary Australis S.A. (“Australis” and together with Mirasol, the “Vendors”), which grants Patagonia an option to acquire a 75% undivided interest in and to Australis’ rights and interest in the Homenaje property (the “Homenaje Property”) located in Santa Cruz Province, Argentina. Patagonia also entered into a definitive transfer agreement dated April 15, 2021 (the “Transfer Agreement”) with the Vendors, which grants Patagonia a 100% undivided interest in and to Australis’ rights and interest in the Nico property (the “Nico Property”) located in Santa Cruz Province, Argentina. The Nico Property was previously explored by Mirasol, while the Homenaje Property, which is adjacent to two mining operations, holds targets that have yet to be drilled.

Pursuant to the Option Agreement, Patagonia has an option to earn a 75% interest in the Homenaje Property over six years upon achievement of the following (collectively, the “Earn-In Obligations”):

●	an initial work program over six years of $2,550,000 in exploration expenditures, including 2,500 meters of drilling, on the Homenaje Property;

●	expenditures on exploration activities with respect to the Homenaje Property (the “Exploration Expenditures”) of a minimum of $400,000 over the first 18-months;

●	following completion of the initial Exploration Expenditures and drilling obligations due within the first 30 months, Patagonia must complete a minimum of $400,000 of Exploration Expenditures in any 12-month period, and a minimum of $200,000 of Exploration Expenditures in any six-month period; and

●	a pre-feasibility study, prepared in accordance with NI 43-101, for a mineral resource of not less than 300,000 ounces of gold equivalent.

Upon Patagonia completing the Earn-In Obligations, Patagonia and the Vendors will hold 75% and 25%, respectively, in a joint venture company holding the Homenaje Property. If either party’s equity interest is diluted below 10%, it will convert to a 2% NSR royalty.

Pursuant to the terms of the Transfer Agreement, Patagonia has acquired the Vendors’ interest in the Nico Property in exchange for a 1.5% NSR royalty. If, by the end of third-year, the Nico Property has not been operated as a producing mine, or Patagonia has not produced and shipped minerals in commercial quantities (excluding bulk sampling or pilot plant operations, if any) from the Nico Property for a period of 30 consecutive days, Mirasol will have the right to regain full ownership of the Nico Property at no cost.

On December 7, 2021, Patagonia entered into a new exploration and exploitation agreement with the Provincial State-owned mining company (“Fomicruz”) for certain properties in the Santa Cruz Province, Argentina, pursuant to which it has granted a net smelter returns royalty. The new agreement complements the corporate reorganization whereby the Company’s subsidiaries, Patagonia Gold SA (“PGSA”) and Cerro Cazador SA, merged and continued as one legal entity, previously announced in January 2020. The new agreement is expected to facilitate the development of an exploration program for the La Josefina and La Valenciana gold and silver properties. In addition, the agreement includes the option on a new property (the “Abril Property”) located adjacent to the Martha mine and plant, which is underexplored. Highlights of this optimization include:

● Executed a new exploration agreement with an exploitation option with Fomicruz for the following three properties: the La Josefina property, the La Valenciana property and the Abril property (the “Properties”);

● Executed a net smelter returns royalty agreement, pursuant to which Fomicruz is granted a 2% royalty on the mining properties that it has already contributed to PGSA and on the Abril Property, with the exception of the La Josefina and the La Valenciana properties, where Fomicruz is granted a 5% royalty;

● $5 million commitment to developing an exploration program for the Properties during a 2-year period beginning once the environmental permits for the exploration development of the Properties are obtained and;

● Fomicruz reduced its interest in PGSA from 10% to 5% in accordance with the restructuring announced in January 2020.

On December 22, 2021, the Company announced it had entered into an agreement with Cantomi Uruguay S.A. (“Cantomi”) to extend the maturity of the Cantomi Loan (as defined below) to December 31, 2023. Cantomi provided a $15 million loan facility at 5% interest per annum (the “Cantomi Loan”), which was to mature on March 31, 2021. Other than the extension of the maturity date to December 31, 2023, all other terms of the Cantomi Loan remain unchanged. The Company also agreed to extend the maturity date of its bank indebtedness, being its operating lines of credit, from January 31, 2022 to December 31, 2022. Other than the extension of the maturity date to December 31, 2022, all other terms of the operating lines of credit will remain unchanged.

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

CANADA
Patagonia Gold Corp.
(ex Hunt Mining Corp)
100%
UK
Patagonia Gold Limited
(ex Patagonia Gold Plc)
100%
CANADA
Patagonia Gold Canada Inc.
ARGENTINA
ARGENTINA
CANADA
100%
29.11%
66.19%
98.37%
86.67%
92.24%
100%
1272680 B.C. LTD.
1.54%
Patagonia Gold S.A.
Minera Minamalú S.A.
13.33%
Leleque Exploración S.A.
Huemules S.A.
Minera Aquiline Argentina S.A.U.
7.76%
Fomicruz S.E.
4.7%
1.63%
Christopher van Tienhoven
98.8%
Ganadera Patagonia S.R.L.
1.2%
Christopher van Tienhoven

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

Although the Company has commenced extraction of minerals at the Cap-Oeste and Lomada properties, the Company does not have defined mineral reserves as defined under Regulation S-K, subpart 1300 and therefore all of the mining properties are considered to be in the exploration stage. The Company has approximately 422 mining properties, which are listed in the Summary of Mineral Properties below. The Calcatreu Property and Cap-Oeste Property are the only properties that the Company considers material at this time.

Summary of Mineral Properties

Tenements

Patagonia Gold - Tenements Summary
Owner	Province	Name	Property file#	Block
Minera Aquiline Argentina S.A.U.	Río Negro	Aguadita	28.127/M/03	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Carnerito	28.137/M/03	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Co. Mojón	26.055/M/01	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Doradito 2	28.135/M/03	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	La Incognita	27.032/M/02	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Nabel 4	23.017/M/98	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Pampita	28.131/M/03	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Rebeca	23.019/M/98	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Rebequita	28.130/M/03	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Viuda de Castro	33.063/M/08	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Amancay	45.339/2020	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Chivito	28.128/M/03	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Co. Mojon Grande I	44.006/M/19	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Co. Mojon Grande II	37.131/M/12	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Co. Mojon Grande S1	43.070/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Co. Mojon Grande S2	43.071/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Demasia Nabel 2	45.341/M/2020	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	El Centinela	43.017/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Enlace Co. Mojon Grande	43.072/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Fitamiche	44.308/M/19	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Ivar	44.340/M/19	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Nabel	22.119/M/97	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Nabel 1 bis	27.072/M/02	Calcatreu Block

Minera Aquiline Argentina S.A.U.	Río Negro	Nabel 2	28.071/M/03	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Nabel 3	46.010/M/21	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Onabel	43.117/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Onabel I	42.097/M/17	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Onabel II	42.098/M/17	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Onabel III	43.118/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Onabel IV	43.119/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Trinity	28.132/M/03	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Ubbe	44.340/M/19	Calcatreu Block
Leleque Exploracion S.A.	Río Negro	Cerro Blanco	27.053/M/02	Cerro Blanco Block
Leleque Exploracion S.A.	Río Negro	Cerro Blanco 2	27.054/M/02	Cerro Blanco Block
Leleque Exploracion S.A.	Río Negro	Suerte II	23.145/M/98	Cerro Blanco Block
Leleque Exploracion S.A.	Río Negro	El Morro	30.088/05	Cerro Morro Block
Leleque Exploracion S.A.	Río Negro	El Morro 2	33.021/08	Cerro Morro Block
Leleque Exploracion S.A.	Río Negro	El Morro 3	37.053/12	Cerro Morro Block
Leleque Exploracion S.A.	Río Negro	El Duende	43.102/M/2018	El Duende Block
Leleque Exploracion S.A.	Río Negro	El Duende 1	43.103/M/2018	El Duende Block
Leleque Exploracion S.A.	Río Negro	El Duende 2	43.104/M/2018	El Duende Block
Leleque Exploracion S.A.	Río Negro	El Duende 3	43.105/M/2018	El Duende Block
Leleque Exploracion S.A.	Río Negro	Escondido	43.098/M/2018	Escondido Block
Leleque Exploracion S.A.	Río Negro	Escondido 1	43.099/M/2018	Escondido Block
Leleque Exploracion S.A.	Río Negro	Escondido 2	43.100/M/2018	Escondido Block
Leleque Exploracion S.A.	Río Negro	Tamariscos 1	40.010/M/15	Los Tamariscos Block
Leleque Exploracion S.A.	Río Negro	Tamariscos 2	40.011/M/15	Los Tamariscos Block
Leleque Exploracion S.A.	Río Negro	Tamariscos 3	41.010/16	Los Tamariscos Block
Leleque Exploracion S.A.	Río Negro	Tamariscos 4	42.034/17	Los Tamariscos Block
Leleque Exploracion S.A.	Río Negro	Campanario	43.101/M/2018	REGIONAL
Huemules S.A.	Chubut	Ada	16.897/21	Aguas Perdidas Block
Huemules S.A.	Chubut	Arthur	16.898/21	Aguas Perdidas Block
Huemules S.A.	Chubut	Polly	16.895/21	Aguas Perdidas Block
Huemules S.A.	Chubut	Tommy	16.896/21	Aguas Perdidas Block
Huemules S.A.	Chubut	Belatriz	13.156/97	Huemules Block
Huemules S.A.	Chubut	Belatriz I	13.667/01	Huemules Block
Huemules S.A.	Chubut	Belatriz II	13.668/01	Huemules Block

Huemules S.A.	Chubut	Belatriz III	14.085/03	Huemules Block
Huemules S.A.	Chubut	Faldeo Amarillo	12.197/91	Huemules Block
Huemules S.A.	Chubut	Filo Alto	13.031/97	Huemules Block
Huemules S.A.	Chubut	Huemules	14.001/03	Huemules Block
Huemules S.A.	Chubut	Huemules Centro	11.907/90	Huemules Block
Huemules S.A.	Chubut	Huemules Norte	11.906/90	Huemules Block
Huemules S.A.	Chubut	Huemules Sur	11.908/90	Huemules Block
Huemules S.A.	Chubut	La Horqueta	13.997/03	Huemules Block
Huemules S.A.	Chubut	Laguna Larga I	13.810/02	Huemules Block
Huemules S.A.	Chubut	Mallín Blanco	13.427/99	Huemules Block
Huemules S.A.	Chubut	Mallín Blanco II	13.676/01	Huemules Block
Huemules S.A.	Chubut	Mallín del Bronce	12.198/91	Huemules Block
Huemules S.A.	Chubut	Trafipan	13.233/97	Huemules Block
Huemules S.A.	Chubut	Comarca	16.776/18	Gastre Block
Huemules S.A.	Chubut	Ragnar	16.868/19	Gastre Block
Huemules S.A.	Chubut	Rohan	16.777/18	Gastre Block
Leleque Exploracion S.A.	Chubut	Bandera I	14.906/06	Gastre Block
Leleque Exploracion S.A.	Chubut	Colelache I	15.071/06	Gastre Block
Leleque Exploracion S.A.	Chubut	Colelache II	15.072/06	Gastre Block
Leleque Exploracion S.A.	Chubut	Colelache III	15.484/08	Gastre Block
Leleque Exploracion S.A.	Chubut	Jaramillo	16.159/12	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco 4	16.155/12	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco 5	16.305/12	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco 6	16.343/13	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco 7	16.429/14	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco I	14.904/06	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco II	14.905/06	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco III-A	15.073/06	Gastre Block
Leleque Exploracion S.A.	Chubut	More I	14.907/06	Gastre Block
Leleque Exploracion S.A.	Chubut	Ñancuyique II	14.583/05	Gastre Block
Leleque Exploracion S.A.	Chubut	Ñancuyique III	14.584/05	Gastre Block
Leleque Exploracion S.A.	Chubut	Cerro Castillo	14.151/03	Cerro Crespo Block
Leleque Exploracion S.A.	Chubut	Curin	14.797/06	Cerro Crespo Block
Leleque Exploracion S.A.	Chubut	El Lazo	14.637/05	Cerro Crespo Block

Leleque Exploracion S.A.	Chubut	Gonzalo	14.491/05	Cerro Crespo Block
Leleque Exploracion S.A.	Chubut	La Rivera	14.759/05	Cerro Crespo Block
Leleque Exploracion S.A.	Chubut	Navarrete	14.075/03	Cerro Crespo Block
Leleque Exploracion S.A.	Chubut	Caquel I	14.618/05	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Caquel II	14.619/05	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Cerro Central	13.854/02	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Cerro Cuche	14.620/05	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Cordon de los Tobas	14.230/04	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Eva	14.153/03	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Sierra Colorada	13.170/97	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Sierra Colorada II	13.599/00	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Sierra Colorada III	13.712/01	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Aldebaran	13.157/97	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Aldebarán I	13.666/01	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Aldebarán II	13.665/01	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Aldebarán III	14.084/03	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Buitrera	13.158/97	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Buitrera II	13.711/01	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Cholila	13.466/99	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Cordon Esquel	13.125/97	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Juliana I	14.098/03	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Leleque	13.123/97	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Leleque I	13.662/01	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Leleque I	13.463/99	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Leleque III	13.663/01	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Leon I	13.107/97	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Leon II	13.108/97	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Lepá I	13.508/00	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Lepá II	13.664/01	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Loma Boscosa	13.788/02	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Romina I	14.097/03	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Triángulo	13.844/02	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Viviana I	14.082/03	Cordon Esquel Block

Leleque Exploracion S.A.	Chubut	Viviana II	14.083/03	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Cerro Redondo I	13.880/02	Dos Cerros - Cerro Redondo Block
Leleque Exploracion S.A.	Chubut	Cerro Redondo II	13.881/02	Dos Cerros - Cerro Redondo Block
Leleque Exploracion S.A.	Chubut	Dos Cerros	14.908/06	Dos Cerros - Cerro Redondo Block
Leleque Exploracion S.A.	Chubut	Los Salitrales	14.909/06	Dos Cerros - Cerro Redondo Block
Leleque Exploracion S.A.	Chubut	El Zampal I	15.520/08	El Zampal - Chivas Block
Leleque Exploracion S.A.	Chubut	El Zampal II	15.648/09	El Zampal - Chivas Block
Leleque Exploracion S.A.	Chubut	Las chivas I	15.872/10	El Zampal - Chivas Block
Leleque Exploracion S.A.	Chubut	Cerro Coihue	14.026/03	Epuyen Block
Leleque Exploracion S.A.	Chubut	Epuyen Este	13.723/01	Epuyen Block
Leleque Exploracion S.A.	Chubut	Arroyo del Turco	13.724/01	Los Alerces Block
Leleque Exploracion S.A.	Chubut	Arroyo Los Alerces	13.726/01	Los Alerces Block
Leleque Exploracion S.A.	Chubut	Rio Tigre	13.725/01	Los Alerces Block
Leleque Exploracion S.A.	Chubut	Laguna del Mate	15.070/06	Cerro Ferroti Block
Minera Minamalu S.A.	Chubut	Cerro Ferraroti	13.846/02	Cerro Ferroti Block
Leleque Exploracion S.A.	Chubut	Antonella	16.173/12	REGIONAL
Huemules S.A.	Chubut	Gondor	16.778/18	REGIONAL
Huemules S.A.	Chubut	Rivendel	16.779/18	REGIONAL
Leleque Exploracion S.A.	Chubut	La Pepita I	15.040/06	Sierra Payaniyeu Block
Leleque Exploracion S.A.	Chubut	La Pepita II	15.041/06	Sierra Payaniyeu Block
Minera Minamalu S.A.	Chubut	Cerro Colorado	13.858/02	Sierra Payaniyeu Block
Minera Minamalu S.A.	Chubut	Cerro Tres Montes	13.845/02	Sierra Payaniyeu Block
Minera Minamalu S.A.	Chubut	El Gato	13.856/02	Sierra Payaniyeu Block
Minera Minamalu S.A.	Chubut	Sierra Payaniyeu	13.857/02	Sierra Payaniyeu Block
Cardero Argentina S.A.	Chubut	Angela	102.886/33	Mina Angela Block
Cardero Argentina S.A.	Chubut	Beto	3.685/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Blanca	3.961/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Carlos Hector	3.680/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Carlos Jorge	3.684/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Clara Natividad	130.169/46	Mina Angela Block
Cardero Argentina S.A.	Chubut	Cristina	3.186/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Daniel H	3.687/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Dario Alfonso	3.683/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Ernestina	95.705/54	Mina Angela Block

Cardero Argentina S.A.	Chubut	Fernanda	95.655/54	Mina Angela Block
Cardero Argentina S.A.	Chubut	Fortuna	3.945/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Haydee	96.305/54	Mina Angela Block
Cardero Argentina S.A.	Chubut	Hugo A	3.682/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Jorgelina	3.184/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Juliano	3.940/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Laly	3.942/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Lidia	3.943/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Liliana	61.591/51	Mina Angela Block
Cardero Argentina S.A.	Chubut	Luciano	3.668/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Margarita	3.938/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Maria Adela	55.644/55	Mina Angela Block
Cardero Argentina S.A.	Chubut	Maria Fernanda	3.183/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Maria Marta	3.182/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Mariano	3.669/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Mario H	3.688/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Martha	55.944/55	Mina Angela Block
Cardero Argentina S.A.	Chubut	Pablo Luis	3.670/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Pepe	3.939/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Prometeo	3.944/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Rene	3.181/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Roberto A	3.686/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Roberto H	3.679/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Roberto Luis	3.681/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Roque	3.937/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	San Juan	3.179/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	San Pedro	3.187/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Santa Josefina	3.188/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Santa Teresa	95.704/54	Mina Angela Block
Cardero Argentina S.A.	Chubut	Silvia	3.185/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Susana Beatriz	130.170/46	Mina Angela Block
Cardero Argentina S.A.	Chubut	Timon	12.539/94	Mina Angela Block
Cardero Argentina S.A.	Chubut	Titina	3.180/72	Mina Angela Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Abril	416.336/MSJ/92	Abril Block

Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Abril I	416.360/MSJ/92	Abril Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Abril III	410.035/PIUQ/99	Abril Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Abril IV	410.034/PIUQ/99	Abril Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Ailín	409.065/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Benjamín	409.063/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Diana	409.059/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Giuliana	409.062/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Ivo Gonzalo	409.067/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Julia	401.048/F/80	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Lucas Marcelo	409.071/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Maria Jose	409.068/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Mariana T	409.064/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Matías Augusto	409.069/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Miguel Angel	409.058/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Mirta Julia	409.066/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Nicolás Alejandro	409.072/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Noemí	409.060/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Rosella	409.061/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Sofía Lujan	409.070/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Amelia	409.143/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Augusto Gabriel	409.140/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Cristian Jose	409.146/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Jacinto	409.142/F/00	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Jose Luis	409.150/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Macedonio	408.023/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Maria Lorena	409.147/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Matías Alberto	409.145/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Noelia Soledad	409.139/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Patricia Alejandra	409.141/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Romina Anabel	409.138/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Angel Federico	409.144/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Asturiana 1	409.380/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Asturiana 2	409.384/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Asturiana 3	409.386/F/98	Las Lajas Block

Patagonia Gold S.A. / Fomicruz	Santa Cruz	Baltazar	409.136/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	El Condor 1	408.829/F/08	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	El Condor 2	408.830/F/08	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Emilce	409.390/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Emiliano Ariel	409.148/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Esperanza 1	409.381/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Esperanza 2	409.389/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Esperanza 3	409.391/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Facundo Exequiel	406.019/F/97	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Hector Dario	409.149/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Herminda	409.387/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	La Ultima II	411.119/F/99	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	La Ultima III	411.120/F/99	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	La Ultima IV	411.121/F/99	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Maria Florencia	409.137/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Santiago Joaquin	409.388/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Evangelina	414.663/F/95	La Manchuria Block Sur
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Haydee	408.487/F/94	La Manchuria Sur Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Irene	408.489/F/94	La Manchuria Sur Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Isidoro	408.827/F/08	La Manchuria Sur Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Panza	408.828/F/08	La Manchuria Sur Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Juan Ignacio	408.488/F/94	Bajo Pellegrini Block
Minera Minamalu S.A.	Santa Cruz	Ivana	411.351/PG/06	Bajo Pellegrini Block
Minera Minamalu S.A.	Santa Cruz	Mariquita	405.470/MR/05	Bajo Pellegrini Block
Minera Minamalu S.A.	Santa Cruz	Peninsula I	406.414/PG/08	Bajo Pellegrini Block
Minera Minamalu S.A.	Santa Cruz	Peninsula II	427.879/PG/09	Bajo Pellegrini Block
Minera Minamalu S.A.	Santa Cruz	Romina	411.353/PG/06	Bajo Pellegrini Block
Minera Minamalu S.A.	Santa Cruz	Andrea I	412.320/PG/06	Cañadon Largo Block
Minera Minamalu S.A.	Santa Cruz	Cañadon Largo I	427.280/PG/09	Cañadon Largo Block
Minera Minamalu S.A.	Santa Cruz	Cañadon Largo II	406.609/PG/08	Cañadon Largo Block
Minera Minamalu S.A.	Santa Cruz	Gabriela I	412.322/PG/06	Cañadon Largo Block
Minera Minamalu S.A.	Santa Cruz	Gran Esperanza	444.787/MM/21	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	Gran Esperanza I	445.301/MM/21	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	Karina	435.051/OP/16	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	La Esperanza 4	405.008/IA/02	La Esperanza Block

Minera Minamalu S.A.	Santa Cruz	La Esperanza 6	406.402/IA/02	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	La Esperanza 7	410.106/IA/03	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	La Esperanza 8	414.643/A/04	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	La Esperanza I	414.380/PGI/95	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	La Esperanza II	414.465/PG/95	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	La Esperanza III	414.825/AD/95	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	Las Gemelas	409.188/0P/06	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	Enriqueta I	406.172/IA/02	Las Mellizas Block
Minera Minamalu S.A.	Santa Cruz	Las Mellizas 4	427.650/0P/13	Las Mellizas Block
Minera Minamalu S.A.	Santa Cruz	Las Mellizas I	405.266/PGl/97	Las Mellizas Block
Minera Minamalu S.A.	Santa Cruz	Las Mellizas II	403.008/IA/01	Las Mellizas Block
Minera Minamalu S.A.	Santa Cruz	Las Mellizas III	404.997/IA/02	Las Mellizas Block
Minera Minamalu S.A.	Santa Cruz	Candela	411.347/PG/06	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	El Amanecer I	406.413/PG/08	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	El Amanecer II	427.258/PG/09	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	El Amanecer III	425.217/PG/10	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Fernanda	412.321/PG/06	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Gori	413.210/PG/06	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	La Batalla I	406.608/PG/08	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	La Batalla II	427.261/PG/09	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	La Suerte I	431.873/MM/15	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	La Suerte II	434.819/MM/16	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	La Suerte III	435.955/MM/16	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Las Picudas	400.125/PG/07	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Los Manantiales I	422.901/PG/10	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Los Manantiales II	427.608/PG/11	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Los Manantiales III	422.237/MM/12	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Peñasco	405.403/PG/05	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Silvanita	412.317/PG/06	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Valerita	412.316/BE/06	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Alma Gaucha I	404.613/PG/07	Los Toldos Block - El Bagual
Minera Minamalu S.A.	Santa Cruz	Florinda	403.813/PG/05	Los Toldos Block - El Bagual
Minera Minamalu S.A.	Santa Cruz	Valentina	411.348/PG/06	Los Toldos Block - El Bagual
Minera Minamalu S.A.	Santa Cruz	Mancha Blanca I	406.330/NMA/98	Mancha Blanca Block
Minera Minamalu S.A.	Santa Cruz	Mancha Blanca II	406.615/NMA/98	Mancha Blanca Block

Minera Minamalu S.A.	Santa Cruz	Nevado I	445.197/A/21	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nevado II	445.198/A/21	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nicholas	406.883/Mirasol/06	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nicholas II	409.301/Marisol/06	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nicholas III	409.300/Marisol/06	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nicholas IV	410.239/Marisol/06	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nicholas V	405.978/Marisol/08	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nico IV	436.096/A/16	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nico IX	437.151/A/17	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nico V	436.446/A/17	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nico VI	437.154/A/17	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nico VII	437.152/A/17	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nico VIII	437.153/A/17	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nico X	437.849/A/17	Nico Block
Minera Minamalu S.A.	Santa Cruz	Daniel	445.204/MM/21	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Diego	444.788/MM/21	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Julieta	444.789/MM/21	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Laura	412.318/PG/06	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Los Pirineos I	406.613/PG/08	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Los Pirineos II	407.750/PG/08	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Matías	444.792/MM/21	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Patry	445.205/MM/21	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Polo	444.790/MM/21	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	9 de Julio	405.471/MR/05	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Anita	411.352/MR/06	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Belén	412.319/EB/06	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Mariana	411.350/PG/06	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Patricia II	412.323/PG/06	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Santa Catalina I	406.614/PG/08	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Santa Catalina II	427.260/PG/09	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Sarita I	406.803/PG/98	Sarita Block
Minera Minamalu S.A.	Santa Cruz	Sarita II	406.804/PG/98	Sarita Block
Minera Minamalu S.A.	Santa Cruz	Sarita Sur I	406.805/PG/98	Sarita Block
Minera Minamalu S.A.	Santa Cruz	Sarita Sur II	406.806/PG/98	Sarita Block

Minera Minamalu S.A.	Santa Cruz	Huracan I	408.037/CMP/03	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Tornado 1-2	427.823/COUER/13	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Tornado 1-3	427.813/CA/13	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Tornado 1-4	427.812/CA/13	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Tornado 1-5	427.814/COUER/13	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Tornado I	407.819/CA/03	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Tornado II	427.628/COUER/11	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Don Francisco I	427.420/MM/13	El Tranquilo Block
Minera Minamalu S.A.	Santa Cruz	El Aljibe	424.916/PG/09	El Tranquilo Block
Minera Minamalu S.A.	Santa Cruz	El Mangrullo I	431.868/MM/15	El Tranquilo Block
Minera Minamalu S.A.	Santa Cruz	La Marciana	439.470/MM/18	El Tranquilo Block
Minera Minamalu S.A.	Santa Cruz	Las Casuarinas	424.914/PG/09	El Tranquilo Block
Minera Minamalu S.A.	Santa Cruz	Nueva España I	422.217/PG/10	El Tranquilo Block
Minera Minamalu S.A.	Santa Cruz	Nuevo	423.670/PG/10	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Cerro Leon I	423.845/PG/09	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	El Tranquilo I	403.094/PG/07	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Enriqueta	412.519/PG/06	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Apaciguada	405.473/PG/05	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Bajada	404.562/PG/05	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Bajada I	425.611/PG/10	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Cañada I	403.985/PG/07	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Cañada II	427.259/PG/09	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Cañada III	421.630/PG/10	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Mansa	413.543/PG/06	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Marcelina I	432.386/PG/15	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Marcelina II	435.705/PG/16	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Maria	412.520/PG/06	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Marte	409.148/PG/06	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Monte Leon	415.664/MR/07	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Monte Puma	406.881/PG/06	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Monte Tigre	406.882/PG/06	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Venus	402.092/PG/05	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Jenny	403.859/PG/97	La Manchuria Block

Patagonia Gold S.A.	Santa Cruz	Marielita	405.402/MR/05	La Manchuria Block
Patagonia Gold S.A.	Santa Cruz	Rene	403.860/PG/97	La Manchuria Block
Patagonia Gold S.A.	Santa Cruz	Sandrita	403.858/PG/97	La Manchuria Block
Patagonia Gold S.A.	Santa Cruz	Sofia I	403.861/PG/97	La Manchuria Block
Minera Minamalu S.A.	Santa Cruz	Cerro Vasco	404.563/PG/05	La Paloma Block
Minera Minamalu S.A.	Santa Cruz	La Emilia I	420.270/MM/12	La Paloma Block
Minera Minamalu S.A.	Santa Cruz	La Emilia II	424.650/MM/13	La Paloma Block
Minera Minamalu S.A.	Santa Cruz	La Emilia III	428.315/MM/14	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Albatro	411.062/MR/06	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Albatro Norte	431.258/PG/15	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Bandurria	432.717/PG/15	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Buho	412.113/PG/06	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Calandria	413.359/PG/04	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Canarias	413.358/PG/04	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Cardenal	413.357/MR/04	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Condorito	412.114/PG/06	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Golondrina	404.214/PG/05	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Hornero	401.860/PG/05	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Jilguero	413.360/PG/04	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Kukatoo	411.065/PG/06	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Los Patos	415.160/PG/04	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Martineta	411.061/MR/06	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Mirlo	404.215/PG/05	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Picaflor	411.063/PG/06	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Piuquen	404.213/PG/05	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Tordo	411.064/PG/06	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Venteveo	404.216/PG/05	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Zorzal	413.361/PG/04	La Paloma Block
Minera Minamalu S.A.	Santa Cruz	El Desencuentro	409.187/OP/06	San Agustin Block
Cerro Cazador S.A.	Santa Cruz	Baco 3	408.507/CMP/98	Mina Martha Block
Cerro Cazador S.A.	Santa Cruz	Baco 5	406.128/CMP/02	Mina Martha Block
Cerro Cazador S.A.	Santa Cruz	Martha	409.211/CMP/98	Mina Martha Block
Cerro Cazador S.A.	Santa Cruz	Martha II	401.462/CMP/01	Mina Martha Block
Cerro Cazador S.A.	Santa Cruz	Martha III	401.463/CMP/01	Mina Martha Block

Cerro Cazador S.A.	Santa Cruz	Wendy	401.461/CMP/01	Mina Martha Block
Cerro Cazador S.A.	Santa Cruz	Wendy I	440.728/CC/19	Mina Martha Block
Minera Minamalu S.A. / Tres Cerros Exploraciones S.R.L.	Santa Cruz	Elisa	431.643/CGL/15	Elisa Block
Minera Minamalu S.A. / Tres Cerros Exploraciones S.R.L.	Santa Cruz	Elisa Oeste	440.739/TCE/19	Elisa Block
Minera Minamalu S.A. / Tres Cerros Exploraciones S.R.L.	Santa Cruz	Gran Elisa	000.000/TCE/21	Elisa Block
Minera Minamalu S.A. / Mirasol Resources Ltd	Santa Cruz	Homeni I	436.764/A/17	Homenaje Block
Minera Minamalu S.A. / Mirasol Resources Ltd	Santa Cruz	Homeni II	439.012/A/18	Homenaje Block
Minera Minamalu S.A. / Mirasol Resources Ltd	Santa Cruz	Homeni III	439.621/A/18	Homenaje Block
Minera Minamalu S.A. / Mirasol Resources Ltd	Santa Cruz	Homeni IV	440.730/A/19	Homenaje Block
Cerro Cazador S.A.	Santa Cruz	Johana Belen	409.162/S/94	Bajo Pobre Block
Cerro Cazador S.A.	Santa Cruz	Mi Sueño	406.666/DPM/03	Bajo Pobre Block
Cerro Cazador S.A.	Santa Cruz	Viva La Vida	406.665/DPM/03	Bajo Pobre Block
Minera Minamalu S.A.	Santa Cruz	El Borde	437.848/MM/17	Bajo Pobre Block
Minera Minamalu S.A.	Santa Cruz	Las Vueltas	441.149/MM/19	Bajo Pobre Block
Minera Minamalu S.A.	Santa Cruz	Nuevo Oro 2	407.934/CID/03	Bajo Pobre Block
Cerro Cazador S.A.	Santa Cruz	Ana	406.127/CMP/02	REGIONAL
Cerro Cazador S.A.	Santa Cruz	El Gateado I	416.061/CC/16	REGIONAL
Cerro Cazador S.A.	Santa Cruz	El Moro	422.214/CC/10	REGIONAL
Minera Minamalu S.A.	Santa Cruz	Comino	405.472/PG/05	REGIONAL
Minera Minamalu S.A.	Santa Cruz	Del Diablo	439.620/MM/18	REGIONAL
Minera Minamalu S.A.	Santa Cruz	La Franja	439.618/MM/18	REGIONAL
Minera Minamalu S.A.	Santa Cruz	Rojizo	439.619/MM/18	REGIONAL
Minera Minamalu S.A.	Santa Cruz	Rugoso	439.617/MM/18	REGIONAL
Patagonia Gold S.A.	Santa Cruz	El Llano	438.459/PG/18	REGIONAL
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Arroyo 17	408.626/F/90	REGIONAL

RIO NEGRO
Province
Calcatreu
Property
CHILE
ARGENTINA
CHUBUT
Province
ATLANTIC
OCEAN
SANTA CRUZ
Province
CAPOeste
Property
Rio Negro Tenements
Chubut Tenements
Santa Cruz Tenements
PATAGONIA
GOLD
Patagonia Gold
Properties
0
50
100
Km
ARGENTINA
Patagonia
N
2400000
2600000
2800000
5400000
5200000
5000000
4800000
4600000

Location Map of Mineral Concession Groups

Annual Production – Trailing Three Years for gold (Au) and silver (Ag)

Property	Unit	2021	2020	2019
Cap-Oeste	Ounces Au	4,205	5,081	7,796
	Ounces Ag	198,989	161,314	237,727

Lomada	Ounces Au	2,357	2,912	3,969
	Ounces Ag	-	-	-

Mina Martha	Ounces Au	-	49	232
	Ounces Ag	-	29,838	65,620

Mineral Resources

The following table summarizes the Company’s mineral resources as of the end of the fiscal year ended December 31, 2021 in the aggregate, and by commodity and country (all in Argentina) and for each property containing 10% or more of the Company’s combined measured and indicated mineral resources.

		Mineral Resources
Property	Geographic Location (Argentina Provinces)	Tonnes (000’s)	Average Gold Grade (g/t)	Average Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces
Measured Mineral Resources
Cap-Oeste	Santa Cruz	3.4	2.92	46.7	0.3	5.3
Calcatreu	Rio Negro	-	-	-	-	-
La Manchuria	Santa Cruz	-	-	-	-	-
Indicated Mineral Resources
Cap-Oeste	Santa Cruz	10,554.0	2.07	63.2	704.0	21,448.0
Calcatreu	Rio Negro	9,841.0	2.11	19.8	669.0	6,275.0
La Manchuria	Santa Cruz	474.0	2.59	129.0	39.5	1,969.0
Measured and Indicated Mineral Resources
Cap-Oeste	Santa Cruz	10,557.4	2.07	63.2	704.3	21,453.3
Calcatreu	Rio Negro	9,841.0	2.11	19.8	669.0	6,275.0
La Manchuria	Santa Cruz	474.0	2.59	129.0	39.5	1,969.0
Inferred Mineral Resources
Cap-Oeste	Rio Negro	4,895.0	1.37	34.7	215.0	5,467.0
Calcatreu	Santa Cruz	8,078.0	1.34	13.1	348.0	3,399.0
La Manchuria	Santa Cruz	1,836.0	1.30	40.0	76.5	2,375.0

Notes:

●	Tonnes and contained ounces are rounded to the nearest thousands (000’s)
●	Grades, in grams per metric tonne (g/t), are rounded to the nearest hundredths for gold (Au 0.00) and nearest tenths for silver (Ag 0.0)
●	Effective dates of mineral resource estimates

1)	Cap-Oeste – December 12, 2018 by Cube Consulting Pty Ltd
2)	Calcatreu – December 12, 2018 by Cube Consulting Pty Ltd
3)	La Manchuria – February 28, 2019 by Micon International Ltd.

●	Cutoff grades and Au Equivalent (AuEq), in grams per metric tonne, formulas:

1)	Cap-Oeste 0.5 g/t AuEq cutoff. AuEq = Au grade + (Ag grade x 69.4)
2)	Calcatreau 0.5 g/t AuEq cutoff. AuEq = Au grade + (Ag grade x 81.25)
3)	La Manchuria 0.55 AuEq cutoff. AuEq = (Au grade + Ag grade)/(Au price x 0.32151)

●	Metal prices used (US$/troy ounce)

1)	Cap-Oeste - $1,100 per Au ounce, $16 per Ag ounce
2)	Calcatreu - $1,300 per Au ounce, $16 per Ag ounce
3)	La Manchuria - $1,300 per Au ounce, $18 per Ag ounce

●	Metallurgical recoveries of 95% for Au and 60% for Ag were used for La Manchuria. No metallurgical recoveries were assumed for Cap-Oeste or Calcatreu.
●	Mineral resources that are not mineral reserves have not demonstrated technical or economic viability
●	100% basis; Fomicruz has a 5% interest in all Santa Cruz mineral interests

		Resources
	Property	Amount (tonnes 000’s)	Grades/qualities (grams per tonne)	Cut-off grades (AuEq grams per tonne)	Metallurgical recovery (Au %, Ag %)
Measured mineral resources	Cap-Oeste	3.4	2.92 (Au), 46.7 (Ag)	0.5	-
	Calcatreu	-	-	-	-
	La Manchuria	-	-	-	-
Indicated mineral resources	Cap-Oeste	10,554.0	2.07 (Au), 63.2 (Ag)	0.5	-
	Calcatreu	9,841.0	2.11 (Au), 19.8 (Ag)	0.5	-
	La Manchuria	474.0	2.59 (Au), 129.0 (Ag)	0.55	95.0, 60.0
Measured + Indicated mineral resources	Cap-Oeste	10,557.4	2.07 (Au), 63.2 (Ag)	0.5	-
	Calcatreu	9,841.0	2.11 (Au), 19.8 (Ag)	0.5	-
	La Manchuria	474.0	2.59 (Au), 129.0 (Ag)	0.55	95.0, 60.0
Inferred mineral resources	Cap-Oeste	4,895.0	1.37 (Au), 34.7 (Ag)	0.5	-
	Calcatreu	8,078.0	1.34 (Au), 13.1 (Ag)	0.5	-
	La Manchuria	1,836.0	1.30 (Au), 40.0 (Ag)	0.55	95.0, 60.0

Notes:

●	Tonnes and are rounded to the nearest thousands (000’s)
●	Grades, in grams per metric tonne (g/t), are rounded to the nearest hundredths for gold (Au 0.00) and nearest tenths for silver (Ag 0.0))
●	Cutoff grades and Au Equivalent (AuEq), grams per metric tonne, formulas:

4)	Cap-Oeste 0.5 g/t AuEq cutoff. AuEq = Au grade + (Ag grade x 69.4)
5)	Calcatreau 0.5 g/t AuEq cutoff. AuEq = Au grade + (Ag grade x 81.25)
6)	La Manchuria 0.55 AuEq cutoff. AuEq = (Au grade + Ag grade)/(Au price x 0.32151)

●	Mineral resources that are not mineral reserves have not demonstrated technical or economic viability
●	100% basis; Fomicruz has a 5% interest in all Santa Cruz mineral interests

The principal means of securing mineral rights in Argentina are summarized as follows:

●	Cateo: A Cateo is an exploration permit for a parcel of land measure in units of 500 ha and can vary in size from a single unit to a maximum of 20 units (10,000 ha). The holding of a Cateo is associated with relinquishing ground based on a formula varying from 300 to 700 days and reduction in ground held to 50% of that originally claimed;
●	Manifestación de Descubrimiento (“MD”): A Cateo can be converted into an MD after discovering a mineral occurrence of interest within a Cateo. The owner can apply for an MD around his discovery at any time within the period of the corresponding Cateo. The maximum area of an MD is 3,000 ha and remains in force until such time as the property is legally surveyed, an essential prior step to the longer term granting of a “Mina”; and
●	Minas: Minas are mining concessions or leases which permit mining on a commercial basis. The area of a mina is measured in “pertenencias” and will vary in size according to the distinction between vein and disseminated targets believed to occur on the property. Individual mining authorities (the provinces) may determine the number of pertenencias required to cover the geologic extent of the mineral deposit in question. Once granted, minas have an indefinite term assuming exploration, development or mining is in progress.

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

Exploration Properties

Material Properties

Calcatreu Property

The following information regarding the Calcatreu Property has been summarized from and is qualified in its entirety by the technical report entitled “NI 43-101 Technical Report, Mineral Resource Estimate on the Calcatreu Gold-Silver Project, Rio Negro Province, Argentina” dated effective December 31, 2018 and prepared by Brian Fitzpatrick, B.Sc., MAusIMM CP (Geo), of Cube Consulting Pty Ltd. (the “Calcatreu Technical Report”), and readers should consult the full text of the Calcatreu Technical Report to obtain further particulars regarding the Calcatreu Property. The disclosure in this is, in most instances, a direct extract of the disclosure contained in the Calcatreu Technical Report, a copy of which is available under Patagonia’s profile on SEDAR at www.sedar.com. Certain capitalized terms used in this section not otherwise defined have the meanings ascribed to them in the Calcatreu Technical Report. The Calcatreu Technical Report was prepared in connection with the RTO and references in this summary to Patagonia are to PGP pre-RTO.

Location

The Calcatreu Property is a contiguous collection concessions comprising approximately 75,000 has in provinces of Rio Negro and Chubut in central Argentina. The property is located approximately 240 km by road southeast of the community of San Carlos de Bariloche and 1,500 km southwest of Buenos Aires. Calcatreu straddles the southern boundary of Rio Negro Province and the northern boundary of Chubut Province. The closest town is Ingeniero Jacobacci, a community of approximately 6,300 residents, 90 km by road to the north of Calcatreu.

ARGENTINA
CHILE
NEUQUEN Province
LA PAMPA Province
BUENOS AIRES Province
Rio Negro Province
CHUBUT Province
N
72°0'0"W
70°0'0"W
68°0'0"W
66°0'0"W
64°0'0"W
38°0'0"S
40°0'0"S
42°0'0"S
CATRIEL
GRAL ROCA
COLONIA JULIA Y ECHARREN
CHOELE CHOEL
EL CUY
GRAL CONESA
S. COLORADA
VALCHETA
SAN ANTONIO OESTE
VIEDMA
LOS MENUCOS
BARILOCHE
PILCANIYEU
ING. JACOBACCI
MAQUINCHAO
S. GRANDE
NORQUINCO
22
250
23
3
5
40
258
Calcatreu Property
PATAGONIA GOLD
Calcatreu Property Location
0
50
100
Km

Infrastructure

Calcatreu is an exploration stage property with a 20-person modular camp to service exploration activities, and numerous, gravel roads.

History

Epithermal gold and silver mineralization was discovered in 1997 by La Source Compagnie Minière. As a result of the assays received and the vein textures noted, two prospecting licenses were staked in the same year, and regional reconnaissance activities commenced the following year.

The property passed to Normandy Mining of Australia when it purchased La Source from the French Government in 1998. Normandy, through its Argentine subsidiary Minera Normandy Argentina SA, completed a large amount of exploration on the property, consisting of reconnaissance sampling and core drilling. Follow-up work from the initial, anomalous samples, led to the discovery of 11 significant vein systems within the Calcatreu district. Drilling was completed in four campaigns by Normandy SA between 1999 and 2001. A total of 65 drill holes, for 7,992.2 m, were completed on the two main deposits.

Newmont purchased Normandy in 2002 and took control of Calcatreu. Newmont decided that Calcatreu did not meet corporate size objectives and elected to dispose of the Argentina subsidiary of Normandy in September 2002 and sold it to Aquiline Resources Inc. The sale was in June 2003. Subsequently, Aquiline completed a small due diligence drilling program in July 2003 after finalizing the deal on the property.

Pan American Silver Corp. then acquired the Calcatreu properties in 2010 through the acquisition of Aquiline. Pan American completed a twin hole program consisting of 30 core holes in 2011.

On 28 December 2017, the Patagonia Gold Corp (the “Company”). announced that it had entered into a Definitive Agreement with Pan American to acquire the Calcatreu properties. On 18 May 2018, the acquisition was completed transferring the property to a wholly owned subsidiary of the Company.

Description of title and rights

The following list summarizes the licenses/concessions, titles and rights of the property.

Calcatreu Property Mineral Title, Santa Cruz Province, Argentina
Owner	License Name	Legal ID	Area (ha) 1.	Type of Concession
Minera Aquiline Argentina S.A.U.	Aguadita	28.127/M/03	1500,00	Mina
Minera Aquiline Argentina S.A.U.	Carnerito	28.137/M/03	1678,92	Mina
Minera Aquiline Argentina S.A.U.	Co. Mojón	26.055/M/01	400,00	Mina
Minera Aquiline Argentina S.A.U.	Doradito 2	28.135/M/03	2000,00	Mina
Minera Aquiline Argentina S.A.U.	La Incognita	27.032/M/02	2200,00	Mina
Minera Aquiline Argentina S.A.U.	Nabel 4	23.017/M/98	1678,92	Mina
Minera Aquiline Argentina S.A.U.	Pampita	28.131/M/03	1807,64	Mina
Minera Aquiline Argentina S.A.U.	Rebeca	23.019/M/98	500,00	Mina
Minera Aquiline Argentina S.A.U.	Rebequita	28.130/M/03	3340,00	Mina
Minera Aquiline Argentina S.A.U.	Viuda de Castro	33.063/M/08	1265,49	Mina
Minera Aquiline Argentina S.A.U.	Amancay	45.339/2020	10000,00	Cateo
Minera Aquiline Argentina S.A.U.	Chivito	28.128/M/03	500,00	MD
Minera Aquiline Argentina S.A.U.	Co. Mojon Grande I	44.006/M/19	1705,00	MD
Minera Aquiline Argentina S.A.U.	Co. Mojon Grande II	37.131/M/12	4838,27	Cateo
Minera Aquiline Argentina S.A.U.	Co. Mojon Grande S1	43.070/M/18	655,39	MD
Minera Aquiline Argentina S.A.U.	Co. Mojon Grande S2	43.071/M/18	1007,87	MD
Minera Aquiline Argentina S.A.U.	Demasia Nabel 2	45.341/M/2020	1,67	Demasia
Minera Aquiline Argentina S.A.U.	El Centinela	43.017/M/18	5308,67	MD
Minera Aquiline Argentina S.A.U.	Enlace Co. Mojon Grande	43.072/M/18	3623,93	Cateo
Minera Aquiline Argentina S.A.U.	Fitamiche	44.308/M/19	6500,00	Cateo
Minera Aquiline Argentina S.A.U.	Ivar	44.340/M/19	7311,00	Cateo
Minera Aquiline Argentina S.A.U.	Nabel	22.119/M/97	300,00	Mina
Minera Aquiline Argentina S.A.U.	Nabel 1 bis	27.072/M/02	400,00	MD
Minera Aquiline Argentina S.A.U.	Nabel 2	28.071/M/03	1400,00	MD
Minera Aquiline Argentina S.A.U.	Nabel 3	46.010/M/21	300,00	MD
Minera Aquiline Argentina S.A.U.	Onabel	43.117/M/18	958,00	MD
Minera Aquiline Argentina S.A.U.	Onabel I	42.097/M/17	3911,47	MD
Minera Aquiline Argentina S.A.U.	Onabel II	42.098/M/17	1961,61	MD
Minera Aquiline Argentina S.A.U.	Onabel III	43.118/M/18	1500,00	MD
Minera Aquiline Argentina S.A.U.	Onabel IV	43.119/M/18	1500,00	MD
Minera Aquiline Argentina S.A.U.	Trinity	28.132/M/03	400,00	MD
Minera Aquiline Argentina S.A.U.	Ubbe	44.340/M/19	4061,00	Cateo

1.	“ha” - hectares

Surface rights in Argentina are not associated with title to either a mining lease or exploration claim and must be negotiated with the landowner. Patagonia has negotiated surface land agreements to conduct exploration and mining activities with landowners within the Calcatreu Property properties. All agreements are in place and require monthly fees payable by Patagonia to the landholders for 1 years from March 2022, and can be extended by mutual consent of the parties.

The following map shows the location of the various licenses on the Calcatreu Property. The bold, black outline denotes a Mining Group of ten concessions on the property (“Grupo Minero Calcatreu”) in a process established by the Argentine Mining Code.

49

2450000
2475000
N
Onabel II
42.098/17
Nabel
22.119/97
Nabel I bis
27.072/02
Onabel
43.117/18
Ubbe
44.340/19
Onabel I
42.097/17
Onabel III
43.118/18
Onabel IV
43.119/18
Nabel 2
28.071/03
Demasia
Nabel 2
45.341/M/20
Nabel 3
46.010/M/21
Trinity
28.132/03
76
El Centinela
43.017/18
5375000
Chivito
28.128/03
CALCATREU
"Mining Group"
Co Mojon Grande S1
43.070/18
Enlace
Co Mojon Grande
43.072/18
Co Mojon Grande S2
43.071/18
Vda de Castro
33.063/M/08
Doradito 2
28.135/03
Rebequita
28.130/03
Pampita
28.131/03
Co Mojon Grande I
44.006/19
Amancay
45.339/20
La Incognita
27.032/02
Nabel 4
23.017/98
Co. Mojon
26.055/01
Rebeca
23.019/98
Carnerito
28.137/03
Aguadita
28.127/03
Co Mojon Grande II
37.131/12
Ivar
44.340/19
PATAGONIA
GOLD
CALCATREU
PROPERTY
0 2.5 5 Km
5350000

Mineral Concessions covering the Calcatreu Property

Condition, past and planned work, stage of development (exploration, development or production)

Calcatreu is an exploration stage property with numerous roads and drill sites that served past surface exploration work. The Company maintains the roads and sites in good condition to facilitate its future exploration activities. In 2022, the Company has plans to advance a prefeasibility study of the potential for surface mining and mineral processing at the Calcatreu Property.

Cost or book value of property, plant and equipment

Calcatreu has a 20-person modular camp to service exploration activities with a cost of $405 thousands, two power generators with a cost of $433 thousands and others equipment with a cost of $222 thousands.

Encumbrances, including current and future permitting requirements and timelines, permit, conditions, and violations and fines

The Company has been actively working the Calcatreu Property since acquisition. It has sufficient permits, in good standing, to allow for continued exploration activities. In Argentina, permits to conducted mineral exploration, mining and metal recovery operations are issued by the mining and environmental authorities of the province where the concession is located; in the case of Calcatreu, the authorities of Rio Negro and Chubut provinces. For 2021, all fees were made by the Company to allow its continued activities. The “Mining Group” of ten contiguous concessions, was formally approved by the mining authority which allows the Company to unify its filing with the authority on the core of the Calcatreu Property.

Future activities, including potential surface and underground mining and mineral of the various mineralized zones at Calcatreu, may require new permits.

There are two NSR royalties that are payable on the Calcatreu Property, being a 2.5% NSR royalty on the Nabel, Nabel 4 and Rebeca property, granted in favour of Franco-Nevada Corporation, and a 1.25% NSR royalty on the Calcatreu Property in favour of Maverix Metals Inc.

Material exploration results

Exploration work completed in 2021 by the Company includes completion of 156 shallow percussion, rotary holes (1,708 mt), to extend vein-hosted mineralization to surface. In addition, 4,022.9 m have been excavated in 91 trenches and 146.8 m in 77 sawn channels. Approximately 1,000 line-km of ground magnetic surveying and 62.5 line-km of ground, induced polarization-resistivity (IP-Res) have been surveyed. In 2021, two new veins - Amancay and Loco – were discovered with the Company’s exploration work. Drilling on the new discoveries is planned. Total exploration costs in 2021 amounted to $ 1,576 thousands.

Cap-Oeste Property

The following information regarding the Cap-Oeste Property has been summarized from and is qualified in its entirety by the technical report entitled “NI 43-101 Technical Report, Mineral Resource Estimate on the Cap-Oeste Gold-Silver Project, Santa Cruz Province, Argentina” dated effective December 31, 2018 and prepared by Brian Fitzpatrick, B.Sc., MAusIMM CP (Geo) (the “Cap-Oeste Technical Report”), and readers should consult the full text of the Cap-Oeste Project Technical Report to obtain further particulars regarding the Cap-Oeste Project. The disclosure in this Annual Report is, in most instances, a direct extract of the disclosure contained in the Cap-Oeste Technical Report, a copy of which is available under Patagonia’s profile on SEDAR at www.sedar.com. However, the technical information has been updated with current information where applicable. Certain capitalized terms used in this section not otherwise defined have the meanings ascribed to them in the Cap-Oeste Project Technical Report. The Cap-Oeste Technical Report was prepared in connection with the RTO and references in this summary to Patagonia are to PGP pre-RTO.

Location

The Cap-Oeste Property, within the El Tranquilo concession block, is located in the central portion of the province of Santa Cruz, in the Department of Rio Chico, southern Argentina. The property area is accessed from Buenos Aires by commercial air service and a network of highways. The closest population centers, with air service, are Perito Moreno (210 km to the northwest by road) and Comodoro Rivadavia (600 km to the northeast by road). Cap Oeste can be accessed via National Highway 40 heading (RN40) south for approximately 166 km from Perito Moreno, passing via the township of Bajo Caracoles to a junction at Cinco Buzones. A secondary gravel road from Cinco Buzones leads east for 42 km to the property site, 5km northwest of the Estancia La Bajada.

72°0'0"W
70°0'0"W
68°0'0"W
66°0'0"W
74°0'0"W
46°0'0"S
48°0'0"S
50°0'0"S
52°0'0"S
CHUBUT
Province
N
CHILE
LOS ANTIGUOS
PTO. MORENO
LAS HERAS
CALETA OLIVIA
PICO TRUNCADO
40
ARGENTINA
SANTA CRUZ
Province
BAJO CARACOLES
281
PTO. DESEADO
12
CapOeste
Property
GDOR GREGORES
40
PTO. SAN JULIAN
AEROP. PTO. SAN JULIAN
CAP. D. VAZQUEZ
288
PTO. SANTA CRUZ
AEROP. PTO. SANTA CRUZ
AEROP. CTE. A. TOLA
EL CALAFATE
3
ATLANTIC
OCEAN
40
PTO. COIG
RIO TURBIO
RIO GALLEGOS
AEROP. INTERN.
N. FERNANDEZ
PATAGONIA
GOLD
CAPOESTE
PROPERTY
0
50
100
Kms

Location of Cap-Oeste Property and the El Tranquilo Concession Block

Infrastructure

The property has a large infrastructure development, built to support open pit mining and precious metal recovery that commenced in October 2016. The infrastructure includes:

-	Complete, modular camp for 200 people;
-	Light and heavy vehicles and maintenance shop;
-	Several kilometers of gravel roads;
-	Lixiviation (“leach”) pad;
-	Core shack;
-	Exploration, development and production offices;
-	Gold recovery room and;
-	Warehouse.

History

The earliest, modern exploration in the area was conducted during the mid-1990’s by Western Mining Corporation (“WMC”) and Homestake Mining Company (“Homestake”). Homestake initially selected the area using Landsat spectral imagery. The interpretation of the imagery highlighted the presence of regional-scale, northwest-trending lineaments. Large zones of coincident clay alteration served as a target for reconnaissance mapping and sampling. This work led to the staking of exploration claims by the Homestake subsidiary Minera Patagónica S.A., which held the ground until July 2002. Following the merger between Barrick Gold Corp (“Barrick”) and Homestake in December 2001, the ground was again staked as the El Tranquilo Property by Barrick subsidiary Minera Rodeo S.A.

Exploration of the El Tranquilo concession block spanned the period May 2002 to May 2006. As a result, several significant gold and silver targets were defined along a series of sub-parallel, northwest trending, structural lineaments – one of which proved to contain the Cap-Oeste (originally referred to by Barrick as the Zona Central), Breccia Valentina, and Vetas Norte mineralized zones.

Patagonia Gold S.A. (“PGSA”) began negotiations for the purchase of the properties in September 2006. Upon signing the purchase agreement with Barrick in February 2007, PGSA began exploration activities throughout the El Tranquilo concession block. During November-December 2008 the first trenching and mapping was conducted at Cap-Oeste, followed up by drilling programs from 2009 to 2013. From 2008 to 2015, work conducted throughout the Cap-Oeste and Cap-Oeste Sur Este (“COSE”) areas by PGSA defined gold-silver mineralization for potential open-pit and underground mining extraction.

Description of title and rights

The following list summarizes the licenses/concessions, titles and rights of the property.

Cap-Oeste (El Tranquilo Block) Mineral Title - Santa Cruz Province, Argentina
Owner	License Name	Legal ID	Area (has) 1.	Type of Concession
Minera Minamalu S.A.	Cerro Leon I	423.845/PG/09	3968,09	Mina
Minera Minamalu S.A.	Don Francisco I	427.420/MM/13	1822,00	Mina
Minera Minamalu S.A.	El Aljibe	424.916/PG/09	6705,00	Cateo
Minera Minamalu S.A.	El Mangrullo I	431.868/MM/15	1144,00	Mina
Minera Minamalu S.A.	El Tranquilo I	403.094/PG/07	3697,25	Mina
Minera Minamalu S.A.	Enriqueta	412.519/PG/06	743,14	Mina
Minera Minamalu S.A.	La Apaciguada	405.473/PG/05	3472,00	Mina
Patagonia Gold S.A.	La Bajada	404.562/PG/05	3500,00	Mina
Patagonia Gold S.A.	La Bajada I	425.611/PG/10	1500,00	Mina
Patagonia Gold S.A.	La Cañada I	403.985/PG/07	2794,50	Mina
Patagonia Gold S.A.	La Cañada II	427.259/PG/09	1944,00	Mina
Patagonia Gold S.A.	La Cañada III	421.630/PG/10	2760,60	Mina
Patagonia Gold S.A.	La Mansa	413.543/PG/06	1736,25	Mina
Patagonia Gold S.A.	La Marcelina I	432.386/PG/15	2250,00	Mina
Patagonia Gold S.A.	La Marcelina II	435.705/PG/16	1004,02	Mina
Patagonia Gold S.A.	La Marciana	439.470/MM/18	3231,04	Mina
Patagonia Gold S.A.	Las Casuarinas	424.914/PG/09	3638,00	Cateo
Patagonia Gold S.A.	Maria	412.520/PG/06	2565,63	Mina
Patagonia Gold S.A.	Marte	409.148/PG/06	1542,37	Mina
Patagonia Gold S.A.	Monte Leon	415.664/MR/07	1981,00	Mina
Patagonia Gold S.A.	Monte Puma	406.881/PG/06	2000,00	Mina
Patagonia Gold S.A.	Monte Tigre	406.882/PG/06	2000,00	Mina
Patagonia Gold S.A.	Nueva España I	422.217/PG/10	3989,00	Cateo
Patagonia Gold S.A.	Nuevo	423.670/PG/10	3484,26	Cateo
Patagonia Gold S.A.	Venus	402.092/PG/05	2743,00	Mina

1.	“ha” - hectares

The following map shows the location of the various licenses on the Cap-Oeste Property within the El Tranquilo Concession Block.

54

2380000
2400000
2420000
4700000
4680000
4660000
N
El Aljibe
424.916/PG/09
La Mansa
413.543/06
La Bajada
425.611/PG/10
La Bajada I
404.562/05
Las Casuarinas
424.914/PG/09
La Marcelina II
435.705/PG/16
La Marcelina I
432.386/15
El Tranquilo
403.094/PG/07
La Apaciguada
405.473/05
La Cañada III
421.630/PG/10
La Cañada II
427.259/PG/09
La Cañada III
403.985/PG/07
El Mangrullo I
431.868/MM/15
Cerro Leon I
423.845/09
Don Francisco I
427.420/MM/13
Monte Leon
415.664/MR/07
Marte
409.148/PG/06
Venus
402.092/PG/05
Monte Puma
406.881/06
Nuevo
423.670/PG/10
Maria
412.520/PG/06
Monte Tigre
406.882/06
Enriqueta
412.519/PG/06
Nueva España I
422.217/PG/10
La Marciana
439.470/MM/18
PATAGONIA GOLD
EL TRANQUILO PROPERTY
0
5
10
Km

Mineral Concessions covering the Cap-Oeste Property

Condition, past and planned work, stage of development (exploration, development or production)

Cap-Oeste, within the El Tranquilo license/concession block, is an advanced, exploration stage property. During 2021, the Company recovered x gold and y silver ounces from its on-going precious metal recovery operations. No newly-mined material was added to the leach pad in 2021. In 2022, the Company has plans to continue with work on its prefeasibility study of the potential for underground mining and mineral processing at the Cap-Oeste Property.

Cost or book value of property, plant and equipment

The property has a large infrastructure development, built to support open pit mining and precious metal recovery that commenced in October 2016. The infrastructure includes:

-	Complete, modular camp for 200 people;
-	Light and heavy vehicles and maintenance shop;
-	Several kilometers of gravel roads;
-	Lixiviation, “leach”, pad;
-	Core shack;
-	Exploration, development and production offices;
-	Gold recovery room and;
-	Warehouse.

The total cost without amortization of plant, facilities and equipment is $20,734 thousands

Encumbrances, including current and future permitting requirements and timelines, permit conditions, and violations and fines

The Company has been actively working the Cap-Oeste Property, and the greater El Tranquilo block, since acquisition in 2007. It has sufficient permits, in good standing, to allow for continued exploration activities. In Argentina, permits to conducted mineral exploration, mining and metal recovery operations are issued by the mining and environmental authorities of the province where the concession is located; in the case of Cap-Oeste, the authorities of Santa Cruz. For 2021, all fees were made by the Company to allow its continued activities. Future activities, including potential underground mining and processing of the Cap-Oeste extension, may require new permits. Final approval of the Environmental Impact Assessment to conduct mining operations in Cap-Oeste underground was granted by the province of Santa Cruz in March 2021.

Material exploration results

In 2021, the Company completed the following exploration work on the property:

-	Created a new base map to facilitate generation of new exploration targets on the property;
-	Identified the south-east extension of the Bonanza fault (the major control to mineralization at Cap-Oeste), reaching from the mine to the Monte Leon area approximately 10 km to the SSE of the Cap-Oeste mine and;
-	Completed 690 new, shallow percussion rotary drill holes (15,707 meters) over Monte Leon and defined a near-surface zone of anomalous gold and silver mineralization, approximately 1,200 m long and 400 m wide.

Costs incurred for this work in 2021 were $1,064 thousands, which included work to advance a pre-feasibility study on new mining and processing with a focus on underground mining of the depth and strike extension of the Cap-Oeste mineralization.

Other Properties

Lomada de Leiva (“Lomada”) Property

Lomada is located in the La Paloma property block approximately 120 kilometers to the north of the El Tranquilo Property block in the Santa Cruz province of Argentina. Lomada is an exploration stage property.

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

Following receipt of a preliminary permit in October 2020, the Company restarted operations at Lomada. In addition to production from this restart, the Company continues to recover precious metals from residual leaching of material already placed on the heap leach pad. On March 9, 2021, the Company announced that it had received a definitive environmental permit for Lomada. The mine is currently operating at a rate of 120,000 tonnes/month of total material. In the leach pad area, road construction has been completed and new mineralized material is being placed on the pad to be leached.

No exploration activities were undertaken at Lomada during the year ended December 31, 2021. Exploration work to reinterpret targets, Brecha La Emilia and Cerro Vasco, both in the north part of the property, is expected to start at the end of 2022.

The Company has reclamation and remediation obligations for Lomada of $3.52 million as of December 31, 2021.

Martha Property

The Martha Property (“Martha” or “Mina Martha”) is located in the Province of Santa Cruz, Argentina. The closest community is the town of Gobernador Gregores, situated approximately 50 road kilometers to the west-southwest of Martha. The property is the site of past exploration for, and surface and underground mining and recovery of, silver and gold from epithermal veins and vein breccias, previously operated by Coeur Mining Inc. (formerly, Coeur d’Alene Mine Corp.) and Yamana Inc.

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

The property was purchased in 2016 by Cerro Cazador SA (CCSA), an Argentine subsidiary of Hunt, from an Argentine subsidiary of Coeur Mining Inc. (Coeur). The intent to purchase was announced February 10, 2016 and closed May 11, 2016 as disclosed by the Company on its website (www.patagoniagold.com). The processing plant at the Martha Property has an estimated useful life of 8 years as it is anticipated that this plant will be used to process mineral from Cap-Oeste underground, Martha Property and from La Josefina Property. Royal Gold Inc. holds a 2% Net Smelter Return (NSR) royalty on all production from the Martha property; the obligation for which transferred from Coeur to the Company (www.royalgold.com). In addition, the provincial government holds a 3% pit-head royalty from future production.

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

Highly anomalous drill intercepts, ranging from 1 m grading 180 g/t Ag up to 3 m grading 2,566 g/t Ag (and 3.5 g/t Au), were returned from the Veta del Medio Norte. No exploration activities were undertaken at Martha Property during the first half of 2021.

The operations at the Martha plant continue to be on care and maintenance pending the discovery of new material to put through the plant.

The Company has reclamation and remediation obligations for the Mina Martha Property of $1.7 million as of December 31, 2021.

Homenaje and Nico Properties

In 2021, the Company entered into definitive agreements to acquire two properties in Argentina. A definitive option agreement, dated April 15, 2021 (the “Option Agreement”), was executed with Mirasol Resources Ltd. (“Mirasol”) and Mirasol’s wholly owned subsidiary Australis S.A. (“Australis” and together with Mirasol, the “Vendors”), which grants Patagonia an option to acquire a 75% undivided, managing interest in and to Australis’ rights and interest in the Homenaje Property located in Santa Cruz Province, Argentina. The Company also entered into a definitive transfer agreement dated April 15, 2021 (the “Transfer Agreement”) with the Vendors, which grants Patagonia a 100% undivided interest in and to Australis’ rights and interest in the Nico Property located in Santa Cruz Province, Argentina. The Nico Property was previously explored by Mirasol, while the Homenaje Property, which is adjacent to two mining operations, holds targets that have yet to be drilled.

Pursuant to the Option Agreement, Patagonia has an option to earn a 75% interest in the Homenaje Property over six years upon achievement of the following (collectively, the “Earn-In Obligations”):

●	an initial work program over six years of $2.55 million in exploration expenditures, including 2,500 meters of drilling, on the Homenaje Property;

●	expenditures on exploration activities with respect to the Homenaje Property (the “Exploration Expenditures”) of a minimum of $0.4 million over the first 18-months;

●	following completion of the initial Exploration Expenditures and drilling obligations due within the first 30 months, Patagonia must complete a minimum of $0.4 million of Exploration Expenditures in any 12-month period, and a minimum of $0.2 million of Exploration Expenditures in any six-month period; and

●	a pre-feasibility study, prepared in accordance with NI 43-101 and CIM standards, for a mineral resource of not less than 300,000 ounces of gold equivalent.

Upon Patagonia completing the Earn-In Obligations, Patagonia and the Vendors will hold 75% and 25%, respectively, in a joint venture company holding the Homenaje Property. If either party’s equity interest is diluted below 10%, it will convert to a 2% NSR royalty.

Pursuant to the terms of the Transfer Agreement, Patagonia has acquired the Vendors’ interest in the Nico Property in exchange for a 1.5% NSR royalty. If, by the end of third-year, the Nico Property has not been operated as a producing mine, or Patagonia has not produced and shipped minerals in commercial quantities (excluding bulk sampling or pilot plant operations, if any) from the Nico Property for a period of 30 consecutive days, Mirasol will have the right to regain full ownership of the Nico Property at no cost.

No exploration activities were undertaken at Homenaje as of December 31, 2021, although environmental permitting commenced.

Mina Angela Property

On August 13, 2019, the Company announced an offer letter agreement with Latin Metals Inc. to acquire its Mina Angela Property. The Mina Angela Property is situated in the Somuncura Massif of southern Argentina and is comprised of 44 individual claims located approximately 50 kilometers east-southeast of Patagonia’s 100% owned Calcatreu property. Pan American Silver’s Navidad silver and base metal deposit is located 45 kilometers further to the south-southeast of Mina Angela. In March 2020, Patagonia extended the period by which it must enter into the definitive agreement with a $100,000 payment to Latin Metals; $50,000 of which was applied to extend the period to enter into the definitive agreement and $50,000 of which was a partial prepayment of the first earn-in payment to be made under the definitive agreement.

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

On December 15, 2021, the legislature of the Province of Chubut passed a bill to amend the provincial mining law to enable open pit mining within a given area that comprises the Gastre and Telsen Departments. This new law regarding mining zoning was subsequently promulgated on December 16, 2021 by the Chubut Governor. This newly approved law regarding mining zoning would have enabled the Company to advance the development of 101,151 ha of its mining concessions, including Mina Angela. However, on December 20, 2021, the Chubut Governor, sent a bill to the legislature of the Province of Chubut to retract the recent amendments as a result of the violent demonstrations that occurred soon after such law was enacted. This bill, which revoked the amendments regarding mining zoning, was passed by the legislature of the Province of Chubut on December 21, 2021.

La Manchuria Property

The La Manchuria Property is located approximately 46 kilometers to the southeast of Cap-Oeste.

In addition to its current mineral resources, the Company’s La Manchuria Property is believed to be prospective for the discovery of new gold and silver mineralization. Exploration work continued with mapping and rock chip sampling over an area of approximately 2,000 hectares (“ha”). Veinlets and narrow breccia zones, indicative of hydrothermal activity, were found at the Magali zone. Anomalous gold values were reported from the Cecilia zone. As a result of these favorable results, a new drill program for La Manchuria, of 2,000m in 14 holes is planned to test geophysical anomalies and to test gold anomalies generated from surface rock chip sampling. An updated NI 43-101 technical report for this property was completed on September 27, 2019 by Micon International and is on file at www.sedar.com.

No exploration activities were undertaken at La Manchuria during the year ended December 31, 2021.

Sarita Property

The Sarita Property, located in the province of Santa Cruz, is situated in the SW part of the Deseado Massif approximately 10 kilometers northwest of the Company’s Martha mine and mill. Sarita hosts a widespread system of banded, low sulfidation Au-Ag veins, encompassing a small rhyolitic dome complex. Geologically, the area displays similar structural and stratigraphic characteristics to the Company’s Martha Property with Ag-rich, polymetallic, vein-hosted, intermediate sulfidation mineralization. The banded, silver- and gold-bearing quartz veins and quartz vein breccias occur within a set of NNW-SSE striking normal faults and constitute an extensive mineralized vein system, with more than 12 kilometers in total length. Precious and base metal mineralization has been recognized in quartz veins and vein breccias up to 3 meters wide at surface, composed of quartz and sulfides. Rock chips from discrete vein structures or aligned float have returned anomalous gold samples ranging from 0.1 to 83.4 g/t Au and from 100 to 15,444 g/t Ag, in separate samples. To date, 16 diamond drill holes have been drilled for a total of 1,754 m targeting the vein mineralization. Geochemical results from drilling show gold and silver anomalies. Due to poor ground conditions encountered during drilling, core recovery in some of the veins was poor and Au and Ag mineralization may have not been recovered. Other exploration activities at Sarita included geophysical surveys and drilling. Geophysical anomalies were identified by IP/Res lines (7.1-line kilometers) and by detailed ground magnetics (220 hectares) over different targets areas.

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

No exploration activities were undertaken at Sarita during the year ended December 31, 2021.

La Josefina Property

La Josefina is situated about 450 kilometers northwest of the city of Rio Gallegos, in the Santa Cruz province of Argentina within a scarcely populated steppe-like region known as Patagonia. The La Josefina Property occupies 52,800 hectares and makes up approximately 90% of all meters drilled by the Company. The La Josefina Property consists of mineral rights composed by an area of 528 square kilometers established in 1994 as a mineral reserve held by Fomicruz. The La Josefina Property comprises 16 Manifestations of Discovery totaling 52,767 hectares which are partially covered by 399 tenements.

In March 2007, the Company (via a subsidiary of Hunt) acquired the exploration and development rights to La Josefina from Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”). In July 2007, the Company entered into an agreement (subsequently amended) with Fomicruz which provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. The Company would own 81% of the joint venture company and Fomicruz would own the remaining 19%. Fomicruz has the option to earn up to a 49% participating interest in the JV Corporation by reimbursing the Company an equivalent amount, up to 49%, of the exploration investment made by the Company. The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of $200 thousand per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%. The Company can also purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase price with Fomicruz. Under the agreement, the Company had until the end of 2019 to complete cumulative exploration expenditures of $18 million and determine if it will enter into production on the property. In October 2019, the agreement was extended until April 30, 2021 which period may be extended for an additional one-year term. At December 31, 2019, the Company had incurred approximately $20 million and is currently in discussions with Fomicruz to develop a plan for production. An NI 43-101 compliant technical report on La Josefina, dated September 29, 2010 and prepared by UAKO Geological Consulting, is on file on www.sedar.com.

During 2020, a total of 1,098-line kilometers of ground geophysics and sampling were surveyed covering the Flaca, Cecilia, Amanda, Pequeña and Cruzada veins. In addition, a total of 124 rock chip samples have been taken.

The 2007 agreement was terminated by mutual consent of the Company and Fomicruz in July 2020 and the Company has renegotiated with Fomicruz new terms and conditions for the exploration and exploitation of the La Josefina and La Valenciana properties and in December 2021, both parties entered into a new exploration agreement with an exploitation option for the following three properties: La Josefina, La Valenciana and, a new and unexplored property, Abril.

The Company also entered into a net smelter returns royalty agreement, pursuant to which Fomicruz is granted a 2% royalty on the properties that it has already contributed to PGSA and on the Abril Property, with the exception of La Josefina and La Valenciana, where Fomicruz is granted a 5% royalty. Furthermore, the Company committed to a $5 million investment to developing an exploration program for the properties during a 2-year period beginning once the environmental permits for the exploration development of the properties are obtained. As of the date of the date of this Annual Report on Form 20-F, the environmental permits are pending approval.

No exploration activities were undertaken at La Josefina during the year ended December 31, 2021.

La Valenciana Property

La Valenciana is located in the central-north portion of the Santa Cruz Province, Argentina. The property encompasses an area of approximately 29,600 hectares and is contiguous to the Company’s La Josefina property to the east. The La Valenciana Property is comprised of 11 Manifestations of Discovery (MDs) covering segments of Estancia Cañadón Grande, Estancia Flecha Negra, Estancia Las Vallas, Estancia La Florentina, Estancia La Valenciana and Estancia La Modesta (inactive ranches). In La Valenciana, exploration has been limited, with more than half of the surface without systematic exploration. Fomicruz carried out preliminary works defining a main vein system of low sulfidation epithermal style, with gold and silver values with base metals. Exploration and subsequent reconnaissance sampling by CCSA added other secondary targets and structures combining a total of 5.70 kilometers mapped veins and stockworks. The limited exploration to date, alteration features and associated structures, and partial coverage by probable post-mineral units suggests that there is still a high degree of discovery potential in the mining block. A new exploration program to define mineralization includes geophysical surveys and shallow drilling in new and known target areas and an intensive prospecting and reconnaissance sampling over the Company’s entire land position, is being considered. Mineral resources have not yet been defined on the La Valenciana Property.

The 2007 agreement was terminated by mutual consent of the Company and Fomicruz in July 2020 and the Company has renegotiated with Fomicruz new terms and conditions for the exploration and exploitation of the La Josefina and La Valenciana properties through a private initiative filed by Patagonia Gold SA, and in December 2021 both parties entered into a new exploration agreement with an exploitation option for the following three properties: La Josefina, La Valenciana and a new and unexplored property, Abril.

The Company also entered into a net smelter returns royalty agreement, pursuant to which Fomicruz is granted a 2% royalty on the properties that it has already contributed to PGSA and on the Abril Property, with the exception of La Josefina and La Valenciana, Fomicruz is granted a 5% royalty. Furthermore, the Company committed to a $5 million investment to developing an exploration program for the properties during a 2-year period beginning once the environmental permits for the exploration development of the properties are obtained. As of the date of the date of this Annual Report on Form 20-F, the environmental permits are pending approval.

No exploration activities were undertaken at La Valenciana during the year ended December 31, 2021.

Abril Property

The Abril property is an approximately 2,000-hectare block that border the Company’s Martha mine on the south. This property is also a part of the private initiative proposed by Patagonia Gold to Santa Cruz government and therefore Abril is included in the new exploration agreement with an exploitation option entered into by Patagonia Gold and Fomicruz for the properties in December 6, 2021. Approximately 386.3 linear kilometers of ground magnetics have been surveyed in the area covering it completely with 50 m N-S lines and several kilometers of epihermal veins have been mapped. Sawn channel samples are planned to be cut as soon as the environmental permits are approved.

Bajo Pobre Property

The Bajo Pobre property covers 3,190 hectares and is mainly on the Estancia Bajo Pobre. The property is located 90 kilometers south of the town of Las Heras. No exploration activity occurred on the Bajo Pobre Property in 2021 and no exploration activity is planned for the immediate future.

El Gateado Property

In March 2006, CCSA acquired the right to conduct exploration on the El Gateado Property through a claim staking process for a period of at least 1,000 days, commencing after the Government issues a formal claim notice, and retain 100% ownership of any mineral deposit found within. El Gateado is a 10,000-hectare exploration concession filed with the Santa Cruz Provincial mining authority. The property is located in the north-central part of Santa Cruz province, contiguous to La Josefina on the east.

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

Las Mellizas Property (La Esperanza Block)

The Company acquired Newmont’s interest in the Las Mellizas Property and La Esperanza Block in early 2019 in exchange for a 1.5% net smelter return royalty, which grants the Company a 100% undivided right and interest in these properties. This 30,000-hectare area is located north and west of La Valenciana in the central part of the Deseado Massif, in the Santa Cruz Province, Argentina. These early exploration properties have been granted environmental exploration permits and landowners access agreements have been negotiated, allowing the development of the exploration plan which consist of conducting a new interpretation of the data provided by the former owners. Trenches and drill holes have been carried out in this epithermal vein field. Results from surface sampling are very encouraging and several structures have never been tested or mapped.

Tornado – Huracán Property

The Tornado and Huracán (“Tornado”) properties are located approximately 85 kilometers southeast from the town of Perito Moreno and 250 kilometers west of the city of Pico Truncado, the main population center that serve the oil industry in the region. Tornado is located in a prospective area in the northwestern portion of the Deseado Massif. The area lies within cluster of epithermal low sulfidation volcanic hosted gold and silver deposits, including the San Jose (Hochschild-McEwen) and the Cerro Negro (Newmont-Goldcorp) mines to the northwest and southeast of Tornado, respectively.

A total of 3,600 m of RC drilling was planned for mid-2021 at the Tornado and Huracán (“Tornado”) properties. The RC drill program commenced at Tornado but due to adverse winter condition and poor rock conditions encountered during drilling, the campaign was put on hold until later in the year. Only one hole was drilled in the Guanaco target (276 m, NSR) in early December and a diamond rig was available to start drilling the rest of the plan. The first 392 m hole was complete in the El Camino Target in late December. An oxidized, hydrothermal breccia was intersected in the first hole. During January and February 2022, a total of 2,845 m of drilling in six (6) holes were completed and assays are pending.

Mineral resource and mineral reserve internal controls disclosure

Patagonia Gold has utilized, independent qualified persons to estimate mineral resources on it is properties with significant amounts of exploration data. Through 2021, this independent process has been used to estimate the mineral resources cited in this Form 20-F. The independent qualified person(s) cited herein employed practices and controls at the time consistent with those of NI 43-101 and CRIRSCO standards which are essentially similar to those of the new SEC Regulation S-K, Part 1300. No material information has been generated by the Company since the estimation of the mineral resources cited in this Form 20-F.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Company’s Form 20-F filed with the Commission on May 5, 2021 for the fiscal year ended December 31, 2020 which includes a discussion of the financial statements for the years ended December 31, 2020, 2019, and 2018.

A.	Operating Results

The following discussion should be read in conjunction with the Audited Consolidated Financial Statements for the fiscal years ended December 31, 2021 and 2020 and notes thereto included under Item 18. Except where otherwise noted, financial results are rounded to the nearest $1,000 and are expressed in United States dollars.

Summary of Consolidated Results of Operations for the year ended December 31, 2021 and 2020 ($’000)

	Year ended December 31,
(in $000’s, except ounces and per share amounts)	2021	2020	Change	%Change

Operational results
Total gold equivalent ounces – produced (1)	9,336	10,233	(897)	(9%)
Total gold equivalent ounces – sold (1)	10,007	11,174	(1,167)	(10%)

Financial results
Revenue	$18,104	$19,849	$(1,745)	(9%)
Cost of sales	$13,559	$13,247	$312	(2%)
Exploration expenses	$4,604	$2,303	$2,301	(100%)
Repair and maintenance	$658	$-	$658	N/A
Administrative expenses	$6,427	$5,611	$816	(15%)
Impairment	$1,489	$-	$1,489	N/A
Write-down of other receivables	$2,323	$-	$2,323	N/A
Interest expense	$1,436	$2,100	$(664)	(32%)
Net income (loss)	$(11,266)	$(4,381)	$(6,885)	(157%)
Net income (loss) per share – basic and diluted	$(0.025)	$(0.013)	$(0.012)	(94%)

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market price for the commodities each period. The ratio for year ended December 31, 2021 was 73.03:1 (2020 – 85.99:1).

Summary of Consolidated Results of Operations for the year ended December 31, 2020 and 2019 ($’000)

	Year ended December 31,
(in $000’s, except ounces and per share amounts)	2020	2019	Change	%Change

Operational results
Total gold equivalent ounces – produced (1)	10,233	15,562	(5,329)	(34)%
Total gold equivalent ounces – sold (1)	11,174	15,463	(4,289)	(28)%

Financial results
Revenue	$19,849	$21,938	$(2,089)	(10)%
Cost of sales	$13,247	$17,138	$(3,891)	(23)%
Exploration expenses	$2,303	$2,608	$(305)	(12)%
Administrative expenses	$5,611	$11,044	$(5,433)	(49)%
Interest expense	$2,100	$2,131	$(31)	(1)%
Net income (loss)	$(4,381)	$(12,354)	$7,973	65%
Net income (loss) per share – basic and diluted	$(0.013)	$(0.044)	$0.031	70%

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market price for the commodities each period. The ratio for year ended December 31, 2020 was 85.99:1 (2019 – 85.29:1).

Year ended December 31, 2021 and 2020 ($’000)

Total production decreased during the year ended December 31, 2021 as the Company had residual heap leach operations at Lomada de Leiva (“Lomada”) and Cap-Oeste since February 2019, which has been declining due to the depletion in the pads from ongoing leaching. In November 2020 the Company restarted the mining operation at Lomada and started placing new material on the leach pad. The production from Lomada following the restart of operations has not offset the declining production at Cap-Oeste and thus the overall production has decreased quarter over quarter. Production was also lower as the Company has not produced concentrate from Mina Martha since April 2020.

The Company earned total revenue of $18,104 during the year ended December 31, 2021 compared to $19,849 during the same period in 2020. Revenue decreased due to decrease in gold equivalent ounces produced and sold during the period compared to the same period in 2020. Gold prices remained consistent during the year ended December 31, 2021 compared to the same period in 2020.

Cost of sales were $13,559 during the year ended December 31, 2021 compared to $13,247 during the same period in 2020. During the year ended December 31, 2021, the net realizable value of the inventory was less than the costs incurred in establishing the gold held on carbon and the Company recorded an inventory write down of $1,103 (2020 - $Nil) under cost of sales. The increase in cost of sales was partially offset by the decrease in gold equivalent ounces sold during the year ended December 31, 2021 compared to the same period in 2020.

The Company incurred exploration expenses of $4,604 during the year ended December 31, 2021 compared to $2,303 during the same period in 2020. The increase in exploration expenses was due to the Company’s increased exploration program for 2021 in Monte Leon and Tornado and Huracan.

The Company incurred repair and maintenance expense of $658 during the year ended December 31, 2021 compared to $Nil during the same period in 2020. The repair and maintenance expense during the period related to maintenance work at the Mina Martha plant.

The Company incurred administrative expenses of $6,427 during the year ended December 31, 2021 compared to $5,611 during the same period in 2020. The increase in administrative expenses was due to the increase in Argentine statutory taxes related to the interest paid overseas to Patagonia Gold Limited and increase in depreciation of mineral properties, which was partially offset by the decrease in professional fees.

The Company recorded an impairment charge of $1,489 during the year ended December 31, 2021 compared to $Nil during the same period in 2020. The impairment charge was $989 for the Lomada property as the total estimated discounted future pre-tax cash flows are less than the carrying amount of the asset and $500 for Mina Angela property due to the legal restrictions preventing development of mining activity in the Chubut. See note 7 of the financial statements for more information.

The Company recorded a write-down of $2,323 during the year ended December 31, 2021 compared to $Nil during the same period in 2020. The write-down was related to the recoverable costs from Fomicruz included in other receivables on the statement of financial position. See note 13 of the financial statements for more information.

The Company incurred interest expense of $1,436 during the year ended December 31, 2021 compared to $2,100 during the same period in 2020. The decrease in interest expense was due to debt settled by issuing shares in October 2020.

Net loss for the year ended December 31, 2021 was $11,266 compared to $4,381 during the same period in 2020. Net loss increased due to decrease in revenues, increase in exploration and administrative expenses, the write-down of other receivables, the impairment of mineral properties and decrease in other income during the current period compared to the same prior period. Other income consists of gain on disposition of securities. See note 22 of the financial statements for more information. The increase in net loss was partially offset by income tax benefit.

Cash flows for the year ended December 31, 2021 and 2020 ($’000’s)

The Company used $591 of cash in operating activities for the year ended December 31, 2021 compared to cash generated of $58 during the same period in 2020. The decrease in cash generated from operating activities during 2021 was primarily due to lower revenues during 2021.

Cash used in investing activities for the year ended December 31, 2021 was $3,888 compared to $1,501 for the same period in 2020. The increase in cash used in investing activities was a result of higher additions to the mineral properties as the Company restarted mining operations at Lomada in November 2020, following receipt of a preliminary permit on October 7, 2020. Mining operations at Lomada had been closed since February 2019. The costs related to the development of the new pit were capitalized as mineral properties.

Cash generated from financing activities for the year ended December 31, 2021 was $3,867 compared to $509 during the same period in 2020. The increase in cash generated from financing activities was primarily due to the private placement completed in March 2021.

Financial Position ($’000)

Cash

The Company has cash on hand of $291 as of December 31, 2021 compared to $819 as of December 31, 2020.

Receivables

Current receivables are $2,512 as of December 31, 2021 compared to $2,041 as of December 31, 2020. The increase in current receivables is a result of the increase in VAT recoverable during the year ended December 31, 2021.

Non-current receivables are $1,421 as of December 31, 2021 compared to $3,544 as of December 31, 2020. The decrease in non-current receivables is a result of the write-down of recoverable costs which was partially of set by the increase in VAT recoverable during the year ended December 31, 2021, which is not expected to be collected within the next twelve months.

Inventories

The Company has inventories of $3,759 as of December 31, 2021 compared to $3,289 as of December 31, 2020. The increase in inventories was mainly due to higher materials and supplies and gold held on carbon as at December 31, 2021. During the year ended December 31, 2021, the net realizable value of the inventory was less than the costs incurred in establishing the gold held on carbon and the Company recorded an inventory write down of $1,103.

Property, plant and equipment (“PPE”)

The Company has PPE of $12,475 as of December 31, 2021 compared to $13,233 as of December 31, 2020. The decrease in PPE was a result of the depreciation charge which was partially offset by capital additions.

Bank indebtedness

The Company has bank indebtedness of $6,706 as of December 31, 2021 compared to $9,636 as of December 31, 2020. The decrease in bank indebtedness was a result paying down the existing lines of credit using the funds raised from the March 2021 private placement.

Accounts payable and accrued liabilities

The Company has accounts payable and accrued liabilities of $6,859 as of December 31, 2021 compared to $4,384 as of December 31, 2020. The increase in accounts payable and accrued liabilities was a result of the restart of mining operations at Lomada.

Accounts payable with related parties

The Company has accounts payable with related parties of $208 as of December 31, 2021 compared to $144 as of December 31, 2020. The increase in accounts payable with related parties is a result of remuneration, fees and interest expenses incurred during the period.

Loan payable and current portion of long-term debt

The Company has loan payable and current portion of long-term debt of $517 as of December 31, 2021 compared to $363 as of December 31, 2020. The increase in loan payable and current portion of long-term debt is due to financing acquired in 2021 to purchase drilling equipment.

Long term debt

The Company has non-current portion of total long-term debt of $15,762 as of December 31, 2021 compared to $14,917 as of December 31, 2020. This includes $15,507 payable to related parties as of December 31, 2021 compared to $14,808 as of December 31, 2020.

In February 2019, the Company announced that Cantomi Uruguay S.A., a company owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens, had provided a two-year $15,000 loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the Feasibility Study of its flagship Calcatreu Property. On November 16, 2020, the maturity of the loan was extended to December 31, 2022 and on December 22, 2021, the maturity of the loan was further extended to December 31, 2023. All other terms of the loan remain unchanged. As of December 31, 2021, there was $15,507 of principal and interest owing under this loan facility compared to $14,808 as of December 31, 2020.

As of February 2021, Cantomi Uruguay S.A. is no longer a related party as Carlos Miguens no longer has control of, or significant influence over the company.

Summary of Segmented Results of Operations ($000’s)

Cap-Oeste

Cap-Oeste produced a total of 6,979 gold equivalent ounces (4,205 ounces of gold and 198,989 ounces of silver) during the year ended December 31, 2021 compared to 6,965 gold equivalent ounces (5,081 ounces of gold and 161,314 ounces of silver) during the same period in 2020.

The cash costs of production for year ended December 31, 2021 was $698 per ounce1 and $732 per ounce1 including depreciation and amortization compared to $634 per ounce1 and $687 per ounce1 during the same period in 2020. The increase in cash cost of production per ounce was due to the higher inflation in Argentina which was partially offset by the devaluation of the Argentinian peso.

A total of 7,687 gold equivalent ounces (4,749 ounces of gold and 215,020 ounces of silver) were sold during the year ended December 31, 2021 at an average gross price of $1,812 per ounce1. During the same period in 2020, a total of 7,036 gold equivalent ounces (5,165 ounces of gold and 162,832 ounces of silver) were sold at an average gross price of $1,765 per ounce1.

Cap-Oeste generated revenues of $13,927 during the year ended December 31, 2021 compared to $12,417 during the same period in 2020. The increase in revenues was due to the higher gold prices and higher gold equivalent ounces sold during the year ended December 31, 2021 compared to the same period in 2020.

Cost of sales were $7,137 during the year ended December 31, 2021 compared to $6,589 during the same period in 2020. The increase in cost of sales was inline with the higher gold equivalent ounces sold during the year ended December 31, 2021 compared to the same period in 2020.

Administration expenses of $464 were incurred during the year ended December 31, 2021 compared to $495 during the same period in 2020. Administrative expenses consisted of depreciation of the mineral properties.

1 See Non-IFRS Financial Performance Measures

Lomada de Leiva Mine (“Lomada”)

Lomada produced a total of 2,357 ounces of gold during the year ended December 31, 2021 compared to 2,912 ounces of gold during the same period in 2020. Production decreased as the Company had residual heap leach operations at Lomada since February 2019, which has been declining due to the depletion in the pads from ongoing leaching. Following receipt of a preliminary permit on October 7, 2020, in November 2020 the Company restarted the mining operation at Lomada which had been previously closed since in February 2019 and started placing new material on the leach pad. The production from Lomada following the restart of operations has not offset the declining production and thus the overall production has decreased quarter over quarter.

The cash costs of production for the year ended December 31, 2021 were $2,669 per ounce1 and $2,797 per ounce1 including depreciation and amortization compared to $714 per ounce1 and $823 per ounce1 during the same period in 2020. The increase in cash costs is due to the decrease in production and the increase in costs due to the restart of mining operations.

A total of 2,320 gold equivalent ounces were sold during the year ended December 31, 2021 at an average gross price of $1,800 per ounce1. During the same period in 2020, 3,782 gold equivalent ounces were sold at an average gross price of $1,718 per ounce1.

Lomada generated revenues of $4,177 during the year ended December 31, 2021 compared to $6,482 during the same period in 2020. The decrease in revenue was due to lower amounts of gold equivalent ounces sold.

Cost of sales were $6,422 during the year ended December 31, 2021 compared to $4,391 during the same period in 2020. The increase in cost of sales was due to the increase in costs due to the restart of mining operations. During the year ended December 31, 2021, the net realizable value of the inventory was less than the costs incurred in establishing the gold held on carbon and the Company recorded an inventory write down of $1,103 (2020 - $Nil) under cost of sales.

Administrative expenses of $808 were incurred during the year ended December 31, 2021 compared to $Nil during the same period in 2020. Administrative expenses consisted of depreciation of the mineral properties.

The Company recorded an impairment charge of $989 during the year ended December 31, 2021 as the total estimated undiscounted future pre-tax cash flows are less than the carrying amount of the asset.

Martha and La Josefina Properties

There was no production at Martha during the year ended December 31, 2021 as the Company did not produce concentrate from Martha after April 2020. During the year ended December 31, 2020, Martha produced a total of 356 gold equivalent ounces (49 ounces of gold and 29,838 ounces of silver). Operations at Martha remain on care and maintenance while the Company continues to explore the property.

The cash costs of production for the year ended December 31, 2020 were $1,421 per ounce1 and $1,601 per ounce1 including depreciation and amortization.

1 See Non-IFRS Financial Performance Measures

Martha generated revenues of $Nil during the year ended December 31, 2021 compared to $950 during the same period in 2020.

Cost of sales were $Nil during the year ended December 31, 2021 compared to $2,267 during the same period in 2020.

Exploration expenses of $91 were incurred during the year ended December 31, 2021 compared to $83 during the same period in 2020.

The Company incurred repair and maintenance expense of $658 during the year ended December 31, 2021 compared to $Nil during the same period in 2020. The repair and maintenance during the period related to maintenance work at the Mina Martha plant.

Calcatreu Property

Exploration expenses of $1,576 were incurred during the year ended December 31, 2021 compared to $884 during the same period in 2020. The increase in exploration expenses was due to work on the Baseline Study and continued field work, which includes drilling, surface exploration, geophysics and hydrologic studies.

Administration expenses of $359 were incurred during the year ended December 31, 2021 compared to $217 during the same period in 2020. The increase in administrative expenses was due to increase in Argentine statutory taxes.

Argentina, Uruguay and Chile

This segment includes the results from the Company’s work on the Monte Leon and Tornado and Huracán properties in Argentina, the San José Property in Uruguay and general corporate activities. This segment does not generate revenues and includes costs that are not directly related to other mining properties that are reported as separate segments.

Exploration expenses of $2,937 were incurred during the year ended December 31, 2021 compared to $1,336 during the same period in 2020. Exploration expenses increased due to the drilling program conducted at Monte Leon and Tornado y Huracán and geological mapping and sampling included in this segment.

Administration expenses of $3,143 were incurred during the year ended December 31, 2021 compared to $2,946 during the same period in 2020. The increase in administrative expenses was mainly due to the increase in Argentine statutory taxes related to the interest paid overseas to Patagonia Gold Limited.

Interest expense of $652 was incurred during the year ended December 31, 2021 compared to $318 during the same period in 2020. The increase in interest expense was due to the increase in bank indebtedness with Argentinian banks.

A write-down of other receivables of $2,323 was incurred during the year ended December 31, 2021 compared to $Nil during the same period in 2020. The write-down was related to the recoverable costs from Fomicruz included in other receivables on the statement of financial position. See note 13 of the financial statements for more information.

United Kingdom

This segment includes the results of Patagonia Gold Limited (“PGL”) (formerly Patagonia Gold PLC) which is a holding company and does not generate any revenues.

Administration expenses of $185 were incurred during the year ended December 31, 2021 compared to $212 during the same period in 2020. Administrative expenses decreased due to lower professional fees.

Interest expense of $461 was incurred during the year ended December 31, 2021 compared to $610 during the same period in 2020. The decrease in interest expense was due to the repayment of bank indebtedness.

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

Administration expenses of $930 were incurred during the year ended December 31, 2021 compared to $1,285 during the same period in 2020. The decrease in administration expenses was primarily due to lower accounting and legal fees during the period.

Interest expense of $311 was incurred during the year ended December 31, 2021 compared to $1,171 during the same period in 2020. The decrease in interest expense was a result of the Company repaying its debts.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at December 31, 2021, the Company had financial assets and liabilities denominated in the following currencies:

	CAD	AR$	USD	Euro	GBP
Cash	$107	$130	54	$-	-
Other working capital (deficit) items - net	(140)	(5,218)	(8,080)	(207)	19
Non-current financial assets	-	401	-	-	15
Non-current financial liabilities	-	-	(15,762)	-	-

Off-Balance Sheet Arrangements

As of December 31, 2021, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to us.

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

Year ended December 31, 2021 (in $’000, except ounces and per unit amounts)

	Martha and La Josefina	Cap-Oeste	Lomada de Leiva
Cost of sales	$-	$7,137	$6,422
Less: Inventory write down	-	-	(1,103)
Less: Depreciation	-	(917)	(978)
Add/(Less): Other charges and timing differences (1)	-	(1,349)	1,950
Cash costs	$-	$4,871	$6,291
Add: Depreciation (2)	-	237	302
Cash costs and depreciation	$-	$5,108	$6,593

Ounces produced	-	6,979	2,357

Cash costs per ounce	$-	$698	$2,669
Cash costs and depreciation per ounce	$-	$732	$2,797

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

Average gross price per ounce sold

Average gross price per ounce sold is calculated by dividing the revenue for the relevant year by the ounces sold.

Year ended December 31, 2021 (in $’000, except ounces and per unit amounts)

	Cap-Oeste	Lomada de Leiva
Revenue	$13,927	$4,177

Ounces sold	7,687	2,320

Average gross price per ounce sold	$1,812	$1,800

Year ended December 31, 2020 (in $’000, except ounces and per unit amounts)

	Cap-Oeste	Lomada de Leiva
Revenue	$12,417	$6,482

Ounces sold	7,036	3,773

Average gross price per ounce sold	$1,765	$1,718

B.	Liquidity and Capital Resources

Except where otherwise noted, the amounts disclosed in this section are rounded to the nearest $1,000 and are expressed in United States dollars.

As of December 31, 2021, the Company had a working capital deficiency of $7,728 (2020 - $8,378). The improvement in the working capital deficiency is a result of the repayment of bank indebtedness and the settlement of debts with related parties.

The Company’s capital management objectives are:

●	to ensure the Company’s ability to continue as a going concern;
●	to fund projects from raising capital from equity placements rather than long-term borrowings;

●	to increase the value of the assets of the business; and
●	to provide an adequate return to shareholders in the future when new or existing exploration assets are taken into production.

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

In February 2019, the Company announced that Cantomi Uruguay S.A., a company owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens, had provided a two-year $15,000 loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the Feasibility Study of its flagship Calcatreu Property. On November 16, 2020, the maturity of the loan was extended to December 31, 2022. All other terms of the loan remain unchanged. As of December 31, 2021, there is $15,507 (2020 - $14,808) of principal and interest owing under the loan facility.

As of February 2021, Cantomi Uruguay S.A. is no longer a related party as Carlos Miguens no longer has control of the company.

The Company also has access to the following operating lines of credit:

●	A credit facility with a limit of $6,600, maturity date of December 31, 2022 and interest rate of 1.5% plus base rate. As at December 31, 2021, the interest rate was 1.65% and the Company owed $3,915 (2020 - $9,636) under the credit facility.
●	A credit facility with an Argentinian bank with a limit of $1,947 (200,000 Argentinian Peso), maturity date of April 30, 2022 and interest rate of 42%. As at December 31, 2021, the Company owed $1,941 (2020 - $Nil) under the credit facility.
●	A credit facility with an Argentinian bank with a limit of $1,460 (150,000 Argentinian Peso), maturity date of June 30, 2022 and interest rate of 35%. As at December 31, 2021, the Company owed $850 (2020 - $Nil) under the credit facility.

On March 10, 2021, the Company completed a private placement offering and raised gross proceeds of $7.4 million (CAD $9.3 million) through the issuance of 104,086,063 units of the Company at a price of CAD $0.09 per unit.

The contractual obligations of the Company’s liabilities as at December 31, 2021 are as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank indebtedness	$6,706	$6,706	-	-	-
Accounts payable and accrued liabilities	6,859	6,859	-	-	-
Accounts payable with related parties	208	208	-	-	-
Loan payable and current portion of long-term debt	517	517	-	-	-
Long-term debt	255	-	255	-	-
Long-term debt with related parties	15,507	-	15,507	-	-
Reclamation and remediation obligations	6,188	-	5,142	-	1,046
Other long-term payables	8	-	8	-	-
Total	$36,248	$14,290	$20,912	-	$1,046

C.	Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place.

D.	Trend Information

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

E.	Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names and positions of officers and directors:

Name	Age	Position	Position Held Since
Carlos J. Miguens	73	Director (Chair)	July 2019
Tim Hunt	69	Director	April 2010
Christopher van Tienhoven	54	Chief Executive Officer and Director	July 2019
Cristian Lopez Saubidet	47	Chief Financial Officer and Director	July 2019
Alexander Harper	74	Director	July 2019
David Jarvis	67	Director	July 2019
Leon Hardy	68	Director	February 2020
Jorge Sanguin	60	Chief Operating Officer	January 2020

All officers identified above serve at the discretion of the Board and have consented to act as officers of the Company.

Set forth below is a brief description of the background and business experience of the executive officers and directors:

Carlos J. Miguens, Director

Carlos J. Miguens currently serves as a Director and is the Chair of the Compensation Committee. Mr. Miguens has extensive business experience in Latin America. He was President of Cerveceria & Malteria Quilmes, one of Argentina’s largest brewing companies, for 11 years, until its sale to Ambev.

In addition to his role with the Company, Mr. Miguens is President of Patagonia Gold S.A., Minera Minamalú S.A., Minera Aquiline Argentina SAU, Huemules S.A. and Leleque Exploración S.A. He is also Co-Founder and Vice-President of A.E.A. (Asociación Empresaria Argentina).

Tim Hunt, Director

Tim Hunt currently serves as a Director and is a member of the Audit Committee. Mr. Hunt has over 30 years of experience in the mining industry, including as an investment broker and as Founder of Hunt Mining Corp., which was engaged in the exploration and development of mineral properties in the Santa Cruz Province of Argentina for approximately 14 years. Prior to the RTO, Mr. Hunt served as Chairman and CEO of Hunt Mining Corp.

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

Mr. van Tienhoven holds a Bachelor of Science in Economics from the Wharton School, University of Pennsylvania.

As CEO of the company, Christopher acts as the main point of communication between the Board of Directors and corporate operations. His main responsibilities include making major corporate decisions, managing the overall operations and resources of Patagonia Gold.

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

Mr. Saubidet’s responsibilities include financial planning and analyzing the company’s financial strengths and proposing strategic direction. It is expected that Mr. Saubidet will dedicate approximately 50% of his time to his role as CFO and such services shall be provided as an independent contractor.

Alexander Harper, Director

Alexander Harper currently serves as a Director and is the Chair of the Audit Committee and member of the Compensation Committee. Mr. Harper began his career at Merrill Lynch in London in the 1970s as a registered representative. Subsequently, he became an independent international commodity trader, investor and consultant with extensive experience in the United Kingdom, Europe, the United States, Latin America and West Africa. Mr. Harper is currently based in Argentina.

Mr. Harper was educated at Winchester College, Hampshire, UK.

David Jarvis, Director

David Jarvis currently serves as a Director and is a member of the Audit Committee and the Compensation Committee. Mr. Jarvis is a mining operations executive with broad experience in the Americas and East and Central Asia. His previous roles include Superintendent, Mine Water Management for Newmont Gold, Mine Manager for Kumtor Operating Co., Centerra Gold, Kyrgyzstan, Production Manager, Nome Alaska for NovaGold Resources Inc. and Vice-President and General Manager for Coeur Mexicana, SA de C.V. S

In addition to his role with the Company, Mr. Jarvis serves as Principal at Jarvis Mineral Services, where he provides mining consulting services in Central Asia and North and South America.

Mr. Jarvis holds a Bachelor of Science degree in Mining Engineering from Pennsylvania State University.

Leon Hardy, Director

Leon Hardy currently serves as a Director. Mr. Hardy has over 40 years of relevant technical and operational experience, including with respect to operational, cost control, due diligence, strategic mine planning and feasibility study-related matters, and has 12 years of experience in Latin America. He previously served as the Company’s Interim COO, Managing Director and COO of Hunt Mining Corp., President and CEO of Rockstar Resources, COO and Senior Vice-President for Coeur Mining Inc. and Vice President and General Manager of Coeur Argentina. Mr. Hardy also served as General Manager of the Company’s Martha mine and was instrumental in the mine’s success from the start-up stage though the construction of the 240 TPD Mill and subsequent full-scale operations.

Mr. Hardy holds a Bachelor of Science in Geological Engineering from the University of Arizona and is a registered professional engineer.

Jorge Sanguin, COO

Jorge Sanguin currently serves as the Company’s COO. He is tasked with implementing the business operation of the company and reports to the CEO of Patagonia Gold. Mr. Sanguin is an Argentine national with over 26 years’ experience in the mining sector. Mr. Sanguin has held key positions in a number of mining operations in Argentina, including Mining Manager at Manantial Espejo (Pan American Silver), President and General Manager and Board member of Cerro Vanguardia (AngloGold Ashanti) and General Manager of Cerro Moro (Yamana).

Mr. Sanguin holds a Bachelor of Science in Mining Engineering from the University of San Juan.

B.	Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth all annual and long-term compensation in US dollars for services in all capacities to the Company for the year ended December 31, 2021 in respect of the Company’s named executive officers (“NEOs”) expressed in US dollars:

	Salary	Bonus	Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation		Total
Name and Principal Position	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)		(US$)
Jorge Sanguin, COO(2)	260,000	-	-	38,000	-	-	-		298,000
Christopher van Tienhoven, CEO and Director (3)	250,000	125,000	-	57,000	-	-	-		432,000
Cristian Lopez Saubidet, CFO and Director (4)	-	-	-	38,000	-	-	12,000	(5)	50,000

(1)	On August 14, 2020, the Company granted stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025. The stock options vest in three equal trances on the first, second and third anniversary of the grant date. The stock option compensation expense is recognized evenly during the vesting period. The fair value of the options was calculated on grant date using the Black-Scholes option pricing model and using the following assumptions:

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

Mr. van Tienhoven was granted 1,000,000 stock options in his capacity as the Chief Executive Officer.

Mr. Saubidet was granted 500,000 stock options in his capacity as the Chief Financial Officer.

(2)	Mr. Sanguin became the Chief Operating Officer effective January 1, 2020.

(3)	Mr. van Tienhoven was appointed as Chief Executive Officer of the Company on July 22, 2019.

(4)	Mr. Saubidet was appointed Chief Financial Officer and Director of the Company on July 22, 2019.

(5)	Mr. Saubidet was paid $12,000 in fees for serving in his capacity as a Director.

DIRECTOR’S COMPENSATION TABLE

The following table sets forth the total compensation earned by each director of the during the year ended December 31, 2021:

Director’s Compensation Table	Fees Earned or Paid in Cash	Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Name	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Carlos J. Miguens	12,000	-	19,000	-	-	-	31,000
Tim Hunt	12,000	-	19,000	-	-	-	31,000
Cristian Lopez Saubidet	12,000	-	-	-	-	-	12,000
Christopher van Tienhoven	-	-	-	-	-	-	-
Alexander Harper	12,000	-	19,000	-	-	-	31,000
David Jarvis	12,000	-	19,000	-	-	-	31,000
Leon Hardy	12,000	-	19,000	-	-	-	31,000

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

INCENTIVE PLAN AWARDS

Outstanding Option-based Awards and Share-based Awards

The following table shows all option-based awards and share-based awards outstanding to be exercised in Canadian dollars to each NEO as of December 31, 2021:

Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#) exercisable.	Number of securities underlying unexercised options (#) unexercisable. (1)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price (CAD $)	Option expiration date	Number of shares or units that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Jorge Sanguin	1,133,333	666,667	-	0.065- 0.16	09/25/2024 - 08/13/2025	-	-	-
Christopher van Tienhoven	1,500,000	1,000,000	-	0.065- 0.16	09/25/2024 - 08/13/2025	-	-	-
Cristian Lopez Saubidet	1,333,333	666,667	-	0.065- 0.16	09/25/2024 - 08/13/2025	-	-	-
TOTAL	3,966,666	2,333,334	-	0.065- 0.16	09/25/2024 - 08/13/2025	-	-	-

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

The Stock Option Plan allows for the issuance of up to 10% of the issued and outstanding share capital of the Company in the form of incentive stock options. As of the date hereof, a total of 466,566,441 common shares of the Company are issued and outstanding and the Option Grant represents approximately 3.70% of the issued and outstanding share capital.

C.	Board practices

Each director of the Company is elected annually to serve until the next annual meeting of the shareholders unless that person ceases to be a director before then. Neither the Company nor any of its subsidiaries currently has in place service contracts with any of its directors providing benefits upon termination of employment.

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

Compensation Risk

The Board considers that the Company’s compensation philosophy is aligned with prudent risk management and does not encourage the NEOs to take inappropriate or excessive risks.

The Company does not prohibit NEOs or directors from purchasing financial instruments such as variable forward contracts or equity swaps, collars, or units of exchange funds, or other financial instruments designed to hedge or offset a decrease in market value of securities granted as compensation held, directly or indirectly, by an NEO or director. However, neither the Board nor executive management is aware that any such individual has in the past bought or currently holds such instruments.

During the year ended December 31, 2021, the Company had the following three (3) NEOs:

1.	Christopher van Tienhoven, Chief Executive Officer
2.	Cristian Lopez Saubidet, Chief Financial Officer
3.	Jorge Sanguin. Chief Operating Officer

Elements of the Compensation Program

The three elements of the Company’s compensation program during the financial year ended December 31, 2021 are (i) base salary and benefits, and (ii) an incentive stock option plan and (iii) incentive cash bonus. Each item of the compensation program is discussed below.

Base Salaries and Benefits

Salaries of executive officers are based on informal discussions and analysis by the Board. The Board has not used any formula in the determination of executive salaries. Base salaries are paid at levels that reward executive officers for ongoing performance and that enable the Company to attract and retain qualified executives with a demonstrated ability to maximize shareholder value. Base pay is a critical element of compensation program because it motivates the NEOs with stability and predictability, which allows the NEOs to focus their attention on maximizing shareholder value and other business initiatives. Although the Company has no specific formula for determining base salary, the Company may consider the following factors, among others: the executive’s current base salary, qualifications and experience, industry knowledge, scope of responsibilities, past performance and length of service with the Company. The Company does not apply a specific weighting to any of the above factors. The Compensation Committee has not established formal periodic compensation review procedures; however, salaries and other elements of executive compensation will be reviewed periodically by the Compensation Committee and the Board.

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

D.	Employees

As at December 31, 2021, the Company had 154 full and part time employees and one individual working on a consulting basis.

	Santa Cruz	Rio Negro	Buenos Aires	Total
Operations	94	-	-	94
Exploration	19	17	-	36
General and Administrative	8	6	10	24
Total	121	23	10	154

E.	Share Ownership

The following table sets forth certain information regarding the beneficial ownership of common stock as of April 29, 2022 by (i) each director, (ii) each officer named in the summary compensation table above, and (iii) all directors and executive officers as a group. Except as otherwise indicated below, each person named has sole voting and investment power with respect to the shares indicated. The percentage of ownership set forth below reflects each holder’s ownership interest in the 466,566,441 shares of the common stock outstanding as of April 29, 2022.

Name and Address of Beneficial Owner	Shares	Percent	Vested Options	Warrants
Carlos J. Miguens (1)	195,502,445	41.90%	666,667	57,777,777
Tim Hunt (2)	97,693,902	20.94%	666,667	-
Christopher van Tienhoven (3)	355,822	*	1,500,000	-
Cristian Lopez Saubidet (4)	140,196	*	1,333,333	-
David Jarvis (5)	Nil	*	666,667	-
Alexander Harper (6)	1,677,622	*	666,667	-
Leon Hardy (7)	135,000	*	666,667	-
Jorge Sanguin (8)	Nil	*	1,133,333	-
All current executive officers and directors as a group (8 persons) (9)	295,504,987	63.34%	7,300,001	57,777,777

* Holding constitutes less that 1% of the outstanding shares.

(1)	500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 166,667 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025. And 57,777,777 warrants, each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024.
(2)	94,562,005 of these shares are owned by Hunt Family Limited Partnership, an entity controlled by Mr. Hunt, 2,785,197 shares are owned directly by Mr. Hunt and 346,700 shares are owned by Mr. Hunt’s spouse. The stock options include 500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 166,667 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025.
(3)	1,000,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 500,000 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025.
(4)	1,000,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 333,333 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025.
(5)	500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 166,667 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025.

(6)	500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 166,667 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025.
(7)	500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 166,667 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025.
(8)	800,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 333,333 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025.
(9)	5,300,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 2,000,001 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025. And 57,777,777 warrants, each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of April 25, 2022, the persons known to the Company to be the beneficial owner of more than five percent (5%) of our common shares. The percentage of ownership set forth below reflects each holder’s ownership interest in the 466,566,441 shares of the common stock outstanding as of April 25, 2022.

The company’s major shareholders do not have different voting rights.

Name of Beneficial Owner	Shares	Percent	Vested Options	Warrants
Carlos J. Miguens (1)	195,502,445	41.90%	666,667	57,777,777
Tim Hunt (2)	97,693,902	20.94%	666,667	-

(1)	500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 166,667 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025. And 57,777,777 warrants, each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024.
(2)	94,562,005 of these shares are owned by Hunt Family Limited Partnership, an entity controlled by Mr. Hunt, 2,785,197 shares are owned directly by Mr. Hunt and 346,700 shares are owned by Mr. Hunt’s spouse. The stock options include 500,000 vested stock options with an exercise price of CAD$0.065 and maturity date of September 25, 2024 and 166,667 vested stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025.

Total Number of Active Holders	Total Number of Common Shares Issued and Outstanding	Number of Canadian Active Holders	Number of Common Shares Held by Canadian Active Holders	Percentage of Common Shares Held by Canadian Holders	Number of US Active Holders	Number of Common Shares Held by US Active Holders	Percentage of Common Shares Held By US Holders
2,433	466,566,441	21	307,597,785	65.93%	1,394	98,523,829	21.12%

B.	Related Party Transactions

Except where otherwise noted, the amounts disclosed in this section are rounded to the nearest $1,000 and are expressed in United States dollars.

Cantomi Uruguay S.A. (“Cantomi Uruguay”) and Agropecuaria Cantomi S.A. (“Agropecuaria Cantomi”)

Contomi Uruguay and Agropecuaria Cantomi are owned and controlled by the Company’s Director Carlos J. Miguens.

In February 2019, Cantomi Uruguay provided a two-year $15 million loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the Feasibility Study of its flagship Calcatreu Property. The loan facility has an interest rate of 5% and had an original maturity date of March 31, 2021. The loan facility was subsequently amended to extend the maturity date to December 31, 2023. All other terms of the loan remain unchanged.

During the year ended December 31, 2021, the Company incurred interest expense of $699 on the loan facility. As of December 31, 2021, the Company owes $15,507 ($13,961 in principal and $1,546 in interest) to Cantomi Uruguay under the loan facility. The largest principal balance outstanding during the year ended December 31, 2021 was $13,961.

During the year ended December 31, 2021, the Company incurred $63 in rent expense from Agropecuaria Cantomi relating to a subsidiary’s office. As of December 31, 2021, the Company owes $166 in rent payable to Agropecuaria Cantomi. The largest outstanding balance during the year ended December 31, 2021 was $166. As of the date of this filing, May 2, 2022, the amount outstanding is $187 and no interest rate is applicable to this amount outstanding.

As of February 2021, Cantomi Uruguay S.A. is no longer a related party as Carlos Miguens no longer has control of the company.

C.	Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Item 18 of this Annual Report contains the consolidated financial statements as at and for the years ended December 31, 2021, 2020 and 2019. The financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Export Sales

(All dollar figures are in ‘000s of U.S. Dollars)

Export sales constituted 100% of the Company’s total sales volume during the fiscal years disclosed in the following table:

Year	Sales
2021	18,104
2020	19,849
2019	21,938

Legal Proceedings

Republic Metals Corporation (“Republic”) filed for protection under Chapter 11 of the United States Bankruptcy Code on November 2, 2018 (the “Petition Date”) in the United States Bankruptcy Court for the Southern District of New York. Republic processed material from the Company’s Lomada and Cap-Oeste properties in the Santa Cruz province of Argentina prior to the Petition Date. The Chapter 11 plan of liquidation in the bankruptcy proceedings appointed a Litigation Trustee (the “Trustee”) to handle the Bankruptcy Estate of Republic. The Company received a demand letter (the “Demand Letter”) from the Trustee dated March 17, 2020, demanding repayment of amounts previously paid by Republic to the Company within 90 days before the Petition Date. The Company reviewed the Demand Letter with its independent US counsel and counsel has responded to the Demand Letter. Republic was required to have commenced an action to recover the Preference Amount by November 2, 2020. As of the date of this Annual Report, no litigation has been brought by Republic against the Company. No provision has been accrued in the consolidated financial statements related to the Demand Letter as Management does not anticipate that the Company will have to repay any of the amounts previously received from Republic.

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

B.	Significant Changes

Not applicable.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The principal trading market for the Company’s shares is the TSX Venture Exchange and the ordinary shares are listed and posted for trading under the symbol PGDC.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s shares are currently listed on the TSXV under the symbol “PGDC” and the CUSIP number is 70289T. The Company’s shares are also listed on OTC Markets under the symbol “HGLD.”

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

Certain Canadian Federal Income Tax Consequences

The following discussion describes the principal Canadian federal income tax consequences applicable to a holder of shares of our common stock which are traded on the TSXV, who, at all material times, is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Treaty”) entitled to the full benefits of the Treaty and is not a resident, or deemed to be a resident, of Canada for purposes of the Income Tax Act (Canada) (“ITA”), deals at arm’s length and is not affiliated with the Company, holds shares of our common stock as capital property and as beneficial owner, and does not use or hold, is not deemed to use or hold, his or her common stock of the Company in connection with carrying on a business in Canada and, did not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Treaty (a “non-resident holder”).

This summary does not apply to a holder (i) that acquires share of our common stock by virtue of employment; (ii) that is a financial institution, specified financial institution, registered non-resident insurer, authorized foreign bank, partnership or a trust as defined in the ITA; or (iii) that is a “foreign affiliate” (as defined in the ITA) of a taxpayer resident in Canada.

This summary is based upon the current provisions of the ITA in force as of the date hereof, managements’ understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published by it in writing prior to the date hereof. This summary takes into account all specific proposals to amend the ITA publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted substantially as proposed; however, no assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or the CRA’s administrative policies or assessing practices, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of the Company, and no opinion or representation with respect to the Canadian federal income tax considerations to any such holder or prospective holder is made. Accordingly, holders and prospective holders of the Company are urged to consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of the common stock of the Company.

Dividends

Dividends paid or credited or deemed under the ITA to be paid or credited by the Company to a non-resident holder will be subject to a 25% Canadian withholding tax under the ITA, subject to a reduction in the rate of withholding under the Treaty. The Treaty provides that the statutory 25% withholding tax rate is generally reduced to 15% on the gross amount of the dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividend who is a non-resident holder (or 5% for a company that holds at least 10% of the voting stock of the corporation paying the dividend). Non-resident holders should consult their own tax advisors.

Capital Gains

A non-resident of Canada will not be subject to tax under the ITA in respect of a capital gain realized upon the disposition or a deemed disposition of a share of a corporation unless, nor will capital losses arising therefrom be recognized under the ITA, at the time of the disposition or deemed disposition, the shares are considered to be “taxable Canadian property” within the meaning of the ITA and the holder is not otherwise entitled to an exemption under the applicable tax treaty.

Provided that the common stock of the Company are then listed on a “designated stock exchange” for purposes of the ITA (which currently includes the TSXV), at the time of disposition, our common stock generally will not constitute taxable Canadian property of a non-resident holder at that time, unless at any time during the 60 month period immediately preceding the disposition of the common stock (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by, or belonged to, any combination of (a) the non-resident holder, (b) persons with whom the non-resident holder did not deal at arm’s length, and (c) partnerships in which the non-resident holder or a person described in (b) held a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the ITA), “timber resource property” (as defined in the ITA), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, our common stock may also be deemed to be taxable Canadian property to a non-resident holder for purposes of the ITA in certain circumstances.

In the case of a non-resident holder to whom shares of our common stock constitute taxable Canadian property, no Canadian taxes will be payable on a capital gain realized on such shares unless the value of such shares is derived principally from real property situated in Canada within the meaning of the Treaty at the time of the disposition. For this purpose, ”real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of shares our common stock. This discussion does not address all potentially relevant Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences, except as otherwise specifically noted (See “Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently in effect and as applicable herein, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of our common stock, and no opinion or representation with respect to the U.S. Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of our common stock are urged to consult their own tax advisors about the U.S. Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of shares of our common stock.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of shares of our common stock who is a citizen or an individual who is treated as a resident of the United States (as determined under the United States tax laws for U.S. federal income tax purposes); a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State or political subdivision thereof or the District of Columbia; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. This summary does not address the United States tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of U.S. federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, persons who hold shares of our common stock as part of a straddle, hedging or a conversion transaction, and persons who acquire their shares of our common stock as compensation for services. This discussion is limited to U.S. Holders who own shares of our common stock as capital assets and who hold the shares of our common stock directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust). This discussion does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire shares of our common stock.

Distributions

Subject to the discussion below regarding passive foreign investment companies (“PFICs”), the gross amount of any distribution (including non-cash property) by us (including any Canadian taxes withheld therefrom) with respect to shares of our common stock generally should be included in the gross income of a U.S. Holder as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of ours, as determined under United States Federal income tax principles. Distributions received by non-corporate U.S. Holders may be subject to United States Federal income tax at lower rates than other types of ordinary income (at graduated rates of 0%, 15%, or 20%) in taxable years beginning on or before December 31, 2010 if certain conditions are met. These conditions include the Company not being classified as a PFIC, it being a “qualified foreign corporation,” the U.S. Holder’s satisfaction of a holding period requirement, and the U.S. Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under an applicable comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in shares of our common stock and to the extent that such distribution exceeds the Holder’s adjusted tax basis in shares of our common stock, will be taxed as capital gain. In the case of U.S. Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

Section 1411 of the Internal Revenue Code imposes a 3.8% Medicare surtax on net investment income of certain individuals, estates and trusts. In general, distributions by the Company will be considered investment income for purposes of the surtax.

If a U.S. Holder receives a dividend in Canadian dollars, the amount of the dividend for U.S. federal income tax purposes will be the U.S. dollar value of the dividend (determined at the spot rate on the date of such payment) regardless of whether the payment is later converted into U.S. dollars. In such case, the U.S. Holder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted into U.S. dollars.

Disposition of Shares of our Common Stock

Subject to the discussion below regarding PFIC’s, gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of shares of our common stock (including, without limitation, a complete redemption of shares of our common stock) generally will be subject to U.S. Federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in shares of our common stock and the amount realized on the disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate U.S. Holder (including an individual) upon a sale or other disposition of shares of our common stock that have been held for more than one year will generally be subject to a U.S. federal income tax at graduated rates of 0%, 15%, or 20% subject to the PFIC rules below. Deductions for capital losses are subject to certain limitations.

Section 1411 of the Internal Revenue Code imposes a 3.8% Medicare surtax on net investment income of certain individuals, estates and trusts. In general, capital gain or loss recognized upon the sale of Common Stock of the Company will be considered investment income for purposes of the surtax.

If the U.S. Holder receives Canadian dollars on the sale or disposition, it will have a tax basis in such dollars equal to the U.S. dollar value. Generally, any gain or loss realized on a subsequent disposition of the Canadian dollars will be U.S. source ordinary income or loss.

U.S. “Anti-Deferral” Rules

Passive Foreign Investment Company (“PFIC”) Regime

If we, or a non-U.S. entity directly or indirectly owned by us (“Related Entity”), has 75% or more of its gross income as “passive” income, or if the average value during a taxable year of ours or the Related Entity’s “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us or the Related Entity, then we may be treated as a PFIC and the corresponding United States PFIC rules may apply to U.S. Holders. Additionally, if we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless the U.S. Holder makes the “deemed sale election” described below.

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

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s subordinate voting shares on the last day of our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC by reason of ownership of our subordinate voting shares. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above and loss would not be recognized.

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

In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of our common stock by a US person who is or was a U. S. Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of ours attributable to the stock sold or exchanged. We or a related entity express no opinion as to the Company’s or a related entity’s status as a CFC under the Code. U.S. Holders should consult their own tax advisors with respect to the CFC classification and related tax matters and their applicability to their particular tax situation.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to us may be entitled to either a deduction or a tax credit for such foreign tax paid or withheld, at the option of the U.S. Holder. Generally, it will be more advantageous to claim a foreign tax credit because a credit reduces United States federal income tax on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

There are significant and complex limitations which apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to its worldwide taxable income. This limitation is designed to prevent foreign tax credits from offsetting United States source income. In determining this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this determination.

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

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

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

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at December 31, 2021, the Company had financial assets and liabilities denominated in the following foreign currencies:

	CAD	AR$	USD	Euro	GBP
Cash	$107	$130	54	$-	$-
Other working capital (deficit) items - net	(140)	(5,218)	(8,080)	(207)	19
Non-current financial assets	-	401	2,323		15
Non-current financial liabilities	-	-	(15,762)		-

Credit Risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. Credit risk is managed by dealing with parties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the parties. The majority of accounts receivable relate to the sale of gold and silver.

The Company currently maintains a substantial portion of its day-to-day operating cash balances at financial institutions. As at December 31, 2021, the Company had total cash balances of $291 (2020 - $819) at financial institutions, where $Nil (2020 - $Nil) is in excess of federally insured limits.

The Company has concentrations of credit risk with respect to its trade receivables, the majority of which are concentrated internationally amongst a small number of customers. As at December 31, 2021 and 2020, the Company had two (2) customers that make up the entire balance of the trade receivables. The Company controls credit risk through monitoring procedures, and by performing credit evaluations of its customers, but generally does not require collateral to secure accounts receivable.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due. The Company’s management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. As at December 31, 2021, the Company had current assets of $6,562 (2019 - $6,419) to settle current liabilities of $14,290 (2020 - $14,527).

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

For the purposes of Exchange Act Rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal controls over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal controls over financial reporting were effective as at December 31, 2021.

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

Changes in Internal Control over Financial Reporting

Based on the evaluation as at December 31, 2021, management, including our principal executive officer and principal financial officer, have concluded that there were no material changes in the design of internal controls from the last annual reporting date of December 31, 2021.

Item 16. [Reserved]

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

The Code is designed to promote the following objectives:

●	Honest and ethical conduct, including ethical interactions with government officials and the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
●	Full, fair, accurate, timely, understandable and transparent disclosure in periodic reports and documents required to be filed by the Company and in other public communications made by the Company;
●	Compliance with the applicable exchange, government and self-regulatory organization laws, rules and regulations;
●	Prompt internal reporting of Code violations; and
●	Accountability for compliance with the Code.

The text of the Code is available on the Company’s website (www.patagoniagold.com/company/policies/). The Company intends to disclose on its website any amendment to, or waiver from, a provision of policies as required by law.

There were no material changes to the procedures by which security holders may recommend nominees to the Company’s board of directors.

No amendments have ever been made to the Company’s Code and no waiver, including an implicit waiver, has ever been granted to one of the officers or persons to whom the code applies. If in the future, an amendment is made to the code or a waiver is provided, the Company will disclose the required information on its Internet website within five business days following the date of the amendment or waiver. This information will remain available on the website for 12-months, following which the Company will retain the information for a period of five years. If requested to do so by the Commission, the Company will furnish to the Commission or its staff a copy of any or all information retained pursuant to this requirement.

Item 16C. Principal Accountant Fees and Services.

Audit Fees

The following table sets forth the aggregate fess billed to the Company by Grant Thornton LLP and its associates during the year ended December 31, 2021 and 2020.

	Year ended December 31,
	2021	2020
Audit fees	238,000	180,000
Audit-related fees(1)	42,000	37,000
Tax fees(2)	31,000	14,000
Total	311,000	231,000

Notes:

(1) Fees for the quarterly review of the financial statements

(2) Fees for the preparation of the Company’s tax returns.

Before the accountant is engaged by the Company, to render audit or non-audit services, the engagement is approved by the Company’s audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES
Period (Year ended December 31, 2021)	(a) Total Number of Shares purchased	(b) Average Price Paid per Share ($ USD)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 - 31	-	-	-	-
February 1 - 28	-	-	-	-
March 1 - 31	-	-	-	-
April 1 - 30	-	-	-	-
May 1 - 31	-	-	-	-
June 1 - 30	-	-	-	-
July 1 - 31	-	-	-	-
August 1 - 31	-	-	-	-
September 1 - 30	-	-	-	-
October 1 – 31	-	-	-	-
November 1 - 30	-	-	550,000	9,450,000
December 1 – 31	-	-	-	-
Total	-	-	550,000	9,450,000

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

On October 26, 2021, the Company announced that it has received approval from the TSXV of its Notice of Intention to Make a NCIB. Under the NCIB, the Company may purchase for cancellation up to 10,000,000 common shares (the “Shares”) (representing approximately 2% of its 467,116,441 issued and outstanding common shares as of October 26, 2021 over a twelve (12) month period commencing on October 26, 2021.

During the year ended December 31, 2021, the Company repurchased 550,000 common shares under the NCIB for $19,891.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following Financial Statements are filed with and incorporated herein as part of this Annual Report as Exhibit F-1:

1.	Audited Consolidated Financial Statements of Patagonia Gold Corp. for the years ended December 31, 2021, 2020 and 2019, comprised of the following:

a.	Independent Auditor’s Report of Registered Public Accounting Firm, Grant Thornton LLP (PCAOB ID #1390), for the years ended December 31, 2021, 2020 and 2019;
b.	Consolidated Statements of Financial Position as at December 31, 2021 and 2020;
c.	Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2021, 2020 and 2019;
d.	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2021, 2020 and 2019;
e.	Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019;
f.	Notes to the Consolidated Financial Statements.

Item 19. Exhibits

The following exhibits are included in the Annual Report on Form 20-F:

		Incorporated by reference
Exhibit Number	Document Description	Form	Date (MM/DD/YY)	Number	Filed herewith
1.1	Articles of Incorporation – British Columbia	20-F	05/05/21	1.1

2.1	Stock Option Plan	F-1/A-2	12/20/12	99.1

4.1	The Scheme of Arrangement between Patagonia Gold Plc and Hunt Mining Corp.	10-K	11/18/20	2.1

4.2	Exploration and Option Agreement between Cerro Cazador S.A. and FK Minera S.A. dated March 28, 2007	F-1/A-2	12/20/12	10.1

4.3	Agreement between Fomento Minero de Santa Cruz Sociedad del Estado and Hunt Mining Corp.’s subsidiary, Cerro Cazador, S.A., with respect to the La Josefina property, dated July 24, 2007	F-1/A-2	12/20/12	10.2

4.4	Share Purchase Agreement among Sinomar Capital Corp., Cerro Cazador S.A., Hunt Mountain Resources Ltd. and Hunt Mountain Investments, LLC, dated October 13, 2009	F-1/A-3	03/28/14	10.3

4.5	Executive Employment Agreement with Timothy R. Hunt dated January 1, 2012	F-1/A-3	03/28/14	10.5

4.6	Exploration Agreement Among Eldorado Gold Corporation, Hunt Mining Corp. and Cerro Cazador, S.A. dated May 3, 2012	F-1/A-3	03/28/14	10.8

4.7	Agreement between Fomento Minero de Santa Cruz Sociedad del Estado and Hunt Mining Corp.’s subsidiary Cerro Cazador, S.A. with respect to the La Josefina property, dated November 15, 2012	F-1/A-4	06/30/14	10.9

4.8	Amended Agreement between Fomento Minero de Santa Cruz Sociedad del Estado and Hunt Mining Corp.’s subsidiary, Cerro Cazador, S.A., with respect to the La Valenciana property, dated November 15, 2012	F-1/A-3	03/28/14	10.10

4.9	Buyer’s Contract with Ocean Partners USA, Inc., Hunt Mining Corp and Huntwood Industries, Inc. dated September 28, 2016	10-K	05/22/17	10.11

4.10	Advance Payment Facility Agreement with Ocean Partners USA, Inc., Hunt Mining Corp and Huntwood Industries, Inc. dated October 28, 2016	10-K	05/22/17	10.12

11.1	Code of Business Conduct and Ethics	10-K	11/18/20	14.1

12.1	Certification of Chief Executive Officer of Patagonia Gold Corp. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934				X

12.2	Certification of Chief Financial Officer of Patagonia Gold Corp. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934				X

13.1	Certification of Chief Executive Officer of Patagonia Gold Corp., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

13.2	Certification of Chief Financial Officer of Patagonia Gold Corp., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

15.1	Audit Committee Charter	20-F	05/05/21	15.1

15.2	Compensation Committee Charter	20-F	05/05/21	15.2

15.3	Consent of Donald J. Birak				X

F-1	Financial Statements

101.INS	Inline XBRL Instance Document				X

101.SCH	Inline XBRL Taxonomy Extension – Schema				X

101.CAL	Inline XBRL Taxonomy Extension – Calculations				X

101.DEF	Inline XBRL Taxonomy Extension – Definitions				X

101.LAB	Inline XBRL Taxonomy Extension – Labels				X

101.PRE	Inline XBRL Taxonomy Extension – Presentation				X

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)				X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PATAGONIA GOLD CORP.

BY:	/s/ “Christopher van Tienhoven”
Christopher Van Tienhoven
Chief Executive Officer

Date: May 2, 2022

Patagonia Gold Corp.

Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(All amounts in thousands of United States Dollars unless otherwise stated)

Report of independent registered public accounting firm
Grant Thornton LLP Suite 1600 333 Seymour Street Vancouver, BC V6B 0A4
To the Board of Directors and Shareholders of Patagonia Gold Corp.	T +1 604 687 2711 F +1 604 685 6569

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Patagonia Gold Corp. (the “Company”) as of December 31, 2021, and December 31, 2020 and the related consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Material uncertainty related to going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of US$11,266 thousand during the year ended December 31, 2021, and as of that date, the Company had negative working capital of US$7,728 thousand and an accumulated deficit of US$201,710 thousand. These conditions, along with other matters as set forth in Note 3, raise substantial doubt about the Company’s ability to continue as a going concern as at December 31, 2021. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, take as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Lomada de Leiva project

Refer to Notes 5(a) and 7 of the consolidated financial statements which discusses that the Company recorded an impairment loss of $989,000 related to the Lomada de Leiva project after identifying indicators of impairment and performing an impairment test to determine the recoverable amount of the asset. Total development costs incurred for the project before the impairment were $2,070,013. The recoverable amount of the mineral property asset is considered a significant estimate and is the higher of its fair value less costs of disposal and its value in use.

The impairment of the Lomada de Leiva project was identified as a critical audit matter because of its significance to the consolidated financial statements and the complexity associated with management’s assessment process, including the significance of the judgments, the level of estimation uncertainty and the assumptions used, which included the economic performance and future economic benefits from the project, gold prices, discount rates, recovery rates and life of the mine.

Our audit procedures included, amongst other procedures:

●	Inquired with management to develop an understanding of the facts and circumstances giving rise to the impairment and performed a recalculation of management’s impairment model;

●	Evaluated the reasonableness of key inputs and assumptions used in the impairment calculation including:

	○	gold prices, which we compared to historical and consensus future gold prices;

	○	future production estimate, which we agreed and reconciled to management’s resource estimate;

	○	grade and recovery of ore mined, which we compared to historical production results; and

●	Evaluated the appropriateness of the disclosure requirements for impairment in accordance with IFRS.

We have been the Company’s auditor since February 2020.

Vancouver, Canada	Chartered Professional Accountants
April 28, 2022	Licensed Public Accountants

Patagonia Gold Corp. Consolidated Statements of Financial Position (In thousands of U.S. dollars)

	Note	December 31, 2021	December 31, 2020
Current assets
Cash	22	$291	$819
Receivables	12, 22	2,512	2,041
Inventories	6	3,759	3,289
Total current assets		6,562	6,149

Non-current assets
Mineral properties	7	16,112	15,922
Mining rights	9	17,145	17,195
Property, plant and equipment	11	12,475	13,233
Goodwill		4,009	4,009
Other financial assets	10, 22	15	16
Other receivables	13, 22	1,421	3,544
Total non-current assets		51,177	53,919
Total assets		$57,739	$60,068

Current liabilities
Bank indebtedness	14	$6,706	$9,636
Accounts payable and accrued liabilities	15, 20, 22	6,859	4,384
Accounts payable with related parties	15, 20, 22	208	144
Loan payable and current portion of long-term debt	16, 20, 22	517	363
Total current liabilities		14,290	14,527

Non-current liabilities
Long-term debt	17, 22	255	109
Long-term debt with related parties	17, 20, 22	15,507	14,808
Reclamation and remediation obligations	8	6,188	5,139
Deferred tax liabilities	27	3,795	4,023
Other long-term payables		8	57
Total non-current liabilities		25,753	24,136
Total liabilities		40,043	38,663

Shareholders’ equity
Capital stock	19	11,244	7,320
Contributed surplus		189,677	186,177
Accumulated deficit		(201,710)	(190,541)
Accumulated other comprehensive income		19,877	19,744
Total shareholders’ equity attributable to the parent		19,088	22,700
Non-controlling interest		(1,392)	(1,295)
Total shareholders’ equity		17,696	21,405
Total liabilities and shareholders’ equity		$57,739	$60,068

Going concern (note 3)
Commitments and contingencies (note 25)

The accompanying notes form an integral part of these consolidated financial statements.

Approved on Behalf of the Board of Directors

Signed “Christopher van Tienhoven” , Director	Signed “Cristian Lopez Saubidet” , Director

Patagonia Gold Corp. Consolidated Statements of Loss and Comprehensive Loss For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars)

	Note	2021	2020	2019

Revenue		$18,104	$19,849	$21,938
Cost of sales	5	(13,559)	(13,247)	(17,138)
Gross profit		4,545	6,602	4,800

Operating expenses:
Exploration expenses		(4,604)	(2,303)	(2,608)
Repair and maintenance		(658)	-	-
Impairment of mineral properties	7	(1,489)	-	(1,996)
Administrative expenses	21	(6,427)	(5,611)	(11,044)
Share-based payments expense	19	(362)	(382)	(127)
Interest expense		(1,436)	(2,100)	(2,131)
Total operating expense:		(14,976)	(10,396)	(17,906)

Other income/(expenses)
Interest income		221	125	191
Gain/(loss) on foreign exchange		(224)	(785)	481
Accretion expense	8	(66)	(13)	(35)
Write-down of other receivables	13	(2,323)	-	-
Other income	23	1,380	2,155	-
Total other income/(expenses)		(1,012)	1,482	637
Net loss – before income taxes		(11,443)	(2,312)	(12,469)

Income tax benefit (expense)	27	177	(2,069)	115
Net loss		$(11,266)	$(4,381)	$(12,354)

Attributable to non-controlling interest		(97)	25	(383)
Attributable to equity share owners of the parent		(11,169)	(4,406)	(11,971)
		(11,266)	(4,381)	(12,354)
Other comprehensive income (loss) net of tax
Change in fair value of investment	10	(1)	8	(28)
Foreign currency translation adjustment		134	1,350	374
Total other comprehensive income (loss)		133	1,358	346
Total comprehensive loss		$(11,133)	$(3,023)	$(12,008)

Weighted average number of common shares outstanding – basic and diluted	18	446,366,938	325,483,780	282,306,312

Net loss per share – basic and diluted	18	$(0.025)	$(0.013)	$(0.044)

The accompanying notes form an integral part of these consolidated financial statements.

Patagonia Gold Corp. Consolidated Statements of Changes in Equity For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars)

	Capital stock	Accumulated deficit	Accumulated other comprehensive income	Contributed surplus	Total Attributable to parent	Non-controlling interest	Total

Balance - January 1, 2019	301	(174,164)	18,040	180,142	24,319	(937)	23,382
Shares issued in reverse acquisition	2,287	-	-	-	2,287	-	2,287
Net loss	-	(11,971)	-	-	(11,971)	(383)	(12,354)
Other comprehensive income	-	-	346	-	346	-	346
Share based payments	-	-	-	127	127	-	127
Balance – December 31, 2019	2,588	(186,135)	18,386	180,269	15,108	(1,320)	13,788

Balance - January 1, 2020	2,588	(186,135)	18,386	180,269	15,108	(1,320)	13,788
Shares repurchase under NCIB	(17)	-	-	-	(17)	-	(17)
Shares issued to settle debts (note 19)	4,749	-	-	5,526	10,275	-	10,275
Net loss	-	(4,406)	-	-	(4,406)	25	(4,381)
Other comprehensive income	-	-	1,358	-	1,358	-	1,358
Share based payments	-	-	-	382	382	-	382
Balance – December 31, 2020	7,320	(190,541)	19,744	186,177	22,700	(1,295)	21,405

Balance - January 1, 2021	7,320	(190,541)	19,744	186,177	22,700	(1,295)	21,405
Net loss	-	(11,169)	-	-	(11,169)	(97)	(11,266)
Other comprehensive income	-	-	133	-	133	-	133
Shares repurchase under NCIB	(20)	-	-	-	(20)	-	(20)
Shares and warrants issued (note 19)	4,270	-	-	3,138	7,408	-	7,408
Share and warrant issuance costs (note 19)	(188)	-	-	(138)	(326)	-	(326)
Agent compensation options issued (note 19)	(138)	-	-	138	-	-	-
Share based payments (note 19)	-	-	-	362	362	-	362
Balance – December 31, 2021	11,244	(201,710)	19,877	189,677	19,088	(1,392)	17,696

The accompanying notes form an integral part of these consolidated financial statements.

Patagonia Gold Corp. Consolidated Statements of Cash Flows For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars)

	Note	2021	2020	2019
Cash flow from operating activities
Net loss		$(11,266)	$(4,381)	$(12,354)
Items not affecting cash
Depreciation of property, plant and equipment	11	2,346	2,639	3,028
Depletion of mineral properties	7	1,272	477	3,456
Amortization of mining rights	9	100	100	100
Share based payment expense	19	362	382	127
Provisions		983	(677)	2,419
Interest payable with related party		699	593	255
Impairment of mineral properties		1,489	-	1,996
Write-down of inventory	6	1,103	-	2,368
Write-down of other receivables	13	2,323	-	-
Accretion expense	8	66	13	35
Gain on sale of asset		(336)	-	-
Deferred tax expense/(benefit)		(177)	2,069	(115)
		(1,036)	1,215	1,315
Net change in non-cash working capital items
(Increase)/decrease in receivables		(671)	(255)	3,864
(Increase)/decrease in deferred tax assets		-	-	1,793
(Increase)/decrease in inventory		(1,323)	239	1,246
(Increase)/decrease in other financial assets		-	310	28
Increase/(decrease) in accounts payable and accrued liabilities		2,471	(1,505)	(3,124)
Increase/(decrease) in accounts payable and accrued liabilities with related parties		64	156	301
Increase/(decrease) in interest payable		-	-	(9)
Increase/(decrease) in provision		(49)	1	(24)
Increase/(decrease) in transaction taxes payable		(47)	(103)	(126)
		445	(1,157)	3,949
Net cash provided by/(used in) operating activities		(591)	58	5,264

Cash flows from investing activities
Purchase of property, plant and equipment	11	(1,274)	(976)	(777)
Purchase of mineral property	7	(2,951)	(942)	(2,926)
Proceeds from disposal of property, plant and equipment		337	417	189
Net cash used in investing activities		(3,888)	(1,501)	(3,514)

Cash flow from financing activities
Bank indebtedness (repayment)		(2,930)	(5,946)	2,608
Proceeds from loans with related parties		-	6,646	8,260
Repayment of loans		(265)	(174)	(10,530)
Shares repurchased under NCIB	19	(20)	(17)	-
Shares issued		7,408	-	-
Share and warrant issuance costs		(326)	-	-
Net cash provided by financing activities		3,867	509	338

Net increase/(decrease) in cash		(612)	(934)	2,088
Effect of foreign exchange on cash		84	1,068	(2,057)
Cash, beginning of year		819	685	654
Cash, end of the year		$291	$819	$685

Taxes paid		(47)	(103)	(126)
Interest paid		(457)	(342)	(416)
Supplemental non-cash information
Shares issued to settle debts	19	-	10,275	-
Change in value of investments	10	(1)	8	(28)

The accompanying notes form an integral part of these consolidated financial statements

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

1. Nature of business

On July 24, 2019, Patagonia Gold Corp. (PGDC.TSXV – “the Company” or “Patagonia”) [formerly Hunt Mining Corp (“Hunt”, or “Hunt Mining”)] and Patagonia Gold Limited (“PGL”) [formerly Patagonia Gold PLC (“PGP”)] completed a reverse acquisition (or reverse takeover, the “RTO”) resulting in Hunt acquiring all issued shares of common stock of PGP in exchange for common shares of Hunt on the basis of 10.76 Hunt shares for each PGP share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80%. The operating name of Hunt Mining Corp. was changed to Patagonia Gold Corp.

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

The Company’s activities include the exploration for and production of minerals from properties in Argentina and Chile. On the basis of information to date, properties where it has not yet been determined if economically recoverable reserves exist are classified as exploration-stage. Properties where economically recoverable reserves exist and are being exploited are classified as production-stage. The underlying value of the mineral properties is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

On some properties, ongoing production and sales of gold and silver are being undertaken without established mineral resources or reserves and the Company has not established the economic viability of the operations. As a result, there is increased uncertainty and economic risks of failure associated with these production activities. Despite the sale of gold and silver, these projects remain in the exploration stage because management has not established proven or probable reserves required to be classified in either the development or production stage.

2. Basis of presentation

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

The consolidated financial statements were approved by the Company’s Board of Directors on April 28, 2022.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

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

Reclassification

Certain amounts in the prior period consolidated statements of cash flows for the year ended December 31, 2020 and 2019 have been reclassified to conform with current period presentation.

For the year ended December 31, 2020, the Company reclassified $593 of proceeds from loans with related parties under financing activities to a non-cash accrued interest adjustment under operating activities. This reclassification resulted in an increase in cash used in operating activities from $35 to net cash generated by operating activities of $58 and decrease in cash provided by financing activities from $1,202 to $509.

For the year ended December 31, 2019, the Company reclassified $255 of proceeds from loans with related parties under financing activities to a non-cash accrued interest adjustment under operating activities. This reclassification resulted in an increase in cash provided by operating activities from $5,009 to 5,264 and decrease in cash provided by financing activities from $593 to $338.

These reclassifications did not have any effect on the reported results of operations.

2. Going Concern

3. Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During the year ended December 31, 2021, the Company had a net loss of $11,266 (2020 - $4,381) (2019 - $12,354). As at December 31, 2021, the Company has negative working capital of $7,728 (2020 - $8,378) and had an accumulated deficit of $201,710 (2020 - $190,541). These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon generating positive cash flows from operations as well as obtaining debt and equity financing. However, there can be no assurance that the steps management is taking will be successful. The accompanying consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could have a material impact on the consolidated financial statements.

4. Significant accounting policies and critical accounting judgements and estimates

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

(a) Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

(b) Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation.

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

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

Financial assets held at amortized cost

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

The Company applies the “simplified approach” to trade receivable balances with the exception of certain other receivables where general approach is applied, under which a loss allowance for lifetime expected credit losses is recognised for a financial instrument if there has been a significant increase in credit risk (measured using the lifetime probability of default) since initial recognition of the financial asset. The simplified approach in accounting for trade receivables records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating these losses, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses. The general approach incorporates a review for any significant increase in counterparty credit risk since inception.

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

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

Cost of inventory is determined by using the weighted average method and comprises direct costs, depreciation, depletion and amortization as well as a portion of fixed and variable overhead costs incurred in converting materials into concentrate and ore, based on the normal production capacity.

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

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

(j) Impairment of long-lived assets

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

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

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

(p) Segment reporting

In accordance with IFRS 8 the management approach is used to identify operating segments. An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity’s management, and (iii) for which discrete financial information is available. The Company has identified its reportable segments on the basis of their geographic location. As a result, the Company discloses information geographically based on the location of each of its operations and within Argentina on the basis of operating mines and projects under construction.

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

When a subsidiary is acquired, the fair value of its identifiable assets and liabilities are finalised within 12 months of the acquisition date. All fair value adjustments are recorded with effect from the date of acquisition and consequently may result in the restatement of previously reported financial results.

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

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

The Company identifies any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill. An impairment charge is recognized for any excess of the carrying value of goodwill over its recoverable amount. Goodwill impairment charges are not reversible.

(s) Equity

Capital stock represents the proceeds received on the issuance of common shares. Proceeds from unit placements are allocated between common shares and warrants using the relative fair value method. The fair value of the Company’s common shares is determined using the closing trading price on the date of issuance, and the fair value of the warrants is determined using the Black-Scholes option-pricing model. The proceeds allocated to warrants are recorded in contributed surplus. Costs directly attributable to the issuance of shares and warrants are treated as a reduction in capital stock and warrants on a pro-rata basis.

(t) New accounting standards issued but not yet effective

The IASB issued an amendment to IAS 16, Property, Plant and Equipment, to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The adoption of this amendment will not have any impact on the Company’s consolidated financial statements.

The IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes:

●	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
●	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
●	Clarifying how lending conditions affect classification; and
●	Clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

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

Functional currency

Management determines the functional currency for each entity. This requires that management assess the primary economic environment in which each of these entities operates. Management’s determination of functional currencies affects how the Company translates foreign currency balances and transactions. Determination includes an assessment of various indicators. In determining the functional currency of the Company’s operations in Canada (Canadian dollar), UK (British Pound), Chile (Chilean Peso) and Argentina (U.S. dollar), management considered the indicators of IAS 21 The Effects of Changes in Foreign Exchange.

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

Income taxes and taxes receivable

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

The Company has accrued deferred income tax assets but may not be able to utilize part or all of these assets in the future. The Company only recognizes the expected future tax benefit from these assets if it is considered more likely than not that the tax benefit will be realized. Otherwise, a valuation allowance is applied against deferred tax assets that are not more likely than not to be utilized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income, including application of existing tax laws in each jurisdiction, assumptions about future metals prices, the macroeconomic environment and results of the Company’s operations. To the extent that future cash flows and taxable income differ significantly from estimates, the Company’s ability to realize deferred tax assets could be impacted. Additionally, future changes in tax laws could limit the ability to obtain the future benefits represented by the deferred tax assets.

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

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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

Warrants

The Company determines fair value of warrants issued using the Black-Scholes option-pricing model which requires the input of highly subjective assumptions. These assumptions include estimating the future volatility of the stock price. While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

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

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

6. Inventories

	December 31, 2021	December 31, 2020
	$’000	$’000

Gold held on carbon	$1,669	$1,421
Materials and supplies	2,090	1,868
	$3,759	$3,289

During the year ended December 31, 2021, the net realizable value of the inventory was less than the costs incurred in establishing the gold held on carbon and the Company recorded an inventory write down of $1,103 (2020 - $Nil) (2019 - $2,368) under cost of sales.

During the year ended December 31, 2021, the Company expensed $9,927 (2020 – $8,789) (2019 - $10,890) of inventories on the consolidated statements of loss and comprehensive loss.

7. Mineral properties

	Mining assets	Surface rights acquired	Total
	$’000	$’000	$’000
Cost
Balance – January 1, 2020	$23,181	$6,459	$29,640
Additions	942	-	942
Balance - December 31, 2020	$24,123	$6,459	$30,582
Additions	2,951	-	2,951
Balance – December 31, 2021	$27,074	$6,459	$33,533

Depletion
Balance - January 1, 2020	$13,275	$908	$14,183
Change for the period	477	-	477
Balance - December 31, 2020	$13,752	$908	$14,660
Charge for the period	1,272	-	1,272
Impairment	1,489	-	1,489
Balance – December 31, 2021	$16,513	$908	$17,421

Net book value
December 31, 2020	$10,371	$5,551	$15,922
December 31, 2021	$10,561	$5,551	$16,112

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

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

In February 2019, the Company reviewed the production profile for Lomada. Given the lower than anticipated recoveries, the Company made the decision to close the Lomada project.

Following receipt of a preliminary permit on October 7, 2020, the Company restarted mining operations at Lomada de Leiva in November 2020, which had been previously closed since in February 2019. The expenses related to the development of the new pit were capitalized as Mineral Properties.

During the year ended December 31, 2021, the Company recorded an impairment charge of $989 (2020 - $Nil) for the Lomada project as the total estimated discounted future pre-tax cash flows are less that the carrying amount.

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

Mina Angela

In September 2020, the Company entered into a definitive option agreement with Latin Metals Inc. which granted the Company an irrevocable option to acquire a 100% interest in the Mina Angela property. Pursuant to the definitive agreement, the Company has paid $250 representing the first earn-in payment. The Company shall decide whether to exercise the option no later than six months from the date of the definitive agreement. If the Company elects to exercise the option, they shall pay the second earn-in payment of $250. A further and final payment of $500 is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province and at the Mina Angela property have been lifted in such a manner that Patagonia has the ability to perform exploration and exploitation mining activities on the property. In addition, Latin Metals Inc. will be entitled to receive a 1.25% Net Smelter Royalty (“NSR”) from future production. The Company has the right to repurchase half of the NSR for $1,000. On March 12, 2021, the Company exercised the option to acquire 100% interest in the Mina Angela property and paid the second earn-in payment of $250.

On December 15, 2021, the legislature of the Province of Chubut passed a bill to amend the provincial mining law to enable open pit mining within a given area that comprises the Gastre and Telsen Departments. This new law regarding mining zoning was subsequently promulgated on December 16, 2021 by the Chubut Governor. This newly approved law regarding mining zoning would have enabled the Company to advance the development of 101,151 ha of its mining concessions, including Mina Angela. However, on December 20, 2021, the Chubut Governor, sent a bill to the legislature of the Province of Chubut to retract the recent amendments as a result of the violent demonstrations that occurred soon after such law was enacted. This bill, which revoked the amendments regarding mining zoning, was passed by the legislature of the Province of Chubut on December 21, 2021.

During the year ended December 31, 2021, the Company recorded an impairment charge of $500 (2020 - $Nil) for the Mina Angela property due to the mentioned in previous paragraph.

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

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

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

In July 2007, the Company entered into an agreement (subsequently amended) with Fomicruz which provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. The Company would own 81% of the joint venture company and Fomicruz would own the remaining 19%. Fomicruz has the option to earn up to a 49% participating interest in the JV Corporation by reimbursing the Company an equivalent amount, up to 49%, of the exploration investment made by the Company. The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of $0.2 million per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can also purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase price with Fomicruz. Under the agreement, the Company has until the end of 2019 to complete cumulative exploration expenditures of $18 million and determine if it will enter into production on the property. As at December 31, 2018, the Company had incurred approximately $20 million and is in current discussions with Fomicruz to develop a plan for production. In October 2019, the agreement was extended until April 30, 2021 and may be extended for an additional one-year term. The agreement was terminated by mutual consent of the Company and Fomicruz in July 2020 and the Company has renegotiated new terms and conditions with Fomicruz for the exploration and exploitation of the La Josefina and La Valenciana properties and in December 2021, both parties entered into a new exploration agreement with an exploitation option for the following three projects: the La Josefina project, the La Valenciana project and a new and unexplored property, the Abril Project (the “Projects”).

The Company also entered into a Net Smelter Royalty agreement, pursuant to which Fomicruz is granted a 2% royalty on the mining properties that it has already contributed to PGSA and on the Abril Project, with the exception of the La Josefina project and the La Valenciana project, where Fomicruz is granted a 5% royalty. Furthermore, the Company committed to a $5 million investment to developing an exploration program for the Projects during a 2-year period beginning once the environmental permits for the exploration development of the Projects are obtained.

Homenaje and Nico Projects

On April 15, 2021, the Company entered into definitive agreements to acquire two projects in Argentina. A definitive option agreement was executed with Mirasol Resources Ltd. (“Mirasol”) and Mirasol’s wholly-owned subsidiary Australis S.A. (“Australis” and together with Mirasol, the “Vendors”), which grants the Company an option to acquire a 75% undivided interest in and to Australis’ rights and interest in the Homenaje project located in Santa Cruz Province, Argentina. The Company also entered into a definitive transfer agreement dated April 15, 2021 (with the Vendors, which grants the Company a 100% undivided interest in and to Australis’ rights and interest in the Nico project located in Santa Cruz Province, Argentina.

Homenaje Project

Pursuant to the Option Agreement, Patagonia has an option to earn a 75% interest in the Homenaje Project over six years upon achievement of the following (collectively, the “Earn-In Obligations”):

●	an initial work program over six years of $2.55 million in exploration expenditures, including 2,500 meters of drilling, on the Homenaje Project;

●	expenditures on exploration activities with respect to the Homenaje Project (the “Exploration Expenditures”) of a minimum of $0.4 million over the first 18-months;

●	following completion of the initial Exploration Expenditures and drilling obligations due within the first 30 months, Patagonia must complete a minimum of $0.4 million of Exploration Expenditures in any 12-month period, and a minimum of $0.2 million of Exploration Expenditures in any six-month period; and

●	a pre-feasibility study, prepared in accordance with NI 43-101, for a mineral resource of not less than 300,000 ounces of gold equivalent.

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

Upon Patagonia completing the Earn-In Obligations, Patagonia and the Vendors will hold 75% and 25%, respectively, in a joint venture company holding the Homenaje Project. If either party’s equity interest is diluted below 10%, it will convert to a 2% NSR royalty.

Nico Project

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

8. Reclamation and remediation obligations

The Company is legally required to perform reclamation on sites where environmental disturbance is caused by the development or on-going mining of a property to restore it to its original condition at the end of its useful life. In accordance with IFRS, the Company recognized the estimated fair value of that liability as an asset retirement obligation. The total amount of undiscounted cash flows required to settle the estimated obligation is $6,366 (2020 - $5,182) which has been discounted using a weighted average risk-free rate of 0.8% (2020 – 0.19%) and an inflation rate of 7.04% (2020 – 1.36%).

The following table describes the changes to the Company’s reclamation and remediation obligation liability:

	December 31, 2021	December 31, 2020
	$’000	$’000
Reclamation and remediation obligation - beginning of year	$5,139	$5,803
Change in estimate	983	(677)
Accretion expense	66	13
Reclamation and remediation obligation - end of year	$6,188	$5,139

The Company reassesses the cost of reclamation and remediation obligations periodically given new information regarding changes to the risk-free rate, inflation rate and undiscounted cash flow. During the year ended December 31, 2021 and 2020, the change in estimate relates to revisions to the estimated undiscounted cashflow obligations.

9. Mining rights

	Fomicruz Agreement	Minera Aquiline Argentina	Total
	$’000	$’000	$’000
Balance – January 1, 2020	$3,188	$13,809	$16,997
Amortization	(100)	-	(100)
Exchange differences	-	298	298
Balance - December 31, 2020	$3,088	$14,107	$17,195
Amortization	(100)	-	(100)
Exchange differences	-	50	50
Balance –December 31, 2021	$2,988	$14,157	$17,145

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

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

The mining rights acquired have been measured by reference to the estimated fair value of the equity interest given to Fomicruz. Management has estimated the fair value of the 10% interest in PGSA acquired by Fomicruz, on or about October 14, 2011 at $4 million. In determining this fair value estimate, management considered many factors including the net assets of PGSA and the illiquidity of the 10% interest. This amount has been recorded as an increase in the equity of PGSA and as a mining right asset. In these consolidated financial statements, the increase in equity in PGSA has been recorded as non-controlling interest. The initial share of net assets of PGSA ascribed to the non-controlling interest amounted to $4 million.

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

10. Other financial assets

The Company has short-term investments in equity securities which are recorded at fair value through other comprehensive income (loss). As at December 31, 2021, the fair value of the short-term investments is $15 (2020 - $16).

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

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

11. Property, plant and equipment

	Plant	Buildings	Vehicles and equipment	Improvements and advances	Total
	$’000	$’000	$’000	$’000	$’000
Cost
Balance – January 1, 2020	$15,326	$1,979	$23,024	$852	$41,181
Additions	114	-	260	602	976
Disposals	-	-	(14)	(415)	(429)
Balance – December 31, 2020	$15,440	$1,979	$23,270	$1,039	$41,728
Additions	1	-	585	1,253	1,839
Disposals	-	-	(84)	-	(84)
Transfers	36	-	20	(56)	-
Balance – December 31, 2021	$15,477	$1,979	$23,791	$2,236	$43,483

Accumulated depreciation
Balance – January 1, 2020	$13,130	$201	$12,215	$-	$25,546
Disposals	-	-	(12)	-	(12)
Depreciation for the year	272	161	2,528	-	2,961
Balance – December 31, 2020	$13,402	$362	$14,731	$-	$28,495
Disposals	-	-	(83)	-	(83)
Depreciation for the year	281	161	2,154	-	2,596
Balance – December 31, 2021	$13,683	$523	$16,802	$-	$31,008

Net book value
December 31, 2020	$2,038	$1,617	$8,539	$1,039	$13,233
December 31, 2021	$1,794	$1,456	$6,989	$2,236	$12,475

12. Receivables

	December 31,	December 31,
	2021	2020
	$’000	$’000
Receivable from sales	$112	$156
Recoverable value added tax (“VAT”)	1,849	1,217
Other receivables	551	668
Total	$2,512	$2,041

13. Other receivables

	December 31	December 31,
	2021	2020
	$’000	$’000
Recoverable value added tax (“VAT”)	$1,019	$722
Other receivables	402	2,822
Total	$1,421	$3,544

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

On October 14, 2011, the Company, its subsidiary PGSA and Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”), the Santa Cruz provincial mining and petroleum company, entered into an agreement in the form of a shareholders’ agreement (“Fomicruz Agreement”) to govern the affairs of PGSA and the relationship between the Company, PGSA and Fomicruz. Pursuant to the Fomicruz Agreement, Fomicruz contributed to PGSA the rights to explore and mine Fomicruz’s mining properties in Santa Cruz Province in exchange for a 10% equity interest in PGSA (subsequently reduced to 4.7% after a corporate reorganization whereby the Company’s former subsidiary Cerro Cazador SA merged with PGSA to become one legal entity). The Fomicruz Agreement establishes the terms and conditions of the strategic partnership for the future development of certain PGSA mining properties in the Province. The Company will fund 100% of all exploration expenditures on the PGSA properties to the pre-feasibility stage, with no dilution to Fomicruz. After feasibility stage is reached, Fomicruz is obliged to pay its 10% share of the funding incurred thereafter on the PGSA properties, plus annual interest at LIBOR +1% to the Company. Such debt and interest payments will be guaranteed by an assignment by Fomicruz of 50% of the future dividends otherwise payable to Fomicruz on its shares.

Effective June 2020, Fomicruz and the Company agreed to terminate the Fomicruz Agreement, expressly stating that they have no mutual claims under it. PGSA, Minamalú and Fomicruz have assumed the commitment to enter into a new shareholders agreement within thirty days following the Shareholder’s meeting of PGSA (the “Meeting”) by virtue of which Minamalú becomes a shareholder of PGSA. As of the date of approval of these consolidated financial statements, the Meeting has not been held. During the year ended December 31, 2021, the Company recorded a write-down of $2,323 (2020 - $Nil) (2019 - $Nil) on the consolidated statements of loss and comprehensive loss for the recoverable costs from Fomicruz.

As at December 31, 2021, other receivables include $Nil (2020 - $2,185) of recoverable costs from Fomicruz related to its share of the funding incurred on the PGSA properties.

The remaining other receivables balance consists of tax receivables.

14. Bank indebtedness

	December 31,	December 31,
	2021	2020
	$’000	$’000
A credit facility with a limit of $6,600, maturity date of December 31, 2022 and interest rate of 1.5% plus base rate[1]	$3,915	$9,636

A credit facility with an Argentinian bank with a limit of $1,947 (200,000 Argentinian Peso), maturity date of April 30, 2022 and interest rate of 42%.	1,941	-

A credit facility with an Argentinian bank with a limit of $1,460 (150,000 Argentinian Peso), maturity date of June 30, 2022 and interest rate of 35%	850	-
	$6,706	$9,636

1	- As at December 31, 2021, the interest rate was 1.65% (2020 – 2.75%).

The lines of credit have no specific terms of repayment and the Company renews them every year.

15. Accounts payable and accrued liabilities

	December 31,	December 31,
	2021	2020
	$’000	$’000
Trade accounts payable and accrued liabilities	$4,207	$2,510
Income tax	50	-
Other accruals[1]	2,602	1,874
Accounts payable to related parties (note 20)	208	144
Total	$7,067	$4,528

1	– As at December 31, 2021, other accruals consists of taxes payable of $1,993 (2020 - $1,449) and accrued salaries of $609 (2020 - $425).

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

16. Loan payable, lease payable and current portion of long-term debt

	December 31,	December 31,
	2021	2020
	$’000	$’000
Current portion of long-term debt (note 20)	$508	$340
Leases payable	9	23
Total	$517	$363

17. Long-term debt

	December 31,	December 31,
	2021	2020
	$’000	$’000
Loan to related party secured by a letter of guarantee from the Company, at 5% interest per annum, due December 31, 2023 (note 20)	$13,961	$13,961

Loan secured by assets of the Company, at 5.75% interest per annum, due 2022	207	448

Loan secured by assets of the Company payable 9% interest per annum, due 2023	556	-

Accrued interest on debt	1,546	848
	$16,270	$15,257
Less current portion	(508)	(340)
	$15,762	$14,917

Principal payments on long-term debts are due as followed:

Year ending December 31,
2022	508
2023	15,762

18. Net loss per share

Basic and diluted net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. There were no dilutive items outstanding for the period as the Company had a net loss and the effect of any stock options or warrants would be anti-dilutive.

The net loss per share is as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Net loss ($’000)	$(11,266)	$(4,381)	$(12,354)
Weighted average number of common shares outstanding – basic and diluted	446,366,938	325,483,780	282,306,312
Net loss per share – basic and diluted	$(0.025)	$(0.013)	$(0.044)

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

19. Capital stock

Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued:

	Number of common	Amount
	shares outstanding	$’000
Balance at January 1, 2020	317,943,990	$2,588
Shares issued to settle debts	45,241,388	4,749
Share repurchased	(155,000)	(17)
Balance at December 31, 2020	363,030,378	$7,320
Shares issued in private placement	104,086,063	4,270
Share issuance costs	-	(326)
Share repurchased	(550,000)	(20)
Balance at December 31, 2021	466,566,441	$11,244

Preferred shares are non-redeemable and non-transferrable with discretionary dividends and hence are classified as equity. Preferred shares shall be issued at a price of $0.30 per share and will not have voting rights. As at December 31, 2021 and 2020, there were no preferred shares issued by the Company.

Private placement

On March 10, 2021, the Company completed a private placement offering and raised gross proceeds of $7,408 (CAD $9,368) through the issuance of 104,086,063 units of the Company at a price of CAD $0.09 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024. Of the total gross proceeds of $7,408, $4,270 was allocated to common shares and $3,138 was allocated to warrants based on the relative fair value method using the share price at the time of the issuance and the Black-Scholes option pricing model.

In connection with the private placement, the Company incurred cash commissions and expenses of $326, of which $188 was allocated to common shares and $138 was allocated to warrants. The Company also issued 2,509,586 Agent compensation options which are exercisable for one unit of the Company at a price of CAD $0.09 per compensation option. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024. The fair value of the Agent compensation options on grant date was estimated to be $138 using the Black-Scholes option pricing model.

A director of the Company participated in the private placement and subscribed for a total of 57,777,777 units for gross proceeds of $4,112.

Normal Course Issuer Bid

On February 19, 2020, the Company announced that it has received approval from the TSX Venture Exchange (“TSXV”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, the Company may purchase for cancellation up to 15,897,199 common shares (the “Shares”) (representing approximately 5% of its 317,943,990 issued and outstanding common shares as of February 17, 2020 over a twelve (12) month period commencing on February 21, 2020. The NCIB expired on February 20, 2021.

During the year ended December 31, 2020, the Company repurchased 155,000 common shares under the NCIB for $17.

On October 26, 2021, the Company announced that it has received approval from the TSXV of its Notice of Intention to Make a NCIB. Under the NCIB, the Company may purchase for cancellation up to 10,000,000 common shares (the “Shares”) (representing approximately 2% of its 467,116,441 issued and outstanding common shares as of October 26, 2021 over a twelve (12) month period commencing on October 26, 2021.

During the year ended December 31, 2021, the Company repurchased 550,000 common shares under the NCIB for $20.

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

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

On November 24, 2020, the Company issued 1,201,111 common shares to certain directors to settle an aggregate of $128 outstanding directors fees. The value of the common shares issued was determined to be $119 using a fair market value of approximately $0.10 (CAD $0.14) per common share based on the closing price of the Company’s shares on the date of issuance. The resulting $9 gain on settlement of director fees was recorded under contributed surplus on the consolidated statements of changes in equity.

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

All equity-settled share-based payments are ultimately recognized as an expense in the consolidated statements of loss and comprehensive income (loss) with a corresponding credit to “Contributed Surplus”. If vesting periods or other non-market vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

	Year ended December 31, 2021		Year ended December 31, 2020
	Number of options	Weighted Average Price (CAD)	Number of options	Weighted Average Price (CAD)
Balance, beginning of year	17,250,000	$0.118	7,650,000	$0.065
Granted	-	-	9,600,000	0.160
Balance, end of year	17,250,000	$0.118	17,250,000	$0.118

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

As at December 31, 2021, the following stock options were outstanding:

Exercise price (CAD)	Options vested	Options unvested	Total outstanding	Remaining contractual life (years)	Expiry date
$0.065	7,650,000	-	7,650,000	2.74	September 25, 2024
$0.160	3,200,000	6,400,000	9,600,000	3.62	August 13, 2025
	10,850,000	6,400,000	17,250,000	3.23

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

Discount rate	0.35%
Expected volatility	172.95%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	0%
Stock price	CAD $ 0.15

During the year ended December 31, 2021, the Company recognized share-based payments expense of $362 (2020 - $382) (2019 - $127).

Agent compensation options

	Year ended December 31, 2021
	Number of Agent compensation options	Weighted average price (CAD)
Balance, beginning of year	-	$-
Issued	2,509,586	0.09
Balance, end of year	2,509,586	$0.09

In connection with the private placement on March 10, 2021, the Company issued 2,509,586 Agent compensation options which are exercisable for one unit of the Company at a price of CAD $0.09 per Agent compensation option. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024. The fair value of the Agent compensation options on grant date was estimated to be $138. The fair value of the Agent compensation options was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.25%
Expected volatility	140.69%
Expected life (years)	3
Expected dividend yield	0%
Unit price	CAD $ 0.09

As at December 31, 2021 the following Agent compensation options were outstanding:

Exercise price (CAD)	Number outstanding	Remaining Contractual Life (Years)	Expiry date
$0.09	2,509,586	2.19	March 10, 2024

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

Warrants

	Year ended December 31, 2021
	Number of warrants	Weighted average price (CAD)
Balance, beginning of year	-	$-
Issued	104,086,063	0.13
Balance, end of year	104,086,063	$0.13

In connection with the March 10, 2021 private placement, the Company issued 104,086,063 common share purchase warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024. The fair value of the warrants on grant date was estimated to be $5,441. The fair value of the warrants was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.25%
Expected volatility	140.69%
Expected life (years)	3
Expected dividend yield	0%
Stock price	CAD $ 0.09

As at December 31, 2021 the following warrants were outstanding:

Exercise price	Number outstanding	Remaining Contractual Life (Years)	Expiry date
$0.13	104,086,063	2.19	March 10, 2024

20. Related party transactions

Key management personnel include the members of the Board of Directors and executive officers of the Company. Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Name and Principal Position		Remuneration, fees or interest expense	Loans or Advances	Remuneration, fees, or interest payments	Loan payments	Included in Accounts Payable	Included in Loan Payable and Long-term debt (note 17)
		Year ended December 31,				As at December 31, 2021 and 2020
		$’000	$’000	$’000	$’000	$’000	$’000
A company controlled by a	2021	-	-	-	-	-	-
director - admin, office, and interest	2020	262	-	-	6,636	-	-
expenses	2019	-	-	-	-
A company controlled by a	2021	762	-	23	-	166	15,507
director - admin, office, and interest	2020	703	6,053	212	-	126	14,808
expenses	2019	346	7,908	33	-
	2021	447	-	423	-	42	-
Directors	2020	446	-	544	-	18	-
- salaries and wages	2019	337	-	317	-
	2021	-	-	-	-	-	-
Director	2020	-	532	962	3,270	-	-
-loans	2019	-	347	-	-

As at December 31, 2021, the Company has $208 (2020 - $144) in accounts payable owing to related parties which relate primarily to directors fees and office rent.

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

Management Compensation

The remuneration of Directors and Officers of the Company was as follows:

	Year ended December 31,
	2021	2020	2019
Salaries and benefits	$635	$820	$375
Director’s fees	72	71	30
Share-based compensation	228	230	51
	$935	$1,121	$456

21. Administrative expenses

	Year ended December 31,
	2021	2020	2019
	$’000	$’000	$’000
General and administrative	$2,677	$2,353	$4,175
Argentina statutory taxes	996	654	641
Professional fees	746	986	1,566
Operating leases	59	132	130
Directors’ remuneration	221	244	259
Loss (gain) on sale of property, plant and equipment	(336)	194	(76)
Depreciation of property, plant and equipment	2,596	2,961	3,028
Depreciation allocated to inventory	(2,158)	(2,605)	(2,501)
Depletion of mineral properties	1,272	477	3,456
Amortization of mining rights	100	100	100
Consulting fees	51	115	18
Transaction taxes expense	203	-	248
Total	$6,427	$5,611	$11,044

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

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2: inputs, other than quoted prices, that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace.

●	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

Fair value

As at December 31, 2021, there were no changes in the levels in comparison to December 31, 2020. The fair values of financial instruments are summarized as follows:

	December 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
	$’000	$’000	$’000	$’000
Financial assets

Amortized cost
Cash	291	291	819	819
Receivables and other receivable ¹	1,065	1,065	3,646	3,646

Fair value through other comprehensive income
Other financial assets (Level 1)	15	15	16	16

Financial liabilities

Amortized cost
Bank indebtedness	6,706	6,706	9,636	9,636
Accounts payable and accrued liabilities	7,067	7,067	4,528	4,528
Loan payable and current portion of long-term debt	517	517	363	363
Long-term debt	15,762	15,762	14,917	14,917

¹	Amounts exclude value added tax (“VAT”) recoverable of $2,868 and $1,939 as December 31, 2021 and 2020.

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

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at December 31, 2021, the Company had financial assets and liabilities denominated in the following foreign currencies:

	CAD	AR$	USD	Euro	GBP
Cash	$107	$130	54	$-	$-
Other working capital (deficit) items - net	(140)	(5,218)	(8,080)	(207)	19
Non-current financial assets	-	401	-	-	15
Non-current financial liabilities	-	-	(15,762)	-	-

Credit Risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. Credit risk is managed by dealing with parties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the parties.

The Company currently maintains a substantial portion of its day-to-day operating cash balances at financial institutions. As at December 31, 2021, the Company had total cash balances of $291 (2020 - $819) at financial institutions, where $Nil (2020 - $Nil) is in excess of federally insured limits.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due. The Company’s management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. As at December 31, 2021, the Company had current assets of $6,562 (2020 - $6,149) to settle current liabilities of $14,290 (2020 - $14,527).

The contractual obligations of the Company’s liabilities are as follows:

As of December 31, 2021	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank indebtedness	$6,706	$6,706	-	-	-
Accounts payable and accrued liabilities	6,859	6,859	-	-	-
Accounts payable with related parties	208	208	-	-	-
Loan payable and current portion of long-term debt	517	517	-	-	-
Long-term debt	255	-	255	-	-
Long-term debt with related parties	15,507	-	15,507	-	-
Reclamation and remediation obligations	6,188	-	5,142	-	1,046
Other long-term payables	8	-	8	-	-
Total	$36,248	$14,290	$20,912	-	$1,046

Concentration risk

The Company has concentrations of credit risk with respect to its trade receivables, the majority of which are concentrated internationally amongst a small number of customers. As at December 31, 2021 and 2020, the Company had two (2) customers that make up the entire balance of the trade receivables. The Company controls credit risk through monitoring procedures, and by performing credit evaluations of its customers, but generally does not require collateral to secure accounts receivable.

23. Other income

As part of the Company´s treasury management, the Company trades certain securities denominated in US dollar and Argentine Peso. The gain on disposition of these securities is recorded as other income on the consolidated statements of loss and comprehensive income (loss). During the year ended December 31, 2021, the Company recognized a gain of $1,380 (2020 – $2,155)

24. Segment reporting

All of the Company’s operations are in the mineral properties exploration industry with its principal business activity in mineral exploration. The Company conducts its activities primarily in Argentina. All of the Company’s long-lived assets are located in Argentina.

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

The Company’s net income/(loss) and its geographic allocation of total assets and total liabilities is summarized as follows:

For the year ended December 31, 2021

	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$4,177	$13,927	$-	$-	$-	$-	$-	$18,104
Cost of sales	(6,422)	(7,137)	-	-	-	-	-	(13,559)
Gross profit (loss)	$(2,245)	$6,790	$-	$-	$-	$-	$-	$4,545
Operating expense
Exploration expense	$-	$-	$(1,576)	$(91)	$(2,937)	$-	$-	$(4,604)
Repair and maintenance	-	-	-	(658)	-	-	-	(658)
Administrative expenses	(808)	(464)	(359)	-	(3,143)	(185)	(930)	(5,889)
Depreciation expense	-	-	(22)	-	(416)	(100)	-	(538)
Impairment of mineral properties	(989)	-	-	-	(500)	-	-	(1,489)
Share-based payments	-	-	-	-	-	-	(362)	(362)
Interest expense	-	-	(12)	-	(652)	(461)	(311)	(1,436)
Total operating expense	$(1,797)	$(464)	$(1,969)	$(749)	$(7,648)	$(746)	$(1,603)	$(14,976)
Other income/(expense)
Interest income	$-	$-	$1	$-	$220	$-	$-	$221
Gain/(loss) on foreign exchange	-	-	(106)	-	(255)	114	23	(224)
Accretion expense	(32)	(11)	-	(23)	-	-	-	(66)
Write-down of other receivables	-	-	-	-	(2,323)	-	-	(2,323)
Other expenses	-	-	1,380	-	-	-	-	1,380
Total other income/(expense)	$(32)	$(11)	$1,275	$(23)	$(2,358)	$114	$23	$(1,012)
Income/(loss) – before income tax	$(4,074)	$6,315	$(694)	$(772)	$(10,006)	$(632)	$(1,580)	$(11,443)
Income tax/(benefit)	-	-	(172)	(387)	736	-	-	177
Net income/(loss)	$(4,074)	$6,315	$(866)	$(1,159)	$(9,270)	$(632)	$(1,580)	$(11,266)

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

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

For the Years Ended December 31, 2021, 2020 and 2019

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

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

	Total Assets		Total liabilities
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	$’000	$’000	$’000	$’000
Argentina – Cap-Oeste	$12,263	$14,585	$2,080	$1,880
Argentina – Lomada	7,038	4,616	4,899	3,808
Argentina – Calcatreu	15,977	15,343	1,019	490
Argentina – Martha & La Josefina	12,086	12,704	4,994	2,298
Argentina and Chile	6,139	8,553	7,439	5,355
United Kingdom	138	122	11,869	15,678
North America	4,098	4,145	7,743	9,154
Total	$57,739	$60,068	$40,043	$38,663

25. Commitments and contingencies

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

26. Capital Management

The Company’s capital management objectives are:

●	to ensure the Company’s ability to continue as a going concern;
●	to fund projects from raising capital from equity placements rather than long-term borrowings;
●	to increase the value of the assets of the business; and
●	to provide an adequate return to shareholders in the future when new or existing exploration assets are taken into production.

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

The Company is not subject to any externally imposed capital requirements.

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

The Company’s capital as at December 31, 2021 and 2020 is as follows:

	December 31,	December 31,
	2021	2020
	$’000	$’000
Bank indebtedness	$6,706	$9,636
Loan payable and current portion of long-term debt	517	363
Long-term debt	255	109
Long-term debt with related parties	15,507	14,808
Shareholders’ equity attributable to the parent	19,088	22,700
Total	$42,073	$47,616

27. Income Taxes

(a) Income tax expense (benefit)

	December 31, 2021	December 31, 2020	December 31, 2019
Current tax expense (benefit)
Current period	$51	$-	$47

Deferred tax expense (benefit)
Current period	160	2,096	(350)
Prior period tax adjustments	(388)	(27)	188
Total income tax expense (benefit)	$(177)	$2,069	$(115)

The actual income tax provision differs from the expected amount calculated by applying the Canadian parent corporate tax rate to income before tax. These differences result from the following:

	December 31, 2021	December 31, 2020	December 31, 2019
Loss before tax	$(11,443)	$(2,312)	$(12,469)
Statutory income tax rate	25%	25%	25%
Expected income tax (benefit)	$(2,861)	$(578)	$(3,117)
Increase (decrease) resulting from:
Non-taxable items	6,415	2,005	118
Change in unrecognized deferred tax assets	(1,234)	534	1,335
Tax rate changes, tax rate differences	(2,109)	135	1,361
Prior period tax adjustments	(388)	(27)	188
Total income tax expense (benefit)	$(177)	$2,069	$(115)

During the year, the Argentinian government enacted legislation to introduce a system of rates by taxable income brackets; the general corporate income tax rates range from 25% to 35% as of January 1, 2021. For 2021 and future years, the income tax rate expected to apply to the Argentinian subsidiaries is 35%. This change in rates results in a tax benefit of $965 related to the re-measurement of the Company’s deferred tax assets and liabilities.

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

(b) Components of deferred tax assets and liabilities

Deferred tax assets are attributable to the following:

	December 31, 2021	December 31, 2020

Property, plant and equipment	$615	$869
Mineral properties	374	-
Loss carryforwards	1,000	793
Other	2,489	2,898
Deferred tax assets	4,478	4,560

Deferred tax liabilities are attributable to the following:

	December 31, 2021	December 31, 2020

Property, plant and equipment	$(5,678)	$(5,552)
Mineral properties	(2,374)	(1,741)
Long-term debt	-	(322)
Other	(221)	(968)
Deferred tax liabilities	(8,273)	(8,583)
Set-off of deferred tax assets	4,478	4,560
Net deferred tax liability	$(3,795)	$(4,023)

(c) Movement of deferred tax assets and liabilities

	Balance December 31, 2020	Recognized in net income (loss)	Balance December 31, 2021

Property, plant and equipment	$869	$(254)	$615
Mineral properties	-	374	374
Loss carryforwards	793	207	1,000
Other	2,898	(409)	2,489
Property, plant and equipment	(5,552)	(126)	(5,678)
Mineral properties	(1,741)	(633)	(2,374)
Long-term debt	(322)	322	-
Other	(968)	747	(221)
	$(4,023)	$228	$(3,795)

	Balance December 31, 2019	Recognized in net income (loss)	Balance December 31, 2020

Property, plant and equipment	$786	$83	$869
Loss carryforwards	2,385	(1,592)	793
Other	1,428	1,470	2,898
Property, plant and equipment	(4,263)	(1,289)	(5,552)
Mineral properties	(1,741)	-	(1,741)
Long-term debt	(322)	-	(322)
Other	(227)	(741)	(968)
	$(1,954)	$(2,069)	$(4,023)

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

(d) Loss carryforwards

The Company and its subsidiaries have tax loss carryforwards within the jurisdictions in which they operate. These loss carryforwards expire between 2024 and 2041. Deferred tax assets have not been recognized in respect of the following items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits.

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2021	December 31, 2020

Deductible temporary differences	119,456	103,894
Tax losses	27,663	24,204
	147,119	128,098

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

