Form 20-F/A
period 2021-12-31
Patagonia Gold Corp.
filed 2022-07-22
CIK 1551206

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Auditor Name	Location	Firm ID
Grant Thornton LLP	Vancouver, Canada	1390

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the following sections – Glossary of Mining Terms, Items 3D, 4, 5A, 5B, 6A, and 7B under Part I, and Item 19 under Part II – of the Annual Report on Form 20-F for the year ended December 31, 2021, which was originally filed with the Securities and Exchange Commission on May 2, 2022 (the “Original Annual Report”). The Cautionary Note Regarding Estimates of Mineral Resources has been deleted in its entirety. We are filing this amendment solely to remove mineral resource disclosure for the Cap-Oeste and Calcatreu properties and to amend certain corresponding sections listed above as the Company has not prepared technical report summaries for these properties as required under Subpart 1300 of Regulation S-K.

Except as described above, we have not modified or updated any disclosures presented in the Original Annual Report. This Amendment does not reflect events occurring after the filing of the Original Annual Report or modify or update those disclosures, including the exhibits (except those referenced above) to the Original Annual Report. Accordingly, this Amendment should be read in conjunction with our filings with the Securities and Exchange Commission (the “SEC”) subsequent to the filing of the Original Annual Report.

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

“Low sulfidation mineral deposits” - Low sulfidation epithermal deposits represent the uppermost, or most distal, parts of intrusion-related hydrothermal mineral systems. They generally form within 500 meters of surface but may extend to 1-2 kilometers.

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

“Ore body” - A well-defined mass of material of sufficient mineral content to make extraction economically viable.

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

“Prospect” – When used as a verb, it means to investigate a site with insufficient data available on mineralization to determine if minerals are economically recoverable or a site deemed favorable for mineral exploration activities.

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

Dependence on limited mining properties

The Calcatreu and Cap-Oeste properties are the Company’s primary properties believed to have, with additional work and studies, as envisioned in either pre-feasibility or feasibility studies, and investment, potential for the future generation of revenue. Any adverse development affecting the progress of the Calcatreu and Cap-Oeste properties such as, but not limited to, obtaining financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect of the Company’s financial performance and results of operations.

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

Patagonia is an exploration and development company, engaged in the exploration of mineral properties and exploitation of mineral resources and mineral reserves in the Santa Cruz, Rio Negro and Chubut Provinces of Argentina. Patagonia’s material properties are Calcatreu in the Rio Negro province of Argentina and Cap-Oeste in the Santa Cruz province of Argentina.

Calcatreu Property

The Company’s principal material property is Calcatreu located in south-central Rio Negro province approximately 80 km southwest of the town of Jacobacci. The Calcatreu Property is located in the Jurassic-aged Somuncura Massif along the NW- to SE-oriented, regional-scale Gastre Fault System; a highly prospective belt of Mesozoic-aged rocks and structures and base and precious metal deposits occurring in both the provinces of Chubut and Rio Negro, Argentina. The massif is similar in geologic character to the larger Deseado Massif in the province of Santa Cruz to the south. Patagonia has also recently acquired new concessions, totaling more than 100,000 hectares (“ha”) along this belt in the Rio Negro province. The Calcatreu Property is a gold and silver property acquired in January 2018 through the acquisition of Minera Aquiline Argentina SA, a subsidiary of Pan American Silver Corp. (“Pan American”) and the Company’s immediate aim is to commence a drilling program and advance the property to a pre-feasibility study stage.

Cap-Oeste Property

The Cap-Oeste Property is located within a structural corridor extending six kilometers from the La Pampa prospect in the northwest to the Tango prospect in the southeast. The Company has initiated a pre-feasibility study to assess the potential technical and economic extraction of mineral resources. The Company is now focused on evaluating the development of these mineral resources by underground mining. The Company is expecting quotations with respect to potential construction of an underground mine at the Cap-Oeste Property. Material processing options are being considered and may include utilizing the Company’s flotation facilities at its Martha Mine Property (as defined herein), about 100 kms to the southeast of Cap-Oeste.

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

Summary of Mineral Properties

Tenements

Patagonia Gold - Tenements Summary
Owner	Province	Name	Property file#	Block
Minera Aquiline Argentina S.A.U.	Río Negro	Aguadita	28.127/M/03	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Carnerito	28.137/M/03	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Co. Mojón	26.055/M/01	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Doradito 2	28.135/M/03	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	La Incognita	27.032/M/02	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Nabel 4	23.017/M/98	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Pampita	28.131/M/03	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Rebeca	23.019/M/98	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Rebequita	28.130/M/03	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Viuda de Castro	33.063/M/08	Calcatreu Block / Grupo Minero CCT
Minera Aquiline Argentina S.A.U.	Río Negro	Amancay	45.339/2020	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Chivito	28.128/M/03	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Co. Mojon Grande I	44.006/M/19	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Co. Mojon Grande II	37.131/M/12	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Co. Mojon Grande S1	43.070/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Co. Mojon Grande S2	43.071/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Demasia Nabel 2	45.341/M/2020	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	El Centinela	43.017/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Enlace Co. Mojon Grande	43.072/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Fitamiche	44.308/M/19	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Ivar	44.340/M/19	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Nabel	22.119/M/97	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Nabel 1 bis	27.072/M/02	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Nabel 2	28.071/M/03	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Nabel 3	46.010/M/21	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Onabel	43.117/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Onabel I	42.097/M/17	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Onabel II	42.098/M/17	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Onabel III	43.118/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Onabel IV	43.119/M/18	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Trinity	28.132/M/03	Calcatreu Block
Minera Aquiline Argentina S.A.U.	Río Negro	Ubbe	44.340/M/19	Calcatreu Block
Leleque Exploracion S.A.	Río Negro	Cerro Blanco	27.053/M/02	Cerro Blanco Block
Leleque Exploracion S.A.	Río Negro	Cerro Blanco 2	27.054/M/02	Cerro Blanco Block
Leleque Exploracion S.A.	Río Negro	Suerte II	23.145/M/98	Cerro Blanco Block
Leleque Exploracion S.A.	Río Negro	El Morro	30.088/05	Cerro Morro Block

Leleque Exploracion S.A.	Río Negro	El Morro 2	33.021/08	Cerro Morro Block
Leleque Exploracion S.A.	Río Negro	El Morro 3	37.053/12	Cerro Morro Block
Leleque Exploracion S.A.	Río Negro	El Duende	43.102/M/2018	El Duende Block
Leleque Exploracion S.A.	Río Negro	El Duende 1	43.103/M/2018	El Duende Block
Leleque Exploracion S.A.	Río Negro	El Duende 2	43.104/M/2018	El Duende Block
Leleque Exploracion S.A.	Río Negro	El Duende 3	43.105/M/2018	El Duende Block
Leleque Exploracion S.A.	Río Negro	Escondido	43.098/M/2018	Escondido Block
Leleque Exploracion S.A.	Río Negro	Escondido 1	43.099/M/2018	Escondido Block
Leleque Exploracion S.A.	Río Negro	Escondido 2	43.100/M/2018	Escondido Block
Leleque Exploracion S.A.	Río Negro	Tamariscos 1	40.010/M/15	Los Tamariscos Block
Leleque Exploracion S.A.	Río Negro	Tamariscos 2	40.011/M/15	Los Tamariscos Block
Leleque Exploracion S.A.	Río Negro	Tamariscos 3	41.010/16	Los Tamariscos Block
Leleque Exploracion S.A.	Río Negro	Tamariscos 4	42.034/17	Los Tamariscos Block
Leleque Exploracion S.A.	Río Negro	Campanario	43.101/M/2018	REGIONAL
Huemules S.A.	Chubut	Ada	16.897/21	Aguas Perdidas Block
Huemules S.A.	Chubut	Arthur	16.898/21	Aguas Perdidas Block
Huemules S.A.	Chubut	Polly	16.895/21	Aguas Perdidas Block
Huemules S.A.	Chubut	Tommy	16.896/21	Aguas Perdidas Block
Huemules S.A.	Chubut	Belatriz	13.156/97	Huemules Block
Huemules S.A.	Chubut	Belatriz I	13.667/01	Huemules Block
Huemules S.A.	Chubut	Belatriz II	13.668/01	Huemules Block
Huemules S.A.	Chubut	Belatriz III	14.085/03	Huemules Block
Huemules S.A.	Chubut	Faldeo Amarillo	12.197/91	Huemules Block
Huemules S.A.	Chubut	Filo Alto	13.031/97	Huemules Block
Huemules S.A.	Chubut	Huemules	14.001/03	Huemules Block
Huemules S.A.	Chubut	Huemules Centro	11.907/90	Huemules Block
Huemules S.A.	Chubut	Huemules Norte	11.906/90	Huemules Block
Huemules S.A.	Chubut	Huemules Sur	11.908/90	Huemules Block
Huemules S.A.	Chubut	La Horqueta	13.997/03	Huemules Block
Huemules S.A.	Chubut	Laguna Larga I	13.810/02	Huemules Block
Huemules S.A.	Chubut	Mallín Blanco	13.427/99	Huemules Block
Huemules S.A.	Chubut	Mallín Blanco II	13.676/01	Huemules Block
Huemules S.A.	Chubut	Mallín del Bronce	12.198/91	Huemules Block
Huemules S.A.	Chubut	Trafipan	13.233/97	Huemules Block

Huemules S.A.	Chubut	Comarca	16.776/18	Gastre Block
Huemules S.A.	Chubut	Ragnar	16.868/19	Gastre Block
Huemules S.A.	Chubut	Rohan	16.777/18	Gastre Block
Leleque Exploracion S.A.	Chubut	Bandera I	14.906/06	Gastre Block
Leleque Exploracion S.A.	Chubut	Colelache I	15.071/06	Gastre Block
Leleque Exploracion S.A.	Chubut	Colelache II	15.072/06	Gastre Block
Leleque Exploracion S.A.	Chubut	Colelache III	15.484/08	Gastre Block
Leleque Exploracion S.A.	Chubut	Jaramillo	16.159/12	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco 4	16.155/12	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco 5	16.305/12	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco 6	16.343/13	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco 7	16.429/14	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco I	14.904/06	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco II	14.905/06	Gastre Block
Leleque Exploracion S.A.	Chubut	Lonco III-A	15.073/06	Gastre Block
Leleque Exploracion S.A.	Chubut	More I	14.907/06	Gastre Block
Leleque Exploracion S.A.	Chubut	Ñancuyique II	14.583/05	Gastre Block
Leleque Exploracion S.A.	Chubut	Ñancuyique III	14.584/05	Gastre Block
Leleque Exploracion S.A.	Chubut	Cerro Castillo	14.151/03	Cerro Crespo Block
Leleque Exploracion S.A.	Chubut	Curin	14.797/06	Cerro Crespo Block
Leleque Exploracion S.A.	Chubut	El Lazo	14.637/05	Cerro Crespo Block
Leleque Exploracion S.A.	Chubut	Gonzalo	14.491/05	Cerro Crespo Block
Leleque Exploracion S.A.	Chubut	La Rivera	14.759/05	Cerro Crespo Block
Leleque Exploracion S.A.	Chubut	Navarrete	14.075/03	Cerro Crespo Block
Leleque Exploracion S.A.	Chubut	Caquel I	14.618/05	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Caquel II	14.619/05	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Cerro Central	13.854/02	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Cerro Cuche	14.620/05	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Cordon de los Tobas	14.230/04	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Eva	14.153/03	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Sierra Colorada	13.170/97	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Sierra Colorada II	13.599/00	Cerro Cuche - Carrenleufu Block
Leleque Exploracion S.A.	Chubut	Sierra Colorada III	13.712/01	Cerro Cuche - Carrenleufu Block

Leleque Exploracion S.A.	Chubut	Aldebaran	13.157/97	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Aldebarán I	13.666/01	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Aldebarán II	13.665/01	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Aldebarán III	14.084/03	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Buitrera	13.158/97	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Buitrera II	13.711/01	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Cholila	13.466/99	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Cordon Esquel	13.125/97	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Juliana I	14.098/03	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Leleque	13.123/97	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Leleque I	13.662/01	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Leleque I	13.463/99	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Leleque III	13.663/01	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Leon I	13.107/97	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Leon II	13.108/97	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Lepá I	13.508/00	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Lepá II	13.664/01	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Loma Boscosa	13.788/02	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Romina I	14.097/03	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Triángulo	13.844/02	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Viviana I	14.082/03	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Viviana II	14.083/03	Cordon Esquel Block
Leleque Exploracion S.A.	Chubut	Cerro Redondo I	13.880/02	Dos Cerros - Cerro Redondo Block
Leleque Exploracion S.A.	Chubut	Cerro Redondo II	13.881/02	Dos Cerros - Cerro Redondo Block
Leleque Exploracion S.A.	Chubut	Dos Cerros	14.908/06	Dos Cerros - Cerro Redondo Block
Leleque Exploracion S.A.	Chubut	Los Salitrales	14.909/06	Dos Cerros - Cerro Redondo Block
Leleque Exploracion S.A.	Chubut	El Zampal I	15.520/08	El Zampal - Chivas Block
Leleque Exploracion S.A.	Chubut	El Zampal II	15.648/09	El Zampal - Chivas Block
Leleque Exploracion S.A.	Chubut	Las chivas I	15.872/10	El Zampal - Chivas Block
Leleque Exploracion S.A.	Chubut	Cerro Coihue	14.026/03	Epuyen Block
Leleque Exploracion S.A.	Chubut	Epuyen Este	13.723/01	Epuyen Block
Leleque Exploracion S.A.	Chubut	Arroyo del Turco	13.724/01	Los Alerces Block
Leleque Exploracion S.A.	Chubut	Arroyo Los Alerces	13.726/01	Los Alerces Block

Leleque Exploracion S.A.	Chubut	Rio Tigre	13.725/01	Los Alerces Block
Leleque Exploracion S.A.	Chubut	Laguna del Mate	15.070/06	Cerro Ferroti Block
Minera Minamalu S.A.	Chubut	Cerro Ferraroti	13.846/02	Cerro Ferroti Block
Leleque Exploracion S.A.	Chubut	Antonella	16.173/12	REGIONAL
Huemules S.A.	Chubut	Gondor	16.778/18	REGIONAL
Huemules S.A.	Chubut	Rivendel	16.779/18	REGIONAL
Leleque Exploracion S.A.	Chubut	La Pepita I	15.040/06	Sierra Payaniyeu Block
Leleque Exploracion S.A.	Chubut	La Pepita II	15.041/06	Sierra Payaniyeu Block
Minera Minamalu S.A.	Chubut	Cerro Colorado	13.858/02	Sierra Payaniyeu Block
Minera Minamalu S.A.	Chubut	Cerro Tres Montes	13.845/02	Sierra Payaniyeu Block
Minera Minamalu S.A.	Chubut	El Gato	13.856/02	Sierra Payaniyeu Block
Minera Minamalu S.A.	Chubut	Sierra Payaniyeu	13.857/02	Sierra Payaniyeu Block
Cardero Argentina S.A.	Chubut	Angela	102.886/33	Mina Angela Block
Cardero Argentina S.A.	Chubut	Beto	3.685/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Blanca	3.961/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Carlos Hector	3.680/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Carlos Jorge	3.684/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Clara Natividad	130.169/46	Mina Angela Block
Cardero Argentina S.A.	Chubut	Cristina	3.186/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Daniel H	3.687/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Dario Alfonso	3.683/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Ernestina	95.705/54	Mina Angela Block
Cardero Argentina S.A.	Chubut	Fernanda	95.655/54	Mina Angela Block
Cardero Argentina S.A.	Chubut	Fortuna	3.945/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Haydee	96.305/54	Mina Angela Block
Cardero Argentina S.A.	Chubut	Hugo A	3.682/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Jorgelina	3.184/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Juliano	3.940/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Laly	3.942/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Lidia	3.943/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Liliana	61.591/51	Mina Angela Block
Cardero Argentina S.A.	Chubut	Luciano	3.668/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Margarita	3.938/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Maria Adela	55.644/55	Mina Angela Block

Cardero Argentina S.A.	Chubut	Maria Fernanda	3.183/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Maria Marta	3.182/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Mariano	3.669/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Mario H	3.688/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Martha	55.944/55	Mina Angela Block
Cardero Argentina S.A.	Chubut	Pablo Luis	3.670/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Pepe	3.939/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Prometeo	3.944/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Rene	3.181/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Roberto A	3.686/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Roberto H	3.679/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Roberto Luis	3.681/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	Roque	3.937/73	Mina Angela Block
Cardero Argentina S.A.	Chubut	San Juan	3.179/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	San Pedro	3.187/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Santa Josefina	3.188/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Santa Teresa	95.704/54	Mina Angela Block
Cardero Argentina S.A.	Chubut	Silvia	3.185/72	Mina Angela Block
Cardero Argentina S.A.	Chubut	Susana Beatriz	130.170/46	Mina Angela Block
Cardero Argentina S.A.	Chubut	Timon	12.539/94	Mina Angela Block
Cardero Argentina S.A.	Chubut	Titina	3.180/72	Mina Angela Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Abril	416.336/MSJ/92	Abril Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Abril I	416.360/MSJ/92	Abril Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Abril III	410.035/PIUQ/99	Abril Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Abril IV	410.034/PIUQ/99	Abril Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Ailín	409.065/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Benjamín	409.063/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Diana	409.059/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Giuliana	409.062/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Ivo Gonzalo	409.067/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Julia	401.048/F/80	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Lucas Marcelo	409.071/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Maria Jose	409.068/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Mariana T	409.064/F/98	La Josefina Block

Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Matías Augusto	409.069/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Miguel Angel	409.058/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Mirta Julia	409.066/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Nicolás Alejandro	409.072/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Noemí	409.060/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Rosella	409.061/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Sofía Lujan	409.070/F/98	La Josefina Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Amelia	409.143/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Augusto Gabriel	409.140/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Cristian Jose	409.146/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Jacinto	409.142/F/00	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Jose Luis	409.150/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Macedonio	408.023/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Maria Lorena	409.147/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Matías Alberto	409.145/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Noelia Soledad	409.139/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Patricia Alejandra	409.141/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz 2021	Santa Cruz	Romina Anabel	409.138/F/98	La Valenciana Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Angel Federico	409.144/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Asturiana 1	409.380/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Asturiana 2	409.384/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Asturiana 3	409.386/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Baltazar	409.136/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	El Condor 1	408.829/F/08	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	El Condor 2	408.830/F/08	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Emilce	409.390/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Emiliano Ariel	409.148/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Esperanza 1	409.381/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Esperanza 2	409.389/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Esperanza 3	409.391/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Facundo Exequiel	406.019/F/97	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Hector Dario	409.149/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Herminda	409.387/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	La Ultima II	411.119/F/99	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	La Ultima III	411.120/F/99	Las Lajas Block

Patagonia Gold S.A. / Fomicruz	Santa Cruz	La Ultima IV	411.121/F/99	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Maria Florencia	409.137/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Santiago Joaquin	409.388/F/98	Las Lajas Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Evangelina	414.663/F/95	La Manchuria Block Sur
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Haydee	408.487/F/94	La Manchuria Sur Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Irene	408.489/F/94	La Manchuria Sur Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Isidoro	408.827/F/08	La Manchuria Sur Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Panza	408.828/F/08	La Manchuria Sur Block
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Juan Ignacio	408.488/F/94	Bajo Pellegrini Block
Minera Minamalu S.A.	Santa Cruz	Ivana	411.351/PG/06	Bajo Pellegrini Block
Minera Minamalu S.A.	Santa Cruz	Mariquita	405.470/MR/05	Bajo Pellegrini Block
Minera Minamalu S.A.	Santa Cruz	Peninsula I	406.414/PG/08	Bajo Pellegrini Block
Minera Minamalu S.A.	Santa Cruz	Peninsula II	427.879/PG/09	Bajo Pellegrini Block
Minera Minamalu S.A.	Santa Cruz	Romina	411.353/PG/06	Bajo Pellegrini Block
Minera Minamalu S.A.	Santa Cruz	Andrea I	412.320/PG/06	Cañadon Largo Block
Minera Minamalu S.A.	Santa Cruz	Cañadon Largo I	427.280/PG/09	Cañadon Largo Block
Minera Minamalu S.A.	Santa Cruz	Cañadon Largo II	406.609/PG/08	Cañadon Largo Block
Minera Minamalu S.A.	Santa Cruz	Gabriela I	412.322/PG/06	Cañadon Largo Block
Minera Minamalu S.A.	Santa Cruz	Gran Esperanza	444.787/MM/21	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	Gran Esperanza I	445.301/MM/21	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	Karina	435.051/OP/16	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	La Esperanza 4	405.008/IA/02	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	La Esperanza 6	406.402/IA/02	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	La Esperanza 7	410.106/IA/03	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	La Esperanza 8	414.643/A/04	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	La Esperanza I	414.380/PGI/95	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	La Esperanza II	414.465/PG/95	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	La Esperanza III	414.825/AD/95	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	Las Gemelas	409.188/0P/06	La Esperanza Block
Minera Minamalu S.A.	Santa Cruz	Enriqueta I	406.172/IA/02	Las Mellizas Block
Minera Minamalu S.A.	Santa Cruz	Las Mellizas 4	427.650/0P/13	Las Mellizas Block
Minera Minamalu S.A.	Santa Cruz	Las Mellizas I	405.266/PGl/97	Las Mellizas Block
Minera Minamalu S.A.	Santa Cruz	Las Mellizas II	403.008/IA/01	Las Mellizas Block
Minera Minamalu S.A.	Santa Cruz	Las Mellizas III	404.997/IA/02	Las Mellizas Block

Minera Minamalu S.A.	Santa Cruz	Candela	411.347/PG/06	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	El Amanecer I	406.413/PG/08	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	El Amanecer II	427.258/PG/09	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	El Amanecer III	425.217/PG/10	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Fernanda	412.321/PG/06	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Gori	413.210/PG/06	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	La Batalla I	406.608/PG/08	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	La Batalla II	427.261/PG/09	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	La Suerte I	431.873/MM/15	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	La Suerte II	434.819/MM/16	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	La Suerte III	435.955/MM/16	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Las Picudas	400.125/PG/07	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Los Manantiales I	422.901/PG/10	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Los Manantiales II	427.608/PG/11	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Los Manantiales III	422.237/MM/12	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Peñasco	405.403/PG/05	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Silvanita	412.317/PG/06	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Valerita	412.316/BE/06	Los Toldos Block
Minera Minamalu S.A.	Santa Cruz	Alma Gaucha I	404.613/PG/07	Los Toldos Block - El Bagual
Minera Minamalu S.A.	Santa Cruz	Florinda	403.813/PG/05	Los Toldos Block - El Bagual
Minera Minamalu S.A.	Santa Cruz	Valentina	411.348/PG/06	Los Toldos Block - El Bagual
Minera Minamalu S.A.	Santa Cruz	Mancha Blanca I	406.330/NMA/98	Mancha Blanca Block
Minera Minamalu S.A.	Santa Cruz	Mancha Blanca II	406.615/NMA/98	Mancha Blanca Block
Minera Minamalu S.A.	Santa Cruz	Nevado I	445.197/A/21	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nevado II	445.198/A/21	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nicholas	406.883/Mirasol/06	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nicholas II	409.301/Marisol/06	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nicholas III	409.300/Marisol/06	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nicholas IV	410.239/Marisol/06	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nicholas V	405.978/Marisol/08	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nico IV	436.096/A/16	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nico IX	437.151/A/17	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nico V	436.446/A/17	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nico VI	437.154/A/17	Nico Block

Minera Minamalu S.A.	Santa Cruz	Nico VII	437.152/A/17	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nico VIII	437.153/A/17	Nico Block
Minera Minamalu S.A.	Santa Cruz	Nico X	437.849/A/17	Nico Block
Minera Minamalu S.A.	Santa Cruz	Daniel	445.204/MM/21	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Diego	444.788/MM/21	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Julieta	444.789/MM/21	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Laura	412.318/PG/06	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Los Pirineos I	406.613/PG/08	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Los Pirineos II	407.750/PG/08	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Matías	444.792/MM/21	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Patry	445.205/MM/21	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	Polo	444.790/MM/21	Pirineos Block
Minera Minamalu S.A.	Santa Cruz	9 de Julio	405.471/MR/05	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Anita	411.352/MR/06	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Belén	412.319/EB/06	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Mariana	411.350/PG/06	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Patricia II	412.323/PG/06	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Santa Catalina I	406.614/PG/08	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Santa Catalina II	427.260/PG/09	Santa Catalina Block
Minera Minamalu S.A.	Santa Cruz	Sarita I	406.803/PG/98	Sarita Block
Minera Minamalu S.A.	Santa Cruz	Sarita II	406.804/PG/98	Sarita Block
Minera Minamalu S.A.	Santa Cruz	Sarita Sur I	406.805/PG/98	Sarita Block
Minera Minamalu S.A.	Santa Cruz	Sarita Sur II	406.806/PG/98	Sarita Block
Minera Minamalu S.A.	Santa Cruz	Huracán I	408.037/CMP/03	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Tornado 1-2	427.823/COUER/13	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Tornado 1-3	427.813/CA/13	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Tornado 1-4	427.812/CA/13	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Tornado 1-5	427.814/COUER/13	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Tornado I	407.819/CA/03	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Tornado II	427.628/COUER/11	Tornado Block
Minera Minamalu S.A.	Santa Cruz	Don Francisco I	427.420/MM/13	El Tranquilo Block
Minera Minamalu S.A.	Santa Cruz	El Aljibe	424.916/PG/09	El Tranquilo Block
Minera Minamalu S.A.	Santa Cruz	El Mangrullo I	431.868/MM/15	El Tranquilo Block
Minera Minamalu S.A.	Santa Cruz	La Marciana	439.470/MM/18	El Tranquilo Block

Minera Minamalu S.A.	Santa Cruz	Las Casuarinas	424.914/PG/09	El Tranquilo Block
Minera Minamalu S.A.	Santa Cruz	Nueva España I	422.217/PG/10	El Tranquilo Block
Minera Minamalu S.A.	Santa Cruz	Nuevo	423.670/PG/10	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Cerro Leon I	423.845/PG/09	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	El Tranquilo I	403.094/PG/07	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Enriqueta	412.519/PG/06	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Apaciguada	405.473/PG/05	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Bajada	404.562/PG/05	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Bajada I	425.611/PG/10	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Cañada I	403.985/PG/07	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Cañada II	427.259/PG/09	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Cañada III	421.630/PG/10	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Mansa	413.543/PG/06	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Marcelina I	432.386/PG/15	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	La Marcelina II	435.705/PG/16	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Maria	412.520/PG/06	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Marte	409.148/PG/06	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Monte Leon	415.664/MR/07	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Monte Puma	406.881/PG/06	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Monte Tigre	406.882/PG/06	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Venus	402.092/PG/05	El Tranquilo Block
Patagonia Gold S.A.	Santa Cruz	Jenny	403.859/PG/97	La Manchuria Block
Patagonia Gold S.A.	Santa Cruz	Marielita	405.402/MR/05	La Manchuria Block
Patagonia Gold S.A.	Santa Cruz	Rene	403.860/PG/97	La Manchuria Block
Patagonia Gold S.A.	Santa Cruz	Sandrita	403.858/PG/97	La Manchuria Block
Patagonia Gold S.A.	Santa Cruz	Sofia I	403.861/PG/97	La Manchuria Block
Minera Minamalu S.A.	Santa Cruz	Cerro Vasco	404.563/PG/05	La Paloma Block
Minera Minamalu S.A.	Santa Cruz	La Emilia I	420.270/MM/12	La Paloma Block
Minera Minamalu S.A.	Santa Cruz	La Emilia II	424.650/MM/13	La Paloma Block
Minera Minamalu S.A.	Santa Cruz	La Emilia III	428.315/MM/14	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Albatro	411.062/MR/06	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Albatro Norte	431.258/PG/15	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Bandurria	432.717/PG/15	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Buho	412.113/PG/06	La Paloma Block

Patagonia Gold S.A.	Santa Cruz	Calandria	413.359/PG/04	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Canarias	413.358/PG/04	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Cardenal	413.357/MR/04	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Condorito	412.114/PG/06	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Golondrina	404.214/PG/05	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Hornero	401.860/PG/05	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Jilguero	413.360/PG/04	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Kukatoo	411.065/PG/06	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Los Patos	415.160/PG/04	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Martineta	411.061/MR/06	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Mirlo	404.215/PG/05	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Picaflor	411.063/PG/06	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Piuquen	404.213/PG/05	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Tordo	411.064/PG/06	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Venteveo	404.216/PG/05	La Paloma Block
Patagonia Gold S.A.	Santa Cruz	Zorzal	413.361/PG/04	La Paloma Block
Minera Minamalu S.A.	Santa Cruz	El Desencuentro	409.187/OP/06	San Agustin Block
Cerro Cazador S.A.	Santa Cruz	Baco 3	408.507/CMP/98	Mina Martha Block
Cerro Cazador S.A.	Santa Cruz	Baco 5	406.128/CMP/02	Mina Martha Block
Cerro Cazador S.A.	Santa Cruz	Martha	409.211/CMP/98	Mina Martha Block
Cerro Cazador S.A.	Santa Cruz	Martha II	401.462/CMP/01	Mina Martha Block
Cerro Cazador S.A.	Santa Cruz	Martha III	401.463/CMP/01	Mina Martha Block
Cerro Cazador S.A.	Santa Cruz	Wendy	401.461/CMP/01	Mina Martha Block
Cerro Cazador S.A.	Santa Cruz	Wendy I	440.728/CC/19	Mina Martha Block
Minera Minamalu S.A. / Tres Cerros Exploraciones S.R.L.	Santa Cruz	Elisa	431.643/CGL/15	Elisa Block
Minera Minamalu S.A. / Tres Cerros Exploraciones S.R.L.	Santa Cruz	Elisa Oeste	440.739/TCE/19	Elisa Block
Minera Minamalu S.A. / Tres Cerros Exploraciones S.R.L.	Santa Cruz	Gran Elisa	000.000/TCE/21	Elisa Block
Minera Minamalu S.A. / Mirasol Resources Ltd	Santa Cruz	Homeni I	436.764/A/17	Homenaje Block
Minera Minamalu S.A. / Mirasol Resources Ltd	Santa Cruz	Homeni II	439.012/A/18	Homenaje Block
Minera Minamalu S.A. / Mirasol Resources Ltd	Santa Cruz	Homeni III	439.621/A/18	Homenaje Block
Minera Minamalu S.A. / Mirasol Resources Ltd	Santa Cruz	Homeni IV	440.730/A/19	Homenaje Block
Cerro Cazador S.A.	Santa Cruz	Johana Belen	409.162/S/94	Bajo Pobre Block
Cerro Cazador S.A.	Santa Cruz	Mi Sueño	406.666/DPM/03	Bajo Pobre Block

Cerro Cazador S.A.	Santa Cruz	Viva La Vida	406.665/DPM/03	Bajo Pobre Block
Minera Minamalu S.A.	Santa Cruz	El Borde	437.848/MM/17	Bajo Pobre Block
Minera Minamalu S.A.	Santa Cruz	Las Vueltas	441.149/MM/19	Bajo Pobre Block
Minera Minamalu S.A.	Santa Cruz	Nuevo Oro 2	407.934/CID/03	Bajo Pobre Block
Cerro Cazador S.A.	Santa Cruz	Ana	406.127/CMP/02	REGIONAL
Cerro Cazador S.A.	Santa Cruz	El Gateado I	416.061/CC/16	REGIONAL
Cerro Cazador S.A.	Santa Cruz	El Moro	422.214/CC/10	REGIONAL
Minera Minamalu S.A.	Santa Cruz	Comino	405.472/PG/05	REGIONAL
Minera Minamalu S.A.	Santa Cruz	Del Diablo	439.620/MM/18	REGIONAL
Minera Minamalu S.A.	Santa Cruz	La Franja	439.618/MM/18	REGIONAL
Minera Minamalu S.A.	Santa Cruz	Rojizo	439.619/MM/18	REGIONAL
Minera Minamalu S.A.	Santa Cruz	Rugoso	439.617/MM/18	REGIONAL
Patagonia Gold S.A.	Santa Cruz	El Llano	438.459/PG/18	REGIONAL
Patagonia Gold S.A. / Fomicruz	Santa Cruz	Arroyo 17	408.626/F/90	REGIONAL

42

2400000
2600000
2800000
RIO NEGRO Province
ARGENTINA
Patagonia
N
Calcatreu Property
5400000
5200000
5000000
4800000
4600000
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

Mineral Resources

The Company is in the process of updating its mineral resource estimates and preparing supporting documents for its two, material properties – Calcatreu and Cap-Oeste.

Mineral Rights

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

Exploration Properties

Material Properties

Calcatreu Property

The following information regarding the Calcatreu Property has been summarized from and is qualified in its entirety by the technical report entitled “NI 43-101 Technical Report, Mineral Resource Estimate on the Calcatreu Gold-Silver Project, Rio Negro Province, Argentina” dated effective December 31, 2018 and prepared by Brian Fitzpatrick, B.Sc., MAusIMM CP (Geo), of Cube Consulting Pty Ltd. (the “Calcatreu Technical Report”), and readers should consult the full text of the Calcatreu Technical Report to obtain further particulars regarding the Calcatreu Property. The disclosure in this is, in most instances, a direct extract of the disclosure contained in the Calcatreu Technical Report, a copy of which is available under Patagonia’s profile on SEDAR at www.sedar.com. Certain capitalized terms used in this section not otherwise defined have the meanings ascribed to them in the Calcatreu Technical Report. The Calcatreu Technical Report was prepared in connection with the RTO and references in this summary to Patagonia are to PGP pre-RTO. The NI 43-101 Technical Report, Mineral Resource Estimate on the Calcatreu Gold-Silver Project, Rio Negro Province, Argentina was prepared in accordance with NI 43-101 in accordance with Canadian standards for reporting of mineral resource estimates, which differ in some respects from the disclosure requirements under S-K 1300 required under United States law.

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

1. “ha” – hectares

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

47

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
Nabel 4
23.017/98
Co. Mojon
26.055/01
Amancay
45.339/20
La Incognita
27.032/02
Rebeca
23.019/98
Carnerito
28.137/03
Aguadita
28.127/03
Co Mojon Grande II
37.131/12
Ivar
44.340/19
PATAGONIA
GOLD
CALCATREU
PROPERTY
0
2.5
5
Km
5350000

Mineral Concessions covering the Calcatreu Property

Condition, past and planned work, stage of development (exploration, development or production)

Calcatreu is an exploration stage property with numerous roads and drill sites that served past surface exploration work. The Company maintains the roads and sites in good condition to facilitate its future exploration activities. In 2022, the Company has plans to advance a pre-feasibility study of the potential for surface mining and mineral processing at the Calcatreu Property.

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

Exploration work

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

Cap-Oeste Property

The following information regarding the Cap-Oeste Property has been summarized from and is qualified in its entirety by the technical report entitled “NI 43-101 Technical Report, Mineral Resource Estimate on the Cap-Oeste Gold-Silver Project, Santa Cruz Province, Argentina” dated effective December 31, 2018 and prepared by Brian Fitzpatrick, B.Sc., MAusIMM CP (Geo) (the “Cap-Oeste Technical Report”), and readers should consult the full text of the Cap-Oeste Project Technical Report to obtain further particulars regarding the Cap-Oeste Project. The disclosure in this Annual Report is, in most instances, a direct extract of the disclosure contained in the Cap-Oeste Technical Report, a copy of which is available under Patagonia’s profile on SEDAR at www.sedar.com. However, the technical information has been updated with current information where applicable. Certain capitalized terms used in this section not otherwise defined have the meanings ascribed to them in the Cap-Oeste Project Technical Report. The Cap-Oeste Technical Report was prepared in connection with the RTO and references in this summary to Patagonia are to PGP pre-RTO. The Cap-Oeste Project Technical Report was prepared in accordance with NI 43-101 which differ in some respects from the disclosure requirements under S-K 1300 required under United States law.

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

52

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
10
Km

Mineral Concessions covering the Cap-Oeste Property

Condition, past and planned work, stage of development (exploration, development or production)

Cap-Oeste, within the El Tranquilo license/concession block, is an advanced, exploration stage property. During 2021, the Company recovered 4,205 ounces of gold and 198,989 ounces of silver from its on-going precious metal recovery operations. No newly-mined material was added to the leach pad in 2021. In 2022, the Company has plans to continue with work on its pre-feasibility study of the potential for underground mining and mineral processing at the Cap-Oeste Property.

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

Abril Property

The Abril property is an approximately 2,000-hectare block that border the Company’s Martha mine on the south. This property is also a part of the private initiative proposed by Patagonia Gold to Santa Cruz government and therefore Abril is included in the new exploration agreement with an exploitation option entered into by Patagonia Gold and Fomicruz for the properties in December 6, 2021. Approximately 386.3 linear kilometers of ground magnetics have been surveyed in the area covering it completely with 50 m N-S lines and several kilometers of epithermal veins have been mapped. Sawn channel samples are planned to be cut as soon as the environmental permits are approved.

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

Summary of Consolidated Results of Operations for the year ended December 31, 2021 and 2020 ($’000)

	Year ended December 31,
(in $000’s, except ounces and per share amounts)	2021	2020	Change	%Change

Operational results
Total gold equivalent ounces – produced (1)	9,336	10,233	(897)	(9%)
Total gold equivalent ounces – sold (1)	10,007	11,174	(1,167)	(10%)

Financial results
Revenue	$18,104	$19,849	$(1,745)	(9%)
Cost of sales	$13,559	$13,247	$312	2%
Exploration expenses	$4,604	$2,303	$2,301	100%
Repair and maintenance	$658	$-	$658	N/A
Administrative expenses	$6,427	$5,611	$816	15%
Impairment	$1,489	$-	$1,489	N/A
Write-down of other receivables	$2,323	$-	$2,323	N/A
Interest expense	$1,436	$2,100	$(664)	(32%)
Net income (loss)	$(11,266)	$(4,381)	$(6,885)	(157%)
Net income (loss) per share – basic and diluted	$(0.025)	$(0.013)	$(0.012)	(94%)

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market price for the commodities each period. The ratio for year ended December 31, 2021 was 73.03:1 (2020 – 85.99:1).

Summary of Consolidated Results of Operations for the year ended December 31, 2020 and 2019 ($’000)

	Year ended December 31,
(in $000’s, except ounces and per share amounts)	2020	2019	Change	%Change

Operational results
Total gold equivalent ounces – produced (1)	10,233	15,562	(5,329)	(34%)
Total gold equivalent ounces – sold (1)	11,174	15,463	(4,289)	(28%)

Financial results
Revenue	$19,849	$21,938	$(2,089)	(10%)
Cost of sales	$13,247	$17,138	$(3,891)	(23%)
Exploration expenses	$2,303	$2,608	$(305)	(12%)
Administrative expenses	$5,611	$11,044	$(5,433)	(49%)
Interest expense	$2,100	$2,131	$(31)	(1%)
Net income (loss)	$(4,381)	$(12,354)	$7,973	65%
Net income (loss) per share – basic and diluted	$(0.013)	$(0.044)	$0.031	70%

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market price for the commodities each period. The ratio for year ended December 31, 2020 was 85.99:1 (2019 – 85.29:1).

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

Financial Position (US $’000)

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

In February 2019, the Company announced that Cantomi Uruguay S.A., a company owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens, had provided a two-year $15,000 loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the pre-feasibility Study of its flagship Calcatreu Property. On November 16, 2020, the maturity of the loan was extended to December 31, 2022 and on December 22, 2021, the maturity of the loan was further extended to December 31, 2023. All other terms of the loan remain unchanged. As of December 31, 2021, there was $15,507 of principal and interest owing under this loan facility compared to $14,808 as of December 31, 2020.

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

1 See Non-IFRS Financial Performance Measures

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

1See Non-IFRS Financial Performance Measures

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

In February 2019, the Company announced that Cantomi Uruguay S.A., a company owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens, had provided a two-year $15,000 loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the pre-feasibility Study of its flagship Calcatreu Property. On November 16, 2020, the maturity of the loan was extended to December 31, 2022. All other terms of the loan remain unchanged. As of December 31, 2021, there is $15,507 (2020 - $14,808) of principal and interest owing under the loan facility.

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

Mr. Harper was educated at Winchester College, Hampshire, UK.

David Jarvis, Director

David Jarvis currently serves as a Director and is a member of the Audit Committee and the Compensation Committee. Mr. Jarvis is a mining executive with broad experience in the Americas and East and Central Asia. His previous roles include Superintendent, Mine Water Management for Newmont Gold, Mine Manager for Kumtor Operating Co., Centerra Gold, Kyrgyzstan, Production Manager, Nome Alaska for NovaGold Resources Inc. and Vice-President and General Manager for Coeur Mexicana, SA de C.V. S

In addition to his role with the Company, Mr. Jarvis serves as Principal at Jarvis Mineral Services, where he provides mining consulting services in Central Asia and North and South America.

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

SUMMARY COMPENSATION TABLE

The following table sets forth all annual and long-term compensation in US dollars for services in all capacities to the Company for the year ended December 31, 2021 in respect of the Company’s named executive officers (“NEOs”) expressed in US dollars:

	Salary	Bonus	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Name and Principal Position	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Jorge Sanguin, COO(2)	260,000	-	-	38,000	-	-	-	298,000
Christopher van Tienhoven, CEO and Director (3)	250,000	125,000	-	57,000	-	-	-	432,000
Cristian Lopez Saubidet, CFO and Director (4)	-	-	-	38,000	-	-	12,000 (5)	50,000

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

Mr. van Tienhoven was granted 1,000,000 stock options in his capacity as the Chief Executive Officer.
Mr. Saubidet was granted 500,000 stock options in his capacity as the Chief Financial Officer.

(2)	Mr. Sanguin became the Chief Operating Officer effective January 1, 2020.
(3)	Mr. van Tienhoven was appointed as Chief Executive Officer of the Company on July 22, 2019.
(4)	Mr. Saubidet was appointed Chief Financial Officer and Director of the Company on July 22, 2019.
(5)	Mr. Saubidet was paid $12,000 in fees for serving in his capacity as a Director.

DIRECTOR’S COMPENSATION TABLE

The following table sets forth the total compensation earned by each director of the during the year ended December 31, 2021:

Director’s Compensation Table	Fees Earned or Paid in Cash	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Name	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Carlos J. Miguens	12,000	-	19,000	-	-	-	31,000
Tim Hunt	12,000	-	19,000	-	-	-	31,000
Cristian Lopez Saubidet	12,000	-	-	-	-	-	12,000
Christopher van Tienhoven	-	-	-	-	-	-	-
Alexander Harper	12,000	-	19,000	-	-	-	31,000
David Jarvis	12,000	-	19,000	-	-	-	31,000
Leon Hardy	12,000	-	19,000	-	-	-	31,000

(1)	On August 14, 2020, the Company granted stock options with an exercise price of CAD $0.16 and an expiry date of August 14, 2025. The stock options vest in three equal trances on the first, second and third anniversary of the grant date. The fair value of the options was calculated using the Black-Scholes option pricing model and using the following assumptions:

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

Cantomi Uruguay S.A. (“Cantomi Uruguay”) and Agropecuaria Cantomi S.A. (“Agropecuaria Cantomi”)

Cantomi Uruguay and Agropecuaria Cantomi are owned and controlled by the Company’s Director Carlos J. Miguens.

In February 2019, Cantomi Uruguay provided a two-year $15 million loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the pre-feasibility Study of its flagship Calcatreu Property. The loan facility has an interest rate of 5% and had an original maturity date of March 31, 2021. The loan facility was subsequently amended to extend the maturity date to December 31, 2023. All other terms of the loan remain unchanged.

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

In the case of a non-resident holder to whom shares of our common stock constitute taxable Canadian property, no Canadian taxes will be payable on a capital gain realized on such shares unless the value of such shares is derived principally from real property situated in Canada within the meaning of the Treaty at the time of the disposition. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following Financial Statements are filed with and incorporated herein as part of this Annual Report as Exhibit F-1:

1.	Audited Consolidated Financial Statements of Patagonia Gold Corp. for the years ended December 31, 2021, 2020 and 2019, comprised of the following:

a.	Independent Auditor’s Report of Registered Public Accounting Firm, Grant Thornton LLP (PCAOB ID #1390), for the years ended December 31, 2021, 2020 and 2019;
b.	Consolidated Statements of Financial Position as at December 31, 2021 and 2020;
c.	Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2021, 2020 and 2019;
d.	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2021, 2020 and 2019;
e.	Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019;
f.	Notes to the Consolidated Financial Statements.

Item 19. Exhibits

The following exhibits are included in Amendment No. 1 to the Annual Report on Form 20-F:

Exhibit Number	Document Description
1.1*	Articles of Incorporation – British Columbia

2.1*	Stock Option Plan

4.1*	The Scheme of Arrangement between Patagonia Gold Plc and Hunt Mining Corp.

4.2*	Exploration and Option Agreement between Cerro Cazador S.A. and FK Minera S.A. dated March 28, 2007

4.3*	Agreement between Fomento Minero de Santa Cruz Sociedad del Estado and Hunt Mining Corp.’s subsidiary, Cerro Cazador, S.A., with respect to the La Josefina property, dated July 24, 2007

4.4*	Share Purchase Agreement among Sinomar Capital Corp., Cerro Cazador S.A., Hunt Mountain Resources Ltd. and Hunt Mountain Investments, LLC, dated October 13, 2009

4.5*	Executive Employment Agreement with Timothy R. Hunt dated January 1, 2012

4.6*	Exploration Agreement Among Eldorado Gold Corporation, Hunt Mining Corp. and Cerro Cazador, S.A. dated May 3, 2012

4.7*	Agreement between Fomento Minero de Santa Cruz Sociedad del Estado and Hunt Mining Corp.’s subsidiary Cerro Cazador, S.A. with respect to the La Josefina property, dated November 15, 2012

4.8*	Amended Agreement between Fomento Minero de Santa Cruz Sociedad del Estado and Hunt Mining Corp.’s subsidiary, Cerro Cazador, S.A., with respect to the La Valenciana property, dated November 15, 2012

4.9*	Buyer’s Contract with Ocean Partners USA, Inc., Hunt Mining Corp and Huntwood Industries, Inc. dated September 28, 2016

4.10*	Advance Payment Facility Agreement with Ocean Partners USA, Inc., Hunt Mining Corp and Huntwood Industries, Inc. dated October 28, 2016

11.1*	Code of Business Conduct and Ethics

12.1+	Certification of Chief Executive Officer of Patagonia Gold Corp. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934

12.2+	Certification of Chief Financial Officer of Patagonia Gold Corp. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934

13.1+	Certification of Chief Executive Officer of Patagonia Gold Corp., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2+	Certification of Chief Financial Officer of Patagonia Gold Corp., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Audit Committee Charter

15.2*	Compensation Committee Charter

15.3+	Consent of Donald J. Birak

F-1	Financial Statements (incorporated by reference to the Registrant’s Form 20-F Annual Report filed with the Commission on May 2, 2022).

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension – Schema

101.CAL*	Inline XBRL Taxonomy Extension – Calculations

101.DEF*	Inline XBRL Taxonomy Extension – Definitions

101.LAB*	Inline XBRL Taxonomy Extension – Labels

101.PRE*	Inline XBRL Taxonomy Extension – Presentation

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously filed with the Original Filing
+	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PATAGONIA GOLD CORP.

BY:	/s/ “Christopher van Tienhoven”
Christopher Van Tienhoven
Chief Executive Officer

Date: July 22, 2022

